Form 40-F
period 2004-12-31
Ace Aviation Holdings Inc.
filed 2005-03-21
CIK 1295721

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                           ------------------------

                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004      Commission File Number 0-51034

                           ------------------------
                          ACE AVIATION HOLDINGS INC.
            (Exact name of Registrant as specified in its charter)


            CANADA                                4512                            N/A
(Province or other Jurisdiction       (Primary Standard Industrial         (I.R.S. Employer
of Incorporation or Organization)      Classification Code Number)        Identification No.)

                      5100 DE MAISONNEUVE BOULEVARD WEST
                               MONTREAL, QUEBEC,
                                CANADA, H4A 3T2
                                (514) 422-5000
  (Address and telephone number of Registrants' principal executive offices)

                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10011
                                (212) 894-8940
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)
    ----------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        CLASS A VARIABLE VOTING SHARES
                             CLASS B VOTING SHARES

       Securities for which there is a reporting obligation pursuant to
                          Section 15(d) of the Act.

                                     NONE

          For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form       [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

    THE REGISTRANT HAD 80,002,251 CLASS A VARIABLE VOTING SHARES, 8,812,431
      CLASS B VOTING SHARES AND 12,500,000 PREFERRED SHARES OUTSTANDING
                           AS AT DECEMBER 31, 2004

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                Yes          82-                       No     X
                   --------     --------                  --------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                Yes    X                               No
                   --------                              --------

                   DOCUMENTS FILED UNDER COVER OF THIS FORM
                   ----------------------------------------

Document No. 1:            Annual Information Form for the fiscal year
                           ended December 31, 2004.

Document No. 2:            Audited Consolidated Financial Statements
                           for the fiscal year ended December 31, 2004, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 3:            Management's Discussion and Analysis of
                           Financial Condition and Results of Operations for the fiscal year ended December 31, 2004.

                                                               DOCUMENT NO. 1






                                 ACE AVIATION    [Logo Graphic omitted]

                          ACE Aviation Holdings Inc.








                                    ANNUAL

                                  INFORMATION

                                     FORM








                                 March 21, 2005

                               TABLE OF CONTENTS

                                                                            Page

THE CORPORATION...............................................................2

REGULATORY ENVIRONMENT........................................................4

INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT.................................7

RECENT DEVELOPMENTS...........................................................9

THREE-YEAR SUMMARY: EVOLUTION OF BUSINESS.................................... 9

DESCRIPTION OF THE BUSINESS..................................................15

RISK FACTORS.................................................................28

MARKET FOR SECURITIES........................................................28

DIVIDEND RECORD..............................................................29

DESCRIPTION OF SHARE CAPITAL.................................................29
   Variable Voting Shares....................................................29
   Voting Shares.............................................................30
   Preferred Shares..........................................................31

ESCROWED SECURITIES..........................................................33

DIRECTORS AND OFFICERS.......................................................34
   Directors.................................................................34
   Officers..................................................................35

STATEMENT OF GOVERNANCE PRACTICES............................................37

STOCK OPTION PLAN............................................................42

AUDIT COMMITTEE..............................................................42

GOVERNANCE AND CORPORATE MATTERS COMMITTEE...................................44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................44

TRANSFER AGENT AND REGISTRAR.................................................45

LEGAL PROCEEDINGS............................................................45

MATERIAL CONTRACTS...........................................................45

EXPERTS......................................................................45

ADDITIONAL INFORMATION.......................................................45

APPENDIX A -  CHARTER AUDIT, FINANCE AND RISK COMMITTEE.....................A-1

APPENDIX B -  CHARTER GOVERNANCE AND
              CORPORATE MATTERS COMMITTEE...................................B-1

                                   Glossary
                                   --------

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Cargo Services -- Means the business and operations of the Corporation's air cargo services business carried on by AC Cargo LP and Air Canada including cargo related products, services and ground operations;

Code-share or Code-sharing -- Refers to a commercial agreement between airlines where an air carrier sells air transportation under its own designator code and the actual transportation is provided by the other air carrier;

Groundhandling Services -- Means the business and operations of the Corporation carried on by ACGHS LP and Air Canada that provide passenger and aircraft related groundhandling services, including, without limitation, check-in, gate management, baggage and cargo handling and ramp services;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM -- Means the average passenger revenue per Available Seat Mile;

Revenue Passenger Miles or RPMs -- Means total number of revenue passengers carried, including frequent flyer redemptions, multiplied by the miles they are flown;

Technical Services -- Means the business and operations of the Corporation's technical service business carried on by ACTS LP, which consists of a heavy maintenance business and operations, repair, overhaul, engineering, training and parts manufacturing;

Yield -- Means average revenue per Revenue Passenger Mile.

                               Explanatory Notes
                               -----------------

ACE Aviation Holdings Inc. and the Corporation -- References herein to ACE are references to ACE Aviation Holdings Inc. itself and references to the "Corporation" include references, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

Currency -- All currency amounts used in this document are stated in Canadian dollars, unless otherwise indicated.

Statistical Information -- Market data and certain industry forecasts used throughout this Annual Information Form were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained herein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys industry forecasts and market research, while believed to be reliable, have not been independently verified, and the Corporation does not make any representation as to the accuracy of such information.

Trademarks -- The following trademarks are owned by the Corporation and, as the context requires, are used in this document to identify products or services offered by the Corporation: Aeroplan, Air Canada Jetz, Jazz, Destina.ca, Acetek, Air Canada Vacations, Executive First, Executive Class, AC Expedair,

AC Priority, AC Air Freight, AC Lynx, Hospitality Service, Rapidair, Maple Leaf Lounge, AC WEBSAVER and Aeroplan Super Elite. The enRoute trademark is also owned by the Corporation. Star Alliance is a trademark of the Corporation and of other members of the Star Alliance group.

                                THE CORPORATION

Incorporation

         ACE Aviation Holdings Inc. was incorporated on June 29, 2004 under the Canada Business Corporations Act ("CBCA") and became the parent holding company of the reorganized Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement of Air Canada and certain of its subsidiaries under the CBCA, the Companies' Creditors Arrangement Act ("CCAA") and the Business Corporations Act (Alberta) which was implemented on September 30, 2004(referred to herein as the "Plan").

         On September 30, 2004, as part of the implementation of the Plan, Air Canada reorganized its corporate structure. Pursuant to such corporate reorganization, Aeroplan Limited Partnership ("Aeroplan"), Jazz, Touram and Destina.ca, which were already established as stand-alone entities under Air Canada, became stand-alone entities under ACE, while ACTS Limited Partnership ("ACTS LP"), AC Cargo Limited Partnership ("AC Cargo LP"), AC Online Limited Partnership ("AC Online LP") and ACGHS Limited Partnership ("ACGHS LP") were established as stand-alone limited partnerships under ACE. As a result, ACE operates as a holding company for Air Canada and ACE's other subsidiaries. ACE's new corporate structure is designed to facilitate the development of each business unit to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business, and to maximize the value of the subsidiaries.

         The Variable Voting Shares and the Voting Shares of ACE are listed on The Toronto Stock Exchange ("TSX"), under the symbols "ACE.RV" and "ACE.B", respectively.

         The head office of ACE is located at 5100 de Maisonneuve Boulevard West, Montreal, Quebec, H4A 3T2.

Corporate Structure

         The following table lists ACE's major subsidiaries, including their jurisdictions of constitution and the percentage of equity held or controlled directly or indirectly by ACE:

                           -----------
                          |   ACE     |
                          | (Canada)  |
                          ------------
                                |
                          100%  |
                                |
         ------------------------------------------------
        |               |                |              |
        |               |                |              |
  ------------     ------------     ------------     -----------
  |Air Canada |   |  Holdco    |   |Destina.ca |    | Touram LP |
  |(Canada)(1)|   |Partnerships|   |(Canada)(3)|    |(Quebec)(4)|
  |           |   |(Quebec)(2) |   |           |    |           |
   -----------     ------------    -------------     -----------
        |               |
        |               |
        |               |
        |           ------------------------------------------------------
        |          |                |            |           |            |
        |          |                |            |           |            |
        |          |                |            |           |            |
 -----------    -----------    ----------    ---------    ---------    --------
| AC Cargo  |  | Aeroplan  |  | ACGHS LP |  | ACTS LP |  |  Jazz LP|  | AC     |
|LP (Quebec)|  |    LP     |  | (Quebec) |  | (Quebec)|  | (Quebec)|  | Online |
| (5)(6)    |  |(Quebec)(5)|  |  (5)(7)  |  | (5)(8)  |  |   (5)   |  |  LP(5) |
 -----------    -----------    -----------   ---------    ---------    --------

____________

(1) Air Canada holds all of the issued and outstanding shares of certain subsidiaries, including AC Capital, which is incorporated under the laws of the Province of Alberta.

(2) The Holdco Partnerships, which are limited partnerships governed by the laws of the Province of Quebec, are the limited partners of, and hold 99.99999% of the units in, Aeroplan LP, ACGHS LP, ACTS LP, Jazz LP and AC Online LP. ACE is the limited partner of each Holdco Partnership and holds 99.9% of the units of each Holdco Partnership. 4218850 Canada Inc., a wholly-owned subsidiary of ACE incorporated under the laws of Canada, is the general partner of, and holds 0.01% of the units in, each Holdco Partnership. Air Canada holds all of the limited partner preferred units in each Holdco Partnership.

(3) ACE holds all of the issued and outstanding common shares in Destina.ca. Air Canada also holds preferred shares in Destina.ca.

(4) Touram LP provides tour operator services and leisure vacation packages under the trade name Air Canada Vacations and sells surplus seat inventory to travel agents under the trade name Netair. On January 31, 2005, Touram transferred all of its assets and certain of its liabilities to Touram LP, a limited partnership governed by the laws of the Province of Quebec. Touram, a corporation incorporated under the laws of Canada, is the limited partner of, and holds 99.99999% of the units in, Touram LP. ACE holds all of the issued and outstanding common shares of Touram and Air Canada holds preferred shares in Touram. Touram General Partner Inc., a wholly-owned subsidiary of Touram incorporated under the laws of Canada, is the general partner of, and holds 0.00001% of the units in, Touram LP.

(5) The general partners of AC Cargo LP, Aeroplan LP, ACGHS LP, ACTS LP, Jazz LP and AC Online LP are wholly-owned subsidiaries of ACE incorporated under the laws of Canada. Such general partners hold 0.00001% of the units in AC Cargo LP, Aeroplan LP, ACGHS LP, ACTS LP, Jazz LP and AC Online LP.

(6) AC Cargo LP, together with Air Canada, provides Cargo Services. Air Canada is the limited partner of, and holds 99.99999% of the units in, AC Cargo LP.

(7)    ACGHS LP, together with Air Canada, provides Groundhandling Services.

(8)    ACTS LP provides Technical Services.

         Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated sales and operating revenues of the Corporation, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated sales and operating revenues of the Corporation at December 31, 2004, have been omitted.

                            REGULATORY ENVIRONMENT

         In Canada, commercial air transportation, including policy, maintenance standards, operations standards, safety and ground and navigation facilities, falls wholly within the jurisdiction of the federal government and is the responsibility of the Minister of Transport. The Canadian Transportation Agency is responsible for issuing air carrier licenses for both domestic and international services and regulates international air fares and conditions of carriage. Since 1996, air navigation services in Canada have been provided by NAV Canada, a privatized company. In addition, all major Canadian airports are operated by local airport authorities that are also privatized companies.

Domestic Services

         The 1987 deregulation of the domestic airline industry allowed carriers to establish fares and conditions of carriage without government regulation. The Canada Transportation Act ("CTA") provides for free market entry to the extent that a carrier can demonstrate that (i) it is "Canadian", defined in the CTA as being controlled in fact by Canadians and having at least 75% of its voting interest owned and controlled by Canadians; (ii) it can operate safely; (iii) it is suitably insured; and (iv) it meets the minimum financial requirements set out in the Air Transportation Regulations (Canada) adopted pursuant to the CTA.

         In July 2000, the Government of Canada amended the CTA, the Competition Act (Canada) and the Air Canada Public Participation Act (Canada) to address the competitive airline environment in Canada and ensure protection for consumers. This legislation increased the powers of the Canadian Transportation Agency with respect to pricing on non competitive domestic routes, and domestic terms and conditions of carriage. In addition, this legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act (Canada).

         In February 2001, the Competition Bureau released, for consultation, draft guidelines outlining the approach it proposes to take in enforcing the airline-specific "abuse of dominance" provisions of the Competition Act (Canada) including the establishment of administrative monetary penalties for a breach of the abuse of dominance provisions by a dominant domestic air carrier The guidelines describe, among other things, how the Competition Bureau would calculate whether a carrier is operating or increasing capacity at fares that do not cover the avoidable costs of providing the services and uses of commissions, incentives, loyalty programs or corporate discounts that would be regarded as anti-competitive. The guidelines were never finalized in light of the letter issued in 2004 by the Commissioner of Competition described below outlining her approach to enforcement of the airline abuse of dominance provision on a going forward basis.

         In March 2001, the Commissioner of Competition brought an application under the "abuse of dominance" provisions of the Competition Act (Canada), seeking an order prohibiting Air Canada from charging fares on flights on certain routes in eastern Canada if such fares would not cover the avoidable costs of such flights. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases. Phase I involved a review of all of Air Canada's costs from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The Competition Tribunal released its reasons and findings regarding Phase I on July 22, 2003, and adopted a broadly crafted avoidable cost test. The decision of the Competition Tribunal does not constitute a determination that Air Canada breached the Competition Act (Canada) by abusing its dominant position, which is an issue that would have been determined in Phase II of the application. As described below, Phase II of the application will not proceed as the proceeding was terminated by the Commissioner of Competition with the agreement of Air Canada, for the reasons described below.

         In September 2004, following extensive discussion with Air Canada, the Competition Bureau published a letter describing the enforcement approach to be taken by the Competition Bureau to any new complaint made against a dominant domestic carrier in light of the changes in the airline industry that have occurred since 2000. Furthermore, certain undertakings given by Air Canada to the Commissioner of Competition in 1999 as a condition of its acquisition of Canadian Airlines International Ltd. and which inhibited in some respects Air Canada's ability to compete have now been rescinded. In addition, on November 2, 2004, the Minister of Industry tabled amendments to the Competition Act (Canada) in Bill C-19 which, if enacted, will remove the airline-specific "abuse of dominance" provisions from the Competition Act (Canada). The legislative process for Bill C-19 is ongoing.

         In light of these developments, and as part of the agreement to terminate the March 2001 application to the Competition Tribunal, Air Canada determined that it would not appeal the Competition Tribunal's decision in Phase I of the application. The Competition Bureau has expressed its view that the principles established by the Competition Tribunal in Phase I of the application regarding the application of the avoidable cost test would be relevant for any future cases which may arise in similar circumstances.

         On April 27, 2004, the Government of Canada amended the Canadian Computer Reservation Systems (CRS) Regulations adopted under the Aeronautics Act (Canada) to lessen the regulatory requirements and place greater reliance on market forces in the distribution system that will result in market efficiencies and reduced costs for airlines. With the amendments, airlines with at least 10% market share are no longer required to participate in all CRSs operating in Canada and have the freedom to select the levels of participation that best serve their operations. Also, all airlines and CRS vendors are now permitted to freely negotiate fees on strictly commercial terms.

Transborder Services

         In February 1995, a new air services agreement, the Open Skies Agreement, was implemented between Canada and the United States, replacing the previous bilateral agreement, which restricted market access and fares. This agreement gave Canadian air carriers unlimited route rights to provide "own aircraft" services between Canada and the United States. The carriage of local traffic between points within one country by carriers of the other country, commonly known as cabotage, continues to be prohibited. On February 24, 2005, Canada's Minister of Transport met with the U.S. Transportation Secretary while attending the Canadian Airports Council Open Skies Forum. One key area of discussion focused on commercial air liberalization. Following their meeting, Canada's Minister of Transport and the U.S. Transportation Secretary announced that they will begin exploratory discussions in the near future to consider a framework to further the air liberalization process. ACE is supportive of further commercial air liberalization between Canada and the United States.

         Under the Open Skies Agreement, rules governing fare levels and the requirement to file tariffs (excluding rules tariffs) with government authorities were eliminated. Carriers of both countries are free to set their own prices for transborder services according to market forces. Prices may only be disallowed under special circumstances if the authorities of both countries agree, for example in response to predatory or monopolistic pricing behaviour on specific routes. In September 1997, the U.S. Department of Transportation granted Air Canada and United Airlines anti trust immunity for their marketing alliance. This authority has allowed the two carriers to more closely coordinate strategic, commercial and network planning between Canada and the United States with some restrictions on the San Francisco to Toronto and Chicago to Toronto routes. The carriers resubmitted their alliance agreement for review in September 2002 and the U.S. Department of Transportation did not provide any comment or raise any issue. In November 1997, Canada and the United States concluded an agreement that allows Canadian and U.S. carriers to Code-share to, from and via each other's territory, with carriers from other countries provided the other country allows Code-sharing and the carriers hold the underlying rights to serve that country. As a result, Air Canada increased its Code-sharing with certain Star Alliance partners via Canada and the United States.

International Services

         Scheduled international air services are regulated by the Canadian and foreign governments involved. The Minister of Transport has the authority to designate which Canadian air carriers may serve scheduled international routes. International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over agreed routings and the conditions under which the carriers may operate, including, among others, the number of carriers which may operate, the capacity and/or flight frequencies that may be provided and the controls over tariffs to be charged. Most bilateral agreements to which Canada is a party provide for the designation of more than one Canadian carrier, while some provide for the designation of only one Canadian carrier. In general, bilateral agreements between Canada and European countries are more liberal in terms of controls on capacity and flight frequencies than those between Canada and Asian countries.

         In February 2001, the Minister of Transport launched an international air services policy review to address competition in the international market with the objective of liberalizing Canada's policy for scheduled international air services, including how Canada approaches the negotiation and management of air traffic rights with other countries.

         In May 2002, the Minister of Transport introduced a liberalized multiple designation policy applicable to scheduled international air services by Canadian carriers (excluding services to the United States). Any Canadian carrier may apply to be designated to serve any foreign country, regardless of the size of the air travel market. If the number of Canadian carriers permitted is restricted under existing bilateral agreements, the Canadian government has indicated that it will pursue negotiations with the appropriate countries to seek the necessary rights for Canadian carriers. In addition, an incumbent carrier's designation in a particular market will be subject to reallocation only in circumstances where the bilateral agreement limits designation and the carrier is not operating its own aircraft or Code-share services.

         In 2003, the European Union and the United States commenced air transport negotiations aimed at further liberalizing Europe-U.S. air services. While several European Union members already have open skies agreements in force with the United States, four members maintain more restrictive bilateral agreements in terms of market access and pricing. Several rounds of negotiations have been held but it is uncertain whether the talks will result in a new multilateral agreement and when such agreement might be reached. Although there was some discussion about having Canada observe these negotiations, Canada is not attending the negotiations.

Charter Services

         Charter operations are generally not covered by bilateral agreements, although charter services are covered under the Canada U.S. Open Skies Agreement. Canadian government policy permits any Canadian carrier to operate charter services between Canada and any point in the world subject to prior approval of the Canadian and other appropriate regulatory authorities. Charter services are operated by Air Canada to provide service to foreign points where it is not the designated airline or to generate additional revenues from aircraft that would otherwise be idle.

         In April 2000, the Minister of Transport announced a new policy governing international passenger charter air services. This policy removed restrictions such as advance booking, minimum stay requirements and prohibitions on one way travel. To preserve a distinction between charter and scheduled international services, this policy retains the requirements that the entire seating capacity of an aircraft be chartered and that charter carriers be prohibited from selling seats directly to the public.

Security Initiatives

         Following the September 11, 2001 terrorist attacks, the Minister of Transport issued new air security measures, including increased passenger and baggage screening and enhanced security procedures at check-in gates and on-board the aircraft. Other countries such as the United States and the United Kingdom have imposed similar security requirements. Air Canada's priority has been to ensure the safety and security of all passengers and crew members on all flights. In advance of these new measures, Air Canada has reinforced the cockpit doors on all of its mainline operating aircraft and has required its passengers to produce valid identification prior to boarding all flights. In December 2001, the Minister of Transport announced several security initiatives including a new Canadian Air Transport Security Authority responsible for the provision of key air security services, an expanded program of armed police on aircraft to cover selected domestic and international flights, and an air traveler's security charge. The air traveler's security charge was introduced on April 1, 2002. Since April 1, 2004, the charge is $12 for domestic travel and $20 for transborder and international travel.

         In October 2002, the Canada Revenue Agency implemented its Advance Passenger Information initiative to identify potentially high risk individuals and address other border security issues. In March 2003, it also established a Passenger Name Record program. Canadian and foreign carriers are now required by regulation to provide the Minister of National Revenue with specific personal information on all passengers and crew members on board international flights destined to Canada at the time of departure, as well as to provide, upon request, access to passenger name records in the carriers' internal reservation systems. The United States, the United Kingdom, Australia, New Zealand, Mexico and South Korea have proposed similar information requirements with respect to flights operating into and/or from their territory.

         On May 6, 2004, Bill C 7, an Act to amend certain Acts of Canada in order to enhance public safety (known as the Public Safety Act, 2002) received royal assent. The legislation amends certain provisions of the Aeronautics Act (Canada) so as to further develop the scope and objectives of the existing national aviation security regime. The amendments include requirements for Canadian carriers and foreign carriers operating into Canada to provide, upon request, information concerning specified flights or persons to the Minister of Transport, Royal Canadian Mounted Police and Canadian Security Intelligence Service for transportation security or national security purposes. These amendments came into force on May 11, 2004.

                 INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT

Airline Industry

         The airline industry is highly competitive. Over the past two decades, governments have gradually removed economic regulation of commercial aviation, resulting in a more open and competitive environment for domestic, transborder and international airline services, for both scheduled and leisure charter operations.

         Deregulation has transformed the global airline industry and allowed the emergence of low-cost carriers. Following in the footsteps of Southwest Airlines in the United States and easyJet and Ryanair in Europe, the entry in the Canadian market of low-cost carriers marked the beginning of a rapid shift in the domestic competitive environment. With their relatively low unit costs, which result largely from lower labour costs and a simpler product, low-cost carriers are able to operate profitably while offering substantially lower fares. By offering such fares to business passengers in particular, these carriers have succeeded in expanding and taking demand away from the larger, more established carriers, commonly referred to as "legacy carriers".

         In response to these changes, many legacy carriers have adopted similar strategies for dealing with competition from low-cost carriers in their respective domestic markets. A common strategy has been to reduce costs and capacity by negotiating substantial labour concessions, rationalizing domestic capacity, and focusing on long-haul premium business routes. These measures enable the legacy carriers to exploit their competitive advantages in the global marketplace while also drawing on a much larger customer base.

         The terrorist attacks of September 11, 2001 materially affected the airline industry. Additionally, heightened airport security procedures that were introduced following the September 2001 attacks have caused air travel to become comparatively more time consuming and less convenient for passengers, which has further reduced consumer demand. The war in Iraq and its aftermath, and the outbreak of SARS (which most dramatically affected Asia and Canada), both adversely impacted airline bookings in 2003.

         In order to realign their business models, many legacy carriers have restructured or are currently restructuring either through court-supervised or consensual processes. The degree of restructuring and the changes being implemented vary from carrier to carrier. The U.S. industry comprises several legacy carriers in a highly fragmented market, characterized by significant overcapacity, deep price discounting and increasing competition from low-cost carriers (such as Southwest Airlines and JetBlue Airways). The Canadian airline industry is less fragmented than the U.S. airline industry.

Domestic Market

         Air Canada is Canada's largest domestic full service airline. The Canadian airline industry is characterized by a limited number of high density markets, which account for the majority of passenger traffic and revenue. Domestic low-cost carriers have achieved a material presence in all major domestic markets and they continue to expand. The Corporation has redefined its business strategy in order to compete effectively.

         Based on Official Airline Guide ("OAG") data, the Corporation estimates that in March 2005, it will provide approximately 55% of the Canadian airline industry's overall domestic scheduled capacity, as measured by ASMs, while WestJet will provide approximately 27%. The Corporation had estimated that Jetsgo would provide approximately 7% of such capacity. However, on March 11, 2005, Jetsgo ceased its operations and announced its intention to seek protection under the CCAA. The percentage of capacity that each airline offers on the various domestic routes will vary substantially.

         Based on data provided by Transport Canada, domestic revenue passengers grew at a compound annual rate of 2.2% from 1993 through 2003. Transport Canada is forecasting that domestic revenue passengers will grow at a compound annual rate of 3.6% from 2004 through 2007.

Transborder Market

         With the most non-stop destinations and flights to the United States, Air Canada carries more passengers between Canada and the United States than any other airline. Competition in the transborder market is primarily from the U.S. legacy carriers, which tend to operate flights between the United States and Canada via their hubs for connecting flights. U.S. legacy carriers with transborder operations include, without limitation, American Airlines, Delta Airlines, Continental Airlines, United Airlines and Northwest Airlines.

         Canadian low-cost carriers operate transborder services and are expanding their operations in the transborder market. WestJet currently provides transborder services to Florida, California, New York and Arizona, and CanJet currently provides transborder services to New York and to Florida during the winter.

         Based on OAG data, the Corporation estimates that in March 2005, it will provide approximately 40% of the overall transborder scheduled capacity, as measured by ASMs, before taking into account Jetsgo ceasing its operations. The Corporation's management believes that over 50% of its transborder passengers originate from Canada, which helps support the Corporation's market position, based on the assumption that Canadians generally prefer to travel outside the country with their national carrier.

         According to The Conference Board of Canada ("TCBC"), a strong Canadian dollar, solid economic growth, growth in air capacity, and a more stable geopolitical environment are contributing to a more positive outlook for air travel from Canada to the United States. TCBC expects the number of visitors by air from Canada to the United States to grow at a compound annual rate of 5.6% from 2004 through 2007 compared to a compound annual rate of 0.3% from 1993 through 2003.

International Market

         Air Canada has a broad portfolio of international route rights and is Canada's largest scheduled international carrier. In the trans-Atlantic and trans-Pacific markets, Air Canada primarily competes with foreign legacy carriers and, to a lesser extent, with charter carriers on higher density routes, with operations primarily during peak travel seasons. U.S. legacy carriers also provide indirect competition by flying Canadian passengers through their hubs to international markets. However, management believes that the U.S. government policy requiring a visa from residents of certain countries for transit through the United States has provided an advantage to Air Canada since there is currently no equivalent requirement that applies to transit through Canada.

         The expansion of major airline alliances, such as Star Alliance, oneworld and SkyTeam has consolidated operations in the trans-Atlantic and trans-Pacific markets. In the trans-Pacific market, the emergence of polar routes has provided opportunities for new non-stop services from eastern North American cities to Asia. Air Canada is pursuing these opportunities and has introduced non-stop services from Toronto to Tokyo, Hong Kong, Delhi and, in the summer of 2005, plans to add non-stop services from Toronto to Beijing and Seoul. The South American market also represents an area of growth for Air Canada, since no South American carrier currently flies to Canada.

         Based on OAG data, the Corporation estimates that in March 2005, it will provide approximately 45% of the overall international scheduled capacity between Canada and Europe and Canada and Asia, as measured by ASMs.

         While visits by air from Canada to Europe have grown modestly over the past few years, TCBC expects the number of such visits to grow at a compound annual rate of 2.9% from 2004 through 2007, compared to a compound annual rate of 1.8% from 1993 through 2003.

         Air Canada is currently the only Canadian scheduled carrier on Asian routes from Canada, although many Asian countries have their own carriers serving Canada. According to TCBC, visitors by air to Asia have grown at a compound annual rate of 2.6% from 1993 through 2003, and are expected to grow at a compound annual rate of 6.8% from 2004 through 2007, outpacing the rate of growth in travel to most other destinations.

Loyalty Program Industry

         Several major retailers have loyalty programs that allow enrolled members to earn miles or points that can be redeemed for a broad range of products and services. These programs exist across various industries and retail segments, including airlines, restaurants, supermarkets, bookstores, department and specialty stores. Aeroplan, Canada's premier loyalty program, generally competes with other companies offering loyalty programs and promotional items. Its largest competitor is the Air Miles program.

Maintenance, Repair and Overhaul Industry

         Maintenance, repair and overhaul ("MRO") services, come from three primary sources: original equipment manufacturers ("OEMs"), MRO businesses owned by other major commercial airlines and other independent repair and overhaul companies.

         Increasingly, many airlines and leasing companies prefer dealing with a single MRO provider that has the expertise necessary to take charge of all of their MRO work, including major overhauls, component and engine repairs and regulatory compliance. ACTS LP is positioning itself to pursue a greater market share by providing such value-added, full service, integrated solutions that offer continuous cost improvement to its airline customers.

         The MRO industry's performance is highly dependent on the airline industry's economic performance. Although profit margins have suffered in recent years as a result of a very competitive market and airlines reducing their capacity in order to reduce costs, the sector is showing signs of recovery. As airlines add capacity and increase traffic, the MRO market is expected to grow.

                              RECENT DEVELOPMENTS

Jetsgo Ceases Operations

         On March 11, 2005, Jetsgo Corporation ceased operations and announced its intention to seek protection under the CCAA. Jetsgo cited difficult market conditions resulting from competitive pressures in the Canadian airline industry as the primary reason for its decision to discontinue its operations and ground all of its aircraft.

                   THREE-YEAR SUMMARY: EVOLUTION OF BUSINESS

Economic Environment

         Commencing in the summer of 2000, Air Canada faced increasing competition from domestic low-cost airlines which, together with growing consumer demand for lower fares, reduced Yields. In addition, the general recessionary economic environment in 2000 caused a substantial decline in the demand for premium business travel. Air Canada could not fully respond to this new competition due to the undertakings imposed in connection with the acquisition of Canadian Airlines International Limited ("CAIL") which notably prevented Air Canada from starting up a planned low-cost air carrier in Eastern Canada before September 2001 and also prevented Air Canada from significantly reducing labour costs.

         Over the past few years, the worldwide airline industry also experienced a succession of negative events, each of which had a greater impact on Air Canada than upon its domestic competitors given Air Canada's large transborder and international travel components. Recent years have been characterized by an overall recessionary economic environment which led to reduced demand for Air Canada's services and a substantial drop in demand in the premium corporate and business travel markets. The adverse consequences of a declining economy were compounded by the September 11, 2001 terrorist attacks and the 2003 SARS outbreak which led to further reductions in consumer demand.

         Air Canada was unable to reduce its costs to the level required by the new airline industry environment.

         The September 11, 2001 terrorist attacks also triggered substantial increases in insurance and airport security costs. For 2002, Air Canada annual aviation insurance costs increased significantly compared to insurance costs in effect prior to September 11, 2001. Following September 11, 2001, Air Canada grounded many of its aircraft that were deemed to be in excess of its requirements. As most airlines were generally experiencing similar overcapacity problems, Air Canada's ability to dispose of such aircraft was severely restricted.

         The geo-political instability that has characterized recent years, including the Iraq war, brought uncertainty to the global economy and contributed to increased volatility in fuel prices. Fuel prices, an important factor for Air Canada, were at a near record level in the first quarter of 2003.

         In this context, Air Canada experienced a worsening financial position exemplified by its senior debt rating being downgraded by Moody's (from Ba3 to B1) in January 2001 and by DBRS (from BB with a stable trend to BB (low)) in February 2001. The events of September 11, 2001, triggered another downgrade of Air Canada's debt rating by DBRS (from BB (low) to B
(high)) and S&P (from BB- to B+) in September 2001 and by Moody's (from B1 to
B3) in October 2001.

         In early 2003, Air Canada's revenues began to be severely impacted by: (i) the advent of the Iraq war; (ii) the SARS outbreak; and (iii) the rapid expansion of WestJet and other low-cost carriers. In combination, these factors caused Air Canada's passenger revenues to decline significantly in 2003 versus 2002. The operating losses of 2001 and 2002 had already significantly diminished the liquidity of Air Canada and alternative sources of funding were not available.

         On March 21, 2003, the Office of the Superintendent of Financial Institutions ("OSFI") issued directions requiring Air Canada to file new actuarial valuations of its ten registered pension plans and to make retroactive current service contributions to eight of those plans in respect of 2002. The impact of these directions would have been to place a great burden on Air Canada's liquidity over the ensuing five years in order to fund the pension plans' solvency deficit in the time required by existing regulations.

         Consequently, with the advice of their financial and legal advisors, the Applicants (as defined below) elected to restructure their operations, debt and capitalization under the protection of the CCAA.

Air Canada's Consolidated Plan of Reorganization, Compromise and Arrangement

         On April 1, 2003 Air Canada obtained an initial order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the CCAA. The initial order was further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through Ernst &Young Inc., its Court-appointed monitor ("Monitor"), also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Touram Inc. and Destina.ca were not included in the CCAA filing. These three subsidiaries continued to deal with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

         The initial order and U.S. proceedings contained a general stay of proceedings against the Applicants. This stay generally precluded parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order was to provide the Applicants with relief designed to stabilize their operations and business relationships with customers, vendors, employees and creditors and to allow
Air Canada to develop a process for soliciting new equity or other post emergence financing. During the stay period, Air Canada developed its revised business plan and conclude new arrangements with creditors (including aircraft lessors) and labour unions.

         On September 30, 2004, ACE's predecessor corporation and now its wholly-owned subsidiary, Air Canada, and certain of its subsidiaries, emerged from creditor protection under the CCAA and implemented the Plan. The purpose of the Plan, together with Air Canada's new business strategy, was to restructure the capitalization, operations and cost structure of Air Canada. The Plan and the new business strategy were designed to:

         (i) reduce Air Canada's operating costs to a competitive level through the renegotiation of collective bargaining agreements, aircraft leases, real property leases and various other commercial agreements;

         (ii) implement a fleet renewal program to achieve the appropriate number, size and mix of aircraft for Air Canada's route network;

         (iii) complete a restructuring of Air Canada's debt and lease obligations;

         (iv) redefine Air Canada's core product offerings to enable it to compete effectively in the current and future airline industry environment; and

         (v) reorganize Air Canada's corporate structure to enable certain key businesses to better compete for third party business and generate value for their stakeholders.

         The implementation of the Plan reduced Air Canada's debt (net of cash and cash equivalents) and lease obligations (on a present value basis) to approximately $4 billion as at December 31, 2004 compared to $12 billion as at December 31, 2002, prior to Air Canada's filing for protection under the CCAA. Also, as part of the implementation of the Plan, all the preferred shares of Air Canada were cancelled and all of the holders of common shares and Class A non-voting shares of Air Canada exchanged their shares for Voting Shares and Variable Voting Shares. Pursuant to such exchange, the former holders of common shares and Class A non-voting shares of Air Canada received 0.01% of the fully diluted equity of ACE upon emergence from the CCAA proceedings.

         On September 30, 2004, as part of the implementation of the Plan, Air Canada reorganized its corporate structure. Pursuant to such corporate reorganization, Aeroplan, Jazz, Touram and Destina.ca, which were already established as stand-alone entities under Air Canada, became stand-alone entities under ACE, while ACTS LP, AC Cargo LP, AC Online LP and ACGHS LP were established as stand-alone limited partnerships under ACE. As a result, ACE operates as a holding company for Air Canada and ACE's other subsidiaries. ACE's new corporate structure is designed to facilitate the development of each business unit to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business.

Rights Offering

         As part of the Plan, ACE offered rights to Air Canada's creditors with proven claims to subscribe for up to $850 million of Voting Shares and/or Variable Voting Shares ("Shares"). Pursuant to its standby purchase agreement with Air Canada, Deutsche Bank agreed to act as the exclusive standby purchaser in respect of the rights offering. As standby purchaser, Deutsche Bank had the right to syndicate out its rights to purchase Shares. Deutsche Bank and the participants in its syndicate subscribed for all the Shares not otherwise subscribed for by the creditors at a subscription price per Share of $21.50, which represented the subscription price of $20.00 paid by creditors, plus a premium of $1.50. On September 30, 2004, ACE completed the issuance of Shares under such rights offering for total gross proceeds of $865 million, including the amount of the premium paid by Deutsche Bank and the participants of its syndicate pursuant to the standby purchase agreement.

         In accordance with the terms of the standby purchase agreement, ACE entered into a registration rights agreement with Deutsche Bank Securities Inc. ("Deutsche Bank"), dated as of September 30, 2004 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, ACE agreed to use its reasonable best efforts to prepare and file with the United States Securities and Exchange Commission ("SEC") a registration statement covering the resale, from time to time, of Registrable Securities (as defined below) by the Selling Shareholders (as defined below), and to use its reasonable best efforts to maintain the effectiveness of the registration statement for a period of two years from the date of effectiveness. "Registrable Securities" means any Shares purchased by Deutsche Bank or the participants in its syndicate pursuant to the Plan, including Shares purchased pursuant to the standby purchase agreement, as well as any securities issued upon conversion of, in exchange for, or in substitution for such securities. Such Shares will cease to be Registrable Securities if: (i) they are sold pursuant to the Resale Prospectus (as defined below); (ii) they are sold pursuant to an exemption from registration under the 1933 Act and, following such sale, are freely tradeable in the United States and Canada; or (iii) such Shares cease to be outstanding. "Selling Shareholders" means Deutsche Bank and each participant of its syndicate for so long as such person is the registered owner of any Registrable Securities, and such person's heirs, successors and permitted assigns so long as such heir, successor or permitted assign is the registered owner of Registrable Securities with a fair market value of at least $100,000 as of the date of the Resale Prospectus.

         On November 30, 2004, a resale registration statement containing a resale prospectus (the "Resale Prospectus") was filed with the SEC in accordance with the terms of the Registration Rights Agreement in order to cover resales of Registrable Securities by the Selling Shareholders. Based upon information provided to ACE by the Selling Shareholders, the Selling Shareholders held, as of November 12, 2004, a total of 26,774,011 Variable Voting Shares and 58,805 Voting Shares. ACE cannot estimate the amount of Shares that will be held by the Selling Shareholders upon the termination of the two-year period during which the Resale Prospectus remains valid.

Investment Agreement

         On September 30, 2004, Promontoria Holding III B.V. ("Cerberus Affiliate") invested $250 million in ACE in consideration for the issuance to it of 12,500,000 Preferred Shares initially convertible into 9.16% of the fully diluted equity of ACE upon emergence from the CCAA proceedings. The Cerberus Affiliate holds all of the issued and outstanding Preferred Shares. For a summary of the terms of the Preferred Shares, see "Description of Share Capital -- Preferred Shares".

         Pursuant to the investment agreement with the Cerberus Affiliate dated June 23, 2004 ("Investment Agreement"), three of the 11 members of the board of directors of ACE appointed pursuant to the Plan were designated by the Cerberus Affiliate. The Cerberus Affiliate has the right to designate three of the 11 members of the board of directors of ACE for a minimum of two years after September 30, 2004. After September 30, 2006, for as long as the Cerberus Affiliate and its affiliates hold at least 75% of the Preferred Shares (or Shares into which they are converted or convertible) originally purchased under the Investment Agreement, the Cerberus Affiliate will continue to have the right to designate three individuals to the board of directors of ACE. After September 30, 2006, for as long as the Cerberus Affiliate and its affiliates hold at least 50% but less than 75% of the Preferred Shares (or Shares into which they are converted or convertible) originally purchased under the Investment Agreement, the Cerberus Affiliate will have the right to designate two individuals to the board of directors of ACE. For as long as the Cerberus Affiliate and its affiliates hold at least 25% but less than 50% of the Preferred Shares (or Shares into which they are converted or convertible) originally purchased under the Investment Agreement, the Cerberus Affiliate will have the right to designate one member of the board of directors of ACE. For as long as the Cerberus Affiliate and its affiliates hold at least 2.5% of the economic equity interests of ACE, the Cerberus Affiliate will have the right, at reasonable times and upon reasonable notice, to have access to the management of ACE and to all reasonable financial and operating information of ACE, including business plans, budgets and quarterly results, in order to consult with management and express its views on the business and affairs of ACE and its subsidiaries.

         The Preferred Shares (including the Shares into which they are converted or convertible) may not be sold, assigned or in any way transferred by the Cerberus Affiliate (other than to its affiliates) including pursuant to hedging transactions, swaps or other arrangements transferring any of the economic consequences of the ownership of the Preferred Shares acquired by the Cerberus Affiliate for a period of 24 months after September 30, 2004; provided that, if at any time during such 24-month period the Cerberus Affiliate is required to convert the Preferred Shares, then the restrictions on transfer with respect to 50% of the Preferred Shares (and any Shares into which they are converted or convertible) will be of no force and effect and the restrictions on transfer with respect to the remaining 50% of the Preferred Shares (and any Shares into which they are converted or convertible) will be limited only to sales of beneficial ownership of the Preferred Shares (and any Shares into which they are converted or convertible) to third parties. Notwithstanding the foregoing, the transfer restrictions will cease to be in effect as to all Preferred Shares (and any Shares into which they are converted or convertible) in the event of a tender offer or take-over bid for any of the Shares, any change in control transaction, any liquidation, dissolution, bankruptcy or other similar proceedings of ACE.

         The terms attached to the Preferred Shares provide the Cerberus Affiliate with preemptive rights on any issuance or sale by ACE of Variable Voting Shares or Voting Shares or other equity securities, rights, options, warrants or other convertible securities which represent rights to purchase Variable Voting Shares or Voting Shares. For further details, see "Description of Share Capital -- Preferred Shares -- Preemptive Rights".

GECC Lease Restructuring and Financing

         The four agreements, each dated as of July 1, 2003, between General Electric Capital Corporation ("GECC") and Air Canada ("GECC Agreements") provided for: (i) the restructuring of existing arrangements for 106 GECC-owned and GECC-managed aircraft; (ii) exit financing for use upon emergence from the proceedings under the CCAA; and (iii) financing to be used for future acquisitions of new regional jet aircraft. All terms of the GECC Agreements (to the extent not effective upon Court approval in January 2004) became effective on September 30, 2004.

         Amending or termination agreements for the restructuring of the obligations of Air Canada and its subsidiaries with respect to operating, parked and undelivered aircraft were executed concurrently or subsequent to the GECC Agreements. These agreements included lease rate reductions on 47 aircraft, termination of obligations with respect to 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

         On September 30, 2004, ACE and its subsidiaries entered into an amended and restated credit agreement (the "Exit Credit Agreement") to provide for the specific terms governing the exit financing. The Exit Credit Agreement provides for a U.S.$425 million non-revolving multicurrency term loan facility ("Loan A" or the "GECC Exit Financing"), an approximately U.S.$160 million non-revolving multiple draw credit facility ("Loan B") and an approximately U.S.$96 million term loan facility ("Loan C") which was available to fund a portion of the purchase of two Boeing 747-400 Combi aircraft from GECC if necessary. Loan A was advanced in one draw upon emergence from the proceedings under the CCAA. Concurrently with that advance, ACE terminated the availability of Loan B and Loan C, and accordingly no advances under either Loan B or Loan C were or will be made. Loan A matures on March 31, 2011 and no principal payments are required until June 30, 2007. The GECC Exit Financing was secured by a first priority security interest on all of the existing and after acquired property of the Corporation, other than leased assets, assets financed by other parties, and certain other excluded property of the Corporation (the "Security Package"). The Exit Credit Agreement contained a number of liquidity, earnings and collateral financial covenants as well as restrictive covenants which apply to ACE and each of its subsidiaries.

         Pursuant to the termsheet for the RJ Financing (as defined below), GECC agreed to provide Air Canada with an amount of up to U.S.$950 million, of which Air Canada has advised GECC that it will need a maximum of U.S.$500 million to fund the purchase of new regional jet aircraft (the "RJ Financing"). The RJ Financing may be used in connection with up to 25 leases provided that the aircraft models and types are acceptable to GECC, with the remainder to be provided in the form of debt financing.

         On September 30, 2004, Air Canada purchased from GECC two Boeing 747-400 Combi aircraft (which it was leasing at the time) for an aggregate amount of $353 million. The purchase price was paid for with $290 million in cash and the issuance of a limited-recourse loan in the amount of U.S.$50 million. The two Boeing 747-400 Combi aircraft were sold in December 2004 and January 2005 and the proceeds from such sale were used to repay the U.S.$50 million loan from GECC. Air Canada paid an amount of $45 million to GECC related to restructuring certain obligations with GECC.

         An interfacility collateralization agreement was executed by the Corporation and the GECC entities concurrent with emergence from the CCAA proceedings. Pursuant to this agreement, all obligations of the Corporation under any agreement with, or for the benefit of GECC (including, but not limited to the GECC Exit Financing and the RJ Financing) have the benefit of being cross-collateralized to the Security Package for so long as the GECC Exit Financing is outstanding.

Pension Plan Arrangements

         Air Canada sponsors 10 defined benefit registered pension plans for its employees and retirees in Canada. Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., essentially assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination). The solvency position of the pension plans deteriorated significantly in 2002 as a result of various macroeconomic developments, triggering a series of valuation and funding directions to Air Canada by OSFI, the federal pension regulator, in March 2003.

         On September 30, 2004, after negotiations with OSFI and representatives of the pension plan stakeholders, the Air Canada Pension Plan Solvency Deficiency Funding Regulations came into effect. The Regulations extended the usual five-year amortization period for solvency deficits to ten years, and provided for the making of variable annual amortization payments according to an agreed schedule rather than the usual equal annual payments. Air Canada also issued a series of subordinated secured promissory notes in the aggregate amount of $346.6 million in favour of the pension plan trustees. The promissory notes are secured by a second priority charge over assets of Air Canada and certain of its affiliates and will be reduced by the capital portion of the solvency deficit amortization payments made by Air Canada to the pension plans in accordance with the agreed schedule.

Arrangements with Unions

         Following its filing for protection under the CCAA, Air Canada concluded in 2003 new long-term collective agreements with the International Association of Machinists and Aerospace Workers (IAMAW), the Air Canada Pilots Association (ACPA), the Canadian Union of Public Employees (CUPE), the Canadian Air Line Dispatchers Association (CALDA), the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) and the International Brotherhood of Teamsters (IBT), which expire in 2009 and with the Transport and General Workers Union (TGWU) and Amicus, both in the United Kingdom, which were set to expire in 2006 (TGWU and Amicus have since extended their collective agreements to 2009). All these labour agreements were ratified by the members of their respective bargaining units. These collective agreements provide that, in 2006, the parties may negotiate the wage provisions for the balance of the collective agreement and, failing agreement of the parties as to adjustment upwards or downwards as circumstances may warrant, the matter shall be resolved by mediation or binding arbitration without resort to strike or lock-out. All unconditional employment security provisions in the collective agreements have been eliminated. All scheduled bonus payments and wage increases have been cancelled and all overtime is now paid at one and a half times the applicable pay rate.

         These collective agreements provide for a large number of modifications to the work rules which are expected to result in productivity increases and increased flexibility for all union groups. Restrictions regarding the use of part-time employees have also been relaxed, allowing for cross-utilization of employees and extension of the working day. Furthermore, all Canadian union groups have accepted a one-week reduction in vacation time, depending on years of service, and a reduction to nine days in the number of statutory holidays.

         All of the Corporation's unions, with the exception of the CAW, have agreements entitling them to participate in a profit-sharing program under which (i) 7.5% of adjusted pre-tax profits up to 7% of revenues, and (ii) 25% of adjusted pre-tax profits above 7% of revenues, will be distributed to eligible employees. Eligible employees represented by the CAW may participate in the corporate profit-sharing program upon approval of the program by CAW, which has yet to be obtained.

         In the context of the restructuring, the Corporation reached agreements with its domestic labour unions providing for a combination of productivity improvements and wage reductions and received executed "clean slate" certificates from such unions. The members of the Corporation's unions ratified the agreements reached in May 2004. The revised collective agreements provide for wage reductions to be achieved by a combination of temporary and permanent wage rate reductions and changes to seniority progression rates. Other wage rate savings are achieved through the increased use of part-time labour permitted under the new agreements and replacements of higher seniority employees with new or lower seniority employees pursuant to the voluntary separation programmes negotiated. On September 30, 2004, the Corporation entered into "clean slate" provisions dealing with all outstanding grievances where the parties agreed to resolve, waive or compromise outstanding grievances.

         On October 1, 2004, the United Kingdom unions, TGWU and Amicus, requested a negotiation of the wage provision. In January 2005, Air Canada concluded an agreement with Amicus which was ratified by its union membership on January 31, 2005. In February 2005, Air Canada concluded an agreement with the TGWU which was ratified by its union membership on March 1, 2005. The accords extend to 2009 the collective agreements concluded in 2003 with the amendments made in 2004 that were set to expire in 2006. Wages only may be renegotiated in 2006. The agreement does not provide for a general wage adjustment but includes some targeted modifications to the wage structure. Amicus agreed to the introduction of a defined contribution pension plan for newly hired employees.

Real Estate Facilities and Contracts Renegotiation and/or Repudiation

         During the restructuring period, the Corporation reviewed all of its real estate facilities with a view to eliminating unused or under-utilized facilities and to consolidate its operations to further reduce operating costs. As a result of this review, a total of 44 real property leases were repudiated or assigned from April 1, 2003 to December 31, 2003. In addition, the Corporation evaluated all of its contracts for goods and services to identify opportunities to consolidate its supply base, to better leverage its buying power, and to take advantage of the opportunity represented by the restructuring process to repudiate contracts that were unfavourable. Significant savings have been achieved by the Corporation from this renegotiation and/or the repudiation of various contractual commitments.

Negotiations with Aircraft Lessors

         During the restructuring period, Air Canada conducted extensive negotiations with its aircraft lessors and financiers to restructure its aircraft ownership and leasing costs. Through these efforts, Air Canada has achieved: (i) reduced ownership and leasing costs more consistent with current market conditions, (ii) modified lease expiry dates based on planned new aircraft acquisitions and scheduled heavy maintenance requirements, and (iii) satisfactory aircraft return conditions consistent with modified lease expiry dates. Pursuant to these negotiations, during the period from April 1, 2003 until December 31, 2004, the Corporation eliminated 64 leased aircraft from its fleet and significantly reduced its future aircraft ownership and leasing costs. Additional fleet reductions continue to be anticipated as the Corporation has early lease termination rights with respect to certain aircraft prior to December 31, 2005. In addition, Air Canada has entered into the GECC Agreements with GECC which covered approximately one-third of its fleet.

                          DESCRIPTION OF THE BUSINESS

Overview

         ACE is the parent holding company of Air Canada and ACE's other subsidiaries.

         Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Passenger transportation is the principal business of the Corporation and, in 2004, represented 82% of its total operating revenues.

         Air Canada and Jazz Air Limited Partnership ("Jazz"), the Corporation's regional carrier, operate an extensive domestic, transborder and international network. During 2004, Air Canada and Jazz operated, on average, approximately 1,200 scheduled flights each day and carried over 29 million passengers. In 2004, Air Canada and Jazz provided direct passenger air transportation to 144 destinations and, through commercial agreements with other unaffiliated regional airlines, referred to as tier III carriers, to an additional 21 destinations, for a total of 165 direct destinations on five continents. The Corporation's primary hubs are located in Toronto, Montreal, Vancouver and Calgary and, in 2004, its passengers accounted for approximately 50%, 50%, 49% and 44% of daily passenger traffic through these hubs, respectively.

         Air Canada also operates an extensive global network in conjunction with its international partners. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group. The Star Alliance network has grown, since its inception, to include 16 members and three regional members. Through its strategic and commercial arrangements with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations in 133 countries, with reciprocal participation in frequent flyer programs and use of airport lounges.

         In addition, the Corporation owns Aeroplan, which operates Canada's premier loyalty program, with approximately six million members, and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada, Groundhandling Services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram Limited Partnership ("Touram LP").

New Business Strategy

         In order to respond to a rapidly changing landscape, including increasing competition from low-cost carriers, in 2003 and 2004 Air Canada fundamentally changed its business strategy and redesigned its business process. The Corporation designed and embarked on a new business plan to: (i) solidify its domestic market position through a superior product offering at a competitive cost; (ii) provide a solid foundation for its growing international markets; and (iii) maximize the value inherent in ACE's subsidiaries.

         The Corporation's new business strategy is based on the following four major components, each of which is further described below:

         (i)      a competitive cost structure;

         (ii) a redesigned network to maximize efficiency and leverage international growth opportunities;

         (iii)    a customer driven revenue model for passenger services; and

         (iv) a new corporate structure to maximize the value of its subsidiaries.

Competitive Cost Structure

         The foundation of the new business strategy is a competitive cost structure. As a result of the CCAA restructuring process, the Corporation was in a position to restructure its costs. Air Canada's restructuring plan specifically targeted cost reductions in three main areas: (i) labour; (ii) aircraft lease and ownership charges; and (iii) supplier contracts. Since
2002, cost savings amounting to approximately $1.5 billion have been achieved in these areas. Based on the Corporation's current business plan, management is targeting annual savings of $2 billion in these areas by 2006, as compared to 2002. Given the significant changes in other cost areas such as fuel prices, airport and navigation fees and changes in passenger volumes and flying activity, these savings may not be readily identifiable from a review of the operating expense line on the statement of operations of the Corporation.

         The Corporation believes that its new cost structure will allow it to compete more effectively with other industry players in each of its targeted market segments. The Corporation's focus on cost reductions is reflected in all components of the new business strategy, and includes:

         (i) an important reduction in labour costs resulting from higher productivity, a rationalized work force and lower average salaries;

         (ii) the repudiation and renegotiation of various contractual obligations, including those related to aircraft, real estate and suppliers;

         (iii) a fleet simplification through the elimination of older, less efficient aircraft and the increased utilization of new large regional jet aircraft with lower trip costs in order to better match capacity with demand, as well as a reduction in the number of aircraft types in order to lower maintenance, inventory and pilot training costs;

         (iv) the increasing use of technology in order to reduce costs, including:

                  o the increased utilization of the Internet as a distribution channel, which accounted for 28% of system-wide bookings and over 50% of domestic bookings in January 2005;

                  o the progressive elimination of high cost paper-based ticketing in favour of electronic ticketing which, in 2004, represented in excess of 79% of the Corporation's tickets issued worldwide; and

                  o a rollout of self-service airport check-in kiosks, which currently service over an average of 30% of the Corporation's customers departing from the airports where such kiosks are available.

         Unlike its low-cost competitors, the Corporation incurs costs related to the offer of value-added transportation services, such as Executive Class services and other non-air services. The Corporation believes that these costs are offset by a revenue premium, driven primarily by higher passenger yield and Passenger Load Factor, increased international connecting traffic and increased Aeroplan and cargo revenues. The Corporation expects to maintain this revenue premium by continuing to leverage its key competitive advantages, including:

         (i) a more extensive route network, greater flight frequency and greater market presence;

         (ii) value-added services for which customers are willing to pay a premium, including unlimited schedule changes, same day stand-by, advance seat selection, full Aeroplan mileage, concierge service and Executive Class service; and

         (iii) higher yielding international (including transborder) connections, which currently represent approximately 30% of the Corporation's domestic traffic.

Redesigned Network to Maximize Efficiency and Leverage International Growth Opportunities

         The Corporation's objective is to become the customer's clear choice in all the markets in which it competes by offering a better scheduled product at a competitive price. To this end, the Corporation's redesigned network focuses on offering high flight frequency on key domestic and transborder routes, while maintaining competitive frequency on other domestic and transborder routes, and reducing the average seating capacity per departure.

         To this end, Jazz, the Corporation's regional carrier, forms an integral part of Air Canada's domestic and transborder market strategy. The Corporation expects to achieve its objectives through the increased use of large regional jet aircraft which have lower trip costs. This initiative, for which deliveries commenced in October 2004, will see Air Canada and Jazz add 90 new regional jet aircraft to their fleet by 2008. In addition, as a result of agreements reached with Air Canada's and Jazz's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations. The Corporation expects that the lower trip costs of these regional jet aircraft will enable it to compete more effectively with low-cost carriers. This strategy should allow the Corporation to operate its network more efficiently by better matching capacity with demand and by facilitating connections in a timely fashion.

         Since international services generally produce higher margins than domestic and transborder services, the Corporation also intends to expand its existing services to international destinations and serve new international destinations. The Corporation believes that it is well positioned to grow its international services and increase its current market share by leveraging the following competitive advantages:

         (i)      its superior international network;

         (ii) its widely recognized brand and its strong position in the market for trans-Atlantic and trans-Pacific travel to and from Canada and more recently in the Canada-South America market;

         (iii) its competitive position with respect to labour costs as compared to major international legacy carriers, which results in part from the restructuring process; and

         (iv) its ability to capitalize on the relative speed and convenience associated with having its hubs located in Canada which, unlike the United States, does not currently require a visa from residents of certain countries transiting through the country.

         For domestic, transborder and international services, the Corporation will continue to leverage the strengths of its Aeroplan program.

Customer Driven Revenue Model for Passenger Services

         The Corporation's new revenue model for passenger services is aimed at improving customer satisfaction and retention by focusing on simplicity, value, choice, transparency and flexibility for the customer and is resulting in greater passenger volume, higher Passenger Load Factors and increased cost efficiency for Air Canada and Jazz.

         The new revenue model is based on five simple fare types ranging from low one-way fares, substantially similar to those offered by low-cost carriers, to Executive Class fares. The new fares are based on different combinations of product attributes, including the ability to make changes to reservations, seat selection and Aeroplan mileage. The new model provides transparency by allowing customers to compare prices and travel options and select the most suitable fare. The Corporation believes that this establishes a clear link between price and value and will be a key driver in achieving customer loyalty.

         The new revenue model was introduced in Air Canada's and Jazz's domestic markets in May 2003. In February 2004, the new revenue model was expanded to most destinations in the continental United States served by Air Canada and Jazz in cooperation with United Airlines, one of Air Canada's Star Alliance partners. The Corporation believes that its increasing use of the Internet to improve its distribution network has facilitated market acceptance of its new revenue model. Air Canada also intends to implement a similar fare structure for its international services.

New Corporate Structure to Maximize the Value of Subsidiaries

         In connection with the implementation of the Plan, a new corporate structure was established pursuant to which the various business segments that were formerly within Air Canada became stand-alone subsidiaries of ACE. The new corporate structure was designed to:

         (i) put in place separate management and business plans for each subsidiary to better focus their strategic direction and profit making efforts;

         (ii) align management, capital and human resource needs within each individual business;

         (iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business; and

         (iv) maximize subsidiaries' value that was not fully recognized when the business segments were part of Air Canada.

         ACE's subsidiaries are at varying stages of their corporate development and maximizing value at these entities is a priority in the efforts of ACE's senior management. ACE's value enhancement strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes. ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all of its shareholders.

         From time to time, ACE reviews acquisition opportunities in respect of businesses or assets that may be complementary to its own. Where appropriate to increase shareholder value, ACE may consider entering into acquisitions and joint ventures, although no decision has been made in respect of any such acquisition or joint venture opportunity.

         In addition, ACE is pursuing internal growth opportunities at its various subsidiaries. In particular, Aeroplan intends to grow its revenues through greater access to Air Canada's network for mileage redemption and the addition of new partners across various retail segments. ACTS LP intends to leverage its unused capacity by developing its third party customer base, including U.S. carriers that have recently increased their outsourcing of MRO work.

Business of ACE

         ACE has four core activities: (i) transportation services which are offered through Air Canada and certain other subsidiaries of ACE; (ii) loyalty program services, which are offered through Aeroplan; (iii) Technical Services, which are offered through ACTS LP; and (iv) regional operations provided by Jazz under its capacity purchase agreement with Air Canada. The table below sets forth the relative financial result of each business activity for the period ended December 31, 2004:

                                                    ACE Successor Company
                                               Period ended December 31, 2004

                                                                                          Inter-
                                 Transportation   Loyalty    Technical    Regional        Segment         ACE
                                  Services(1)     Program     Services   Operations(2)  Elimination   Consolidated
                                 --------------   -------    ---------   -------------  -----------   ------------
Operating Revenue
  Passenger Revenue......       $,680               $--         $--          $ 1           $--           $1,681
  Cargo Revenue..........         151                --          --           --            --              151
  Other Revenue(3).......          40               126          62            2            --              230

Inter-segment Revenue....          54                 6         122          185          (367)             --

Total Revenue............       1,925               132         184          188          (367)          2,062
                                =====               ===         ===          ===         =====           =====
Operating Expenses.......       1,997               107         162          166          (367)          2,065

Operating Income (Loss)..        $(72)              $25         $22          $22           $--             $(3)
                                =====               ===         ===          ===         =====           =====

_____________

(1) Includes revenues and costs for Air Canada's mainline operations, Jazz's transportation revenues and fees to Air Canada's mainline operations for Jazz's operations under its capacity purchase agreement with Air Canada, as well as AC Cargo LP, Destina.ca, AC Online LP, ACGHS LP, Touram LP and ACE operations.

(2) Includes Jazz's operations under the capacity purchase agreement with Air Canada.

(3) Includes revenues and costs for Touram LP, Destina.ca and Groundhandling Services (offered through ACGHS LP).


Passenger Services -- Air Canada and Jazz

         Air Canada and Jazz are the Corporation's mainline and regional airline carrier, respectively. Passenger transportation is the principal business of the Corporation and, for the period ended December 31, 2004, its passenger revenues were derived from domestic, transborder and international services in the proportions shown in the table below:

                                                      Passenger Revenues
                                                         Period ended
                                                      December 31, 2004
                                                      -----------------
Domestic...................................                40%
Transborder................................                20%
International..............................                40%
                                                         -------
Total......................................               100%
                                                         =======

         Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets.

         Jazz, the Corporation's regional carrier, provides service to lower density markets throughout Canada and to certain destinations in the United States, and forms an integral part of Air Canada's domestic and transborder market strategy. Jazz's regional network connects passengers and provides valuable traffic feed to Air Canada's mainline routes.

         Under a new capacity purchase agreement between Air Canada and Jazz that came into effect on September 30, 2004, Air Canada assumes the revenue risks and is responsible for all commercial aspects of the flying performed by Jazz, such as schedule planning, revenue management, marketing and advertising. Air Canada pays to Jazz certain fees relating to the flight operations performed, passengers carried and other items covered by the capacity purchase agreement. As a result, Jazz is now focused on continuing to reduce its unit costs while also maximizing operational excellence.

         The Corporation believes that Jazz's costs are competitive with those of the leading U.S. regional carriers and Canadian low-cost carriers. As a result of agreements reached with Jazz's and Air Canada's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations by the second quarter of 2006 and certain routes will be realigned, in order to enable the Corporation to compete more effectively with low-cost carriers. Additionally, an initiative for which deliveries started in 2004 will see Jazz add 38 new and used regional jets to its fleet by 2006. See "Description of the Business -- Fleet".

Domestic Services

         Air Canada and Jazz provide the largest network and most extensive product offering in Canada, with scheduled direct passenger service to 54 Canadian destinations. Based on OAG data, the Corporation estimates that in March 2005, it will provide approximately 55% of the Canadian airline industry's overall domestic scheduled capacity, as measured by ASMs, before taking into account Jetsgo ceasing its operations. The most important Canadian routes, in terms of operating revenues, are the transcontinental routes linking Toronto, Montreal and Ottawa with major Western Canadian cities, including Vancouver, Calgary, Edmonton and Winnipeg. Air Canada and Jazz operate several short-haul commuter routes, including Rapidair routes, linking Toronto, Montreal and Ottawa. The Corporation also offers frequent service linking major centres within Western Canada and operates numerous flights between Calgary and Vancouver and between Calgary and Edmonton. In addition to transcontinental and commuter routes, Air Canada and Jazz provide service between and within Central Canada, the Prairies and the Atlantic Provinces.

         Unaffiliated regional carriers, referred to as tier III carriers, replace Jazz in markets not sufficiently large to be served directly. These airlines operate flights under Air Canada's designator code and provide service to an additional 14 domestic destinations under capacity purchase agreements with the Corporation. The Corporation does not own an equity interest in any of these carriers.

Transborder Services

         With the most non-stop destinations and flights to the United States, Air Canada and Jazz carry more passengers between Canada and the United States than any other airline. Based on OAG data, the Corporation estimates that in March 2005, it will provide approximately 40% of the overall transborder scheduled capacity, as measured by ASMs, before taking into account Jetsgo ceasing its operations. Air Canada and Jazz directly serve 70 routes to 42 U.S. destinations with approximately 2,350 weekly flights. Air Canada's network reach is also increased by its extensive connections to, and Code-sharing flights, with United Airlines, one of its Star Alliance partners.

         Air Canada continues to adjust and optimize Air Canada's and Jazz's capacity to the United States, while maintaining a competitive schedule in key markets.

International Services

         Air Canada is uniquely positioned as Canada's largest scheduled international airline. According to OAG data, Air Canada ranks as the 14th largest international carrier in the world, based on ASMs, and provides scheduled service directly to 48 destinations in Europe, the Middle East, Asia, Australia, the Caribbean/Central America and South America. Based on OAG data, the Corporation estimates that in March 2005, it will provide approximately

45% of the overall scheduled international capacity between Canada and Europe and Canada and Asia, as measured by ASMs.

         Air Canada has major trans-Atlantic operations to the United Kingdom, Germany and France. For example, Air Canada currently operates nine daily flights to London Heathrow, three daily flights to Frankfurt, one daily flight to Munich and two daily flights to Paris. During the summer of 2004, Air Canada offered 14 daily flights to London Heathrow, five daily flights to Frankfurt, one daily flight to Munich and four daily flights to Paris. Air Canada is planning to offer a similar level of service to those destinations during the summer of 2005. Air Canada also continues to offer daily seasonal services to Amsterdam, Zurich, Dublin, Shannon, Glasgow and Manchester. In April 2005, Air Canada will resume offering service to Rome.

         Air Canada also has significant operations to the Asia-Pacific market via its Vancouver and Toronto hubs. Air Canada operates daily non-stop flights to Japan (Vancouver and Toronto to Tokyo and Vancouver to Osaka), China (Vancouver to Beijing and Shanghai), Hong Kong (out of Vancouver and Toronto), Korea (Vancouver to Seoul) and India (Toronto to Delhi), the only non-stop service from North America to India. In the summer of 2005, Air Canada will be introducing non-stop service between Toronto-Seoul and Toronto-Beijing. In addition to targeting business travelers, these services also capitalize on the high volume of passengers who visit friends and relatives in Asia and Canada. The Corporation believes that the Asia-Pacific market currently represents an area of growth for air travel. In 2004, the Asia-Pacific market recovered from the SARS events and Air Canada's capacity to the Asia-Pacific market was increased by approximately 53% over 2003.

         In addition, Air Canada has expanded its services to South America, Australia and Central America/Caribbean. Currently, Air Canada provides scheduled service directly to six destinations in South America, one in Australia, two in Central America and 22 in the Caribbean. During 2004, capacity to South America, Australia, Central America and the Caribbean (including charter) increased by 28% over 2003. In particular, Air Canada has significantly increased its presence in South America. Today, Air Canada operates flights to Argentina (Buenos Aires), Brazil (Sao Paulo), Chile (Santiago), Colombia (Bogota), Peru (Lima) and Venezuela (Caracas).

         Within the Caribbean, Air Canada operates flights to 22 destinations, including two to Jamaica and three to the Dominican Republic. Within Central America, Air Canada operates flights to Costa Rica (year-round to San Jose and seasonally to Liberia). In Australia, Air Canada operates daily flights to Sydney (twice daily during the winter). Air Canada also operates service to Mexico, including year-round flights to Mexico City and Cancun, and seasonal flights to Puerto Vallarta, Cozumel and Ixtapa.

Star Alliance

         Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group. Air Canada operates an extended global network in conjunction with its international partners.

         The Star Alliance network has grown, since its inception in 1997, to include the following 16 airlines: Air Canada, United Airlines, Lufthansa, SAS, Thai Airways, VARIG, Air New Zealand, All Nippon Airways, Austrian Airlines, Singapore Airlines, British Midland, Asiana Airlines, Spanair, LOT Polish Airlines, US Airways and TAP Air Portugal. The Star Alliance network also includes three regional members: Blue 1 (Finland), Adria Airways and Croatia Airlines. South African Airways is expected to join in 2006.

         Through its strategic and commercial arrangements with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations in 133 countries, with reciprocal participation in frequent flyer programs and use of airport lounges. The Star Alliance facilitates Code-sharing and passenger connections and transfers by providing a higher level of service between network connection points (which may include one stop check-in). The airlines have implemented initiatives, such as common utilization of facilities, and are focusing on capturing potential synergies in areas such as joint purchasing. Air Canada now Code-shares with all Star Alliance members, except US Airways and the three regional members. The Corporation anticipates that it will commence Code-sharing with US Airways following the completion of US Airways' current restructuring.

Fleet

         The Corporation has been simplifying its fleet structure to support its new business strategy. This fleet simplification includes the elimination of older, less efficient aircraft which were not economically viable in the new market environment. Additionally, the Corporation is increasing utilization of new large regional jet aircraft which have lower trip costs. The new regional jet aircraft are key to the Corporation's strategy, which involves offering high flight frequency on key domestic and transborder routes, while maintaining competitive frequency on other domestic and transborder routes. The use of regional jet aircraft also allows the Corporation to better match capacity with demand, by reducing the average seating capacity per departure, and supports the more efficient use of the Corporation's network and hubs. These large regional jets have lower trip operating costs than conventional narrowbody aircraft. As a result of this fleet simplification, 64 leased aircraft were eliminated from the fleet from April 1, 2003 to December 31, 2004 and three aircraft types, Boeing 747-400, Boeing 737-200 and Fokker F-28, were removed from active service. In
2005, the BAE 146 fleet type was removed from service. Such a reduction in the number of aircraft fleet types is expected to contribute to cost savings in the areas of maintenance, inventories and pilot training. In particular, the commonality of the remaining Airbus widebody and narrowbody aircraft is expected to provide an enhanced opportunity for cost savings in these areas.

         The fleets at December 31, 2004, as well as the planned fleets for 2005 to 2007 for Air Canada and Jazz, respectively, are as follows:

                                                          Planned            Planned            Planned
                                     Number of           Operating          Operating          Operating
                                 Operating Aircraft        Fleet              Fleet              Fleet
                                     Dec 31/04           Dec 31/05          Dec 31/06          Dec 31/07
                                     ---------           ---------          ---------          ---------
Air Canada
Widebody Aircraft
 Airbus A340-300...............            9                  10               10                 10
 Airbus A340-500...............            2                   2                2                  2
 Airbus A330-300...............            8                   8                8                  8
 Boeing 767-300 ER.............           30                  33               32                 30
 Boeing 767-200/200ER..........           12                  12               11                  9
                                        ----                ----             ----               ----
                                          61                  65               63                 59

Narrowbody Aircraft
 Airbus A321...................           13                  10               10                 10
 Airbus A320...................           52                  51               48                 43
 Airbus A319...................           48                  48               46                 46
 CRJ-100(1)....................           25                  10                0                  0
 ERJ-190(2)....................            0                   4               20                 44
 ERJ-175.......................            0                  15               15                 15
                                        ----                ----             ----               ----
                                         138                 138              139                158
                                        ----                ----             ----               ----
Total (Air Canada)(3)..........          199                 203              202                217
                                        ====                ====             ====               ====
Jazz
CRJ-100/200(1)(4)..............           18                  48               58                 58
CRJ-700, Series 705............            0                  15               15                 15
BAE 146........................            2                   0                0                  0
DHC-8-300......................           26                  26               26                 26
DHC-8-100......................           45                  37               35                 29
                                        ----                ----             ----               ----
Total (Jazz)(3)................           91                 126              134                128
                                        ====                ====             ====               ====

Total                                    290                 329              336                345
(Air Canada and Jazz)(3)                ====                ====             ====               ====


_____________

(1) 15 CRJ-100 will be transferred from Air Canada's fleet to Jazz's fleet in 2005 and 10 CRJ-100 will be transferred from Air Canada's fleet to Jazz's fleet by the second quarter of 2006.

(2) One additional ERJ-190 aircraft has been ordered for delivery after December 31, 2007.

(3) In addition to operating aircraft, as at December 31, 2004, Air Canada had 12 widebody aircraft and 19 narrowbody aircraft that were parked and Jazz had 32 parked aircraft and two BAE 146 aircraft were available as operational spares. As part of the Corporation's long-term fleet plan, a further 15 70-100 seat regional jet aircraft of a type to be determined have yet to be ordered.

         The Corporation is currently evaluating its widebody fleet options. A cornerstone of the Corporation's strategy going forward will be the growth of its international operations. In order to support the expansion of these operations, the Corporation is planning to take delivery of additional widebody aircraft in 2005, including one leased Airbus A340-300 aircraft and three leased Boeing 767-300 aircraft. Two currently-owned Boeing 767-200 aircraft will also be reintroduced into active service in early 2005.

         In addition, the Corporation is studying new aircraft alternatives from both Boeing (the 787 and 777 series aircraft) and Airbus (the A330, A340 and A350 series aircraft). The acquisition of further used aircraft to provide the units needed for growth is not viewed as a likely outcome, due to the current and anticipated medium-term lack of availability of the appropriate aircraft. Part of any order will be made in order to replace the Corporation's current fleet of Boeing 767 aircraft with the Boeing 787 aircraft or the Airbus A350 aircraft, which aircraft will become available during the 2008-2010 period.

         On September 24, 2004, a definitive purchase agreement with Bombardier Inc. was signed covering firm orders for 15 Bombardier CRJ 700 Series 705 aircraft and 30 Bombardier CRJ-200 aircraft, of which 15 are firm and 15 may be cancelled by Air Canada without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the CRJ 200 aircraft to Jazz commenced on October 21, 2004 and by March 17, 2005, 14 CRJ 200 aircraft had been delivered. Deliveries of the CRJ 700 Series 705 aircraft to Jazz are scheduled to commence in May 2005. On September 29, 2004, the Corporation announced that a definitive purchase agreement was concluded with Empresa Brasileira de Aeronautico S.A. (Embraer) covering firm orders for 45 Embraer 190 aircraft. The purchase agreement contains rights to exercise options for up to 45 additional Embraer 190 aircraft. Deliveries are scheduled to commence in November 2005. In addition, on November 12, 2004, the Corporation announced that it had reached an agreement with Embraer to purchase 15 Embraer 175 aircraft. The order also contemplates the potential to exercise options for an additional 15 Embraer aircraft. Deliveries are scheduled to commence in July 2005. In addition, the Corporation is planning to add eight used Bombardier CRJ-200 to Jazz's fleet beginning in 2005.

Widebody Aircraft

         At December 31, 2004, Air Canada's operating widebody fleet comprised 61 aircraft, configured in two classes of service: Executive First or Executive Class, and Hospitality Service. The Airbus A340-300 is a four-engine 282-seat aircraft that serves Air Canada's trans-Pacific and trans-Atlantic routes. The Airbus A340-500 aircraft, with 267 seats, is a longer range aircraft than the A340-300 which currently serves Air Canada's Toronto-Hong Kong route on a non- stop basis. The Airbus A330-300 aircraft, with 274 seats, is a twin-engine variant of the Airbus A340-300 that Air Canada operates mainly on trans-Atlantic routes. The Boeing 767-300 ER is a long-range 212-seat aircraft used mainly on international routes. The Boeing 767-200 is a 198-seat aircraft used on domestic and international routes.

Narrowbody Aircraft

         At December 31, 2004, Air Canada operated 138 narrowbody aircraft, including 113 Airbus narrowbody aircraft. These aircraft are configured in two classes of service: Executive Class and Hospitality Service (except for 25 regional jets (discussed below), which are only configured in Hospitality Service). The Airbus A320 aircraft is a 140-seat, twin-engine aircraft. The twin-engine Airbus A319 offers 120 seats and is essentially a shortened version of the Airbus A320 aircraft, with the same engines, operating systems and flight deck. The twin-engine Airbus A321 is the largest narrowbody aircraft in the Airbus family, with 166 seats. All of these narrowbody aircraft types primarily serve Air Canada's domestic and transborder routes.

Regional Jet and Turboprop Aircraft

         At December 31, 2004, Air Canada operated 25 regional jet aircraft and Jazz operated an additional 20 regional jet aircraft. By the second quarter of 2006, all of Air Canada's Bombardier CRJ-100 regional jet aircraft will be transferred to Jazz's operations and Jazz will operate an all Bombardier regional jet fleet of 73 aircraft. The Bombardier CRJ-200 is a 50-seat twin-engine regional jet aircraft used primarily to serve lower density markets on routes of less than 1,000 miles, and to serve larger markets at "off peak" times. These aircraft are also used in selected "point-to-point" markets, transborder markets, and to develop selected domestic markets. The BAE 146 aircraft, a four-engine regional jet aircraft used to serve lower density markets and larger markets at "off-peak" times, was removed from service in 2005. At December 31, 2004, Jazz also operated 71 turboprop aircraft
(DHC-8). The de Havilland DHC-8 is a twin-engine turboprop aircraft used to serve smaller markets and to feed connecting traffic to Air Canada's hubs.

Fuel

         Aircraft fuel is a major expense to companies operating within the airline industry. Since fuel costs represent a significant portion of the Corporation's operating costs, substantial changes in fuel costs would materially affect operating results. Fuel prices continue to be susceptible to factors such as political unrest in various parts of the world, Organization of Petroleum Exporting Countries (OPEC) policy, the level of demand from emerging economies, such as China, the level of inventory carried by the industry, the level of fuel reserves maintained by governments, disruptions to production and refining facilities and the weather. These and other factors will affect the price of fuel, which in turn affects the Corporation's financial performance. Based on 2004 volumes, the Corporation estimates that a U.S.$1 per barrel movement in the price of West Texas Intermediate crude oil would have resulted in an approximate C$28 million change in 2004 fuel expense for Air Canada (excluding any impact of fuel surcharges), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant. The Corporation currently has no hedges for its anticipated 2005 fuel consumption.

Airport Hubs

         Air Canada's primary hub is located in Toronto, and its other hubs are located in Montreal, Vancouver and Calgary. Toronto's Pearson Airport is Canada's largest airport and Air Canada's largest hub. Air Canada is the principal tenant in each of Pearson's new Terminal 1 and Pearson's Terminal 2 and, in 2004, it accounted for approximately 50% of its daily passenger traffic. In April 2004, Air Canada moved its domestic operations and international check-in to the new Terminal 1, the first phase of the new passenger handling facilities at Pearson.

         Air Canada operates a hub at Montreal's Pierre-Elliott Trudeau International Airport and, in 2004, its passengers accounted for approximately 50% of Montreal's daily passenger traffic. Montreal is a hub for domestic, transborder and international (primarily trans-Atlantic) traffic. In 2004, Air Canada continued to strengthen its Montreal hub by adding new non-stop links and increasing the number of scheduled flights to high volume markets. Air Canada also operates hubs at Vancouver International Airport and Calgary International Airport and, in 2004, its passengers accounted for 49% and 44% of Vancouver's and Calgary's daily passenger traffic, respectively. Vancouver and Calgary are hubs for domestic, transborder and international (primarily trans-Pacific in the case of Vancouver) traffic.

Distribution Network

         Through the use of technology and other initiatives, the Corporation is expanding its distribution network, reducing costs and enhancing the customer experience. Such initiatives include the following:

         (i) the Corporation intends to continue to increase the use of its on-line services. In January 2005, on-line bookings on Air Canada's website represented 28% of system-wide bookings and over 50% of domestic bookings;

         (ii) during 2004, approximately 86% of the Corporation's tickets issued for the domestic market were electronic tickets. Overall, during the same period, approximately 79% of all tickets issued by the Corporation were electronic tickets;

         (iii) Air Canada and United Airlines, one of Air Canada's Star Alliance partners, have an inter-airline (interline) electronic ticketing service, making it possible for customers to use a single electronic ticket for travel on both airlines. The Star Alliance network recently launched an interline ticketing service. It is expected that by the end of August 2005, all Star Alliance members will have interline capabilities, making it possible for customers to travel across the entire Star Alliance network using a single electronic ticket;

         (iv) approximately 195 self-service airport check-in kiosks are located in Canadian airports, at New York's LaGuardia Airport and London Heathrow Airport. An average of over 30% of the Corporation's passengers departing from these airports use this fast alternative to check-in to obtain boarding passes, confirm or select their seats, select the frequent flyer program for mileage accrual, stand by for earlier flights or request an upgrade; and

         (v) the Corporation offers an enhanced Internet check-in for Air Canada and Jazz flights within Canada and departing Canada (for outbound transborder and international flights).

Other Subsidiaries

         In connection with the implementation of the Plan, a new corporate structure was established pursuant to which the various business segments that were formerly within Air Canada became stand-alone subsidiaries of ACE. The new corporate structure was designed to:

         (i) put in place separate management and business plans for each subsidiary, to better focus their strategic direction and profit-making efforts;

         (ii) align management, capital and human resource needs within each individual business;

         (iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business; and

         (iv) maximize subsidiaries' value that was not fully recognized when the business segments were part of Air Canada.

         The following sections present an overview of the business of each of the main non-airline subsidiaries of ACE.

Aeroplan

         Through Aeroplan, ACE owns Canada's premier loyalty program with approximately six million members. Aeroplan was voted the World's Best Frequent Flyer Program for the second consecutive year at the 2003 OAG Airline of the Year Awards and, in early 2004, it received an award at the Annual Industry Impact Awards, for the Air Canada-Aeroplan Personalised Elite Program Benefits, recognizing the expanded choices and flexibility given to Elite members.

         The Aeroplan customer loyalty program offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Aeroplan receives cash upon the sale of Aeroplan miles that, on average, will be redeemed over two years. Aeroplan members can earn Aeroplan miles through an extensive network of over 100 partnerships with airline, hotel, car rental, financial, telecommunication, retail, services and entertainment partners. Aeroplan members can redeem their miles for reward travel to over 750 destinations in 133 countries served by Air Canada, Jazz, Star Alliance member airlines and other Aeroplan partner airlines. Aeroplan members can also redeem their miles for a wide variety of exclusive rewards as well as car rentals, hotel stays, ski, lifestyle and Air Canada Vacations packages. Aeroplan's website, www.aeroplan.com, allows members to access their account balance and to book on-line air travel rewards on Air Canada and Jazz. On-line redemptions of Aeroplan miles now account for approximately 30% of total redemptions.

         Aeroplan has co-branded card arrangements with banks in Canada and the United States pursuant to which such banks purchase Aeroplan miles from Aeroplan, which are then allocated to their respective cardholders based upon an "earn ratio" specific to the particular cards for purchases charged to their respective co-branded cards.

         Aeroplan also manages the Prestige, Elite and Super Elite membership programs for the Corporation's most frequent flyers and also offers complementary programs like the Aeroplan Business Incentive Program, which is used by small to medium-sized businesses to generate customer and employee loyalty.

         On April 22, 2004, Aeroplan announced the implementation of a series of major service improvements to facilitate the booking of reward travel. These improvements include (i) the addition of up to two million supplementary seats on Air Canada's, Jazz's and their affiliate airlines' flights for reward travel each year, (ii) the elimination of blackout periods, and (iii) access by members to up to 15% of Air Canada's (and its unaffiliated regional carriers referred to as tier III carriers) and Jazz's capacity on every route every month.

         Aeroplan is a growing high margin business. It intends to increase its revenues through the expansion of its relationships with existing partners and the addition of new partners across various retail segments. In that regard, in 2004, Aeroplan entered into relationships with leading retail partners such as Future Shop, Imperial Oil (Esso) and Bell Canada. Aeroplan also intends to improve its productivity and margins by increasing its shift to lower cost self-service distribution channels.

         ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all of its shareholders.

Technical Services

         ACTS LP provides Technical Services and competes on a global basis as a heavy maintenance, aircraft engine, auxiliary power unit and component maintenance, repair and overhaul service provider and a training service provider. ACTS LP is responsible for providing maintenance, engineering and repair work for Air Canada's fleet (other than Air Canada's line maintenance which is done by Air Canada) and for providing maintenance services to airline customers worldwide. ACTS LP has over 80 customers, including Airborne Express Inc., Air Norterra, Independence Air (formerly known as Atlantic Coast Airlines), Canadian Department of National Defence, JetBlue Airways, Lufthansa, Brendan Airways LLC (doing business as USA 3000), Air Transat, International Lease Finance Corporation, Pratt & Whitney, Chromalloy Gas Turbines Inc. and Skyservice Airlines Inc. The major maintenance facilities for Technical Services are located in Montreal, Toronto, Vancouver, Calgary and Winnipeg.

         The Corporation believes that ACTS LP's technical expertise is widely recognized in the aviation industry. Increasingly, many airlines and leasing companies prefer dealing with a single MRO provider that has the expertise necessary to take charge of all of their MRO work, including major overhauls, component and engine repairs and regulatory compliance. ACTS LP is positioning itself to pursue a greater market share by profitably providing value-added full service integrated solutions that offer continuous cost improvement to its airline customers.

         ACTS LP has a highly trained and experienced workforce. The restructuring process allowed ACTS LP to implement an important reduction in labour costs resulting from higher productivity, a rationalized work force and lower average salaries. ACTS LP has the ability to significantly increase the volume of its business with its current infrastructure and facilities. The Corporation's strategy is to leverage ACTS LP's unused capacity by developing relationships with third party customers, in particular U.S. carriers that have recently increased their outsourcing of maintenance work.

Cargo Services

         AC Cargo LP and Air Canada provide Cargo Services on domestic, transborder and international flights. AC Cargo LP is a major Canadian air cargo carrier that utilizes the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada continues to offer Cargo Services on its international passenger flights and also uses all freighter aircraft with flight crew provided by third parties for Canada-Europe services. On March 17, 2005, the Corporation announced that, subject to regulatory approval, it intends to expand its Cargo Services to China by using freighter aircraft, beginning in May 2005. Cargo Services offered by AC Cargo LP and Air Canada include services for high priority shipments (AC Expedair and AC Priority) and air freight services (AC Air Freight) to Air Canada destinations worldwide and Jazz destinations in North America. AC Cargo LP and Air Canada provide direct Cargo Services to approximately 225 Canadian and international destinations and have sales representatives in over 50 countries.

         Air Canada's cargo terminal at Pearson is designed to ensure efficient cargo handling and to meet the needs of customers. Air Canada and AC Cargo LP together comprise the largest supplier of air cargo services to Canada

Post Corporation. This long standing cargo services relationship for carriage of mail was extended until 2007 for domestic service and until 2005 for transborder and international service.

         Air Canada's freight management system, AC Lynx, offers the visibility and tools needed to track cargo on-line from initial booking to delivery. Air Canada, United Airlines and Northwest Airlines, in cooperation with Unisys, are the founding carriers of the new Cargo Portal Service. Endorsed by large freight forwarders and the Air Forwarders Association, this portal provides freight forwarders with access to a suite of services from multiple airlines, enabling them to book shipments on-line. The portal also enables its users to check schedules, capacity availability and shipment status, all from one site.

AC Online LP / Destina.ca

         AC Online LP provides the internet technology platform in support of Destina.ca's on-line travel site. Destina.ca and AC Online LP contribute to the development of Air Canada's on-line distribution strategy and forms part of the airline's effort to grow its commercial websites. Destina.ca's initiatives include managing and providing operational and technical support for all of Air Canada's commercial websites, providing partners with on-line tools for direct booking, and implementing and managing future corporate direct booking tools.

         In addition, Destina.ca provides access to a full complement of non-air products, including hotel accommodations, car rentals, insurance and vacation tours through the Destina.ca website, which operates as a travel agency. Customers on Destina.ca's website are also able to purchase tickets from other carriers. Destina.ca's wholly-owned subsidiary, NetTel Assistance Inc., provides customer care, fulfillment services and support for on-line bookings directly or through managed third party relationships.

Touram LP / Air Canada Vacations

         Touram LP conducts business under the trade names Air Canada Vacations and Netair. Air Canada Vacations is a major Canadian tour operator, offering leisure vacation packages which include air transportation supplied by Air Canada, hotel accommodations, car rentals and cruises. Netair sells surplus seat inventory exclusively to travel agents covering air travel only. Currently, Air Canada Vacations offers vacation packages to destinations including Las Vegas, Florida, Hawaii, the Caribbean, Mexico and Costa Rica.

Groundhandling Services

         ACGHS LP and Air Canada provide Groundhandling Services to numerous airlines, including major foreign airlines at Canadian and international airports. These services include passenger check-in, gate management, baggage and cargo handling and processing, as well as aircraft ramp services.

Employees

         The Corporation concluded new long-term collective agreements with all union groups which expire in 2009. These collective agreements provide for a process to revise wage levels in 2006 by negotiation or, failing negotiation, by mediation or arbitration without resort to strike or lock-out.

         The implementation of the unionized workforce reduction plan emanating from the Corporation's new collective agreements and the implementation of the workforce reduction plan pertaining to the Corporation's non-unionized workforce were substantially completed by the end of 2004. Further unionized workforce reductions in some areas are anticipated with the introduction of new technology and a voluntary separation plan and additional non-unionized workforce reductions in some areas are planned to occur in 2005.

         A significant reduction of full-time equivalent ("FTE") employees has been achieved through the implementation of these workforce reduction plans. In the fourth quarters of 2002 and 2003, the Corporation had an average of 39,996 and 33,124 FTE employees, respectively. In the fourth quarter of 2004, the Corporation had an average of 31,991 FTE employees, a 20% decrease from the fourth quarter of 2002, as shown in the table below:

                                                                        FTE
                                                     FTE Employees   Employees    FTE Employees    Agreement(s)
                                                      4th Quarter   4th Quarter    4th Quarter       Expiry
            Employee Group              Union(1)         2004           2003           2002          Date(2)
------------------------------------  -----------    -------------  -----------   --------------  ------------
AIR CANADA-RELATED
Management & Administrative
  Support employees................       N/A             3,390          3,614          4,723          N/A
Pilots.............................       ACPA            2,563          2,830          3,100          2009
Flight Attendants..................       CUPE            5,838          5,898          6,789          2009
Customer Sales & Service Agents....     CAW/IBT           4,908          4,899          6,303          2009
Ramp & Cargo Employees.............      IAMAW            4,736          4,769          5,438          2009
Technical Services Maintenance
  Employees........................   IAMAW/other         5,093          5,459          6,830          2009
U.K. unionized employees...........     AMICUS/
                                          TGWU              729            743            850          2009
Other unionized employees..........     Various             608            681            820          2009
Other..............................       N/A               331            305            362          2009
                                                         ------         ------         ------
TOTAL AIR CANADA-RELATED...........                      28,196         29,198         35,205
Jazz and other subsidiaries........     Various           3,795         3 ,926          4,791
                                                         ------         ------         ------
TOTAL CONSOLIDATED.................                      31,991         33,124         39,996
                                                         ======         ======         ======

_____________

(1) ACPA: Air Canada Pilots' Association; CUPE: Canadian Union of Public Employees; CAW: National Automobile, Aerospace, Transportation and General Workers Union of Canada; IBT: International Brotherhood of Teamsters; IAMAW: International Association of Machinists and Aerospace Workers; and TGWU: Transport and General Workers Union.

(2) Although the collective agreements will expire in 2009, wages may be subject to renegotiations in 2006.


                                 RISK FACTORS

         A discussion of risks affecting ACE and its business appears under the heading "Risk Factors" in the 2004 Management's Discussion and Analysis of ACE which is incorporated by reference herein. The 2004 Management's Discussion and Analysis is available on SEDAR at www.sedar.com.

                             MARKET FOR SECURITIES

         The Variable Voting Shares and the Voting Shares are traded on the Toronto Stock Exchange under the trading symbols "ACE.RV" and "ACE.B", respectively. The following table sets forth the price range and trading volume of the Variable Voting Shares and the Voting Shares as reported by the Toronto Stock Exchange from their initial date of listing of October 4, 2004 for the periods indicated:

                           Variable Voting Shares                          Voting Shares
                    --------------------------------------     -----------------------------------------
                                            Average Daily                                 Average Daily
                     High        Low        Trading Volume       High          Low        Trading Volume
                   --------    -------     ---------------     --------     --------    ----------------
2004
----
October(1).......   $24.76      $21.60         657,488          $24.80       $21.70          267,727
November.........   $28.90      $23.50         658,647          $28.90       $23.41          281,319
December.........   $35.99      $29.60         803,108          $36.00       $29.50          266,869

(1) The numbers reported for October 2004 relate to the period from October 4, 2004 (initial listing) to October 29, 2004.


                               DIVIDEND RECORD

         The Corporation has not paid dividends on its Voting Shares, Variable Voting Shares or Preferred Shares since they were issued as part of the Plan on September 30, 2004.

                         DESCRIPTION OF SHARE CAPITAL

         The share capital of ACE is composed of an unlimited number of Variable Voting Shares and Voting Shares and of 12,500,000 Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that are attached to the Variable Voting Shares, Voting Shares and Preferred Shares. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the ACE Articles of Arrangement.

VARIABLE VOTING SHARES

Voting

         The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of ACE, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.

         The Variable Voting Shares may be held only by persons who are not Canadians (as such term is defined in the Canada Transportation Act) and are entitled to one vote per Variable Voting Share unless (i) the number of Variable Voting Shares outstanding (including the Preferred Shares, on an as converted basis), as a percentage of the total number of votes attaching to Voting Shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares (including the Preferred Shares, on an as converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Variable Voting Share will decrease proportionately such that (i) the Variable Voting Shares as a class (including the Preferred Shares on an as converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares (including the Preferred Shares on an as converted basis) at any meeting do not exceed 25 % of the votes that may be cast at such meeting.

Dividends

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE of any other class ranking senior to the Variable Voting Shares, the holders of the Variable Voting Shares shall, at the discretion of the directors, be entitled to receive, out of monies, assets or property of ACE properly applicable to the payment of dividends, any dividends declared and payable by ACE on the Variable Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share for share basis with the Voting Shares and the Preferred Shares participating on an as converted basis. All dividends declared in any fiscal year of ACE shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Voting Shares and the Preferred Shares participating on an as converted basis at the time outstanding, without preference or distinction.

Subdivision or Consolidation

         No subdivision or consolidation of the Variable Voting Shares or the Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Rights upon Liquidation, Dissolution or Winding Up

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Variable Voting Shares, including the Preferred Shares, upon liquidation, dissolution or winding up of ACE or other distribution of ACE's assets among its shareholders for the purpose of winding up its affairs, the holders of the Variable Voting Shares and Voting Shares shall be entitled to receive the remaining property of ACE and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

         Each issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of ACE or of the holder, if (i) such Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.

         In the event that an offer is made to purchase Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Voting Shares are then listed, be made to all or substantially all the holders of the Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Voting Share that shall be subject to the offer at any time while the offer is in effect and until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Voting Shares in response to the offer and the transfer agent shall deposit the resulting Voting Shares on behalf of the shareholder.

         If the Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror or the offer is abandoned or withdrawn, the Voting Shares resulting from the conversion shall be reconverted automatically and without further act from ACE or the holder, into Variable Voting Shares.

         There shall be no right to convert the Variable Voting Shares into Voting Shares or to convert Voting Shares into Variable Voting Shares, except in accordance with the conversion procedure set forth in the ACE Articles of Arrangement.

Constraints on Ownership of Shares

         The Variable Voting Shares may only be held, beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

VOTING SHARES

Voting

         The holders of the Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of ACE (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA) and each Voting Share shall confer the right to one vote in person or by proxy at all meetings of shareholders of ACE.

Dividends

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE of any other class ranking senior to the Voting Shares, the holders of the Voting Shares shall, at the discretion of the directors, be entitled to receive, out of monies, assets or property of ACE properly applicable to the payment of dividends, any dividends declared and payable by ACE on the Voting Shares and the Voting Shares shall rank equally as to dividends on a share for share basis with the Variable Voting Shares and the Preferred Shares participating on an as converted basis and all dividends declared in any fiscal year of ACE shall be declared in equal or equivalent amounts per share on all Voting Shares, Variable Voting Shares and the Preferred Shares on an as converted basis at the time outstanding, without preference or distinction.

Subdivision or Consolidation

         No subdivision or consolidation of the Voting Shares or the Variable Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Rights upon Liquidation, Dissolution or Winding Up

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking senior to the Voting Shares, including the Preferred Shares, upon liquidation, dissolution or winding up of ACE or other distribution of ACE's assets among its shareholders for the purpose of winding up its affairs, the holders of the Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of ACE and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

         Unless the foreign ownership restrictions of the Canada
Transportation Act are repealed and not replaced with other similar restrictions, an issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of ACE or the holder, if such Voting Share becomes held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

Constraints on Ownership of Shares

         The Voting Shares may only be held, beneficially owned and controlled, directly or indirectly, by Canadians.

PREFERRED SHARES

Voting

         The holders of Preferred Shares will be entitled to vote on an as converted basis with the Variable Voting Shares and the Voting Shares and to the extent that they are held by persons who are not Canadians they shall be subject to the same proportionate reduction in voting percentage as if, for voting purposes only, the Preferred Shares had been converted into Variable Voting Shares.

Participation

         The holders of Preferred Shares shall participate on an as converted basis with the Variable Voting Shares and the Voting Shares with respect to all dividends, distributions, spin off, split-off, subscription rights or other offers or rights made available to holders of Variable Voting Shares and the Voting Shares and any other similar transactions.

Liquidation Preference

         In the event of any liquidation, dissolution or winding up of ACE (with each holder of the Preferred Shares being entitled to treat the occurrence of a merger, amalgamation, sale of all or substantially all of the assets of ACE or other similar transaction involving a change in control of ACE as a liquidation for these purposes), then the holders of the Preferred Shares shall be entitled to receive, prior to and in preference to the holders of Variable Voting Shares and the Voting Shares, an amount per Preferred Share equal to the Fully Accreted Value of such Preferred Shares, determined as of the date of such event. For the purposes of the terms of the Preferred Shares,

"Fully Accreted Value" means, with respect to each Preferred Share issued on September 30, 2004 to the Cerberus Affiliate, as of any date, the initial purchase price of such Preferred Share, increased at a rate of 5% per annum, compounded semi annually from the date of issuance of such Preferred Shares.

Optional Conversion

         The Preferred Shares shall be convertible at the option of the holders thereof at any time into Variable Voting Shares, if held by a non Canadian, or into Voting Shares, if held by a Canadian, at a conversion rate equal to the Fully Accreted Value per Preferred Share (as of the conversion date) divided by the Conversion Price. For the purposes of the terms of the Preferred Shares, "Conversion Price" is initially equal to 135% of the initial per share value attributed to the Variable Voting Shares and Voting Shares on September 30, 2004, being $20.00. The Conversion Price shall be adjusted automatically downward on the first anniversary of the date of issuance of the Preferred Shares to 130% of the subscription price, subject to (i) adjustment as described in "Mandatory Redemption/Conversion" below and (ii) customary public company anti-dilution protection for stock splits, stock dividends, subdivisions, combinations and similar transactions. There shall be no special adjustment for below market or below Conversion Price issuances.

Mandatory Redemption/Conversion

         The holders of Preferred Shares shall be required to convert the Preferred Shares into Variable Voting Shares (if the Preferred Shares are not owned and controlled by a Canadian) or Voting Shares (if the Preferred Shares are owned and controlled by a Canadian), within 10 days after the seventh anniversary of the date of issuance of the Preferred Shares (the "Initial Mandatory Conversion Date") provided, however, that if the closing price of Variable Voting Shares or Voting Shares, as the case may be, does not exceed the Fully Accreted Value of a Preferred Share on at least 30 of the 100 trading days immediately prior to the Initial Mandatory Conversion Date then the holders thereof shall not be required to convert their Preferred Shares into Variable Voting Shares or Voting Shares, as the case may be, and on the Initial Mandatory Conversion Date the then applicable Conversion Price shall automatically be reduced by 3.75%.

         In the event the Preferred Shares have not been converted on or prior to the Initial Mandatory Conversion Date, on each six month anniversary of the Initial Mandatory Conversion Date (each a "Subsequent Mandatory Conversion Date") until and including the 10 year anniversary of the date of issuance of the Preferred Shares (the "Final Maturity Date"), the Preferred Shares shall be subject to mandatory conversion within 10 days of any Subsequent Mandatory Conversion Date if, and only if, the closing price of Variable Voting Shares or Voting Shares, as the case may be, exceeds the Fully Accreted Value of a Preferred Share on at least 30 of the 100 trading days immediately prior to such Subsequent Mandatory Conversion Date and, if such threshold is not met, the then applicable Conversion Price shall automatically be reduced by an additional 3.75% on each such Subsequent Mandatory Conversion Date. If the foregoing test is not met with respect to the Subsequent Mandatory Conversion Date that is the Final Maturity Date, the holders of Preferred Shares shall have the right to require ACE to redeem each of the Preferred Shares in cash on the Final Maturity Date at a per share redemption price equal to the Fully Accreted Value (as at the Final Maturity Date).

         Notwithstanding the foregoing, the Preferred Shares shall not be subject to mandatory conversion as described above unless the Variable Voting Shares and Voting Shares are then listed and posted on the Toronto Stock Exchange, and a registration statement, prospectus or similar offering document permitting the distribution and sale of such Variable Voting Shares and Voting Shares throughout Canada and/or the United States of America is then effective covering all of the Variable Voting Shares and Voting Shares into which the Preferred Shares are convertible at the time of such mandatory conversion.

Mandatory Conversion

         If at any time during (i) the period commencing on the date of issuance of the Preferred Shares and ending on and including the first anniversary thereof the closing price of the Variable Voting Shares or Voting Shares, as the case may be, for each of 30 consecutive trading days exceeds 200% of the then applicable Conversion Price or (ii) any period after the first anniversary of the date of issuance of the Preferred Shares the closing price of the Variable Voting Shares or Voting Shares, as the case may be, for each of 30 consecutive trading days exceeds 175% of the then applicable Conversion Price, and, in each case, if the Variable Voting Shares or Voting Shares are then listed and posted on the Toronto Stock Exchange and a registration statement, prospectus or other similar offering document permitting the distribution and sale of such Variable Voting Shares and Voting Shares throughout Canada and/or the United States of America is then effective covering all of the Variable Voting Shares and Voting Shares into which the Preferred Shares are convertible, then ACE may require the holders of Preferred Shares to convert the Preferred Shares into Variable Voting Shares, if the Preferred Shares are not owned by a Canadian, or Voting Shares, if the Preferred Shares are owned by a Canadian.

Organic Change

         With respect to any recapitalization, reorganization, reclassification, consolidation, amalgamation, arrangement, merger, sale of all or substantially all of ACE's assets to another person or other transaction which is effected in such a way that holders of Variable Voting Shares and Voting Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Variable Voting Shares or Voting Shares, as the case may be (each an "Organic Change") which includes a sale of all or substantially all of ACE's assets or where ACE is not the surviving entity, the holders of the Preferred Shares shall be entitled to cause ACE to either (i) require that the surviving entity or its publicly traded parent issue to the holders of Preferred Shares in exchange for such shares, a security of the surviving or publicly traded parent entity evidenced by a written instrument substantially similar in form and substance to the Preferred Shares, including, without limitation, having the same economic rights and preferences as the Preferred Shares and having a rank senior to all capital stock of such issuing entity or
(ii) make appropriate adjustments contemporaneously to the rights attached to the Preferred Shares so as to preserve in all respects the benefits conferred on the holders of the Preferred Shares by the terms of the Preferred Shares.

         With respect to any reorganization, amalgamation, arrangement, merger or other similar transaction that does not constitute an Organic Change, appropriate adjustments shall contemporaneously be made to the rights (including, without limitation, the conversion right) attached to the Preferred Shares so as to preserve in all respects the benefits conferred on the holders of the Preferred Shares by the terms of the Preferred Shares.

Pre-emptive Rights

         If ACE proposes to issue or sell any Variable Voting Shares or Voting Shares or other equity securities, rights, options, warrants or other convertible securities which represent rights to purchase Variable Voting Shares or Voting Shares, as the case may be, each holder of Preferred Shares shall be entitled to purchase a number of such Variable Voting Shares or Voting Shares, as the case may be, or other equity securities, rights, options, warrants or other convertible securities sufficient to allow such holder to maintain its proportionate equity ownership in ACE, on a fully diluted basis at the level of such interest immediately prior to such issuance or sale, subject to exceptions for issuances under management and employee stock incentive plans approved by the board of directors of ACE.

                              ESCROWED SECURITIES

         The Monitor appointed by the Court in connection with the restructuring of Air Canada and certain of its subsidiaries, currently holds 5,188,985 Variable Voting Shares in escrow. These Variable Voting Shares will be released from escrow and distributed in accordance with the terms of the Plan upon the resolution of outstanding disputed claims against the Applicants and certain of its subsidiaries. If these Variable Voting Shares are ultimately distributed to Canadians upon the resolution of disputed claims, they will be converted automatically into Voting Shares in accordance with the terms of the Variable Voting Shares. Given that the identity, and therefore the status as a Canadian or non Canadian of the creditors of Air Canada and certain subsidiaries to whom the escrowed Variable Voting Shares will be distributed upon the resolution of the outstanding disputed claims is not yet known, the Monitor is currently unable to allocate the Variable Voting Shares to be so distributed between Voting Shares (issuable to Canadians) and Variable Voting Shares (issuable to non-Canadians). The table below sets out the number of securities currently held in escrow by the Monitor and the percentage of such securities on all of the issued and outstanding Voting Shares and Variable Voting Shares.

 -------------------------------     ------------------------------------------
|                               |   | Percentage of Outstanding Voting Shares  |
| Number of Escrowed Securities |   |        and Variable Voting Shares        |
| ----------------------------- |   | ---------------------------------------- |
|           5,188,985           |   |                     5.84%                |
 -------------------------------     ------------------------------------------


                            DIRECTORS AND OFFICERS

Directors

         The name, municipality of residence and principal occupation of each of the directors are, as of the date hereof, as set forth below. Such individuals have served as directors of ACE since the dates and hold the number of shares of ACE set forth opposite their respective names.


Name and Municipality
of Residence                     Principal Occupation                             Director Since        Shares Held
-------------------------        ------------------------------------         --------------------    -------------
Bernard Attali(4)                Country Advisor /                            September 30, 2004        5,000(2)
Paris, France                    Texas Pacific Group France

Robert E. Brown(4)               President and Chief Executive Officer        September 30, 2004        10,000(1)
Montreal, Quebec                 CAE Inc.

Carlton D. Donaway(4)            Senior Advisor - Operations                  December 15, 2004             Nil
Redmond, Washington              Cerberus Capital Management, L.P.

Michael Green(4)                 President - Operations                       September 30, 2004            Nil
Radnor, Pennsylvania             Cerberus Capital Management, L.P.

W. Brett Ingersoll(3)            Managing Director                            September 30, 2004            Nil
New York, New York               Cerberus Capital Management, L.P.

Pierre Marc Johnson(4)           Senior Counsel                               September 30, 2004         5,000(1)
Montreal, Quebec                 Heenan Blaikie LLP

John T. McLennan(3)              Corporate Director                           September 30, 2004        10,000(1)
Mahone Bay, Nova Scotia

Robert A. Milton                 Chairman, President and Chief Executive      June 29, 2004              1,552(1)
Westmount, Quebec                Officer, ACE and Chairman, Air Canada

David I. Richardson(3)           Corporate Director                           September 30, 2004        10,000(1)
Grafton, Ontario

Marvin Yontef(4)                 Senior Partner                               June 29, 2004              5,000(1)
Toronto, Ontario                 Stikeman Elliott LLP

____________________
(1) Voting Shares.
(2) Variable Voting Shares.
(3) Member of the Audit, Finance and Risk Committee.
(4) Member of the Governance and Corporate Matters Committee.


         Unless otherwise indicated below, each of the directors has held the occupation listed above for more than five years. Mr. Attali was Vice Chairman of Deutsche Bank Europe Investment Banking from 1999 to 2000. Mr. Brown was Chairman of Air Canada from 2003 to 2004 and President and Chief Executive Officer of Bombardier from 1999 to 2002. Mr. Donaway was Executive Chairman of DHL Holdings USA from 2003 to 2004, Chairman, President and Chief Executive Officer of Airborne Inc. from 2002 to 2003 and President and Chief Executive Officer of ABX Air Inc. from 1992 to 2003. Mr. Ingersoll was a Partner at J.P. Morgan Partners from 1994 to 2002. Mr. McLennan was Vice Chairman and Chief Executive Officer of AT&T Canada (which was renamed Allstream Inc.) from 2000 to 2004. Mr. Richardson was Chairman, Ernst & Young Inc. and Senior Partner, Ernst & Young LLP (Canada) from 1987 to 2002.

         The term of office of all of the above directors will expire at the next annual meeting of shareholders of ACE or until their successors are appointed or elected.

Officers

         The name, municipality of residence and position held with ACE of each of the officers are as set forth below:

Name and Municipality
of Residence                 Position Held
-----------------------      ---------------------------------------------------

Robert A. Milton.......      Chairman, President and Chief Executive Officer
Westmount, Quebec

M. Robert Peterson.....      Chief Financial Officer
Beaconsfield, Quebec

Duncan Dee.............      Senior Vice President, Corporate Affairs and
Ottawa, Ontario              Chief Administrative Officer

Sydney John Isaacs.....      Senior Vice President, Corporate Development and
Westmount, Quebec            Chief Legal Officer

Jack McLean ...........      Controller
Winnipeg, Manitoba

Johanne Drapeau........      Corporate Secretary
Outremont, Quebec

         Each of the officers of ACE has held a position with Air Canada similar to that listed above for more than five years other than Mr. Isaacs who, prior to May 2000, was a partner of Stikeman Elliott LLP.

         The name, municipality of residence and position held with Air Canada and other subsidiaries of ACE of each of the officers are set forth below:

Name and Municipality
of Residence                            Position Held
------------------------------------    ---------------------------------------

William G. Bredt....................    Senior Vice President and Chief
Hudson Heights, Quebec                  Operating Officer, Jazz

Montie R. Brewer....................    President and Chief Executive
Hudson, Quebec                          Officer, Air Canada

Paul E. Brotto(1)...................    Executive Vice President, Planning
Pointe-Claire, Quebec                   and Cost Management, Air Canada

Johanne Drapeau.....................    Corporate Secretary, Air Canada
Outremont, Quebec

Rupert J. Duchesne..................    President and Chief Executive Officer,
Montreal, Quebec                        Aeroplan

Yves Dufresne.......................    Vice President, International, Alliances
Montreal, Quebec                        and Regulatory Affairs, Air Canada

Lise Fournel........................    Vice President and Chief Information
Lachine, Quebec                         Officer, Air Canada and President and
                                        Chief Executive Officer, Destina.ca

Kevin C. Howlett....................    Vice President, Employee Relations,
Delta, British Columbia                 Air Canada

Jack McLean ........................    Controller, Air Canada
Winnipeg, Manitoba

Robert A. Milton....................    Chairman, Air Canada
Westmount, Quebec

Name and Municipality
of Residence                            Position Held
------------------------------------    ---------------------------------------

Brad Moore..........................    President and Chief Executive Officer,
Kirkland, Quebec                        Air Canada Groundhandling Services

Claude Morin........................    President and Chief Executive Officer,
Montreal, Quebec                        Air Canada Cargo

Allister Paterson...................    President and Chief Operating Officer,
Oakville, Ontario                       Air Canada Vacations

M. Robert Peterson..................    Executive Vice President and Chief
Beaconsfield, Quebec                    Financial Officer, Air Canada

Danielle Poudrette..................    Vice President, Corporate Initiatives,
Verdun, Quebec                          Air Canada

Rob F. Reid.........................    Senior Vice President, Operations,
Oakville, Ontario                       Air Canada

Marc Rosenberg......................    Vice President, Sales and Product
Toronto, Ontario                        Distribution, Air Canada

David J. Shapiro....................    Vice President and General Counsel,
Cote Saint-Luc, Quebec                   Air Canada

Benjamin M. Smith...................    Vice President, Planning, Air Canada
Toronto, Ontario

Jon Turner..........................    Vice President, Maintenance, Air Canada
Kirkland, Quebec

Susan Welscheid.....................    Vice President, Customer Experience -
Town of Mount Royal, Quebec             In-Flight, Air Canada

_______________

(1) Paul E. Brotto will be retiring at the end of March 2005.


         As at December 31, 2004, the directors and officers of ACE as a group held 45,234 Voting Shares representing 0.51% of the outstanding Voting Shares and 5,000 Variable Voting Shares representing 0,006% of the outstanding Variable Voting Shares.

Corporate Cease Trade Orders or Bankruptcies

         To the knowledge of ACE, in the last ten years, no director or executive officer of ACE is or has been a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

         (i) Following the acquisition of Canadian Airlines International Ltd. ("CAIL") by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the CCAA pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the Toronto Stock Exchange on June 27, 2000 and delisted on July 6, 2000. Robert A. Milton was President and Chief Executive Officer and a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

         (ii) Pierre Marc Johnson was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

         (iii) Robert E. Brown was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003. Mr. Brown was a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employee of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel Networks"). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

         (iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when it filed for protection under the CCAA on October 15, 2002; and

         (v) Mr. Robert Peterson was Executive Vice President and Chief Financial Officer of Air Canada when it filed for protection under the CCAA on April 1, 2003.

Penalties or Sanctions

         To the knowledge of ACE, no director or executive officer of ACE, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

         To the knowledge of ACE, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

                       STATEMENT OF GOVERNANCE PRACTICES

         The board of directors of ACE ("Board") has adopted comprehensive governance principles, including the creation of structures and the implementation of processes that enable the Board to carry out its responsibilities effectively.

         The Board has adopted a written charter whereby it assumes, among other things, the following responsibilities: (i) the stewardship of the Corporation and its business and the accountability to shareholders for the performance of the Corporation, (ii) selecting, monitoring, evaluating and compensating the Chief Executive Officer ("CEO") and other senior executives,
(iii) reviewing and approving management's strategic and business plans, (iv) reviewing and approving the Corporation's financial objectives, plans and actions, (v) monitoring corporate performance against strategic business plans and (vi) ensuring ethical behaviour and compliance with laws and regulations. The charter of the Board establishes which decisions require prior Board approval, such as approval of interim and annual financial statements, strategic and business plans, raising of capital, major organizational restructurings, material acquisitions and divestitures and major corporate policies.

         In the period from September 30, 2004 to December 31, 2004, the Board met six (6) times.

         As new regulations come into effect such as proposed national policy 58-201 Corporate Governance Guidelines and proposed national instrument 58-101 Disclosure of Corporate Governance Practices, the Governance and Corporate Matters Committee and the Board will continue to review our corporate governance practices and make appropriate changes.

         The Board has extensively reviewed the Corporation's governance practices and concludes that ACE complies with the TSX guidelines for corporate governance. The table below lists the TSX guidelines and tells you how we are meeting each one.

-------------------------------------------------------------------------------
1. The Board should explicitly
   assume responsibility for
   stewardship of the Corporation
   and specifically for:

  (a) Adoption of a strategic              In 2004, Air Canada was restructured
      planning process.                    pursuant to the Plan. The Plan was
                                           approved by Air Canada's creditors
                                           and became effective on September 30,
                                           2004. Pursuant to the Plan, ACE
                                           became the holding company under
                                           which Air Canada and its subsidiaries
                                           are held.

                                           As part of the restructuring process,
                                           management developed a new business
                                           strategy for ACE which consists of
                                           the following:

                                           (i)   a competitive cost structure;

                                           (ii)  a redesigned network to
                                                 maximize efficiency and
                                                 leverage international growth
                                                 opportunities;

                                           (iii) a customer driven revenue model
                                                 for passenger services; and

                                           (iv)  a new corporate structure to
                                                 maximize the value of ACE's
                                                 subsidiaries.

                                           Furthermore, pursuant to its
                                           charter, the Board assumes the
                                           responsibility of reviewing and
                                           approving management's strategic
                                           and business plans.

(b) Identification of the principal        The Audit, Finance and Risk
    risks of the Corporation's business    Committee ("Audit Committee")
    and ensuring implementation of         assumes the responsibility of
    appropriate systems to manage          identifying and addressing material
    these risks.                           financial and other risks of the
                                           business and affairs of the
                                           Corporation and makes recommendations
                                           to the Board.

                                           The Audit Committee also reviews and
                                           discusses with management, the
                                           internal audit department and the
                                           external auditor, all major financial
                                           risk exposures and the steps
                                           management takes to monitor/control
                                           those exposures.

(c) Succession planning, including         The Governance and Corporate
    appointing, training and               Matters Committee ("Governance
    monitoring senior management           Committee") assumes the
                                           responsibility of reviewing on an
                                           ongoing basis management's
                                           organization plans and essential
                                           elements of succession plans for
                                           executive management so as to ensure
                                           that successors have been identified
                                           and that their career development is
                                           appropriate in the context of the
                                           challenges facing the organization.
                                           To this end, the Governance Committee
                                           meets from time to time with
                                           potential successors to all new
                                           positions and addresses the retention
                                           of key successors.

(d) Communications policy                  The Corporation has a public
                                           disclosure policy. The policy
                                           addresses, inter alia, disclosure of
                                           information to the financial
                                           community, basic disclosure
                                           guidelines, and mandatory and
                                           voluntary disclosure of information
                                           as well as electronic communications.
                                           The Audit Committee reviews on an
                                           ongoing basis the public disclosure
                                           policy and ensures its consistency
                                           with current developments and best
                                           practices.

                                           The Corporation communicates
                                           regularly with the media and the
                                           financial community to discuss its
                                           results. These communications take
                                           the form of press releases,
                                           conference calls, conferences and
                                           meetings.

                                           Furthermore, the Shareholder
                                           Relations service is responsible for
                                           communicating regularly to
                                           shareholders information about the
                                           Corporation's performance. It also
                                           attends to all telephone inquiries,
                                           e-mail, fax and mailing requests
                                           from shareholders and in doing so,
                                           address in a timely fashion concerns
                                           and feedback shareholders may have.

(e) Integrity of internal control and      The Audit Committee assumes the
    management information systems         responsibility of  monitoring the
                                           performance of the internal
                                           financial and accounting controls
                                           of the Corporation. The Audit
                                           Committee also obtains from the
                                           internal audit department and the
                                           external auditor internal control
                                           recommendations and reviews the
                                           response of management to those
                                           recommendations.

2. A majority of directors should be       The Board has adopted the policy
   "unrelated":                            that it shall at all times be
                                           constituted of a majority of
                                           individuals who are independent.
                                           Based on the information received
                                           from each director and having taken
                                           into account the independence
                                           criteria set forth below, the Board
                                           concluded that all directors of the
                                           Corporation, with the exception of
                                           the Chairman, President and CEO,
                                           Robert A. Milton and Marvin Yontef
                                           are independent and unrelated.

 3. The Board has responsibility           The Board defines an "independent
    for applying the definition of         director" as a director who is: (a)
    "unrelated director" to each           not a member of management and is
    individual director and for            free from any interest and any
    disclosing annually the analysis       business, family or other
    of the application of the principles   relationship which could reasonably
    supporting this definition and         be perceived to materially
    whether the Board has a majority of    interfere with the director's
    unrelated directors.                   ability to act with a view to the
                                           best interests of the Corporation,
                                           other than interests and
                                           relationships arising solely from
                                           holdings in the Corporation, (b)
                                           not currently, or has not been (and
                                           who does not have an immediate
                                           family member who is currently or
                                           has been) within the last three
                                           years, an officer, employee of or
                                           material service provider to the
                                           Corporation or any of its
                                           subsidiaries or affiliates; and (c)
                                           not a director, officer, employee
                                           or significant shareholder of an
                                           entity that has a material business
                                           relationship with the Corporation.

 4. The Board should appoint               The Governance Committee is composed
    a committee of directors composed      exclusively of outside directors
    exclusively of outside                 (i.e. non-management) who, based on
    directors, a majority of whom          the independence criteria set forth
    are "unrelated" directors,             above, are all independent, except f
    with responsibility for proposing      or Marvin Yontef. The Governance
    new nominees to the board and for      Committee assumes the responsibility
    assessing directors on an ongoing      of recommending the slate of
    basis.                                 candidates for directors to be
                                           nominated for election by
                                           shareholders at annual meetings

 5. The Board should implement a           The Governance Committee assumes the
    process, to be carried out by an       responsibility of assessing the
    appropriate committee, for             effectiveness of the Board, the
    assessing the effectiveness of the     Board, the Committees of the Board
    Board, its committees and              and the contribution of individual
    the contribution of individual         directors on an annual basis.
    directors.

 6. The Board should provide an            The Governance Committee put in
    orientation and education              place an orientation and continuing
    program for new directors.             education program for new recruits
                                           to the Board. More specifically,
                                           new recruits are invited to attend
                                           orientation sessions with group
                                           branch executives of the
                                           Corporation as well as with the
                                           Chairman, President and CEO to
                                           improve their understanding of the
                                           Corporation's business.

7. The Board should examine its size       The size of the Board was examined
   and undertake, where appropriate,       in 2004 as part of the Plan. The
   a program to establish the size         Board believes that its present
   of the board which facilitates          size is appropriate and contributes
   effective decision-making.              to its effectiveness. Furthermore,
                                           the Governance Committee reviews on
                                           an ongoing basis criteria regarding
                                           the composition of the Board and
                                           Committees of the Board, such as
                                           size, proportion of inside to
                                           outside directors and
                                           qualifications including
                                           relatedness and independence and
                                           makes recommendations to the Board.

8. The Board should review the             The Governance Committee assumes the
   adequacy and form of compensation       responsibility of reviewing the
   of directors in light of                adequacy and form of compensation of
   the risks and responsibilities          directors in the context of the
   involved in being an effective          responsibilities and risks involved
   director.                               in being an effective director,
                                           including making recommendations to
                                           the Board with respect to the
                                           actual remuneration (fees,
                                           retainers and currency) and
                                           benefits provided to directors.

9. Committees of the Board should          The Audit Committee is composed
   generally be composed of outside        entirely of outside directors who
   directors, a majority of whom           are independent. The Governance
   are unrelated although some             Committee is composed entirely of
   board committees may include one        outside directors who are
   or more inside directors.               independent, except for Marvin
                                           Yontef.

10. The Board should assume                The Governance Committee has
    responsibility for, or assign          responsibility for the Corporation's
    to a committee of directors            responses to the TSX guidelines.
    responsibility for, developing         The Governance Committee makes
    the approach to corporate              recommendations to the Board with
    governance issues. This committee      respect to the monitoring, adoption
    would, among other things, be          and disclosure of corporate
    responsible for the corporation's      governance guidelines in effect
    responses to these governance          from time to time and reviews those
    guidelines.                            guidelines once a year. The
                                           Governance Committee is in the
                                           process of reviewing proposed
                                           national policy 58-201 Effective
                                           Corporate Governance and proposed
                                           national instrument 58-101
                                           Disclosure of Corporate Governance
                                           Practices with a view to being
                                           compliant upon their adoption and
                                           continues to be proactive in
                                           implementing good corporate
                                           governance practices.

11. The  Board, together with              The Board has adopted a written
    the President and the                  charter which sets out its role and
    Chief Executive Officer, should        responsibilities and the decisions
    develop position descriptions          of management which require prior
    for the Board and for the              Board approval. The Governance
    Chief Executive Officer,               Committee is in the process of
    including the definition of the        developing a position description for
    limits to management's                 the Chairman, President and CEO.
    responsibilities. The Board            The Governance Committee's
    should approve or develop corporate    expectation of management is to
    objectives which the President         make Air Canada one of the world's
    and Chief Executive Officer are        leading airlines and to utilize its
    responsible for meeting.               stand-alone businesses to their
                                           fullest potential. The Governance
                                           Committee carries out an annual
                                           review of the CEO's performance
                                           during the year and establishes
                                           corporate objectives the CEO is
                                           responsible for meeting during the
                                           forthcoming year. Also, the
                                           Governance Committee, in consultation
                                           with the CEO, assesses the
                                           performance of management on an
                                           annual basis. The performance
                                           assessment is based inter alia on the
                                           accomplishment of objectives, the
                                           achievement of profit targets, the
                                           return on investment/equity, meeting
                                           consistent performance expectations,
                                           leadership and integrity.

 12. The Board should implement            The Governance Committee assumes the
     structures and procedures which       responsibility of ensuring that
     ensure that it can function           appropriate structures and
     independently of management.          procedures are in place so that the
                                           Board can function independently of
                                           management. The Board has concluded,
                                           for various reasons, that the fact
                                           that Robert A. Milton occupies both
                                           the office of Chairman of the Board
                                           and the office of President and CEO
                                           of ACE does not impair the ability of
                                           the Board to act independently of
                                           management. Moreover, Michael Green,
                                           an outside and independent director,
                                           has been appointed as Lead Director
                                           to the Board.

                                           The Lead Director assumes
                                           responsibility, among other things,
                                           for: (i) ensuring that the relative
                                           responsibilities of the Board and
                                           management are clearly understood and
                                           respected, (ii) ensuring that the
                                           Board works as a cohesive team and
                                           providing the requisite leadership to
                                           achieve this, (iii) ensuring that the
                                           resources available to the Board are
                                           adequate to support its work, and
                                           (iv) adopting procedures to ensure
                                           that the Board can conduct its work
                                           effectively and efficiently.

                                           On the occasion of each Board
                                           meeting, non-management directors
                                           meet under the chairmanship of the
                                           Lead Director.

13. The audit committee should be          The Audit Committee is composed
    composed of only unrelated             entirely of independent directors.
    directors. The Board should            The Board has adopted a charter for
    adopt a charter for the audit          the Audit Committee.  The charter
    committee, which sets out              sets out the roles and
    the roles and responsibilities         responsibilities of the Committee,
    of the committee.  The audit           including reviewing annual and other
    committee should have direct           financial information, the services
    communication channels with            performed by the external auditors,
    the internal and the external          the accounting systems and internal
    auditors to discuss and review         controls, establishing policies and
    issues as appropriate.  The            procedures regarding accounting
    audit committee duties should          practices and reporting to the Board.
    include oversight responsibility       The charter contains a requirement
    for management reporting on            for financial literacy and the
    internal control.  While it is         Committee has determined that all the
    management's responsibility to         members are finacially literate and
    design and implement an effective      have accounting or related financial
    system of internal control, it is      expertise.
    the responsibility of the audit
    committee to ensure that management    The Audit Committee is specifically
    has done so.                           mandated to oversee that management
                                           has done so. management's
                                           responsibility as to the adequacy of
                                           the supporting systems of internal
                                           financial and accounting controls and
                                           to provide independent communication
                                           between the Board and the external
                                           auditor.

14. The Board should implement a           The charter of each of the Audit
    system to enable an individual         Committee and the Governance
    director to engage an outside          Committee provides that such
    advisor at the Corporation's           Committees may retain independent
    expense in appropriate                 advisors at the expense of the
    circumstances. The engagement          Corporation. These advisors are
    of the outside advisor should be       authorized to carry out
    subject to the approval of an          investigations into any matter
    appropriate committee of the           within the scope of the respective
    Board.                                 Committee's responsibility.


                               STOCK OPTION PLAN

         As part of the implementation of the consolidated plan of reorganization, compromise and arrangement of Air Canada, a Stock Option Plan ("Option Plan") of ACE was put in place. The persons eligible to receive options ("Eligible Optionees") are the directors or officers and may include senior managers and other employees, as the Governance Committee may determine, who are in key positions of the Corporation. This Option Plan is designed to create a direct link between executives' and shareholders' interests, since the full value of the Option Plan can only be obtained when the Corporation's stock appreciates over a number of years.

         Options granted are based on the executive's position and annual compensation, taking into account the market price of the shares and each executive's potential contribution to ACE's success in a given year. The maximum number of shares that can be issued under the Option Plan is 5,052,545 or approximately 5% of the fully diluted equity of ACE. The aggregate number of shares reserved for issuance at any time to any one Eligible Optionee shall not exceed 5% of the outstanding Voting Shares and Variable Voting Shares. The aggregate number of shares issued to any one insider within any one- year period shall not exceed 5% of the outstanding Voting Shares and Variable Voting Shares. The Option Plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant. The Option Plan provides that the term of the options shall not be more than ten (10) years from the date of grant. Options granted under the Plan may not be assigned or transferred.

         The Board may, subject to regulatory approval, amend the Option Plan at any time provided that no such amendment may materially affect any rights previously granted to a participant under the Option Plan without the consent of such participant. If a participant's employment is being terminated for "gross misconduct", unexercised options shall terminate forthwith. If a participant's employment is terminated without cause, such participant may exercise its vested options within thirty (30) days after a notice of termination of employment has been given.

         To provide a meaningful incentive, and to promote retention among the executive team, options were granted in October 2004 on an accelerated three-year basis. The Governance Committee granted options to purchase a total of 3,027,509 shares of ACE at a price of $20.00 per share representing approximately 3% of the fully diluted equity of ACE. No other options will be granted until 2007 for existing employees, unless otherwise approved by the Governance Committee.

         Vesting of options granted in October 2004 under the Option Plan is as follows: (i) 50% of granted options will vest in four equal instalments on October 3, 2005, 2006, 2007 and 2008 and (ii) the remaining 50% of granted options will also vest as per this schedule, provided the Corporation meets the financial thresholds linked to the business plan for those years (if targets are not met, options will be forfeited unless otherwise approved by the Governance Committee). The terms of the grant made in October 2004 provide that vested options can be exercised over a period of seven (7) years from the date of the grant at an exercise price of 100% of the market price of the underlying shares at the time of the grant.

                                AUDIT COMMITTEE

Audit Committee Charter

         The charter of the Audit, Finance and Risk Committee ("Audit Committee") is attached as Appendix A to this Annual Information Form.

Composition of Audit Committee

         The Audit Committee of ACE consists of W. Brett Ingersoll, John T. McLennan and David I. Richardson. Each member of the Audit Committee is independent and financially literate as defined under Multilateral Instrument 52-110 - Audit Committees.

Relevant Education and Experience of Audit Committee Members

         In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

    (i) W. Brett Ingersoll is the Managing Director of Cerberus Capital Management, L.P. and a member of its Investment Committee focusing on investment opportunities in mature businesses in need of operational improvement. Mr. Ingersoll is a director of OpenNetwork Technologies and various private companies. Prior to joining Cerberus, Mr. Ingersoll was a partner at JP Morgan Partners (formerly Chase Capital Partners) where he focused primarily on private equity and restructuring situations in various industries. Mr. Ingersoll holds a BA in economics from Brigham Young University and a MBA from Harvard University.

    (ii) John T. McLennan is a director of Hummingbird Ltd., E-Cruiter, Architel Systems Corporation, Mobile Data Solutions, Inc., Leitch Technology, TeleTech Holdings Inc., Amdocs Ltd. And Prior Data. Mr. McLennan was Vice-Chairman and Chief Executive Officer of Allstream from 2000 to 2004. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. Mr. McLennan was also the founding President of Jenmark Consulting Inc., President and Chief Executive Officer of Bell Canada, President of Bell Ontario as well as Chairman, President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan has also served as President and Chief Executive Officer of Cantel AT&T Wireless and Executive Vice President of Mitel Communications Inc. Mr. McLennan holds a BSc and a MSc in Industrial Management from Clarkson University.

    (iii) David I. Richardson is the former Chairman of Ernst & Young Inc. (Canada). Mr. Richardson joined its predecessor Clarkson, Gordon & Co. in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until retirement from the partnership in 2002. Mr. Richardson is a Director and Chairman of the Audit Committee of Husky Injection Holding Systems Ltd. Mr. Richardson holds a B.Comm from the University of Toronto and is a Chartered Accountant since 1966. Mr. Richardson is also a Fellow of the Institute of Chartered Accountants of Ontario, a member of the Insolvency Institute of Canada and a Trustee in Bankruptcy.

Pre-approval Policies and Procedures

         The Audit Committee reviews and approves the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the Corporations' external auditor prior to the commencement of such work. In this regard, the Audit Committee will prepare a report for presentation to the shareholders of the Corporation quarterly or annually, as required, regarding the Audit Committee's approval of such non-audit services in the period.

         The Audit Committee will also require and review a report from the external auditor of all relationships between the external auditor and its related entities and the Corporation and its related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming that in the external auditor's professional judgment it is independent of the Corporation and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Audit Committee will also review steps taken by the external auditor to address any findings in any of the foregoing reviews.

Auditors' Fees

         PricewaterhouseCoopers LLP has served as the Corporation's auditing firm since April 26, 1990. Fees payable for the years ended December 31, 2004 and December 31, 2003 to PricewaterhouseCoopers LLP and its affiliates are $4,137,228 and $2,256,074, respectively. Fees payable to PricewaterhouseCoopers LLP and its affiliates in 2004 and 2003 are detailed below.

                                     YEAR ENDED               YEAR ENDED
                                 DECEMBER 31, 2004         DECEMBER 31, 2003
Audit fees                           $3,356,851                $1,714,074
Audit-related fees                     $321,269                  $507,000
Tax fees                               $459,108                   $35,000
All other fees                              Nil                       Nil
                                 -----------------         -----------------
                                     $4,137,228                $2,256,074

         The nature of each category of fees is described below.

Audit fees

         Audit fees were paid for professional services rendered for the audit of the Corporation's annual financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

         Audit-related fees were paid for professional services related to pension plan audits, specified procedures reports and other items related to the audit.

Tax fees

         Tax fees were paid for professional services rendered with respect to commodity and income taxes.


                  GOVERNANCE AND CORPORATE MATTERS COMMITTEE

         The charter of the Governance and Corporate Matters Committee is attached as Appendix B to this Annual Information Form.


                       INTEREST OF MANAGEMENT AND OTHERS
                           IN MATERIAL TRANSACTIONS

         On September 30, 2004, as part of Air Canada's restructuring process, the Cerberus Affiliate invested $250 million in ACE in consideration for the issuance of 12,500,000 Preferred Shares of ACE. The Cerberus Affiliate is an affiliate of Cerberus Capital Management, L.P. Michael Green, Carlton D. Donaway and W. Brett Ingersoll, all directors of ACE, are respectively President-Operations, Senior Advisor-Operations and Managing Director of Cerberus Capital Management, L.P.

                         TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and registrar for the Variable Voting Shares and Voting Shares of ACE is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary, Winnipeg and Halifax.

                               LEGAL PROCEEDINGS

         A description of certain legal proceedings to which ACE is a party appears under the heading "Contingencies, Guarantees and Indemnities" in
Note 24 to the consolidated audited annual financial statements of ACE for the year ended December 31, 2004. ACE's audited annual financial statements for the year ended December 31, 2004 are available on SEDAR at www.sedar.com.

                              MATERIAL CONTRACTS

         The contracts that are material to the Corporation and that were entered into within the year ended December 31, 2004 or before such year but which are still in effect are the following:

         (i) Standby Purchase Agreement between Deutsche Bank Securities Inc. and Air Canada dated as of October 29, 2003, as amended and restated by the amended and restated standby purchase agreement, dated as of April 29, 2004; and

         (ii) Investment Agreement between Cerberus ACE Investment, LLC and Air Canada dated June 23, 2004.

         Please refer to the section titled "Three-year Summary: Evolution of Business" for the particulars of such contracts.

                                    EXPERTS

         The auditors of ACE are PricewaterhouseCoopers LLP.


                            ADDITIONAL INFORMATION

         Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in Air Canada's annual filing for the financial year ended December 31, 2002 (form 28 under the Securities Act (Ontario)) filed with the Securities Commissions on July 2, 2003. Financial information, including consolidated comparative audited financial statements, are provided in the 2004 Management Discussion & Analysis/2004 Financial Statements and Notes of ACE. The above information and additional information relating to ACE are available on SEDAR at www.sedar.com.

         The following documents can be obtained upon request from the Corporate Secretary of ACE, 5100 de Maisonneuve Boulevard West, Montreal, Quebec, H4A 3T2 :

         (i) this Annual Information Form, together with any document incorporated herein by reference;

         (ii) the 2004 Management Discussion & Analysis of Results / 2004 Financial Statements and Notes of ACE and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for ACE's most recently completed financial year;

         (iii) the Corporation's annual filing for the financial year ended December 31, 2002 (form 28 under the Securities Act (Ontario)) filed with the Securities Commissions on July 2, 2003; and

         (iv) any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus pursuant to which securities of ACE are in the course of a distribution.

         Except when securities of ACE are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, ACE may require the payment of a reasonable charge from persons, other than security holders of ACE, requesting copies of these documents.

                                  APPENDIX A

               CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

            OF THE BOARD OF DIRECTORS OF ACE AVIATION HOLDINGS INC.

                              (the "Corporation")


1.       Structure, Procedure, Qualifications

The Audit, Finance and Risk Committee (the "Audit Committee") of the Corporation shall be composed of not less than three directors, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors. The members of the Audit Committee shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence from management and from the Corporation. In addition, an Audit Committee member shall not receive, other than for service on the Board or the Audit Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Audit Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Audit Committee and in particular each member of the Audit Committee shall be "financially literate" and at least one member shall be a "financial expert" as defined by relevant securities legislation or regulations.

A quorum of the Audit Committee shall be a majority of the members, and a majority of the members present shall be required to pass a resolution of the Audit Committee. The Audit Committee shall be responsible to the Board of Directors of the Corporation. The Chairman and the members of the Audit Committee shall be appointed annually by the Board.

2.       Objectives

(a)      The objectives of the Audit Committee are as follows:

         (i) To assist the Board in the discharge of its responsibility to monitor the component parts of the Corporation's financial reporting and audit process.

         (ii) To maintain and enhance the quality, credibility and objectivity of the Corporation's financial reporting and to satisfy itself and oversee management's responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.

         (iii) To assist the Board of Directors in its oversight of the independence, qualifications and appointment of the external auditor.

         (iv) To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.

         (v) To provide independent communication between the Board and the internal auditor and the external auditor.

         (vi) To facilitate in-depth and candid discussions between the Audit Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

3.       Duties

To achieve its objectives, the Audit Committee shall:

(a) Monitor and review the quality and integrity of the Corporation's accounting and financial reporting process through discussions with management, the external auditor and the internal auditor. This will include a review of the annual and quarterly financial statements and Management's Discussion and Analyses ("MD&As") to be filed with regulatory authorities and provided to shareholders, and financial statements and other financial disclosure included in prospectuses, earnings press releases and other similar documents. The Audit Committee shall also review the Corporation's annual information form and other similar documents. These reviews will include:

         (i) discussions with management and the external auditor and a consideration of the report by the external auditor to the Audit Committee of matters related to the conduct of an audit;

         (ii) discussions with the external auditor respecting the auditor's judgment regarding both the acceptability and quality of the financial statements including the critical accounting policies and practices used by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been considered by management and their ramifications, the selection of changes in significant accounting policies, the method used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Corporation, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor's conclusions regarding the reasonableness of those estimates;

         (iii)  a review of significant adjustments arising from an audit;

         (iv) a review of disagreements with management over the application of accounting policies as well as any disclosure in the financial statements;

         (v) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Corporation including their disclosure or lack thereof in the applicable quarterly or annual financial statements;

         (vi) a review of the external auditor's suggestions for improvements to the Corporation's operations and internal controls;

         (vii) a review of the nature and size of unadjusted errors of a non-trivial amount;

         (viii) a review to ascertain that various covenants are complied with; and

         (ix) the selection of, and changes in, accounting policies and consideration of the appropriateness of such selections and changes.

(b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and the financial disclosure in any such annual information forms, earnings press releases, prospectuses and other similar documents.

(c) Review with management, the internal auditor and the external auditor and, if considered appropriate, approve the release of the Corporation's quarterly financial statements and related MD&A.

(d) Review with management, the external auditor and legal counsel, the Corporation's procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Corporation and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

(e) Meet with the Corporation's external auditor to review and approve their audit plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.

(f) Review and approve estimated audit and audit-related fees and expenses for the current year. Pre approve any significant additional audit and audit-related fees over the estimated amount. Review and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Audit Committee. The Corporation shall ensure that funding is available to the Audit Committee for payment of compensation to the external auditor.

(g)      Review

         (i) and approve, or delegate to a member of the Audit Committee the responsibility to review and approve and subsequently report to the Audit Committee, the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the Corporations' external auditor prior to the commencement of such work. In this regard the Audit Committee will prepare a report for presentation to the shareholders of the Corporation quarterly or annually, as required, regarding the Audit Committee's approval of such non-audit services in the period; and

         (ii) implement from time to time a process in connection with non-audit services performed by the external auditor.

(h) Review a report from the external auditor of all relationships between the external auditor and its related entities and the Corporation and its related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming, or otherwise, that in the external auditor's professional judgment it is independent of the Corporation and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Audit Committee should specifically require the external auditor to confirm that it is a registered public accounting firm as prescribed by various applicable securities regulations. As well, at least once a year the Audit Committee will carry out a review of the credentials of the members of the firm including without limitation the biographies of the members, whether there has been any enforcement actions, issues related to the firm and law suits, if any. A formal written report will be obtained from the external auditor outlining: the auditing firm's internal quality control procedures; any material issues raised within the preceding five years by the auditing firm's internal quality control review, peer reviews or any other inquiry or investigation by governmental or professional authority relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the forgoing reviews.

(i) Receive reports on any consultations between management and other public accountants respecting accounting principles to be applied in preparing the quarterly or annual financial statements, and on any incidents involving fraud or illegal acts of which management, the internal audit department or the external auditor become aware. In this regard, review the relevant control procedures with management to ensure that such matters are adequately guarded against.

(j)      At least once each year:

         (i) Meet privately with management to assess the performance of the external auditor.

         (ii) Meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation's financial, accounting and audit personnel and systems.

(k) Evaluate the performance of the external auditor, and if so determined, recommend that the Board either take steps to replace the external auditor or provide for the reappointment of the external auditor by the shareholders.

(l) Regarding the services provided by the internal audit department, the Audit Committee will:

         (i) meet privately with internal audit, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of their audits, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work;

         (ii) periodically review and approve the mandate, reporting relationships and resources of the internal audit group;

         (iii) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the head of the internal audit department;

         (iv) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

         (v) periodically throughout each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and

         (vi) review the working relationship between the internal audit department and the external auditor, and between the internal audit department and management.

(m) Obtain from both the internal audit department and the Corporation's external auditor the major audit findings and internal control recommendations reported during the period under review, the response of management to those recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.

(n) Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Corporation's financial statements.

(o) Review policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Audit Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Audit Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Audit Committee.

(p)      Review policies for approval of senior management expenses.

(q) Review the process relative to the periodic certifications by the Chief Executive Officer and the Chief Financial Officer of the Corporation in respect of financial disclosures, the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data and any significant changes in internal controls or changes to the environment in which the internal controls operate, including corrections of material deficiencies and weaknesses.

(r) Review with management the Corporation's computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

(s) Review and approve all related party transactions as such term is defined from time to time in Policy Statement Q-27 of the Quebec Securities Commission and Rule 61-501 issued by the Ontario Securities Commission, as may be amended from time to time.

(t) Review risk management systems and controls, especially in relation to derivatives, foreign currency exposure, hedging and insurance.

(u) Whenever it may be appropriate to do so, retain and receive advice from experts, including independent legal counsel and independent public accountants, and conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Audit Committee as the Audit Committee may consider appropriate. The Corporation shall ensure that funding is available to the Audit Committee in respect of the aforementioned activities.

(v) Report regularly to the Board in writing on the activities, findings and conclusions of the Audit Committee.

(w) Review this Charter on an annual basis and recommend to the Board any changes to it that the Audit Committee considers advisable.

(x) Complete a self-assessment annually to determine how effectively the Audit Committee is meeting its responsibilities.

(y) Perform such other functions as may be delegated from time to time by the Board.

(z) Review the process for the rotation of the lead audit partner, the concurring partner and any other audit engagement team partner.

(aa) Set policies for the hiring of employees or former employees of the Corporation's external auditors.

4.       Other

(a)      Public Disclosure

         (i) Review and approve the Corporation's Public Disclosure Policy and any changes related thereto and ensure consistency with current developments and best practices;

         (ii) Where practicable, management will review with the Audit Committee or the Chairman of the Audit Committee draft news releases to be disseminated to the public related to earnings warnings or financial results forecasting by the Corporation which are expected by management to be material in relation to the market price of any of the Corporation's securities.

(b)      Risk Identification and Management

The Audit Committee shall make all reasonable efforts to identify and address material financial and other risks to the business and affairs of the Corporation and its subsidiaries and make recommendations in that regard to the Board of Directors of the Corporation. The Audit Committee shall review and discuss with management, the internal audit department and the external auditor all major financial risk exposures and the steps management has taken to monitor/control those exposures. The Audit Committee shall be entitled, from time to time, to retain experts and consultants to assist the Audit Committee with the discharge of such mandate. The Audit Committee shall have the discretion in the discharge of these duties to address risks to the Corporation's and its subsidiaries' revenues and costs, as well as potentially corrupt or other practices that may lead to loss or depreciation ob business reputation.

(c)      Contingent Liabilities

The Audit Committee shall establish processes and procedures to identify and monitor contingent liabilities of the Corporation and its subsidiaries. In the discharge of these duties, the Audit Committee shall have the discretion to retain experts and consultants and to review, without limitation, workplace safety, environmental issues and any other matters, whether of a financial nature or otherwise, that can give rise to a contingent liability. The Audit Committee shall make recommendations, from time to time, to the Board of Directors of the Corporation on these matters.

(d)      Corporate Authorizations Policies

         (i) Periodically review and approve policies relative to the financial control, conduct, regulation and administration of subsidiary companies;

         (ii) Periodically review the any administrative resolutions adopted from time to time pursuant to the Corporation's By-laws pertaining to the establishment of procedures relative to commitment and transaction authorizations, the determination of the officers or other persons by whom any instrument in writing or document is to be executed and the manner of execution thereof;

         (iii) Review, monitor and approve the Corporate Donations Policy and any changes thereto and the annual Corporate Donations Budget; and

         (iv) Review, monitor and approve any other financial expenditure policies that would affect the Corporation's and its subsidiaries' financial condition or reputation.

(e)      Performance to Budget, Actuarial Valuation

         (i)      Review actual financial performance compared to budget;

         (ii) Review and approve in conjunction with Air Canada's Pension Investment Policy Committee the actuarial valuation and related assumptions and recommend to the Board the funding contribution to the Corporation's pension funds ;

         (iii) Review and approve in conjunction with Air Canada's Pension Investment Policy Committee the appointment of the actuary ;

         (iv) Monitor that all contributions, deductions, withholdings, remittances or other payments of any kind under applicable law have been made;

(f)      Meetings

         (i) The Audit Committee shall meet at least quarterly at the call of the Chairman of the Audit Committee, any other member of the Audit Committee or the external auditors.

         (ii) An "in-camera" session of the members of the Committee shall be held as part of each meeting of the Committee.

(g)      Responsibilities

Nothing contained in the above mandate is intended to assign to the Audit Committee the Board of Directors' responsibility to ensure the Corporation's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members have financial experience and expertise, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditor and the external auditor.

Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor.



November 12, 2004

                                  APPENDIX B

                                CHARTER OF THE

                                GOVERNANCE AND
                          CORPORATE MATTERS COMMITTEE
                               (the "Committee)

                           OF THE BOARD OF DIRECTORS

                         OF ACE AVIATION HOLDINGS INC.
                              (the "Corporation")


1.       Purpose
         -------

The purpose of the Committee is to assist the Board of Directors (the "Board") in fulfilling its responsibilities by ensuring that (i) corporate governance guidelines are adopted, disclosed and applied including director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the Board; and (ii) an appropriate oversight is exercised in the field of human resources and compensation as well as succession planning including appointing, training and monitoring senior management, compensation of officers, organization plans, compensation philosophy, as well as such other matters delegated to the Committee by the Board.

2.       Composition and Qualification
         -----------------------------

(a) The Committee shall be comprised of five or more directors as determined by the Board, all of whom shall comply with eligibility and qualification standards under applicable legislation in effect from time to time.

(b) The members of the Committee shall be appointed by the Board to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are appointed. Unless a Chair and a Secretary are appointed by the Board, the members of the Committee may designate a Chair and a Secretary by a majority vote of all the Committee members.

(c) The Committee may invite, from time to time, such person as it may see fit to attend its meeting and to take part in discussion and consideration of the affairs of the Committee. However, any such persons invited may not vote at any meeting of the Committee.

(d) The Board, may, at any time, remove any member of the Committee at its discretion and may accept the resignation of any member of the Committee. Vacancies at any time occurring on the Committee shall be filled by the Board.

3.       Meetings and Procedure
         ----------------------

(a) The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Such meetings shall be held by telephone or by any other mean which enables all participants to communicate with each other simultaneously.

(b) The Committee may fix its own procedure at meetings and for the calling of meetings except as may be otherwise provided by the Board.

(c) A quorum for the transaction of business at a Committee meeting shall be a majority of the Committee members. All decisions and recommendations made by the Committee shall be made by a majority vote of the members present at the meeting.

(d) For all decisions on issues for which the applicable legislation in effect from time to time requires the members participating in the discussions related to, and voting on, such issues to be independent (as defined under applicable legislation in effect from time to time), those members who are not independent will not participate in the discussions nor vote on such issues. In such event, the decisions made by the Committee on those matters shall be made by majority vote of the independent members present at the meeting.

(e) An "in-camera" session of the members of the Committee shall be held as part of each meeting of the Committee.

(f) Notice of meetings shall be given by letter, facsimile, email or telephone not less than 24 hours before the time fixed for the meeting. Notice of meetings shall state the date, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

(g) The minutes of the Committee meetings shall accurately record the significant discussions of, and decisions made by, the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to Committee members as well as to all the directors of the Corporation, with copies to the Chief Executive Officer of the Corporation.

(h) The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee in its discretion may consider advisable.

(i) To carry out its duties, the Committee will have access to independent advisors at the expense of the Corporation as well as having access to data and performance information relative to the Corporation. The Committee shall be free to choose advisors as it deems appropriate. These advisors will be given access to management and the work carried out by management for presentation to the Committee.

4.       Responsibilities and Duties
         ---------------------------

To fulfill its responsibilities and duties, the Committee shall:

(I)      Related to Corporate Governance:
         -------------------------------

(a) Review criteria regarding the composition of the Board and committees of the Board, such as size, proportion of inside to outside directors and qualifications including relatedness and independence and make recommendations to the Board.

(b) Review criteria relating to tenure as a director, such as retirement age, limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

(c) Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board membership and assess the effectiveness of the Board as a whole, the committees of the Board, the contribution of individual directors, and assessment of directors on an ongoing basis.

(d) Review on a regular basis, the adequacy and form of compensation of directors in the context of the responsibilities and risks involved in being an effective director, including making recommendations to the Board with respect to the actual remuneration (fees, retainers and currency) and benefits provided to directors.

(e) Review and develop position descriptions for the Board, the Chairman and for the Chief Executive Officer including the definition of the limits to management's responsibilities.

(f) Ensure appropriate structures and procedures are in place so that the Board can function independently of management. To this end, arrange, at scheduled meetings of the Board, for the external directors to meet for a period of time without management present. In the absence of a non-executive Chairman, such meetings will be chaired by the lead director or the Chairman of the Corporate Governance and Strategic Issues Committee.

(g) As an integral element of the process for appointing new directors, put in place an orientation and continuing education program for new recruits to the Board.

(h) Ensure corporate compliance with applicable legislation including directors and officers compliance.

(i) Review proposed amendments to the Corporation's by-laws before making recommendations to the Board.

(j) Periodically review and approve the "Code of Corporate Policy and Guidelines on Business Conduct".

(k) Make recommendations to the Board as deemed appropriate with respect to the monitoring, adoption and disclosure of corporate governance guidelines in effect from time to time and review those guidelines once a year.

(l) Develop and recommend to the Board standards to be applied in making determinations as to the presence or absence of material relationships between the Corporation and a director.

(II)     Related to the Board
         --------------------

(a) Review criteria regarding personal qualifications for Board membership, such as background, experience, technical skills, affiliations and personal characteristics and make recommendations to the Board.

(b)      Review qualifications of candidates for Board membership.

(c) Recommend the slate of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

(d) Determine candidates to fill vacancies on the Board occurring between annual meetings of shareholders.

(e) Recommend to the Board the removal of a director in exceptional circumstances.

(III)    Related to Committees of the Board
         ----------------------------------

(a) Recommend to the Board the types, charters and composition of the Board committees.

(b) Recommend to the Board the nominees to the chairmanship of the Board committees including periodic rotation of committee assignments and memberships.

(c) Review and make recommendations to the Board, as deemed appropriate, with respect to time of service of members on committees, meetings procedures, quorum and notice requirements, records and minutes, resignations and vacancies on committees.

(IV)     Related to Subsidiaries of the Corporation and Other Companies
         --------------------------------------------------------------

(a) Review qualifications of non-management nominees of the Corporation to sit on the boards of subsidiaries of the Corporation or of companies in which the Corporation has an interest.

(b) Review and make recommendations to the Board relative to non-management nominees of the Corporation to the boards of subsidiaries of the Corporation or of companies in which the Corporation has an interest.

(V)      Related to Compensation
         -----------------------

(a)      Develop compensation philosophy and guidelines.

(b) Review and approve on behalf of the Board the compensation paid to officers of the Corporation. For purposes hereof, "compensation" includes inter alia: cash salary, incentive bonus, share purchase and share option awards, pension benefits, non-cash benefits (including insurance, discounts, and other perquisites) and shall also include any employment or termination contract.

(c) Review and approve corporate goals, objectives and business performance measures relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals, objectives and business performance measures, and set the Chief Executive Officer's compensation level based on this evaluation. Business performance measures shall include inter alia financial statement and market based measures, tested relative to plan, the previous year and competitors' organizations.

(d) Review and make recommendations to the Board with respect to incentive compensation plans and equity based plans and any amendments thereto.

(e) Review and approve, on behalf of the Board, salary ranges for all positions including Executive Management.

(f) Administer the stock option plan of the Corporation and to generally oversee the administration thereof.

(g) Review the annual report of senior management compensation for inclusion in the Corporation's Management Proxy Circular, in accordance with applicable rules and regulations.

(VI)     Related to Organization Plans, Succession Plans and Training
         ------------------------------------------------------------

(a) Review on an ongoing basis management's organization plans and essential elements of succession plans for Executive Management so as to ensure that successors have been identified and that their career development is appropriate in the context of the challenges facing the organization. To this end, the Committee should meet regularly with potential successors to all key positions and the Committee will address the retention of key successors. The Committee shall assure as well that the Chief Executive Officer and other top executive officers retire in accordance with the needs of the Corporation in order to facilitate leadership transition and the retention of the talent necessary to move into key positions on a timely basis.

(b)      Review regularly and approve on behalf of the Board the following:

         o    training, monitoring and development of senior officers;

         o    senior management organizations and reporting structure; and

         o contingency plans in the event of the disability of key executives.

(VII)    Other
         -----

(a) Review such other corporate governance, nominating, compensation and strategic planning committee functions customarily carried out by such committees as well as such other matters which may be referred to it by the Board from time to time.

(VIII)   Self Assessment
         ---------------

(a) The Committee shall review annually this Charter and any of the Committee's mandate and other documents used by the Committee in fulfilling its responsibilities

(b) The Committee shall assess annually the performance of the Committee and each of its members on an annual basis in accordance with performance assessment guidelines formulated by the Committee.


November 12, 2004

                                                               DOCUMENT NO. 2




MARCH 18, 2005







                                      2004
                          FINANCIAL STATEMENTS & NOTES

                           ACE AVIATION HOLDINGS INC.

PricewaterhouseCoopers LLP [Logo Omitted]
--------------------------------------------------------------------------------

                                             PricewaterhouseCoopers LLP
                                             Chartered Accountants
                                             1250 Rene-Levesque Boulevard West,
                                             Suite 2800
                                             Montreal, Quebec
                                             Canada  H3B 2G4
                                             Telephone +1 (514) 205 5000
                                             Facsimile +1 (514) 205-5675



March 17, 2005

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
ACE AVIATION HOLDINGS INC.

We have audited the consolidated statement of financial position of ACE Aviation Holdings Inc. (the "Successor") as at December 31, 2004 and the consolidated statement of operations, retained earnings and cash flows for the period from June 29, 2004, date of incorporation, to December 31, 2004. These financial statements are the responsibility of the Successor's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Successor as at December 31, 2004 and the results of its operations and the change in its cash flows for the period from June 29, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants


COMMENTS BY AUDITORS ON CANADIAN/UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Successor's consolidated financial statements, such as the changes described in Notes 4 and 25 to the consolidated financial statements. In addition, the auditors' report would emphasize in a separate paragraph certain matters regarding the financial statements such as those described in Notes 2, 3 and 5 to the consolidated financial statements. Accordingly, it should be noted that the Ontario Superior Court of Justice confirmed the consolidated plan of reorganization, compromise and arrangement of Air Canada and certain of its subsidiaries (the "Applicants") on August 23, 2004. Confirmation of the





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP [Logo Omitted]



Plan resulted in the settlement of all claims against the Applicants that arose before April 1, 2003 and substantially altered the rights and interests of equity security holders of Air Canada as provided for in the Plan. The Plan was substantially consummated on September 30, 2004 and the Predecessor emerged from creditor protection. In connection with Air Canada's emergence from creditor protection, creditors and shareholders received shares of ACE Aviation Holdings Inc., a newly formed holding company. As a result consolidated financial statements of ACE Aviation Holdings Inc. reflect a fresh start basis of accounting as of September 30, 2004 as described in Note 5 to the consolidated financial statements. Our report to the shareholders dated March 17, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or events in the auditor's report when the matters are properly accounted for and adequately disclosed in the financial statements.



/s/ PricewaterhouseCoopers LLP
Chartered Accountants

PricewaterhouseCoopers LLP [Logo Omitted]
--------------------------------------------------------------------------------

                                             PricewaterhouseCoopers LLP
                                             Chartered Accountants
                                             1250 Rene-Levesque Boulevard West,
                                             Suite 2800
                                             Montreal, Quebec
                                             Canada  H3B 2G4
                                             Telephone +1 (514) 205 5000
                                             Facsimile +1 (514) 205-5675

March 17, 2005

AUDITORS' REPORT

TO THE SHAREHOLDER
OF AIR CANADA

We have audited the consolidated statement of financial position of Air Canada. (the "Predecessor") as at December 31, 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the nine-month period ended September 30, 2004 and the year ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and the change in its cash flows for the nine-month period ended September 30, 2004 and the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.


ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)

------------------------------------------------------------------------------------------------------------------------------------
                                                                          |
                                                                          |
(in millions except per share figures            Successor Company - ACE  |
         - Canadian dollars)                           (note 3)           |      Predecessor Company - Air Canada (note 3)
                                          --------------------------------|---------------------------------------------------------
                                                          Period ended    |    Nine Months         Twelve Months
                                                          December 31     | ended September 30    ended December 31
                                                             2004         |      2004                  2003
                                                       -------------------|---------------------------------------
Operating revenues                                                        |
    Passenger                                             $       1,681   |   $     5,628         $     6,858
    Cargo                                                           151   |           405                 519
    Other                                                           230   |           805                 996
                                                       -------------------|---------------------------------------
                                                                  2,062   |        6,838               8,373
                                                       -------------------|---------------------------------------
                                                                          |
Operating expenses                                                        |
    Salaries, wages and benefits                                    596   |         1,989               2,828
    Aircraft fuel                                                   432   |         1,174               1,253
    Aircraft rent                                                   111   |           521               1,008
    Airport and navigation fees                                     198   |           616                 743
    Aircraft maintenance, materials and supplies                     78   |           265                 385
    Communications and information technology                        66   |           236                 390
    Food, beverages and supplies                                     76   |           264                 334
    Depreciation, amortization and obsolescence                      85   |           312                 366
    Commissions                                                      65   |           240                 273
    Other                                                           358   |         1,101               1,477
                                                       -------------------|---------------------------------------
                                                                  2,065   |         6,718               9,057
                                                       -------------------|---------------------------------------
                                                                          |
Operating income (loss) before reorganization                        (3)  |           120               (684)
    and restructuring items                                               |
                                                                          |
    Reorganization and restructuring items (note 6)                   -   |          (871)             (1,050)
                                                                          |
Non-operating income (expense)                                            |
    Interest income                                                  11   |             6                  25
    Interest expense                                                (60)  |          (169)               (115)
    Interest capitalized                                              2   |             -                   4
    Loss on sale of and provisions on assets (note 8)                 -   |           (75)               (168)
    Other                                                           (20)  |           (10)                (28)
                                                       -------------------|---------------------------------------
                                                                    (67)  |          (248)               (282)
                                                       -------------------|---------------------------------------
                                                                          |
Loss before foreign exchange on non-compromised                           |
  long-term monetary items and income taxes                         (70)  |          (999)             (2,016)
                                                                          |
Foreign exchange gain on long-term monetary items                    98   |           106                 137
                                                       -------------------|---------------------------------------
                                                                          |
Income (loss) before income taxes                                    28   |          (893)             (1,879)
                                                                          |
Recovery of (provision for) income taxes                            (13)  |            (2)                 12
                                                       -------------------|---------------------------------------
                                                                          |
Income (loss)                                             $          15   |          (895)             (1,867)
                                                       ===================|=======================================
                                                                          |
Plan of arrangement and fresh start reporting (note 5)                    |         6,042                  -

Retained earnings (deficit), beginning of period                      -   |        (5,147)             (3,280)
                                                       -------------------|---------------------------------------
                                                                          |
Retained earnings (deficit), end of period                $          15   |   $       -          $     (5,147)
                                                       ===================|=======================================
                                                                          |
Earnings (Loss) per share (note 20)                                       |
    - Basic                                               $        0.17   |   $     (7.45)       $     (15.53)
                                                       ===================|=======================================
    - Diluted                                             $        0.17   |   $     (7.45)       $     (15.53)
                                                       ===========================================================


The accompanying notes are an integral part of the consolidated financial statements.


ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  |
(in millions of Canadian dollars)                                        Successor Company - ACE  |   Predecessor Company - Air
                                                                               (note 3)           |           Canada
                                                                        --------------------------|---------------------------------
                                                                            December 31           |         December 31
                                                                        --------------------------|---------------------------------
                                                                                2004              |            2003
                                                                        --------------------------|---------------------------------
ASSETS                                                                                            |
Current                                                                                           |
    Cash and cash equivalents                                                $      1,632         |      $     670
    Restricted cash (note 4)                                                          118         |            157
    Accounts receivable                                                               547         |            502
    Spare parts, materials and supplies                                               237         |            211
    Prepaid expenses                                                                  161         |            171
                                                                                                  |
                                                                                                  |
                                                                        --------------------------|--------------------------------
                                                                                    2,695         |          1,711
                                                                                                  |
Property and equipment (note 8)                                                     3,696         |          1,700
                                                                                                  |
Deferred charges (note 9)                                                             167         |          2,340
                                                                                                  |
Goodwill                                                                               -          |            510
                                                                                                  |
Intangible assets (note 10)                                                         2,691         |            164
                                                                                                  |
                                                                                                  |
Other assets  (note 11)                                                               137         |            485
                                                                        --------------------------|--------------------------------
                                                                               $    9,386         |      $   6,910
                                                                        ==========================|================================
LIABILITIES                                                                                       |
                                                                                                  |
 Current                                                                                          |
   Accounts payable and accrued liabilities                                    $    1,197         |      $   1,508
   Advance ticket sales and loyalty program deferred revenues                       1,076         |            721
   Current portion of long-term debt and capital lease                                            |
     obligations (note 12)                                                            218         |            173
                                                                        --------------------------|--------------------------------
                                                                                    2,491         |          2,402
                                                                                                  |
 Long-term debt and capital lease obligations (note 12)                             2,328         |            332
                                                                                                  |
 Convertible preferred shares (note 19)                                               132         |            -
                                                                                                  |
 Future income taxes (note 14)                                                        243         |             11
                                                                                                  |
 Pension and other benefit liabilities (note 15)                                    2,344         |            964
                                                                                                  |
 Other long-term liabilities (note 16)                                              1,645         |          1,216
                                                                                                  |
 Deferred credits (note 17)                                                            -          |            827
                                                                        --------------------------|--------------------------------
                                                                                    9,183         |          5,752
                                                                                                  |
 Liabilities subject to compromise (note 13)                                           -          |          5,313
                                                                        --------------------------|--------------------------------
                                                                                    9,183         |         11,065
                                                                        --------------------------|--------------------------------
 Commitments (note 22) and Contingencies, Guarantees                                              |
    and Indemnities (note 24)                                                                     |
                                                                                                  |
SHAREHOLDERS'  EQUITY                                                                             |
                                                                                                  |
Share capital and other equity (note 19)                                              187         |            967
                                                                                                  |
Contributed surplus                                                                     1         |             25
                                                                                                  |
Retained earnings (deficit)                                                            15         |         (5,147)
                                                                        --------------------------|--------------------------------
                                                                                      203         |         (4,155)
                                                                        --------------------------|--------------------------------
                                                                                                  |
                                                                               $    9,386         |      $   6,910
                                                                        ==========================================================

The accompanying notes are an integral part of the consolidated financial statements.


On behalf of the Board of Directors


/s/ ROBERT A. MILTON                        /s/ DAVID I. RICHARDSON
------------------------------------        ------------------------------------
    Robert A. Milton                            David I. Richardson
    Chairman, President and                     Chairman of the Audit,
    Chief Executive Officer                     Finance and Risk Committee


ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
------------------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)                                                        |
                                                                                         |
                                                                        Successor Company|      Predecessor Company - Air Canada
                                                                        -----------------|------------------------------------------
                                                                          Period ended   |       Nine Months         Twelve Months
                                                                          December 31    |    ended September 30   ended December 31
Cash flows from (used for)                                                   2004        |          2004                2003
                                                                        -----------------|------------------------------------------
Operating                                                                                |
    Income (loss) for the period                                             $      15   |        $      (895)       $      (1,867)
                                                                                         |
    Adjustments to reconcile to net cash provided by operations                          |
                                                                                         |
      Reorganization and restructuring items (note 6)                                -   |                786                  986
      Depreciation, amortization and obsolescence                                   85   |                312                  366
      Loss on sale of and provisions on assets (note 8)                              -   |                 75                  168
      Foreign exchange                                                             (98)  |               (106)                (137)
      Future income taxes                                                           11   |                 (5)                 (19)
      Employee future benefit funding less than expense                            (52)  |                 98                  204
      Decrease (increase) in accounts receivable                                   269   |               (191)                 183
      Decrease (increase) in spare parts, materials and supplies                   (30)  |                  -                   55
      Increase (decrease) in accounts payable and accrued liabilities             (256)  |                 34                   50
      Increase (decrease) in advance ticket sales, net of restricted                     |
        cash                                                                      (103)  |                196                  (71)
      Aircraft lease payments (in excess of) less than rent expense                (14)  |                (31)                 363
      Other                                                                         61   |                 87                 (142)
                                                                        -----------------|------------------------------------------
    Cash flows from (used for) operating activities before under noted                   |
      items                                                                       (112)  |                360                  139
    Settlement of lease obligations (note 2)                                      (290)  |                  -                    -
    Rebate on lease settlement                                                      33   |                  -                    -
    Payment of restructuring obligation (note 2)                                   (45)  |                  -                    -
    Fees conditional on emergence                                                  (12)  |                  -                    -
                                                                        -----------------|------------------------------------------
                                                                                  (426)  |                360                  139
                                                                        -----------------|------------------------------------------
Financing                                                                                |
    GE DIP financing                                                              (300)  |                300                    -
    Drawdown of Exit Financing                                                     527   |                  -                    -
    Aircraft related borrowings                                                      -   |                233                    -
    Credit facility borrowings                                                       -   |                 80                  315
    Reduction of long-term debt and capital lease obligations                      (67)  |               (358)                (240)
    Preferred shares issued to Cerberus for cash                                   238   |                  -                    -
    Shares issued for cash under Rights Offering                                   852   |                  -                    -
    Issue of share capital (note 19)                                                 1   |                  -                    -
    DIP financing fees                                                               -   |                  -                  (62)
    Other                                                                            -   |                 (2)                   9
                                                                        -----------------|------------------------------------------
                                                                                 1,251   |                253                   22
                                                                        -----------------|------------------------------------------
                                                                                         |
Investing                                                                                |
    Additions to property and equipment                                           (129)  |               (328)                 (96)
    Proceeds from sale of assets                                                     -   |                  2                   45
    Investments and advances                                                         -   |                  -                    2
    Cash collaterization of lines of credit (note 2)                               (21)  |                  -                    -
                                                                       ------------------|-----------------------------------------
                                                                                  (150)  |               (326)                 (49)
                                                                        -----------------|------------------------------------------
                                                                                         |
Increase (decrease) in cash and cash equivalents                                   675   |                287                  112
                                                                                         |
Cash and cash equivalents, beginning of period                                       -   |                670                  558
                                                                                         |
Cash and cash equivalents transferred                                                    |
  to the Successor Company                                                         957   |               (957)                   -
                                                                        -----------------|------------------------------------------
Cash and cash equivalents, end of period                                    $    1,632   |        $        -         $         670
                                                                                         |
                                                                        ------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(currencies in millions - Canadian dollars)


1.       NATURE OF OPERATIONS

ACE Aviation Holdings Inc. ("ACE") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") as further described in note 2. From the date of incorporation until the implementation of the plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows.

In accordance with the implementation of the Plan involving Air Canada, as the predecessor company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. Reference to "Corporation" in these consolidated financial statements and notes thereto refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself. As part of the Plan, in addition to Aeroplan Limited Partnership ("Aeroplan"), Jazz Air Inc. ("Jazz"), Destina.ca Inc. ("Destina") and Touram Inc. ("Air Canada Vacations"), which were already established as separate legal entities, Air Canada Technical Services ("ACTS"), Air Canada Cargo, Air Canada Groundhandling and AC Online were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership.

The Corporation's businesses on a consolidated basis are operated through four reporting segments which include:

TRANSPORTATION SERVICES

Transportation services includes the Corporation's principal passenger and cargo transportation services covering Air Canada and related ancillary services, and effective September 30, 2004, the Corporation records the transportation revenues earned on Jazz operations and the fees related to Jazz operations as provided for under a capacity purchase agreement.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as Canada-International markets. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance which is the world's largest airline network.

Destina and AC Online manage Air Canada's commercial web sites in addition to operating an online travel site offering customers both air and non-air products.

Air Canada Vacations is a major Canadian tour operator providing vacation packages.

Air Canada and Air Canada Cargo provide air cargo services on domestic, transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and manages the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada continues to offer cargo services on its international passenger flights.

Air Canada Groundhandling provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include "above and below the wing" passenger and baggage handling services and ancillary services such as de-icing, ground support, and equipment maintenance.

LOYALTY PROGRAM

Aeroplan is a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Accumulated mileage may be redeemed for travel rewards or for goods and services from non-airline partners.

TECHNICAL SERVICES

ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.

REGIONAL OPERATIONS

Jazz is responsible for regional operations and provides service throughout Canada and to certain destinations in the United States under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004. Under the capacity purchase agreement, Jazz focuses on the operations and customer service and Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations. Under this agreement, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement. These inter-company transactions are eliminated in the consolidated financial statements.

Financial information on ACE operating segments is outlined in Note 21, Segment Information.

2.   THE PLAN AND OTHER RESTRUCTURING ARRANGEMENTS

THE PLAN

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Air Canada Vacations, Maple Leaf Holdings USA Inc. and Destina were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

On August 17, 2004, the creditors approved the Plan and on August 23, 2004, the Plan was confirmed pursuant to an order of the Court. The Plan was implemented through a series of steps which were completed on September 30, 2004 (except as to the winding up of Zip which occurred on October 1, 2004). Accordingly, on September 30, 2004, the Applicants emerged from CCAA and ACE became the parent company of Air Canada and its subsidiaries.

The confirmed Plan provided for the following:

     o A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following operating subsidiaries of ACE: Air Canada, Aeroplan, Jazz, Destina, Air Canada Vacations, ACTS, Air Canada Cargo, Air Canada Groundhandling and AC Online.

     o The affected unsecured creditors' claims were settled, compromised and released in exchange for 46,250,000 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). Additional information on the share capital of ACE is described in Note 19. In accordance with the Plan, 5,188,985 shares are being held in escrow pending resolution of disputed unsecured claims. Once claims are resolved, the disbursing agent will distribute the shares in accordance with the provisions of the Plan. None of these shares held in escrow will return to ACE or any of its subsidiaries.

     o All issued and outstanding options of Air Canada, including the conversion feature in the convertible subordinated debentures, and warrants were cancelled without payment or consideration.

     o Holders of Air Canada's Class A non-voting common shares received a nominal number of ACE Class A Variable Voting Shares and holders of Air Canada's common shares received a nominal number of ACE Class B Voting Shares representing approximately 0.01% of the fully diluted equity of ACE. In total, 10,104 shares were issued to the holders of Air Canada's common shares.

     o Air Canada's Class A Convertible Participating Non-Voting Convertible Preferred Shares (Series 1) were converted into Air Canada Redeemable Shares which were redeemed for an aggregate consideration of one dollar.

     o A comprehensive release in favour of the Applicants of all claims of Affected Unsecured Creditors based upon any matters up until September 30, 2004 other than certain categories of excluded claims (including affirmed contracts and claims arising from the supply of goods and services after the date of filing) as specified in the Plan and Sanction Order.

GLOBAL RESTRUCTURING AGREEMENT

All transactions contemplated by the Global Restructuring Agreement ("GRA") with General Electric Capital Corporation and its affiliates ("GECC") became effective on September 30, 2004.

Under the GRA, leases related to 106 operating, parked and undelivered aircraft were restructured resulting in a reduction of lease rates for 47 aircraft, termination of obligations for 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

Prior to filing for CCAA on April 1, 2003, the Predecessor Company had payment and purchase obligations in respect of two B747 aircraft with GECC. As a condition of the GRA, on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63, from GECC for an aggregate amount of $353. GECC provided financing in the amount of US$50, of which US$25 was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft. Terms and conditions of this loan are set out in note 12. The difference of $290 was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 has been classified as a cash flow used for the operating activities of ACE.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. The terms and conditions of this Exit Facility are set out in note 12. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21. This amount is recorded under other assets. The Corporation further paid an amount of $45 to GECC related to restructuring certain obligations with GECC. An amount of $37 has been allocated to certain ongoing lease arrangements and $8 to standby financing with GECC in the Successor Company. As a result of this payment, the warrants as outlined in the GRA were not issued.

RIGHTS OFFERING AND STANDBY PURCHASE AGREEMENT

As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the "Standby Purchase Agreement") entered into with Deutsche Bank Securities Inc. ("DB"), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 before fees of $13. DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights.

INVESTMENT AGREEMENT

In accordance with an investment agreement (the "Investment Agreement") with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, "Cerberus"), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 before expenses of $12. See note 19 for further details related to the Convertible Preferred Shares.

PENSION PLAN ARRANGEMENTS

 On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of its pension plan sponsors. See note 15 for further details on these notes.

3.       BASIS OF PRESENTATION

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company are not directly comparable. See note 5 for information related to fresh start reporting.

The consolidated balance sheet as of December 31, 2004 includes the accounts of the Successor Company. The consolidated balance sheet as of December 31, 2003 includes the accounts of the Predecessor Company. The consolidated statement of operations for the period from incorporation of ACE to December 31, 2004 reflects the operations of the Successor Company; the nine months ended September 30, 2004 and the year ended 2003 reflect the results of operations of the Predecessor Company. The consolidated statement of cash flow for the period from incorporation of ACE to December 31, 2004 reflects the cash flows of the Successor Company. The nine months ended September 30, 2004 and the year ended 2003 reflect the cash flows of the Predecessor Company.

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items. In addition, the consolidated balance sheet of the Predecessor Company distinguished between liabilities subject to compromise and post-filing liabilities. Liabilities subject to compromise were reported at the amounts expected to be allowed, even if they were settled for lesser amounts.

For the period April 1, 2003 to September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. The consolidated statement of financial position of the Predecessor Company distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise together with post-filing liabilities. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants. This information is presented in note 7.

4.   ACCOUNTING POLICIES

The financial statements of the Successor and Predecessor Companies are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). The accounting policies of ACE are consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and certain accounting policies as outlined below.

The consolidated financial statements of the Predecessor Company were prepared in accordance with Canadian GAAP on a going concern basis, which assumed that the Predecessor Company would be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future, with no adjustments made in the carrying amounts of the assets, liabilities, revenues and expenses.

a) BASIS OF VALUATION

With the application of fresh start reporting on September 30, 2004 by the Successor Company, all assets and liabilities, except for future income taxes, were reported at fair values as further described in note 5. Goodwill is not recorded under GAAP applicable to fresh start reporting. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

b) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CICA 1100, Generally Accepted Accounting Principles became effective January 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles as well as describes what constitutes GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

c) PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Predecessor Company and Successor Company. All intercompany balances and transactions are eliminated.

d) USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

e) AIR TRANSPORTATION REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules.
Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. As described further under Loyalty Program, beginning September 30, 2004, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles to customers, including Miles sold to loyalty program partners are recorded as passenger revenues at the time the Miles are redeemed for air travel. Redemptions for non-passenger services are included in other revenues.

The Corporation performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however these differences have historically not been material.

f) EMPLOYEE FUTURE BENEFITS

As a result of the application of fresh start reporting, pension and other future benefit obligations were adjusted to reflect the estimated net accrued benefit obligation at September 30, 2004. Thus, all unrecognized net actuarial losses, prior service costs, and net transition obligations of the Predecessor Company were eliminated.

The significant policies related to employee future benefits are as follows:

o The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

o A market-related value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight line basis over 4 years.

o Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date.

o Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

g) PROPERTY AND EQUIPMENT

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On the application of fresh start accounting effective September 30, 2004, the cost of property and equipment was adjusted to fair value in the Successor Company. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Regional aircraft and flight equipment are depreciated over 20 to 30 years, with 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 50 years on a straight line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground equipment is depreciated over 3 to 25 years (5 to 25 years in the Predecessor Company). Computer equipment is depreciated over 3 years (5 years in the Predecessor Company).

h) LOYALTY PROGRAM

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. These revenues amounted to $173 for the nine months ended September 30, 2004 ($177 for the twelve months ended December 31, 2003). Based on historical experience and current program policies the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight line basis over a period of 30 months in Other revenues. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

The current portion of loyalty program deferred revenues of $497 ($192 at December 31, 2003 as recorded under the previous accounting policy) are reported in Advance ticket sales and loyalty program deferred revenues. The determination of the current portion is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

i) INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

j) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Indefinite lived assets are also subject to annual impairment tests under GAAP. On the application of fresh start reporting, intangible assets have been reported at their estimated fair value. Any impairment would be recognized as an expense in the period of impairment.

Effective January 1, 2004, the Predecessor Company adopted the CICA accounting standard on impairment of long-lived assets which includes assets with a finite life. The Predecessor Company did not record any impairment loss as a direct result of the transition to the new standard.

k) FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Accounting Guideline 13 - Hedging Relationships (AcG 13) was adopted on January 1, 2004. The new guideline outlines criteria related to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting.

Concurrent with the adoption of AcG 13, Emerging Issues Committee ("EIC") Abstract 128 - Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments was also adopted. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. Under the Corporation's risk management policy, derivative financial instruments are used only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. Currency swaps for five Canadair Regional Jet operating leases with lease terminations in 2007 and for three Airbus A330 operating leases were in effect as of January 1, 2004. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $12 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter ended September 30, 2004, the swaps for three Airbus A330 operating leases were terminated, resulting in a gain of $2 recorded in reorganization and restructuring items of the Predecessor Company. During the nine months ended September 30, 2004, a loss of $5 was recorded in other non-operating income (expense) representing the amortization of the opening deferred credit and the change in the fair value of the remaining swaps. As a result of the application of fresh start reporting, the deferred credit has been eliminated. During the period ended December 31, 2004, ACE recorded a loss of $2 in non-operating income (expense) related to these swaps.

l) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Net gains of $81 are included in income in the Successor Company for the period ended December 31, 2004, of which a loss of $17 is included in Other non-operating expenses. Gains of $190 are included in income in the Predecessor Company for the nine months ended September 30, 2004, of which $84 is included in Reorganization and restructuring items (2003 $311, of which a loss of $9 is included in other non operating expenses and a gain of $183 is included in Reorganization and restructuring items). Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

m) CASH AND CASH EQUIVALENTS

Cash includes short-term investments of $1,557 (2003 $458). Short-term investments, comprised of bankers acceptances, bankers discount notes, and commercial paper may be liquidated promptly and have maturities of less than ninety days at the date of purchase. The weighted average interest rate on short-term investments as at December 31, 2004 is 2.6% (2003 2.9%).

n) RESTRICTED CASH

As at December 31, 2004, the Corporation has recorded $118 (2003 $157) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities. In addition, the Corporation has $32 (2003 $32) placed in a Directors' and Officers' Trust for the use of the Directors and Officers under certain circumstances which have been recorded in other assets (note 11).

o) SPARE PARTS, MATERIALS AND SUPPLIES

Spare parts, materials and supplies are valued at the lower of average cost and net realizable value. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value. Upon the application of fresh start accounting effective September 30, 2004, cost was adjusted to replacement cost in the Successor Company.

p) NON -TRANSPORTATION REVENUES

Non-transportation revenue includes certain loyalty program revenues, as described in note 4h, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Maintenance revenues are recognized in other revenues as services are performed. Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

q) MAINTENANCE AND REPAIRS

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

r) OTHER OPERATING EXPENSES

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, Aeroplan redemptions and other expenses. Expenses are recognized as incurred.

s) INTEREST CAPITALIZED

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates the assets are available for service.

t) STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan as described in note 18. The fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

u)       EMPLOYEE PROFIT SHARING PLAN

The Corporation has implemented an employee profit sharing plan which is calculated annually on full calendar year results and recorded in interim periods as a charge to salary and wage expense based on the estimated annual payment under the plan.

v)       INTANGIBLE ASSETS

As a result of the application of fresh start reporting, intangible assets were recorded at their estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

                                                         Estimated Useful Life
                                                         ---------------------
International route rights and slots                     Indefinite
Air Canada trade name                                    Indefinite
Aeroplan trade name                                      Indefinite
Other marketing based trade names                        Indefinite
Aeroplan contracts                                       25 years
Star Alliance membership                                 25 years
Other contract and customer based intangible assets      10 to 15 years
Technology based intangible assets                       1 to 25 years

w) DEFERRED FINANCING COSTS

Deferred financing costs are amortized on an effective interest basis over the term of the related obligation.

x) AIRCRAFT LEASE PAYMENTS IN EXCESS OF OR LESS THAN RENT EXPENSE

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement. As a result of the application of fresh start reporting, these deferred charges and amounts in other long-term liabilities were valued at nil, with the exception of the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC as described in Note 2 which is included in deferred charges.

For leases entered into prior to October 1999, the Predecessor Company accrued for any expected deficiency under a residual value guarantee if it was probable the Predecessor Company would have to make a payment based on the Corporation's expected use of the aircraft taking into consideration its ability to exercise any purchase or renewal options. On a prospective basis, regardless of when the lease was entered into, the Successor Company accrues for any expected deficiency under a residual value guarantee, regardless of whether the Corporation expects to exercise any purchase or renewal options. When there is an expected deficiency, the Corporation accrues the deficiency over the remaining lease term. Any accruals for residual value guarantees are included in other long-term liabilities.

y) CAPACITY PURCHASE AGREEMENTS

The Corporation has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Under these agreements, the Corporation is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the earned revenues in passenger revenue. During the quarter ended December 31, 2004, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $16 in the Successor Company and $46 in the Predecessor Company for the nine months ended September 30, 2004 ($58 for the year ended December 31, 2003). Operating expenses are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

z) FUTURE ACCOUNTING STANDARD CHANGES

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) is effective for periods beginning on or after November 1, 2004; as a result, ACE will be adopting this standard effective January 1, 2005. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Air Canada has entered into aircraft and engine lease transactions with several special purpose entities, referred to as variable interest entities under AcG 15. On adoption of AcG 15 the Corporation anticipates consolidating leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP as at December 31, 2004. In addition, the Corporation participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports. The Fuel Facilities Corporations operate on a cost recovery basis. Under AcG 15, the Corporation anticipates consolidating those Fuel Facilities Corporations where the Corporation uses more than 50% of the services of the Fuel Facilities Corporation.

A summary of the anticipated impact on the consolidated balance sheet of ACE of consolidating the variable interest entities as noted as at January 1, 2005 is as follows:

                                     Aircraft and engines       Fuel Facilities           Total
                                     -------------------------------------------------------------

Property and equipment                   $     1,304              $      113          $     1,417
Deposits and other assets, net                    57              $       -           $        57

Current portion - Long-term debt                  77                       -                   77
Long-term debt                                 1,179                      51                1,230
Minority interest                                170                       8                  178
Other liabilities, net                          (158)                      2                 (156)
                                     -------------------------------------------------------------
                                               1,268                      61                1,329
                                    --------------------------------------------------------------

Credit to retained earnings              $        93              $       52          $      145
                                    ==============================================================


FINANCIAL INSTRUMENTS AND HEDGES

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and are applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the consequences for the Corporation.

5. FRESH START REPORTING

ACE applied fresh start reporting on September 30, 2004. As a result, all consolidated assets and liabilities of the Successor Company have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700, net of contributed surplus of $175 was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186. Fresh start values reported in Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 and an increase to liabilities of $79, resulting in an increase to Shareholders' Equity of $797.


                                           Air Canada
                                           Predecessor                                                              ACE Successor
                                            Company -                                             Equity and Other     Company -
                                          September 30,        Plan of           Fresh Start         Financing       September 30,
                                              2004          Arrangement (a)     Reporting (f)       Transactions        2004
                                          --------------   ----------------    ---------------   -----------------   ---------------

ASSETS

Current assets
   Cash and cash equivalents                $       957      $         -         $        -         $    227 (b)     $   1,939
                                                                                                         852 (c)
                                                                                                         238 (d)
                                                                                                        (335)(e)
   Restricted cash                                   62                -                  -                -                62
   Accounts receivable                              723                -                  -                -               723
   Spare parts, materials and supplies              190                -                 11                -               201
   Prepaid expenses                                 129                -                 10                -               139
                                          --------------   ----------------    ---------------   -----------------   ---------------
                                                  2,061                -                 21              982             3,064

Property and equipment                            3,749                -               (149)              64             3,664

Deferred charges                                  3,175                -             (3,033)              19               161

Goodwill                                            510                -               (510)               -                 -

Intangible assets                                   158                -              2,561                -             2,719

Other assets                                        443                -              (343)                -               100
                                          --------------   ----------------    ---------------   -----------------   ---------------
TOTAL ASSETS                                  $  10,096      $         -         $  (1,453)         $  1,065         $   9,708
                                          --------------   ----------------    ---------------   -----------------   ---------------

LIABILITIES

Liabilities not subject to compromise

  Current liabilities
   Accounts payable and accrued
   liabilities                                $   1,199      $         -         $     112          $      -         $   1,311
   Advance ticket sales and loyalty
   program deferred revenues                        861                -               268                 -             1,129
   Current portion of long-term debt
   and capital lease obligations                    558                -              (319)                -               239
                                          --------------   ----------------    ---------------   -----------------   ---------------
                                                  2,618                -                61                 -             2,679

  Long-term debt and capital lease
  obligations                                     1,425                -               789               303             2,517

  Convertible preferred shares                        -                                                  127               127

  Future income taxes (h)                             8                -               235                 -               243

  Pension and other benefit
  liabilities (g)                                 1,072                              1,296                               2,368

  Other long-term liabilities                     1,284                -               304                               1,588

  Deferred credits                                  758                -              (424)            (334)                 -
                                          --------------   ----------------    ---------------   -----------------   ---------------
                                                  7,165                -             2,261                96             9,522

Liabilities subject to compromise (i)             7,981           (7,981)                -                 -                 -

                                          --------------   ----------------    ---------------   -----------------   ---------------
                                                 15,146           (7,981)            2,261                96             9,522
                                          --------------   ----------------    ---------------   -----------------   ---------------
SHAREHOLDERS'  EQUITY

Share capital and other equity                      967              925            (2,525)              852               186
                                                                    (125)                                117
                                                                     (25)                -

Contributed surplus                                  25              150              (175)                -                 -
                                                                                                                             -
Deficit                                          (6,042)           7,056            (1,014)                -                 -

                                          --------------   ----------------    ---------------   -----------------   ---------------
                                                 (5,050)           7,981            (3,714)              969               186
                                          --------------   ----------------    ---------------   -----------------   ---------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                        $  10,096      $         -         $  (1,453)         $  1,065         $   9,708
                                          --------------   ----------------    ---------------   -----------------   ---------------

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 2:
     a)   Implementation of the Plan.
     b)   Implementation of the Exit Facility under the GRA.
     c) Issuance of shares for cash under the Rights Offering and the Standby Purchase Agreement. d) Issuance of Convertible Preferred Shares for cash under the Investment Agreement.
     e) Implementation, under the GRA, of the purchase of two B747 aircraft with GECC and the payment of $45 to GECC related to restructuring certain obligations with GECC.
     f)   Comprehensive revaluation of assets and liabilities.
     g) The effect of the issuance of the subordinated security promissory notes described in note 15 is also included within the fair value of the obligation for pension benefits as at September 30, 2004.
     h) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles with a fair value of approximately $1,431, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.
     i) Liabilities subject to compromise as accrued by the Applicants totaled $7,981. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

6.     REORGANIZATION AND RESTRUCTURING ITEMS

Cash expenditures related to reorganization and restructuring items for the nine months ended September 30, 2004 amounted to $85 ($64 for the year ended December 31, 2003) and relate mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company.

                                                              Nine Months Ended
                                                             September 30, 2004             2003 (1)
                                                          ==============================================

Repudiated and renegotiated leases and contracts (a)          $   529                    $    550

Labour related items (b)                                          279                         195

Foreign exchange adjustments on compromised debt                  (84)                       (183)

Professional fees                                                 158                          57

Interest income on accumulated cash (c)                           (17)                        (14)

Residual value guarantees (d)                                       -                         223

Other                                                               6                         222

                                                          ----------------------------------------------
 Reorganization and restructuring items, net                  $   871                    $  1,050
                                                          ==============================================

(1)   Since filing for creditor protection on April 1, 2003

a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items of $279 during the nine months ended September 30, 2004 include voluntary and involuntary severance programs accruals of $117 as well as $162 of amortization on the estimated compromised claim related to the Predecessor Company's employee groups. Labour related items of $195 recorded during the year ended December 31, 2003 are summarized as follows:

     o A pension curtailment charge of $128 as a result of the Corporation's review of the impact of the reduction in the level of employees on the expected average remaining service life of the employees as part of the CCAA restructuring program on its pension liability and expense;
     o An accrual related to accepted voluntary separation program ("VSP") offers of $44;
     o An accrual of $80 for contractual termination benefits and the cost of involuntary separation payments;
     o The reversal of previously accrued bonus payments of $32 that are no longer payable as a result of the ratified labour agreements; and
     o A reduction of $20 to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements, as well as a reduction of $5 related to other labour-related programs.

An involuntary severance program pertaining to the Predecessor and Successor Company's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2005.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July 2004. The modifications to certain collective agreements include VSP's. For those VSP's which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately an additional $69 and will be recorded as a liability and a salary and wage expense as the affected employees accept the offer.

Refer to Note 16 Other long-term liabilities for additional information on these and other labour related restructuring provisions.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

d) As part of the restructuring, the Predecessor Company changed its previously planned use of certain B747-400 aircraft that are currently accounted for as operating leases entered into prior to October 1999. They were not expected to remain in active service beyond the end of 2004 and, as described in note 2 under "Global Restructuring Agreement", two of these aircraft have been acquired. As a result of the change in planned use, Management determined that there was a residual value guarantee deficiency of $223. This deficiency has been recorded as a charge to reorganization and restructuring items reflective of the diminished future use of the aircraft to the Corporation.

7.       CONDENSED COMBINED FINANCIAL STATEMENTS

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants of the Predecessor Company as at and for the period ended September 30, 2004 and December 31, 2003. Included in current assets are intercompany receivables with non-Applicants of $142. Included in current liabilities are intercompany payables with non-Applicants of $628. Included in other assets are long-term receivables of $205 from non-Applicants. Included in the Statement of Operations for the nine months ended September 30, 2004 are intercompany revenues of $301 and expenses of $184 with non-Applicants. The 2003 figures below relate only to the period since filing for CCAA on April 1, 2003.




Condensed Combined Statement of Operations
==================================================================================================
                                                                   Nine Months Ended
                                                           September 30          December 31
                                                       -------------------------------------------
                                                               2004                  2003
                                                       --------------------- ---------------------
    Operating revenues                                         $      6,581          $      5,929
    Operating expenses                                                6,596                 6,455
                                                       --------------------- ---------------------
    Operating loss before reorganization and
    restructuring items                                                (15)                 (526)
    Reorganization and restructuring items (note 6)                   (871)               (1,050)
    Net interest expense                                              (171)                  (38)
    Loss on sale of assets                                             (74)                 (145)
    Other non-operating income, including equity
    income of non-applicants                                           129                   158
                                                       --------------------- ---------------------
    Loss before foreign exchange on non-compromised
    long-term monetary items and income taxes                       (1,002)               (1,601)

    Foreign exchange on non-compromised long-term
    monetary items                                                     107                     5
                                                       --------------------- ---------------------
    Loss before income taxes                                          (895)               (1,596)
    Provision for income taxes                                           -                    (1)
                                                       --------------------- ---------------------
    Loss for the period                                        $      (895)          $    (1,597)
                                                       ===================== =====================


Condensed Combined Statement of Financial Position
==================================================================================================
                                                           September 30          December 31
                                                       --------------------- ---------------------
                                                               2004                  2003
                                                       --------------------- ---------------------
    ASSETS
    Current assets                                             $      2,184          $      1,489
    Property and equipment                                            3,713                 1,614
    Deferred charges                                                  3,175                 2,346
    Goodwill                                                            510                   510
    Intangible assets                                                   158                   164
    Other assets                                                      1,127                 1,256
                                                       --------------------- ---------------------
                                                               $     10,867          $      7,379
                                                       --------------------- ---------------------
    LIABILITIES
    Current liabilities                                        $      3,132          $      2,744
    Long-term debt and capital lease obligations                      1,425                   332
    Future income taxes                                                   8                    11
    Pension and other benefit liabilities                             1,072                   964
    Other long-term liabilities                                         514                   298
    Deferred credits                                                  1,266                 1,364
    Liabilities subject to compromise                                 7,990                 5,313

    SHAREHOLDERS' DEFICIENCY                                         (4,540)               (3,647)
                                                       --------------------- ---------------------
                                                               $     10,867          $      7,379
                                                       ===================== =====================


Condensed Combined Statement of Cash Flow
==================================================================================================
                                                                   Nine Months Ended
                                                           September 30          December 31
                                                       -------------------------------------------
                                                               2004                  2003
                                                       --------------------- ---------------------
    Net cash provided by operating activities                  $        320          $       208
    Financing                                                             -
    Drawdown on GE DIP financing                                        300                     -
    Credit facility borrowings                                           80                   315
    Aircraft related borrowings                                         233                     -

    Reduction of long-term debt and capital lease
    obligations                                                        (358)                 (171)
    DIP financing fees                                                    -                   (62)
    Other                                                                 -                   (6)
                                                       -------------------------------------------
                                                                        255                    76
                                                       -------------------------------------------

    Investing
    Additions to property and equipment                                (320)                  (36)
    Investments and advances                                              -                   (15)
    Proceeds from sale of assets                                          1                    35
                                                       -------------------------------------------
                                                                       (319)                  (16)
                                                       -------------------------------------------
    Increase (decrease) in cash and cash equivalents                    256                   268

    Cash and cash equivalents, beginning of period                      697                   429
                                                       -------------------------------------------
    Cash and cash equivalents, end of period                   $        953          $        697
                                                       ===========================================


8.       PROPERTY AND EQUIPMENT


                                                                           Successor Company  |   Predecessor
                                                                                              |     Company
                                                                              December 31,    |  December 31,
                                                                                  2004        |      2003
Cost                                                                                          |
    Flight equipment                                                         $   1,179        |    $   2,021
    Buildings and leasehold improvements                                           520        |          781
    Ground equipment and other                                                     176        |          477
    Computer equipment                                                               1        |           88
                                                                           -------------------|------------------
                                                                                 1,876        |        3,367
                                                                           -------------------|------------------
                                                                                              |
Accumulated depreciation and amortization                                                     |
    Flight equipment                                                                18        |       1,243
    Buildings & leasehold improvements                                              10        |          507
    Ground equipment and other                                                       5        |          297
    Computer equipment                                                               -        |           49
                                                                           -------------------|------------------
                                                                                    33        |        2,096
                                                                           -------------------|------------------
                                                                                              |
                                                                                 1,843        |        1,271
                                                                                              |
Capital leases, net of accumulated depreciation of $22 (2003 - $79) (a)          1,736        |          270
Purchase deposits                                                                  117        |          159
                                                                           -------------------|------------------
                                                                                              |
Property and equipment at net book value                                     $   3,696        |    $   1,700
                                                                           ======================================


In accordance with the application of fresh start reporting, the cost of property and equipment values was adjusted to estimated fair value at September 30, 2004 in the Successor Company.

         a) As a result of renegotiated lease terms, 35 leases previously classified as operating leases have been converted to capital leases, three leases previously classified as capital leases have been converted to operating leases, three aircraft have been returned and one aircraft under capital lease has been purchased. Included in capital leases are 35 aircraft (2003-seven) with a cost of $1,684 (2003- cost of $245) less accumulated depreciation of $20 (2003- $60) for a net book value of $ 1,664 (2003- $185), computer equipment with a cost of $28 (2003- cost of $50) less accumulated depreciation of $2 (2003- $17) for a net book value of $ 26 (2003- $33) and facilities with a cost of $46 (2003- cost of $54) less accumulated depreciation of nil (2003- $2) for a net book value of $46 (2003- $52)

Interest capitalized for the period ended December 31, 2004 amounted to $2 using the Corporation's weighted average interest rate. No interest was capitalized during the nine months ended September 30, 2004 by the Predecessor Company. In 2003, interest was capitalized prior to April 1, 2003 in the Predecessor Company and amounted to $4 using an average interest rate of 8%.

During the period ended December 31, 2004, the Successor Company recorded depreciation expense of $65 and during the nine months ended September 30, 2004, the Predecessor Company recorded depreciation expense of $259 (2003 - $286).

During the nine months ended September 30, 2004, the Predecessor Company recorded provisions of $75 relating mainly to non-operating aircraft, including $18 for spare parts. The provisions reflect the excess of net book value over fair value.

During the year ended December 31, 2003, the Predecessor Company recorded net provisions of $168 mainly related to the write down of non-operating aircraft, other investments and included $37 for spare parts.

During the nine months ended September 30, 2004, the Predecessor Company received a refund of $13 from the federal government relating to costs incurred for upgrading cockpit security.

As at December 31, 2004, flight equipment included 16 DC-9's (2003 - 18), three B747-200's (2003 - three), eight B767-200's (2003 - seven), three B737 (2003 -
three) and 27 F28 aircraft (2003 - 26) which are retired from active service with a net book value of $6 (2003 - $28) which approximates fair value.

As at December 31, 2004, one aircraft, with a net book value of $31 and an equivalent fair value, was held for sale. The sale was completed in January 2005.

9.    DEFERRED CHARGES


                                                                      Successor        |      Predecessor
                                                                       Company         |        Company
                                                                      December 31,     |      December 31,
                                                                        2004           |          2003
                                                                     ------------------|------------------
Aircraft lease payments in excess of rent expense (a)                 $  141           |        $   1,791
                                                                                       |
Financing costs                                                           26           |              67
                                                                                       |
Deficiency claims on renegotiated aircraft leased and contracts            -           |             448
                                                                                       |
Aircraft introduction costs                                                -           |              12
                                                                                       |
Other                                                                      -           |              22
                                                                     ------------------|------------------
Deferred charges                                                      $  167           |         $  2,340
                                                                     =====================================



a) The deferred charge related to aircraft lease payments in excess of rent expense represents the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC, less the net amortization recorded. This deferred charge is amortized to Aircraft rent over the term of the lease agreements.

10.      INTANGIBLE ASSETS

The fair value of the identifiable intangible assets of the Successor Company were based on valuation techniques for the purposes of financial reporting under the fresh start requirements as described in note 5.


                                                            Successor    |    Predecessor
                                                             Company     |      Company
                                                           December 31,  |   December 31,
                                                              2004       |      2003 (a)
                                                       ------------------| -----------------
                                                                         |
Indefinite life assets                                                   |
     International route rights and slots                $           688 |   $        84
     Air Canada trade name                                           628 |             -
     Aeroplan trade name                                             135 |             -
     Other marketing based trade names                               131 |             -
                                                       ------------------| -----------------
                                                                   1,582 |            84
                                                       ------------------| -----------------
                                                                         |
Finite life assets                                                       |
     Aeroplan contracts                                              499 |             -
     Star Alliance membership                                        246 |             -
     Other contract and customer based                               260 |             9
     Technology based                                                121 |           414
                                                       ------------------| -----------------
                                                                   1,126 |           423
Accumulated amortization                                                 |
     Aeroplan contracts                                               (3)|             -
     Star Alliance membership                                         (1)|             -
     Other contract and customer based                                (7)|             -
     Technology based                                                 (6)|          (343)
                                                       ------------------| -----------------
                                                                   1,109 |            80
                                                       ------------------| -----------------
                                                         $         2,691 |   $       164
                                                       ------------------ -----------------



a) Previously recorded in property and equipment and other asset categories before being reclassified to conform to the financial statement presentation adopted in the current period.

As a result of recognizing the benefit during the three months ended December 31, 2004 of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, intangible assets were reduced on a pro-rata basis by $11 during the period.

During the period ended December 31, 2004, the Successor Company recorded amortization expense of $17 and during the nine months ended September 30, 2004, the Predecessor Company recorded amortization expense of $39 (2003 - $63).

11.   OTHER ASSETS

                                                Successor   |   Predecessor
                                                Company     |    Company
                                               December 31, |   December 31,
                                                  2004      |      2003
                                                            |
Prepaid pension asset (note 15)                 $    -      |   $    375
                                                            |
Security and other deposits                         94      |         57
                                                            |
Directors' and Officers' Trust                      32      |         32
                                                            |
Other                                               11      |         21
                                                            |
                                           -----------------|------------
Other assets                                  $    137      |   $    485
                                           ===============================


The Directors' and Officers' Trust represents restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances.

12.   LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS


                                                                                                  Successor    |  Predecessor
                                                                                                   Company     |   Company
                                                                             Current Interest    December 31,  |  December 31,
                                                             Final Maturity       Rate (%)          2004       |     2003
                                                                                                               |
                                                                                                               |
GECC Exit Financing (a)                                          2011             6.88        $         540    |    $      -
                                                                                                               |
Air Canada - Lufthansa Cooperation Agreement (b)                 2009            6.495                   76    |          98
                                                                                                               |
GECC Limited Recourse Loan (c)                                   2005            6.306                   30    |           -
                                                                                                               |
GECC Loan (d)                                                    2015             8.47                   55    |          65
                                                                                                               |
Amex Financing (e)                                               2006             4.25                   43    |           -
                                                                                                               |
CIBC Financing                                                   2004             4.50                    -    |         105
                                                                                                               }
Other (f)                                                      2007-2019       4.55 - 6.85              232    |           -
                                                                                                               |
                                                                                             ------------------|-----------------
                                                                                                               |
                                                                                                        976    |         268
                                                                                             ------------------|-----------------
Capital lease obligations (g)                                  2004-2027           8.0                1,570    |         237
                                                                                             ------------------|-----------------
                                                                                                               |
                                                                                                      2,546    |         505
                                                                                                               |
Current portion                                                                                        (218)   |        (173)
                                                                                             ------------------|-----------------
                                                                                                               |
Long-term debt and capital lease obligations                                                  $       2,328    |    $    332
                                                                                             ===================================


For a discussion on the financing transactions effective upon implementation of the Plan, please refer to note 2.

Principal repayment requirements on long-term debt and capital lease obligations through to 2009 are as follows:

                                              2005          2006         2007         2008         2009
                                          ---------------------------------------------------------------

Long-term debt                               $  75         $  33       $  128       $  181       $  160

Capital lease principal obligations         $  143        $  144       $  180       $  180        $  87


a) Tranche A, a non-revolving term loan in the amount of US$425 or CDN equivalent, bears interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin is currently set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on earnings performance. The term is seven years with no principal payments required for the first three years. Equal quarterly principal payments are required for the four years thereafter. The loan may be prepaid at ACE's option early in 2005, upon the payment of a fee of 3%. The loan is secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries.

b) US$63 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

c) US$25 borrowing, secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and is accrued in arrears at the end of each LIBOR period. Prior to the maturity date of this loan, Air Canada will be required to apply the proceeds from the sale of the aircraft against the principal amount plus accrued interest. Air Canada completed a sales agreement with a third party in January 2005, resulting in the repayment of this borrowing.

d) US$46 borrowing maturing in 2015, with semi annual repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% prepayable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a carrying value of $73.

e) The Amex Financing requires monthly principal and interest payments over the term of the Canadian dollar loan which extends to January 5, 2006 and may be extended in six month intervals by mutual consent. Under the terms of the agreement, the facility is repaid as loyalty points are purchased and as amounts may be due to Air Canada or Aeroplan under various Amex agreements. The facility bears interest at the Bank of Montreal's prime lending rate (4.25% as at December 31, 2004) and is secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

f) Other includes mainly financings secured by two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (5.45% as at December 31, 2004).

g) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,570 ($94 and US$1,226). Future minimum lease payments are $2,348, which includes $778 of interest. Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 38 aircraft under lease of which 33 are accounted for as capital leases. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that the Corporation has obtained residual value support on lease expiry. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is US$871, of which US$818 relates to capital leases. This amount declines over time to nil upon lease expiry.

Interest paid on long-term debt and capital lease obligations was $38 during the period ended December 31, 2004. During the nine months ended September 30, 2004, the Predecessor Company paid interest expense of $131 (2003 $86).

13.       LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise refers to liabilities incurred by the Predecessor Company prior to the filing date that will be dealt with as claims under the CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts described in this note were the Predecessor Company's estimate of expected compromised claims as at December 31, 2003. The final amount related to accepted compromised claims may reflect material adjustments.

Details of long-term and subordinated perpetual debt and capital lease obligations subject to compromise are as follows:

                                                     Final       Interest Rate
                                                   Maturity          (%)

US dollar debt (i)                                2005-2011       2.1 - 10.25           $  890

Canadian dollar debt (ii)                         2004-2009       5.0 - 10.0               951

Euro debt (iii)                                   2005-2011      6.63 - 10.25              498

Japanese yen notes (iv)                             2007             1.9                    86

Convertible subordinated debentures (v)                                                    150

Subordinated perpetual debt (note vi)                                                    1,099
                                                                                ---------------

Long-term and subordinated perpetual debt                                                3,674

Aircraft leases, including capital lease obligations                                       871

Accounts payable, accrued liabilities, supplier
repudiation and other                                                                      768
                                                                                ---------------

                                                                                       $ 5,313
                                                                                ===============


The CCAA filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants ceased making payments of interest and principal on substantially all debt. As interest ceases to accrue on unsecured debt that is subject to compromise subsequent to the CCAA filings, interest expense was not reported on unsecured debt subject to compromise of the Applicants subsequent to April 1, 2003. Since the date of filing, interest expense on unsecured debt of approximately $179 would have been recorded had the CCAA filings not occurred.

i) As at December 31, 2003, compromised US dollar debt totalled US$689 and is comprised of the following:

   o US$115 borrowing maturing in 2005 redeemable on any interest payment date.

   o US$154 borrowing maturing in 2007 redeemable on any interest payment date.
   o US$51 borrowing maturing in 2008 redeemable in whole or in part any time, with an indemnity.
   o US$89 borrowing maturing in 2009 redeemable in whole or in part at any time.
   o US$280 borrowing maturing in 2011 redeemable in whole or in part at any time, with an indemnity.

ii) As at December 31, 2003, compromised Canadian dollar debt totalled $951 and is comprised of

    o   $175 borrowing maturing in 2004
    o   $250 borrowing maturing in 2006
    o $204 borrowing maturing in 2007 redeemable in whole or in part any time, with an indemnity.

      These borrowings have fixed rates of interest.

   o A committed and unsecured revolving credit facility at a floating interest rate with a group of financial institutions in Canada. As at December 31, 2003, the facility was fully drawn at $288.
   o Various other Canadian dollar denominated subsidiary debt totalling $34 at floating interest rates.

iii) As at December 31, 2003, compromised fixed rate Euro debt totalled 310 EUR and was comprised of the following:

   o 85 EUR borrowing maturing in 2011 redeemable in whole or in part any time, with an indemnity.
   o    130 EUR borrowing maturing in 2006.
   o    95 EUR borrowing maturing in 2005

iv) As at December 31, 2003, compromised Japanese yen debt was comprised of 7,143 JPY notes to be repaid in equal semi-annual instalments ending October 2007. The interest rate on the notes was reset in 2002 based on interest rate indices. These notes were redeemable in whole on any interest payment date.

v) In December 1999, the Predecessor Company issued $150 convertible subordinated debentures which had an annual interest rate of 7.25%, payable quarterly, and convertible at $16.00, at the holder's option, into Air Canada common shares and Class A non-voting common shares at any time up to and including maturity in December 2009. There were no principal payments until maturity in 2009. Under certain circumstances, the Predecessor Company could force conversion into common shares and Class A shares at any time following the seventh anniversary of the issue.

(vi) Details of the subordinated perpetual debt are as follows:


                                                                                             Predecessor
                                                                                               Company
                                                                                            December 31,
                                                                                                2003
34,000 Japanese yen at 2.60% until 2004
      Callable in 2004 and every fifth year thereafter at par                                  $    411

300 Swiss francs at 6.25%
      Callable in 2006 and every fifth year thereafter at 102% of par                               313

200 Swiss francs at 5.75%
      Callable at 102% of par in 2004 and every fifth year thereafter at 102% of par                209

102 Euro at 3.25%
      Callable in 2006 and every third year thereafter at par                                       166

                                                                                        ----------------
Subordinated perpetual debt                                                                    $  1,099
                                                                                        ================


The maturity of this subordinated perpetual debt was only upon the liquidation, if ever, of the Predecessor Company. Principal and interest payments on the debt were unsecured and were subordinated to the prior payment in full of all indebtedness for borrowed money.

14.       FUTURE INCOME TAXES

Significant components of the Corporation's future tax assets and liabilities as at December 31, 2004 are as follows:

                                                                        Successor |     Predecessor
                                                                          Company |         Company
                                                                     December 31, |    December 31,
                                                                             2004 |            2003
                                                               -------------------|------------------
Future tax assets                                                                 |
                                                                                  |
Non-capital loss carry forward                                          $     558 |        $      83
Deferred gains on sale and leaseback of assets                                  - |              255
Post-employment obligations                                                   775 |              203
Accounting provisions not currently deductible for tax                        242 |              423
Tax basis of fixed assets over book basis                                     396 |              414
Eligible capital expenditures                                                  40 |              196
Unearned revenues                                                             372 |              130
Unrealized foreign exchange losses                                              - |               61
Intangible assets                                                              81 |                -
Net other                                                                      62 |                -
                                                               -------------------|------------------
Total future tax assets                                                     2,526 |            1,765
                                                               -------------------|------------------
                                                                                  |
Future tax liabilities                                                            |
                                                                                  |
Intangible assets                                                             435 |                -
Book basis of fixed assets over tax basis                                       - |               55
Net other                                                                       - |               66
                                                               -------------------|------------------
Total future tax liabilities                                                  435 |              121
                                                               -------------------|------------------
Net future tax assets                                                       2,091 |            1,644
                                                               -------------------|------------------
                                                                                  |
Less valuation allowance                                                    2,334 |            1,655
                                                               -------------------|------------------
                                                                                  |
Net recorded future income tax liability                                $   (243) |        $    (11)
                                                               -------------------------------------



Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Corporation has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

It has been assumed that certain intangibles with a fair value of approximately $1,431, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense (recovery) is as follows:



                                                            Successor Company  |   Predecessor Company      Predecessor Company
                                                                 Period ended  |     Nine months ended      Twelve months ended
                                                                 December 31,  |         September 30,             December 31,
                                                                         2004  |                  2004                     2003
                                                          ---------------------|------------------------------------------------
Provision (recovery) based on combined federal and                             |
provincial tax rates                                                $      10  |         $       (304)           $         (675)
Non-taxable portion of capital gains                                      (3)  |                   (4)                      (40)
Large corporations tax                                                      2  |                     7                        5
Non-deductible expenses                                                     3  |                    14                       69
Effect of tax rate changes on future income taxes                           -  |                    (1)                     (57)
Effect of declining tax rates in future years                               -  |                     -                       61
Other                                                                       -  |                    (1)                      14
                                                          ---------------------|------------------------------------------------
                                                                               |
                                                                           12  |                  (289)                    (623)
                                                                               |
Valuation allowance - recovery offset                                       1  |                   291                      611
Valuation allowance - asset write-off                                       -  |                     -                        -
                                                          ---------------------|------------------------------------------------
                                                                            1  |                   291                      611
                                                                               |
Provision for (recovery of) income taxes                            $      13  |         $           2           $          (12)
                                                          ---------------------------------------------------------------------


Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:

                                                               Successor Company  | Predecessor Company       Predecessor Company
                                                                    Period ended  |   Nine months ended       Twelve months ended
                                                                    December 31,  |       September 30,              December 31,
                                                                            2004  |                2004                      2003
                                                             ---------------------|-----------------------------------------------|
                                                                                  |
Current tax expense                                                    $       2  |          $       7              $          5
                                                                                  |
Future income tax expense (recovery) relating to                                  |
temporary differences                                                         10  |               (296)                     (571)
                                                                                  |
Future income tax expense (recovery) from tax                                     |
rate changes                                                                   -  |                  -                       (57)
                                                                                  |
Valuation allowance                                                               |
                                                                               1  |                291                       611
                                                             ---------------------------------------------------------------------
                                                                                  |
Provision for (recovery of) income taxes                               $      13  |          $       2              $        (12)
                                                             ---------------------------------------------------------------------


Income taxes paid in 2004 by the Successor Company were less than $1. Income taxes paid in 2004 by the Predecessor Company were less than $1 (2003 $1).

The balances of tax attributes as at December 31, 2004, namely the balances of non capital loss carryforward, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:

Year of expiry      Tax losses
---------------------------------

     2005             $        6
     2006                      -
     2007                      4
     2008                      -
     2009                     82
     2010                    112
     2011                  1,368
                  ---------------
                      $    1,572
                  ===============


Bill C-33, a second Act to implement certain provisions of the Federal budget tabled in Parliament on March 23, 2004, passed third reading in the House of Commons on February 25, 2005. Hence, $49 of tax losses would expire in 2013 instead of 2010 and $1,368 of tax losses would expire in 2014 instead of 2011.

15.    PENSION AND OTHER BENEFIT LIABILITIES

The Corporation and its subsidiaries maintain several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees. The Corporation is the administrator and sponsoring employer of a number of pension plans registered under the Pension Benefits Standard Act, 1985 (Canada). In addition, the Corporation maintains a number of supplementary pension plans, which are not registered.

The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period. The other employee benefits consist of health, life and disability.

The measurement date used for financial reporting of the pension and other benefit obligations is December 31. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2004 and the next funding valuation will be as of January 1, 2005.

The accrued benefit liability is included in the balance sheet as follows:

                                              Successor    |    Predecessor
                                              Company      |    Company
                                              December 31, |    December 31,
                                                  2004     |        2003
                                                           |
Pension benefits                               $   1,563   |        $   19
Other employee future benefits                       875   |           581
                                          -----------------|---------------
                                                   2,438   |           600
Current portion                                       94   |            11
                                          -----------------|---------------
                                                   2,344   |           589
Pension asset recorded in other assets                 -   |           375
                                          -----------------|---------------
Pension and other benefit liabilities          $   2,344   |        $  964
                                          ================================


The current portion is included in Accounts payable and accrued liabilities.

Total cash payments made by the Predecessor Company were $196 (2003 - $185) for the pension and other benefits for 2004. The Successor Company made cash payments in the amount of $123 for the pension and other benefits for 2004. The cash payments with respect to the pension plans are estimated to be $259 for 2005.

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on managements best estimate assumptions on a going forward basis. The liability recorded is as follows:


                                                  Pension Benefits                    Other Benefits
                                               -----------------------------------------------------------------------------
                                               Successor |  Predecessor   Predecessor   Successor |  Predecessor   Predecessor
                                                Company  |   Company        Company      Company  |    Company       Company
                                               December  |  September       December     December |   September      December
                                               31, 2004  |   30, 2004      31, 2003      31, 2004 |   30, 2004       31, 2003
                                                         |                                        |
Change in benefit obligation                             |                                        |
                                                         |                                        |
Benefit obligation at beginning of period      $  10,783 |   $   10,873     $  9,850       $  866 |      $  819       $  673
Current service cost                                  46 |          139          167           23 |          69           71
Interest cost                                        163 |          468         624            13 |          40           46
Employees' contributions                              24 |           67         101             - |           -            -
Benefits paid                                       (133)|         (387)       (463)          (18)|         (53)         (57)
Plan amendments                                        - |            -          (9)            - |                       20
Increase (decrease) due to curtailment                 - |            -          67             - |                      (14)
Actuarial (gain) loss                                331 |         (370)        599           (34)|          (9)         103
Foreign exchange                                      (7)|           (7)        (63)           (8)|                      (23)
                                               ----------|----------------------------------------|---------------------------
Benefit obligation at end of period               11,207 |       10,783      10,873           842 |         866          819
                                               ----------|----------------------------------------|---------------------------
                                                         |                                        |
Change in plan assets                                    |                                        |
                                                         |                                        |
Fair value of plan assets at                             |                                        |
  beginning of period                              9,149 |        9,022       8,077            10 |          10           14
Actual return on plan assets                         533 |          301       1,233             1 |           -            1
Employer contributions                               106 |          151         133            17 |          45           52
Employees' contributions                              24 |           67         101             - |           -            -
Benefits paid                                       (133)|         (387)       (463)          (18)|         (45)         (57)
Foreign exchange                                      (6)|           (5)        (59)            - |           -            -
                                               ----------|----------------------------------------|---------------------------
Fair value of plan assets at end of period         9,673 |        9,149       9,022            10 |          10           10
                                               ----------|----------------------------------------|---------------------------
                                                         |                                        |
Deficit at end of period                           1,534 |        1,634       1,851           832 |         856          809
Unrecognized net transition obligation                 - |            -           7             - |           -            -
Unrecognized past service cost                         - |         (605)       (672)            - |         (30)         (35)
Unrecognized net actuarial (gain) loss                29 |         (957)     (1,167)           43 |        (190)        (193)
                                               ----------|----------------------------------------|---------------------------
Net benefit obligation                             1,563 |           72          19           875 |         636          581
                                                         |                                        |
Current portion                                       82 |            -           -            12 |          12           11
                                                         |                                        |
                                               ----------|----------------------------------------|---------------------------
Pension and other benefits liability           $   1,481 |   $       72     $    19        $  863 |      $  624       $  570
                                                         |                                        |
                                               ==========|========================================|===========================
                                                         |                                        |
Weighted average assumptions used to determine the       |                                        |
accrued benefit liability                                |                                        |
                                                         |                                        |
                                                         |                                        |
Discount rate                                       5.75%|         6.00%       6.00%   4.75%-5.75%|        6.00%        6.00%
Rate of compensation increase                       4.00%|         4.00%       4.00%              |



On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its ten Canadian defined benefit registered pension plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as reflected in the Successor Company's balance sheet.

Plan assets consist of the following:

                                           Percentage of plan assets
                                 Successor   |     Predecessor         Target
                                December 31, |     December 31,      Allocation
                                   2004      |        2003
                                             |
Equity securities                   64.8%    |         64.8%            65.0%
Bonds and mortgages                 33.1%    |         32.9%            35.0%
Real estate                          0.2%    |          0.3%             0.0%
Short-term and Other                 1.9%    |          2.0%             0.0%
                              ---------------|--------------------------------
Total                              100.0%    |        100.0%           100.0%
                              ===============================================


For the Domestic Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

   o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

   o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated A or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the company, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The Corporation has recorded net defined benefit pension and other employee future benefits expense as follows:


                                                                       Pension Benefits
                                                     -----------------------------------------------------
                                                        Successor      |  Predecessor      Predecessor
                                                         Company       |    Company          Company
                                                       December 31,    | September 30,     December 31,
                                                           2004        |     2004              2003
                                                                       |
COMPONENTS OF NET PERIODIC PENSION COST                                |
                                                                       |
Current service cost                                         $     46  |       $     139         $    167
Interest cost                                                     163  |             468              624
Actual return on plan assets                                     (533) |            (301)          (1,233)
Actuarial loss (gain) on benefit obligation                       331  |            (370)             602
Plan amendments                                                     -  |               -              (9)
Curtailment loss (gain)                                             -  |               -              128
                                                     ------------------|----------------------------------
Costs arising in the period                                         7  |             (64)             279
                                                                       |
Differences between costs arising in the period and                    |
costs recognized in the period in respect of:                          |
   Return on plan assets                                          360  |            (186)             592
   Actuarial loss (gain)                                         (331) |             390             (590)
   Plan amendments/prior service cost                               -  |              67              105
   Transitional obligation (asset)                                  -  |             (6)             (21)
Negative balances due to limit                                      -  |               4               -
                                                     ------------------|----------------------------------
NET PERIODIC PENSION COST RECOGNIZED                         $     36  |       $     205         $    375
                                                     ------------------|----------------------------------
                                                                       |
Weighted average assumptions used to determine                         |
pension costs                                                          |
                                                                       |
Discount rate                                                    6.00% |            6.00%           6.50%
Expected long term rate of return on plan assets                 7.50% |            7.50%           7.50%
Rate of compensation increase                                    4.00% |            4.00%           4.25%


[table contnued]


                                                                          Other Benefits
                                                     --------------------------------------------------------
                                                        Successor      |       Predecessor       Predecessor
                                                         Company       |    Company September      Company
                                                       December 31,    |         30, 2004        December 31,
                                                           2004        |                             2003
                                                                       |
COMPONENTS OF NET PERIODIC PENSION COST                                |
                                                                       |
Current service cost                                     $     23      |      $      69         $     71
Interest cost                                                  13      |             40               46
Actual return on plan assets                                   (1)     |              -               (1)
Actuarial loss (gain) on benefit obligation                   (34)     |             (9)             103
Plan amendments                                                 -      |              -               20
Curtailment loss (gain)                                         -      |              -                1
                                                     ------------------|-------------------------------------
Costs arising in the period                                     1      |            100              240
                                                                       |
Differences between costs arising in the period and                    |
costs recognized in the period in respect of:                          |
   Return on plan assets                                        -      |              -                1
   Actuarial loss (gain)                                       34      |             20              (96)
   Plan amendments/prior service cost                           -      |              5              (14)
   Transitional obligation (asset)                              -      |              -                -
Negative balances due to limit                                 10      |              -                -
                                                     ------------------|-------------------------------------
NET PERIODIC PENSION COST RECOGNIZED                     $     35      |      $     125         $    131
                                                     ------------------|-------------------------------------
                                                                       |
Weighted average assumptions used to determine                         |
pension costs                                                          |
                                                                       |
Discount rate                                          4.75%-5.75%     |          6.00%            6.00%
Expected long term rate of return on plan assets             7.50%     |          7.50%            8.00%
Rate of compensation increase


The expense for the defined contribution plan recorded by the Predecessor Company is $3 (2003 $5). The expense for the defined contribution plan recorded by the Successor Company is $1.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 (2003 10%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $13. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 and the obligation by $17.

16.   OTHER LONG-TERM LIABILITIES

                                                                   Successor   |      Predecessor
                                                                    Company    |        Company
                                                                  December 31, |      December 31,
                                                                      2004     |          2003

Loyalty program deferred revenues (note 4h) (a)                 $   1,102      |     $     541
                                                                               |
Unfavourable contract liability on aircraft leases (b)                290      |             -
                                                                               |
Long-term employee liabilities (c)                                    130      |            69
                                                                               |
Aircraft rent in excess of lease payments                              33      |           537
                                                                               |
Other                                                                  90      |            69
                                                                               |
                                                           --------------------|--------------
Other long-term liabilities                                     $   1,645      |     $   1,216
                                                           ====================================


a) The current portion of loyalty program deferred revenues of $497 are reported in Advance ticket sales and loyalty program deferred revenues.

b) As a result of fresh start reporting, the Successor Company fair valued all aircraft lease arrangements. The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents.

c) The following table outlines the changes to the labour related provisions which include those related to restructuring:


                                                          |
                                     Successor Company    |               Predecessor Company
                                                          |
                                       Period ended       |     Nine months ended       12 months ended
                                    December 31, 2004     |    September 30, 2004      December 31, 2003
                                    ----------------------|---------------------------------------------
                                                          |
Beginning of period                       $       198     |       $      121              $      37
                                                          |
Charges recorded                                    2     |              117                    124
                                                          |
Amounts disbursed                                  (8)    |              (40)                   (40)
                                                          |
                                    ----------------------|----------------------------------------------
End of period                             $       192     |       $      198              $     121
                                                          |
Current portion                                    62     |               68                     52
                                                          |
                                    ----------------------|----------------------------------------------
Long-term employee liabilities            $       130     |       $      130              $      69
                                    =====================================================================


The current portion is included in Accounts payable and accrued liabilities.

17.       DEFERRED CREDITS


                                                               Successor     |     Predecessor
                                                                Company      |       Company
                                                              December 31,   |    December 31,
                                                                  2004       |        2003
                                                                             |
Gain on sale and leaseback of assets                         $         -     |      $    761
                                                                             |
Contributions received in exchange for extensions                            |
of commercial agreements                                               -     |            64
                                                                             |
Other                                                                  -     |             2
                                                                             |
                                                            -----------------|--------------------
Deferred credits                                             $         -     |      $    827
                                                            =====================================

18.     STOCK BASED COMPENSATION

Pursuant to the Plan, a stock option plan of ACE has been established as an on-going program and will comprise a maximum of 5% of the fully diluted equity of ACE as at September 30, 2004 (approximately 5,000,000 shares). On October 3, 2004, options to purchase 3,027,509 shares were granted pursuant to the Plan at an exercise price of $20 per share. Participation in the plan will be limited to employees holding positions that, in view of the Board of Directors of ACE or a committee selected by the Board, that have a significant impact on ACE's long-term results.

A summary of the Companys stock option plan and activity is as follows:

                               Successor Company
                          ----------------------------
                           Shares (000)    Exercise
                                             price
                          ----------------------------

Common Shares
--------------
June 29, 2004                        -       $      -
Granted                          3,028          20.00
Exercised                            -              -
Forfeited                            -              -
                          ----------------------------
December 31, 2004                3,028       $  20.00

                          ============================


The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. No options are exercisable before the expiry of one year following October 3, 2004. Fifty percent of all options vest over four years. The remaining options will vest based upon performance conditions. All options expire after seven years. When options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

The fair value of options granted in 2004 was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:
(i) risk-free interest rate of 3.90%, (ii) expected option life of 4.5 years,
(iii) expected volatility of 51.59% and (iv) expected dividends of 0%. The aggregated fair value of options issued during the period ended December 31, 2004 was $23. The weighted average fair value per option granted was $7.73. The charge to compensation expense during the period ended December 31, 2004 for stock options issued by the Successor Corporation is $1. None of the options issued can be exercised prior to October 3, 2005.

PREDECESSOR COMPANY

The details of the Predecessor Company's stock option plan, under which eligible employees were granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting, are as follows:


Stock Option Plan
------------------------------------------

                      Weighted Average                     Outstanding                   Exercisable
      Total              Remaining           Range of    Weighted Average    Total     Weighted Average
   Outstanding        Contractual Life    Exercise Price  Exercise Price  Exercisable   Exercise Price    Expiry Dates
                          (Years)

Common
             1,849           5            $4.73 - $6.99       $6.21             1,773       $6.21          2004 - 2012
             2,782           7            $7.00 - $9.99       $8.73             1,579       $8.62          2005 - 2011
             2,294           6           $10.00 - $12.99      $10.57            1,824       $10.70         2008 - 2010
               375           6           $13.00 - $19.67      $16.05              282       $16.05            2010
-------------------                                      ------------------------------------------------
             7,300                                             $9.05            5,458       $8.91
===================                                      ================================================


Class A Non-Voting
               714           6            $1.54 - $4.99       $4.14               427       $4.52          2006 - 2013
               430           5            $5.00 - $6.99       $5.62               393       $5.67          2004 - 2011
               841           6            $7.00 - $7.99       $7.25               525       $7.28          2005 - 2011
               331           5            $8.00 - $12.49      $11.10              302       $11.27         2008 -2010
-------------------                                      ------------------------------------------------
             2,316                                            $6.54             1,647       $6.91
===================                                      ================================================



A summary of option activities for the Predecessor Company is as follows:


                                           2004                          2003
                                 -------------------------   --------------------------
                                                 Weighted                    Weighted
                                                 average                     average
                                 Shares (000)  share price   Shares (000)  share price
                                 ------------------------------------------------------

Common Shares
----------------------
Beginning of period                  7,300     $     9.05           7,451   $  9.07
Granted                                  -              -               -         -
Exercised                                -              -              (6)     2.79
Forfeited                           (7,300)             -            (145)    10.27
                                 -------------------------     ------------------------
End of period                            -     $        -           7,300   $  9.05
                                 =========================     ========================
Class A Shares
----------------------
Beginning of period                  2,316     $     6.54           2,334   $  6.57
Granted                                  -              -              50      1.54
Exercised                                -              -               -         -
Forfeited                           (2,316)             -             (68)     3.74

                                 -------------------------     ------------------------
End of period                            -     $        -           2,316   $  6.54
                                 =========================     ========================


All options were exercisable on the basis of 25% of the options granted per year on a cumulative basis, beginning after one year and expiring after ten years. The fair value of options issued in 2003 was nominal. In the Predecessor Corporation, none of the options issued since January 1, 2002 had been exercised.

All outstanding options of the Predecessor Company were cancelled without payment or consideration.

19.       SHARE CAPITAL AND OTHER EQUITY

The issued and outstanding common shares of ACE as at December 31, 2004, along with other equity instruments, are as follows:


                                                                 Authorized (000)         Outstanding (000)
                                                                ---------------------------------------------
Issued and outstanding common shares
    Class A variable voting shares (a)                              unlimited                    74,813
    Class B voting shares (b)                                       unlimited                     8,813
    Shares held in escrow (note 2)                                                                5,189
                                                                                            -----------------

Total issued and outstanding common shares as at December 31, 2004                               88,815
                                                                                            =================


5,000 Class A Variable Voting Shares and 50,000 Class B Voting Shares were subscribed for in cash of $1 by the Directors of ACE on September 30, 2004 at the subscription price under the Rights Offering. No stock issued to Directors may be sold, before the expiry of one year following September 30, 2004.

Share capital and other equity summary as at December 31, 2004 (net of issue costs):

         Common shares (1)                                         $   1,777
         Convertible preferred shares (c)                                117
                                                               -------------
                                                                       1,894
         Adjustment to shareholders' equity (2)                       (1,708)
                                                               -------------
         Share capital and other equity at September 30, 2004            186
         Issue of common shares during period
           ended December 31, 2004                                         1
                                                               -------------
         Share capital and other equity at December 31, 2004       $     187
                                                               =============

(1) The fair value of outstanding common shares includes the net proceeds received under the Rights Offering and Standby Purchase Agreement of $852 and the fair value of common shares issued to creditors under the Plan of $925 based upon the issue price from the Rights Offering.

(2) Under fresh start reporting, when there is a negative balance in shareholders' equity after a comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.

         a) CLASS A VARIABLE VOTING SHARES

         The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

         Each issued and outstanding Class A Variable Voting Share shall be converted into one Class B Voting Share, automatically and without any further act of ACE or of the holder, if (i) such Class A Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) the provisions contained in the Canada Transportation Act (the CTA) relating to foreign ownership restrictions are repealed and not replaced with similar provisions.

         b) CLASS B VOTING SHARES

         Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

         Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Class B Voting Share shall be converted into one Class A Variable Voting Share, automatically and without any further act of the ACE or of the holder, if such Class B Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

         c) CONVERTIBLE PREFERRED SHARES

         As at September 30, 2004, 12,500 Convertible Preferred Shares were issued to an affiliate of Cerberus for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 9,259 common shares, based on the conversion ratio applicable as at December 31, 2004.

         For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. At the date of issuance, the value ascribed to the holders conversion option, which is presented as equity, was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. The total value will increase by 5% per annum, compounded semi-annually from the date of issuance (Fully Accreted Value) resulting in an effective interest rate of 12% on the financial liability.

         Each preferred share shall confer on its holder the right to that number of votes as is equal to the number of ACE shares into which each preferred share held by such holder could be converted on the date for determination of shareholders entitled to vote at the meeting or on the date of any written consent, based on the conversion ratio in effect on such date; provided, however, that if any Convertible Preferred Shares are held by persons who are not Canadians, such Convertible Preferred Shares shall be subject to the same proportionate reduction in voting percentage as described for Class A Variable Voting Shares above as if, for voting purposes only, such Convertible Preferred Shares had been converted into Class A Variable Voting Shares.

         The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and nonassessable Class B Voting Shares (if the holder is a Canadian) or fully paid and nonassessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is initially equal to 135% of the subscription price of each Class B Voting Share under the Rights Offering. The conversion price is adjusted automatically downward on the first anniversary of the issuance date of the Convertible Preferred Shares to 130% of the subscription price of each ACE Class
         B Voting Share. The conversion is based upon the Fully Accreted Value at the time of conversion.

         The holders of ACE Convertible Preferred Shares will be required to convert the ACE Convertible Preferred Shares into fully paid and nonassessable common shares at the conversion ratio applicable upon the date of conversion, if:

            i) at any time during the period between the effective date until and including the first anniversary thereof, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 200% of the then applicable conversion price; or

            ii) at any time during the period following the first anniversary of the effective date, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 175% of the then applicable conversion price.

         The Convertible Preferred Shares will be subject to mandatory conversion into fully paid and nonassessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:

            i) if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or

            ii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible

                 Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and

            iii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

         The first mandatory conversion date is seven years from the date of issuance. The Convertible Preferred Shares (including the shares into which they are convertible) may not be sold, assigned or in any way transferred by Cerberus (other than to its affiliates) including pursuant to hedging transactions, swaps or other arrangements transferring any of the economic consequences of the ownership of the Convertible Preferred Shares acquired by Cerberus for a period of 24 months after the closing; provided that, if at any time during such 24 month period Cerberus is required to convert the Convertible Preferred Shares, then the restrictions on transfer with respect to 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be of no force and effect and the restrictions on transfer with respect to the remaining 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be limited only to sales of beneficial ownership of the Convertible Preferred Shares (and any shares into which they are convertible) to third parties. Notwithstanding the foregoing, the transfer restrictions shall cease to be in effect as to all Convertible Preferred Shares (and any shares into which they are convertible) in the event of a tender offer for any of the shares of ACE, any change in control transaction, any liquidation, dissolution, bankruptcy or other similar proceedings of ACE.

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

         The holders of Convertible Preferred Shares participate on an as-converted basis with respect to all dividends, distributions, spin-off, split-off, subscription rights or other offers made to holders of Class A Variable Voting Shares and Class B Voting Shares and any other similar transactions.


         PREDECESSOR COMPANY

         The authorized capital of the Predecessor Company consisted of an unlimited number of common shares, Class A non-voting common shares ("Class A shares"), Class A preferred shares issuable in series and Class B preferred shares issuable in series.

         In 1999, the Predecessor Company issued 10 million Class A Convertible Participating Non-Voting Preferred Shares, Series 1 (Series 1 preferred shares) to Expo Investment Partnership, L.P.
         (Expo), a partnership formed by UAL Corporation (UAL) and Deutsche Lufthansa AG (Lufthansa), two of Air Canada's Star Alliance partners. These shares were entitled to receive dividends equal to the amount paid to holders of the Predecessor Company's common shares. The shares were not redeemable by the Predecessor Company prior to December 31, 2009, unless either of the partners ceased to be a participant in the Star Alliance and as a result the Predecessor

         Company would have terminated its Alliance Agreement or either partner was in breach of any Alliance Agreement which would have led to the Predecessor Company terminating its Alliance Agreement. On or after December 31, 2009, the Predecessor Company may have redeemed the shares for $25.00 per share plus declared and unpaid dividends and a gross-up for dividends and deemed dividends. The holder of the Preferred Shares had the option to require the Predecessor Company to redeem the Preferred Shares at $25.00 per share (plus a premium of 1% in the event there was a change of control of the Predecessor Company and a gross-up for dividends and deemed dividends) if: the Predecessor Company breached an Alliance Agreement in a manner which did or could reasonably be expected to have a material impact; a breach of certain covenants occurred; a change of control of the Predecessor Company occurred that did or was reasonably expected to have a material impact; or the Predecessor Company refused to extend the Alliance Agreements after they expired at any time on or after December 31, 2009. The holder may have converted each preferred share at any time into a) 1.0417 Class A shares for $24.00 or b) an equal number of Class A Convertible Participating Non-Voting Preferred Shares, Series 2, which were transferable to third parties but did not contain certain of the covenants described above. The holder was entitled to receive, in priority to common and Class A shares, $25.00 per share plus any declared and unpaid dividends in the event of liquidation of the Predecessor Company. In the event the Predecessor Company breached its obligations under the Alliance Agreements in a manner material and adverse to the revenues of UAL or Lufthansa and the Alliance Agreements were terminated, the Predecessor Company had agreed to pay liquidated damages in amounts declining over a ten year period from $250 to $37, which claims were subject to compromise.

         As a result of the CCAA filings, Expo filed a claim in the amount of $250. A Notice of Disallowance was sent and the ten day period for the filing of a dispute expired without a Notice of Dispute being filed and consequently the Notice of Disallowance was deemed binding.

         The preferred shares were cancelled for nominal consideration and the Class A and common shares were converted into a nominal amount of the post-restructuring equity of ACE.

         The issued capital of the Predecessor Company consisted of common shares, Class A shares and Series 1 preferred shares. The changes during 2003 in the outstanding number of common and Class A shares and their aggregate stated value during that year were as follows:


                                                         Common Shares                     Class A Shares
                                              Number (000)          Amount       Number (000)           Amount
                                             --------------------------------------------------------------------

December 31, 2002                                  79,070        $    521             41,115         $    296
Share purchase options exercised                        6               -                  -                -
                                             --------------------------------   ---------------------------------
December 31, 2003                                  79,076             521             41,115              296
Restructuring arrangements under the Plan         (79,076)           (521)           (41,115)            (296)
                                             --------------------------------------------------------------------
September 30, 2004                                   -           $     -                 -           $     -
                                             ====================================================================

Share Capital and Other Equity Summary (net of issue costs):            2003

Common shares                                                           $521
Class A shares                                                           296
Series 1 preferred shares                                                125
Warrants (1)
                                                                           -
Convertible subordinated debenture conversion option                      25
                                                                 ------------
Total                                                                   $967
                                                                 ============

20.       EARNINGS PER SHARE


The following table outlines the calculation of basic and diluted earnings per share (in millions, except per share amounts):


                                                             Successor Company   |                Predecessor Company
                                                                        Period   |         Nine months         Twelve months
                                                             ended December 31   |  ended September 30     ended December 31
                                                                          2004   |                2004                  2003
                                                        -------------------------|------------------------------------------
Numerator:                                                                       |
     Numerator for basic earnings per share:                                     |
        Income (loss) from continuing operations                  $         15   |      $         (895)       $       (1,867)
     Effect of potential dilutive securities:                                    |
        After tax income from:                                                   |
          Convertible preferred shares                                       3   |                   -                     -
          Convertible subordinated debentures                                -   |                   8                     3
     Add back anti-dilutive impact                                          (3)  |                  (8)                   (3)
                                                        -------------------------|------------------------------------------
Adjusted earnings (loss) for diluted earnings per share           $         15   |      $         (895)      $        (1,867)
                                                                                 |
                                                        =========================|==========================================
Denominator:                                                                     |
     Denominator for basic earnings per share:                                   |
        Weighted-average shares                                             89   |                 120                   120
                                                        -------------------------|------------------------------------------
        Effect of potential dilutive securities:                                 |
          Stock options                                                      1   |                   -                     -
          Class A non-voting preferred shares                                -   |                  10                    10
          Convertible subordinated debentures                                -   |                   9                     9
          Convertible preferred shares                                       9   |                   -                     -
                                                        -------------------------|------------------------------------------
                                                                            10   |                  19                    19
        Add back anti-dilutive impact                                       (9)  |                 (19)                  (19)
                                                        -------------------------|------------------------------------------
Denominator for diluted earnings per share:                                      |
     Adjusted weighted-average shares                                       90   |                 120                   120
                                                        -------------------------|------------------------------------------
Basic earnings (loss) per share:                                 $        0.17   |      $        (7.45)      $        (15.53)
                                                        =========================|==========================================
                                                                                 |
                                                        -------------------------|------------------------------------------
Diluted earnings (loss) per share:                               $        0.17   |      $        (7.45)      $        (15.53)
                                                        ====================================================================



The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

Pursuant to the Plan as further described in note 2, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition a new share capital was established under ACE, as further described in note 19.

The effect of potential dilutive securities was not included in the calculation of diluted earnings per share for both the Successor Company and the Predecessor Company as the result would be anti-dilutive.

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. For the Successor Company, under the treasury stock method, the proceeds from the exercise of such securities are assumed to be used to purchase Class B Voting Shares. For the Predecessor Company, proceeds were assumed to be used to purchase common shares and Class A shares.

For the year ended December 31, 2003, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,300,394 options for common shares with an exercise price between $4.73 - $19.67; 2,316,094 options for Class A shares with an exercise price between $1.54 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

21.     SEGMENT INFORMATION

As a result of the corporate restructuring, the segment reporting structure has been adjusted to reflect four reportable segments consistent with the current management of the business: transportation services, the loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. As described in note 1, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Jazz segment information in the Successor Company is not directly comparable as a result of this new agreement.

As described in note 4 (h), the Successor Company changed the accounting as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. As a result of this transitional period, Loyalty Program results are not comparable to prior periods.

The accounting policies for each of these segments are the same as those described in Note 4. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions as further described in Note 1. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                           Successor Company
                                          ----------------------------------------------------------------------------------------
                                                                    period ended December 31, 2004
                                                                                                                          ACE
                                          Transportation      Loyalty     Technical      Regional      Inter-Segment  Consolidated
                                           Services (a)     Program (b)    Services   Operations (c)    Elimination      Total
                                          ----------------------------------------------------------------------------------------
  Passenger revenue                         $    1,680       $    -        $   -        $     1          $     -      $    1,681
  Cargo revenue                                    151            -            -              -                -             151
  Other revenue                                     40          126           62              2                -             230
External revenue                                 1,871          126           62              3                -           2,062
  Inter-segment revenue                             54            6          122            185             (367)              -
                                          ----------------------------------------------------------------------------------------
Total revenue                                    1,925          132          184            188             (367)          2,062
                                          ----------------------------------------------------------------------------------------

  Operating expenses, before the following       1,925          105          155            162             (367)          1,980
  Amortization of capital assets                    72            2            7              4                -              85
  Significant non cash and special items             -            -            -              -                -               -
                                           ---------------------------------------------------------------------------------------
 Total operating expenses                        1,997          107          162            166             (367)          2,065

Operating income (loss)                           (72)           25           22            22                 -              (3)

  Net interest expense                            (39)            -           (4)           (4)                -             (47)
  Foreign exchange on long-term monetary
    items                                          98             -            -             -                 -              98
  Income tax expense                              (13)            -            -             -                 -             (13)
  Other non operating items                       (19)            -            -            (1)                -             (20)
                                          ----------------------------------------------------------------------------------------
                                                   27             -           (4)           (5)                -              18

                                          ----------------------------------------------------------------------------------------
Segment Results                             $     (45)       $   25        $  18        $   17           $     -      $       15
                                          ----------------------------------------------------------------------------------------


a) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and fees to Air Canada Mainline for Jazz operations under the capacity purchase agreement, as well as Air Canada Cargo, Destina, AC Online, Air Canada Groundhandling, Air Canada Vacations, and ACE. Foreign exchange on long-term monetary items is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

b) Other revenue of $126 includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $6 represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air, charged by Aeroplan to Air Canada, is recorded in Aeroplans accounts as deferred revenues.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.

                                                                      Predecessor Company
                                          ---------------------------------------------------------------------
                                                               nine months ended September 30, 2004
                                                                                                        ACE
                                          Transportation   Loyalty       Regional     Inter-Segment Consolidated
                                             Services      Program     Operations (d)  Elimination      Total
                                          ---------------------------------------------------------------------

    Passenger revenue                     $      5,040     $      -     $     588       $     -       $  5,628

    Cargo revenue                                  393            -            12             -            405

    Other revenue                                  463          334             8             -            805

External revenue                                 5,896          334           608             -          6,838

    Inter-segment revenue                          372           43             7         (422)              -
                                          ---------------------------------------------------------------------

Total revenue                                    6,268          377           615         (422)          6,838
                                          ---------------------------------------------------------------------


    Operating expenses, before the               5,914          305           609         (422)          6,406
    following
    Amortization of capital assets                 286            3            23             -            312

    Significant non cash and special                 -            -             -             -              -
    items                                 ---------------------------------------------------------------------

Total operating expenses                         6,200          308           632         (422)          6,718

                                                                                                             -

Operating income (loss) before                      68           69          (17)             -            120
reorganiation and
restructuring items

Reorganization and restructuring items           (819)                       (52)                        (871)


Operating income (loss)                          (751)           69          (69)             -          (751)


    Net interest expense                         (160)            5           (8)             -          (163)

    Foreign exchange on long-term                  106            -             -             -            106
    monetary items
    Income tax expense                             (2)            -             -             -            (2)

    Other non operating items                     (77)            -           (8)             -           (85)
                                          ---------------------------------------------------------------------

                                                 (133)            5          (16)             -          (144)

                                          ---------------------------------------------------------------------
Segment Results                           $      (884)     $     74     $    (85)       $     -       $   (895)
                                          =====================================================================


                                                                      Predecessor Company
                                          ---------------------------------------------------------------------
                                                               twelve months ended December 31, 2003
                                                                                                        ACE
                                          Transportation   Loyalty       Regional     Inter-Segment Consolidated
                                             Services      Program     Operations (d)  Elimination      Total
                                          ---------------------------------------------------------------------

    Passenger revenue                     $      6,082     $      -      $      776     $       -     $    6,858

    Cargo revenue                                  500            -              19             -            519

    Other revenue                                  861          124              11             -            996

External revenue                                 7,443          124             806             -          8,373

    Inter-segment revenue                          240           83              11         (334)              -
                                          -----------------------------------------------------------------------

Total revenue                                    7,683          207             817         (334)          8,373
                                          =======================================================================


    Operating expenses, before the               8,038          131             856         (334)          8,691
    following
    Amortization of capital assets                 333            3              30             -            366

    Significant non cash and special                 -            -               -             -              -
    items                                  -----------------------------------------------------------------------

Total operating expenses                         8,371          134             886         (334)          9,057

                                                                                                               -

Operating income (loss) before                   (688)           73            (69)             -          (684)
reorganiation
and restructuring items

Reorganization and restructuring items         (1,037)                         (13)                      (1,050)


Operating income (loss)                        (1,725)           73            (82)             -        (1,734)


    Net interest expense                          (86)           13            (13)             -           (86)

    Foreign exchange on long-term                  137            -               -             -            137
    monetary items
    Income tax expense                             (5)            -              17             -             12

    Other non operating items                    (192)            -             (4)             -          (196)
                                          -----------------------------------------------------------------------

                                                 (146)           13               -             -          (133)

                                          -----------------------------------------------------------------------
Segment Results                           $    (1,871)     $     86     $      (82)     $       -     $  (1,867)
                                          =======================================================================

d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.


For passenger revenue, the allocation to geographic destinations is determined based on flight destination.


                            Successor Company          |                  Predecessor Company
                            ---------------------------|---------------------------------------------------
                                              Period   |             Nine Months             Twelve Months
                                   ended December 31   |      ended September 30         ended December 31
                                                2004   |                    2004                      2003
                            ---------------------------|---------------------------------------------------
Passenger revenue                                      |
                                                       |
      Canada                              $      713   |             $     2,236             $       2,919
      US Transborder                             321   |                   1,160                     1,578
      Atlantic                                   318   |                   1,212                     1,472
      Pacific                                    204   |                     650                       502
      Other                                      125   |                     370                       387
                            -------------------------  | --------------------------------------------------
Total passenger revenue                 $      1,681   |             $     5,628             $       6,858
                            -------------------------  | --------------------------------------------------

Cargo revenues are not allocated by geographic destination as these revenues are not significant. Non-transportation revenues are primarily attributable to Canada.


PROPERTY AND EQUIPMENT

ACE is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

22.    COMMITMENTS

Air Canada has signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (Embraer), and Bombardier Inc. (Bombardier). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft are scheduled to commence in July 2005, with the Embraer 190 series deliveries scheduled to begin in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The first 8 of the CRJ200 aircraft were delivered in 2004. These aircraft are being accounted for as operating leases. The estimated aggregate cost of the future firm deliveries approximates US$1.9 billion excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. The estimated aggregate cost is based on aircraft delivery prices that have been escalated at 3 percent per annum. The Corporation has received financing commitments from the manufacturers and a third party for the entire commitment. Payments under the commitments of US$1,919 are payable as follows:

                                US
                    ---------------
       2005          $         833
       2006                    466
       2007                    597
       2008                     23
       2009                      -
                    ---------------
                     $       1,919
                    ===============

Other purchase commitments for 2005 for property, ground equipment and spare parts, amount to approximately $89.

Future minimum lease payments under existing operating leases of aircraft and other property amount to $3,347 (December 31, 2003 $5,417) using period end exchange rates.

                                    Aircraft           Other Property

              2005                $     498             $      96
              2006
                                        452                    57
              2007
                                        441                    48
              2008
                                        326                    46
              2009
                                        322                    33
           Thereafter
                                        912                   116
                            --------------------------------------
                                 $    2,951             $     396
                            ======================================

Lease payments for aircraft classified as capital leases for accounting purposes are disclosed in note 12 Long-Term Debt and Capital Lease Obligations.

The future minimum noncancelable commitments under the capacity purchase agreements with unaffiliated regional carriers are $10 in 2005.

23.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Under its risk management policy, the Corporation may manage its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. Senior management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

As a result of CCAA filings, the majority of derivative contracts were terminated during 2003, with the exception of the currency swap agreements noted below.

INTEREST RATE RISK MANAGEMENT

The Corporation may enter into forward interest rate agreements, with maturities of less than 18 months, to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. The Corporation has no forward interest rate agreements outstanding as at December 31, 2004.

FOREIGN EXCHANGE RISK MANAGEMENT

The Corporation may enter into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. The Corporation has no foreign exchange forward contracts outstanding as at December 31, 2004.

The Corporation has entered into currency swap agreements for five Canadair Regional Jet operating leases until lease terminations in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2004 of $12 in favour of the third parties (2003 $7 in favour of unrelated creditworthy third parties ), taking into account foreign exchange rates in effect at that time. These have not been designated as hedges for hedge accounting purposes.

The Predecessor Corporation had entered into currency swaps with an unrelated creditworthy third party for three Airbus A330 operating leases until 2010. These currency swaps were terminated during the quarter ended September 30, 2004. The fair value of these currency swaps at December 31, 2003 was $19 in favour of the Corporation.

FUEL PRICE RISK MANAGEMENT

The Corporation may enter into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. The Corporation has no fuel hedging agreements outstanding as at December 31, 2004.

CONCENTRATION OF CREDIT RISK

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

STATEMENT OF FINANCIAL POSITION FINANCIAL INSTRUMENTS - FAIR VALUES

The carrying amounts reported in the consolidated statement of financial position for the Successor Company and Predecessor Company for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The fair value of long-term debt and capital lease obligations for the Successor Company approximates net book value given the fair valuing of liabilities under fresh start reporting as at September 30, 2004 as described further in Note 5. The fair value of long-term debt, including the current portion, and subordinated perpetual debt in the Predecessor Company was not reasonably determinable given the status of the Predecessor Company while under credit protection.

24.       CONTINGENCIES, GUARANTEES AND INDEMNITIES

CONTINGENCIES

The Predecessor Company as well as Zip Air, Inc. have filed an action in the Ontario Superior Court against WestJet Airlines Ltd. (WestJet) and seven of its current and former employees, arising out of their misuse of Air Canada's confidential information relating to flights and load factors from an internal web site. The Predecessor Company successfully sought an injunction prohibiting WestJet from making further use of the confidential information. The claim seeks an order requiring WestJet to disgorge incremental revenue and profits arising from the misuse of such confidential information, damages for spoliation and punitive damages aggregating in excess of $220. WestJet and Mark Hill have each counterclaimed against Air Canada, Zip Air Inc, IPSA (security firm engaged by Air Canada) and two of the latter's employees alleging trespass and illegal access and use of confidential information of WestJet and Mark Hill. The claim is for $10 plus certain other unquantified damages. In addition, WestJet has filed a separate lawsuit against the Predecessor Company, Zip Air, Inc., and certain of their present and former officers alleging abuse of process, tortious litigation and conspiracy to injure WestJet. The amount claimed is $30 million plus other unquantified damages.

The above-described litigation is at a preliminary stage. It is the opinion of Management that the claims and counterclaims of WestJet and Hill are without merit and further that the resolution of these lawsuits will not have a material adverse effect on the Corporation's consolidated financial position. The outcome of these claims and counterclaims cannot be determined at this point and the financial statements do not include any amounts related to these claims or counterclaims.

Complaints filed in 1991 and 1992 with the Canadian Human Rights Commission against Air Canada and the former Canadian Airlines International on behalf of flight attendants at the two airlines alleging discrimination in negotiated wages were referred to the Canadian Human Rights Tribunal in 1996 for inquiry. By agreement of all parties, the inquiry before the Tribunal was limited to whether flight attendants at each airline were in the same establishment as pilots and technical operations personnel. Under the applicable legislation, a complaint can only compare the value of employees work and their wages if they work in the same establishment. In December 1998 the Tribunal found that pilots, flight attendants and technical operations personnel were in different establishments at each airline. This decision was upheld on judicial review by the Federal Court Trial Division, but overturned by the Federal Court of Appeal in 2004. Air Canada successfully sought leave to appeal to the Supreme Court of Canada from the Federal Court of Appeal's decision. Air Canada's appeal is scheduled to be heard in December 2005. The Company believes, supported by counsel, that it has good defences to the complaints and has taken the position that they should be dismissed.

Various other lawsuits and claims, including claims filed by various of the Company's labour groups, are pending by and against the Successor Company and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of the Corporation.

Claims against the Predecessor Company, whether filed or unfiled, for events that occurred before April 1, 2003 and in certain cases up to September 30, 2004 (as described in Note 2) have been compromised and discharged pursuant to the CCAA Plan and Sanction Order.

RESIDUAL VALUE GUARANTEES IN AIRCRAFT LEASING AGREEMENTS

Under certain aircraft lease agreements accounted for as operating leases, the Corporation may be required to provide residual value support not exceeding $382. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 and is included in the unfavourable contract liability recorded under these leases.

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

GUARANTEES IN FUEL FACILITIES ARRANGEMENTS

The Corporation participates in fuel facilities arrangements, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the Contracting Airlines, including leasing the Land Rights under the land lease. The aggregate debt of the Fuel Facilities Corporations in Canada as at December 31, 2004 is approximately $135, which is the Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Successor Company views this loss potential as remote. Each Contracting Airline shares pro rata, based on system usage, in the guarantee of this debt.

Under the terms of its land leases, the Fuel Facilities Corporations have an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. No provision has been recorded by the Fuel Facilities Corporations for such costs. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each Contracting Airline would share pro rata, based on system usage, in the costs.

INDEMNIFICATION AGREEMENTS

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, the Corporation typically provides indemnities in respect of certain tax consequences.

Under its general by-laws, the Corporation has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above.

25.      ACE AVIATION HOLDINGS INC. / AIR CANADA
         DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
         (Canadian dollars - millions except per share data)

The consolidated financial statements of the Corporation (and Predecessor Company) have been prepared in accordance with Canadian generally accepted accounting policies ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting statements of operations and retained earnings (deficit), financial position, and cash flows as well as additional disclosures required by US GAAP.

As outlined in notes 1, 2, 3 and 5, Air Canada emerged from creditor protection on September 30, 2004 and became a subsidiary of ACE Aviation Holdings Inc.

                                                        Successor     |
                                                      Company - ACE   |     Predecessor Company - Air Canada
                                                        (note 3)      |               (note 3)
                                                       Period ended   |   Nine Months           Twelve Months
                                                       December 31    | ended September 30     ended December 31
                                                 ---------------------|---------------------------------------
                                                         2004         |    2004                  2003
                                                 ---------------------|---------------------------------------
Income (loss) for the period in accordance                            |
with Canadian GAAP                                           15       |        (895)            (1,867)
                                                                      |
Aircraft introduction costs(1)                                -       |           5                  9
Derivative instruments(2)                                     -       |         (32)                46
Aircraft lease adjustment(3)                                  -       |           -                 70
Residual value guarantee adjustment(4)                        -       |          14                 66
Pension valuation allowance(5)                                -       |          (6)                (1)
Pre-operating costs(6)                                        -       |           6                  5
Convertible Securities(7)                                   (99)      |           -                 19
Variable interest entity adjustment (8)                      35       |          11                  -
Employee severance costs(10)                                  -       |           -                  -
Gain on discharge of compromised liabilities(9)               -       |       7,056                  -
Fresh start reporting(9)                                      -       |      (1,501)                 -
                                                 ---------------------|----------------------------------------
Income adjustments for the period                                     |
before the following                                        (64)      |       5,553                214
                                                                      |
Cumulative effect of change in accounting                             |
policy - Variable interest entity adjustment(8)               -       |        (178)                 -
                                                                      |
Income tax adjustment                                        (2)      |           -                  -
Non-controlling interest - Variable                                   |
interest entity adjustment(8)                                (2)      |          (5)
                                            -------------------------------------------------------------------
Current year income adjustments                             (68)      |       5,370                214
                                            -------------------------------------------------------------------
Income (loss) for the year in accordance                              |
with US GAAP                                                (53)      |       4,475             (1,653)
                                            -------------------------------------------------------------------
Minimum pension liability adjustment(5)                      (2)      |          (2)              (284)
Adjustment related to derivative                                      |
instruments(2)                                                -       |           -                 12
Fresh start reporting(9)                                      -       |         491                  -
                                            -------------------------------------------------------------------
Comprehensive income (loss) for the                                   |
period in accordance with US GAAP                           (55)      |       4,964             (1,925)
                                            ===================================================================
Earnings (loss) per share - US GAAP                                   |
- Basic                                             $     (0.65)      |  $    38.27      $      (13.75)
- Diluted                                           $     (0.65)      |  $    33.05      $      (13.75)
                                                                      |


                                                                  December 31, 2004     |   December 31, 2003
                                                                  Successor Company     |   Predecessor Company
PROPERTY AND EQUIPMENT                                                                  |
Balance under Canadian GAAP                                         $      3,696        |     $        1,700
Aircraft lease adjustment(3)                                                   -        |                358
Variable interest entity adjustment                                                     |
(accumulated depreciation $24)(8)                                          1,417        |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $      5,113        |     $        2,058
                                                                  ======================|====================
DEFERRED CHARGES                                                                        |
Balance under Canadian GAAP                                         $        167        |     $        2,340
Aircraft lease adjustment(3)                                                   -        |               (136)
Derivative instruments(2)                                                      -        |                (13)
Aircraft introduction costs(1)                                                 -        |                (12)
Financial instruments(7)                                                      (6)       |                  -
Pre-operating costs(6)                                                         -        |                 (6)
Variable interest entity adjustment(8)                                       (15)       |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $        146        |     $        2,173
                                                                  ======================|====================
GOODWILL                                                                                |
Balance under Canadian GAAP                                         $          -        |     $          510
Pension valuation allowance(5)                                                 -        |                (75)
Employee severance costs(10)                                                   -        |               (100)
Amortization adjustment(10)                                                    -        |                  9
CAIL equity accounting adjustment(10)                                          -        |               (124)
Goodwill(9)                                                                1,583        |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $      1,583        |     $          220
                                                                  ======================|====================
INTANGIBLE ASSETS                                                                       |
Balance under Canadian GAAP                                         $      2,691        |     $          164
Variable interest entity adjustment(8)                                       (39)       |                  -
Goodwill(9)                                                                   11        |
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $      2,663        |     $          164
                                                                  ======================|====================
OTHER ASSETS                                                                            |
Balance under Canadian GAAP                                         $        137        |     $          485
Derivative instruments(2)                                                      -        |                 27
Minimum pension liability adjustment(5)                                        -        |                446
CAIL pension adjustment                                                                 |                144
Variable interest entity adjustment(8)                                       111        |
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $        248        |     $         1,102
                                                                  ======================|====================
CURRENT PORTION OF LONG-TERM DEBT                                                       |
Balance under Canadian GAAP                                         $        218        |     $          173
Variable interest entity adjustment(8)                                        77        |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $        295        |     $          173
                                                                  ======================|====================
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                                            |
Balance under Canadian GAAP                                         $      2,328        |     $          332
Aircraft lease adjustment(3)                                                   -        |                241
Variable interest entity adjustment(8)                                     1,230        |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $      3,558        |     $          573
                                                                  ======================|====================
CONVERTIBLE PREFERRED SHARES                                                            |
Balance under Canadian GAAP                                         $        132        |     $            -
Reclassification of preferred shares(7)                                     (132)       |                  -
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $         -         |     $            -
                                                                  ======================|====================
PENSION AND OTHER BENEFIT LIABILITIES                                                   |
Balance under Canadian GAAP                                         $      2,344        |     $          964
Minimum pension liability adjustment(5)                                        2        |                930
                                                                  ----------------------|--------------------
Balance under US GAAP                                               $      2,346        |     $        1,894
                                                                  ===========================================


                                                                 December 31, 2004    |      December 31, 2003
                                                                 Successor Company    |     Predecessor Company
                                                                                      |
OTHER LONG-TERM LIABILITIES                                                           |
Balance under Canadian GAAP                                     $          1,645      |     $          1,216
Convertible preferred shares - embedded derivative                           180      |                    -
Variable interest entity adjustment (8)                                     (156)     |
Residual value guarantee adjustment (4)                                        -      |                  156
                                                              ------------------------|----------------------
Balance under US GAAP                                           $          1,669      |     $          1,372
                                                              ========================|======================
                                                                                      |
MINORITY INTEREST                                                                     |
Balance under Canadian GAAP                                     $              -      |     $              -
Variable interest entity adjustment (8)                                      178      |                    -
                                                              ------------------------|----------------------
Balance under US GAAP                                           $            178      |     $              -
                                                              ========================|======================
                                                                                      |
TEMPORARY EQUITY                                                                      |
Balance under Canadian GAAP                                     $              -      |     $              -
Reclassification of preferred shares (7)                                     167      |                  125
                                                              ------------------------|----------------------
Balance under US GAAP                                           $            167      |     $            125
                                                              ========================|======================
                                                                                      |
SHAREHOLDERS EQUITY                                                                   |
                                                                                      |
Balance under Canadian GAAP                                     $            203      |     $         (4,155)
Convertible debentures (7)                                                    (5)     |                  (25)
Reclassification of preferred shares (7)                                              |                 (125)
Current year income adjustments                                              (68)     |                  214
Convertible preferred shares (7)                                            (117)     |
Variable interest entity adjustment (8)                                      112      |
Goodwill on fresh start (9)                                                1,596      |
Current year adjustments for comprehensive income                                     |
     Derivative instruments adjustment (2)                                            |                   12
     Minimum pension liability adjustment (5)                                 (2)     |                 (284)
Cumulative prior year adjustments for:                                                |
     Convertible debentures (7)                                                       |                    6
     CAIL equity accounting adjustment (10)                                           |                 (124)
     Goodwill amortization adjustment (10)                                            |                    9
     Aircraft introduction costs (1)                                                  |                  (21)
     Derivative instruments (2)                                                       |                  (27)
     Aircraft lease adjustment (3)                                                    |                  (89)
     Residual value guarantee adjustment (4)                                          |                 (222)
     Future income tax                                                                |                  108
     Pension valuation allowance (5)                                                  |                   15
     Employee severance costs (10)                                                    |                 (173)
     Pre-operating costs (6)                                                          |                  (11)
Comprehensive income                                                                  |
     Minimum pension liability adjustment (5)                                         |                 (187)
     Derivative instruments (2)                                                       |                  (10)
                                                               -----------------------|-----------------------
Balance under US GAAP                                            $          1,719     |      $         (5,089)
                                                               ==============================================

                                                            Successor     |
                                                          Company - ACE   |       Predecessor Company - Air Canada
                                                             (note 3)     |                 (note 3)
                                                           Period ended   |     Nine Months           Twelve Months
                                                            December 31   |  ended September 30     ended December 31
                                                        ------------------|--------------------------------------------
                                                               2004       |         2004                  2003
                                                        ------------------|--------------------------------------------
CASH FLOWS FROM (USED FOR)                                                |
                                                                          |
Operating  - Canadian GAAP                               $       (426)    |      $        360          $       139
                                                                          |
Addback: principal repayments on variable                                 |
interest entities  and lease accounting                            10     |                59                    -
                                                        ------------------|--------------------------------------------
                                                                          |
Operating  - US GAAP                                             (416)    |               419                  139
                                                                          |
Financing  - Canadian GAAP                                      1,251     |               253                   22
                                                                          |
Less: principal repayments on variable                                    |
interest entities and lease accounting                            (10)    |               (59)                   -
                                                        ------------------|--------------------------------------------
                                                                          |
Financing  - US GAAP                                            1,241     |               194                   22
                                                                          |
Investing                                                        (150)    |              (326)                 (49)
                                                        ------------------|--------------------------------------------
                                                                          |
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  675     |               287                  112
                                                                          |
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      -     |               670                  558
                                                                          |
CASH AND CASH EQUIVALENTS                                                 |
TRANSFERRED TO THE SUCCESSOR COMPANY                              957     |              (957)                   -
                                                        ------------------|-------------------------------------------
                                                                          |
CASH AND CASH EQUIVALENTS, END OF PERIOD                 $      1,632     |      $          -          $       670
                                                        ===============================================================

1.       AIRCRAFT INTRODUCTION COSTS
Under Canadian GAAP, the Predecessor Company deferred and amortized aircraft introduction costs. Under US GAAP, these costs are expensed as incurred. The Successor Company expenses aircraft introduction costs as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $5 for the nine months ended September 30, 2004 (2003 - $9).

2.       DERIVATIVE FINANCIAL INSTRUMENTS
Prior to January 1, 2004, under Canadian GAAP, the Predecessor Company disclosed the nature and fair value of derivative instruments qualifying as hedges. The fair values of derivative instruments were not recorded on the statement of financial position. The Predecessor Company applied hedge accounting to financial instruments being hedged by anticipated transactions as explained in note 2 to the audited financial statements of Air Canada for the year ended December 31, 2003. On April 1, 2003 as a result of the creditor protection proceedings, all derivative instruments were terminated by third parties with the exception of certain derivatives instruments related to operating lease commitments.

Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

As described in note 4, effective January 1, 2004 under Canadian GAAP, derivative instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income. As a result of the application of fresh start reporting, this deferred credit was valued at nil in the Successor Company.

3.       LEASE ACCOUNTING
Under Canadian GAAP, certain of the Corporation's and the Predecessor Company's aircraft leases are accounted for as operating leases. Under US GAAP, for periods prior to January 1, 2004, certain of the Predecessor's aircraft leases are accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Predecessor's financial statements. Effective with the adoption of FIN 46R - Consolidation of Variable Interest Entities on January 1, 2004, the previous US GAAP guidance under EITF 96-21 that resulted in the consolidation of these entities has been nullified (see footnote 8). The adjustment reflects the reversal of rent expense recorded under Canadian GAAP for 2003 of $51, depreciation of $21, foreign exchange gain (loss) of $58 and interest expense of $18.

4.       RESIDUAL VALUE GUARANTEES UNDER OPERATING LEASED AIRCRAFT
Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999, whereas under US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996. In the Successor Company, all aircraft lease agreements with residual value guarantees are consolidated under the Variable Interest Entity adjustment described under note 8. The adjustment for the nine months ended September 30, 2004 relates to the amortization of the previous accrual of the residual value guarantee on renegotiated leases where the residual value guarantee has been removed.

5.       EMPLOYEE FUTURE BENEFITS
Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded (including the recognition of an intangible asset related to prior period services as applicable in the Predecessor Company); however, a pension valuation allowance is not permitted.

6.       PRE-OPERATING COSTS
Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $6 for the nine months ended September 30, 2004 (2003 - $5), related to the development of ZIP and Destina.

7.       CONVERTIBLE SECURITIES
Under Canadian GAAP, proceeds from the issue of convertible securities are split between their liability and equity components, resulting in a discount that is amortized to expense over the term of the security. In addition, under Canadian GAAP, the direct costs of issuing the securities are split with costs related to the liability component included in deferred charges and the costs related to the equity component netted against the equity component. Under US GAAP, the convertible preferred shares issued by the Successor Company contain an embedded derivative which has been reported separately as an other long-term liability at its fair value of $180 as at December 31, 2004 ($76 as at September 30, 2004). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in temporary equity as the conditions of redemption are not solely within the control of the Successor Company. The adjustment to deferred charges reflects applying the direct costs of issuance, recorded in deferred charges under Canadian GAAP, against the amount recorded in temporary equity.

During 2003 under Canadian GAAP, the Predecessor Company recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. This charged is reversed under US GAAP as the convertible securities are treated as long-term debt in their entirety.

Under Canadian GAAP, the liability component of the convertible security is accreted to the redemption value of over the period to the redemption date with the charge recorded as interest expense in addition to any contractual payments. Under US GAAP, interest expense only includes the contractual payments related to the convertible debentures. For the convertible preferred shares, the changes in the fair value of the embedded derivative is included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to retained earnings.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $5 (September 30, 2004 - nil; 2003 - $19); change in the fair values of the embedded derivative amounted to $104 (Predecessor - nil); and the amount charged to retained earnings under US GAAP of $5 (Predecessor - nil).

8.       FIN46R - CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2004, the Predecessor Company was required to adopt the provisions of Interpretation No. 46R - Consolidation of Variable Interest Entities ("FIN 46R"), issued by the Financial Accounting Standards Board. An entity is subject to FIN 46R and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. Under Canadian GAAP, VIEs are only required to be consolidated for periods commencing on or after January 1, 2005.

Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs under FIN46R. As a result of the adoption of FIN 46R, the Predecessor Company has consolidated leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP. On initial adoption of FIN46R, the consolidation of VIEs where the Predecessor Company was the primary beneficiary for the period has resulted in the following adjustments to the consolidated statement of financial position under US GAAP:

Increase to property and equipment                             $   2,158
Increase to accumulated depreciation                                (464)
Decrease to deferred charges                                        (488)
Increase to other assets                                             123
Increase to current portion of long-term debt                         90
Increase to long-term debt                                         1,406
Increase to non-controlling interest                                 331
Decrease to deferred credits                                        (308)
Cumulative effect of change in accounting policy               $    (190)


The adjustments to other assets represents restricted cash held in the variable interest entities. The previously reported cumulative effect of a change in accounting policy in the unaudited third quarter 2004 consolidated financial statements related to the implementation of FIN46R has been increased by a charge of $136. Adjustments related to deferred charges and deferred credits reverse amounts deferred for aircraft lease payments in excess of or less than rent expense.

The following disclosure relates to the arrangements in existence in the aircraft and engine VIEs; consolidation of these VIEs under FIN46R does not alter the underlying contractual arrangements between Air Canada, as lessee and the VIE, as lessor. The long-term debt in the VIEs has maturities ranging from 2007 to 2017 at interest rates ranging from 3.0-8.7%. As a result of fresh start reporting as described in item 9, the debt has been revalued to an effective interest rate of 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease and in certain other circumstances. The events of default are customary in aircraft lease arrangements.

Certain of VIEs are not Canadian based entities and many of the monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates.

Principal repayment requirements on aircraft and engine debt consolidated under FIN46 through to 2009 are as follows:

                              2005      2006        2007       2008        2009
                         -------------------------------------------------------

Total payments                178       164         205        191         123
Less applied to interest      101        94          89         80          71
                         -------------------------------------------------------
Principal reduction            77        70         116        111          52


These commitments, under Canadian GAAP, are included as operating lease commitments (note 24).

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines that contract for fuel services at various domestic airports. The Fuel Facilities Corporations in Canada are not-for-profit organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under FIN46R, the Predecessor Company was and the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2004 the Predecessor Company consolidated three Fuel Facilities Corporations, resulting in an opening January 1, 2004 increase to property and equipment of $67, long term debt of $47, minority interest of $8 and a cumulative effect of a change in accounting policy of $12. The long-term debt has an average stated interest rate of 5%, with varying maturities. The debt is secured by a general security agreement covering all assets of the Fuel Facility Corporation. Under the terms of the land lease, the Fuel Facility Corporation has the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. The Successor Company has recorded an obligation of $2 ($12 undiscounted) representing the present value of the decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

The remaining five fuel facilities in Canada that are not consolidated have aviation facilities assets recorded of approximately $103 and debt of approximately $90, which is Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines and any value of the assets. The Successor Company views this loss potential as remote.

For all entities consolidated under FIN46, depreciation expense of $24 (Predecessor - $73), interest expense of $24 (Predecessor - $80) and a foreign exchange gain of $53 (Predecessor - $30) was recorded for the period ended December 31, 2004 offset by the reversal of aircraft rent expense of $30 (Predecessor - $134) recorded under Canadian GAAP.

Upon the application of fresh start reporting, the assets and liabilities of the VIEs consolidated by the Successor Company were adjusted to fair value, resulting in certain differences between the amounts reported by the VIE and the amounts reported in the consolidated statement of financial position.

9.       FRESH START REPORTING
Under Canadian GAAP, the effects of the fresh start reporting adjustments, including the settlement of the compromised debt, are accounted for as a capital transaction and recorded within the Predecessor's shareholders' equity. Under US GAAP, the effect of the fresh start reporting adjustments, including the settlement of the compromised debt, are reflected in the Predecessor's statement of operations. See item 13 a) below for additional disclosures regarding fresh start reporting.

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Successor's equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Successor. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce of the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income. As a result, under US GAAP the Successor recorded an increase of $11 to intangibles, a reduction of $13 to goodwill and a tax expense of $2.

10.       GOODWILL AMORTIZATION AND EMPLOYEE SEVERANCE COSTS
Under Canadian GAAP, for business combinations prior to January 1, 2003, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. For periods subsequent to January 1, 2001, there is no GAAP difference related to the statement of operations as goodwill is no longer amortized for both Canadian and US GAAP.

Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

11.      COMPREHENSIVE INCOME
Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive income (loss) as at December 31, 2004 is $(2), (2003 $(469)). For the periods presented, under Canadian GAAP, the Predecessor and the Successor were not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under item 5.

12.       EARNINGS PER SHARE


                                                       Successor
                                                     Company - ACE     | Predecessor Company - Air Canada
                                                       (note 3)        |             (note 3)
                                                     Period ended      |    Nine Months         Twelve Months
                                                      December 31      | ended September 30   ended December 31
                                                    -------------------|----------------------------------------
Numerator:                                                 2004        |        2004               2003
                                                    -------------------|----------------------------------------
  Numerator for basic earnings per share:                              }
     Income (loss)                                  $           (53)   |    $     4,475        $    (1,653)
     Accretion of convertible preferred shares                  (5)    |              -                  -
     Settlement of convertible debentures                        -     |            125                  -
                                                    -------------------|----------------------------------------
     Adjusted numerator for income (loss) per share             (58)   |          4,600             (1,653)
  Effect of potential dilutive securities:                             |
     After tax income from:                                            |
     Convertible preferred shares                                 3    |              -                  -
     Convertible subordinated debentures                          -    |              -                  3
  Add back anti-dilutive impact                                  (3)   |              -                 (3)
                                                    -------------------|----------------------------------------
Adjusted income (loss) for diluted earnings                            |
per share                                           $           (58)   |    $     4,600        $    (1,653)
                                                    -------------------|----------------------------------------
Denominator:                                                           |
 Denominator for basic earnings per share:                             |
     Weighted-average shares                                     89    |            120                120
                                                    -------------------|----------------------------------------
     Effect of potential dilutive securities:                          |
        Stock options                                             1    |              -                  -
        Class A non-voting preferred shares                       -    |             10                 10
        Convertible subordinated debentures                       -    |              9                  9
        Convertible preferred shares                              9    |
                                                    -------------------|----------------------------------------
                                                                 10    |             19                 19
     Add back anti-dilutive impact                              (10)                  -                (19)
                                                    -------------------|----------------------------------------
Denominator for diluted earnings per share:                            |
   Adjusted weighted-average shares                              89    |            139                120
                                                    -------------------|----------------------------------------
Basic earnings (loss) per share                     $         (0.65)   |    $     38.27        $    (13.75)
                                                    -------------------|----------------------------------------
Diluted earnings (loss) per share                   $         (0.65)   |    $     33.05        $    (13.75)
                                                    -------------------|----------------------------------------
                                                                       |
                                                                       |
Income (loss) per share before cumulative                              |
effect of change in accounting principle            $         (0.65)   |    $     39.75    $        (13.75)
                                                                       |
Impact of cumulative effect of change in                               |
accounting principle                                              -    |          (1.48)                 -
                                                    -------------------|----------------------------------------
Income (loss) per share                             $         (0.65)   |    $     38.27    $        (13.75)
                                                                       |
                                                                       |
Income (loss) per share, assuming dilution, before                     |
cumulative effect of change in accounting principle $         (0.65)   |    $     34.32    $        (13.75)
                                                                       |
Impact of cumulative effect of change in                               |
accounting principle                                              -    |          (1.28)                 -
                                                    -------------------|----------------------------------------
Income (loss) per share, assuming dilution          $         (0.65)   |   $      33.05    $        (13.75)


13.      SUPPLEMENTARY INFORMATION UNDER US GAAP

In the opinion of management, the consolidated financial statements prepared in accordance with Canadian GAAP and the US GAAP information included in this note reflect adjustments, consisting of normal recurring accruals, except for adjustments referred to above under FIN 46R - Consolidation of Variable Interest Entities and Fresh Start Reporting, which are necessary to present fairly the Successor and Predecessor Companies' financial position, results of operations and cash flows for the periods indicated.

a)       FRESH START REPORTING

Note 5 describes the impact of fresh start reporting under Canadian GAAP.

For US GAAP, it was determined that the Successor Company's reorganization value was $11,753 as at September 30, 2004. The reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement. The reorganization value does not include proceeds received from new investors outlined in Note 2. The reorganization value was determined with reference to the value established under the Rights Offering.

The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. Fresh start values reported in Note 17 to unaudited the Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $37, a decrease to liabilities of $4 and an increase to Temporary Equity of $41. The previously reported unaudited income of the Predecessor for the nine months ended September 30, 2004 has been adjusted by $125 to $4,964 to remove the gain on the settlement of certain preferred shares of the Predecessor Company which should have been reported as a credit to deficit.

The effect of the Plan and other transactions on the Predecessor Company's consolidated balance sheet, as of September 30, 2004, is outlined in the table below and consists of the following components:

 o       Plan of Arrangement:
         Extinguishment of compromised liabilities of approximately $7,981 by the issuance of common shares of the Successor Company with a value of $925, resulting in a gain on extinguishment of debt in the amount $7,056 included in the statement of operations under US GAAP.

         Certain preferred shares with a carrying value of $125 were settled for a nominal amount resulting in a gain of $125 included as a credit to deficit.

         Exchange of the existing common shares of the Predecessor for new common stock of the Successor resulting in a reduction of common stock by $817 and an increase in contributed surplus by $817.

o        Financing and Other Post-Emergence Transactions:

         The Rights Offering and Standby Purchase Agreement generated net proceeds of $852 in exchange for share capital. The Investment Agreement provided net cash proceeds of $238. As the convertible preferred shares include an embedded derivative, $76 was included in liabilities and $162 in temporary equity. Additional funds were received under the Exit Facility as described under the Global Restructuring Agreement providing cash of $227, net of costs of $13. Implementation of components of the Global Restructuring Agreement (other than the Exit

         Financing) resulting in a net cash outlay of $323, issuance of additional debt amounting to $63, acquisition of aircraft for $64 and settlement of certain obligations related to leases totaling $334. In addition, fees to the Corporation's advisors of $12 were paid on emergence.

o        Fresh Start Reporting:
         Fresh start adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor Company, fresh start reporting resulted in a loss of $1,501 reported in income and a gain of $491 reported in comprehensive income.


                                         Air Canada
                                         Predecessor                                                            ACE Successor
                                          Company -                                      Equity and              Company -
                                        September 30,     Plan of        Fresh Start   Other Financing          September 30,
                                            2004       Arrangement      Reporting       Transactions                2004
                                        ------------  --------------   -------------  ---------------        ----------------

ASSETS

Current assets
   Cash and cash equivalents            $       957    $         -      $        -           227                $     1,939
                                                                                             852
                                                                                             238
                                                                                            (335)
   Restricted cash                               62              -               -             -                         62
   Accounts receivable                          723              -               -             -                        723
   Spare parts, materials and supplies          190              -              11             -                        201
   Prepaid expenses                             129              -              10             -                        139
                                        ------------  -------------     -------------    -------------          -------------
                                              2,061              -              21           982                      3,064

Property and equipment                        5,497              -            (456)           64                      5,105

Deferred charges                              2,661              -          (2,526)           13                        148

Goodwill                                        220              -           1,376             -                      1,596

Intangible assets                               158              -           2,521             -                      2,679

Other assets                                  1,166              -            (946)            -                        220
                                       -------------  -------------     -------------    -------------          -------------
TOTAL ASSETS                           $     11,763    $         -      $      (10)      $ 1,059                $    12,812
                                       =============  =============     =============    =============          =============

LIABILITIES

Liabilities not subject to compromise

  Current liabilities
   Accounts payable and accrued
   liabilities                           $    1,288              -              23       $     -                $     1,311
   Advance ticket salesand loyalty
   program deferred revenues                    861              -             268             -                      1,129
   Current portion of long-term
   debt and capital lease
   obligations                                  558              -            (230)            -                        328
                                       -------------  -------------     -------------    -------------          -------------
                                              2,707              -              61             -                      2,768

  Long-term debt and capital lease
    obligations                               2,777              -             726           303                      3,806
  Future income taxes (h)                         8              -             235             -                        243
  Pension and other benefit
    liabilities (g)                           2,036                            332                                    2,368
  Other long-term liabilities                 1,192              -             245            76                      1,513
  Minority Interest                             344              -            (169)            -                        175
  Deferred credits                              764              -            (430)         (334)                         -
                                       -------------  -------------     -------------    -------------          -------------
                                              9,828              -           1,000            45                     10,873

Liabilities subject to
compromise                                    7,981         (7,981)              -             -                         -
                                       -------------  -------------     -------------    -------------          -------------
                                             17,809         (7,981)          1,000            45                     10,873

Temporary Equity                                125          (125)               -           162                        162

SHAREHOLDERS'  EQUITY

Share capital and other equity                  817           925             (792)          852                      1,777
                                                              (25)
Contributed surplus                              25           150             (175)            -                         -
Deficit                                      (6,522)        7,056             (534)            -                         -
Other Comprehensive Loss                       (491)                           491             -                         -
                                       -------------  -------------     -------------    -------------          -------------
                                             (6,171)        8,106           (1,010)          852                      1,777
                                       -------------  -------------     -------------    -------------          -------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                   $   11,763    $        -       $      (10)      $ 1,059                $    12,812
                                       =============  =============     =============    =============          =============

   b)   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 are as follows:

                                                        2004        2003
                                                 ----------------------------
      Trade payables                                   $ 408       $ 360
      Accrued liabilities                                224         275
      Aircraft lease payment moratorium                    -         523
      Payroll related liabilities                        404         310
      Other                                              161          40
                                                 ----------------------------
                                                      $1,197      $1,508
                                                 ============================

   c)   PENSION PLANS

The accrued benefit obligation for the defined benefit pension plans as at December 31, 2004 is $10,283 (2003 - $9,867). Total cash payments made by the Predecessor Company were $196 (2003 - $185) for the pension and other benefits for 2004. The Successor Company made cash payments in the amount of $123 for the pension and other benefits for 2004. The cash payments with respect to the pension plans are estimated to be $259 for 2005.

   d)   CONSOLIDATED STATEMENT OF OPERATIONS

The components of depreciation, amortization and obsolescence for the periods presented below are as follows:

                                          SUCCESSOR COMPANY                 PREDECESSOR COMPANY

                                             Period ended       Nine months ended       Twelve months ended
                                          December 31, 2004     September 30, 2004       December 31, 2003
                                        ---------------------   --------------------   ---------------------

Depreciation of tangible assets                $          89          $         332           $         307
Amortization of intangible assets                         17                      -                       -
Amortization of capitalized
  software costs                                           -                     39                      63
Obsolescence provision on spare
  parts materials and supplies                             3                     14                      17
                                        ---------------------   --------------------   ---------------------
                                              $          109          $         385           $         387
                                        =====================   ====================   =====================


The components of other operating expenses for periods presented below are as follows:

                                        SUCCESSOR COMPANY             PREDECESSOR COMPANY

                                          Period ended        Nine months ended    Twelve months ended
                                        December 31, 2004    September 30, 2004     December 31, 2003
                                      --------------------   -------------------   -------------------
Terminal handling and services               $         47           $       146           $       196
Building rent and maintenance                          31                    93                   130
Flight and cabin crew expense                          28                    89                   130
Credit card fees                                       28                    97                   124
Miscellaneous fees and services                        22                    58                    84
Advertising and promotion (a)                          25                    70                    73
Customer maintenance and materials                     28                    55                    66
Other                                                 149                   493                   674
                                      --------------------   -------------------   -------------------
                                             $        358          $      1,101          $      1,477
                                      ====================   ===================   ===================

           (a) Advertising and promotion costs are expensed when incurred.


   e) Rent expense, including aircraft rent, building and other equipment rentals, amounts to $113 for the period ended December 31, 2004 under the Successor Company ($484 for the nine months ended September 30, 2004 and $1,031 in 2003 under the Predecessor Company)

   f)   CAPITAL LEASE COMMITMENTS

As at December 31, 2004, obligations under capital leases for future minimum lease payments are as follows:

2005                                      $         284
2006                                                245
2007                                                270
2008                                                256
2009                                                154
Thereafter                                         1139
                                        ----------------
Total minimum lease payments                       2348
Less amount representing interest                  (778)
                                        ----------------
Total obligations under capital lease     $       1,570
                                        ================

g) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                                Balance at     Additions
                                                               Beginning of    charged to
                                                                   Year        costs and     Deductions/   Balance at
                                                                                expenses       Other       end of Year
ALLOWANCE FOR OBSOLESCENCE OF SPARE PARTS, MATERIALS AND
SUPPLIES
Predecessor Company 2003                                        $    135        $     17       $    (1)       $    151
Predecessor nine ended September 30, 2004                            151              14          (165)              -
Successor Company three months ended December 31, 2004          $      -        $      3       $      -       $      3


ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
Predecessor Company 2003                                        $     12        $     20       $   (18)       $     14
Predecessor nine ended September 30, 2004                             14              12            (9)             17
Successor Company three months ended December 31, 2004          $     17        $      2       $    (3)       $     16

FUTURE INCOME TAX VALUATION ALLOWANCE
Predecessor Company  2003                                        $  1,044       $    611       $     -        $  1,655
Predecessor nine months ended September 30, 2004                    1,655            678             -           2,333
Successor Company three months ended December 31, 2004           $  2,333       $      1       $     -        $  2,334



Upon the application of fresh start reporting, spare parts, materials and supplies were adjusted to replacement cost. The increase to the future income tax valuation allowance includes the impact of the valuation allowance recorded for the nine months ended September 30, 2004 of $291, the impact of fresh start reporting and the future income tax liability recorded of $243.

NEW ACCOUNTING POLICIES

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This standard replaces SFAS No.123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"). It requires that the compensation cost of share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. The Corporation will adopt this statement as of the beginning the third quarter 2005. The Corporation is evaluating the impact of SFAS 123R, including the transition options for adoption of this standard, on our 2005 Consolidated Financial Statements. Under Canadian GAAP as described in note 4t), the fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

26.   SUBSEQUENT EVENTS

REVOLVING CREDIT FACILITY

On February 7, 2005, ACE and Air Canada entered into a commitment letter with BMO Nesbit Burns Inc. and its Canadian chartered bank parent in respect of the establishment of a senior secured syndicated revolving credit facility in favour of Air Canada, as borrower, in an aggregate amount of up to $300 or the US dollar equivalent, subject to satisfaction of certain conditions. The revolving credit facility will have a two year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing starting on the second anniversary, subject to approval by a majority of the lenders. A swingline facility of up to $20 will also be provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility will be limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible real property on owned and leased land of Air Canada. The credit facility will be secured by a first priority security interest and hypothec over the present and after acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

CRJ-200 AIRCRAFT

On March 8, 2005, the Board of Directors approved the addition of eight Bombardier CRJ-200 aircraft to Jazz's fleet in 2005 under operating leases.

MD-11 CARGO FREIGHTER AIRCRAFT

On March 17, 2005, the Corporation announced the signing of a two-year lease agreement for an additional MD-11 Cargo freighter aircraft. As well, the Corporation announced an extension of an existing leased MD-11 Cargo freighter for a further two years effective March 1, 2005.

                                                               DOCUMENT NO. 3




MARCH 18, 2005



                                     2004

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                          ACE AVIATION HOLDINGS INC.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Preface                                                                     2

Explanatory Notes                                                           4

Overview & General Business Summary                                         9

New Business Strategy                                                      12

Fourth Quarter Results of Operations - 2004 versus 2003                    17
  Comparison of Fourth Quarter Results                                     19
  Fleet Status                                                             24
  Employees                                                                25
  Balance Sheet                                                            28

Financial Management - Successor Company                                   30

Annual Supplementary Non-GAAP Combined Analysis of Results -
 2004 versus 2003                                                          40
  Performance at a Glance                                                  40
  Combined Results of Operations                                           46
  Comparison of Results - Combined 2004 versus 2003                        48
  Balance Sheet Analysis                                                   64
  Cash Flow Analysis                                                       67

Quarterly Results - 2004 and 2003                                          71

Segment Information                                                        76

Off Balance Sheet Arrangements                                             78

Adoption of Accounting Policies                                            81

Critical Accounting Estimates                                              83

Sensitivity of Consolidated Airline Results                                92

Risk Factors                                                               93

Outlook                                                                   108

Subsequent Events                                                         111

PREFACE

        ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purposes of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan). On September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. This Management's Discussion and Analysis (MD&A) covers ACE's operations and financial results for the period ended December 31, 2004. From the date of ACE's incorporation until September 29, 2004, the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows. Consequently, ACE's consolidated results for the period ended December 31, 2004 represents three months of operations. The MD&A section entitled "Fourth Quarter Results of Operations - 2004 versus 2003" compares ACE's operations and financial results for the three months ended December 31, 2004 to Air Canada's operations and financial results for the three months ended December 31, 2003.

        References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. References to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. ACE adopted fresh start reporting on September 30, 2004. In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company are not directly comparable. See Note 5 to the 2004 Annual Consolidated Financial Statements for additional information on fresh start reporting.

        The MD&A section entitled "Annual Supplementary Non-GAAP Combined Analysis of Results - 2004 versus 2003" is provided for the purpose of allowing a year-over-year comparison of results of operations and cash flows. This discussion uses 2004 Non-GAAP information which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. Such combination is for illustrative purposes only. This annual supplementary Non-GAAP Combined information (Combined) will be referred to in the relevant sections of the MD&A as Combined information. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable. Similarly, the financial information presented in the analysis of the Fourth Quarter Results of Operations - 2004 versus the fourth quarter of 2003 is not comparable for the reasons stated above.

        The financial statements are prepared using the accounting policies as described in Note 4 to the 2004 Annual Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise. This Management Discussion and Analysis is as of March 18, 2005.

For further information on ACE's and Air Canada's public disclosure file, please consult www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

        ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

        Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of March 18, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                           ACE AVIATION HOLDINGS INC.
                                      2004
                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

EXPLANATORY NOTES
-----------------

GLOSSARY OF TERMS

Revenue Passenger Miles (RPMs)
------------------------------

A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------

A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------

A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield per RPM)
------------------------------------------------------------

Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------

Average passenger revenue per available seat mile.

"Corporation" refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation, trust partnership or limited partnership, which is controlled, directly or indirectly, by ACE.

COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

MAINLINE OR MAINLINE-RELATED OPERATIONS

        As a result of the restructuring, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. Refer to page 8 of the MD&A and Note 21 of the 2004 Annual Consolidated Financial Statements for additional information. Segment information is reported on a prospective basis from the date of the restructuring (September 30, 2004). In order to allow the reader to compare certain financial and statistical information to prior years, the MD&A will continue to contain references to "Mainline" or "Mainline-related" operations until such time as the information is comparable to prior years. "Mainline" or "Mainline-related" operations refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan), a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers; ZIP Air Inc. (ZIP), a wholly-owned airline which ceased operations in September 2004; Destina.ca Inc. (Destina), a web based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada, Air Canada Jazz and to third party airlines operating under capacity purchase agreements; and other smaller related subsidiaries of ACE. Also included are the following stand-alone limited partnerships which were established on implementation of the Plan: AC Online, an online travel site offering customers both air and non-air products; Air Canada Technical Services (ACTS) that, together with Air Canada, provides technical services; AC Cargo that, together with Air Canada, provides cargo services; and Air Canada Ground Handling Services (ACGHS) which provides ground handling services. Mainline or Mainline-related operations exclude the operations of Jazz LP (Air Canada Jazz or Jazz), ACE's regional airline; third party airlines operating under capacity purchase agreements; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business was the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries of ACE. Wingco was amalgamated into Air Canada Capital Ltd. on September 30, 2004.

NON-GAAP EARNINGS (LOSSES)

        Due to the significant events facing the Predecessor Company in prior years, Management reviews financial results on a normalized basis after adjusting certain items. Significant items, such as reorganization and restructuring items, which are not reflective of the underlying financial performance of the Predecessor Company from ongoing operations, have been removed from reported earnings (losses) for the purposes of adjusted or non-GAAP earnings (losses).

        Net income (loss) adjusted for restructuring and reorganization items is not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted net income (loss) measures in the context of the Corporation's and Air Canada's GAAP results.

        Net income (loss) before reorganization and restructuring items in 2003 and 2004 is reconciled to net income (loss) as follows:

                                                        PREDECESSOR      SUCCESSOR
                                                          COMPANY         COMPANY
                                                         AIR CANADA         ACE
                                                       -------------    -------------
                                                        NINE MONTHS        PERIOD
                                                           ENDED            ENDED       COMBINED
($ millions)                                2003       SEPT 30, 2004    DEC 31, 2004      2004
----------------------------------------   --------    -------------    -------------   --------
GAAP net income (loss)                       (1,867)            (895)              15       (880)
Add back:
Reorganization and restructuring items        1,050              871                -        871
                                           --------    -------------    -------------   --------
Net income (loss) adjusted for
 reorganization and restructuring items        (817)             (24)              15         (9)
                                           ========    =============    =============   ========

        EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions.

        EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR before reorganization and restructuring items and EBITDAR before non-recurring labour expenses are reconciled to operating income before reorganization and restructuring items and to EBITDAR before non-recurring labour expenses, as follows:

                                                               PREDECESSOR      SUCCESSOR
                                                                  COMPANY        COMPANY
                                                                AIR CANADA        ACE
                                                              -------------   ------------
                                                                NINE MONTHS      PERIOD
                                                                   ENDED         ENDED        COMBINED
($ millions)                            2002        2003      SEPT 30, 2004   DEC 31, 2004    2004 (1)
-----------------------------------   --------    --------    -------------   ------------    --------
GAAP operating income (loss)              (192)       (684)             120             (3)        117
 before undernoted items:
   Reorganization and restructuring
    items
   Non-recurring labour expenses
Add back:
 Depreciation, amortization
  and obsolescence                         372         366              312             85         397
 Aircraft rent                           1,109       1,008              521            111         632
                                      --------    --------    -------------   ------------    --------
EBITDAR, before non-recurring
 labour expenses and
 reorganization and restructuring
 items                                   1,289         690              953            193       1,146
                                      ========    ========    =============   ============    ========
EBITDAR margin (%)(2)                     13.1         8.2             13.9            9.4        12.9

(1) Refer to page 2 of this MD&A for additional information.
(2) EBITDAR margin is calculated as EBITDAR divided by operating revenues.

LOYALTY PROGRAM

        As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits (Miles) were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

        Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz are included in passenger revenue and miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. These revenues amounted to $173 million for the nine months ended September 30, 2004 ($177 million for the twelve months ended December 31, 2003). Based on historical experience and current program policies, the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight line basis over a period of 30 months in other revenue. The Corporation performs regular evaluations of the breakage estimate which may result in certain adjustments.

        Also, effective September 30, 2004, the Corporation commenced deferring passenger revenues equivalent to the fair value of Miles earned through air travel on the Corporation's services based upon the cost of purchasing the mileage credits from Aeroplan. These deferred passenger revenues will be recognized in a future period when the Miles are redeemed. The sum of passenger revenues from Miles redeemed for air travel on Air Canada and Jazz and the above noted deferred revenues are referred to as Aeroplan passenger revenues (Aeroplan passenger revenues).

        The current portion of loyalty program deferred revenues of $497 million ($192 million at December 31, 2003 as recorded under the previous accounting policy) are reported in Advance ticket sales and Loyalty program deferred revenues. The determination of the current portion is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

OVERVIEW AND GENERAL BUSINESS SUMMARY
-------------------------------------

SUMMARY

        ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan) as further described in Note 2 to the 2004 Annual Consolidated Financial Statements. From the date of ACE's incorporation until the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows.

        In accordance with the implementation of the Plan involving Air Canada as the Predecessor Company, and certain subsidiaries pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) (CCAA), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and each of its subsidiaries. As part of the Plan, in addition to Aeroplan, Jazz, Destina and Air Canada Vacations, which were already established as separate legal entities, Air Canada Technical Services (ACTS), AC Cargo, Air Canada Ground Handling Services and AC Online were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership.

        As described in Note 21 to the 2004 Annual Consolidated Financial Statements, ACE's businesses are operated through four reporting segments which include:

Transportation Services
-----------------------

        Transportation services include the Corporation's principal passenger and cargo transportation services covering Air Canada and related ancillary services and, effective September 30, 2004, the Corporation records the transportation revenues earned on Jazz operations and the fees related to Jazz operations as provided for under a capacity purchase agreement.

        Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-US market as well as Canada-International markets. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star

Alliance which is the world's largest airline network. Jazz is the largest regional airline in Canada.

        Destina and AC Online manage Air Canada's commercial web sites in addition to operating an online travel site offering customers both air and non-air products.

        Air Canada Vacations is a major Canadian tour operator providing vacation packages.

        Air Canada and Air Canada Cargo provide air cargo services on domestic, transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and manages the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada continues to offer cargo services on its international passenger flights.

        Air Canada Ground Handling Services provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include "above and below the wing" passenger and baggage handling services and ancillary services such as deicing, ground support and equipment maintenance.

Loyalty Program
---------------

        Aeroplan is a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Accumulated mileage may be redeemed for travel rewards or for goods and services from non-airline partners.

Technical Services
------------------

        ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.

Regional Operations
-------------------

        Jazz is responsible for regional airline operations and provides service throughout Canada and to certain destinations in the United States under a Capacity Purchase Agreement (CPA) between Air Canada and Jazz that came into effect on September 30, 2004. Under the CPA, Jazz focuses on airline operations and customer service and Air Canada is responsible for scheduling, marketing and pricing and related commercial activities of the regional operations. Under this agreement, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the CPA. These intercompany transactions are eliminated in the consolidated financial statements.

        Refer to Note 21 to the 2004 Annual Consolidated Financial Statements for additional information on ACE's operating segments.

NEW BUSINESS STRATEGY
---------------------

        In order to respond to a rapidly changing landscape, including increasing competition from low-cost carriers, in 2003 and 2004, Air Canada fundamentally changed its business strategy and redesigned its business process. The Corporation designed and embarked on a new business plan to: (i) solidify its domestic market position through a superior product offering at a competitive cost; (ii) provide a solid foundation for its growing international markets; and (iii) mazimize the value inherent in ACE's non-airline subsidiaries.

        The Corporation's new business strategy is based on the following four major components, each of which is further described below:

        (i)     a competitive cost structure;
        (ii) a redesigned network to maximize efficiency and leverage international growth opportunities;
        (iii)   a customer driven revenue model for passenger services; and
        (iv) a new corporate structure to maximize the value of its subsidiaries.

COMPETITIVE COST STRUCTURE

        The foundation of the new business strategy is a competitive cost structure. As a result of the CCAA restructuring process, the Corporation was in a position to restructure its costs. The Corporation believes that its new cost structure will allow it to compete more effectively with other industry players in each of its targeted market segments. The Corporation's focus on cost reductions is reflected in all components of the new business strategy, and includes:

        (i) an important reduction in labour costs resulting from higher productivity, a rationalized work force and lower average salaries;
        (ii) the repudiation and renegotiation of various contractual obligations, including those related to aircraft, real estate and suppliers;
        (iii) a fleet simplification through the elimination of older, less efficient aircraft and the increased utilization of new large regional jet aircraft with lower trip costs in order to better match capacity with demand, as well as a reduction in the number of aircraft types in order to lower maintenance, inventory and pilot training costs; and
        (iv)    the increasing use of technology in order to reduce costs.

        Unlike its low-cost competitors, the Corporation incurs costs related to the offer of value-added transportation services, such as Executive Class services and other non-air services. The Corporation believes that these costs are offset by a revenue premium, driven primarily by higher passenger yield and passenger load factor, increased international connecting traffic and increased Aeroplan and cargo revenues. The Corporation expects to maintain this revenue premium by continuing to leverage its key competitive advantages, including:

        (i) a more extensive route network, greater flight frequency and greater market presence;
        (ii) value-added services, for which customers are willing to pay a premium, including unlimited schedule changes, same day stand-by, advance seat selection, full Aeroplan mileage, concierge service and Executive Class service; and
        (iii) higher yielding international (including transborder) connections, which currently represent approximately 30 per cent of the Corporation's domestic traffic.

REDESIGNED NETWORK TO MAXIMIZE EFFICIENCY AND LEVERAGE INTERNATIONAL GROWTH OPPORTUNITIES

        The Corporation's objective is to become the customer's clear choice in all the markets in which it competes by offering a better scheduled product at a competitive price. To this end, the Corporation's redesigned network focuses on offering high flight frequency on key domestic and transborder routes, while maintaining competitive frequency on other domestic and transborder routes, and reducing the average seating capacity per departure.

        To this end, Jazz, the Corporation's regional carrier, forms an integral part of Air Canada's domestic and transborder market strategy. The Corporation expects to achieve its objectives through the increased use of large regional jet aircraft which have lower trip costs. This initiative, for which deliveries commenced in October 2004, will see Air Canada and Jazz add 90 new regional jet aircraft to their fleet by 2008. In addition, as a result of agreements reached with Air Canada's and Jazz's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations. The Corporation expects that the lower trip costs of these regional jet aircraft will enable the Corporation to compete more effectively with low-cost carriers. This strategy should allow the Corporation to operate its network more efficiently by better matching capacity with demand and by facilitating connections in a timely fashion.

        Since international services generally produce higher margins than domestic and transborder services, the Corporation also intends to expand its existing services to international destinations and serve new international destinations. The Corporation believes that it is well positioned to grow its international services and increase its current market share by leveraging the following competitive advantages:

        (i)     its superior international network;
        (ii) its widely recognized brand and its strong position in the market for trans-Atlantic and trans-Pacific travel to and from Canada and more recently the Canada-South America market;
        (iii) its competitive position with respect to labour costs as compared to major international legacy carriers, which results in part from the restructuring process; and
        (iv) its ability to capitalize on the relative speed and convenience associated with having its hubs located in Canada which, unlike the United States, does not currently require a visa from residents of certain countries transiting through the country.

        For domestic, transborder and international services, the Corporation will continue to leverage the strengths of its Aeroplan program.

CUSTOMER DRIVEN REVENUE MODEL FOR PASSENGER SERVICES

        The Corporation's new revenue model for passenger services is aimed at improving customer satisfaction and retention by focusing on simplicity, value, choice, transparency and flexibility for the customer and is resulting in greater passenger volume, higher passenger load factors and increased cost efficiency for Air Canada and Jazz.

        The new revenue model is based on five simple fare types ranging from low one-way fares, substantially similar to those offered by low-cost carriers, to Executive Class fares. The new fares are based on a different combination of product attributes, including the ability to make changes to reservations, seat selection and Aeroplan mileage. The new model provides transparency by allowing customers to compare prices and travel options and select the most suitable fare. The Corporation believes that this establishes a clear link between price and value and will be a key driver in achieving customer loyalty.

        The new revenue model was introduced in Air Canada's and Jazz's domestic markets in May 2003. In February 2004, the new revenue model was expanded to most destinations in the continental United States served by Air Canada and Jazz in cooperation with United Airlines, one of Air Canada's Star Alliance partners. The Corporation believes that its increasing use of the internet to improve its distribution network has facilitated market acceptance of its new revenue model. Air Canada also intends to implement a similar fare structure for its international services.

NEW CORPORATE STRUCTURE TO MAXIMIZE THE VALUE OF SUBSIDIARIES

        In connection with the implementation of the Plan, a new corporate structure was established pursuant to which the various business segments that were formerly within Air Canada became stand-alone subsidiaries of ACE. The new corporate structure was designed to:

        (i) put in place separate management and business plans for each subsidiary to better focus their strategic direction and profit making efforts;
        (ii) align management, capital and human resource needs within each individual business;
        (iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business; and
        (iv) maximize subsidiaries' value that was not fully recognized when the business segments were part of Air Canada.

        ACE's subsidiaries are at varying stages of their corporate development and maximizing value at these entities is a priority in the efforts of ACE's senior management. ACE's value enhancement strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes. ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all its shareholders.

        From time to time, ACE reviews acquisition opportunities in respect of businesses or assets that may be complementary to its own. Where appropriate, to increase shareholder value, ACE may consider entering into acquisitions and joint ventures, although no decision has been made in respect of any such acquisition or joint venture opportunity.

        In addition, ACE is pursuing internal growth opportunities at its various subsidiaries. In particular, Aeroplan intends to grow its revenues through greater access to Air Canada's network for mileage redemption and the addition of new partners across various retail segments. ACTS intends to leverage its unused capacity by developing its third party customer base, including US carriers that have recently increased their outsourcing of maintenance repair and overhaul work (MRO).

FOURTH QUARTER RESULTS OF OPERATIONS - 2004 VERSUS 2003
-------------------------------------------------------

        The following table sets out the 2004 results of operations for ACE, the Successor Company, as compared to the fourth quarter 2003 results of operations for Air Canada, the Predecessor Company. From the date of ACE's incorporation until September 29, 2004, the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, carry on any operations or have cash flows. Because ACE had no significant transactions from June 29, 2004 to September 29, 2004, hereafter in this discussion, we will describe ACE's 2004 results of operations as quarterly operations and these results will be compared to the results of operations of Air Canada for the fourth quarter of 2003. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence from CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor's financial statements are not comparable to those prepared for Air Canada prior to emergence.

        Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

                                                       SUCCESSOR COMPANY     PREDECESSOR COMPANY
                                                              ACE                 AIR CANADA
                                                       -----------------     -------------------
($ MILLIONS, EXCEPT PER SHARE FIGURES)                    PERIOD ENDED        THREE MONTHS ENDED
(UNAUDITED)                                               DEC 31, 2004           DEC 31, 2003
--------------------------------------------------     -----------------     -------------------
Operating revenues
  Passenger                                                        1,681                   1,615
  Cargo                                                              151                     131
  Other                                                              230                     231
                                                       -----------------     -------------------
                                                                   2,062                   1,977
                                                       -----------------     -------------------
Operating expenses
  Salaries, wages and benefits                                       596                     633
  Aircraft fuel                                                      432                     290
  Aircraft rent                                                      111                     210
  Airport and navigation fees                                        198                     168
  Aircraft maintenance, materials and supplies                        78                      78
  Communications and information technology                           66                      93
  Food, beverages and supplies                                        76                      76
  Depreciation, amortization and obsolescence                         85                      94
  Commissions                                                         65                      58
  Other                                                              358                     354
                                                       -----------------     -------------------
                                                                   2,065                   2,054
                                                       -----------------     -------------------
Operating income (loss) before reorganization
 and restructuring items                                              (3)                    (77)

  Reorganization and restructuring items                               -                    (560)

Non-operating income (expense)
  Interest income                                                     11                       4
  Interest expense                                                   (60)                    (19)
  Interest capitalized                                                 2                       -
  Loss on sale of and provisions on assets                             -                    (118)
  Other                                                              (20)                      1
                                                       -----------------     -------------------
                                                                     (67)                   (132)
                                                       -----------------     -------------------

Loss before foreign exchange on non-compromised
 long-term monetary items and income taxes                           (70)                   (769)

Foreign exchange gain (loss) on non-compromised
 long-term monetary items                                             98                      (7)
                                                       -----------------     -------------------

Income (loss) before income taxes                                     28                    (776)
Recovery of (provision for) income taxes                             (13)                      8
                                                       -----------------     -------------------

Income (loss)                                                         15                    (768)
                                                       =================     ===================
Earnings (loss) per share (1)
  - Basic                                                           0.17                   (6.39)
  - Diluted                                                         0.17                   (6.39)

(1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

COMPARISON OF FOURTH QUARTER RESULTS

        For the quarter ended December 31, 2004, ACE reported an operating loss of $3 million, an improvement of $74 million compared to Air Canada's operating loss before reorganization and restructuring items of $77 million recorded in the same quarter of 2003. Operating revenues were up $85 million or 4 per cent. Despite a fuel expense increase of $142 million, operating expenses increased by only $11 million on an ASM capacity decrease of 2 per cent.

         Net income for the quarter was $15 million compared to a net loss of $768 million in the fourth quarter of 2003. The fourth quarter of 2003 included reorganization and restructuring items amounting to $560 million.

OPERATING REVENUES

        Passenger revenues were up $66 million or 4 per cent from 2003 and included Aeroplan passenger revenues of $41 million in the fourth quarter of 2004.

        Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are recorded in passenger revenue and passenger revenues are being deferred equivalent to the fair value of miles earned through air travel on the Corporation's services (Aeroplan passenger revenues). Previously, Aeroplan redemption revenues were included in other revenue. As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, passenger revenues, RASM and yield per RPM are not directly comparable to the previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

        The table below describes, by major market, quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

        OPERATING STATISTICS - QUARTER 4, 2004 VERSUS QUARTER 4, 2003

                         PASSENGER   CAPACITY   TRAFFIC   PASSENGER LOAD   YIELD
                          REVENUE     (ASMs)     (RPMs)       FACTOR      PER RPM      RASM
                         % CHANGE    % CHANGE   % CHANGE     PP CHANGE    % CHANGE   % CHANGE
                         ---------   --------   --------  --------------  --------   --------
Canada                       0          (8)         2            8.1         (2)          9
US                         (17)        (16)        (5)           8.1        (12)         (1)
Atlantic                     4          (4)        (3)           0.3          8           9
Pacific                     35          24         23           (0.9)        10           9
Other                       22          16         18            1.6          3           5
System
 (excl. Aeroplan)            1          (2)         4            4.7         (3)          4
System
 (incl. Aeroplan)            4          (2)         4            4.7          0           6

        For the 2004 quarter, system passenger traffic increased 4 per cent on a decrease of 2 per cent in ASM flying capacity producing a 4.7 percentage point improvement in load factor. Excluding Aeroplan passenger revenues, yield per RPM decreased 3 per cent. The yield per RPM decrease was mainly due to increased low-cost competition, a weak transborder market and a greater proportion of longer haul flying which has a lower yield per RPM. However, with the major improvement in load factor, system RASM, excluding Aeroplan passenger revenues, rose 4 per cent over the fourth quarter of 2003.

        Fourth quarter domestic passenger revenues were up $16 million or 2 per cent and included Aeroplan passenger revenues of $18 million in the 2004 quarter. Domestic passenger traffic was up 2 per cent and capacity was reduced by 8 percent resulting in a passenger load factor improvement of 8.1 percentage points. Reflecting the improvement in passenger load factor, excluding Aeroplan passenger revenues, domestic RASM rose 9 per cent above the 2003 level.

        US transborder passenger revenues were down $51 million or 14 per cent and included Aeroplan passenger revenues of $11 million in the 2004 quarter. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 16 per cent. As a result, traffic declined 5 per cent resulting in a passenger load factor improvement of 8.1 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 12 per cent reflecting increased capacity in the US transborder market. Excluding Aeroplan passenger revenues, US transborder RASM was down 1 per cent as the improvement in passenger load factor did not fully offset the yield decrease.

        Other international passenger revenues were $101 million or 18 per cent above the fourth quarter of 2003 and included Aeroplan passenger revenues of $12 million in the 2004 quarter. Atlantic revenues, including Aeroplan passenger revenues of $6 million, increased $19 million or 6 per cent, reflecting an 8 per cent increase in yield per RPM, excluding Aeroplan passenger revenues. Excluding Aeroplan passenger revenues, RASM increased 9 per cent. Pacific revenues were up $55 million or 37 per cent and included Aeroplan passenger revenues of $2 million. This increase, excluding Aeroplan passenger revenues, reflected a 10 per cent increase in yield per RPM. As a result, excluding Aeroplan passenger revenues, RASM increased 9 per cent. South Pacific, Caribbean, Mexico and South America revenues increased $27 million or 28 per cent and included Aeroplan passenger revenues of $4 million. Traffic increased 18 per cent on an ASM capacity increase of 16 per cent resulting in a passenger load factor improvement of 1.6 percentage points. Excluding Aeroplan passenger revenues, yield per RPM increased 3 per cent over the fourth quarter of 2003. Excluding Aeroplan passenger revenues, RASM increased 5 per cent due to both the passenger load factor improvement and the yield per RPM increase. The growth in these markets is mainly from increased capacity to traditional leisure destinations as well as the addition of new routes to South America and other destinations.

        Cargo revenues increased $20 million or 15 per cent due to higher traffic mainly in the Pacific and Atlantic markets as well as higher yield due in part to surcharges. Cargo freighter operations commenced in the domestic market in June 2004 and in the international market in November 2004 to replace Boeing 747-400 Combi aircraft which were retired. The fourth quarter of 2004 includes revenues of $14 million from freighter operations.

        Other revenues were down $1 million. As a result of the change in accounting policy for the loyalty program as described above, commencing in October 2004, Aeroplan passenger revenues are recorded in passenger revenue. These passenger revenues amounted to $41 million in the fourth quarter of 2004. Previously, Aeroplan redemption revenues were recorded in other revenue. This change resulted in a $17 million reduction to Aeroplan other revenue versus the fourth quarter of 2003. Excluding the impact of this change, Aeroplan revenues rose $24 million due partially to an increase in non-air redemption revenues. Third party aircraft maintenance revenues also increased by approximately $25 million reflecting higher heavy and engine maintenance activity.

        The analysis of other revenue in the above comparisons has been provided based on the products and services offered by the Corporation for Aeroplan, Air Canada Technical Services and Air Canada Vacations. This is consistent with prior year's reporting with the exception of Aeroplan redemption revenues which are recorded in passenger revenues beginning in the fourth quarter of 2004. As a result of the restructuring, effective September 30, 2004, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. This segment reporting is applied on a prospective basis from the date of fresh start reporting. Refer to Note 21 of 2004 Consolidated Financial Statements and to page 76 of this MD&A for additional information.

OPERATING EXPENSES

        For the quarter, total operating expenses increased $11 million or 1 per cent compared to the fourth quarter of 2003 despite an increase in fuel expense of $142 million or 49 per cent. Unit cost increased 3 per cent from the 2003 level (excluding fuel expense, down 5 per cent). Excluding fuel expense, operating expenses decreased $131 million from the fourth quarter of 2003 on a 2 per cent reduction to ASM capacity.

        Salaries and wage expense declined $27 million or 5 per cent reflecting a reduction of an average of over 1,000 full-time equivalent (FTE) employees or 3 per cent from 2003 as well as salary reductions for unionized and non-unionized labour groups. Compared to the fourth quarter of 2002, average FTE employees were down over 8,000 employees or 20 per cent.

        Employee benefits expense decreased $10 million or 8 per cent from the fourth quarter of 2003 due largely to lower pension expense resulting from the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting which accounted for approximately $22 million of the decrease. In the fourth quarter of 2003, a $10 million favourable adjustment was recorded relating to an updated actuarial valuation of worker's compensation liability.

        Fuel expense increased $142 million or 49 per cent. The average base fuel price increase of $179 million or 66 per cent was partially offset by a reduction of $31 million due to the favourable impact of a stronger Canadian dollar and reduced flying.

        Aircraft rent expense decreased $99 million or 47 per cent and included the reclassification of certain operating leases to capital leases, renegotiated lease rates, the elimination of deferred changes and deferred credits as well as the impact of aircraft repudiations/returns. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars.

        Airport and navigation fees increased $30 million or 18 per cent mainly due to rate increases. In addition, 2003 included a favourable adjustment of $17 million reversing charges related to fees in foreign locations in 2002.

        Aircraft maintenance materials and supplies expense was unchanged from the 2003 quarter.

        Communications and information technology expense was down $27 million or 29 per cent largely as a result of increased direct passenger sales via the internet, renegotiated contract rates for information technology and communication services, a decrease in information technology maintenance costs and the favourable impact of a stronger Canadian dollar.

        Depreciation expense decreased $9 million or 10 per cent largely due to the impact of fresh start reporting including lower software amortization and computer, aircraft and other depreciation costs. This decrease was partially offset by an increase due to the reclassification of certain operating leases to capital leases of approximately $5 million and the amortization of intangible assets recorded at fresh start of $17 million.

        Commission expense was up $7 million or 12 per cent reflecting, in part, increased passenger revenues partially offset by revised rates for Web and Global Distribution System (GDS) bookings.

        The other operating expense category increased $4 million or 1 per cent. Expense increases included an increase relating to higher volume of tour packages by Air Canada Vacations as well as higher advertising and promotion expenses, customer maintenance materials and Aeroplan liability expenses. These increases were largely offset by reductions in insurance, credit card fees, terminal handling, crew expenses and numerous other expense reductions.

        Unit cost was 3 per cent above the fourth quarter of 2003 on an ASM capacity decrease of 2 per cent (excluding fuel expense, down 5 per cent).

NON-OPERATING EXPENSE

        Non-operating expense amounted to $67 million in the quarter, a $65 million decrease from the fourth quarter of 2003. Net interest expense increased $32 million primarily due to the reclassification of certain operating leases to capital leases as well as interest expense relating to new long-term debt resulting from the restructuring process. In 2003, Air Canada did not record interest expense on unsecured debt subject to compromise.

        There was no loss on sale of assets in the 2004 quarter. In the fourth quarter of 2003, a loss on sale of assets of $118 million was recorded mainly relating to provisions recorded on non-operating aircraft, inventory and other investments.

FOREIGN EXCHANGE GAINS

        Gains from foreign exchange on long-term monetary items amounted to $98 million in the fourth quarter of 2004. The gains recorded in the quarter included $79 million related to capital lease obligations.

FLEET STATUS
------------

OPERATING FLEET

        Air Canada's Mainline operating fleet, excluding Jazz aircraft, at December 31, 2004, was as described below:

                                            AVERAGE
                               NUMBER        AGE OF
                                 OF        OPERATING
                             OPERATING      AIRCRAFT              CAPITAL   OPERATING
                            AIRCRAFT (1)    (YEARS)     OWNED      LEASE      LEASE
                            ------------   ----------   -----     -------   ----------
WIDEBODY AIRCRAFT
Airbus A340-500                        2          0.5       2(2)        -            -
Airbus A340-300                        9          7.5       -           8            1
Airbus A330-300                        8          4.2       -           8            -
Boeing 767-300                        30         11.4       1           2           27
Boeing 767-200                        12         18.5      12           -            -

NARROWBODY AIRCRAFT
Airbus A321                           13          3.9       -           -           13
Airbus A320                           52         11.8       -           -           52
Airbus A319                           48          6.0       -          17           31
Canadair Regional Jet CRJ 100         25          9.2       -           -           25
                            -----------------------------------------------------------
TOTAL AIRCRAFT                       199          9.3      15          35          149
                            ===========================================================

(1) Excludes three owned Boeing 747-200, one owned Boeing 747-400, three owned Boeing 737-200, eight owned Boeing 767-200 and 16 owned DC-9 aircraft which were permanently removed from service.
(2) These aircraft are 100 per cent financed under conditional sales agreements.

        In 2004, Air Canada took delivery of two Airbus A340-500 aircraft. During 2004, one Boeing 747-400 aircraft was returned to the lessor. Two Boeing 747-400 aircraft were purchased from General Electric Capital Corporation (GECC) of which one Boeing 747-400 aircraft was sold and one Boeing 747-400 aircraft was removed from service. The Boeing 747-400 aircraft which was removed from service was sold in January 2005. In addition, one Boeing 767-200 aircraft was removed from service and all remaining 13 Boeing 737-200 aircraft were returned to the lessor or repudiated.

        The average age of the Mainline operating fleet was 9.3 years as at December 31, 2004.

        Jazz's operating fleet at December 31, 2004 was as described below:

                                            AVERAGE
                               NUMBER        AGE OF      TOTAL           TOTAL
                                 OF        OPERATING     OWNED        -OPERATING
                              OPERATING      FLEET     OPERATING        LEASED
                            AIRCRAFT (1)    (YEARS)    AIRCRAFT (2)   AIRCRAFT (2)
                            ------------   ---------   ------------   ------------
Jazz
Canadair Regional Jet CRJ 200         18         3.5              -             18
British Aerospace BAe 146              2        15.7              -              2
de Havilland DHC-8-300                26        14.8             17              9
de Havilland DHC-8-100                45        16.7             42              3
                            ------------   ---------   ------------   ------------
TOTAL AIRCRAFT                        91        13.5             59             32
                            ============   =========   ============   ============

(1) Excludes four BAe146 and one Dash 8-100 aircraft which have been parked, pending return to lessors and two BAe 146 aircraft which were available as operational spares.
(2) Excludes five owned Beech 1900D aircraft which have been leased by Air Canada Capital Inc. to third party airlines operating under capacity purchase agreements and 27 Fokker F28 aircraft of which have been permanently retired.

        During 2004, eight Dash 8-100 aircraft were returned to lessors, one Dash 8-100 aircraft was sold and two BAe 146 aircraft were returned to lessors. The two operating BAe 146 aircraft were retired from active service in 2005, and all BAe 146 aircraft are planned to be returned to lessors by June 2005. In 2004, Jazz took delivery of eight CRJ-200 aircraft.

        The average age of Jazz's operating fleet was 13.5 years as at December 31, 2004.

EMPLOYEES
---------

        The Corporation concluded new long-term collective agreements with all union groups which expire in 2009. These collective agreements provide for a process to revise wage levels in 2006 by negotiation or, failing negotiation, by mediation or arbitration without resort to strike or lock-out.

        The implementation of the unionized workforce reduction plan emanating from the Corporation's new collective agreements and the implementation of the workforce reduction plan pertaining to the Corporation's non-unionized workforce were substantially completed by the end of 2004. Further workforce reductions in some areas are anticipated with the introduction of new technology and a voluntary separation plan and additional non-unionized workforce reductions in some areas are planned to occur in 2005.

        A significant reduction of full-time equivalent (FTE) employees has been achieved through the implementation of these workforce reduction plans. In the fourth quarters of 2002 and 2003, the Corporation had an average of 39,996 and 33,124 FTE employees, respectively. In the fourth quarter of 2004, the Corporation had an average of 31,991 FTE employees, a 20 per cent decrease from the fourth quarter of 2002, as shown in the table below:

                                                FTE EMPLOYEES   FTE EMPLOYEES   FTE EMPLOYEES
                                                 4TH QUARTER     4TH QUARTER     4TH QUARTER    AGREEMENT(S)
           EMPLOYEE GROUP         UNION/(1)/        2004             2003           2002        EXPIRY DATE
-------------------------------   -----------   -------------   -------------   -------------   ------------
Mainline-related
Management & Administrative
 Support employees                      -               3,390           3,614          4,723           -
Pilots                                ACPA              2,563           2,830          3,100      2009/(2)/
Flight Attendants                     CUPE              5,838           5,898          6,789      2009/(2)/
Customer Sales & Service Agents     CAW/IBT             4,908           4,899          6,303      2009/(2)/
Ramp & Cargo Employees               IAMAW              4,736           4,769          5,428      2009/(2)/
Technical Services Maintenance
 Employees                        IAMAW/other           5,093           5,459          6,830      2009/(2)/
U.K. unionized employees            AMICUS/
                                      TGWU                729             743            850      2009/(2)/
Other unionized employees           Various               608             681            820      2009/(2)/
Other                                  -                  331             305            362      2009/(2)/
                                                -------------   -------------  -------------
Total Mainline-related                                 28,196          29,198         35,205
Jazz and other subsidiaries         Various             3,795           3,926          4,791
                                                -------------   -------------  -------------
Total Consolidated                                     31,991          33,124         39,996



/(1)/ ACPA: Air Canada Pilots' Association; CUPE: Canadian Union of Public
      Employees; CAW: National Automobile, Aerospace, Transportation and General Workers Union of Canada; IBT: International Brotherhood of Teamsters;
      IAMAW: International Association of Machinists and Aerospace Workers; and
      TGWU: Transport and General Workers Union.
/(2)/ Although the collective agreements will expire in 2009, wages may be subject to renegotiations in 2006.

        The table below reflects the significant reduction in average quarterly FTE employee levels from 2001 to 2004:


Average Number of FTE Employees

------------------------------------------------------------------------------
      Year - Quarter                Average Number of FTE Employees
------------------------------------------------------------------------------
2001 - Q1                                        44,841
------------------------------------------------------------------------------
2001 - Q2                                        43,425
------------------------------------------------------------------------------
2001 - Q3                                        42,614
------------------------------------------------------------------------------
2001 - Q4                                        39,480
------------------------------------------------------------------------------
2002 - Q1                                        38,440
------------------------------------------------------------------------------
2002 - Q2                                        39,941
------------------------------------------------------------------------------
2002 - Q3                                        40,006
------------------------------------------------------------------------------
2002 - Q4                                        39,996
------------------------------------------------------------------------------
2003 - Q1                                        39,319
------------------------------------------------------------------------------
2003 - Q2                                        36,798
------------------------------------------------------------------------------
2003 - Q3                                        33,680
------------------------------------------------------------------------------
2003 - Q4                                        33,124
------------------------------------------------------------------------------
2004 - Q1                                        32,986
------------------------------------------------------------------------------
2004 - Q2                                        32,832
------------------------------------------------------------------------------
2004 - Q3                                        32,280
------------------------------------------------------------------------------
2004 - Q4                                        31,991
------------------------------------------------------------------------------

[tabular presentation of graphic display]

BALANCE SHEET
-------------

        The consolidated balance sheet as of December 31, 2004 represents the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis. The consolidated balance sheets as of December 31, 2003 and 2002 represent the accounts of Air Canada and its subsidiaries. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, amounts in the Predecessor Company are not comparable.

                                                            PREDECESSOR     PREDECESSOR     SUCCESSOR
                                                              COMPANY         COMPANY        COMPANY
                                                             AIR CANADA     AIR CANADA         ACE
AS AT DECEMBER 31                                           -----------    ------------     ---------
($ millions)                                                    2002           2003           2004
-----------------------------------------------------       -----------    ------------     ---------
ASSETS
Current
  Cash and cash equivalents                                         558             670         1,632
  Other current assets                                            1,204           1,041         1,063
                                                            -----------     -----------     ---------
                                                                  1,762           1,711         2,695

Property and equipment                                            2,152           1,700         3,696
Deferred charges                                                  1,774           2,340           167
Goodwill                                                            510             510             -
Intangible Assets                                                   231             164         2,691
Other assets                                                        983             485           137
                                                            -----------     -----------     ---------
                                                                  7,412           6,910         9,386
                                                            ===========     ===========     =========
LIABILITIES
Current liabilities                                               2,592           2,402         2,491
Long-term and subordinated perpetual debt and
 capital lease obligations                                        4,314             332         2,328
Convertible preferred shares                                          -               -           132
Future income taxes                                                  28              11           243
Pension and other benefit liabilities                               837             964         2,344
Other long-term liabilities                                         568           1,216         1,645
Deferred credits                                                  1,361             827             -
                                                            -----------     -----------     ---------
                                                                  9,700           5,752         9,183
Liabilities subject to compromise                                     -           5,313             -
                                                            -----------     -----------     ---------
                                                                  9,700          11,065         9,183
                                                            -----------     -----------     ---------
SHAREHOLDERS' EQUITY                                             (2,288)         (4,155)          203
                                                            -----------     -----------     ---------
                                                                  7,412           6,910         9,386
                                                            ===========     ===========     =========
Weighted average common shares outstanding (millions)
  - basic (1)                                                       120             120            89
  - diluted (1)(2)                                                  120             120            90

(1) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.
(2) Excludes shares having the potential effect of being anti-dilutive for the purposes of calculating earnings per share. If these shares were included at December 31, 2004, diluted shares would be 99 million. Refer to Note 20 to the 2004 Annual Consolidated Financial Statements.

        As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 million has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700 million, net of contributed surplus of $175 million, was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186 million as at September 30, 2004. Fresh start values reported in Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 million and an increase to liabilities of $79 million, resulting in an increase to Shareholders' Equity of $797 million for an adjusted Shareholders' Equity of $186 million.

FINANCIAL MANAGEMENT - SUCCESSOR COMPANY
----------------------------------------

ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOW

                                                                             SUCCESSOR          PREDECESSOR
                                                                              COMPANY             COMPANY
                                                                                ACE              AIR CANADA
                                                                           -------------    --------------------
                                                                            PERIOD ENDED    THREE MONTHS ENDED
(in millions of Canadian dollars)                                             DEC 31/04         DEC 31/03
-----------------------------------------------------------------------    -------------    --------------------
CASH FLOWS FROM (USED FOR) OPERATING
Income (loss) for the period                                                          15                    (768)

Adjustments to reconcile to net cash provided by operations
-----------------------------------------------------------
Reorganization and restructuring items                                                 -                     528
Depreciation, amortization and obsolescence                                           85                      94
Loss on sale of and provisions on assets                                               -                     118
Foreign exchange                                                                     (98)                      7
Future income taxes                                                                   11                      (4)
Employee future benefit funding less than expense                                    (52)                    (33)
Decrease (increase) in accounts receivable                                           269                      36
Decrease (increase) in spare parts, materials & supplies                             (30)                      3
Increase (decrease) in accounts payable & accrued liabilities                       (256)                    (85)
Increase (decrease) in advance ticket sales, net of restricted cash                 (103)                      8
Aircraft lease payments (in excess of) less than rent expense                        (14)                     78
Other                                                                                 61                      (2)
                                                                           -------------    --------------------
Cash flows from (used for) operating activities before undernoted items             (112)                    (20)
Settlement of lease obligations                                                     (290)                      -
Rebate on lease settlement                                                            33                       -
Payment of restructuring obligation                                                  (45)                      -
Fees conditional on emergence                                                        (12)                      -
                                                                           -------------    --------------------
                                                                                    (426)                    (20)
                                                                           -------------    --------------------
FINANCING
GE DIP financing                                                                    (300)                      -
Drawdown of Exit Financing                                                           527                       -
Reduction of long-term debt and capital lease obligations                            (67)                   (108)
Preferred shares issued to Cerberus for cash                                         238                       -
Shares issued for cash under Rights Offering                                         852                       -
Issue of share capital                                                                 1                       -
Other                                                                                  -                       5
                                                                           -------------    --------------------
                                                                                   1,251                    (103)
                                                                           -------------    --------------------
INVESTING
Additions to property and equipment                                                 (129)                    (18)
Cash collaterization of lines of credit                                              (21)                      -
Other                                                                                  -                       1
                                                                           -------------    --------------------
                                                                                    (150)                    (17)
                                                                           -------------    --------------------
Increase (decrease) in cash and cash equivalents                                     675                    (140)

Cash and cash equivalents, beginning of period                                         -                     810

Cash and cash equivalents transferred to the Successor Company                       957                       -
                                                                           -------------    --------------------
Cash and cash equivalents, end of period                                           1,632                     670
                                                                           -------------    --------------------

CASH FLOWS FROM (USED FOR) OPERATIONS

        The consolidated statement of cash flow for ACE reflect cash flows on September 30, 2004 upon emergence and implementation of the Plan and for the period ended December 31, 2004. The consolidated statement of cash flow for the three months ended December 31, 2003 represents the cash flows of the Predecessor Company, Air Canada.

        The fourth quarter of 2004 cash flows used for operations amounted to $426 million and included $314 million of net payments made on implementation of the Plan, relating mainly to the settlement of restructuring obligations. Before these payments, cash flows used for operations amounted to $112 million in the fourth quarter of 2004. This compared to cash flows used for operations of $20 million in the fourth quarter of 2003, a deterioration of $92 million. Improved operating results in the fourth quarter of 2004 were more than offset by the cash flow benefit in 2003 resulting from the moratorium on aircraft lease payments and stay of proceedings under the CCAA. Components of the cash flow change are further described below.

    . advance ticket sales was a use of funds of $103 million in the fourth quarter of 2004 versus a source of funds of $8 million in the fourth quarter of 2003. The change in advance ticket sales is consistent with the trend seen in sales. The trend is indicative of travelers booking later and at lower average fares.

    . employee future benefit funding was a use of funds of $52 million in the fourth quarter of 2004 versus a use of funds of $33 million in the fourth quarter of 2003, an increase of $19 million.

    . the change in spare parts, materials and supplies was a use of funds of $30 million in the fourth quarter versus a source of funds of $3 million in the fourth quarter of 2003, a deterioration of $33 million, largely due to higher fuel inventories, including the impact of higher fuel costs in fuel inventories.

    . aggregate aircraft lease payments (in excess of) less than rent expense were a use of funds of $14 million in the fourth quarter of 2004 versus a source of $78 million in the fourth quarter of 2003, a deterioration of $92 million in relation to 2003. 2003 was favourably impacted by the moratorium on aircraft lease payments allowed under the Court order. Aircraft lease payments (in excess of) less than rent expense represents the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

    . net accounts receivable and accounts payable and accrued liabilities was a source of funds of $13 million in the fourth quarter of 2004. This compared to a use of funds of $49 million in the fourth quarter of 2003, an improvement of $62 million.

    . other cash from operations was $61 million in the fourth quarter of 2004 versus a use of funds of $2 million in the fourth quarter of 2003 reflecting mainly the repatriation of various deposits made while under CCAA.

        In the fourth quarter of 2004, reduction of long-term debt and capital lease obligations amounted to $67 million of which $44 million related to capital lease obligations, $12 million related to repayments made on the credit facility with Amex Bank of Canada (Amex) and $8 million pursuant to the Lufthansa Cooperation agreement. In the fourth quarter of 2003, repayments of long-term debt and capital lease obligations amounted to $108 million of which $95 million related to the repayment of the non-revolving term borrowing facility with the Canadian Imperial Bank of Commerce (CIBC).

EXIT FINANCING TRANSACTIONS

        Upon implementation of the Plan on September 30, 2004, the following equity, financing and other transactions were consummated for cash proceeds totaling $982 million as follows:

                                                          ($ Millions)
                                                          ------------
Global Restructuring Agreement
..  B747 purchase                                                  (290)
..  Exit financing facility (net)                                   527
..  DIP repayment                                                  (300)
..  Other                                                           (45)
                                                          ------------
                                                                  (108)
Rights offering and standby purchase agreement (net)               852
Investment agreement (net)                                         238
                                                          ------------
                                                                   982
                                                          ============

        Prior to filing for CCAA on April 1, 2003, Air Canada had payment and purchase obligations in respect of two Boeing 747 aircraft with GECC. As a condition of the Global Restructuring Agreement (GRA), on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63 million, from GECC for an aggregate amount of $353 million.

GECC provided financing in the amount of US$50 million, of which US$25 million was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft. The difference of $290 million was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 million has been classified as a cash flow used for the operating activities of ACE.

        GECC provided ACE with an Exit Facility in the amount of $540 million before fees of $13 million. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300 million. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21 million. This amount is recorded under other assets. The Corporation further paid an amount of $45 million to GECC related to restructuring certain obligations with GECC. An amount of $37 million has been allocated to certain ongoing lease arrangements and $8 million to standby financing with GECC in the Successor Company. As a result of this payment, the warrants as outlined in the GRA were not issued.

        As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the Standby Purchase Agreement) entered into with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 million before fees of $13 million. As part of such issuance, DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights. In addition, the unsecured creditors claims were settled for 46,250,000 shares in ACE.

        In accordance with an investment agreement with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, Cerberus), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 million before fees of $12 million.

CASH FLOWS USED FOR INVESTING ACTIVITIES

        In the fourth quarter of 2004, additions to property and equipment amounted to $129 million of which $86 million related to progress payments on the Embraer and Bombardier aircraft and $26 million related to system developments costs.

2004 CAPITAL EXPENDITURES OF THE CORPORATION

--------------------------------------------------------------------------------
         Type of Capital Expenditure                   Expenditure ($M)
--------------------------------------------------------------------------------
Aircraft and aircraft-related                                94
--------------------------------------------------------------------------------
Project Development Costs                                    26
--------------------------------------------------------------------------------
Facilities                                                    3
--------------------------------------------------------------------------------
Ground equipment and computer systems                         6
--------------------------------------------------------------------------------

 [tabular presentation of graphic display]


LIQUIDITY

        As at December 31, 2004, ACE had cash and cash equivalents of $1,632 million and positive working capital of $204 million. As at December 31, 2003, Air Canada had cash and cash equivalents of $670 million and a working capital deficiency of $691 million. As a result of the CCAA filing on April 1, 2003, the Court stayed most actions, including actions to collect pre-filing indebtedness of the Predecessor Company. The Court stay order also enabled a moratorium on all aircraft lease payments and payments of interest and principal on substantially all debt. As a result of these actions and non-payment of certain accounts payable subject to compromise, Air Canada's cash from operations for 2003 was higher than it would have been had the CCAA filing not occurred.

        Debt repayment obligations in the future are expected to be met from cash flows from operations. In 2005, ACE plans to normalize its banking and financing relationships to ensure its liquidity requirements will be fully met.

        Additional sources of liquidity will include normal bank lines of credit which are being arranged. The Corporation could also potentially realize additional funding through the monetization of or sale of interests in certain divisions or subsidiaries.

DEBT OBLIGATIONS

        As at December 31, 2004, ACE had long-term debt and capital lease obligations of $2.5 billion, including current portion, with a cash and cash equivalents balance of $1,632 million. As at December 31, 2003, Air Canada had debt and capital lease obligations of $505 million, including current portion, and a cash and cash equivalents balance of $670 million. As at December 31, 2003, a significant portion of Air Canada's long-term and subordinated perpetual debt and capital lease obligations (including current portion) had been reclassified under "liabilities subject to compromise". As at December 31, 2003, liabilities subject to compromise amounted to an estimated $5.3 billion. These represent liabilities incurred prior to April 1, 2003 which have been dealt with as claims under CCAA as well as claims arising out of renegotiated and repudiated leases and contracts.

        Effective January 1, 2005 ACE will adopt Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15). Under AcG15, ACE anticipates consolidating leasing structures and other entities resulting in additional debt obligations recorded of approximately $1.3 billion as further described in Note 4 to the 2004 Annual Consolidated Financial Statements.

LEASE OBLIGATIONS

        In addition to long-term debt described above, as at December 31, 2004, ACE had the obligation to make lease payments under operating leases relating to aircraft and other property. As disclosed in Note 22 to the 2004 Annual Consolidated Financial Statements, the undiscounted future minimum lease payments under these operating leases amounted to $3.3 billion, of which $2.9 billion related to operating leases of aircraft. The amount of lease payments made under these operating leases is an operating expense for ACE.

        The table below summarizes ACE's major long-term debt and lease obligations as at December 31, 2004, as described in Notes 12 and 22 to the 2004 Annual Consolidated Financial Statements, as well as projections for aircraft expenditures, net of aircraft financing and projected pension funding obligations which in the aggregate amount to $6.8 billion over the next five years.

($ millions) (1)                                                  2005       2006       2007        2008        2009
-------------------------------------------------------------   --------   --------   --------    --------    --------
Long-Term Debt and Capital Lease Obligations (2)
------------------------------------------------
-  Long-term debt principal obligations (Note 12)                     75         33        128         181         160
-  Capital lease principal obligations (Note 12)                     143        144        180         180          87
                                                                --------   --------   --------    --------    --------
                                                                     218        177        308         361         247
                                                                ========   ========   ========    ========    ========
Operating Leases
----------------
-  Future minimum lease payments under
    existing operating leases of aircraft (Note 22) (2)              498        452        441         326         322
-  Future minimum lease payments under
    existing leases for other property (Note 22)                      96         57         48          46          33
                                                                --------   --------   --------    --------    --------
                                                                     594        509        489         372         355
                                                                ========   ========   ========    ========    ========
Capital Expenditures
--------------------
-  Projected committed aircraft expenditures (Note 22)             1,003        561        718          28           0
-  Projected aircraft financing (3)                                 (942)      (477)      (653)        (28)          0
                                                                --------   --------   --------    --------    --------
-  Projected committed aircraft expenditures, net
    of aircraft financing                                             61         84         65           0           0
                                                                ========   ========   ========    ========    ========
Planned and committed expenditures for aircraft engines,
 inventory, modifications and refurbishments (4)                     231        198        145          28          39
Other planned and committed property and equipment
 expenditures (4)                                                    189        157        160         134         120
                                                                --------   --------   --------    --------    --------
Total planned and committed expenditures for
 aircraft engines, inventory, modifications and
 refurbishments                                                      420        355        305         162         159
                                                                ========   ========   ========    ========    ========
Projected pension funding obligations                                259        336        340         329         308

(1) US dollar amounts for projected committed aircraft expenditures are converted using the December 31, 2004 noon day rate of CDN$1.2036. Projected aircraft expenditures are based on aircraft delivery prices that have been escalated at 3 per cent per annum.
(2) Effective January 1, 2005, Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) will be adopted. This could have an impact on the classification of the debt, capital lease and operating lease amounts reflected above. Refer to Note 4 of the 2004 Annual Consolidated Financial Statements for additional information.
(3) See page 38 for a projection of debt payments and operating lease payments relating to the financing of these committed aircraft deliveries.
(4) Capital expenditure amounts are subject to change between categories.

        Long-term debt and capital lease obligations as at December 31, 2004 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash balances, amounted to approximately $4 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA. As previously discussed, the adoption of Accounting Guideline 15 - Consolidation of Variable Interest Entities effective January 1, 2005, is expected to result in the Corporation consolidating leasing structures and other entities with additional debt obligations being recorded.

        In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier) with scheduled aircraft deliveries as described below:

                                    2005       2006       2007       2008
                                  --------   --------   --------   --------
Air Canada
----------
Embraer 175                             15          0          0          0
Embraer 190                              2         18         24          1
                                  --------   --------   --------   --------
                                        17         18         24          1
Jazz
----
Bombardier CRJ200                        7          0          0          0
Bombardier CRJ705                       15          0          0          0
                                  --------   --------   -------    --------
                                        22          0          0          0

Total                                   39         18         24          1
                                  ========   ========   ========   ========

        The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft are scheduled to begin in July 2005, with the Embraer 190 series deliveries scheduled to commence in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The first eight of the CRJ200 aircraft were delivered in 2004. The estimated aggregate cost of the future firm deliveries approximates US$1.9 billion excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. The Corporation has received financing commitments from the manufacturers and a third party.

        In early March 2005, the Embraer 190 series aircraft delivery schedule was modified and Air Canada now expects to receive four of these aircraft in 2005 (instead of two aircraft previously) and 16 aircraft in 2006 (instead of 18 aircraft previously).

        The projected aircraft financing amounts are calculated on the basis of debt and lease financing. Debt financing is up to approximately 85 per cent of the purchase price of committed aircraft expenditures. A number of aircraft will be financed under operating lease arrangements which provide for a higher net financing of the purchase price.

        The table below summarizes ACE's projected debt payments and operating lease payments relating to the projected financing of committed aircraft deliveries as at December 31, 2004 as well as projected depreciation on debt financed aircraft:

PROJECTED DEBT PAYMENTS, OPERATING LEASE PAYMENTS AND AIRCRAFT DEPRECIATION EXPENSE FOR COMMITTED AIRCRAFT DELIVERIES
(Debt and Lease Financed Aircraft)

($ millions) (2)                                                 2005     2006     2007     2008     2009
------------------------------------------------------------ --------- -------- -------- -------- --------
Principal repayment on aircraft-related long-term debt (1)          0       22       48       75       81
Interest payments on aircraft-related long-term debt (1)            0       43       90      130      125
Future minimum aircraft lease payments (1)                         13       56       56       56       56
Aircraft depreciation expense                                       5       27       53       67       67
                                                             --------- -------- -------- -------- --------
Projected debt payments, operating lease payments and
 aircraft depreciation expense for committed aircraft
 deliveries                                                        18      148      247      328      329
                                                             ========= ======== ======== ======== ========

(1) Based on 10-year US treasury rate and swap rate as at December 31, 2004.
(2) US dollar amounts for projected committed aircraft expenditures are converted using the December 31, 2004 noon day rate of CDN$1.2036. Projected aircraft expenditures are based on aircraft delivery prices that have been escalated at 3 per cent per annum.

        In addition, to support the expansion of international operations, the Corporation plans to take delivery of four used widebody aircraft in 2005 under operating leases including one Airbus A340-300 and three Boeing 767-300 aircraft. Two previously parked Boeing 767-200 aircraft have been reintroduced into active service in early 2005. The Corporation is also planning to add eight used Bombardier CRJ-200 aircraft to Jazz's fleet in 2005, under operating leases. As a result of the planned delivery of these 12 additional leased aircraft, future minimum aircraft lease payments are expected to increase by approximately $21 million in 2005, $35 million per year in each of 2006 and 2007, $32 million in 2008 and $18 million in 2009. In 2005, the Corporation also plans to expand its international cargo freighter aircraft operations through a lease agreement for an additional MD-11 Cargo freighter aircraft. The Corporation expects to order up to 15 additional 75-100 seat aircraft in 2008/2009 to replace leased aircraft which are terminating in this period.

        As at March 17, 2005, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts, amounted to approximately $1.7 billion.

ANNUAL SUPPLEMENTARY NON-GAAP COMBINED ANALYSIS OF RESULTS - 2004 VERSUS 2003
-----------------------------------------------------------------------------

PERFORMANCE AT A GLANCE
-----------------------

        This section provides year-over-year comparisons for the previous five years using Annual Supplementary Non-GAAP Combined information for the year 2004 which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies, and therefore, are not comparable.

OPERATING INCOME (LOSS) BEFORE REORGANIZATION AND RESTRUCTURING ITEMS AND OPERATING INCOME (LOSS) BEFORE NON-RECURRING LABOUR ($M) EXPENSES AND OPERATING MARGIN (%)

------------------------------------------------------------------------------
     Year         Operating Income ($M)          Operating Margin (%)
------------------------------------------------------------------------------
     2000                  261                            2.8
------------------------------------------------------------------------------
     2001                 (731)                          (7.6)
------------------------------------------------------------------------------
     2002                 (192)                          (2.0)
------------------------------------------------------------------------------
     2003                 (684)                          (8.2)
------------------------------------------------------------------------------
     2004                  117                            1.3
   Combined
------------------------------------------------------------------------------

 [tabular presentation of graphic display]

o Combined operating income before reorganization and restructuring items of $117 million, an $801 million improvement from 2003.

o Passenger revenues up $451 million or 7 per cent over 2003, reflecting a rebound from a SARS impacted 2003.

o Operating expenses down $274 million or 3 per cent versus 2003, despite a $353 million or 28 per cent increase in fuel expense.

o Unit cost, as measured by operating expense per ASM, was down 7 per cent (excluding fuel expense, down 12 per cent) versus 2003.

EBITDAR BEFORE REORGANIZATION AND RESTRUCTURING ITEMS AND EBITDAR BEFORE NON-RECURRING LABOUR EXPENSES

-------------------------------------------------------------------------------
     Year            EBITDAR ($M)                  EBITDAR Margin (%)
-------------------------------------------------------------------------------
     2000               1,382                             15.0
-------------------------------------------------------------------------------
     2001                669                               7.0
-------------------------------------------------------------------------------
     2002               1,289                             13.1
-------------------------------------------------------------------------------
     2003                690                               8.2
-------------------------------------------------------------------------------
     2004               1,146                             12.9
   Combined
-------------------------------------------------------------------------------

[tabular presentation of graphic display]

o Combined EBITDAR, before reorganization and restructuring items, increased $456 million from 2003 to $1,146 million in 2004 despite an increase in fuel expense of $353 million or 28 per cent over 2003.

o EBITDAR margin, before reorganization and restructuring items, rose 4.7 percentage points over 2003.

EBITDAR is a non-GAAP measure calculated as operating income before depreciation, amortization, obsolescence and aircraft rent. Refer to page 5 of this MD&A for additional information.

PASSENGER REVENUE CHANGE

Passenger Revenue Change

-----------------------------------------------------------------------
         Year              Includes        Passenger revenues ($M)
                           Aeroplan
-----------------------------------------------------------------------
         2000                 No                    7,949
-----------------------------------------------------------------------
         2001                 No                    8,123
-----------------------------------------------------------------------
         2002                 No                    8,190
-----------------------------------------------------------------------
         2003                 No                    6,858
-----------------------------------------------------------------------
         2004                 No                    7,268
       Combined
-----------------------------------------------------------------------
         2004                Yes                    7,309
       Combined
------------------------ ------------- --------------------------------

[tabular presentation of graphic display]

o In 2004, Combined passenger revenues increased $451 million or 7 per cent on a traffic increase of 10 per cent and on a 4 per cent increase in ASM capacity.

o In 2004, passenger revenues increased in all markets with the exceptiono of the US transborder market.

o Beginning in October 2004, Aeroplan passenger revenues are included in passenger revenue and these amounted to $41 million in the fourth quarter of 2004.

More information on pages 50 to 56.

Passenger revenue change by service Combined 2004 vs 2003

----------------------------------------------------------------------------------------------
                           Type of revenue                   Revenue change combined ($M)
----------------------------------------------------------------------------------------------
Canada Consolidated (Excluding Aeroplan)                                   12
----------------------------------------------------------------------------------------------
Canada Consolidated (Including Aeroplan)                                   30
----------------------------------------------------------------------------------------------
US Consolidated (Excluding Aeroplan)                                     (108)
----------------------------------------------------------------------------------------------
US Consolidated (Including Aeroplan)                                      (97)
----------------------------------------------------------------------------------------------
Other International (Excluding Aeroplan)                                  506
----------------------------------------------------------------------------------------------
Other International (Including Aeroplan)                                  518
----------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

o Canada passenger revenues up $30 million or 1 per cent, including Aeroplan passenger revenues of $18 million.

o US transborder revenues down $97 million or 6 per cent, including Aeroplan passenger revenues of $11 million in the fourth quarter of 2004.

o Other international revenues showed considerable growth over 2003, rising $518 million or 22 per cent, including Aeroplan passenger revenues of $12 million in the fourth quarter of 2004. This improvement reflected a rebound from a SARS impacted 2003.

More information on pages 50 to 56.

PASSENGER REVENUE PERFORMANCE

-------------------------------------------------------------------------------------------
           Components of passenger revenues             % change Combined 2004 vs 2003
        (excludes Aeroplan passenger revenues)
-------------------------------------------------------------------------------------------
                    Traffic (RPMs)                                    10
-------------------------------------------------------------------------------------------
                   Capacity (ASMs)                                    4
-------------------------------------------------------------------------------------------
                         RASM                                         2
-------------------------------------------------------------------------------------------
                   Load Factor (pp)                                  3.8
-------------------------------------------------------------------------------------------
                    Yield per RPM                                    (3)
-------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

o RASM improved 2 per cent year-over-year due to a 3.8 percentage point improvement in passenger load factor.

o 2004 system traffic was up 10 per cent on a 4 per cent increase in ASM capacity.

o Passenger yield per RPM declined 3 per cent reflecting lower yield per RPM in the North American market as well as a greater proportion of long-haul international flying which has a lower yield per RPM.

More information on page 50 to 56.

AIRCRAFT FUEL

--------------------------------------------
       Year         Fuel price per litre
                           (Cents)
--------------------------------------------
       2000                 38.4
--------------------------------------------
       2001                 39.4
--------------------------------------------
       2002                 34.0
--------------------------------------------
       2003                 37.4
--------------------------------------------
       2004                 46.2
    (combined)
-------------------- -----------------------

[tabular presentation of graphic display]

o With record high fuel prices, Combined aircraft fuel expense was up $353 million or 28 per cent on a 4 per cent capacity increase from 2003.

o The average base price of fuel increased 32 per cent or $405 million. This was partly offset by a decrease of $124 million due to the favourable impact of a stronger Canadian dollar.

o       Average fuel price per litre increased 24 per cent over 2003.

More information on page 60.

OPERATING COST PERFORMANCE

Changes in Operating Expense, ASM capacity, unit cost (1) and unit cost (excluding fuel expense) (2) % change Combined 2004 vs 2003

------------------------------------------------------------------------------------------------------
     Period       ASM Capacity     Operating expense   Operating expense per   Operating expense per
                                                                ASM             ASM, excluding fuel
                                                                                      expense
------------------------------------------------------------------------------------------------------
       Q1               4                 (12)                  (15)                    (16)
------------------------------------------------------------------------------------------------------
       Q2              11                 (1)                   (11)                    (15)
------------------------------------------------------------------------------------------------------
       Q3               6                  2                    (3)                     (10)
------------------------------------------------------------------------------------------------------
       Q4              (2)                 1                     3                      (5)
------------------------------------------------------------------------------------------------------
   Total Year           4                 (3)                   (7)                     (12)
    Combined
------------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

o       For the full year 2004, Combined unit cost was down 7 per cent.

o       Excluding fuel expense, unit cost was down 12 per cent

o       ASM capacity increased 4 per cent year-over-year.

(1) Unit cost is calculated as operating expense divided by ASMs.
(2) Unit cost, excluding fuel expense, is calculated as operating expense, removing fuel expense, divided by ASMs.

More information on page 58 to 61.

COMBINED CASH FLOWS FROM (USED FOR) OPERATIONS

-------------------------------------------------------
       Year             Cash flows from (used for)
                              operations ($M)
-------------------------------------------------------
       2000                         140
-------------------------------------------------------
       2001                       (1,072)
-------------------------------------------------------
       2002                        (95)
-------------------------------------------------------
       2003                         139
-------------------------------------------------------
       2004                        (66)
    (combined)
-------------------------------------------------------

[tabular presentation of graphic display]

o Combined Cash flows used for operations amounted to $66 million in 2004, compared to cash flows from operations of $139 million in 2003.

o 2003 cash flows benefited from a moratorium on aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. In addition, Air Canada ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. As a result, cash from operations was higher in 2003 than it would have been had the CCAA filing not occurred.

o 2004 Combined cash flows used for operations included $314 million of net payments made on September 30, 2004. These payments related mainly to settlement of restructuring obligations.

o Removing the impact of these payments, Combined cash from operations in 2004 amounted to $248 million, an improvement of $109 million from 2003.

More information on page 67 to 70.

COMBINED RESULTS OF OPERATIONS
------------------------------

        The following table combines the Consolidated Statement of Operations of Air Canada for the nine months ended September 30, 2004 and that of ACE for the period ended December 31, 2004. The addition of these two periods provides a Combined full year 2004 which is used for year-over-year comparisons. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor's financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

                                                                 AIR CANADA
                                                    ACE         NINE MONTHS
                                                PERIOD ENDED        ENDED         COMBINED
($ millions)                                    DEC 31, 2004    SEPT 30, 2004     2004 (1)
--------------------------------------------    ------------    -------------     --------
Operating Revenues
  Passenger                                            1,681            5,628        7,309
  Cargo                                                  151              405          556
  Other                                                  230              805        1,035
                                                ------------    -------------     --------
                                                       2,062            6,838        8,900
                                                ------------    -------------     --------
Operating Expenses
  Salaries, wages and benefits                           596            1,989        2,585
  Aircraft fuel                                          432            1,174        1,606
  Aircraft rent                                          111              521          632
  Other                                                  926            3,034        3,960
                                                ------------    -------------     --------
                                                       2,065            6,718        8,783
                                                ------------    -------------     --------
Operating income (loss) before restructuring
 and reorganization items                                 (3)             120          117

Reorganization and restructuring items                     -             (871)        (871)

Non-operating expense                                    (67)            (248)        (315)

Foreign exchange gain on non-compromised
 long-term monetary items                                 98              106          204

Recovery of (provision for) income taxes                 (13)              (2)         (15)
                                                ------------    -------------     --------
Income (loss)                                             15             (895)        (880)
                                                ============    =============     ========

(1) Refer to page 2 of this MD&A for additional information.

        The following table compares the Consolidated Statement of Operations of Air Canada for 2002 and 2003 to the Combined Consolidated Statement of Operations of Air Canada for the nine months ended September 30, 2004 and that of ACE for the period ended December 31, 2004.

                                                                            COMBINED       % VAR         % VAR
                                                  ---------    ---------    ---------    ----------    ----------
                                                     2002         2003       2004 (1)    '04 VS '03    '04 VS '02
                                                  ---------    ---------    ---------    ----------    ----------
                                                            ($ MILLIONS, EXCEPT PER SHARE FIGURES)
Operating Revenues
  Passenger                                           8,190        6,858        7,309             7           (11)
  Cargo                                                 585          519          556             7            (5)
  Other                                               1,051          996        1,035             4            (2)
                                                  ---------    ---------    ---------    ----------    ----------
                                                      9,826        8,373        8,900             6            (9)
                                                  ---------    ---------    ---------    ----------    ----------
Operating Expenses
  Salaries, wages and benefits                        3,099        2,828        2,585            (9)          (17)
  Aircraft fuel                                       1,288        1,253        1,606            28            25
  Aircraft rent                                       1,109        1,008          632           (37)          (43)
  Airport and navigation fees                           772          743          814            10             5
  Aircraft maintenance materials                        508          385          343           (11)          (32)
  Communications and I.T.                               459          390          302           (23)          (34)
  Food, beverages and supplies                          395          334          340             2            14
  Depreciation, amortization and
  obsolescence                                          372          366          397             8             7
  Commissions                                           369          273          305            12           (17)
  Other                                               1,647        1,477        1,459            (1)          (11)
                                                  ---------    ---------    ---------    ----------    ----------
                                                     10,018        9,057        8,783            (3)          (12)
                                                  ---------    ---------    ---------    ----------    ----------
Operating income (loss) before the under noted
 items:                                                (192)        (684)         117

Non-recurring labour expenses                           (26)           -            -
Reorganization and restructuring items                    -       (1,050)        (871)
Non-operating expense                                  (166)        (282)        (315)
Foreign exchange on non-compromised long-term
 monetary items                                         (60)         137          204

Recovery of (provision for) income taxes               (384)          12          (15)
                                                  ---------    ---------    ---------
Loss for the year                                      (828)      (1,867)        (880)
                                                  =========    =========    =========
Loss per share - Basic and diluted                    (6.89)      (15.53)          nm

Weighted average common shares outstanding
 (millions) - basic and diluted (2)                     120          120           90

(1) Refer to page 2 of this MD&A for additional information.
(2) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled on September 30, 2004, without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.

                                                                                 COMBINED       % VAR         % VAR
                                                     ---------    ---------      ---------    ----------    ----------
                                                       2002         2003          2004 (1)    '04 VS '03    '04 VS '02
                                                     ---------    ---------      ---------    ----------    ----------
                                                                                ($ millions)
Revenue Passenger Miles (millions)                      44,707       39,565         43,427            10            (3)
Available Seat Miles (millions)                         60,169       54,160         56,536             4            (6)
Passenger Load Factor (%)                                 74.3%        73.1%          76.8%       3.7 pp        2.5 pp
Passenger revenue per available seat mile
 (RASM) (cents) (excl. Aeroplan)                          13.6         12.7           12.8             1            (6)
Passenger revenue per available seat mile
 (RASM) (cents) (incl. Aeroplan)                          13.6         12.7           12.9             2            (5)
Operating expense per available seat mile
 (CASM) (cents)                                           16.6         16.7           15.5            (7)           (7)
Operating expense per available seat mile
 excluding fuel expense (cents)                           14.5         14.4           12.7           (12)          (12)

(1) Refer to page 2 of this MD&A for additional information.

COMPARISON OF RESULTS - COMBINED 2004 VERSUS 2003
-------------------------------------------------

        Combined passenger revenues increased $451 million or 7 per cent from 2003 largely due to a progressive recovery in all markets with the exception of the US transborder market. In 2003, passenger revenues were negatively impacted by lower domestic and international demand for travel resulting from the SARS crisis, the war in Iraq and increased competition by both domestic low-cost airlines and US airlines operating on the US transborder market.

        Combined operating expense was reduced by $274 million or 3 per cent compared to 2003 despite an increase in fuel expense of $353 million or 28 per cent on an increase of 4 per cent in capacity as measured in available seat miles (ASM). Unit cost for 2004, as measured by operating expense per ASM, was 7 per cent below the 2003 level. Excluding fuel expense, unit cost was 12 per cent below 2003. Unit cost reductions were achieved in essentially all controllable categories including salaries and wages, aircraft rent, aircraft maintenance materials and supplies, communications and information technology. The unit cost improvements reflect the cost reduction initiatives undertaken under the restructuring process which largely came into effect beginning in the third quarter of 2003.

        For 2004, the Corporation reported Combined operating income before reorganization and restructuring items of $117 million compared to an operating loss before reorganization and restructuring items of $684 million in 2003, an improvement of $801 million.

        Since its CCAA filing on April 1,2003 through to September 30, 2004, significant reorganization and restructuring items directly associated with the rearranging of its business affairs were recorded. For 2004, reorganization and restructuring items amounted to $871 million compared to $1,050 million in 2003. These mainly non-cash items related primarily to lease deficiency claims, labour-related items and professional fees. Air Canada emerged from CCAA proceedings on September 30, 2004.

        Combined foreign exchange gains on non-compromised long-term monetary items totalled $204 million in 2004 attributable to a stronger Canadian dollar versus the US dollar at December 31, 2004 compared to December 31, 2003. Similar gains of $137 million were recorded in 2003.

        The Combined net loss for 2004, which included reorganization and restructuring items of $871 million, was $880 million versus a net loss of $1,867 million in 2003, which included $1,050 million of reorganization and restructuring items. The Combined net loss, adjusted to remove reorganization and restructuring items (Non-GAAP measure), amounted to $9 million in 2004, an improvement of $808 million from the 2003 net loss of $817 million also adjusted to remove reorganization and restructuring items. Refer to Non-GAAP Earnings (Losses) on pages 5 to 7 of this MD&A for additional information.

RASM

Passenger revenue per available seat mile (RASM) is a common industry measure of passenger revenue performance providing a yardstick of revenue generation per unit of capacity offered. RASM is influenced by two key components:
        .   Load factor
        .   Yield per RPM

The first component is load factor which represents passenger traffic expressed in relation to the capacity offered (i.e. revenue passenger miles (RPMs) to available seat miles (ASMs)). The second component is the yield per revenue passenger mile (or average fare paid per occupied seat mile flown). If an airline can improve its load factor on a particular flight (i.e. the number of revenue passengers) or its yield per revenue passenger mile (i.e. the average fare per mile paid by each passenger) then the passenger revenue per available seat mile (RASM) will increase leading to greater operating profitability on that flight. Depending on market conditions, airlines may periodically have a greater focus on improving load factor or yield, however, the interaction of both these factors will determine RASM. The higher the RASM, the more revenue is generated by the airline for each available seat.

Long-haul flights generally have a lower yield per RPM than short-haul flights. When measured on a per mile basis, the average fare paid on long-haul flights is relatively lower than on short-haul flights. Because the costs of ground handling and fees for take-off and landing are similar for both short and long-haul flights, unit costs per ASM are normally lower for long-haul flights due to the distance flown.

REVENUE PERFORMANCE

COMBINED 2004 VERSUS 2003 PASSENGER REVENUES

        For the year 2004, Combined passenger revenues increased $451 million or 7 per cent reflecting a progressive recovery in all markets with the exception of the US transborder. In 2003, passenger revenues were negatively impacted by reduced travel demand resulting from the SARS crisis, the war in Iraq and increased competition in Canada and on the US transborder market. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure in Canada beginning in May 2003 and progressively in the United States in 2004. Further changes to the North American fare structure occurred in October 2004 with the elimination of round trip restricted fares. Beginning in the fourth quarter of 2004, Aeroplan passenger revenues are recorded in passenger revenue. For the fourth quarter of 2004, these revenues totaled $41 million. Previously, Aeroplan redemption revenues were recorded in other revenue.

        As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting October 1, 2004, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

        The table below describes, by major market, year-over-year percentage changes in passenger revenues, capacity as measured by available seat miles
(ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

                OPERATING STATISTICS - COMBINED 2004 VERSUS 2003

                      PASSENGER     CAPACITY      TRAFFIC      PASSENGER      YIELD
                       REVENUE       (ASMs)        (RPMs)      LOAD FACTOR   PER RPM         RASM
                      % CHANGE      % CHANGE      % CHANGE     PP CHANGE     % CHANGE      % CHANGE
                     ----------    ----------    ----------    -----------   ----------    ----------
Canada                        0            (5)            3            5.8           (3)            5
US                           (7)           (6)            0            4.0           (7)           (1)
Atlantic                      4            (5)           (4)           0.6            8             8
Pacific                      70            53            61            3.6            6            11
Other                        26            29            30            0.6           (3)           (2)
System
 (excl. Aeroplan)             6             4            10            3.8           (3)            2
System
 (incl. Aeroplan)             7             4            10            3.8           (3)            2

DOMESTIC PASSENGER REVENUES

        Combined domestic passenger revenues increased $30 million or 1 per cent and included Aeroplan passenger revenues of $18 million in the fourth quarter of 2004. In 2003, passenger revenues were negatively impacted by reduced travel demand resulting from the SARS crisis, increased capacity growth by low-cost competitors and, to a lesser extent, the war in Iraq.

        A Combined revenue increase of 4 per cent was recorded on the transcontinental routes, linking Toronto, Montreal and Ottawa with major western Canada cities including Winnipeg, Calgary, Edmonton and Vancouver. This improvement reflected a recovery from the 2003 SARS crisis as well as an increase in traffic resulting from competitive pricing and better capacity management. These routes represented 47 per cent of Combined domestic passenger revenues in 2004. Revenues for commuter routes, including Rapidair operations between Toronto and Montreal/Ottawa, decreased 4 per cent from the prior year due to lower traffic resulting from increased competition from domestic low-cost airlines. Revenues from commuter routes accounted for 22 per cent of Combined domestic passenger revenues in 2004. Combined 2004 revenues on regional routes, which include operations within eastern and western Canada, were essentially unchanged from 2003.

Domestic Passenger Revenues

--------------------------------------------------------------------------------------------------------
         Year              Includes      Domestic passenger revenues     % of total passenger revenues
                           Aeroplan                  ($M)
                           passenger
                           revenues
--------------------------------------------------------------------------------------------------------
         2000                 No                    3,508                             44
--------------------------------------------------------------------------------------------------------
         2001                 No                    3,582                             44
--------------------------------------------------------------------------------------------------------
         2002                 No                    3,535                             43
--------------------------------------------------------------------------------------------------------
         2003                 No                    2,919                             43
--------------------------------------------------------------------------------------------------------
         2004                 No                    2,931                             40
       Combined
--------------------------------------------------------------------------------------------------------
         2004                 Yes                   2,949                             40
       Combined
--------------------------------------------------------------------------------------------------------

 [tabular presentation of graphic display]

COMPONENTS OF DOMESTIC REVENUE

         Combined domestic passenger revenues increased 1 per cent as higher traffic offset weaker pricing. Domestic traffic was up 3 per cent while ASM capacity was reduced by 5 per cent, resulting in a passenger load factor of 76.4 per cent, up 5.8 percentage points from 2003. Excluding Aeroplan passenger revenues, RASM increased 5 per cent reflecting the rise in passenger load factor. Excluding Aeroplan passenger revenues, domestic yield per RPM decreased 3 per cent mainly due to Air Canada's response to aggressive pricing activities from low cost carriers. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure beginning in May 2003.

Components of Consolidated Domestic Revenue

-------------------------------------------------------------------------------------------------
       Components of Consolidated Domestic Revenue             % change Combined 2004 vs 2003
        (excludes Aeroplan passenger revenues)
-------------------------------------------------------------------------------------------------
                  Passenger revenues                                         1
-------------------------------------------------------------------------------------------------
                    Traffic (RPMs)                                           3
-------------------------------------------------------------------------------------------------
                   Capacity (ASMs)                                          (5)
-------------------------------------------------------------------------------------------------
                         RASM                                                5
-------------------------------------------------------------------------------------------------
                   Load Factor (pp)                                         5.8
-------------------------------------------------------------------------------------------------
                    Yield per RPM                                           (3)
-------------------------------------------------------------------------------------------------

 [tabular presentation of graphic display]

INTERNATIONAL PASSENGER REVENUES

        Combined passenger revenues from international services, including US transborder services, rose $421 million or 11 per cent and included Aeroplan passenger revenues of $23 million in the fourth quarter of 2004. This increase was due to the strong performance on Pacific, South America, Atlantic and Caribbean services.

-----------------------------------------------------------------------------------------------
         Year             Includes       International passenger      % of total passenger
                          Aeroplan            revenues ($M)                  revenues
                          passenger
                          revenues
-----------------------------------------------------------------------------------------------
         2000                No                   4,441                         56
-----------------------------------------------------------------------------------------------
         2001                No                   4,541                         56
-----------------------------------------------------------------------------------------------
         2002                No                   4,655                         57
-----------------------------------------------------------------------------------------------
         2003                No                   3,939                         57
-----------------------------------------------------------------------------------------------
         2004                No                   4,337                         60
       Combined
-----------------------------------------------------------------------------------------------
         2004                Yes                  4,360                         60
       Combined
-----------------------------------------------------------------------------------------------

 [tabular presentation of graphic display]

CANADA-US TRANSBORDER PASSENGER REVENUES

        Combined US transborder passenger revenues declined $97 million or 6 per cent with a 6 per cent decline in ASM capacity and included $11 million of Aeroplan passenger revenues in the fourth quarter of 2004. This reduction in Combined passenger revenue was mainly due to a decline in yield per RPM of 7 per cent, excluding Aeroplan passenger revenues, resulting from increased competition in the US transborder market, the introduction of transborder flights by Canadian low-cost carriers, an aggressive pricing environment and the impact of currency fluctuations. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure progressively in 2004. All Canada-US transborder routes experienced reductions in Combined revenues with the exception of Las Vegas and California. US transborder Combined passenger revenues accounted for 20 per cent of total Combined passenger revenues in 2004.

Canada-US Transborder Passenger Revenues

-----------------------------------------------------------------------------------------------------
         Year             Includes        Canada-US Transborder         % of total passenger
                          Aeroplan       Passenger Revenues ($M)               revenues
                          passenger
                          revenues
-----------------------------------------------------------------------------------------------------
         2000                No                   2.245                            28
-----------------------------------------------------------------------------------------------------
         2001                No                   2,118                            26
-----------------------------------------------------------------------------------------------------
         2002                No                   1,945                            24
-----------------------------------------------------------------------------------------------------
         2003                No                   1,578                            23
-----------------------------------------------------------------------------------------------------
         2004                No                   1,470                            20
       Combined
-----------------------------------------------------------------------------------------------------
         2004                Yes                  1,481                            20
       Combined
-----------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

COMPONENTS OF CANADA-US TRANSBORDER REVENUE

        Combined US transborder passenger revenues were down $97 million or 6 per cent and included Aeroplan passenger revenues of $11 million in the fourth quarter of 2004. US transborder traffic was unchanged from the previous year on an decrease in ASM capacity of 6 per cent resulting in a passenger load factor of 68.5 per cent, an improvement of 4.0 percentage points from 2003. Excluding Aeroplan passenger revenues, US transborder yield per RPM was down 7 per cent reflecting a competitive market with increased US carrier capacity. As part of its new business model, Air Canada has responded to this environment by implementing a simplified fare structure in 2004 consistent with Air Canada's domestic fare strategy. Excluding Aeroplan passenger revenues, US transborder RASM was down 1 per cent as the higher load factors did not quite fully offset the lower yield per RPM.

Components of Canada-US Transborder Revenue

-------------------------------------------------------------------------------------------------
  Components of Canada-US Transborder Revenue                % change Combined 2004 vs 2003
    (excludes Aeroplan passenger revenues)
-------------------------------------------------------------------------------------------------
              Passenger revenues                                    (6)
-------------------------------------------------------------------------------------------------
                Traffic (RPMs)                                       0
-------------------------------------------------------------------------------------------------
               Capacity (ASMs)                                      (6)
-------------------------------------------------------------------------------------------------
                     RASM                                           (1)
-------------------------------------------------------------------------------------------------
               Load Factor (pp)                                     4.0
-------------------------------------------------------------------------------------------------
                Yield per RPM                                       (7)
-------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

OTHER INTERNATIONAL PASSENGER REVENUES

        Combined passenger revenues from other international routes, comprised of Atlantic and Pacific as well as South Pacific, Caribbean, Mexico, South America and other international routes, experienced strong revenue growth. Combined passenger revenues on these routes increased $518 million or 22 per cent with traffic 18 per cent higher and ASM capacity up 16 per cent. Combined other international passenger revenues included Aeroplan passenger revenues of $12 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, RASM grew by 5 per cent reflecting a 1.3 percentage point improvement in passenger load factor and an increase in yield per RPM of 3 per cent from 2003. Combined other international routes accounted for 40 per cent of Combined system passenger revenues in 2004. Atlantic represented 21 per cent, Pacific represented 12 per cent, and South Pacific, Caribbean, Mexico and South America represented 7 per cent of total Combined passenger revenues.

Other International Passenger Revenues

--------------------------------------------------------------------------------------------------
      Year             Includes     Other International Passenger    % of total passenger revenues
                       Aeroplan             Revenues ($M)
                       passenger
                       revenues
--------------------------------------------------------------------------------------------------
      2000                No                   2,196                            28
--------------------------------------------------------------------------------------------------
      2001                No                   2,423                            30
--------------------------------------------------------------------------------------------------
      2002                No                   2,710                            33
--------------------------------------------------------------------------------------------------
      2003                No                   2,361                            34
--------------------------------------------------------------------------------------------------
      2004                No                   2,867                            40
    Combined
--------------------------------------------------------------------------------------------------
      2004                Yes                  2,879                            40
    Combined
--------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]


COMPONENTS OF OTHER INTERNATIONAL REVENUE

        Combined Atlantic passenger revenues increased $58 million or 4 per cent from 2003 and included Aeroplan passenger revenues of $6 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, Atlantic RASM rose 8 per cent on an 8 per cent increase in yield per RPM. Atlantic traffic was down 4 per cent due to a 5 per cent decrease in ASM capacity reflecting the suspension of service to Italy, Spain and Copenhagen. Combined Pacific passenger revenues increased $352 million or 70 per cent and included Aeroplan passenger revenues of $2 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, RASM increased 11 per cent and, despite the negative impact of currency fluctuations, yield per RPM rose 6 per cent. Traffic grew 61 per cent on a 53 per cent higher ASM capacity resulting in an increase of 3.6 percentage points in passenger load factor.

Hong Kong and Japan recorded the largest traffic growth of the Pacific routes. In 2003, the Pacific market was severely adversely impacted by the SARS crisis which resulted in large reductions in traffic and ASM capacity. For South Pacific, Caribbean, Mexico and South America routes (other), passenger revenues increased $108 million or 28 per cent and included Aeroplan passenger revenues of $4 million in the fourth quarter of 2004. The growth in traffic of 30 per cent is mainly due to the addition of new routes to South America as well as to increased service to traditional leisure destinations. Excluding Aeroplan passenger revenues, other yield per RPM decreased 3 per cent reflecting a greater proportion of long-haul flying which has a lower yield per RPM. As a result, other RASM, excluding Aeroplan passenger revenues, was down 2 per cent versus 2003 due to the yield per RPM decrease.

Components of Other International Revenue

---------------------------------------------------------------------------------------
Components of Other International Revenue            % change Combined 2004 vs 2003
(excludes Aeroplan passenger revenues)

---------------------------------------------------------------------------------------
                  Passenger revenues                               21
---------------------------------------------------------------------------------------
                    Traffic (RPMs)                                 18
---------------------------------------------------------------------------------------
                   Capacity (ASMs)                                 16
---------------------------------------------------------------------------------------
                         RASM                                      5
---------------------------------------------------------------------------------------
                   Load Factor (pp)                               1.3
---------------------------------------------------------------------------------------
                    Yield per RPM                                  3
---------------------------------------------------------------------------------------

[tabular presentation of graphic display]

CARGO REVENUES

        Combined cargo revenues rose $37 million or 7 per cent in 2004. International cargo revenues recorded growth of $39 million or 10 per cent mainly from Pacific markets due to a stronger demand out of Asia and higher cargo rates and surcharges. In 2003, cargo capacity on Pacific routes was reduced as a result of the SARS crisis. Cargo freighter operations commenced in the domestic market in June 2004 and in the international market in November 2004 following the retirement of the Boeing 747-400 Combi aircraft. 2004 revenues included $16 million from freighter operations.

OTHER REVENUES

        Combined other non-transportation revenues rose $39 million or 4 per cent over 2003. Aeroplan revenues increased approximately $42 million or 14 per cent, mainly due to higher point redemption revenues including non-air rewards. In the fourth quarter of 2004, $41 million of Aeroplan passenger revenues were recorded in passenger revenue. Previously, Aeroplan redemption revenues were recorded in other revenue. Excluding the impact of this change, Aeroplan revenues rose $83 million over 2003.

        Air Canada Technical Services' revenues from maintenance services to third parties grew approximately $21 million or 12 per cent. Air Canada Vacations revenues rose $56 million or 27 per cent primarily as a result of increased capacity to Cuba, the Dominican Republic and Mexico. Other revenues decreased by $25 million following a dilution in Air Canada's ownership interest in a subsidiary company (largely offset by a corresponding reduction in operating expenses) and $15 million due to discontinuing amortization of deferred credits on certain agreements renegotiated under the restructuring process. The remaining $40 million decrease from 2003 was due to lower employee passenger service charge revenues, reduced aircraft sublease revenues due to the termination of a sublease agreement and other miscellaneous reductions.

----------------------------------------------------
       Year              Other Revenues ($M)
----------------------------------------------------
       2000                      805
----------------------------------------------------
       2001                      910
----------------------------------------------------
       2002                     1,051
----------------------------------------------------
       2003                      996
----------------------------------------------------
       2004                     1,035
    (combined)
----------------------------------------------------

[tabular presentation of graphic display]

        The analysis of Other revenues in the above comparisons has been provided based on the products and services offered by the Corporation for Aeroplan, Air Canada Technical Services and Air Canada Vacations. This is consistent with prior year's reporting with the exception of Aeroplan redemption revenues which are recorded in passenger revenue beginning in the fourth quarter of 2004. As a result of the restructuring, effective September 30, 2004, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. This segment reporting is applied on a prospective basis from the date of fresh start reporting. Refer to Note 21 of 2004 Consolidated Financial Statements and to page 76 of this MD&A for additional information.

OPERATING COST PERFORMANCE - COMBINED 2004 VERSUS 2003

        Combined operating expense declined $274 million or 3 per cent from 2003 despite an increase in fuel expense of $353 million or 28 per cent and an increase of 4 per cent in ASM capacity. Combined operating expenses, excluding fuel expense, declined $627 million or 8 per cent from 2003.

        Unit cost, as measured by operating expense per ASM, was 7 per cent below the 2003 level. Excluding fuel expense, unit cost was reduced by 12 per cent from 2003. Operating expense per ASM, net of cargo and other non-ASM producing revenues, was 9 per cent below 2003 levels.

Unit Cost (in cents per ASM)

----------------------------------------------------------------------------------------------------------
       Year           Operating expense per ASM    Operating expense (net of   Operating expense per ASM,
                         (in cents per ASM)         cargo and other non-ASM      excluding fuel expense
                                                       revenues) per ASM           (in cents per ASM)
                                                      (in cents per ASM)

----------------------------------------------------------------------------------------------------------
       2000                     17.2                         14.6                        14.6
----------------------------------------------------------------------------------------------------------
       2001                     17.1                         14.6                        14.4
----------------------------------------------------------------------------------------------------------
       2002                     16.6                         13.9                        14.5
----------------------------------------------------------------------------------------------------------
       2003                     16.7                         13.9                        14.4
----------------------------------------------------------------------------------------------------------
       2004                     15.5                         12.7                        12.7
    (combined)
----------------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

Combined 2004 Consolidated Operating Expenses (1)

------------------------------------------------------------------------------------------
                   Type of Expense                                   As % of total

------------------------------------------------------------------------------------------
             Salaries, wages and benefits                                 29%
------------------------------------------------------------------------------------------
                    Aircraft fuel                                         18%
------------------------------------------------------------------------------------------
                     Commissions                                          3%
------------------------------------------------------------------------------------------
             Food, beverages and supplies                                 4%
------------------------------------------------------------------------------------------
            Aircraft maintenance materials                                4%
------------------------------------------------------------------------------------------
             Airport and navigation fees                                  9%
------------------------------------------------------------------------------------------
            Aircraft rent and depreciation                                12%
------------------------------------------------------------------------------------------
       Communications & Information Technology                            3%
------------------------------------------------------------------------------------------
                        Other                                             18%
------------------------------------------------------------------------------------------

[tabular presentation of graphic display]

(1) Refer to page 2 of this MD&A for additional information.

        Combined salaries and wages expense totaled $1,935 million in 2004, a decrease of $250 million or 11 per cent from 2003, mainly due to a reduction of an average of 3,208 full-time equivalent (FTE) employees or 9 per cent as well as salary reductions for unionized and non-unionized labour groups. Salaries and wages expense per ASM was reduced by 15 per cent from 2003. Compared to 2002, salaries and wages expense decreased $557 million or 22 per cent. Average FTE employees were down over 7,074 or 18 per cent and salaries and wages expense per ASM was reduced by 17 per cent. Fourth quarter 2004 FTE employees were down an average of 8,005 or 20 per cent versus the fourth quarter of 2002 and salaries and wages per ASM was reduced by 20 per cent.

        Combined employee benefits expense amounted to $650 million in 2004, an increase of $7 million or 1 per cent from 2003. The increase was largely due to higher future employee benefits resulting from a higher volume of claims in the disability program and revised actuarial assumptions partially offset by the elimination of unamortized actuarial losses and past service costs resulting from fresh start reporting that commenced on September 30, 2004. This increase was mostly offset by lower pension expense in 2004 resulting from the elimination of unamortized items as a result of fresh start reporting as well as lower employee levels.

2003 included a favourable adjustment of $10 million relating to an actuarial valuation of workers' compensation liability.

        Combined aircraft fuel expense increased $353 million or 28 per cent mainly due to record high fuel prices and a 4 per cent increase in ASM flying capacity versus 2003. The average base fuel price per litre increase of 32 per cent or $405 million, the volume increase of 4 per cent or $56 million and favourable hedging results of $23 million in 2003 were partly offset by a reduction of $124 million resulting from the favourable impact of a stronger Canadian dollar versus the US dollar.

        Combined aircraft rent expense was down $376 million or 37 per cent largely due to the reclassification of certain aircraft leases from operating leases to capital leases which accounted for approximately $236 million of the decrease. Other reductions included the impact of aircraft returns of approximately $56 million, the impact of renegotiated lease rates of approximately $42 million as well as the impact of a stronger Canadian dollar for aircraft leases denominated in US dollars of approximately $35 million. In addition, as a result of fresh start reporting, deferred charges and deferred credits related to operating leases were eliminated in the fourth quarter of 2004. This had the impact of reducing aircraft rent expense by approximately $34 million during the fourth quarter of 2004. As a result of the reclassification of certain operating leases to capital leases, depreciation expense increased by approximately $60 million and interest expense rose by approximately $141 million over 2003. Aircraft rent expense was down $477 million or 43 per cent from 2002.

        Combined airport and navigation fees increased $71 million or 10 per cent on a 2 per cent decrease in aircraft frequencies. Higher fees for air navigation services and higher landing and general terminal charges, primarily at Toronto's Pearson International Airport, were the main reasons for the increase. At Pearson, landing fees increased 26 per cent per metric tonne and general terminal charges rose 14 per cent per seat for domestic and international arrivals compared to 2003.

        Combined aircraft maintenance materials and supplies expense declined $42 million or 11 per cent. Most of the decline was due to the removal of aircraft from the Mainline and Jazz fleet through aircraft repudiations and returns and timing of engine maintenance activities.

        Combined communications and Information Technology expense was down $88 million or 23 per cent largely due to lower GDS fees resulting from increased direct passenger sales via the internet, renegotiated contract rates for information technology and communication services, a decrease in information technology maintenance costs and the favourable impact of a stronger Canadian dollar.

        Combined food, beverages and supplies expense increased $6 million or 2 per cent in spite of a 10 per cent increase in passenger traffic as measured by RPMs. The increase due to higher traffic was largely offset by decreases resulting from renegotiated contract rates as well as other cost reduction initiatives.

        Combined commission expense increased $32 million or 12 per cent on passenger and cargo revenue growth of 7 per cent and increased commissionable passenger sales by travel agents via the internet which has a higher commission rate. In the second half of the year, this volume related increase in commission expense was partly offset by lower rates as a result of a new commission structure introduced in July 2004 for web and GDS bookings. Commission as a per cent of passenger and cargo revenues increased from 3.7 per cent in 2003 to 3.9 per cent in 2004.

        Combined depreciation expense increased $31 million or 8 per cent mainly due to an increase of approximately $60 million reflecting the reclassification of certain aircraft leases from operating to capital leases and due to the amortization of intangible assets recorded following fresh start of $17 million. This was largely offset by lower depreciation and amortization expenses in other areas relating to aircraft, software development, deferred charges and other categories including the impact of fair value adjustments following the adoption of fresh start reporting.

        The Combined other operating expense category decreased $18 million or 1 per cent. Expense reductions were recorded in several categories including crew expenses, insurance, equipment rental, terminal handling, building rent and lower subsidiary expenses. Partially offsetting these expense declines was an increase of $40 million primarily relating to a higher volume of tour packages by Air Canada Vacations.

REORGANIZATION AND RESTRUCTURING ITEMS

        Since its CCAA filing on April 1, 2003 through to September 30, 2004, Air Canada has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. Air Canada emerged from CCAA proceedings on September 30, 2004.

        Reorganization and restructuring items amounted to $871 million for the first nine months of 2004 of which $786 million represented non-cash items. In 2003, reorganization and restructuring items amounted to $1,050 million of which $986 million represented non-cash items.

        These "reorganization and restructuring items" represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA. A number of significant restructuring and reorganization items recorded in 2004 and 2003 relate to lease deficiency claims, labour-related items and professional fees.

COMBINED NON-OPERATING EXPENSE

        As described in Note 3 to the 2004 Annual Consolidated Financial Statements, since Air Canada's filing under CCAA on April 1, 2003, interest expense was reported only to the extent that it would be paid under the plan of arrangement or that it was probable that it would be an allowed claim.

        Combined non-operating expense was $315 million, a $33 million increase from 2003. Net interest expense rose $124 million largely due to an increase of approximately $141 million as a result of the reclassification of certain aircraft leases from operating to capital leases. In 2003, Air Canada did not record interest expense on unsecured debt subject to compromise.

        Loss on sale of and provisions for losses on sale of assets of $75 million were recorded in 2004 related to non-operating aircraft and inventory. The provisions reflect the excess of net book value over fair value. In 2003, loss on sale of and provisions for losses on sale of assets of $168 million were recorded and included net provisions of $165 million related to the write-down of non-operating aircraft and spare parts. Other non-operating expense amounted to $30 million in 2004 compared to other non-operating expense of $28 million in 2003.

FOREIGN EXCHANGE GAINS

        In 2004, Combined gains of $204 million were recorded from foreign exchange on non-compromised long-term monetary items attributable to a stronger Canadian dollar versus the US dollar at December 31, 2004 compared to December 31, 2003. The gains recorded in 2004 included $169 million relating to capital lease obligations. This compared to total gains of $137 million recorded in 2003.

TAX

        On a consolidated basis, ACE has unrecognized net future tax assets of approximately $2.3 billion. Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Corporation has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The valuation allowance will reverse against the carrying value of the intangible assets on a pro rata basis and equity. For additional information, refer to Note 14 of the 2004 Annual Consolidated Financial Statements.

        The table below describes pre-tax losses, tax recoveries, tax valuation allowances and net losses for the past three years.

                                                                PREDECESSOR      SUCCESSOR
                                                                  COMPANY         COMPANY
                                                                 AIR CANADA         ACE
                                                               -------------    ------------
                                                                NINE MONTHS       PERIOD
                                                                  ENDED            ENDED          COMBINED
$ MILLIONS                                  2002      2003     SEPT 30, 2004    DEC 31, 2004      2004 (1)
----------------------------------------   ------    ------    -------------    -------------    ----------
Pre-tax loss                                 (444)   (1,879)            (893)              28          (865)
                                           ------    ------    -------------    -------------    ----------
Tax recovery (provision) before
    valuation allowance                        69       623              289              (12)          277
Valuation allowance - recovery offset         (53)     (611)            (291)              (1)         (292)
Valuation allowance - asset write-off        (400)        0                -                -             0
                                           ------    ------    -------------    -------------    ----------
Tax recovery (provision)                     (384)       12               (2)             (13)          (15)
                                           ------    ------    -------------    -------------    ----------
Net income (loss)                            (828)   (1,867)            (895)              15          (880)
                                           ======    ======    =============    =============    ==========

(1)     Refer to page 2 of this MD&A for additional information.

BALANCE SHEET ANALYSIS
----------------------

        The consolidated balance sheet as of December 31, 2004 represents the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis. The consolidated balance sheets as of December 31, 2003 and 2002 represent the accounts of Air Canada and its subsidiaries. ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of ACE have been reported at fair values except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. In accordance with CICA 1625, prior information has not been restated to reflect the impact of fair value adjustments and, accordingly, amounts in the Predecessor Company are not comparable.

AS AT DECEMBER 31
($ millions)

                                                            PREDECESSOR      PREDECESSOR        SUCCESSOR
                                                              COMPANY          COMPANY           COMPANY
                                                            AIR CANADA        AIR CANADA           ACE
                                                          --------------    --------------    --------------
AS AT DECEMBER 31 ($ millions)                                 2002               2003             2004
-----------------------------------------------------     --------------    --------------    --------------
ASSETS
Current
  Cash and cash equivalents                                          558               670             1,632
  Other current assets                                             1,204             1,041             1,063
                                                          --------------    --------------    --------------
                                                                   1,762             1,711             2,695
Property and equipment                                             2,152             1,700             3,696
Deferred charges                                                   1,774             2,340               167
Goodwill                                                             510               510                 -
Intangible Assets                                                    231               164             2,691
Other assets                                                         983               485               137
                                                          --------------    --------------    --------------
                                                                   7,412             6,910             9,386
                                                          ==============    ==============    ==============
LIABILITIES
Current liabilities                                                2,592             2,402             2,491
Long-term and subordinated perpetual debt and
 capital lease obligations                                         4,314               332             2,328
Convertible preferred shares                                           -                 -               132
Future income taxes                                                   28                11               243
Pension and other benefits liabilities                               837               964             2,344
Other long-term liabilities                                          568             1,216             1,645
Deferred credits                                                   1,361               827                 -
                                                          --------------    --------------    --------------
                                                                   9,700             5,752             9,183
Liabilities subject to compromise                                      -             5,313                 -
                                                          --------------    --------------    --------------
                                                                   9,700            11,065             9,183
                                                          --------------    --------------    --------------
SHAREHOLDERS' EQUITY                                              (2,288)           (4,155)              203
                                                          --------------    --------------    --------------
                                                                   7,412             6,910             9,386
                                                          ==============    ==============    ==============
Weighted average common shares outstanding (millions)
  - basic (1)                                                        120               120                89
  - diluted (1)(2)                                                   120               120                90
                                                          --------------    --------------    --------------

(1) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.

(2) Excludes shares having the potential effect of being anti-dilutive for the purposes of calculating earnings per share. If these shares were included at December 31, 2004, diluted shares would be 99 million. Refer to Note 20 to the 2004 Annual Consolidated Financial Statements.

        As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 million has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700 million, net of contributed surplus of $175 million, was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186 million as at September 30, 2004. Fresh start values reported in Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 million and an increase to liabilities of $79 million, resulting in an increase to Shareholders' Equity of $797 million for an adjusted Shareholders' Equity of $186 million.

        In accordance with an investment agreement with Cerberus, ACE issued 12,500,000 Convertible Preferred Shares on September 30, 2004. In addition, as part of the Plan, the unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the fully diluted equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a standby purchase agreement entered into with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of 42,500,000 shares under its rights offering. DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights. In addition, the unsecured creditors claims were settled for 46,250,000 shares in ACE. The implied value, as at September 30, 2004, of the various classes of shares issued by ACE derived from these agreements is approximately $2 billion. Shareholders' Equity as presented on the Consolidated Statement of Financial Position of ACE under

Canadian GAAP does not reflect this implied value for the reasons explained in the following paragraphs.

        Due to certain characteristics of the $250 million Convertible Preferred Shares issued pursuant to the Investment Agreement, Canadian GAAP requires that the instrument be presented as a compound instrument, and as such, $127 million is presented as a financial liability and not in Shareholders' Equity.

        Under fresh start reporting, Canadian GAAP does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. This presentation differs from US GAAP for fresh start reporting. Refer to Note 25 to the 2004 Annual Consolidated Financial Statements - Schedule of Differences between Generally Accepted Accounting Principals in Canada and the United States.

        The combination of the above factors and the existing Shareholders' Deficit as reported prior to the adoption of fresh start reporting contribute to the reporting of a Shareholders' Equity of $186 million as at September 30, 2004, which does not reflect the implied value of the various classes of shares by ACE.

        The following cash flow discussion uses 2004 Non-GAAP information which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

CASH FLOW ANALYSIS
------------------

ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOW

                                                                 SUCCESSOR     PREDECESSOR
                                                                  COMPANY       COMPANY
                                                                    ACE        AIR CANADA
                                                                 ----------    -----------
                                                                   PERIOD       9 MONTHS                     12 MONTHS
                                                                    ENDED         ENDED         COMBINED        ENDED
(IN MILLIONS OF CANADIAN DOLLARS)                                DEC 31/2004    SEPT 30/2004      2004       DEC 31/2003
------------------------------------------------------------     -----------    ------------    --------     -----------
CASH FLOWS FROM (USED FOR) OPERATING
Income (loss) for the period                                           15           (895)         (880)       (1,867)

Adjustments to reconcile to net cash provided by operations
Reorganization and restructuring items                                  -            786           786           986
Depreciation, amortization and obsolescence                            85            312           397           366
Loss on sale of and provisions on assets                                -             75            75           168
Foreign exchange                                                      (98)          (106)         (204)         (137)
Future income taxes                                                    11             (5)            6           (19)
Employee future benefit funding less than expense                     (52)            98            46           204
Decrease (increase) in accounts receivable                            269           (191)           78           183
Decrease (increase) in spare parts, materials & supplies              (30)             -           (30)           55
Increase (decrease) in accounts payable & accrued
 liabilities                                                         (256)            34          (222)           50
Increase (decrease) in advance ticket sales, net of
 restricted cash                                                     (103)           196            93           (71)
Aircraft lease payments (in excess of) less than rent exp.            (14)           (31)          (45)          363
Other                                                                  61             87           148          (142)
                                                               ----------    -----------    ----------    ----------
Cash flows from (used for) operating activities before
 under noted items                                                   (112)           360           248           139
Settlement of lease obligations                                      (290)             -          (290)            -
Rebate on lease settlement                                             33              -            33             -
Payment of restructuring obligation                                   (45)             -           (45)            -
Fees conditional on emergence                                         (12)             -           (12)            -
                                                               ----------    -----------    ----------    ----------
                                                                     (426)           360           (66)          139
                                                               ----------    -----------    ----------    ----------
FINANCING
GE DIP financing                                                     (300)           300             -             -
Drawdown of Exit Financing                                            527              -           527             -
Aircraft related borrowings                                             -            233           233             -
Credit facility borrowings                                              -             80            80           315
Reduction of long-term debt and capital lease obligations             (67)          (358)         (425)         (240)
Preferred shares issued to Cerberus for cash                          238              -           238             -
Shares issued for cash under Rights Offering                          852              -           852             -
Issue of share capital                                                  1              -             1             -
DIP financing fees                                                      -              -             -           (62)
Other                                                                   -             (2)           (2)            9
                                                               ----------    -----------    ----------    ----------
                                                                    1,251            253         1,504            22
                                                               ----------    -----------    ----------    ----------
INVESTING
Additions to property and equipment                                  (129)          (328)         (457)          (96)
Proceeds from sales of assets                                           -              2             2            45
Investments and advances                                                -              -             -             2
Cash collaterization of lines of credit                               (21)             -           (21)            -
                                                               ----------    -----------    ----------    ----------
                                                                     (150)          (326)         (476)          (49)
                                                               ----------    -----------    ----------    ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      675            287           962           112
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          -            670           670           558
CASH AND CASH EQUIVALENTS TRANSFERRED TO
 THE SUCCESSOR COMPANY                                                957           (957)            -             -
                                                               ----------    -----------    ----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            1,632              -         1,632           670
                                                               ----------    -----------    ----------    ----------

COMBINED CASH FLOWS FROM (USED FOR) OPERATIONS

        The cash flow discussion below is on the 2004 Combined cash flow for the period ended December 31, 2004 of ACE and the nine months ended September 30, 2004 of Air Canada.

Cash Flows from (used for) Operations

----------------------------------------------------
       Year          Cash Flows from (used for)
                           Operations ($M)
----------------------------------------------------
       2000                      140
----------------------------------------------------
       2001                    (1,072)
----------------------------------------------------
       2002                     (95)
----------------------------------------------------
       2003                      139
----------------------------------------------------
       2004                     (66)
    (combined)
----------------------------------------------------

[tabular presentation of graphic display]


        2004 Combined cash flows used for operations amounted to $66 million compared to cash flows from operations of $139 million in 2003. 2004 Combined cash flows used for operations included $314 million of net payments made on implementation of the Plan, relating mainly to the settlement of restructuring obligations.

        Before these payments, 2004 Combined cash from operations amounted to $248 million, an improvement of $109 million over 2003. Improved operating results, in 2004 were partially offset by the cash flow benefit in 2003 resulting from the moratorium on aircraft lease payments and stay of proceedings under the CCAA. Components of the cash flow change are further described below:

o Combined aggregate aircraft lease payments (in excess of) less than rent expense were a use of funds of $45 million in 2004 versus a source of $363 million in 2003, a deterioration of $408 million in relation to 2003. In 2003, subsequent to the CCAA filing, due to the moratorium on aircraft lease payments allowed under the Court order, net scheduled cash payments of $520 million were not made. Aircraft lease payments (in excess of) less than rent expense represent the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

o Combined accounts payable was a use of funds of $222 million in 2004. This compared to a source of funds of $50 million in 2003, a deterioration of $272 million. 2003 was favourably impacted by the stay on certain pre-petition obligations as allowed under the Court order, partially offset by accelerated payment terms and prepayments for certain goods and services after the filing.

o The change in Combined accounts receivable, advance ticket sales and spare parts, materials and supplies was a source of funds of $141 million versus a source of funds of $167 million, a deterioration of $26 million from the prior year, largely due to higher fuel inventories, including the impact of higher fuel costs in fuel inventories.

o Combined other cash from operations was $148 million versus a use of funds of $142 million in 2003 reflecting the repatriation of various deposits made while under CCAA.

Combined 2004 Changes in Cash Position

--------------------------------------------------------------------------------------------------
                              Category                         Cash Outflows     Cash Inflows
 --------------------------------------------------------------------------------------------------
Cash flows from operations excluding cash flows used
upon emergence                                                                       248
--------------------------------------------------------------------------------------------------
Cash flows used upon emergence                                    (314)
--------------------------------------------------------------------------------------------------
Long-term borrowings                                                                  613
--------------------------------------------------------------------------------------------------
Reduction of long-term debt                                       (425)
--------------------------------------------------------------------------------------------------
Net financing proceeds received upon emergence                                       1,317
--------------------------------------------------------------------------------------------------
Additions to property and equipment                               (457)
--------------------------------------------------------------------------------------------------
Other                                                              (20)
--------------------------------------------------------------------------------------------------
Net increase in cash                                                                  962
--------------------------------------------------------------------------------------------------

[tabular presentation of graphic display]


        In 2004, Air Canada obtained financing of approximately $233 million for the purchase of two Airbus A340-500 aircraft. The purchase was 100 per cent financed through a conditional sales agreement.

        Prior to implementation of the Plan on September 30, 2004, other long-term borrowings amounted to $380 million, $300 million of which related to the GE Canada Finance Holding Company debtor-in-possession (DIP) secured financing which was fully repaid through the consummation of the exit financing transactions effective upon emergence from creditor protection and $80 million related to a secured non-revolving term credit facility with Amex Bank of Canada Inc.

        In 2004, Combined reduction of long-term debt and capital lease obligations amounted to $425 million which included repayments of $251 million related to capital lease obligations and repayments of $105 million made on the non-revolving term borrowing credit facility with the CIBC. In 2003, repayments of long-term debt and capital lease obligations amounted to $240 million of which $159 million related to the repayment of the non-revolving term borrowing credit facility with CIBC.

COMBINED CASH FLOWS USED FOR INVESTING ACTIVITIES

        In 2004, Combined additions to property and equipment amounted to $457 million. Included in this amount were $235 million for the purchase of two Airbus A340-500 aircraft, $105 million for progress payments on the Embraer and Bombardier aircraft and $19 million for the purchase of four Boeing B767 aircraft previously under operating leases. Other aircraft-related spending amounted to $27 million and included inventory and spare engines. These expenditures were partly offset by a Federal government refund recorded in the third quarter of 2004 totaling approximately $13 million relating to costs incurred for upgrading cockpit security. Other Combined expenditures amounted to $84 million of which $54 million related to system development projects.

2004 Combined Capital Expenditures

--------------------------------------------------------------------------------
        Type of Capital Expenditure              2004 Combined Expenditures ($M)
--------------------------------------------------------------------------------
Aircraft and aircraft-related                                373
--------------------------------------------------------------------------------
Project Development Costs                                    54
--------------------------------------------------------------------------------
Facilities                                                   11
--------------------------------------------------------------------------------
Ground equipment, computer systems                           19
and other
--------------------------------------------------------------------------------

 [tabular presentation of graphic display]

QUARTERLY RESULTS - 2004 AND 2003
---------------------------------

        The following discussion covers quarterly financial results for Air Canada as Predecessor Company, for the seven quarters ended September 30, 2004 and ACE for the quarter ended December 31, 2004 as Successor Company. As a result of the application of fresh start reporting and the effectiveness of certain lease contracts on emergence from CCAA, fourth quarter 2004 results of the Successor Company are not comparable to prior quarterly results of the Predecessor Company. The results for the periods ending September 30, 2004 of the Predecessor Company do not include any adjustments to reflect the impact of the emergence, fresh start reporting and other transactions.

        Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

        The table below describes quarterly financial results of Air Canada for each quarter of 2003 and the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 as well as major operating statistics:

                QUARTERLY FINANCIAL DATA - CONDENSED CONSOLIDATED

                                                                      SUCCESSOR
                                        PREDECESSOR COMPANY            COMPANY                 PREDECESSOR COMPANY
                                            AIR CANADA                  ACE                       AIR CANADA
                                  --------------------------------    ---------   --------------------------------------------
                                                      2004                                           2003
$ MILLIONS                        ---------------------------------------------   --------------------------------------------
(except per share figures)           Q1          Q2          Q3           Q4         Q1          Q2          Q3          Q4
-------------------------------   --------    --------    --------    ---------   --------    --------    --------    --------
Passenger revenues                   1,661       1,844       2,123        1,681      1,745       1,597       1,901       1,615
Cargo revenues                         126         137         142          151        144         122         122         131
Other revenues                         334         240         231          230        323         235         207         231
                                  --------    --------    --------    ---------   --------    --------    --------    --------
Operating revenues                   2,121       2,221       2,496        2,062      2,212       1,954       2,230       1,977
Operating expenses                   2,266       2,199       2,253        2,065      2,566       2,225       2,212       2,054
                                  --------    --------    --------    ---------   --------    --------    --------    --------
Operating income (loss)
 before reorganization
 and restructuring items              (145)         22         243           (3)      (354)       (271)         18         (77)
Reorganization and
 restructuring items                  (132)       (426)       (313)           -          -        (216)       (274)       (560)
Non-operating
 income (expense)                      (43)        (72)       (133)         (67)       (61)        (68)        (21)       (132)
                                  --------    --------    --------    ---------   --------    --------    --------    --------
Income (loss) before foreign
 exchange on non-
 compromised long-term
 monetary items and
 income taxes                         (320)       (476)       (203)         (70)      (415)       (555)       (277)       (769)
FX gain (loss) on non-
 compromised long-term
 monetary items                         17         (34)        123           98        132          (5)         17          (7)
                                  --------    --------    --------    ---------   --------    --------    --------    --------
Income (loss) before
 income taxes                         (303)       (510)        (80)          28       (283)       (560)       (260)       (776)
Recovery of (provision
 for) income taxes                      (1)          -          (1)         (13)        13          (6)         (3)          8
                                  --------    --------    --------    ---------   --------    --------    --------    --------
Net income (loss)                     (304)       (510)        (81)          15       (270)       (566)       (263)       (768)
                                  ========    ========    ========    =========   ========    ========    ========    ========
Earnings (loss)(1)
  Per share - basic                  (2.53)      (4.24)      (0.67)        0.17      (2.25)      (4.70)      (2.18)      (6.39)
            - diluted                (2.53)      (4.24)      (0.67)        0.17      (2.25)      (4.70)      (2.18)      (6.39)
Revenue passenger miles
 (millions)                         10,057      10,836      12,853        9,681      9,586       9,073      11,617       9,289
Available seat miles (millions)     13,797      13,931      15,993       12,815     13,310      12,579      15,156      13,115
Passenger load factor (%)             72.9        77.8        80.4         75.5       72.0        72.1        76.6        70.8
Operating expense per
 available seat mile (CASM)
 (cents)                              16.4        15.8        14.1         16.1       19.3        17.7        14.6        15.7
Operating expense per
 available seat mile excl.
 fuel expense (cents)                 14.0        13.1        11.2         12.7       16.7        15.4        12.5        13.5

1. Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

QUARTERLY ANALYSIS OF RESULTS

        Quarterly operating revenues for 2004 showed positive year-over-year increases for the last three quarters of the year. The year 2003 was significantly impacted by a number of external events and factors, notably the SARS crisis, the war in Iraq and increased competition.

        The table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters.

              PASSENGER REVENUE % CHANGE YEAR-OVER-YEAR BY QUARTER

                                                              PREDECESSOR                                            SUCCESSOR
                                                               COMPANY                                                COMPANY
                                                              AIR CANADA                                                ACE
                   ----------------------------------------------------------------------------------------------   ------------
                    QUARTER 1     QUARTER 2     QUARTER 3       QUARTER 4     QUARTER 1    QUARTER 2    QUARTER 3     QUARTER 4
                      2003          2003          2003            2003          2004         2004         2004          2004
                   ----------    ----------    ----------    ------------    ----------   ----------   ----------   ------------
Canada                  (12)          (26)          (17)            (13)           (9)           8            3              0
US                       (5)          (27)          (24)            (19)          (13)           5           (1)           (17)
Atlantic                 (1)          (11)           (4)             (5)           (5)           6            6              4
Pacific                  (3)          (63)          (52)            (13)           15          162          113             35
Other                    21            (8)            3              18            24           38           25             22
System
(excl. Aeroplan)         (6)          (26)          (19)            (12)           (5)          15           12              1
System
(incl. Aeroplan)         (6)          (26)          (19)            (12)           (5)          15           12              4

        First quarter 2004 consolidated passenger revenues declined $84 million or 5 per cent from the same period in 2003. This represented the smallest quarter-over-quarter reduction since the fourth quarter of 2003 as compared to 2002. Pacific and other international routes recorded strong revenue growth, while North American routes continued to show declines, but at a lower rate than in previous quarters. Increased competition in both Canada and the U.S. contributed to a 9 per cent decline in overall system yield per RPM.

        The second quarter showed significant improvement due to recovery in most markets but notably the Pacific market which accounted for one half of the total year-over-year improvement. Passenger revenues in the second quarter increased $247 million or 15 per cent from the second quarter of 2003. During the 2004 quarter, system passenger traffic increased 19 per cent on an 11 per cent increase in ASM capacity producing a 5.7 percentage point improvement in load factor. RASM increased 4 per cent reflecting the rise in passenger load factor. In the second quarter of 2003, passenger revenues were negatively impacted due to lower domestic and international demand resulting from the SARS crisis and a second outbreak in May 2003.

        The third quarter passenger revenue increase of $222 million or 12 per cent from the prior year represented a progressive recovery in all markets with the exception of the US transborder market. International markets continued their rebound from a SARS impacted 2003. A stronger domestic market showed improving yield per RPM and traffic performance as well. In the 2003 quarter, passenger revenues were negatively impacted by lower domestic and international demand resulting from the SARS crisis and increased capacity by low-cost carriers. System passenger traffic for the third quarter 2004 increased 11 per cent on a 6 per cent increase in ASM capacity producing a 3.8 percentage point improvement in load factor. With the improvement in load factor, RASM rose 6 per cent over the third quarter of 2003.

        Beginning in October 2004, Aeroplan passenger revenues are recorded in passenger revenue. Previously, Aeroplan redemption revenues were included in other revenue. As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, passenger revenues, RASM and yield per RPM are not directly comparable to the previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

        Fourth quarter 2004 passenger revenues increased $66 million or 4 per cent which included Aeroplan passenger revenues of $41 million in the quarter. For the 2004 quarter, system passenger traffic increased 4 per cent on a decrease of 2 per cent in ASM flying capacity producing a 4.7 percentage point improvement in load factor. Excluding Aeroplan passenger revenues, yield per RPM decreased 3 per cent. The yield per RPM decrease was due to increased low-cost competition, a weak transborder market and a greater proportion of longer haul flying which has a lower yield per RPM. With the major improvement in load factor, system RASM, excluding Aeroplan passenger revenues, rose 4 per cent over the fourth quarter of 2004.

        First quarter 2004 operating expenses declined $300 million or 12 per cent on a 4 per cent increase to ASM capacity. Unit cost was 15 per cent below the 2003 level. Salaries and wage expense was reduced $118 million or 19 per cent as a result of a reduction of an average of over 6,300 FTE employees as well as salary reductions for unionized and non-unionized employee groups. Expense reductions were also recorded in most areas including aircraft rent, aircraft maintenance, material and supplies and communications and information technology and other operating expenses.

        For the second quarter, operating expenses were reduced by $26 million or 1 per cent on an 11 per cent increase to ASM capacity. With a significant increase to fuel prices, fuel rose $82 million or 28 per cent. Unit cost was 11 per cent below the 2003 level (excluding fuel expense, down 15 per cent). Expense reductions were recorded in essentially all controllable areas. Salary and wages expense per ASM declined 22 per cent from the second quarter of 2003.

        In the third quarter of 2004, consolidated operating expenses increased $41 million or 2 per cent despite an increase in fuel expense of $138 million on an ASM increase of 6 per cent. Unit cost was down 3 per cent from the third quarter of 2003 (excluding fuel expense, down 10 per cent).

        In the fourth quarter of 2004, operating expenses increased $11 million or 1 per cent, despite an increase of $142 million or 49 per cent in fuel expense, on an ASM capacity reduction of 2 per cent. Unit cost increased 3 per cent (excluding fuel expense, down by 5 per cent). As the cost reduction initiatives undertaken under the restructuring process largely came into effect beginning in the third quarter of 2003, the quarter-over-quarter reduction in unit cost for the fourth quarter was smaller than in the previous quarters.

SEGMENT INFORMATION
-------------------

        As a result of the corporate restructuring, the Corporation's businesses are operated through four reporting segments: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost center within Air Canada and discrete financial information is not available. As described in Note 1 to the 2004 Annual Consolidated Financial Statements, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Jazz segment information in the Successor Company is not comparable as a result of this new agreement.

        Aeroplan was operated as a division of the Predecessor Company until January 1, 2002. An asset purchase agreement was executed between Air Canada and Aeroplan having an effective date of January 1, 2002. Based upon the terms contained in the asset purchase agreement, Air Canada maintained the liability with respect to Aeroplan Miles issued prior to January 1, 2002. Aeroplan assumes all risks and rewards for the management of Aeroplan Miles issued on or after January 1, 2002. As at September 30, 2004, Air Canada had a remaining liability of approximately 25 per cent of the total Aeroplan Miles outstanding. As a result of this transitional period, Loyalty Program results are not directly comparable to prior periods.

        The accounting policies for each of these segments are those described in Note 4 to the 2004 Annual Consolidated Financial Statements. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                  SUCCESSOR COMPANY
                                                           PERIOD ENDED DECEMBER 31, 2004
                            ---------------------------------------------------------------------------------------------
                                                                                                                  ACE
                            TRANSPORTATION      LOYALTY      TECHNICAL      REGIONAL        INTER-SEGMENT    CONSOLIDATED
($ millions)                 SERVICES (1)     PROGRAM (2)     SERVICES    OPERATIONS (3)     ELIMINATION         TOTAL
-------------------------   --------------    -----------    ---------    --------------    -------------    ------------
Passenger revenue                    1,680              -            -                 1                -           1,681
Cargo revenue                          151              -            -                 -                -             151
Other revenue                           40            126           62                 2                -             230
External revenue                     1,871            126           62                 3                -           2,062
Inter-segment revenue                   54              6          122               185             (367)              -
                            --------------    -----------    ---------    --------------    -------------    ------------
Total revenue                        1,925            132          184               188             (367)          2,062
                            --------------    -----------    ---------    --------------    -------------    ------------
Operating expenses,
 before the following:               1,925            105          155               162             (367)          1,980
Amortization of capital
 assets                                 72              2            7                 4                -              85
Significant non-cash and
 special items                           -              -            -                 -                -               -
                            --------------    -----------    ---------    --------------    -------------    ------------
Total operating expenses             1,997            107          162               166             (367)          2,065
Operating income (loss)                (72)            25           22                22                -              (3)
Net interest expense                   (39)             -           (4)               (4)               -             (47)
Foreign exchange on
 long-term monetary items               98             --            -                 -                -              98
Income tax expense                     (13)             -            -                 -                -             (13)
Other non-operating items              (19)             -            -                (1)               -             (20)
                            --------------    -----------    ---------    --------------    -------------    ------------
                                        27              -           (4)               (5)               -              18
                            --------------    -----------    ---------    --------------    -------------    ------------
Segment Results                        (45)            25           18                17                -              15
                            ==============    ===========    =========    ==============    =============    ============

(1) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and costs to Air Canada Mainline for Jazz operations under the CPA as well as Air Canada Cargo, Destina, AC Online, Air Canada Ground Handling Services, Air Canada Vacations and ACE.
     Foreign exchange on long-term monetary items included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represent interest on third party debt. Interest expense included in other segments represent interest on intercompany and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.
(2) Other revenue of $126 million includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $6 million represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.
(3)  Includes Jazz operations under the CPA effective September 30, 2004.

        This segment reporting is applied on a prospective basis and accordingly, segment reporting pertaining to periods prior to September 30, 2004 is not directly comparable.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

        An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement with an entity not reported on a consolidated basis under which a company has (1) any obligation under certain guarantee contracts;
(2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets; (3) any obligation under certain derivative instruments; or (4) any obligation arising under a material variable interest held in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

GUARANTEES

        As described in Note 24 to the 2004 Annual Consolidated Financial Statements of ACE for the year ended December 31, 2004, under certain aircraft lease agreements accounted for as operating leases, ACE may be required to provide residual value support not exceeding $382 million. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 million.

        With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates.

        ACE participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the land rights under the land lease. The aggregate debt of the Fuel Facilities Corporations in Canada as at December 31, 2004 is approximately $135 million which is Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Successor Company views this loss potential as remote. Each contracting airline shares pro rata, based on system usage, in the guarantee of this debt.

RETAINED OR CONTINGENT INTEREST IN ASSETS TRANSFERRED

        ACE has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

DERIVATIVE INSTRUMENTS

        ACE's risk management policies and use of derivative financial instruments are described in Note 23 to the 2004 Annual Consolidated Financial Statements of ACE for the year ended December 31, 2004. The Corporation has entered into currency swap agreements for five Canadair Regional Jet operating leases until lease termination in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of these leases and have a fair value at December 31, 2004 of $12 million in favour of the third parties (2003 $7 million in favour of unrelated creditworthy third parties), taking into account foreign exchange rates in effect at that time.

        Air Canada had entered into currency swaps with an unrelated creditworthy third party for three Airbus A330 operating leases until 2010. These currency swaps were terminated during the quarter ended September 30, 2004. The fair value of these currency swaps at December 31, 2003 was $19 million in favour of the Corporation.

VARIABLE INTEREST ENTITIES

        Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) is effective for periods beginning on or after November 1, 2004. As a result, ACE will be adopting this standard effective January 1, 2005. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

        Air Canada has entered into aircraft and engine lease transactions with several special purpose entities (SPEs), referred to as variable interest entities under AcG 15. On adoption of AcG 15, the Corporation anticipates consolidating leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP as at December 31, 2004. In addition, the Corporation participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports. The Fuel Facilities Corporations operate on a cost recovery basis. Under AcG 15, the Corporation anticipates consolidating those Fuel Facilities Corporations where the Corporation uses more than 50 per cent of the services of the Fuel Facilities Corporations.

        A summary of the anticipated impact on the consolidated balance sheet of ACE of consolidating the variable interest entities as noted as at January 1, 2005 is as follows:

$ MILLIONS                         AIRCRAFT AND ENGINES    FUEL FACILITIES      TOTAL
--------------------------------   --------------------    ---------------   ----------
Property and equipment                            1,304                113        1,417
Deposits and other assets, net                       57                  -           57
                                   --------------------    ---------------   ----------
                                                  1,361                113         1474
                                   --------------------    ---------------   ----------
Current portion - Long-term debt                     77                  -           77
Long-term debt                                    1,179                 51        1,230
Minority interest                                   170                  8          178
Other liabilities, net                             (158)                 2         (156)
                                   --------------------    ---------------   ----------
                                                  1,268                 61        1,329
                                   --------------------    ---------------   ----------

Credit to retained earnings                          93                 52          145
                                   ====================    ===============   ==========

        The existence of the Special Purpose Entity (SPE) in the lease arrangements does not, in and of itself, increase any financial risk to ACE. ACE views the off balance sheet risk in aircraft lease arrangements as being related to the duration of the lease and the existence of residual value support ACE may be required to provide.

ADOPTION OF ACCOUNTING POLICIES
-------------------------------

        In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of ACE have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes.

        As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("miles") were adjusted to reflect the estimated fair value of miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

        Revenues from miles issued to members are recognized at the time the miles are redeemed except for breakage as noted below. Effective September 30, 2004, miles redeemed for travel are included in passenger revenue and miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. Based on historical experience and current program policies, the Successor Company estimates the percentage of miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized in other revenue on a straight line basis over a period of 30 months. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

        As a result of the restructuring, the Corporation operates its businesses through four reportable segments: transportation services, loyalty program, technical services and regional operations. Previously, the Corporation reported operating results under only one segment.

        Air Canada adopted Accounting Guideline 13 - Hedging Relationships (AcG
13) beginning January 1, 2004. The new guideline outlines criteria related to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting.

        Effective January 1, 2004, Air Canada adopted CICA 1100 - Generally Accepted Accounting Principles and CICA 3063 - Impairment of Long-Lived Assets. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. There have been no changes in accounting policies as a result of the adoption of CICA 1100. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Air Canada has not recorded any impairment loss as a direct result of the transition to CICA 3063.

CRITICAL ACCOUNTING ESTIMATES
-----------------------------

        Critical accounting estimates are those that are most important to the portrayal of the Corporation's financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

        The Corporation has identified the following critical accounting policies utilized in the preparation of these financial statements:

AIR TRANSPORTATION REVENUES

        Airline passenger and cargo advance sales are deferred and included in current liabilities. In addition, the current portion of loyalty program deferred revenues are reported in Advance ticket sales and loyalty program deferred revenues. Passenger, including loyalty program redemptions for air travel, and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. Beginning September 30, 2004, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred in passenger revenue at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles to customers, including Miles sold to loyalty program partners are recorded as passenger revenues at the time the Miles are redeemed for air travel. Redemptions for non-passenger services are included in other revenue.

        The Corporation performs regular evaluations on the liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results which are different from estimates, however, these differences have historically not been material. Customer behaviour, pricing policies and other factors may result in changes impacting these estimates.

EMPLOYEE FUTURE BENEFITS

        The significant policies related to employee future benefits, consistent with CICA #3461 - "Employee Future Benefits", are as follows:

..    The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

..    A market-related value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight-line basis over four years.

..    Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date.

..    Cumulative unrecognized net actuarial gains and losses in excess of 10 per cent of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

        Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

                                                       Dec. 31,        Sep. 30,        Dec. 31,
                                                         2003            2004            2004
                                                     ------------    -------------   ------------
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
 ACCRUED BENEFIT OBLIGATION
Discount rate as at period end                             6.00%            6.00%          5.75%
Rate of compensation increase                              4.00%            4.00%          4.00%

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
 PENSION COSTS
Discount rate as at period end                             6.50%            6.00%          6.00%
Expected long term rate of return on plan assets           7.50%            7.50%          7.50%
Rate of compensation increase                              4.25%            4.00%          4.00%

DISCOUNT RATE

        The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated AA or better with cash flows that approximately match the timing and amount of expected benefit payments.

EXPECTED RETURN ON ASSETS ASSUMPTION

        The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

ASSET ALLOCATION

        The actual and target allocations of the pension assets are as follows:

                                                                                               TARGET
                                                       DEC. 31, 2003       DEC. 31, 2004     ALLOCATION
                                                   ------------------   -----------------    ----------
Equity                                                          64.8%                64.8%         65.0%
Bonds and Mortgages                                             32.9%                33.1%         35.0%
Real Estate                                                      0.3%                 0.2%          0.0%
Short-term and Other                                             2.0%                 1.9%          0.0%
                                                   -----------------    -----------------    ----------
Total                                                          100.0%               100.0%        100.0%
                                                   =================    =================    ==========

INVESTMENT POLICY

        For the Domestic Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75 per cent over the long term.

        In addition to the target asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

..    Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27 to 33 per cent of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
..    Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50 per cent of the total return of the Scotia Capital Long Term Bond Index.

BEST ESTIMATE OF EMPLOYER CONTRIBUTIONS

        Based upon an agreement, subject to approval of the Office of the Superintendent of Financial Institutions (Canada) (OSFI), between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Canadian registered plans, the estimated 2005 contributions are as follows:

                                                            2005 CONTRIBUTIONS
                                                            ------------------
                                                              ($ millions)
Current service cost for registered pension plans                          128
Past service cost for registered pension plans                              83
Other pension arrangements                                                  48
                                                            ------------------
Total                                                                      259
                                                            ==================

SENSITIVITY ANALYSIS

        Sensitivity analysis on the Combined 2004 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

                                                       0.25 PERCENTAGE POINT
                                                      ------------------------
Impact on 2004 Pension Expense                         INCREASE      DECREASE
--------------------------------------------------    ----------    ----------
                                                             ($ millions)
Discount rate on obligation assumption                        (6)            6
Long-term rate of return on plan assets assumption           (23)           23

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10.75 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 (2003 10.00 per cent). The rate is assumed to decrease gradually to 5 per cent by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $13 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 million and the obligation by $17 million.

        In 2003, as a result of the Predecessor Company's review of the impact of the reduction in the level of employees as part of the CCAA restructuring program on its pension liability and expense, the Corporation recorded a pension curtailment charge of $128 million. The charge is calculated based upon the impact the reduction in the level of employees had on the expected average remaining service life of the active employees.

        Upon emergence from CCAA, under fresh start reporting, all unamortized past service costs, net actuarial losses and net transition obligations were written off and the Corporation recorded the estimated net accrued benefit obligations of the plans as at the date of emergence. At that time, all assumptions used in the calculations were revalidated.

PROPERTY AND EQUIPMENT

        Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. Property and equipment is carried at the lesser of amortized cost and the net recoverable amount.

On the application of fresh start accounting, effective September 30, 2004, the cost of property and equipment was adjusted to fair value in the Successor Company. As at December 31, 2004, the net book value of the Corporation's property and equipment totalled $3,696 million.

        Property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15 per cent estimated residual values. Regional aircraft and flight equipment are depreciated over 20 to 30 years, with 20 per cent estimated residual values. Aircraft reconfiguration costs are amortized over three years. Aircraft introduction costs are amortized over three years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

        Buildings are depreciated over their useful lives not exceeding 50 years on a straight line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or five years. Ground equipment is depreciated over three to 25 years (five to 25 years in the Predecessor Company). Computer equipment is depreciated over three years (five years in the Predecessor Company).

        Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on Air Canada's historical experience with regards to the sale of both aircraft and spare parts, as well as future based valuations prepared by independent third parties.

        The Corporation's policy is to recognize an impairment charge when an asset's carrying value exceeds its undiscounted future cash flows. In 2004, Air Canada recorded provisions of $75 million (2003 $168 million) related mainly to non-operating aircraft and spare parts. These provisions are based on management's best estimate of the net recoverable value of aircraft and spare parts.

        Under certain aircraft lease agreements, the Corporation may be required to provide residual value support not exceeding $382 million. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 million.

INTANGIBLE ASSETS

        The identifiable intangible assets of the Corporation were fair valued based on valuation techniques for the purpose of financial reporting under fresh start reporting requirements as at September 30, 2004. The non-amortizable intangible assets of the Corporation are significant and require annual impairment assessments. In addition, the Company is required to assess the remaining life of amortizable assets on a regular basis.

        Fair value for purposes of measuring the identifiable assets under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the 2004 Annual Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

LOYALTY PROGRAM

        The Corporation's loyalty program, Aeroplan, awards mileage credits (Miles) to passengers who fly on Air Canada, Jazz, Star Alliance carriers and certain other airlines that participate in the program. Additionally, Aeroplan issues Miles to members for the purchase of goods and services from participating non-airline partners. The outstanding Miles may be redeemed for travel or other goods and services.

        As a result of the application of fresh start reporting, the outstanding loyalty program Miles were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

        Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz are included in passenger revenue. Also, effective September 30, 2004, the Corporation commenced deferring passenger revenues equivalent to the fair value of mileage credits earned through air travel on the Corporation's services based upon the cost of purchasing the mileage credits from Aeroplan. These deferred passenger revenues will be recognized in a future period when the Miles are redeemed. Miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. These revenues amounted to $173 million for the nine months ended September 30, 2004 ($177 million for the twelve months ended December 31, 2003). Based on historical experience and current program policies the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight line basis over a period of 30 months in other revenue The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

        At December 31, 2004, the Corporation's estimated outstanding number of Miles was approximately 185 billion, as compared to substantially the same number at the end of the prior year. Management has recorded a liability of $1,599 million, including $497 million in Advance Ticket Sales and Loyalty Program Deferred Revenues million for the estimated number of Miles expected to be redeemed. A change to the estimate of Miles expected to be redeemed could have a significant impact on the liability in the period of change and in future periods.

        In 2004, 29 billion Miles (2003 29 billion) were redeemed principally for travel. These redemptions represented approximately 10 per cent of Air Canada's total revenue passenger miles in 2004 (2003 10 per cent). Inventory controls over seat allocations keeps displacement of revenue passengers to a minimum. Total Miles redeemed for travel on Air Canada in 2004, including awards and upgrades, represented 67 per cent of the total Miles redeemed, of which 64 per cent were used for travel within the U.S. and Canada. In addition to the awards issued for travel on Air Canada, approximately 30 per cent of the total Miles redeemed in 2004 were used for travel on partner airlines and 3 per cent were used for goods and services from non-airline partners.

        A change to either the redemption patterns of the Miles or the award options provided could have a significant impact on the Corporation's revenues in the year of change as well as in future years.

FUTURE INCOME TAXES

        The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded amounts to $2,334 million which, if recognized, will be used first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to Shareholders' Equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

IMPAIRMENT OF LONG-LIVED ASSETS

        Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

SENSITIVITY OF CONSOLIDATED AIRLINE RESULTS
-------------------------------------------

        Financial results of the Corporation are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating assumptions would generally have had on the consolidated 2004 Combined operating results. These guidelines were derived from 2004 levels of activity and make use of management estimates. The impacts are not additive, do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of the Corporation.

        Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

CONSOLIDATED                                                                                     ESTIMATED
                                                                                                 OPERATING
                                                     2004               SENSITIVITY                INCOME
KEY VARIABLE                          ROUTES       MEASURE                FACTOR                   IMPACT
----------------------------------------------   -----------   ------------------------------   ------------
                                                                                                ($ millions)
REVENUE MEASURES
Passenger yield per RPM                 System          16.8   1% change in                          66
 (cents) (incl. Aeroplan)               Canada          21.3   yield per RPM                         26
Traffic (RPMs) (millions)               System        43,427   1% change in traffic                  58
                                        Canada        13,815                                         24
Passenger load factor (%)               System          76.8   1 percentage point change             76
RASM (cents) (incl. Aeroplan)           System         12.90   1% change in RASM                     62

COST MEASURES
Labour & benefit expenses                            $ 2,585   1% change                             26
($ millions)
Fuel - WTI price                                   US$ 40.30   US$1/barrel change (1)                28
 (US$/barrel)                                                  to WTI
Fuel - Jet fuel price                                  46.16   1% change (1)                         16
 (CDN cents/litre)
Cost per ASM (cents)                                   15.54   1% change                             88

CURRENCY EXCHANGE
Canada to US (CDN$)                                  $  1.31   CDN1(cent)change (e.g. $1.31           8
                                                               to $1.30 CDN dollar)

(1)  Excludes any impact of fuel surcharges.

RISK FACTORS
------------

RISKS RELATING TO THE CORPORATION

RECENT OPERATING LOSSES

        In the recent past, Air Canada, ACE's predecessor corporation and now its wholly-owned subsidiary, has, like other legacy carriers, sustained significant operating losses and the Corporation may sustain significant losses in the future. Air Canada and certain of its subsidiaries recently emerged from protection under the CCAA and implemented the Plan. For the years ended December 31, 2003 and 2002, Air Canada incurred operating losses before reorganization and restructuring items and non-recurring labour expenses of $684 million and $192 million, respectively. For the nine months period ended September 30, 2004, Air Canada realized operating income before reorganization and restructuring items of $120 million and for the period ended December 31, 2004, ACE incurred an operating loss before reorganization and restructuring items of $3 million. Despite the Corporation's recent emergence from creditor protection under the CCAA, the resulting cost reductions and recent results, ACE may not be able to effectively achieve planned cost reductions or restore positive net profitability.

LEVERAGE AND LIQUIDITY

        ACE has, and will continue to have, a significant amount of indebtedness, including fixed obligations under aircraft leases. ACE and its subsidiaries will be able to incur additional debt, including secured debt, in the future. The amount of indebtedness that ACE and its subsidiaries incur could have important consequences. For example, it could (i) limit ACE's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes, (ii) require ACE to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the funds available for other purposes, (iii) make ACE more vulnerable to economic downturns, (iv) limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions and, (v) limit ACE's flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates.

LIMITATIONS DUE TO RESTRICTIVE COVENANTS

        The financing arrangements entered into by the Corporation contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the Corporation's ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the financing arrangements require the Corporation to maintain certain financial ratios. Any future borrowings are also likely to be subject to covenants which limit the Corporation's operating and financial flexibility, which may materially and adversely affect the Corporation's profitability. If the Corporation fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of the Corporation which secure the obligations of the Corporation.

        The ability of the Corporation to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Corporation's control. There can be no assurance that the Corporation will be able to generate sufficient cash from its operations to pay its debts and lease obligations.

NEED FOR ADDITIONAL CAPITAL

        The Corporation is facing a number of challenges in its current business operations, including high fuel prices and increased competition from transborder and low-cost domestic carriers. There can be no assurance that the Corporation will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to the Corporation to provide adequate liquidity and to finance the operating and capital expenditures necessary to implement its new business strategy if cash flow from operations and cash on hand are insufficient.

        Failure to generate additional funds, whether from operations or additional debt or equity financings, may require the Corporation to delay or abandon some or all of its anticipated expenditures or to modify its new business strategy, which could have a material adverse effect on the Corporation's business, results from operations and financial condition. Furthermore, the ability of competitors to raise money more easily and on less onerous terms could create a competitive disadvantage for the Corporation.

        In addition, the Corporation's credit ratings influence its ability to access capital markets. There can be no assurance that the Corporation's credit ratings will not be downgraded, which would add to the Corporation's borrowing and insurance costs, hamper its ability to attract capital and limit its ability operate its business, all of which could have a material adverse effect on the Corporation's business, results from operations and financial condition.

FRESH START REPORTING

        ACE's financial statements reflect the adoption of fresh start reporting, which contains valuations based on estimates and assumptions that may vary from actual results and values realized. ACE adopted fresh start reporting on September 30, 2004. As a result, all of ACE's consolidated assets and liabilities have been reported at fair values except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. The adoption of fresh start reporting resulted in Shareholders' Equity of $186 million as at September 30, 2004, versus a Shareholders' Deficit of $5,050 million at Air Canada prior to the adoption of fresh start reporting. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the 2004 Annual Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

        As a result of the adoption of fresh start reporting, ACE's financial statements beginning with the financial statements for the period from June 29, 2004 to December 31, 2004 are not comparable to Air Canada's earlier financial statements.

DEPENDENCE UPON SUBSIDIARIES

        ACE is a holding company with no material sources of income or assets of its own other than the interest that it has in its subsidiaries. ACE is entirely dependent on the operations and assets of its subsidiaries. Any possible declaration of dividends by ACE to its shareholders will be dependent on the ability of its subsidiaries to declare dividends or make other payments or advances to ACE. The ability of ACE's subsidiaries to make distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities. In addition, any right of ACE to receive assets of its subsidiaries upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries.

REGIONAL JETS

        A key component of the Corporation's new business plan is the restructuring of its aircraft fleet, including the elimination of older, less efficient aircraft and the introduction of new regional jet aircraft. The Corporation plans to focus on high frequency on key domestic and transborder routes, while maintaining frequency on other domestic and transborder routes through the increased use of large regional jet aircraft with lower trip costs in order to better match capacity with demand. These aircraft are expected to enable Air Canada to compete more effectively with low-cost carriers. A delay or failure in the completion of the Corporation's fleet restructuring, including a delay in delivery of the regional jets, could adversely affect the implementation of the new business plan, which may, in turn, have an adverse effect on the Corporation's business, results from operations and financial condition.

KEY PERSONNEL

        The Corporation is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the Corporation were to experience a substantial turnover in its leadership, the Corporation's business, results from operations and financial condition could be materially adversely affected. Additionally, the Corporation may be unable to attract and retain additional qualified executives as needed in the future.

EMPLOYEE RELATIONS

        Most of the Corporation's employees are unionized and new or modified collective agreements have recently been concluded with their bargaining agents. The collective agreements permit bargaining on wages in 2006 but no strikes or lock-outs may lawfully occur until after the agreements expire in 2009. There can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in service at key airports. Any labour conflicts could have a material adverse effect on the Corporation's business, results from operations and financial condition. In addition, labour problems at Air Canada's Star Alliance partners, including Lufthansa and United Airlines, could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

INTERRUPTIONS OR DISRUPTIONS IN SERVICE

        The Corporation's business is significantly dependent upon its ability to operate without interruption at a number of key airports, including Toronto's Lester B. Pearson Airport. An interruption or stoppage in service at a key airport could have a material adverse impact on the Corporation's business, results from operations and financial condition.

DEPENDENCE ON TECHNOLOGY

        The Corporation relies in part on technology, including computer and telecommunications equipment and software to increase revenues, reduce costs, and operate its business. Proper implementation and operation of technology initiatives is fundamental to the Corporation's ability to operate a profitable business. The Corporation continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect the Corporation's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on the Corporation's business, results from operations and financial condition.

        The technology systems of the Corporation may be vulnerable to a variety of sources of interruption due to events beyond the Corporation's control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While the Corporation has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any failure in technology employed by the Corporation, including by reason of power, telecommunication or Internet interruptions, could materially and adversely affect the Corporation's operations and could have a material adverse effect on the Corporation's business, results from operations and financial condition.

PENSION PLANS

        Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically, on both a going concern basis (i.e., essentially assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination). Although there would not ordinarily have been a requirement to file formal actuarial valuations on the majority of Air Canada's registered pension plans in 2003, the deterioration in their solvency position in 2002 triggered, in March 2003, a direction by the Office of the Superintendent of Financial Institutions (Canada)
(OSFI) to file such valuations by April 30, 2003. OSFI further directed that Air Canada remit to eight of the registered pension plans additional contributions beyond those recommended by the actuary in the last-filed valuations. On April 1, 2003, Air Canada filed for creditor protection under the CCAA and, accordingly, it did not comply with such regulatory demand.

        The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

        In May 2004, Air Canada and OSFI agreed on a protocol pursuant to which the solvency funding requirements for the Corporation's registered pension plans provided for in the then existing regulations, were amended retroactive to January 1, 2004. These requirements include lower solvency deficit amortization payments in 2004 and 2005. Even with the relaxed funding requirements, the Corporation will have to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates.

FEDERAL COURT OF APPEAL JUDGMENT

        The Federal Court of Appeal released a judgment on March 18, 2004 allowing the appeal of the Canadian Human Rights Commission and the Canadian Union of Public Employees (CUPE) from the Trial Division's and Canadian Human Rights Tribunal's (CHRT) decisions regarding the preliminary issue as to whether Air Canada pilots, flight attendants and technical operations personnel are in the same "establishment" for the purposes of pay equity. CUPE filed complaints in 1991 and 1992 against Air Canada and Canadian Airlines International Ltd. alleging wage discrimination against the predominantly female flight attendants, as compared to two predominantly male employee groups - pilots and technical operations personnel. The CHRT and the Trial Division of the Federal Court found that the three employee groups were not in the same establishment for the purposes of pay equity and that therefore the complaints could not proceed. The Federal Court of Appeal overturned this ruling and found that the three employee groups are in the same establishment and that the complaints should proceed on the merits. The Supreme Court of Canada granted Air Canada leave to appeal the Federal Court of Appeal decision. The appeal is expected to be heard in December 2005. During the restructuring under the CCAA, it was agreed that any resolution of the complaint would have no retroactive financial impact prior to September 30, 2004. Should these complaints succeed, the cost going forward could be very significant and the Corporation's business, results from operations and financial condition could be materially adversely affected.

STAR ALLIANCE

        The strategic and commercial arrangements with Star Alliance members provide Air Canada with important benefits, including codesharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave the Star Alliance or otherwise be unable to meet its obligations thereunder, the Corporation's business, results from operations and financial condition could be materially adversely affected.

FOREIGN EXCHANGE

        The Corporation's financial results are sensitive to the changing value of the Canadian dollar. In particular, the Corporation has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. The Corporation estimates that during 2004, a $0.01 increase in the Canada/US dollar exchange rate (i.e. from $1.30 to $1.31 per US dollar) would have had an estimated $8 million unfavourable impact on operating income. Conversely, an opposite change in the exchange rate would have had the opposite effect on operating income. The Corporation incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of the Corporation relative to its US competitors and could have a material adverse effect on the Corporation's business, results from operations and financial condition. In addition, the Corporation may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

RISKS RELATING TO THE INDUSTRY

COMPETITION

        Air Canada and Jazz, two of the Corporation's principal operating subsidiaries, operate within a highly competitive industry. Over the past few years, Canadian low-cost airlines have completed a significant expansion in many of Air Canada's and Jazz's key domestic markets. Several Canadian carriers have also entered or announced their intent to enter the transborder market. Specifically, Canjet has flights to New York and Florida during the winter and WestJet provides regular scheduled service to Florida, California, New York and Arizona. If these carriers are successful in their expansion in the domestic and transborder markets, or if other carriers enter Air Canada's and Jazz's markets, the Corporation's business, financial condition and results from operations could be materially adversely affected.

        US carriers currently operate routes in Air Canada's and Jazz's transborder market. If additional US carriers were to enter Air Canada's and Jazz's transborder market, or if US carriers were to introduce additional transborder services, this could have a material adverse effect on the Corporation's business, results from operations and financial condition.

        The Corporation also encounters substantial price competition. The expansion of low-cost carriers in recent years has resulted in a substantial increase in discounted and promotional fares initiated by competitors. The decision to match competitors' fares to maintain passenger traffic results in reduced yields which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition. Furthermore, the Corporation's ability to reduce Air Canada's and Jazz's fares in order to effectively compete with other carriers may be limited by government policies to encourage competition. Such government policies could have a material adverse effect on the Corporation's business, results from operations and financial condition.

        Internet travel websites have driven significant distribution cost savings for airlines, but have also enabled consumers to more efficiently find lower fare alternatives by providing them with access to more pricing information. The increased price consciousness of both business and leisure travelers, as well as the growth in new distribution channels, have further motivated airlines to price aggressively to gain fare and market share advantages. These factors will increase over time as Internet ticket sales increase, which will reduce yields and, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

AIRLINE REORGANIZATIONS

        Since September 11, 2001, several US air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code. Successful completion of such reorganizations could present the Corporation with competitors having reduced levels of indebtedness and significantly lower operating costs derived from labour, supply and financing contracts that were renegotiated under the protections of the Bankruptcy Code. In addition, air carriers involved in reorganizations historically have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could result in lower yields for the Corporation which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

ECONOMIC AND GEOPOLITICAL CONDITIONS

        Airline operating results are sensitive to economic and geopolitical conditions, which have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. The Corporation is not able to predict with certainty market conditions and the fares Air Canada and Jazz will be able to charge. Customer expectations are changing rapidly and the demand for lower fares may limit revenue opportunities. An unsustained recovery in economic growth in North America, as well as geopolitical instability in various areas of the world would have the effect of reducing demand for air travel in Canada and, together with the other factors discussed herein, could materially adversely impact the Corporation's profitability. Any prolonged or significant weakness of the economy could have a material adverse effect on the Corporation's business, results from operations and financial condition, especially given the Corporation's substantial fixed cost structure.

AIRLINE INDUSTRY CHARACTERIZED BY LOW GROSS PROFIT MARGINS AND HIGH FIXED COSTS

        The airline industry as a whole and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could, in the aggregate, have a significant effect on the Corporation's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down airline fares in general. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on the Corporation's business, results from operations and financial condition.

FUEL COSTS

        Fuel costs represent a major expense to companies operating within the airline industry. Fuel prices fluctuate widely depending on international market conditions, geopolitical events and the Canada/US dollar exchange rate. The Corporation cannot accurately predict fuel prices. During 2003 and 2004, fuel prices remained at historically high levels. Should fuel prices continue at such high levels, fuel costs could have a material adverse impact on the Corporation's profitability. Due to the competitive nature of the airline industry, the Corporation may not be able to pass on any increases in fuel prices to its customers by increasing its fares. Furthermore, the impact of lower aircraft fuel prices could be offset by increased price competition, and a resulting decrease in revenues, for all air carriers. Any prolonged increase in crude oil or fuel prices as a result of war, terrorist attacks, fuel shortage, geopolitical events or otherwise, could have a material adverse effect on the Corporation's business, results from operations and financial condition. Based on 2004 volumes, the Corporation estimates that a US$1 per barrel movement in the average price of West Texas Intermediate crude oil would have resulted in an approximate $28 million change in 2004 fuel expense for Air Canada (excluding any impact of fuel surcharges), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant. The Corporation currently has no hedges for its anticipated 2005 fuel consumption.

TERRORIST ATTACKS

        The September 11, 2001 terrorist attacks and subsequent terrorist attacks, notably in the Middle East, Southeast Asia and Europe have caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving the Corporation or another carrier) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. It could also lead to a substantial increase in insurance and airport security costs. Any resulting reduction in passenger revenues and/or increases in insurance and security costs could have a material adverse impact on the Corporation's business, results from operations and financial condition.

SEVERE ACUTE RESPIRATORY SYNDROME (SARS) OR OTHER EPIDEMIC DISEASES

        As a result of the international outbreaks of SARS in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel destinations served by Air Canada and Jazz, and on the number of passengers traveling on Air Canada's and Jazz's flights and resulted in a major negative impact on traffic on the entire network. A further outbreak of SARS or of another epidemic disease (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. Any resulting reduction in traffic on Air Canada's and Jazz's network could have a material adverse effect on the Corporation's business, results from operations and financial condition.

SEASONAL NATURE OF THE BUSINESS, OTHER FACTORS AND PRIOR PERFORMANCE

        Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

        As described elsewhere, demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

REGULATORY MATTERS

        The airline industry is subject to extensive Canadian and foreign government regulations relating to security, safety, licensing, competition, noise levels and the environment. Additional laws and regulations may be proposed from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional limitations by governments, the Competition Bureau and/or the Competition Tribunal or other governmental entities may have a material adverse effect on the Corporation's business, results from operations and financial condition. The Corporation cannot give any assurances that new regulations or revisions to the existing regulations will not be adopted. The adoption of such new regulations or revisions could be materially adverse to the Corporation's business, results from operations and financial condition.

        The availability of international routes to domestic air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect the Corporation's international operations.

        In July 2000, the Government of Canada amended the CTA, the Competition Act and the Air Canada Public Participation Act (Canada) to address the competitive airline environment in Canada and ensure protection for consumers. This legislation increased the powers of the Canadian Transportation Agency with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, this legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act, including the establishment of administrative monetary penalties for a breach of the "abuse of dominance" provision by a dominant domestic air carrier.

        In February 2001, the Competition Bureau released for consultation draft guidelines outlining the approach it proposed to take in enforcing the airline-specific "abuse of dominance" provisions of the Competition Act. The guidelines described, among other things, how the Competition Bureau would calculate whether a carrier was operating or increasing capacity at fares that do not cover the avoidable costs of providing the services, and uses of commissions, incentives, loyalty programs or corporate discounts that would be regarded as anti-competitive. The implementation of any of these limitations could have a material adverse effect on the Corporation's business, results from operations and financial condition. The guidelines were never finalized in light of the letter issued in 2004 by the Commissioner of Competition described below outlining her approach to enforcement of the airline "abuse of dominance" provisions on a going forward basis.

        In March 2001, the Commissioner of Competition brought an application under the "abuse of dominance" provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada if such fares would not cover the avoidable costs of such flights. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases. Phase I involved a review of all of Air Canada's costs for the period from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The

Competition Tribunal released its reasons and findings regarding Phase I on July 22, 2003, and adopted a broadly crafted avoidable cost test. The decision of the Competition Tribunal does not constitute a determination that Air Canada breached the Competition Act by abusing its dominant position, which is an issue that would have been determined in Phase II of the application. As described below, Phase II of the application will not proceed because the proceeding was terminated by the Commissioner of Competition with the agreement of Air Canada, for the reasons described below.

        In September 2004, following extensive discussions with Air Canada, the Commissioner of Competition issued a letter describing the enforcement approach to be taken by the Competition Bureau to any new complaint made against a dominant domestic carrier in light of the changes in the airline industry that have occurred since 2000. Furthermore, certain undertakings given by Air Canada to the Commissioner of Competition in 1999 as a condition of its acquisition of Canadian Airlines and which inhibited, in some respects, Air Canada's ability to compete have now been rescinded. In addition, on November 2, 2004, the Minister of Industry tabled amendments to the Competition Act in Bill C-19 which, if enacted, will remove the airline-specific "abuse of dominance" provisions from the Competition Act. The legislative process for Bill C-19 is ongoing.

        In light of these developments, and as part of the agreement to terminate the application to the Competition Tribunal, Air Canada determined that it would not appeal the Competition Tribunal's decision in Phase I of the application. The Competition Bureau has expressed its view that the principles established by the Competition Tribunal in Phase I of the application regarding the application of the avoidable cost test would be relevant for any future cases which may arise in similar circumstances. If the Commissioner of Competition commences inquiries or brings similar applications with respect to significant competitive domestic routes and such applications are successful, it could have a material adverse effect on the Corporation's business, results from operations and financial condition.

        The Corporation is subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which the Corporation operates. In addition to the heightened level of concern regarding privacy of passenger data in Canada, certain US and European government agencies are initiating inquiries into airline privacy practices. Compliance with these regulatory regimes is expected to result in additional operating costs and could have a material adverse effect on the Corporation's business, results from operations and financial condition.

INCREASED INSURANCE COSTS

        The terrorist attacks of September 11, 2001, and the resulting staggering losses to the insurance industry, led to a significant increase in Air Canada's insurance premiums and could lead to future increases in insurance premiums. These increases have and could continue to negatively impact the financial results of the Corporation. In addition, the resulting general instability in the insurance industry could adversely affect some of the Corporation's existing insurance carriers or the Corporation's ability to obtain future insurance coverage. To the extent that the Corporation's existing insurance carriers are unable or unwilling to provide it with insurance coverage, the Corporation's insurance costs could increase further and could result in the Corporation being in breach of contractual arrangements requiring that specific insurance be maintained, which could have a material adverse effect on the Corporation's business, results from operations and financial condition.

THIRD PARTY WAR RISK INSURANCE

        There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it is currently providing to the Corporation and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity, the Corporation and other industry participants would have to turn to the commercial insurance market to seek such coverage. Such coverage would cost the Corporation in excess of $20 million per year. Alternative solutions, such as that envisioned by the International Civil Aviation Organization (ICAO), have not developed as planned, due to actions taken by other countries and the recent availability of commercial insurance. ICAO's plan is to set up a non-profit single purpose insurance company which would cover third party war liability in excess of US$50 million. Initial support would be provided by various governments, with their respective contributions based on their ICAO contribution percentages. Airlines would pay a premium on a per passenger segment basis. The US federal government has set up its own facility to provide war risk coverage to US carriers, thus removing itself as a key component of the ICAO plan.

        Furthermore, the London aviation insurance market has announced its intention to introduce a new standard war and terrorism exclusion clause to apply to aircraft hull, spares, passenger and third party liability policies, that will exclude claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or bio-chemical materials.

CASUALTY LOSSES

        Due to the nature of its core operating business, the Corporation may be subject to liability claims arising out of accidents or disasters involving aircraft on which the Corporation's customers are traveling or involving aircraft of other carriers maintained or repaired by the Corporation, including claims for serious personal injury or death. There can be no assurance that the Corporation's insurance coverage will be sufficient to cover one or more large claims and any shortfall could be material. Additionally, any accident or disaster involving one of the Corporation's aircraft or an aircraft of another carrier maintained or repaired by the Corporation could significantly harm the Corporation's reputation for safety, which would have a material adverse effect on the Corporation's business, results from operations and financial condition.

AIRPORT USER FEES AND AIR NAVIGATION FEES

        With the privatization of airports over the last several years in Canada, new airport authorities have imposed significant increases in airport user fees. If airport authorities continue to increase their fees at the rate at which they have increased them in the recent past, the Corporation's business, results from operations and financial condition could be materially adversely affected.

        Similarly, if air navigation fees continue to increase at the rate at which they have increased in the recent past, the Corporation's business, results from operations and financial condition could be materially adversely affected.

OUTLOOK
-------

        Since April 2003, the Corporation has made significant progress on delivering its restructuring plan. Over this time, the Corporation has implemented a new business model, restructured its operations, improved employee and asset productivity, reduced labour, ownership and other costs and established a new corporate and capital structure with reduced financial leverage. This has resulted in significantly improved financial results and competitive position.

        The Corporation is committed in 2005 is to continue to deliver the key components of its business plan including continued cost and productivity improvements, technological innovation and, for the new business units, to establish and grow their operations.

        In 2005, the Corporation expects its airline businesses to increase ASM flying capacity by approximately 4 per cent, with North American operations growing by approximately 2 per cent and international operations growing by approximately 7 per cent. The major focus of the planned 2005 international growth will be on Pacific, South American and Atlantic routes. In the North American market, the Corporation is undertaking a major expansion at Jazz to increase its relative share of North American ASM capacity and airport operations in order to benefit from lower operating costs. The above ASM capacity projections do not take into account any potential changes as a result of Jetsgo ceasing its operations.

        2004 has seen a continued major expansion of low cost carrier operations in Canada and more recently on many transborder routes. In the US, the airline industry has experienced fierce competition as low cost carriers expand and legacy carriers, many of which are experiencing financial difficulties, endeavour to restructure their operations. While the future of Jetsgo's operations is uncertain, the expansion of low cost carriers in Canada and the US is expected to continue in 2005. As a result, passenger fares and yields per RPM are expected to remain under pressure in 2005. Over the past 11 months, the Corporation has achieved record load factors with the implementation of its new business model. With competitively priced passenger fares, operating higher load factors enables greater revenue generation per flight operation and the Corporation is targeting to maintain high load factors in 2005.

        With the delivery of new Bombardier and Embraer regional jets, by mid-2005 the Corporation will start to increase the operation of the 75 to 100 seat aircraft segment. This will offer the ability to increase aircraft frequencies and operate profitably on specific routes with relatively fewer passengers per flight as compared to larger aircraft operated by either Air Canada or its low cost carrier competition. The deliveries of these aircraft are scheduled starting in May 2005 and are continuing to early 2008. With these new aircraft in service, the Corporation will progressively reduce the average seats available per North American flight departure as a means to enhance its ability to compete with low cost carriers operating larger aircraft on specific routes.

        The Corporation is currently evaluating its widebody fleet options. A cornerstone of the Corporation's strategy going forward will be the growth of its international operations. In order to support the expansion of these operations, the Corporation is planning to take delivery of additional widebody aircraft in 2005, including one leased Airbus A340-300 aircraft and three leased Boeing 767-300 aircraft. Two currently owned Boeing 767-200 aircraft have also been reintroduced into active service in early 2005.

        In addition, the Corporation is studying new aircraft alternatives from both Boeing (the 787 and 777 series aircraft) and Airbus (the A330, A340 and A350 series aircraft). The acquisition of further used aircraft to provide the units needed for growth is not viewed as a likely outcome, due to the current and anticipated medium-term lack of availability of the appropriate aircraft. Part of any order will be made in order to replace the Corporation's current fleet of Boeing 767 aircraft with the Boeing 787 aircraft or the Airbus A350 aircraft, which aircraft will become available during the 2008-2010 period.

        The airline industry is subject to various factors and costs over which it has little or no control (more fully described in the Risk Factors section). These include fuel and crude oil prices and quasi-government or airport authority fees for airport and navigation charges amongst others. With crude oil prices trading in the record US $50 range and refining spreads continuing at extremely high levels, fuel expense remains a major risk in 2005. The Corporation has been able to mitigate a portion of previous fuel price increases through higher passenger and cargo charges. However, the pricing of crude oil and aircraft fuel is subject to market forces and it is not certain whether the Corporation will be able to mitigate, in any meaningful way, continuing record fuel prices in a highly competitive market environment.

2004 has seen continuing major increases in airport fees especially at its main hub in Toronto. Further double digit increases were implemented in 2005 and these costs will increase accordingly during the year.

        The Aeroplan business is projecting continued growth in 2005 through expanded redemption opportunities on the Air Canada network and growth in retail and other customer sales. The Air Canada Technical Services business is also planning expanded third party maintenance revenues but will have to contend with a stronger Canadian dollar which impacts its largely US dollar based revenues. ACTS intends to leverage its unused capacity by developing its third party customer base, including US carriers that have recently increased their outsourcing of maintenance repair and overhaul work.

        ACE's subsidiaries are at varying stages of their corporate development and maximizing value at these entities is a priority in the efforts of ACE's senior management. ACE's value enhancement strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes. ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all its shareholders.

        With the successful implementation of its restructuring plan, the Corporation has achieved a significant improvement in its competitive position and financial prospects for the future. More work remains to be done to deliver the continuing elements of the plan and further enhance the Corporation's competitive position. While there are uncertainties with respect to fuel prices, user fees and the highly competitive market in which the Corporation operates, we remain fully committed to delivering our 2005 business plan and producing continued improvements in our financial results and competitive position in the future.

SUBSEQUENT EVENTS
-----------------

REVOLVING CREDIT FACILITY

        On February 7, 2005, ACE and Air Canada entered into a commitment letter with BMO Nesbitt Burns Inc. and its Canadian chartered bank parent in respect of the establishment of a senior secured syndicated revolving credit facility in favour of Air Canada, as borrower, in an aggregate amount of up to $300 million or the US dollar equivalent, subject to satisfaction of certain conditions. The revolving credit facility will have a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. A swingline facility of up to $20 million will also be provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility will be limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. The credit facility will be secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances. The revolving credit facility and the security provided are expected to provide Air Canada with flexibility to dispose of, finance and otherwise deal with its assets and property other than accounts receivable and leased real property of Air Canada.

CRJ 200 AIRCRAFT

        On March 8, 2005, the Board of Directors approved the addition of eight Bombardier CRJ 200 aircraft to Jazz's fleet in 2005 under operating leases.


MD-11 CARGO FREIGHT AIRCRAFT

        On March 17, 2005, the Corporation announced the signing of a two year lease agreement for an additional MD-11 Cargo freighter aircraft. As well, the Corporation announced an extension of an existing leased MD-11 Cargo freighter for a further two years effective March 1, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by ACE Aviation Holdings Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chairman, President and Chief Executive Officer and its Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

A.       CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

B.       NOTICE OF  PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2004.

C.       AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that David I. Richardson, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in
Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Richardson is independent as that term is defined in Section 4200(a) of the rules of the Nasdaq Stock Market, Inc.

D.       CODE OF ETHICS

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Registrant's Secretary at the address that appears on the cover of this Annual Report.

E.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant's principal accountant, for the fiscal years ended December 31, 2003 and 2004, for professional services rendered by it for the audit of the Registrant's annual financial statements and for services that are normally provided by it in connection with statutory and regulatory filings or engagements for such years were $1,714,074 and $3,356,851, respectively.

         AUDIT-RELATED FEES

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2003 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $507,000 and $321,269, respectively. Audit-related fees were paid for professional services related to pension plan audits, specified procedures reports and other items related to the audit.

         TAX FEES

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $35,000 and $459,108, respectively. Tax fees were paid for professional services rendered with respect to commodity and income taxes.

         ALL OTHER FEES

Other than the audit fees, audit-related fees and tax fees described above, PricewaterhouseCoopers LLP has not billed other fees to the Registrant for the fiscal years ended December 31, 2003 and 2004 for products and services provided by it.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

F.       OFF-BALANCE SHEET ARRANGEMENTS

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004", included as Document No. 3 to this Annual Report.

G.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004", included as Document No. 3 to this Annual Report.

H.       CRITICAL ACCOUNTING POLICIES

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004", included as Document No. 3 to this Annual Report.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its Class A Variable Voting Shares and Class B Voting Shares.

                                   EXHIBITS

         The following exhibits are filed as part of this report:

         Exhibit
         -------
         Number                 Title
         ------                 -----


            1.                  Consent of PricewaterhouseCoopers LLP
           31.                  Certifications of CEO and CFO pursuant to
                                Section 302 of the Sarbanes-Oxley Act of 2002
           32.                  Certification of CEO and CFO pursuant to
                                Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                          ACE AVIATION HOLDINGS INC.





March 18, 2005                            By:    /s/ M. ROBERT PETERSON
                                                 ----------------------
                                          Name:   M. Robert Peterson
                                          Title:  Chief Financial Officer

                                 EXHIBIT INDEX



         NUMBER            DOCUMENT
         ------            --------


            1.                  Consent of PricewaterhouseCoopers LLP
           31.                  Certifications of CEO and CFO pursuant to
                                Section 302 of the Sarbanes-Oxley Act of 2002
           32.                  Certification of CEO and CFO pursuant to
                                Section 906 of the Sarbanes-Oxley Act of 2002

                                                                      EXHIBIT 1




Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of ACE Aviation Holdings Inc. (ACE) of our report to the shareholders of ACE dated March 17, 2005 on the Audited Consolidated Financial Statements of ACE as at and for the period ended December 31, 2004, as well as our report to the shareholder of Air Canada dated March 17, 2005 on the Audited Consolidated Financial Statements of Air Canada as at December 31, 2003 and for the nine months ended September 30, 2004 and the year ended December 31, 2003. We also consent to the inclusion in this Annual Report on Form 40-F of ACE of our Comments by Auditors on Canada-U.S. Reporting Differences dated March 17, 2005.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122635) of our report to the shareholders of ACE dated March 17, 2005 on the Audited Consolidated Financial Statements of ACE as at and for the period ended December 31, 2004, as well as our report to the shareholder of Air Canada dated March 17, 2005 on the Audited Consolidated Financial Statements of Air Canada as at December 31, 2003 and for the nine months ended September 30, 2004 and the year ended December 31, 2003 which appear in the Annual Report on Form 40-F of ACE for the period ended December 31, 2004. We also consent to the incorporation in this Registration Statement of ACE of our Comments by Auditors on Canada-U.S. Reporting Differences dated March 17, 2005.


/S/ PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Montreal, Canada

March 17, 2005

                                                                     EXHIBIT 31

                                CERTIFICATIONS
           PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert A. Milton, certify that:

   1. I have reviewed this annual report on Form 40-F of ACE Aviation Holdings Inc.;

   2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

   3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

   4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

            a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

            a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

            b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date:  March 18, 2005                 /s/ ROBERT A. MILTON
                                               ---------------------------------
                                               By:      Robert A. Milton
                                               Title:   Chairman, President and
                                                        Chief Executive Officer

I, M. Robert Peterson, certify that:

   1. I have reviewed this annual report on Form 40-F of ACE Aviation Holdings Inc.;

   2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

   3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

   4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

            a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

   5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

            a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

            b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date:  March 18, 2005                 /s/ M. ROBERT PETERSON
                                               --------------------------------
                                               By:      M. Robert Peterson
                                               Title:   Chief Financial Officer

                                                                     Exhibit 32

                         CERTIFICATION OF CEO AND CFO
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ACE Aviation Holdings Inc. (the "Registrant") on Form 40-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Robert A. Milton, as Chairman, President and Chief Executive Officer of the Registrant, and M. Robert Peterson, as Chief Financial Officer of the Registrant, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.


/s/ ROBERT A. MILTON
---------------------------------
By:     Robert A. Milton
Title:  Chairman, President and Chief Executive Officer
March 18, 2005


/s/ M. ROBERT PETERSON
---------------------------------
By:     M. Robert Peterson
Title:  Chief Financial Officer
March 18, 2005

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.