Form 40-F
ACE Aviation Holdings Inc.
filed 2006-04-03
CIK 1295721

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                             ----------------------
                                   FORM 40-F

            (Check One)

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005     Commission File Number 0-51034

                             ----------------------

                           ACE AVIATION HOLDINGS INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                 Not Applicable
         (Translation of Registrant's Name Into English (if Applicable))


            Canada                                      4512                                    Not Applicable
(Province or other Jurisdiction             (Primary Standard Industrial               (I.R.S. Employer Identification
of Incorporation or Organization)    Classification Code Number (if Applicable))            Number (if Applicable))


                       5100 de Maisonneuve Boulevard West
                                Montreal, Quebec,
                                 Canada, H4A 3T2
                                 (514) 422-5000
   (Address and telephone number of Registrant's principal executive offices)

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

                                      None

                 For annual reports, indicate by check mark the
                       information filed with this Form:

    [X] Annual information form        [X] Audited annualfinancial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          The Registrant had 76,762,535 Class A Variable Voting Shares, 25,059,123 Class B Voting Shares and 12,500,000 Preferred Shares outstanding as at December 31, 2005

         Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

          Yes          82-                             No     X
              -------      --------                        ----------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

          Yes    X                                     No
              ----------                                   -----------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:        Annual Information Form for the fiscal year ended
                       December 31, 2005.

Document No. 2:        Audited Consolidated Financial Statements for the
                       fiscal year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 3:        Management's Discussion and Analysis of Financial
                       Condition and Results of Operations for the fiscal year ended December 31, 2005.

                                                                 Document No. 1

                      ACE AVIATION [Logo Graphic Omitted]

                           ACE Aviation Holdings Inc.






                                     ANNUAL


                                   INFORMATION


                                      FORM






                                 March 28, 2006

                                TABLE OF CONTENTS

                                                                            Page


THE CORPORATION................................................................2

REGULATORY ENVIRONMENT.........................................................6

INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT.................................10

THREE-YEAR SUMMARY: EVOLUTION OF BUSINESS.....................................13

OVERVIEW OF THE BUSINESS......................................................20

BUSINESS OF ACE...............................................................25

TRANSPORTATION SERVICES.......................................................25

AEROPLAN......................................................................31

JAZZ..........................................................................37

ACTS LP.......................................................................40

EMPLOYEES.....................................................................42

RISK FACTORS..................................................................42

MARKET FOR SECURITIES.........................................................43

DIVIDEND RECORD...............................................................44

DESCRIPTION OF CAPITAL STRUCTURE..............................................44

ESCROWED SECURITIES...........................................................49

DIRECTORS AND OFFICERS........................................................50

AUDIT COMMITTEE...............................................................53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................55

TRANSFER AGENT AND REGISTRAR..................................................55

LEGAL PROCEEDINGS.............................................................56

MATERIAL CONTRACTS............................................................56

EXPERTS.......................................................................56

ADDITIONAL INFORMATION........................................................56

APPENDIX A -  CHARTER AUDIT, FINANCE AND RISK COMMITTEE......................A-1

                                    Glossary
                                    --------

Aeroplan -- Means Aeroplan Limited Partnership and its predecessor entities;

Aeroplan Miles -- Means the currency accumulated by Aeroplan members under the Aeroplan Program;

Aeroplan Program -- Means the loyalty marketing program operated by Aeroplan;

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Cargo Services -- Means the business and operations of the Corporation's air cargo services, including cargo related products, services and ground operations, carried on, for domestic and transborder cargo services, by AC Cargo LP and for international cargo services by Air Canada;

Code-share or Code-sharing -- Refers to a commercial agreement between airlines where an air carrier sells air transportation under its own designator code and the actual transportation is provided by the other air carrier;

GAAP -- Means generally accepted accounting principles in Canada;

Ground Handling Services -- Means the business and operations of the Corporation carried on by ACGHS LP (and its United States subsidiary, ACGHS US Inc.) and Air Canada that provide passenger and aircraft related ground handling services, including check-in, gate management, baggage and cargo handling and ramp services;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Jazz - Means for the period up to September 30, 2004, Jazz Air Inc., for the period from September 30, 2004 to February 1, 2006, Jazz Air Limited Partnership, and on or after February 2, 2006, Jazz Air LP;

Passenger Revenue per Available Seat Mile or RASM -- Means the average passenger revenue per Available Seat Mile;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Technical Services -- Means the heavy maintenance, engine maintenance, component maintenance, engineering and training business and operations carried on by ACTS Limited Partnership; and

Yield -- Means average passenger revenue per Revenue Passenger Mile.

                                Explanatory Notes
                                -----------------

The information in this Annual Information Form is stated as at December 31, 2005, unless otherwise indicated.

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

Statistical Information -- Market data and certain industry forecasts used throughout this Annual Information Form were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys industry forecasts and market research, while believed to be reliable, have not been independently verified, and the Corporation does not make any representation as to the accuracy of such information.

Subsidiaries - References to the term "subsidiary" or "subsidiaries" refers, in relation to any entity, to any other entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by that entity.

Forward-looking statements -- ACE's communications often contain written or oral forward-looking statements which are included in this Annual Information Form and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, among other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this Annual Information Form and, in particular, those referred to under "Risk Factors". The forward-looking statements contained in this Annual Information Form represent ACE's expectations as of the date of this Annual Information Form, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                 THE CORPORATION

Incorporation

         ACE was incorporated on June 29, 2004 under the Canada Business Corporations Act ("CBCA") and became the parent holding company of the reorganized Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement of Air Canada and certain of its subsidiaries under the CBCA, the Companies' Creditors Arrangement Act ("CCAA") and the Business Corporations Act (Alberta) which was implemented on September 30, 2004 (referred to herein as the "Plan").

         On September 30, 2004, as part of the implementation of the Plan, Air Canada reorganized its corporate structure. Pursuant to such corporate reorganization, APLN Limited Partnership (the predecessor to Aeroplan Limited Partnership), Jazz Air Inc. (the predecessor to Jazz Air Limited Partnership and Jazz Air LP), Touram Inc. (the predecessor to Touram Limited Partnership ("Touram LP")) and Destina.ca Inc. (a predecessor to Destina eCommerce Group
LP), which were already established as stand-alone entities under Air Canada, became stand-alone entities under ACE, while ACTS Limited Partnership ("ACTS LP"), AC Cargo Limited Partnership ("AC Cargo LP"), AC Online Limited Partnership (a predecessor to Destina eCommerce Group LP) and ACGHS Limited Partnership ("ACGHS LP") were established as stand-alone limited partnerships under ACE. As a result, ACE operates as a parent holding company of Air Canada, Aeroplan, Jazz, ACTS LP, AC CARGO LP, Destina eCommerce Group LP, ACGHS LP and Touram LP. Prior to 2002, Aeroplan's operations were integrated with those of Air Canada. In 2001, management of Air Canada developed a formal plan to create a separate entity to carry on the operations of the Aeroplan Program. Effective January 1, 2002, Aeroplan has been operated as a separate entity under Air Canada. Jazz Air Inc. had been a stand alone entity under Air Canada and on September 30, 2004 transferred substantially all of its assets and certain of its liabilities to the newly created Jazz Air Limited Partnership, a stand alone limited partnership under ACE. Destina.ca Inc. had been a stand alone entity under Air Canada and on July 31, 2005 transferred substantially all of its assets and certain of its liabilities to Destina eCommerce Group LP, a stand alone limited partnership under ACE. ACE's new corporate structure is designed to facilitate the development of each business unit to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business, and to maximize the value of the subsidiaries.

         On June 29, 2005, Aeroplan Income Fund completed its initial public offering of 25 million units at a price of $10 per unit. On June 30, 2005, following the exercise of the over-allotment option by the underwriters, Aeroplan Income Fund issued an additional 3.75 million units at a price of $10. On February 16, 2006, ACE announced a special distribution to its shareholders of units of Aeroplan Income Fund. The distribution of 0.18 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE is being made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006 and the payment date is expected to be on or about March 31, 2006. Following the special distribution, ACE holds a 75.5% ownership interest in Aeroplan Limited Partnership.

         On February 2, 2006, Jazz Air Income Fund completed its initial public offering of 23.5 million units at a price of $10 per unit. On February 27, 2006, Jazz Air Income Fund announced that it had issued an additional 1.5 million units pursuant to the partial exercise of the over-allotment option granted to the underwriters in conjunction with Jazz Air Income Fund's initial public offering at a price of $10 per unit. With the partial exercise of the over-allotment option, ACE currently holds a 79.7% interest in Jazz Air LP.

         The Variable Voting Shares and the Voting Shares of ACE are listed on the Toronto Stock Exchange ("TSX"), under the symbols "ACE.RV" and "ACE.B", respectively.

         The head office of ACE is located at 5100 de Maisonneuve Boulevard West, Montreal, Quebec, H4A 3T2.

Corporate Structure

         The following table lists the current ACE principal subsidiaries, including their jurisdictions of constitution and the percentage of equity held or controlled directly or indirectly by ACE:



                                                    ---------------------------                100%
                                                  | ACE Aviation Holdings Inc. |_____________________________________
                                                  |          (Canada)          |                                     |
                                                    ---------------------------                                      |
                                                                 |                                      ---------------------
                                                                 |                                     | 1141679 Alberta Ltd.|
                                                                 |                                     |    (Alberta)((9))   |
                                                                 |                                      ---------------------
                ___________________________________________________________________________________________________
               |                         |                           |                      |                      |
         100%  |                75.5%    |                   79.7%   |                100%  |                100%  |
               |                         |                           |                      |                      |
        ----------------        --------------------        ------------------      ---------------       ----------------
       |    Air Canada  |      |  Aeroplan Limited  |      |    Jazz Air LP   |    |    Holdco     |     | Touram Limited |
       |   (Canada)(1)  |      |  Partnership       |      | (Quebec)(8)((11))|    |  Partnerships |     |  Partnership   |
        ----------------       |  (Quebec)(8)((12)) |       ------------------     |  (Quebec)(2)  |     |  (Quebec)(3)   |
            |        |          --------------------                                ---------------       ----------------
            |        |                   |                                                  |
      100%  |        |                   |                                                  |
 -----------------   |                   |                                                  |
| 1209265 Alberta |  |        -----------------------                                       |
|     Ltd.        |  |       |  1209233 Alberta Ltd. |                      ________________________________________
| (Alberta)((10)) |  |       |     (Alberta)((13))   |                     |                  |                    |
 -----------------   |        -----------------------                      |                  |                    |
                     |                                                     |                  |                    |
                     |                                                     |                  |                    |
      --------------------                                          ---------------     ----------------    ----------------
     |  AC Cargo Limited  |                                        | ACTS Limited  |   |  ACGHS Limited |  |    Destina     |
     |  Partnership       |                                        | Partnership   |   |  Partnership   |  |    eCommerce   |
     |  (Quebec)(4)(5)    |                                        | (Quebec)(4)(7)|   |  (Quebec)(4)(6)|  |    Group LP    |
      --------------------                                          ---------------     ----------------   | (Alberta)((4)) |
                                                                                                            ----------------


____________________

(1) Air Canada holds all of the issued and outstanding shares of certain subsidiaries, including Air Canada Capital Ltd., which is incorporated under the laws of the Province of Alberta.
(2) The Holdco Partnerships, which are limited partnerships governed by the laws of the Province of Quebec, are the limited partners of, and hold 99.99999% of the units in ACGHS LP, ACTS LP and Destina eCommerce Group LP (a successor to AC Online LP). ACE is the limited partner of each Holdco Partnership and holds 99.9% of the limited partner common units of each Holdco Partnership. Wholly-owned subsidiaries of ACE incorporated under the laws of Canada, are the general partners of, and hold 0.1% of the units in, their respective Holdco Partnership. Air Canada holds all of the limited partner preferred units in each Holdco Partnership.
(3) Touram LP provides tour operator services and leisure vacation packages under the trade name Air Canada Vacations and sells surplus seat inventory to travel agents under the trade name Netair. On January 31, 2005, Touram Inc. transferred all of its assets and certain of its liabilities to Touram LP, a limited partnership governed by the laws of the Province of Quebec. Prior to its winding-up into ACE on December 29, 2005, Touram Inc., a corporation incorporated under the laws of Canada, was the limited partner of, and held 99.99999% of the units in, Touram LP. Following the winding-up, ACE holds all of the units in Touram LP previously held by Touram Inc. Touram General Partner Inc., a wholly-owned subsidiary of ACE incorporated under the laws of Canada, is the general partner of, and holds 0.00001% of the units in, Touram LP.
(4) The general partners of AC Cargo LP, ACGHS LP, ACTS LP and Destina eCommerce Group LP are wholly-owned subsidiaries of ACE incorporated under the laws of Canada. Such general partners hold 0.00001% of the units in AC Cargo LP, ACGHS LP, ACTS LP and Destina eCommerce Group LP.
(5) AC Cargo LP, together with Air Canada, provides Cargo Services on domestic, transborder and international flights. Air Canada is the limited partner of, and holds 99.99999% of the units in, AC Cargo LP.
(6) ACGHS LP provides passenger and aircraft related ground handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations.
(7) ACTS LP provides Technical Services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.
(8) Following the initial public offering of Aeroplan Income Fund and Jazz Air Income Fund, ACE holds an interest in the general partners of each of Aeroplan and Jazz which is proportional to its interest in their respective partnerships.
(9) 1141679 Alberta Ltd. holds and manages excess cash and investments of ACE on its behalf. (10) 1209265 Alberta Ltd. holds and manages excess cash and investments of Air Canada on its behalf. (11) ACE holds a 79.7% ownership interest in Jazz.
(12) ACE holds a 75.5% ownership interest in Aeroplan.
(13) 1209233 Alberta Ltd. holds and manages the investment of a majority of the Aeroplan miles redemption reserve on behalf of Aeroplan.

         Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated sales and operating revenues of the Corporation, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated sales and operating revenues of the Corporation at December 31, 2005, have been omitted.

                             REGULATORY ENVIRONMENT

         In Canada, commercial air transportation, including policy, maintenance standards, operations standards, safety and ground and navigation facilities, falls wholly within the jurisdiction of the federal government and is the responsibility of the Minister of Transport. The Canadian Transportation Agency is responsible for issuing air carrier licenses for both domestic and international services and regulates international air fares as well as terms and conditions of carriage. Since 1996, NAV Canada, a private company, is responsible for providing air navigation services in Canada. In addition, all major Canadian airports are operated by local airport authorities that are also privatized companies.

Domestic Services

         The 1987 deregulation of the domestic airline industry allowed carriers to establish fares as well as terms and conditions of carriage without government regulation. The Canada Transportation Act ("CTA") provides for free market entry to the extent that a carrier can demonstrate that (i) it is "Canadian", defined in the CTA as being controlled in fact by Canadians and having at least 75% of its voting interest owned and controlled by Canadians;
(ii) it can operate safely; (iii) it is suitably insured; and (iv) it meets the minimum financial requirements set out in the Air Transportation Regulations (Canada) adopted pursuant to the CTA.

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

         In February 2001, the Competition Bureau released, for consultation, draft guidelines outlining the approach it proposed to take in enforcing the airline-specific "abuse of dominance" provisions of the Competition Act (Canada) including the establishment of administrative monetary penalties for a breach of the abuse of dominance provisions by a dominant domestic air carrier. The guidelines describe, among other things, how the Competition Bureau would calculate whether a carrier is operating or increasing capacity at fares that do not cover the avoidable costs of providing the services and uses of commissions, incentives, loyalty programs or corporate discounts that would be regarded as anti-competitive. The guidelines were never finalized in light of the letter issued in 2004 by the Commissioner of Competition described below outlining her approach to enforcement of the airline abuse of dominance provision on a going forward basis.

         In March 2001, the Commissioner of Competition brought an application under the "abuse of dominance" provisions of the Competition Act (Canada), seeking an order prohibiting Air Canada from charging fares on flights on certain routes in eastern Canada where such fares would not cover the avoidable costs of such flights. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases. Phase I involved a review of all of Air Canada's costs from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The Competition Tribunal released its reasons and findings regarding Phase I on July 22, 2003, and adopted a broadly crafted avoidable cost test. The decision of the Competition Tribunal does not constitute a determination that Air Canada breached the Competition Act (Canada) by abusing its dominant position, which is an issue that would have been determined in Phase II of the application. As described below, Phase II of the application will not proceed as the proceeding was terminated by the Commissioner of Competition with the agreement of Air Canada, for the reasons described below.

         In September 2004, following extensive discussion with Air Canada, the Competition Bureau terminated the Competition Tribunal application with the agreement of Air Canada and published a letter describing the enforcement approach to be taken by the Competition Bureau to any new complaint made against a dominant domestic carrier in light of the changes in the airline industry that have occurred since 2000. In addition, on November 2, 2004, the Minister of Industry tabled amendments to the Competition Act (Canada) in Bill C-19 which, if enacted, would have removed the airline-specific "abuse of dominance" provisions from the Competition Act (Canada). However, on November 29, 2005, the 38th Parliament of Canada was dissolved. As a result, the legislative process relating to the adoption of Bill C-19 was terminated. Management cannot predict if or when such proposed legislation will be re-introduced in the House of Commons.

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

Transborder Services

         In February 1995, a new air services agreement (the "1995 Canada-US Air Services Agreement") was implemented between Canada and the United States, replacing the previous bilateral agreement, which had imposed greater restrictions on market access and fares. This agreement gave Canadian air carriers unlimited route rights to provide "own aircraft" services between points in Canada and points in the United States. The carriage of local traffic between points within one country by carriers of the other country, commonly known as cabotage, continued to be prohibited.

         Under the 1995 Canada-US Air Services Agreement, rules governing fare levels and the requirement to file tariffs (excluding rules tariffs) with government authorities were eliminated. Carriers of both countries are free to set their own prices for transborder services according to market forces. Prices may only be disallowed under special circumstances if the authorities of both countries agree, for example in response to predatory or monopolistic pricing behaviour on specific routes. In November 1997, Canada and the United States concluded an agreement that allows Canadian and United States carriers to Code-share to, from and via each other's territory, with carriers from other countries provided the other country allows Code-sharing and the carriers hold the underlying rights to serve that country. As a result, Air Canada increased its Code-sharing with certain Star Alliance(R) partners via Canada and the United States and these Star Alliance(R) partners' codes appear on some Jazz operated transborder flights.

         On November 11, 2005, Transport Canada announced that the governments of Canada and the United States had negotiated an open skies agreement (the "Open Skies Agreement") which further liberalized air transportation services and which is scheduled to come into effect on September 1, 2006. This Open Skies Agreement will allow air carriers of both countries to (i) pick up passenger and/or cargo traffic in the other country and carry that traffic to a third country as part of a service to or from the carrier's home country, (ii) operate stand-alone all-cargo services between the other country's territory and third countries, and (iii) offer the lowest prices for services between the other country and a third country. Cabotage remains prohibited.

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

Charter Services

         Charter operations are generally not covered by bilateral agreements, although charter services are covered under the 1995 Canada-US Air Services Agreement. Canadian government policy permits any Canadian carrier to operate charter services between Canada and any point in the world subject to prior approval of the Canadian and other appropriate regulatory authorities. Charter services are operated by Air Canada to provide service to foreign points where it is not the designated airline or to generate additional revenues from aircraft that would otherwise be idle.

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

Official Languages Act

         Air Canada is subject to the Official Languages Act (Canada) (the "OLA"). The OLA compels Air Canada to, among other things, ensure that any member of the traveling public can communicate with and obtain services in either official language where there is significant demand for those services in that language (Part IV of the OLA) and to allow employees to work in either official language (Part V of the OLA). In 2000, Parliament passed amendments to the Air Canada Public Participation Act (Canada) (the "ACPP") to impose on Air Canada the obligation to ensure any of its subsidiaries' customers can communicate with the subsidiary in respect of air services and incidental services, and obtain those services, in either official language, where the number of customers warrants such services.

         In September 2004, as a result of the emergence of Air Canada from protection under the CCAA, several internal divisions and former subsidiaries of Air Canada were spun off into limited partnerships under the direct or indirect control of ACE. While the linguistic obligations stated above continue to apply to Air Canada itself, ACE and the successor entities it owns are not currently subject to official language obligations, except that pursuant to the OLA, where services are performed on behalf of Air Canada by another party, any member of the public can communicate with and obtain those services in either official language in any case where those services, if provided by Air Canada, would be required under the OLA to be provided in either official language.

         On May 2, 2005, Bill C-47, An Act to amend the Air Canada Public Participation Act (Canada) (the "Bill C-47") was tabled in the House of Commons. On November 3, 2005, Bill C-47 passed second reading and referred to the Standing Committee on Transport. Bill C-47 sought to amend existing legislation to ensure that Air Canada's successor entities are subject to official language requirements. However, on November 29, 2005, the 38th Parliament of Canada was dissolved. As a result, the legislative process relating to the adoption of Bill C-47 was terminated. Although Management cannot predict if or when such proposed legislation will be re-introduced in the House of Commons, ACE and the relevant successor entities it owns do comply, or have already taken steps toward compliance with, Part IV of the OLA.

Security Initiatives

         Following the September 11, 2001 terrorist attacks, the Minister of Transport issued new air security measures, including increased passenger and baggage screening and enhanced security procedures at check-in gates and on-board the aircraft. Other countries such as the United States and the United Kingdom have similarly imposed additional security requirements. The Corporation's priority has been to ensure the safety and security of all passengers and crew members on all flights. In response to these new measures, the Corporation has reinforced the cockpit doors on all of its mainline operating aircraft and has required passengers to produce valid identification prior to boarding all flights. In December 2001, the Minister of Transport announced several security initiatives including a new Canadian Air Transport Security Authority responsible for the provision of key air security services, an expanded program of armed police on aircraft to cover selected domestic and international flights, and an air traveler's security charge. The air traveler's security charge was introduced on April 1, 2002. The charges have been revised in subsequent federal budgets. Since April 1, 2005, the maximum charge is $10 for domestic travel and $17 for transborder and international travel.

         In October 2002, the Canadian government implemented its Advance Passenger Information initiative to identify potentially high risk individuals and address other border security issues. In March 2003, it also established a Passenger Name Record program. Canadian and foreign carriers are now required by regulation to provide the Canada Border Services Agency with specific personal information on all passengers and crew members on board international flights destined to Canada at the time of departure, as well as to provide access to passenger name records in the carriers' internal reservation systems. Foreign countries such as the United States, the United Kingdom, Australia, Mexico and South Korea have enacted similar information requirements with respect to flights operating into and/or from their territory.

         On May 6, 2004, Bill C-7, an Act to amend certain Acts of Canada in order to enhance public safety (known as the Public Safety Act, 2002) received royal assent. The legislation amends certain provisions of the Aeronautics Act (Canada) so as to further develop the scope and objectives of the existing national aviation security regime. The amendments include requirements for Canadian carriers and foreign carriers operating into Canada to provide, upon request, information concerning specified flights or persons to the Minister of Transport, Royal Canadian Mounted Police and Canadian Security Intelligence Service for transportation security or national security purposes. These amendments came into force on May 11, 2004.

Safety Initiatives

         On June 15, 2005, the Minister of Transport announced regulatory amendments to further improve the safety performance of Canadian air operators and increase accountability in the aviation sector through the implementation of safety management systems. The goals of safety management systems are to increase industry accountability, to instill a consistent and positive safety culture, and to help improve the safety performance of air operators. Amendments to the Canadian Aviation Regulations require air operators to implement safety management systems in their organizations and appoint executives who are accountable for safety. These amendments came into force on May 31, 2005. On May 16, 2005, Bill S-33, An Act to amend the Aeronautics Act and to make consequential amendments to other acts (Canada) ("Bill S-33") was tabled for first reading in the Senate. Bill S-33 sought, among other things, to address integrated management systems and to authorize the establishment of voluntary reporting programs under which information relating to aviation safety and security may be reported. On June 14, 2005, Bill S-33 was withdrawn. Management cannot predict if or when such proposed legislation will be re-introduced.

         Air Canada, Jazz, and ACTS LP are all in the process of implementing their respective safety management systems in accordance with the recent amendments to the Canadian Aviation Regulations. The President and Chief Executive Officer of Air Canada, Montie Brewer has been appointed as the executive currently accountable for Air Canada's safety management system. The President and Chief Executive Officer of Jazz, Joseph D. Randell has been appointed as the executive currently accountable for Jazz's safety management system. The President and Chief Executive Officer of ACTS LP, Chahram Bolouri has been appointed as the executive currently accountable for ACTS LP's safety management system. In addition, the Senior Director Corporate Safety & Environment, ACE is facilitating the implementation of the Air Canada safety management system, the Director of Corporate Safety, Jazz is facilitating the implementation of the Jazz safety management system, and the Senior Director, Regulatory Compliance, ACTS is facilitating the implementation of the ACTS LP safety management system.

Privacy

         The Corporation is subject to Canadian, United States and foreign privacy laws regarding the collection, use, disclosure and protection of passenger and employee data. Among other things, Canada's federal private sector privacy legislation, the Personal Information Protection and Electronic Documents Act (Canada) (the "PIPEDA"), governs the collection, use and disclosure of personal information in the course of commercial activities by a federally regulated business. In addition, the PIPEDA regulates the handling of employee personal information by federally regulated employers. The PIPEDA also applies to the collection or disclosure of personal information across provincial or Canadian international borders and within provinces without substantially similar private sector privacy legislation. The PIPEDA requires informed consent by the individuals whose personal information is collected and used. The personal information may then only be used for the purposes for which it was originally collected or for other specific purposes specified in the PIPEDA. The Corporation has a privacy policy which is designed to meet or exceed the requirements of such privacy legislation. Management believes that its privacy policy and practices comply with applicable law in Canada and elsewhere.

         In addition to the Corporation's privacy policy, specific privacy measures and policies to protect the information of customers and employees are applied by each subsidiary of the Corporation.

                  INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT

Airline Transportation Industry

General

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

         The terrorist attacks of September 11, 2001 materially affected the airline industry, and the airport security procedures that were subsequently introduced caused air travel to become comparatively more time consuming and less convenient for passengers. In 2003, the war in Iraq and the outbreak of SARS (which most dramatically affected Asia and Canada), also adversely impacted the airline industry.

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

Domestic Market

         Air Canada is Canada's largest domestic full service airline. Jazz is the largest regional airline in Canada and the second largest airline in Canada after Air Canada based on fleet size and number of routes operated. The Canadian airline industry is characterized by a limited number of high density markets, which account for the majority of passenger traffic and revenue. Domestic low-cost carriers have achieved a material presence in all major domestic markets and they continue to expand. The Corporation has redefined its business strategy in order to compete effectively.

         Based on Official Airline Guide ("OAG") data, the Corporation estimates that in March 2006, it will provide approximately 61% of the Canadian airline industry's overall domestic scheduled capacity, as measured by ASMs, while WestJet will provide approximately 29%.

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

         Canadian low-cost carriers operate transborder services and are expanding their operations in the transborder market. WestJet currently provides transborder services to Orlando, Tampa, Fort Myers, Fort Lauderdale, Los Angeles, Palm Springs, Phoenix, Las Vegas, Honolulu and Maui. CanJet currently provides transborder services to New York and Orlando, Florida, year-round, and seasonally to other destinations in Florida including, St Petersburg, West Palm Beach, Fort Lauderdale and Sarasota. In addition, a United States low cost carrier, Frontier Airlines, announced that it will begin transborder services between Calgary and Denver towards the end of May, 2006.

         Based on OAG data, the Corporation estimates that in March 2006, it will provide approximately 42% of the overall transborder scheduled capacity as measured by ASMs.

International Market

         Air Canada has a broad portfolio of international route rights and is Canada's largest scheduled international carrier. In the trans-Atlantic and trans-Pacific markets, Air Canada primarily competes with foreign legacy carriers and, to a lesser extent, with charter and low-cost carriers on higher density routes, primarily during peak travel seasons. U.S. legacy carriers also provide indirect competition by flying Canadian passengers through their hubs to international markets. However, management believes that the U.S. government policy requiring a visa from residents of certain countries for transit through the United States has provided an advantage to Air Canada since there is currently no equivalent requirement that applies to transit through Canada.

         The expansion of major airline alliances, such as Star Alliance(R), oneworld and SkyTeam has consolidated operations in the trans-Atlantic and trans-Pacific markets. In the trans-Pacific market, the emergence of polar routes has provided opportunities for new non-stop services from eastern North American cities to Asia. Air Canada is pursuing these opportunities by introducing non-stop services from Toronto to Tokyo, Hong Kong, Beijing, Shanghai and Seoul, and one-stop service from Toronto to Delhi. The South American market also represents an area of growth for Air Canada, since no South American carrier currently flies to Canada.

         Based on OAG data, the Corporation estimates that in March 2006, it will provide approximately 46% of the overall international scheduled capacity between Canada and Europe and Canada and Asia, as measured by ASMs.

         Air Canada is currently the only Canadian scheduled carrier on Asian routes from Canada, although many Asian countries have their own carriers serving Canada.

Regional Airline Industry

         The Canadian regional airline industry is composed of Jazz, and a number of other smaller operators of turboprop aircraft, most of which operate aircraft in the 19 to 50 seats range. Other than Jazz, these carriers are primarily stand-alone operations, operating in niche markets. Few other regional airlines in Canada operate under capacity purchase agreements, and those who do have relationships with Air Canada to operate turboprop aircraft with 19 seats or less. All of these carriers, excluding Jazz, are privately held or family-run companies. None of these carriers approach the size and scope of Jazz's operation as their fleets range from one to 12 aircraft.

         Jazz is the only regional carrier which offers service in more than one region of the country as well as transborder service. In addition, it is the only regional carrier in Canada operating regional jets.

         The Canadian domestic market is characterized by a large geographic territory with a concentration of routes in Western and Eastern Canada around four major hubs, Toronto, Vancouver, Montreal and Calgary. This market is served by Jazz, Air Canada, domestic low-cost carriers such as WestJet and Canjet, and smaller regional airlines.

         In the transborder market, Air Canada and Jazz compete against a variety of U.S. network airlines and their regional carriers, the majority of which operate under capacity purchase agreements. These regional carriers operate under their respective capacity purchase agreement partner brands including United Express, America West Express, US Airways Express, Continental Express, Northwest Airlink, Delta Connection, American Eagle and Horizon Airlines.

The Canadian Loyalty Marketing Industry

         Loyalty marketing encompasses a wide range of tools and practices designed to give loyal customers collectible incentives which, when converted into rewards, form part of a compelling value proposition to continue purchasing a company's products or services. Loyalty marketing has successfully been used by companies to attract new customers, enable customer retention and increase the purchase levels of targeted consumers. It has become a key element in many companies' marketing mix. Several companies have shifted large portions of their marketing budgets from mass-market advertising to direct marketing generally, and loyalty marketing programs in particular. Strong loyalty management systems allow for the identification and segmentation of customers based on purchasing behaviour. Unlike other traditional marketing practices generally using mass media, loyalty marketing creates a direct link between individuals, their specific demographics and transactional data. Combined with the latest database management tools and technologies, loyalty marketing is one of the most sophisticated and measurable forms of marketing.

         There are two main forms of loyalty programs in Canada, coalition programs and proprietary programs. Coalition programs unite many different participating organizations under the same program and currency structure, such as the Aeroplan Program and the Air Miles(TM) program. Proprietary programs only have a single organization/ currency and generally have a narrower scope of accumulation opportunities, rewards and benefits. Operators of such programs are required to support the full infrastructure cost. In Canada, the vast majority of loyalty programs are proprietary.

         According to The Loyalty Guide -- 2004 published by Wise Research Limited, a research and publishing company based in the United Kingdom, loyalty marketing provides consumers with a practical reason for being attracted to and continuing to buy a partner's products and services: the accumulation of points or miles toward a valued reward or benefit. Loyalty marketing competes with other forms of marketing, including direct mail, telephone marketing, mass media advertising, sales promotions and incentives.

         Increasing competitive pressure for the attention and engagement of consumers combined with the rapid evolution of technology have created an environment conducive to the growth of the Canadian loyalty marketing industry. Loyalty programs have become prevalent in multiple consumer sectors, including mass merchandise, retail pharmacies, financial services and the travel services sector.

Maintenance, Repair and Overhaul Industry

         While aircraft maintenance, repair and overhaul ("MRO") services stem from three primary customer sources (airlines, original equipment manufacturers, and other MRO providers), the MRO industry's performance is most dependent on the airline industry's economic performance. Although airline profit margins have suffered in recent years as a result of rising fuel prices and a very competitive market, the industry is showing signs of recovery. As airlines add capacity and increase traffic, the MRO market is expected to grow in parallel. According to Overhaul & Maintenance, a magazine devoted to the overhaul and maintenance industry, the world fleet is forecasted to grow from over 15,000 planes in 2005 to over 25,000 planes in 2015, with regional jets showing the largest percentage increase.

         Similarly, as airline cost pressures continue to mount, global MRO outsourcing is expected to continue. According to Overhaul & Maintenance, the global commercial MRO market is expected to grow to approximately US$55 billion by 2015, a 45% increase from US$38 billion in 2005. Also, according to Mercer Management Consulting, almost half of United States carriers' maintenance work is currently outsourced. This growth is expected in all sectors, including airframe, engine, components and line maintenance.

         Going forward, successful full-service MRO providers will be ones that can provide `one-stop' solutions for their customers. Increasingly, airlines and leasing companies already prefer to deal with a single MRO provider that has the expertise required to manage all of their MRO work, including airframe, component, and engine repairs as well as specialized services. However, MRO operators will continue to be under industry pressure to maintain effective cost controls to bid competitively in a cost-sensitive marketplace.

                    THREE-YEAR SUMMARY: EVOLUTION OF BUSINESS

Economic Environment

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

         Consequently, with the advice of their financial and legal advisors, the Applicants (as defined below) elected to restructure their operations, debt and capitalization under the protection of the Companies' Creditors Arrangement Act ("CCAA").

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

         The initial order and U.S. proceedings contained a general stay of proceedings against the Applicants. This stay generally precluded parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order was to provide the Applicants with relief designed to stabilize their operations and business relationships with customers, vendors, employees and creditors and to allow Air Canada to develop a process for soliciting new equity or other post emergence financing. During the stay period, Air Canada developed its revised business plan and concluded new arrangements with creditors (including aircraft lessors) and labour unions.

         On September 30, 2004, ACE's predecessor corporation and now its wholly-owned subsidiary, Air Canada, and the other Applicants, emerged from creditor protection under the CCAA and implemented the Plan. The purpose of the Plan, together with Air Canada's new business strategy, was to restructure the capitalization, operations and cost structure of Air Canada. The Plan and the new business strategy were designed to:

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

         On September 30, 2004, as part of the implementation of the Plan, Air Canada reorganized its corporate structure. Pursuant to such corporate reorganization, APLN Limited Partnership (a predecessor to Aeroplan), Jazz Air Inc. (the predecessor to Jazz Air Limited Partnership and Jazz Air LP), Touram Inc. (the predecessor to Touram Limited Partnership) and Destina.ca Inc. (a predecessor to Destina eCommerce Group LP), which were already established as stand-alone entities under Air Canada, became stand-alone entities under ACE, while ACTS LP, AC Cargo LP, AC Online Limited Partnership (a predecessor to Destina eCommerce Group LP) and ACGHS LP were established as stand-alone limited partnerships under ACE. Jazz Air Inc. had been a stand alone entity under Air Canada and on September 30, 2004 transferred substantially all of its assets and certain of its liabilities to the newly created Jazz Air Limited Partnership, a stand alone limited partnership under ACE. Destina.ca Inc. had been a stand alone entity under Air Canada and on July 31, 2005 transferred substantially all of its assets and certain of its liabilities to Destina eCommerce Group LP, a stand alone limited partnership under ACE.

         As a result, ACE operates as a holding company for Air Canada and ACE's other subsidiaries. ACE's new corporate structure is designed to facilitate the development of each business unit to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business, and to maximize the value of the subsidiaries.

Rights Offering

         As part of the Plan, ACE offered rights to Air Canada's creditors with proven claims to subscribe for up to $850 million of Voting Shares and/or Variable Voting Shares ("Shares"). Pursuant to its standby purchase agreement with Air Canada, Deutsche Bank Securities Inc. ("Deutsche Bank") agreed to act as the exclusive standby purchaser in respect of the rights offering. As standby purchaser, Deutsche Bank had the right to syndicate out its rights to purchase Shares. Deutsche Bank and the participants in its syndicate subscribed for all the Shares not otherwise subscribed for by the creditors at a subscription price per Share of $21.50, which represented the subscription price of $20.00 paid by creditors, plus a premium of $1.50. On September 30, 2004, ACE completed the issuance of Shares under such rights offering for total gross proceeds of $865 million, including the amount of the premium paid by Deutsche Bank and the participants of its syndicate pursuant to the standby purchase agreement.

         In accordance with the terms of the standby purchase agreement, ACE entered into a registration rights agreement with Deutsche Bank, dated as of September 30, 2004 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, ACE agreed to use its reasonable best efforts to prepare and file with the United States Securities and Exchange Commission ("SEC") a registration statement covering the resale, from time to time, of Registrable Securities (as defined below) by the Selling Shareholders (as defined below), and to use its reasonable best efforts to maintain the effectiveness of the registration statement for a period of two years from the date of effectiveness. "Registrable Securities" means any Shares purchased by Deutsche Bank or the participants in its syndicate pursuant to the Plan, including Shares purchased pursuant to the standby purchase agreement, as well as any securities issued upon conversion of, in exchange for, or in substitution for such securities. Such Shares will cease to be Registrable Securities if: (i) they are sold pursuant to the Resale Prospectus (as defined below); (ii) they are sold pursuant to an exemption from registration under the 1933 Act and, following such sale, are freely tradable in the United States and Canada; or (iii) such Shares cease to be outstanding. "Selling Shareholders" means Deutsche Bank and each participant of its syndicate for so long as such person is the registered owner of any Registrable Securities, and such person's heirs, successors and permitted assigns so long as such heir, successor or permitted assign is the registered owner of Registrable Securities with a fair market value of at least $100,000 as of the date of the Resale Prospectus.

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

Investment Agreement

         On September 30, 2004, Promontoria Holding III B.V. ("Cerberus Affiliate") invested $250 million in ACE in consideration for the issuance to it of 12,500,000 Preferred Shares initially convertible into 9.16% of the fully diluted equity of ACE upon emergence from the CCAA proceedings. The Cerberus Affiliate holds all of the issued and outstanding Preferred Shares. For a summary of the terms of the Preferred Shares, see "Description of Capital Structure -- Preferred Shares".

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

         The terms attached to the Preferred Shares provide the Cerberus Affiliate with preemptive rights on any issuance or sale by ACE of Variable Voting Shares or Voting Shares or other equity securities, rights, options, warrants or other convertible securities which represent rights to purchase Variable Voting Shares or Voting Shares. For further details, see "Description of Capital Structure -- Preferred Shares -- Preemptive Rights".

GECC Lease Restructuring and Financing

         In 2003 and 2004, agreements were signed between General Electric Capital Corporation ("GECC") and Air Canada (the "GECC Agreements") which provided for:

         (i) the restructuring of existing arrangements for 106 aircraft which included lease rate reductions on 47 aircraft, termination of obligations with respect to 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations of six aircraft;

         (ii) exit financing totalling approximately US$681 million in three tranches for use upon emergence from the CCAA proceedings. The loan was repaid in full prior to maturity on April 6, 2005;

         (iii) a financing commitment of up to US$950 million to be used for acquisitions of new regional jet aircraft (the "RJ Financing"). On exit from CCAA the parties agreed to reduce the commitment to US$500 million; and

         (iv) the purchase from GECC by Air Canada on September 30, 2004 of two Boeing 747-400 Combi aircraft (which Air Canada was leasing at the time) for an aggregate amount of $353 million. The purchase price was paid for with $290 million in cash and the issuance of a limited-recourse loan in the amount of US$50 million. The two Boeing 747-400 Combi aircraft were sold in December 2004 and January 2005 and the proceeds from such sale were used to repay the US$50 million loan from GECC.

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

Arrangements with Unions

         Following its filing for protection under the CCAA, Air Canada concluded in 2003 and amended in 2004 long-term collective agreements with the International Association of Machinists and Aerospace Workers (IAMAW), the Air Canada Pilots Association (ACPA), the Canadian Union of Public Employees (CUPE), the Canadian Air Line Dispatchers Association (CALDA), the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) and the International Brotherhood of Teamsters (IBT), which expire in 2009. Air Canada also concluded agreements with the Transport and General Workers Union (TGWU) and Amicus, both in the United Kingdom. All these labour agreements were ratified by the members of their respective bargaining units. The agreements provided for a combination of productivity improvements and wage reductions. All unconditional employment security provisions in the collective agreements were also eliminated. All scheduled bonus payments and wage increases were cancelled and all overtime is now paid at one and a half times the applicable pay rate. Air Canada also entered into "clean slate" agreements with all of its North American unions where the parties agreed to resolve, waive or compromise outstanding grievances.

         These collective agreements provide that, in 2006, the parties may negotiate the wage provisions for the balance of the collective agreement and, failing agreement of the parties to adjust wages as circumstances may warrant, the matter shall be resolved by mediation or binding arbitration without resort to strike or lock-out.

         The Unions in the United Kingdom, TGWU and Amicus, had a wage re-opener as part of their extended collective agreements which was effective October 1, 2004. Although there was no general increase to the wage rates provided to either of the groups, targeted adjustments were made as part of a retention strategy. The agreements concluded in 2004 expire in 2009 and contain a provision to reopen negotiations for wages, effective April 1, 2006. Another component of the agreement between Air Canada and Amicus was the introduction of a defined contribution pension plan for newly hired employees, to be implemented following the implementation of a defined contribution plan for non-unionized employees.

         All of Air Canada's North American unions, have agreements entitling them to participate in a profit-sharing program under which (i) 7.5% of adjusted pre-tax profits up to 7% of revenues, and (ii) 25% of adjusted pre-tax profits above 7% of revenues, will be distributed to eligible employees. Payments under the profit-sharing program were distributed based on the results of the year 2005.

         Jazz also concluded new collective agreements with its unions following its filing for protection under the CCAA in 2003. All of Jazz's collective agreements expire on June 30, 2009 and the unions are not allowed to strike until the end of the term of the collective agreements. These collective agreements, except for the collective agreement with the pilot union group of Jazz, provide for a process to revise the wage levels in mid-2006 by negotiation or, failing negotiation, by mediation or arbitration. Jazz also entered into "clean state" agreements with its unions where the parties agreed to resolve, waive or compromise outstanding grievances.

Contract Renegotiation/Repudiation during CCAA

         During the restructuring period, the Corporation reviewed all of its real estate facilities, resulting in the elimination of unused or under-utilized facilities and the consolidation of its operations to further reduce operating costs. In addition, the Corporation evaluated all of its contracts for goods and services to identify opportunities to consolidate its supply base, to better leverage its buying power, and to take advantage of the opportunity represented by the restructuring process to repudiate contracts that were unfavourable.

         In addition, the Corporation conducted extensive negotiations with its aircraft lessors and financiers to restructure its aircraft ownership and leasing costs. Through these efforts, Air Canada and Jazz achieved: (i) reduced ownership and leasing costs more consistent with then current market conditions,
(ii) modified lease expiry dates based on planned new aircraft acquisitions and scheduled heavy maintenance requirements, and (iii) satisfactory aircraft return conditions consistent with modified lease expiry dates.

Public Offering of Voting Shares, Variable Voting Shares and Convertible Senior Notes due 2035

         On April 6, 2005, ACE completed the public offering of an aggregate of 11,350,000 Voting Shares and Variable Voting Shares at a price of $37.00 per share for gross proceeds of approximately $420 million, and $300 million of 4.25% convertible senior notes due 2035 (the "Notes"). ACE used approximately $553 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with GECC. The repayment of the GE exit facility has reduced net annual interest costs by an estimated $27 million and has provided ACE with greater strategic and financial flexibility. On April 13, 2005, following the exercise of the over-allotment option by the underwriters, ACE issued an additional 1,135,000 Variable Voting Shares at a price of $37.00 per share and $30 million of Notes for additional aggregate gross proceeds of approximately $72 million. ACE used the additional proceeds for general corporate purposes.

Initial Public Offering of Aeroplan Income Fund

         On June 29, 2005, Aeroplan Income Fund completed its initial public offering of 25 million units at a price of $10 per unit for gross proceeds of $250 million. On June 30, 2005, following the exercise of the over-allotment option by the underwriters, Aeroplan Income Fund issued an additional 3.75 million units at a price of $10 per unit for additional gross proceeds of $37.5 million, bringing the aggregate gross proceeds of the initial public offering to $287.5 million. Aeroplan Income Fund's units trade on the Toronto Stock Exchange under the symbol AER.UN. Aeroplan Income Fund has acquired a 14.4% ownership interest in Aeroplan. Following the initial public offering and the exercise of the over-allotment option by the underwriters, ACE held a 85.6% ownership interest in Aeroplan.

US Airways Group Inc.

         On September 27, 2005, the Corporation invested $87 million (US$75 million) in US Airways Group Inc. (US Airways) in conjunction with the carrier's exit from US bankruptcy proceedings. The Corporation's investment represented approximately 6 percent of the equity of US Airways at December 31, 2005. The equity investment is subject to a six-month holding period from the closing date. In connection with the equity investment, ACE also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1 million.

Aircraft Purchase Agreement between The Boeing Company and Air Canada

         On November 4, 2005, Air Canada concluded agreements with The Boeing Company ("Boeing") for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The agreements include firm orders for 18 Boeing 777 aircraft, plus purchase rights for an additional 18 aircraft, in a yet-to-be determined mix of the 777 family's newest models. Deliveries of the Boeing 777 aircraft are scheduled to commence in March 2007. Seven Boeing 777 aircraft are expected to be delivered in 2007, nine aircraft in 2008, and two aircraft in 2009. The agreements also include firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada's first Boeing 787 aircraft is scheduled for delivery in 2010.

Initial Public Offering of Jazz Air Income Fund

         On February 2, 2006, Jazz Air Income Fund completed its initial public offering of 23.5 million units at a price of $10 per unit for gross proceeds of $235 million. On February 27, 2006, following the partial exercise of the over-allotment option by the underwriters, Jazz Air Income Fund issued an additional 1.5 million units at a price of $10 per unit for additional gross proceeds of $15 million, bringing the aggregate gross proceeds of the initial public offering to $250 million. Jazz Air Income Fund's units trade on the Toronto Stock Exchange under the symbol

JAZ.UN. Jazz Air Income Fund has acquired a 20.3% ownership interest in Jazz. Following the initial public offering and the partial exercise of the over-allotment option by the underwriters, ACE holds a 79.7% ownership interest in Jazz.


Distribution by ACE of Units of Aeroplan Income Fund

         On February 16, 2006, ACE announced a special distribution to its shareholders of units of Aeroplan Income Fund. The distribution of 0.18 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE is being made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006 and the payment date is expected to be on or about March 31, 2006. Following this distribution, ACE holds a 75.5% ownership interest in Aeroplan.

                            OVERVIEW OF THE BUSINESS

         ACE is the parent holding company of the following subsidiaries:

                                  AIR CANADA
 AIR CANADA Jazz                                                     aeroplan

                               [GRAPHICS OMITTED]
 ACTS
 Air Canada
 Technical Services                                                  AIR CANADA
                                                                       CARGO
                AIR CANADA                 AIR CANADA
                vacations                  Air Canada
                                      Ground Handling
                                             Services

         Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-US transborder market and each of the Canada Europe, Canada Pacific, Canada Caribbean/Central America and Canada South America markets. Passenger transportation is the principal business of the Corporation and, in 2005, represented 84 per cent of its total operating revenues.

         Air Canada and Jazz, the Corporation's regional carrier, operate an extensive domestic, US transborder and international network. During 2005, Air Canada and Jazz operated, on average, approximately 1,200 scheduled flights each day and carried over 30 million passengers. In 2005, Air Canada and Jazz provided direct passenger air transportation to 159 destinations and, through commercial agreements with other unaffiliated regional airlines referred to as Tier III carriers, to an additional 11 destinations, for a total of 170 direct destinations on five continents. Air Canada's primary hub is located in Toronto, and its other hubs are located in Montreal, Vancouver and Calgary. Toronto's Pearson International Airport is Canada's largest airport and Air Canada's largest hub overall. Montreal's Pierre-Elliott Trudeau International Airport is a hub for domestic, transborder and international (primarily trans-Atlantic) traffic. Vancouver International Airport and Calgary International Airport are hubs for domestic, transborder and international (primarily trans-Pacific in the case of Vancouver) traffic.

         Air Canada also operates an extensive global network in conjunction with its international partners. Air Canada is a founding member of the Star Alliance(R) network, the world's largest airline alliance group. The Star Alliance(R) network has grown, since its inception, to include 16 members and three regional members. Through its strategic and commercial arrangements with Star Alliance(R) members and several other airlines, Air Canada offers service to over 795 destinations in 139 countries, with reciprocal participation in frequent flyer programs and use of airport lounges.

         In addition to scheduled passenger service, both Air Canada and Jazz also operate charter services in the domestic, transborder and international markets. Air Canada has four of its Airbus A320 aircraft configured in all business class seating and these aircraft are dedicated to executive style charter services operated through a division of Air Canada called Air Canada Jetz. Air Canada Jetz provides these executive charter services to customers such as professional sports teams, rock bands and corporations.

         The Corporation has a controlling interest in Aeroplan which operates Canada's premier loyalty program. Aeroplan provides its commercial partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, Bell Canada, CIBC, Future Shop, Imperial Oil
(Esso), Star Alliance(R) member airlines and numerous hotel chains and car rental companies.

         Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan Miles to its extensive network of over 60 commercial partners, representing over 100 brands in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's revenues.

         Jazz and Air Canada entered into a capacity purchase agreement (the "Initial CPA") effective September 30, 2004, pursuant to which Air Canada purchased substantially all of Jazz's fleet capacity based on predetermined rates. The Initial CPA was replaced by an amended and restated capacity purchase agreement effective January 1, 2006 (the "CPA") pursuant to which Air Canada continued to purchase substantially all of Jazz's fleet capacity based on predetermined rates. Under the CPA with Air Canada, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States. As of March 1, 2006, Jazz operated scheduled passenger service on behalf of Air Canada with approximately 730 departures per weekday to 55 destinations in Canada and 22 destinations in the United States with a fleet of 131 aircraft made up of 129 operating aircraft and 2 newly delivered aircraft that were not yet in active service. Jazz and Air Canada have linked their regional and mainline networks in order to serve connecting passengers more efficiently and to provide valuable traffic feed to Air Canada's mainline routes.

         The Corporation also provides Technical Services through ACTS LP. ACTS LP is a full-service Maintenance, Repair and Overhaul (MRO) organization that provides airframe, engine and component maintenance and various ancillary services to a wide range of more than 100 global customers. ACTS LP operates maintenance centers across Canada, with principal centers located in Montreal, Toronto, Winnipeg and Vancouver.

         The Corporation also provides cargo services through AC Cargo LP; ground handling services through ACGHS LP; and tour operator services and leisure vacation packages through Air Canada Vacations.

New Business Strategy

         In order to respond to a rapidly changing landscape, the Corporation has fundamentally changed its business strategy and has been redesigning its business processes since emergence from CCAA. ACE designed and embarked on a new business plan to: (i) consolidate the domestic market position of Air Canada and Jazz through a superior product offering at a competitive cost; (ii) provide a sustainable foundation for Air Canada's growing international markets; and (iii) highlight the value inherent in ACE's subsidiaries. The Corporation's new business strategy is based on the following four major components:

         (i)      a competitive cost structure;

         (ii) a redesigned network to maximize efficiency and leverage international growth opportunities;

         (iii)    a new revenue model for passenger services; and

         (iv) a new corporate structure to facilitate the implementation of strategic initiatives and to surface the value of its subsidiaries.

Competitive Cost Structure

         The Corporation's new business strategy is built on a significantly improved competitive cost structure. During the CCAA restructuring process and since emerging from the process, the following three main focus areas have contributed significantly to the Corporation's benefit:

         (i) Through the CCAA restructuring process, the Corporation dramatically reduced its operating costs;

         (ii) Following this, the Corporation embarked on a substantial re-engineering process to simplify its internal processes and reduce its costs even further by eliminating non-value adding tasks and procedures. This is an ongoing process of continuous improvement; and

         (iii) Additionally, the Corporation has created a new business model whereby its customers can be served directly using web-enabled technology which is envisaged to further eliminate substantial external non-value adding processes between the Corporation and its customers. This too is an ongoing process of continuous improvement.

         Stemming from the above focus areas, the Corporation has realized and envisages continuing to benefit from substantial cost reductions in the following areas:

         (i) substantially reduced supplier obligations, including aircraft and real estate;

         (ii) significantly improved labour productivity due to a rationalized work force and lower average salaries;

         (iii) lower trip costs due to better matching of capacity with demand;

         (iv) higher operating efficiencies through its fleet modernization program;

         (v) lower pilot training, inventory carrying and maintenance costs;

         (vi) significantly lower sales and distribution costs by improved and easy to use web-enabled technology for its customers; and

         (vii) dramatically lower internal costs by eliminating business processes which do not fit the new revenue model.

         Unlike its low-cost competitors, the Corporation incurs costs related to the offer of value-added transportation services, such as Executive Class services and other non-air services. The Corporation believes that these costs are offset by a revenue premium, driven primarily by higher Yield and Passenger Load Factor, increased international connecting traffic and increased Aeroplan and cargo revenues. The Corporation expects to maintain this revenue premium by continuing to leverage its key competitive advantages, including:

         (i) a more extensive route network, greater flight frequency and greater market presence;

         (ii) value-added services, for which customers are willing to pay a premium, including unlimited schedule changes, same day stand by, advance seat selection, full Aeroplan mileage, concierge service and Executive Class service; and

         (iii) higher yielding international (including Canada-US transborder) connections.

Redesigned Network to Maximize Efficiency and Leverage International Growth Opportunities

         The Corporation's objective is to become the customer's clear choice in all the markets in which it competes by offering a better scheduled product at a competitive price. To this end, the Corporation's redesigned network focuses on offering better flight frequencies on key domestic and Canada-US transborder routes, while maintaining competitive frequency on other domestic and Canada-US transborder routes, and reducing the average seating capacity per departure.

         The Corporation expects to achieve its objectives through the increased use of large regional jet aircraft which have lower trip costs. This initiative, for which deliveries commenced in October 2004, will see Air Canada and Jazz add 90 new regional jet aircraft to their fleet by the end of 2007. As of the date hereof, the Corporation had received fifteen 50-seat Bombardier CRJ-200 aircraft, fifteen 75-seat Bombardier CRJ-705 aircraft and fifteen 73-seat Embraer ERJ 175 aircraft under firm order as well as six 93-seat ERJ 190 aircraft. Thirty-nine additional Embraer ERJ 190 aircraft under firm order are scheduled for delivery during the remainder of 2006 and during 2007. In addition, as a result of agreements reached with Air Canada's and Jazz's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations. The Corporation expects that the lower trip costs of these regional jet aircraft will enable the Corporation to compete more effectively with low-cost carriers. This strategy should allow the Corporation to operate its network more efficiently by better matching capacity with demand and by facilitating connections in a timely fashion.

         Since international services generally produce higher margins than domestic and transborder services, the Corporation also intends to expand its existing services to currently served international destinations as well as adding new international destinations. The Corporation believes that it is well positioned to grow its international services and increase its current market share by leveraging the following competitive advantages:

         (i)      its superior international network;

         (ii) its widely recognized brand and its strong position in the market for trans-Atlantic and trans-Pacific travel to and from Canada and more recently the Canada-South America market; and

         (iii) its ability to capitalize on the relative speed and convenience associated with having its hubs located in Canada which, unlike the United States, does not currently require a visa from residents of certain countries transiting through the country.

         For domestic, Canada-US transborder and international services, the Corporation will continue to leverage the strengths of its Aeroplan program.

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

         The new revenue model in North America is based on five simple fare types ranging from low one-way fares, substantially similar to those offered by low-cost carriers, to Executive Class fares. The new fares are based on a different combination of product attributes, including the ability to make changes to reservations, seat selection, meal service and Aeroplan mileage earning. The new model provides transparency by allowing customers to compare prices and travel options and select the most suitable fare. The Corporation believes that this establishes a clear link between price and value and will be a key driver in achieving customer loyalty.

         The new revenue model was introduced in Air Canada's and Jazz's domestic markets in May 2003. In February 2004, the new revenue model was expanded to all destinations in the continental United States served by Air Canada and Jazz in cooperation with United Airlines, one of Air Canada's Star Alliance(R) partners.

         For international markets, Air Canada has taken a similar approach to simplifying its fare offering and associating value-added attributes to each fare type. On January 4, 2006, Air Canada expanded its low, simplified fare structure for flights to and from London Heathrow and Manchester. This simplified fare structure was then expanded to include flights to and from Italy, Israel and France. Air Canada plans to convert more international destinations to its simplified fare structure in the near future.

         The Corporation believes that its increasing use of the Internet to improve its distribution network has facilitated market acceptance of its new revenue model. Air Canada currently operates or has in development websites to serve customers and travel agents in Canada, United States, the Caribbean region, the United Kingdom, France, Germany, Italy, Ireland, Scandinavia, the Netherlands, Switzerland, Australia and Hong Kong. Air Canada's Internet strategy will continue to focus on expanding distribution reach, creating compelling products and content suited to the web, and enabling its websites with functionality that will allow customers to service themselves at all relevant points in their shopping and travel experience.

         Another key step in the implementation of its new revenue model was the introduction starting in spring 2004 of a range of online pass products that offer significant savings for frequent travelers who commit to purchasing multiple flights in advance. This product also provides online convenience that underlines Air Canada's commitment to lead the way by giving customers the ability to plan their travel budgets upfront and enjoy price predictability throughout the life of their pass. Among the products are: the North America Pass, which allows travel within zones throughout North America, the Sun Pass for travel between Eastern Canada and Florida, Arizona or Nevada or between Western Canada and Arizona, Nevada or California; the Hawaii Pass for travel between Western Canada and the Hawaiian Islands, and the Oil Express Pass for travel between Ft. McMurray and Atlantic Canada, among others. In addition, in September of 2005, Air Canada expanded its line of multi-trip pass products to include the airline industry's first-ever subscription to unlimited flights. This "North America Unlimited Pass" provided pass holders the freedom to fly as often as they wished to more than 100 destinations served by Air Canada and Jazz in North America for a two-month period from October 1 to November 30, 2005.

New Corporate Structure to Maximize the Value of Subsidiaries

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

         (iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party business; and

         (iv)     maximize subsidiaries' value that was not fully recognized.

         ACE's subsidiaries are at varying stages of their corporate development, and maximizing value at these entities is a priority in the efforts of senior management. ACE's value enhancement strategy for its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes.

         From time to time, ACE reviews acquisition opportunities in respect of businesses or assets that may be complementary to its own. Where appropriate, to increase shareholder value, ACE may consider entering into other investment opportunities.

                                 BUSINESS OF ACE

         ACE's businesses are operated as four reportable segments which include: (i) transportation services; (ii) Aeroplan; (iii) Jazz; and (iv) ACTS LP. The table below sets forth the relative financial result of each business activity for the year ended December 31, 2005:


                                                              ACE SUCCESSOR COMPANY
                                                           YEAR ENDED DECEMBER 31, 2005
                                -----------------------------------------------------------------------------------
                                                                                        Inter-
(in millions)                   Transportation                                         Segment      Consolidated
                                 Services(1)    Aeroplan(2)  Jazz(3)     ACTS LP     Elimination        Total
                               --------------- ----------- ---------- ------------ -------------- ----------------
Operating Revenue
 Passenger Revenue...........    $8,269                -          -            -               -        $8,269
 Cargo Revenue...............       620                -          -            -               -           620
 Other Revenue(4)............       117              627          10         187              -            941
 Inter-segment Revenue.......       194               13       1,013         567         (1,787)             -
                                -----------------------------------------------------------------------------------
Total Revenue................     9,200              640       1,023         754         (1,787)         9,830
Operating Expenses...........     9,026              538         894         707         (1,787)         9,378
                                -----------------------------------------------------------------------------------
Operating Income.............    $  174             $102       $ 129        $ 47              -          $ 452

__________________

(1) Includes transportation revenues for services provided both on Air Canada and Jazz aircraft and costs for Air Canada operations and fees charged by Jazz under the capacity purchase agreement with Air Canada, as well as AC Cargo LP, ACGHS LP, Touram LP and ACE operations.
(2) ACE held an 85.6% ownership interest in Aeroplan as at December 31, 2005 and currently holds a 75.5% ownership interest in Aeroplan.
(3) Includes Jazz's operations under the capacity purchase agreement with Air Canada. ACE held a 100% ownership interest in Jazz as at December 31, 2005 and currently holds a 79.7% ownership interest in Jazz.
(4) Includes revenues and costs for Ground Handling Services, Touram LP, and Destina eCommerce Group LP.


                             TRANSPORTATION SERVICES

         Air Canada and Jazz are the Corporation's mainline and regional airline carrier, respectively. Passenger transportation is the principal business of the Corporation and, for the years ended December 31, 2004 and 2005, its passenger revenues were derived from domestic, transborder and international services in the proportions shown in the table below:

                                       Passenger Revenues    Passenger Revenues
                                       for the Period ended  for the Year ended
                                       December 31, 2004     December 31, 2005
                                       --------------------  ------------------
Domestic..............................            40%                  42%

Transborder...........................            20%                  19%

International.........................            40%                  39%
                                                -----                -----
Total.................................           100%                 100%
                                                =====                =====

         Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. According to OAG data in 2005, Air Canada ranked as the 14th largest carrier in the world, based on ASMs.

         Jazz, the Corporation's regional carrier, provides service to lower density markets and to higher density markets at off-peak times throughout Canada and to certain destinations in the United States, and forms an integral part of Air Canada's domestic and transborder market strategy. Jazz's regional network connects passengers and provides valuable traffic feed to Air Canada's mainline routes.

Domestic Services

         Air Canada and Jazz provide the largest network and most extensive product offering in Canada, with scheduled direct passenger service to 56 Canadian destinations in the first quarter of 2006. Based on OAG data, the Corporation estimates that in March 2006, it will provide approximately 61% of the Canadian airline industry's overall domestic scheduled capacity as measured by ASMs. The most important Canadian routes, in terms of operating revenues, are the transcontinental routes linking Toronto, Montreal and Ottawa with major Western Canadian cities, including Vancouver, Calgary, Edmonton and Winnipeg. Air Canada and Jazz operate several short-haul commuter routes, including Rapidair routes, linking Toronto, Montreal and Ottawa. The Corporation also offers frequent service linking major centres within Western Canada and operates numerous flights between Calgary and Vancouver and between Calgary and Edmonton. In addition to transcontinental and commuter routes, Air Canada and Jazz provide service between and within Central Canada, the Prairies and the Atlantic Provinces.

         Unaffiliated regional carriers, referred to as tier III carriers, replace Jazz in markets not sufficiently large to be served directly. In the first quarter of 2006, these airlines operate flights under Air Canada's designator code and provide service to an additional 10 domestic destinations under commercial agreements with the Corporation. The Corporation does not own equity interests in any of these carriers.

Transborder Services

         With the most non-stop destinations and flights to the United States, Air Canada and Jazz carry more passengers between Canada and the United States than any other airline. Based on OAG data, the Corporation estimates that in March 2006, it will provide approximately 42% of the overall transborder scheduled capacity as measured by ASMs. Air Canada and Jazz directly serve 42 U.S. destinations with an additional seven destinations served by tier III carriers, operating a total of approximately 390 daily flights in the first quarter of 2006. Air Canada's network reach is also increased by its extensive connections to, and Code-sharing flights with, United Airlines, one of its Star Alliance(R) partners.

International Services

         Air Canada is uniquely positioned as Canada's largest scheduled international airline. In the first quarter of 2006, Air Canada provided scheduled service directly to 51 destinations in Europe, the Middle East, Asia, Australia, the Caribbean/Central America and South America. Based on OAG data, the Corporation estimates that in March 2006, it will provide approximately 46% of the overall scheduled international capacity between Canada and Europe and Canada and Asia, as measured by ASMs.

         Air Canada has major trans-Atlantic operations to the United Kingdom, Germany and France. Air Canada currently operates nine daily flights to London Heathrow, four daily flights to Frankfurt, one daily flight to Munich and two daily flights to Paris.

         Air Canada also has significant operations to the Asia-Pacific market via its Vancouver and Toronto hubs. Air Canada operates daily non-stop flights to Japan (Vancouver and Toronto to Tokyo and Vancouver to Osaka), China (Vancouver and Toronto to Beijing and Shanghai), Hong Kong (out of Vancouver and Toronto) and Korea (Vancouver and Toronto to Seoul). The Corporation also operates daily flights (one-stop) to India (Toronto to Delhi). In addition to targeting business travelers, these services also capitalize on the high volume of passengers who visit friends and relatives in Asia and Canada. The Corporation believes that the Asia-Pacific market currently represents an area of growth for air travel.

         In addition, Air Canada has expanded its services to South America, Australia and Central America/Caribbean. Currently, Air Canada provides service directly to six destinations in South America, one in Australia, six in Central America/Mexico and 23 in the Caribbean.

Star Alliance(R)

         Air Canada is a founding member of the Star Alliance(R) network, the world's largest airline alliance group. Air Canada operates an extended global network in conjunction with its international partners.

         The Star Alliance(R) network has grown, since its inception in 1997, to include the following 16 airlines: Air Canada, United Airlines, Lufthansa, SAS, Thai Airways, VARIG, Air New Zealand, All Nippon Airways, Austrian Airlines, Singapore Airlines, bmi, Asiana Airlines, Spanair, LOT Polish Airlines, US Airways and TAP Portugal. Swiss International Airlines is expected to join on April 1, 2006 and South African Airways on April 10, 2006. The Star Alliance(R) network also includes three regional members: Blue 1 (Finland), Adria Airways and Croatia Airlines.

         Through its strategic and commercial arrangements with Star Alliance(R) members and several other airlines, Air Canada offers service to over 795 destinations in 139 countries, with reciprocal participation in frequent flyer programs and use of airport lounges. The Star Alliance(R) facilitates Code-sharing and passenger connections and transfers by providing a higher level of service between network connection points (which may include one stop check-in). The airlines have implemented initiatives, such as common utilization of facilities, and are focusing on capturing potential synergies in various areas. Air Canada now Code-shares with all Star Alliance(R) members, except US Airways, TAP Portugal and the three regional members. In August 2005, the Star Alliance(R) implemented an interline ticketing service which enables customers to travel across the entire Star Alliance(R) network using a single electronic ticket.

Fuel

         Aircraft fuel is a major expense to companies operating within the airline industry. Since fuel costs represent a significant portion of the Corporation's operating costs, substantial changes in fuel costs would materially affect operating results. Fuel prices continue to be susceptible to factors such as political unrest in various parts of the world, Organization of Petroleum Exporting Countries (OPEC) policy, the level of demand from emerging economies, such as China, the level of inventory carried by the industry, the level of fuel reserves maintained by governments, disruptions to production and refining facilities and the weather. These and other factors will affect the price of fuel, which in turn affects the Corporation's financial performance. Based on 2005 volumes, the Corporation estimates that a US$1 per barrel movement in the price of West Texas Intermediate crude oil would have resulted in an approximate C$31 million change in 2005 fuel expense for Air Canada (excluding any impact of fuel surcharges and fuel hedging), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant.

         In order to minimize the Corporation's exposure to the volatility of fuel prices, a systematic fuel risk management strategy was implemented in September 2005. The strategy involved using financial instruments to build up the Corporation's hedge position in increments of approximately 4% per month to a maximum of 50% of its anticipated fuel requirements for a 24-month period. In February 2006, the hedging strategy was revised to allow greater flexibility in terms of increasing or decreasing the scale, nature and timing of fuel hedging. The Corporation is no longer required to hedge a minimum percentage of its anticipated fuel consumption per month.

Competition

         The Canadian airline industry is characterized by a limited number of high density markets, which account for the majority of passenger traffic and revenue. Domestic low-cost carriers have achieved a material presence in all major domestic markets and they continue to expand. The Corporation has redefined its business strategy in order to compete effectively.

         Competition in the transborder market is primarily from the U.S. legacy carriers, which tend to operate flights between the United States and Canada via their hubs for connecting flights. U.S. legacy carriers with transborder operations include, without limitation, American Airlines, Delta Airlines, Continental Airlines, United Airlines and Northwest Airlines. Canadian low-cost carriers operate transborder services and are expanding their operations in the transborder market. WestJet currently provides transborder services to Orlando, Tampa, Fort Myers, Fort Lauderdale, Los Angeles, Palm Springs, Phoenix, Las Vegas, Honolulu and Maui. CanJet currently provides transborder services to New York and Orlando, Florida, year-round, and seasonally to other destinations in Florida including, St Petersburg, West Palm Beach, Fort Lauderdale and Sarasota.

         In the trans-Atlantic and trans-Pacific markets, Air Canada primarily competes with foreign legacy carriers and, to a lesser extent, with charter and low-cost carriers on higher density routes, primarily during peak travel seasons. U.S. legacy carriers also provide indirect competition by flying Canadian passengers through their hubs to international markets. However, management believes that the U.S.
government policy requiring a visa from residents of certain countries for transit through the United States has provided an advantage to Air Canada since there is currently no equivalent requirement that applies to transit through Canada.

Air Canada Fleet

         The Corporation has simplified its fleet structure to support its new business strategy. This fleet simplification includes the elimination of older, less efficient aircraft which are not economically viable in the new market environment and the increased utilization of new large regional jet aircraft which have lower trip costs. The new regional jet aircraft are key to the Corporation's strategy, which involves offering high flight frequency on key domestic and transborder routes, while maintaining competitive frequency on other domestic and transborder routes. The use of regional jet aircraft also allows the Corporation to better match capacity with demand, by reducing the average seating capacity per departure, and supports the more efficient use of the Corporation's network and hubs.

         In addition, a cornerstone of the Corporation's strategy going forward will be the growth of its international operations. In order to support the expansion of these operations, Air Canada concluded agreements with Boeing for the acquisition of new widebody aircraft. The Corporation is scheduled to take delivery of these Boeing widebody aircraft starting in 2007. The Boeing order consists of 18 firm Boeing 777 aircraft and 14 firm Boeing 787 aircraft.

         The Air Canada operating fleet at December 31, 2005 and the planned operating fleets for 2006 to 2008 are shown below:

                                                                                                Planned Operating
                              Number of         Planned          Planned          Planned       Aircraft based on
                              Operating        Operating        Operating        Operating      Future Committed
                           Aircraft as at   Aircraft as at    Aircraft as at    Aircraft as      Aircraft net of
                            December 31,     December 31,      December 31,     at December    Projected Aircraft
                                2005             2006              2007           31, 2008         Removals(5)
                           ---------------- ---------------- ----------------- --------------- -------------------
WIDEBODY AIRCRAFT
Airbus A340-300                 10               10                9                6                --
Airbus A340-500                  2                2                0                0                --
Airbus A330-300                  8                8                8                8                --
Boeing 767-300 ER               33               32                32               32               33
Boeing 767-200/200ER            12               11                9                9                --
Boeing 777/ 200LR                0                0                3                12               12
Boeing 777-200F(3)               0                0                0                0                 2
Boeing 777- 300ER(4)             0                0                5                5                 5
Boeing 787(3)                    0                0                0                0                14
                           ---------------- ---------------- ----------------- --------------- -------------------
TOTAL WIDEBODY AIRCRAFT         65               63                66               72               66

NARROWBODY AIRCRAFT
Airbus A321                     10               10                10               8                 7
Airbus A320                     51               48                42               42               41
Airbus A319                     48               45                43               43               45
CRJ-100 (1)                     10                0                0                0                --
ERJ-190                          3               20                44               45               45
ERJ-175                         14               15                15               15               15
                           ---------------- ---------------- ----------------- --------------- -------------------
TOTAL NARROWBODY AIRCRAFT      136              138               154              153              153
                           ---------------- ---------------- ----------------- --------------- -------------------
TOTAL (AIR CANADA)(2)          201              201               220              225              219

____________________

(1) 15 Bombardier CRJ-100 were transferred from Air Canada's fleet to Jazz's fleet in 2005 and the remaining Bombardier 10 CRJ-100 are expected to be transferred by July 2006.
(2) In addition to operating aircraft, as at December 31, 2005, Air Canada had 10 widebody aircraft and 18 narrowbody aircraft that were parked.
(3) The following aircraft are scheduled to be delivered after 2008: two Boeing B777-200F (2009) and 14 Boeing 787 (2010/2011).
(4) Air Canada has entered into a letter of intent with an aircraft lessor for one Boeing 777-300ER which is due to be delivered in 2007.
(5)  These aircraft changes are expected to be completed by 2011.


Boeing

         In November 2005, Air Canada concluded agreements with The Boeing Company ("Boeing") for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The agreements include firm orders for 18 Boeing 777 aircraft, plus purchase rights for an additional 18 aircraft, in a yet-to-be determined mix of the 777 family's newest models. Deliveries of the Boeing 777 aircraft are scheduled to commence in March 2007. Seven Boeing 777 aircraft are expected to be delivered in 2007, nine aircraft in 2008, and two aircraft in 2009. The agreements also include firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada's first Boeing 787 aircraft is scheduled for delivery in 2010. As a result of the new committed Boeing 777 and 787 aircraft, the Corporation expects to eventually remove from operations all 20 Airbus A330 and A340 aircraft as well as all 12 Boeing 767-200 aircraft.

Embraer

         In 2004, Air Canada signed a definitive purchase agreement with Empresa Brasileira de Aeronautica S.A. ("Embraer") covering firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models.

         Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. As of the date hereof, Air Canada had received six 93-seat ERJ 190 aircraft. Thirty-nine additional Embraer ERJ 190 aircraft under firm order are scheduled for delivery during the remainder of 2006 and 2007.


Description of Aircraft

Widebody Aircraft

         At December 31, 2005, Air Canada's operating widebody fleet comprised 65 aircraft, configured in two classes of service: Executive First or Executive Class, and Hospitality Service. The Airbus A340-300 is a four-engine 285-286-seat aircraft that serves Air Canada's trans-Pacific and trans-Atlantic routes. The Airbus A340-500 aircraft, with 267 seats, is a longer range aircraft than the A340-300 which currently serves Air Canada's Toronto-Hong Kong route on a non-stop basis. The Airbus A330-300 aircraft, with 274 seats, is a twin-engine variant of the Airbus A340-300 that Air Canada operates mainly on trans-Atlantic routes. The Boeing 767-300 ER is a long-range 203-222-seat aircraft used mainly on international routes. The Boeing 767-200 is a 207-seat aircraft used on domestic and international routes.

Narrowbody and Regional Jet Aircraft

         At December 31, 2005, Air Canada operated 136 narrowbody aircraft, including 109 Airbus narrowbody aircraft. These aircraft are configured in two classes of service: Executive Class and Hospitality Service (except for the 10 remaining Bombardier regional jets (see Jazz Fleet section), which are only configured in Hospitality Service). The Airbus A320 aircraft is a 140-seat, twin-engine aircraft. The twin-engine Airbus A319 offers 120 seats and is essentially a shortened version of the Airbus A320 aircraft, with the same engines, operating systems and flight deck. The twin-engine Airbus A321 is the largest narrowbody aircraft in the Airbus family, with 166 seats. The Embraer 190 and 175 aircraft are 93-seat and 73-seat aircraft with twin-engines. These large regional jets have lower trip operating costs than conventional narrowbody aircraft. All of these narrowbody aircraft types primarily serve Air Canada's domestic and transborder routes.


Trademarks

         The following are some of the key trademarks owned by the Corporation:
Air Canada Jetz(R), Air Canada JazzTM, JazzTM, Destina.ca(R), AcetekTM, Air Canada Vacations(R), Vacances Air Canada(R), EnRoute(R), Executive First(R), Executive Class(R), Expedair(R), AC ExpedairTM, AC PriorityTM, AC Air FreightTM, AC Lynx(R), Hospitality Service(R), Service Hospitalite(R), Rapidair(R), Maple LeafTM, Feuille d' ErableTM, AC WEBSAVERTM, Super EliteTM and Super EliteTM. Star Alliance(R) is a trademark of the Corporation and of other members of the Star Alliance(R) group.

Other Businesses

Cargo Services

         AC Cargo LP and Air Canada provide Cargo Services on domestic, transborder and international passenger flights and with dedicated all-cargo freighter aircraft. AC Cargo LP and Air Canada are Canada's largest providers of air cargo services as measured by cargo capacity. AC Cargo LP offers Cargo Services on domestic and transborder flights, utilizing the cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada offers Cargo Services on its international passenger flights and also uses chartered all freighter aircraft for Canada-Europe and Canada-Asia services. Cargo Services offered by AC Cargo LP and Air Canada include services for high priority shipments (AC Expedair and AC Priority) and air freight services (AC Air Freight) to Air Canada destinations worldwide and Jazz destinations in North America. Combined, AC Cargo LP and Air Canada provide direct Cargo Services to over 200 Canadian and international destinations and have sales representatives in over 50 countries.

         Air Canada's cargo terminal at Pearson International Airport is equipped with modern cargo handling technology to ensure efficient cargo handling to meet the needs of customers. Air Canada and AC Cargo LP together are one of the largest suppliers of air cargo services to Canada Post Corporation.

         Air Canada's freight management system, AC Lynx, offers the visibility and tools needed to track cargo on-line from initial booking to delivery. Air Canada, United Airlines and Northwest Airlines, in cooperation with Unisys, are the founding carriers of the new Cargo Portal Service introduced in 2003. Endorsed by key freight forwarders globally and their industry associations, this portal represents a one-stop-shop web tool for air cargo shipping requirements by offering a large number of services on a growing number of major air carriers.

Destina eCommerce Group LP

         Destina eCommerce Group LP owns the Destina.ca online travel site and provides the Internet technology platform that supports the on-line travel site. In addition, Destina eCommerce Group LP contributes to the development of Air Canada's on-line distribution strategy and forms an integral part of the airline's effort to grow its commercial websites worldwide. Destina eCommerce Group LP's mandate also includes managing and providing operational and technical support for all of Air Canada's commercial websites, providing travel industry partners with on-line tools for direct booking, and implementing and managing future corporate direct booking tools.

         A corporate reorganization involving Destina eCommerce Group LP is scheduled to occur on May 1, 2006. Pursuant to such corporate reorganization, it is currently contemplated that the assets of Destina eCommerce Group LP related to the hotel and car rental booking business previously conducted by it, as well as its shares in NetTel Assistance Inc. will be transferred to Destina eCommerce Group General Partner Inc. All other assets and all liabilities of Destina eCommerce Group LP will be assigned to and assumed by Air Canada.

Touram LP / Air Canada Vacations

         Touram LP conducts business under the trade names Air Canada Vacations. Air Canada Vacations is a major Canadian tour operator, offering a variety of leisure vacation package options which include air transportation supplied by Air Canada and its Star Alliance(R) partners, hotel accommodations, cruises, Aeroplan Miles and airport transfer/car rentals to popular destinations for Canadians in the Caribbean, Asia, Central and South America and the United States, including Las Vegas, Florida and Hawaii. Air Canada Vacations customers benefit from access to the Star Alliance(R) network as well as the Air Canada network.

         Netair, a national consolidator that sells surplus seat inventory aboard Air Canada exclusively to travel agents, is another division of Touram LP.

Ground Handling Services

         ACGHS LP (and its United States subsidiary, ACGHS US Inc.) and Air Canada provide Ground Handling Services to numerous airlines, including major foreign airlines at Canadian and international airports. These services include passenger check-in, gate management, baggage and cargo handling and processing, as well as aircraft ramp services.

                                    AEROPLAN

         ACE currently holds a 75.5% ownership interest in Aeroplan, Canada's premier loyalty program. Aeroplan provides its commercial partners with loyalty marketing services to attract and retain customers and stimulate demand for these partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including Amex Bank of Canada ("AMEX"), Bell Canada, Canadian Imperial Bank of Commerce ("CIBC"), Best Buy Canada Ltd., which operates the Future Shop stores in Canada ("Future Shop"), Imperial Oil (Esso), Star Alliance(R) member airlines and numerous hotel chains and car rental companies.

         Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan Miles to its extensive network of over 60 commercial partners, representing over 100 brands, in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's revenues. In 2005, over 62 billion Aeroplan Miles were accumulated by members representing an equivalent of approximately $40 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem such Aeroplan Miles for air travel and other attractive rewards. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired reward.

         The following charts illustrate the number of Aeroplan Miles issued and redeemed on an annual basis for the last ten years. The increase in 2001 reflects the integration of Canadian Airlines' frequent flyer program, Canadian Plus, with the Aeroplan Program. In addition, the charts include 103 billion of the Aeroplan Miles that were earned by members prior to January 1, 2002, for which the responsibility to provide air rewards rests with Air Canada.

--------------- ---------------------------------------- -----------------------------------------
     Year        Annual Number of Aeroplan Miles Issued  Annual Number of Aeroplan Miles Redeemed
                         (in billions of miles)                   (in billions of miles)
--------------- ---------------------------------------- -----------------------------------------
     1996                         23.5                                     11.8
--------------- ---------------------------------------- -----------------------------------------
     1997                         26.8                                     15.5
--------------- ---------------------------------------- -----------------------------------------
     1998                         27.9                                     19.4
--------------- ---------------------------------------- -----------------------------------------
     1999                         35.9                                     22.2
--------------- ---------------------------------------- -----------------------------------------
     2000                         39.3                                     26.3
--------------- ---------------------------------------- -----------------------------------------
     2001                         56.4                                     42.6
--------------- ---------------------------------------- -----------------------------------------
     2002                         54.7                                     41.4
--------------- ---------------------------------------- -----------------------------------------
     2003                         53.2                                     43.0
--------------- ---------------------------------------- -----------------------------------------
     2004                         58.2                                     45.6
--------------- ---------------------------------------- -----------------------------------------
     2005                         62.6                                     52.2
--------------- ---------------------------------------- -----------------------------------------
                          [tabular presentation of graphic displays]

Aeroplan's Business Model

         In general terms, Aeroplan's business is based on two major streams of activity: (i) the sale of Aeroplan Miles and marketing services to Aeroplan's commercial partners; and (ii) delivering rewards to Aeroplan's members.

Sale of Aeroplan Miles and Marketing Services to Partners

         Aeroplan derives its revenues from the sale of Aeroplan Miles and marketing services to its commercial partners. The marketing services consist primarily of advertising, promotion and data analysis. In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers.

         Members accumulate Aeroplan Miles through their purchase of products and services from an extensive network of over 60 commercial partners, representing over 100 brands, in the airline, car rental, consumer products and services, entertainment, financial services, hotel and telecommunication industries.

         The gross proceeds received by Aeroplan at the time of the sale of Aeroplan Miles to its partners, known as "gross billings", are deferred and recognized by Aeroplan as revenue upon the redemption of Aeroplan Miles for GAAP purposes, except for breakage as described below. Upon the redemption of Aeroplan Miles, Aeroplan purchases airline seats or other products or services in order to deliver the reward chosen by the member. At such time, Aeroplan incurs and recognizes an expense equal to the cost of the reward, and the deferred revenue related to the Aeroplan Miles being redeemed is recognized by Aeroplan as earned revenue from the sale of Aeroplan Miles for GAAP purposes. The other significant expenses incurred by Aeroplan include call centre expenses and selling and administrative expenses.

         Based upon past experience, management of Aeroplan anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "breakage" and is presently estimated by management of Aeroplan to be 17% of current Aeroplan Miles sold. This estimate is supported by two independent studies conducted in 2004 on behalf of Aeroplan. Prior to 2004, breakage was estimated to be 19% of the Aeroplan Miles sold. For those Aeroplan Miles that Aeroplan has estimated will never be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average time between the issuance and redemption of an Aeroplan Mile, referred to as the estimated life of an Aeroplan Mile, currently 30 months.

         Management of Aeroplan believes that the issuance and redemption of Aeroplan Miles are influenced by the nature and volume of commercial partners, the types of rewards offered, the general economic activity level and the activity level of competing loyalty marketing programs. These influences could affect redemption and breakage rates. As of December 31, 2005, Aeroplan had approximately $1.3 billion in deferred revenue that will be recognized for GAAP purposes in the future upon the redemption of outstanding unredeemed Aeroplan Miles.

         On an ongoing basis, the total estimated redemption cost for outstanding Aeroplan Miles is determined by Aeroplan as the product of (i) total outstanding number of unredeemed Aeroplan Miles on a specific measurement date net of estimated breakage, and (ii) the average unit cost per Aeroplan Mile redeemed in the period. Given that the future unit cost per Aeroplan Mile redeemed may fluctuate, the future redemption cost liability is periodically reevaluated using the average unit cost per Aeroplan Mile redeemed in the most recent period.

         Service fees are charged for the sale of marketing services to Aeroplan's partners and for the management of Air Canada's frequent flyer tier membership program. In addition, Aeroplan collects various fees that may be charged to members upon redemption of Aeroplan Miles, including booking, service and administrative fees.

Redemption Rewards

         Once members have accumulated a sufficient number of Aeroplan Miles, members are entitled to redeem their Aeroplan Miles from Aeroplan's reward portfolio. Initially, these rewards were restricted to air travel. Beginning in 2003, Aeroplan made a strategic shift to expand the reward portfolio in order to directly respond to all key areas of interest of the membership. By 2005, in addition to air travel on Air Canada, Jazz and the Star Alliance(R) carriers, the reward portfolio now includes worldwide car and hotel rewards, a broad selection of brand name merchandise, unique experiential rewards, electronics from Future
Shop, and gift cards from a network of over 20 well known national retailers such as Gap, The Body Shop, Holt Renfrew, Pier One, Blockbuster, Williams-Sonoma, Pottery Barn, Linens `n Things, Birks and The Running Room. Member response has been consistently positive to the increasing choice and value the new rewards offer, and demand for these rewards has increased significantly each year since 2003.

         Air travel remains the most popular reward among members, representing approximately 90% of all rewards claimed by Aeroplan members in 2005. Aeroplan has issued nearly ten million air travel rewards over the last ten years, and over 1.3 million in 2005 alone.

Commercial Partners

         Aeroplan attracts and retains commercial partners based on the value of its member base as a target market, the loyalty demonstrated by Aeroplan members with their sustained purchases of partners' products and services, and a portfolio of value-added marketing services.

         Today, Aeroplan has commercial relationships with over 60 leading companies, representing over 100 brands, which can be divided into three main categories:

         o  financial services partners;

         o  travel services partners; and

         o  consumer products and services partners.

         The charts below illustrate gross billings in 2004 and 2005 from the sale of Aeroplan Miles by category of partners.


    2004 GROSS BILLINGS BY KEY SEGMENTS                                2005 GROSS BILLINGS BY KEY SEGMENTS
            [Pie Graph Omitted]                                                [Pie Graph Omitted]


Consumer Products        Air Canada & Jazz                         Consumer Products         Air Canada & Jazz
   and Other                    27%                                   and Other                     27%
      2%                                                                 4%


Financial Services     Other Travel Services                       Financial Services      Other Travel Services
       63%                       8%                                       62%                        7%



Redemption Rewards

         Once members have accumulated a sufficient number of Aeroplan Miles, members are entitled to redeem their Aeroplan Miles from Aeroplan's reward portfolio, which includes air travel, car rentals, hotel stays, vacation packages, brand name merchandise, gift certificates, and unique experiential rewards.

Airline Seat Rewards

         Aeroplan has entered into long-term agreements for the purchase of airline seat capacity with Air Canada and many of the other Star Alliance(R) member airlines. Such agreements enable Aeroplan to offer its members access to an extensive and worldwide source of airline travel rewards. In 2005, approximately 90% of rewards claimed by Aeroplan members were air travel rewards.

         Prior to 2004, 10% of the seat capacity on AC Flights (as defined below) was allocated for Aeroplan rewards. Since April 2004, such allocation has been increased to a total of 15% of the capacity on flights operated by Air Canada and its affiliate, Jazz, and certain other air carriers under the "AC" code (collectively, the "AC Flights"), 8% of which is at a fixed low redemption cost and the balance of 7% is at a higher fixed redemption cost. The rates charged for such seat capacity are fixed through the end of 2007. Thereafter, any upwards or downwards adjustments to such rates must maintain aggregate discounts at least as favourable to Aeroplan as those set out in the current rates. The adjustments are also based on an identified set of parameters. Through recently completed arrangements with Air Canada to be implemented in 2006 or early 2007, Aeroplan will have access to unlimited seat capacity on AC Flights. Under the new arrangements, Aeroplan will continue to have access to 8% of the seat capacity at a fixed low redemption cost (subject to adjustments described above) and can purchase additional inventory based on published fares with a variable discount depending on the fare type. Any adjustments to this variable discount are based on an identified set of parameters. The CPSA (as defined below) also provides that Aeroplan will be charged the lowest fares charged to any other loyalty program and such fares will take into account Aeroplan's status as the largest consumer of Air Canada's seat inventory. These new arrangements will allow Aeroplan to provide its members with greater access to air travel rewards. To reflect the cost of the additional seats acquired, Aeroplan may adjust the number of Aeroplan Miles required to claim air travel rewards under the new arrangements.

         Aeroplan also provides its members with access to an extensive and world-wide source of airline travel rewards through contractual arrangements between Aeroplan and the Star Alliance(R) member airlines, at competitive rates to Aeroplan. During the year ended December 31, 2005, Aeroplan members booked over 750,000 seats on Star Alliance(R) member airlines.

Other Travel Rewards

         In October 2005, Aeroplan significantly expanded its portfolio of complementary travel rewards with the launch of a fully redesigned online redemption tool and the addition of seven new partner brands. Hotel rewards are now available worldwide from Delta Hotels, Sheraton Hotels & Resorts, Westin Hotels & Resorts, Four Points by Sheraton, W Hotels, St. Regis and The Luxury Collection. Rewards start at 9,000 Aeroplan Miles for a one-night hotel stay. Car rental rewards have been expanded to include Avis and Hertz locations around the world, and can be fully booked online at www.aeroplan.com using industry leading technology. Car rental rewards start at just 5,000 Aeroplan Miles for a one day rental. Also in 2005, and in conjunction with Air Canada Vacations, Aeroplan added various Disney resort packages to its wide variety of vacation packages available for reward redemption.

Indulgence Rewards

         In 2005, Aeroplan regrouped all of its non-travel reward offerings under the Indulgence Rewards banner. A new consolidated online reward catalogue features over 300 rewards that include the latest in electronics from Future Shop, a broad selection of brand name merchandise, unique experiential rewards, and gift cards from a network of over 20 well known national retailers such as Gap, The Body Shop, Holt Renfrew, Pier One, Blockbuster, Williams-Sonoma, Pottery Barn, Linens `n Things, Birks and The Running Room.

         This portfolio of rewards is the largest diversified group of rewards ever offered by Aeroplan and is one of the most extensive in the Canadian loyalty marketing sector. The portfolio is designed to directly respond to members' interests for reward opportunities, while ensuring broad affordability, with new rewards added every month. Rewards beyond air travel are available online only exclusively at www.aeroplan.com. Member response to the 2005 expansion of the reward portfolio and redesigned user experience has been consistently positive, with the demand for these rewards having significantly increased compared to the previous year.

Members

Membership

         Aeroplan has approximately five million active members, consisting of those members who have completed at least one transaction (either accumulating or redeeming an Aeroplan Mile) during the last three years.

Communications to Members

         Regular communication with individual members through newsletters, monthly statements and periodic special mailings is a cornerstone of the Aeroplan Program. Subsequent to the completion of a study in 2003 and 2004 on the effectiveness of its member communications, Aeroplan's portfolio of member communications and its list of strategic suppliers were revised to offer members more choice in channels, more flexible tools and increased potential for highly targeted and relevant messages.

         These changes to Aeroplan's communications strategies have resulted in significant cost and time savings. Nearly two million members now receive statements and other information from Aeroplan by electronic mail.

Operations

Member Segmentation and Data Analysis

         Aeroplan develops member segmentation models using its members' purchasing behaviour data. The current model identifies six categories of members based on key behavioural indicators including flying patterns, accumulation sources and rate, tenure in the Aeroplan Program and other factors. The information emerging from the model drives Aeroplan's communications with its members which have become more relevant and meaningful to members. Aeroplan's capacity to provide targeted communications presents a value-added marketing tool to its commercial partners at competitive rates to alternative mass media.

Member Servicing and Distribution

         Prior to 2002, Aeroplan rewards were exclusively distributed through call centres. Since then, other channels have been developed and distribution is now handled through a combination of call centres and Aeroplan's Internet site www.aeroplan.com. Aeroplan is introducing an automated speech platform which will improve self-service functionality. The introduction of the speech platform commenced in December 2005 and is expected to be fully implemented by the end of 2006. These channels provide Aeroplan with an effective distribution strategy that offers its members a variety of options when redeeming rewards.

Systems and Infrastructure

         Aeroplan's technology organization consists of skilled individuals with strong business knowledge. While project management, systems analysis, strategy and architecture functions are performed internally, Aeroplan relies on external technology partners to perform systems operations and applications development. All systems and infrastructure are designed to safeguard and protect Aeroplan's members' data from unauthorized access, use or disclosure.


Long-Term Strategic Relationship with Air Canada

         Aeroplan has a long-term strategic relationship with Air Canada, Canada's largest domestic and international full-service airline.

         Management believes that Aeroplan's strategic relationship with Air Canada results in several competitive advantages to Aeroplan, including:

         o    an affiliation with the strong Air Canada brand;

         o being Air Canada's exclusive loyalty marketing provider based in Canada;

         o attractive rates for seat capacity on the Air Canada and Jazz networks based on Aeroplan's status as Air Canada's largest customer; and

         o access to Air Canada's passengers for the purposes of acquiring new Aeroplan members.

         Aeroplan is a party to the following five major agreements with Air
Canada: (i) an Amended and Restated Commercial Participation and Services Agreement dated June 9, 2004, as amended, including by the agreements dated May 13, 2005 (the "CPSA"); (ii) a Database Agreement dated May 13, 2005, effective January 1, 2002; (iii) an Amended and Restated Master Services Agreement dated May 13, 2005, effective January 1, 2005; (iv) a General Services Agreement dated May 13, 2005, effective January 1, 2005; and (v) a Trademark License Agreement dated May 13, 2005. A full description of these agreements appears under the heading "The Aeroplan Business - Long-Term Strategic Relationship with Air Canada" in the 2006 Annual Information Form of Aeroplan Income Fund. The 2006 Annual Information Form of Aeroplan Income Fund is available on SEDAR at www.sedar.com.


Competition

         Aeroplan generally competes with other forms of marketing services, including advertising, promotions and other loyalty incentives, both traditional and on-line, for a portion of a client's total marketing budget. In addition, Aeroplan competes against proprietary loyalty programs developed by Aeroplan's existing and potential commercial partners. Aeroplan's principal competitors in Canada include the Air MilesTM program, frequent flyer programs operated by airlines and the loyalty programs operated by consumer products and services retailers, financial services institutions and gasoline retailers.

         For each of Aeroplan's marketing services, Aeroplan expects competition to intensify as more competitors enter its market. In addition, competitors of the Aeroplan Program may target its commercial partners and members as well as draw rewards from Aeroplan's redemption rewards suppliers. Aeroplan's ability to generate revenue from commercial partners will depend on its ability to differentiate itself through the products and services it offers and the attractiveness of its Aeroplan Program to consumers. The continued attractiveness of the Aeroplan Program will depend in large part on its ability to remain affiliated with commercial partners that are valuable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition will make it more difficult for Aeroplan to accomplish this. For Aeroplan's database marketing services, its ability to continue to capture detailed transaction data on consumers is critical in providing effective customer relationship management strategies for Aeroplan's commercial partners.


Logos and Trademarks

         Aeroplan(R), Aeroplan(R), Aeroplan Design(R), Aeroplan Design(R), AeroCorporate(R), AeroEntreprise(R), Aeroplan Plus(R), Aerogold(R) and Aero Or(R) are registered trademarks owned by Aeroplan in Canada. Aeroplan also owns additional trademarks in connection with its loyalty marketing business. Air Canada has granted Aeroplan LP a license to use the Air Canada(R) and Air Canada Roundel(R) trademarks around the world solely in association with the Aeroplan Program. Aeroplan Income Fund has been granted a license to use the Aeroplan(R), Aeroplan(R), Aeroplan Design(R) and Aeroplan Design(R) trademarks in Canada.

         Aeroplan's intangible assets are an important part of its business. Aeroplan benefits from the goodwill established for the Aeroplan brand name. Aeroplan protects its proprietary information, including its trademarks and database, through trademark laws, contractual provisions and confidentiality procedures. Employees, service providers and partners are contractually bound to protect Aeroplan's proprietary information in order to control access to and the distribution of any such information.

                                     JAZZ

         Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Under the CPA with Air Canada, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States.

         Jazz is the focal point of Air Canada's regional passenger strategy, providing Air Canada with approximately 96% of its regional airline capacity based on ASMs. Jazz and Air Canada have linked their regional and mainline networks in order to serve connecting passengers more efficiently and to provide valuable traffic feed to Air Canada's mainline routes. Jazz's operations also complement Air Canada's operations by allowing more frequent service in lower density markets than could be provided economically with conventional large jet aircraft.

         Jazz's business model was transformed upon the emergence of Air Canada and Jazz from the CCAA by virtue of the implementation of significant cost reductions, the introduction of new regional jet aircraft and the entering into of the Initial CPA which was in effect from September 30, 2004 to December 31, 2005. The Initial CPA was replaced with the CPA effective January 1, 2006 between Air Canada and Jazz.


Capacity Purchase Agreement with Air Canada

         Pursuant to the CPA, Air Canada purchases capacity from Jazz on Jazz's aircraft which are subject to the CPA (the "Covered Aircraft") in consideration for the payment of certain fees by Air Canada to Jazz. During the period from October 1, 2004 to December 31, 2005, Jazz derived substantially all of its revenues (99%) from the Initial CPA. Management expects this to continue under the CPA.

         All of the 121 aircraft in Jazz's operating fleet as of December 31, 2005 are Covered Aircraft under the CPA except for one Dash 8-100 aircraft being used for charter purposes. Of the 135 aircraft scheduled to make up Jazz's operating fleet by July 2006, 133 aircraft will be Covered Aircraft under the CPA and the remaining two aircraft (Dash 8s) are scheduled to be used for third party charter purposes. Pursuant to the CPA, Air Canada purchases capacity from Jazz representing substantially all of the capacity of the Covered Aircraft. In addition, the current 2006 - 2008 high level operating plan provided by Air Canada to Jazz for rate setting purposes only (the "2006 - 2008 High Level Operating Plan") provides for Air Canada to continue to purchase substantially all of the capacity of the Covered Aircraft for such period. The 2006 - 2008 High Level Operating Plan is subject to annual and seasonal (twice-a-year) revisions.

         Notwithstanding any revisions to the 2006 - 2008 High Level Operating Plan, Air Canada has agreed to pay Jazz for certain daily minimum levels of operating capacity based on aircraft type and calculated in terms of a minimum number of minutes elapsing from the time the chocks are removed from the wheels of an aircraft until the chocks are next again returned to the wheels of the aircraft, divided by 60 (the "Block Hours") for each Covered Aircraft other than aircraft being modified, undergoing schedule maintenance or being painted (the "Active Aircraft") until the expiry of the CPA in December 2015. The minimum average daily utilization guarantee for the 2006 calendar year represents approximately 86% of the estimated Block Hours currently scheduled to be flown by Jazz's Covered Aircraft during such period, as contemplated in the 2006 annual operating plan provided by Air Canada to Jazz for budget and planning purposes only (the "2006 Annual Operating Plan").

         Under the CPA, Jazz operates flights on behalf of Air Canada using the Covered Aircraft, and provides all crews (flight and cabin), aircraft maintenance and, in some cases, airport operations for such flights (the "Scheduled Flights"). Air Canada determines routes and controls scheduling, ticket prices, product distribution, seat inventories, marketing and advertising for these flights. Air Canada is entitled to all revenues (except bar and buy-on board sales) resulting from the Scheduled Flights and from cargo services carried on Scheduled Flights including, without limitation, ticket sales, baggage charges, passenger charges and employee pass travel service charges.

         In addition to being reimbursed for all pass-through costs, as defined in the CPA, Jazz is paid fees by Air Canada on a variety of different metrics based on an estimate of all costs and expenses to be incurred and paid by Jazz for the applicable period with respect to Scheduled Flights and other services to aircraft, other than Jazz's pass-through costs (the "Controllable Costs"), marked-up by a specified percentage. Such mark-up equates to a specified margin on Jazz's estimated Scheduled Flights Revenue (as defined in the CPA) for each calendar year in the applicable period. The fees payable by Air Canada to Jazz on a monthly basis are broken down into a number of categories. These payment categories fall into two broad groups: there are those that are variable depending on the Covered Aircraft utilization and those that remain unchanged regardless of how often or where or with what load factors the Covered Aircraft are utilized.

         The most important of the variable payments for establishing Jazz's revenue is the Block Hour payment paid by Air Canada for each Block Hour flown by Jazz's Covered Aircraft. This payment varies with the Block Hours flown. The other variable payments such as the cycle payment and, even more so, the passenger payment, are relatively small and calibrated to cover the specific costs associated with the activity (either a cycle or flying a passenger) to which they are linked. The other group of payments such as aircraft rent do not change regardless of the Covered Aircraft's utilization and are designed to meet Jazz's costs for these items plus a mark-up.


Scope Clause

         Scope clauses are an industry norm for network airlines operating in conjunction with regional carriers and are usually found in collective agreements of pilot union groups. Jazz, like many regional airlines, is restricted by scope provisions in the collective agreement between Air Canada and the Air Canada Pilots Association ("ACPA"). Prior to the CCAA restructuring, Jazz's operations were limited by scope provisions restricting Jazz's operations to 39 55-seat regional jet aircraft including ten grandfathered BAe-146 aircraft, which have since been retired. The scope provisions in place at the time also required that growth beyond the 39 55-seat regional jet aircraft could only take place with growth in the Air Canada fleet.

         As a result of the CCAA process, a unique arrangement was reached between Air Canada, Jazz, ACPA and the Air Line Pilots Association ("ALPA"). The agreement, known as the Small Jets Settlement Agreement, modifies the existing scope clauses, provides a process to allocate the current orders of regional jets between Air Canada and Jazz, determines the types and number of jets that can be flown by Jazz and provides mechanisms for resolving disputes over future regional jet additions to either fleet. There are no limits to the number of turboprop aircraft that Jazz may operate.

         The Small Jets Settlement Agreement provides that:

         (i) Jazz may maintain a fleet of 50 CRJ-100s/200s and 15 CRJ-705s made up as follows: (i) ten CRJ-100s, 15 CRJ-200s and 15 CRJ-705s, and (ii) 25 CRJ-100s originally operated by Air Canada, of which 15 have already been transferred to Jazz as of December 31, 2005, with the remaining ten expected to be transferred by July 2006.

         (ii) If either Air Canada or Jazz seeks to increase the fleet beyond what is outlined above, they must notify ACPA and ALPA in writing of the proposed increase and then meet with ACPA and ALPA to discuss and, if possible, agree on the increase and any terms in connection therewith. Where no agreement is reached, the matter is referred to an arbitrator or a mediator who will then make a decision, taking into account the business case put forward by the respective parties and the impact of the matter at hand on the respective pilots groups.

         (iii) Jazz may not operate the CRJ-705 aircraft if configured in excess of 75 seats, inclusive of all classes.

         (iv) As was previously the case, Air Canada must ensure that a minimum of ASMs is flown by Air Canada compared to the ASMs flown by Jazz.

         Air Canada is scheduled to transfer to Jazz 25 CRJ-100s originally operated by Air Canada, of which 15 have already been transferred to Jazz as of December 31, 2005, and the remaining ten by July 2006. ACPA has filed a grievance under its collective agreement with Air Canada challenging the timing of the transfer of such 25 CRJ-100s from Air Canada to Jazz prior to the inclusion of the Embraer ERJ-190 aircraft into the Air Canada fleet which commenced in December 2005. Air Canada has informed ACPA that it believes that this matter should be resolved through binding arbitration under the Small Jets Settlement Agreement. Although the outcome of the arbitration or the grievance resolution procedure cannot be determined with certainty, based on previous arbitrations relating to the deployment of aircraft at Jazz, Management of Jazz expects that the current schedule for the transfer of the 25 CRJ-100s should not be affected.

Competition

         As Canada's only nationwide regional airline and as the only regional carrier in Canada operating regional jets, Jazz enjoys a unique position in the Canadian regional airline market. All other carriers in the Canadian regional airline market are smaller operators of turboprop aircraft, most of which operate aircraft in the 19 to 50 seats range. These carriers are primarily stand-alone operations, operating in niche markets. Few other regional airlines in Canada operate under capacity purchase agreements, and those who do have relationships with Air Canada for turboprop aircraft with less than 19 seats. All of these carriers are privately held or family-run companies. None of these carriers approach the size and scope of operation of Jazz as their fleets range from one to 12 aircraft. Low-cost carriers, including WestJet and Canjet, also compete with Air Canada on certain routes in Canada operated by Jazz.

         On transborder markets, Air Canada and Jazz compete against a variety of United States network airlines and their regional carriers, most of whom operate under capacity purchase agreements with various major United States network airlines. These carriers operate under their capacity purchase agreement partner brands such as United Express, America West Express, US Airways Express, Continental Express, Northwest Airlink, Delta Connection, American Eagle and Horizon Airlines.


Jazz Fleet

         The Jazz operating fleet at December 31, 2005 and the planned operating fleets for 2006 to 2008 are shown below:

                       Number of Operating         Planned Operating          Planned Operating         Planned Operating
                     Aircraft as at December    Aircraft as at December    Aircraft as at December   Aircraft as at December
                            31, 2005(4)                31, 2006                   31, 2007                   31, 2008
                    --------------------------------------------------------------------------------------------------------
CRJ-100/200(1)(2)(3)            42                        58                         58                         58
CRJ 705                         15                        15                         15                         15
Dash-8-300                      26                        26                         26                         26
Dash-8-100                      38                        36                         36                         36
                    --------------------------------------------------------------------------------------------------------
Total                          121                       135                        135                        135
                    --------------------------------------------------------------------------------------------------------

_________________

(1) Excludes four aircraft which were delivered by December 31, 2005, but are not yet in active service and thus not shown as operating aircraft.
(2) 15 Bombardier CRJ-100 aircraft were transferred from Air Canada's fleet to Jazz's fleet in 2005 and the remaining 10 Bombardier CRJ-100 aircraft are expected to be transferred by July 2006.
(3) During 2005, Air Canada leased an additional eight CRJ-200 aircraft from an aircraft lessor. These aircraft were delivered to Jazz starting in 2005 and as of the date hereof, Jazz has received all eight aircraft.
(4) As of March 1, 2006, Jazz had 129 operating aircraft and two aircraft which had been delivered to Jazz but were not yet in active service.


Bombardier

         In 2004, Air Canada signed a definitive purchase agreement with Bombardier Inc. ("Bombardier") for the acquisition of regional jet aircraft. The agreement with Bombardier covered firm orders for 15 Bombardier CRJ705 and 15 Bombardier CRJ200 aircraft, all of which were delivered to the Corporation between late 2004 and January 2006. The agreement with Bombardier contains orders for 15 additional Bombardier CRJ200 aircraft which can be cancelled without penalty. The agreement also contains options for an additional 45 aircraft.


Description of Aircraft

Regional Jet and Turboprop Aircraft

         At December 31, 2005, Jazz operated 57 regional jet aircraft and Air Canada operated 10 regional jet aircraft. The 50-seat Bombardier CRJ-100/200 is a twin engine regional jet aircraft designed to provide superior performance and operating efficiencies for the regional airline industry. The 50-seat Bombardier CRJ-100/200 is used primarily to serve lower density markets on routes of less than 1,000 miles, and to serve larger markets at "off peak" times. These aircraft are also used in selected "point-to-point" markets, transborder markets, and to develop selected domestic markets. The 75-seat Bombardier CRJ-705 feature leather seats and are configured into 10 Executive Class seats and 65 Hospitality Class seats. The CRJ-705 is an economical aircraft due to its operational efficiencies and lower trip costs.

         As at December 31, 2005, Jazz operated 64 Bombardier Dash-8 aircraft. The Dash 8-100 is a twin engine turboprop medium range aircraft with seating capacity of 37 passengers. The 50-seat Bombardier Dash 8-300 has advanced turboprop characteristics that approach those of a jet aircraft. Turboprop aircraft continue to serve certain segments of the Canadian domestic market more efficiently than regional or larger jet aircraft. On short-haul routes with lower traffic volumes, turboprops often present the most economical and efficient way to serve these markets. Compared with larger jet aircraft, the turboprop is more profitable to operate on shorter routes with low levels of passenger demand due to its generally lower break-even passenger load factor.


Trademarks

         Air Canada has granted Jazz a license to use the Air Canada JazzTM, JazzTM, Air Canada(R), Air Canada Design(R), Air Canada and Design(R) and other trademarks in Canada and the United States in association with the provision of scheduled airline services in regions of Canada and across the Canada -- United States border. Jazz also owns additional trademarks in connection with its regional airline business.


                                      ACTS

         ACTS LP is a full service MRO organization that competes on a global basis. ACTS LP offers the following MRO services in its portfolio:

         1.  Airframe services;

         2.  Engine and auxiliary power unit (APU) services;

         3.  Component services; and

         4. Specialized services, including aircraft painting, cabin conversions and modifications, engineering, fleet management, non-destructive testing, regulatory compliance and airworthiness, supply chain management, technical training, technical records management, and technical publications.

         The major maintenance facilities for ACTS LP are located in Montreal, Vancouver, Winnipeg and Toronto.

         ACTS LP provides MRO services for Air Canada and other airline customers worldwide. ACTS LP has currently over 100 customers, including Air Canada, Department of National Defence, Delta Air Lines, JetBlue Airways, Jazz, US Airways, Air Norterra, Air Transat, Chromalloy Gas Turbine, USA 3000, Skyservice Airlines, ABX Air, Hartford Aviation, Mexicana, Lufthansa CityLine, Snecma Services, Pratt & Whitney, British West Indies Airways (BWIA), Air France, KLM, United Airlines, and Comair.

         In addition, ACTS LP secured a new market niche of aircraft lessors, including GECAS (GE Capital Aviation Services), ILFC (International Lease Finance Corporation), and RBS (Royal Bank of Scotland).

         ACTS LP has a highly skilled and experienced workforce. During CCAA, the restructuring process allowed ACTS LP to implement important labour costs reductions resulting from higher productivity, a rationalized workforce, and lower average salaries. ACTS LP has the ability to significantly increase its business volume with its current infrastructure and facilities. The Corporation's strategy is to continue to leverage ACTS LP's unused capacity by developing relationships with third party customers, especially American carriers that have recently started to outsource their maintenance work.

         Increasingly, many airlines and leasing companies prefer to deal with a single MRO provider that has the expertise necessary to manage all of their MRO work, including airframe overhauls, component and engine repairs, and specialized services. ACTS LP is positioning itself to pursue a greater market share by profitably providing value-added full-service integrated maintenance solutions that offer continuous cost improvement to its airline customers.

         During its first full year of operations in 2005, ACTS LP continued to focus on increasing its customer base and developing into a stand-alone MRO. During this period of growth, financial results were impacted due to greater than expected operational challenges relating to significant production capacity growth at ACTS's Montreal and Vancouver airframe maintenance centers. These operational challenges required the integration of additional staff and new customer processes.

         ACTS LP's strategy going forward is centered on the following pillars:

(i) Operational excellence: Implement systems and processes to provide agility and flexibility to meet customer demands.

(ii) Profitability: ACTS LP is continuing to develop its profitable business model to reduce costs and generate cash while focusing on its operations, turnaround times, productivity, processes, and systems.

(iii) Growth: Establish a greater global presence through possible partnerships, joint ventures, or acquisitions.

(iv) Customer Experience: Become a "virtual extension of the customers" by delivering products and services that consistently exceed expectations and ensure satisfaction and loyalty.

(v) Safety, Quality and Reliability: Continuously strive to improve safety, quality and reliability in the workplace.

                                    EMPLOYEES

         In 2003 and 2004, the Corporation concluded long-term collective agreements with all union groups which expire in 2009. These collective agreements provide for a process to revise wage levels in 2006 by negotiation or, failing negotiation, by mediation or arbitration without resort to strike or lock-out.

         With respect to non-unionized employees, workforce reductions occurred in some areas in 2005 and 2006. Further non-unionized reductions have been announced and are planned to occur in 2006.

         In the fourth quarter of 2005, the Corporation had an average of 33,090 full-time equivalent ("FTE") employees compared to an average of 31,991 FTE employees in the fourth quarter of 2004. This reflects a 3% increase from the fourth quarter of 2004, as shown in the table below:


                                                Union             Fourth          Fourth                     %
                                                               Quarter 2005    Quarter 2004    Change     Change
                                         ---------------------------------------------------------------------------

Transportation Services
Management & Administrative Support                                3,565           3,523         42           1
Pilots                                   ACPA                      2,541           2,563       (22)         (1)
Flight Attendants                        CUPE                      6,010           5,837        173           3
Customer sales & Service Agents          CAW / IBT                 3,927           3,942       (15)         (0)
Technical Services, Ramp & Cargo         IAMAW                     6,924           6,775        149           2
UK Unionized employees                   AMICUS / TGWU               682             749       (67)         (9)
Other unionized                                                      528             494         34           7
                                                              ------------------------------------------
Transportation Services total (1)                                 24,177          23,883        294           1

Aeroplan                                                           1,057           1,185      (128)        (11)

Jazz(2)                                                            3,801           3,363        438          13

ACTS LP                                                            4,055           3,560        495          14

                                                              ------------------------------------------
Total                                                             33,090          31,991      1,099           3
                                                              -------------------------------------------------------

_______________________

(1) Transportation Services includes the following FTEs: Air Canada 15,414; AC Cargo LP 1,223; ACGHS LP 7,038; Air Canada Vacations 441; Other 61.
(2)  Includes unionized and non-unionized employees.


                                  RISK FACTORS

         A discussion of risks affecting the Corporation and its business appears under the heading "Risk Factors" in the 2005 Management's Discussion and Analysis of ACE which is incorporated by reference herein. The 2005 Management's Discussion and Analysis is available on SEDAR at www.sedar.com.

                              MARKET FOR SECURITIES

         The Variable Voting Shares and the Voting Shares are traded on the Toronto Stock Exchange under the trading symbols "ACE.RV" and "ACE.B", respectively. On May 8, 2006, the trading symbol for the Variable Voting Shares is expected to change from ACE.RV to ACE.A. The following table sets forth the price range and trading volume of the Variable Voting Shares and the Voting Shares as reported by the Toronto Stock Exchange for the months of January to, and including, December 2005:


                             Variable Voting Shares                                   Voting Shares
                ------------------------------------------------     --------------------------------------------------
                                        Average                                                  Average
                                         Daily          Total                                     Daily        Total
                                        Trading        Monthly                                   Trading      Monthly
    2005         High        Low         Volume        Volume          High         Low          Volume       Volume
    ----         ----        ---         ------        ------          ----         ---          ------       ------
January.........$36.41      $32.10       710,057     14,201,149       $36.50       $32.10         90,607    1,812,130
February........$35.50      $32.10       249,484      4,989,675       $35.52       $32.25        103,437    2,068,734
March...........$38.50      $31.25     1,189,653     26,172,368       $38.83       $31.25        219,651    4,832,331
April...........$38.78      $33.90       758,670     15,932,076       $38.77       $34.00        139,252    2,924,291
May.............$40.00      $33.00     1,097,700     23,051,710       $39.90       $33.00        126,400    2,654,406
June............$43.03      $37.90     1,270,907     27,959,964       $43.00       $37.85        198,734    4,372,149
July............$41.25      $37.76       603,348     12,066,958       $41.22       $37.80        161,186    3,223,717
August..........$40.25      $35.70       627,562     13,806,369       $40.29       $35.66        109,538    2,409,838
September.......$40.15      $34.02       918,105     19,280,204       $40.10       $34.00        235,536    4,946,250
October.........$35.70      $30.25       675,806     13,516,113       $35.65       $30.29        141,324    2,826,476
November........$39.96      $30.81     1,200,059     26,401,298       $40.01       $30.85        601,866   13,241,041
December........$39.50      $36.60       413,394      8,267,874       $39.51       $36.45        137,286    2,745,721


         The Notes are traded on the Toronto Stock Exchange under the trading symbol "ACE.NT.A". The following table sets forth the price range and trading volume of the Notes as reported by the Toronto Stock Exchange for the months of March to, and including, December 2005:

                                                                    Notes
                          --------------------------------------------------------------------------------------

                                                                   Average Daily Trading             Total
       2005(1)                 High                 Low                   Volume                  Monthly Volume
----------------------    ------------         --------------      ---------------------          --------------
March...............         $101.35               $100.65                252,810                   252,810

April...............         $101.00               $96.70                  24,102                   506,150

May.................         $101.00               $93.50                   8,292                   174,122

June................         $105.40               $98.47                  16,701                   367,430

July................         $103.25               $99.00                   5,279                   105,570

August..............         $101.00               $98.00                  10,797                   237,530

September...........         $101.75               $95.50                  13,008                   273,170

October.............          $96.10               $90.99                   3,213                    64,250

November............         $100.75               $93.00                   9,895                   217,700

December............         $100.00               $96.67                   7,391                   147,810

____________________

(1) The Notes began trading on the Toronto Stock Exchange on March 31, 2005.

                                 DIVIDEND RECORD

         The Corporation has not paid dividends on its Voting Shares, Variable Voting Shares or Preferred Shares for the year ended December 31, 2005.


                        DESCRIPTION OF CAPITAL STRUCTURE

         The share capital of ACE is composed of an unlimited number of Variable Voting Shares and Voting Shares and of 12,500,000 Preferred Shares. In addition, ACE has issued debt securities in the form of Notes. The following summary describes the rights, privileges, restrictions and conditions that are attached to the Variable Voting Shares, Voting Shares and Preferred Shares, and includes a description of the Notes and the ratings ascribed to them. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the ACE Articles of Arrangement.


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

Optional Conversion

         The Preferred Shares shall be convertible at the option of the holders thereof at any time into Variable Voting Shares, if held by a non Canadian, or into Voting Shares, if held by a Canadian, at a conversion rate equal to the Fully Accreted Value per Preferred Share (as of the conversion date) divided by the Conversion Price. For the purposes of the terms of the Preferred Shares, "Conversion Price" is initially equal to 135% of the initial per share value attributed to the Variable Voting Shares and Voting Shares on September 30, 2004, being $20.00. The Conversion Price was adjusted automatically downward on the first anniversary of the date of issuance of the Preferred Shares to 130% of the subscription price, subject to (i) adjustment as described in "Mandatory Redemption/Conversion" below and (ii) customary public company anti-dilution protection for stock splits, stock dividends, subdivisions, combinations and similar transactions. There shall be no special adjustment for below market or below Conversion Price issuances.

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

Notes

4.25% Convertible Senior Notes

         ACE has an amount of $330 million long-term debt securities (the "Notes") issued and outstanding. The Notes are senior unsecured obligations of ACE and rank equally in right of payment to all other senior unsecured indebtedness of ACE and senior in right of payment to any subordinated indebtedness of ACE. The Notes are subordinated to all existing and future secured indebtedness of ACE. In addition, the Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the subsidiaries of ACE.

         Each Note is convertible at the option of the holder into Voting Shares (if the Notes are owned and controlled by a Canadian) or into Variable Voting Shares (if the Notes are not owned and controlled by a Canadian) at an initial conversion price of C$48.00 per Share, being an initial ratio of approximately
20.8333 Shares per $1,000 principal amount of Notes, subject to adjustment in certain events in accordance with the indenture governing the Notes. On March 22, 2006, ACE announced that, following the special distribution of 0.18 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share, the conversion ratio in effect immediately prior to the opening of business on March 22, 2006 is 22.2838
Shares for each $1,000 principal amount of Notes. Holders converting their Notes will not receive any payment upon conversion representing accrued but unpaid interest on such Notes. Subject to the satisfaction of certain conditions, ACE may, in lieu of delivering Voting Shares or Variable Voting Shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and Voting Shares or Variable Voting Shares.

Ratings

         Ratings generally address the ability of a company to repay principal and interest or dividends on securities. The Notes are rated by Dominion Bond Rating Service Limited ("DBRS").

         This section describes the credit ratings that ACE has received for its Notes. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.

         These ratings are not recommendations to purchase, hold or sell the Notes, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

         The table below shows the range of credit ratings that DBRS assigns to long-term debt instruments.

  Agency          Highest Quality of Securities     Lowest Quality of Securities
                            Rated                              Rated
--------------------------------------------------------------------------------
   DBRS                      AAA                                 D
--------------------------------------------------------------------------------


         The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

         ACE has received the following credit rating for the Notes it has issued.

            Agency                              Long-Term Debt Credit Rating
--------------------------------------------------------------------------------
             DBRS                                         B (high)
--------------------------------------------------------------------------------


         The DBRS B (high) rating on long-term debt ranks 14th among the 26 long-term debt credit ratings given by DBRS. According to DBRS, a company with a long-term debt rated B is considered highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

                               ESCROWED SECURITIES

         As of December 31, 2005, the Monitor appointed by the Court in connection with the restructuring of Air Canada and certain of its subsidiaries held 27,927 Variable Voting Shares in escrow, which amounted to 0.04% of the total outstanding Variable Voting Shares as at December 31, 2005. These Variable Voting Shares were released from escrow and distributed in accordance with the terms of the Plan. As of the date hereof, the Monitor appointed by the Court in connection with the restructuring of Air Canada and certain of its subsidiaries does not hold any Variable Voting Shares or Voting Shares in escrow.

                             DIRECTORS AND OFFICERS


Directors

         The name, municipality of residence and principal occupation of each of the directors are, as of the date hereof, as set forth below. Such individuals have served as directors of ACE since the dates and hold the number of shares of ACE set forth opposite their respective names.


 Name and Municipality            Principal Occupation                         Director Since          Shares Held
 of Residence
 -----------------------------    ------------------------------------------   ------------------      --------------

 Bernard Attali(4)(6)             Country Advisor /                            September 30, 2004         5,000(2)
 Paris, France                    Texas Pacific Group France

 Robert E. Brown(4)(5)            President and Chief Executive Officer        September 30, 2004         10,000(1)
 Montreal, Quebec                 CAE Inc.

 Carlton D. Donaway(4)(6)         Senior Advisor - Operations                  December 15, 2004             Nil
 Redmond, Washington              Cerberus Capital Management, L.P.

 Michael M. Green(4)(6)           Managing Director and President-Operations   September 30, 2004            Nil
 Radnor, Pennsylvania             Cerberus Capital Management, L.P.

 W. Brett Ingersoll(3)(5)         Managing Director                            September 30, 2004            Nil
 New York, New York               Cerberus Capital Management, L.P.

 Pierre Marc Johnson(4)(5)        Senior Counsel                               September 30, 2004         5,000(1)
 Montreal, Quebec                 Heenan Blaikie LLP

 Richard H. McCoy(4)(5)(6)        Corporate Director                           August 3, 2005             4,000(1)
 Toronto, Ontario

 John T. McLennan(3)(6)           Corporate Director                           September 30, 2004         10,000(1)
 Mahone Bay, Nova Scotia

 Robert A. Milton                 Chairman, President and Chief Executive      June 29, 2004              24,336(1)
 Westmount, Quebec                Officer, ACE

 David I. Richardson(3)(5)        Corporate Director                           September 30, 2004         10,000(1)
 Grafton, Ontario

 Marvin Yontef (4)                Senior Partner                               June 29, 2004              5,000(1)
 Toronto, Ontario                 Stikeman Elliott LLP

________________

(1) Voting Shares.
(2) Variable Voting Shares.
(3) Member of the Audit, Finance and Risk Committee.
(4) Member of the Governance and Corporate Matters Committee.
(5) Member of the Human Resources and Compensation Committee.
(6) Member of the Nominating Committee.

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


Officers

         The name, municipality of residence and position held with ACE of each of the officers are as set forth below:

Name and Municipality of Residence             Position Held
----------------------------------             -------------
Robert A. Milton .................     Chairman, President and Chief Executive
Westmount, Quebec                      Officer, ACE, Chairman, Air Canada,
                                       Chairman, Aeroplan, and Chairman, Jazz

Brian Dunne ......................     Executive Vice President and Chief
Westmount, Quebec                      Financial Officer

Greg Cote ........................     Senior Vice President, Corporate Finance
Toronto, Ontario                       and Strategy

Duncan Dee .......................     Senior Vice President, Corporate Affairs
Ottawa, Ontario                        and Chief Administrative Officer

Sydney John Isaacs ...............     Senior Vice President, Corporate
Westmount, Quebec                      Development and Chief Legal Officer

Jack McLean ......................     Controller
Winnipeg, Manitoba

Carolyn M. Hadrovic...............     Corporate Secretary
Beaconsfield, Quebec

         Unless otherwise indicated below, each of the officers has held a position with Air Canada similar to that listed above for more than five years. Brian Dunne was a partner at Arthur Andersen prior to taking up the position of Chief Financial Officer of Aer Lingus in October 2001. Mr. Dunne joined ACE in September 2005. Greg Cote was a partner at Ernst & Young since 1997 prior to joining ACE in September 2005. Duncan Dee was appointed Executive Assistant to the President & Chief Executive Officer, Air Canada in May 2000, Vice President, Corporate Affairs, Air Canada in November 2002, Senior Vice President, Corporate Affairs, Air Canada in April 2004 and Senior Vice President, Corporate Affairs & Chief Administrative Officer, ACE in December 2004. Sydney John Isaacs joined Air Canada in 2000, initially in a business development capacity, and subsequently became Senior Director, Mergers & Acquisitions, and then Senior Director, Restructuring before being appointed Senior Vice President, Corporate Development and Chief Legal Officer of ACE in November 2004. Jack McLean was General Manager, Finance, Air Canada since 1999 before being appointed Controller of ACE in November 2004. Carolyn Hadrovic was Deputy Secretary of ACE before being appointed Corporate Secretary in December 2005 and previously, Senior Counsel, Regulatory and International Law, with Air Canada.

         The name, municipality of residence and position held with Air Canada, Aeroplan, Jazz, ACTS LP and other subsidiaries of ACE of each of the following officers are set forth below:

Name and Municipality of Residence         Position Held with Air Canada
----------------------------------         -----------------------------

Montie R. Brewer...................        President and Chief Executive
Hudson, Quebec                             Officer, Air Canada

Joshua Koshy......................         Executive Vice President and
Richmond Hill, Ontario                     Chief Financial Officer, Air Canada

Rob Reid..........................         Executive Vice President and
Oakville, Ontario                          Chief Operating Officer, Air Canada

Sean Menke........................         Executive Vice President and Chief
Baie d'Urfe, Quebec                        Commercial Officer, Air Canada

Lise Fournel .....................         Chief Information Officer, Air
Lachine, Quebec                            Canada and President and Chief
                                           Executive Officer, Destina.ca

Name and Municipality of Residence         Position Held with Aeroplan
----------------------------------         ---------------------------

Rupert J. Duchesne................         President and Chief Executive
Montreal, Quebec                           Officer, Aeroplan

Rob Peterson......................         Executive Vice President, Finance
Beaconsfield, Quebec                       and Chief Financial Officer,
                                           Aeroplan

Name and Municipality of Residence         Position Held with Jazz
----------------------------------         -----------------------

Joseph D. Randell.................         President and Chief Executive
Waverly, Nova Scotia                       Officer, Jazz

Allan Rowe........................         Senior Vice President and Chief
Halifax, Nova Scotia                       Financial Officer, Jazz

Name and Municipality of Residence         Position Held with ACTS LP
----------------------------------         --------------------------
Chahram Bolouri...................         President and Chief Executive
Beaconsfield, Quebec                       Officer, ACTS LP

Pat Iaconi........................         Vice President and Chief Financial
Montreal, Quebec                           Officer, ACTS LP

Name and Municipality of Residence         Position Held with other Subsidiaries
----------------------------------         -------------------------------------
Claude Morin......................         President and Chief Executive
Montreal, Quebec                           Officer, AC Cargo LP

Chantal Baril ....................         President and Chief Executive
Pointe-Claire, Quebec                      Officer, ACGHS LP

Benjamin M. Smith.................         Acting President and Chief Executive
Toronto, Ontario                           Officer, Air Canada Vacations Vice
                                           President, Planning, Air Canada

         As at March 21, 2006, the directors and officers mentioned above as a group owned, directly or indirectly, or had control or direction over 71,593 Voting Shares representing approximately 0.29% of the outstanding Voting Shares and 5,000 Variable Voting Shares representing approximately 0.006% of the outstanding Variable Voting Shares. As at March 21, 2006, the directors and officers mentioned above as a group owned, directly or indirectly, or had control or direction over 85,700 units of Aeroplan Income Fund representing approximately 0.18% of the outstanding units of Aeroplan Income Fund. As at March 21, 2006, the directors and officers mentioned above as a group owned, directly or indirectly, or had control or direction over 101,000 units of Jazz Air Income Fund representing approximately 0.4% of the outstanding units of Jazz Air Income Fund.

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

         (iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when it filed for protection under the CCAA on October 15, 2002;

         (v) Rupert S. Duchesne was President and Chief Executive Officer, Aeroplan when Air Canada filed for protection under the CCAA on April 1, 2003;

         (vi) Michael M. Green was a director of Anchor Glass Container Corporation when it filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in August 2005; and

         (vii) Montie R. Brewer was Senior Vice President, Planning for United Airlines until March 31, 2002. UAL Corp., the parent company of United Airlines, filed for protection under Chapter 11 of the US Bankruptcy Code on December 9, 2002.


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

                                 AUDIT COMMITTEE

Audit Committee Charter

         The charter of the Audit, Finance and Risk Committee ("Audit Committee") is attached as Appendix A to this Annual Information Form.

Composition of Audit Committee

         The Audit Committee of ACE consists of David I. Richardson (chairman),
W. Brett Ingersoll and John T. McLennan. Each member of the Audit Committee is independent and financially literate as defined under Multilateral Instrument 52-110 - Audit Committees.

Relevant Education and Experience of Audit Committee Members

         In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

         (i) David I. Richardson is a corporate director. Mr. Richardson is a director and Chairman of the audit committee of Husky Injection Molding Systems Ltd. Mr. Richardson is also a director of Air Canada, Jazz Air Holding GP Inc. and a trustee of Aeroplan Income Fund. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor Clarkson, Gordon & Co. in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce Degree from the University of Toronto, is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

         (ii) W. Brett Ingersoll is the Managing Director of Cerberus Capital Management, L.P. (private equity investment firm), a senior member of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of Aeroplan Holding GP Inc. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various public and private companies including Coram Health Care, IAP Worldwide Services, Inc., AerCap B.V., Talecris Bio Therapeutics Inc. and Endura Care, LLC. Mr. Ingersoll holds a BA in economics from Brigham Young University and a MBA from Harvard University.

         (iii) John T. McLennan is a corporate director. Mr. McLennan is a director of Hummingbird Ltd., Amdocs Ltd., Emera, Manitoba Telephone Systems (Vice-Chairman) and Medisys Health Services. Mr. McLennan is a director of Jazz Air Holding GP Inc. and also a trustee of Aeroplan Income Fund Mr. McLennan was recently Vice-Chairman and Chief Executive Officer of Allstream. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. He was also the founding President of Jenmark Consulting Inc., President and Chief Executive Officer of Bell Canada, President of Bell Ontario as well as Chairman, President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan has served as President and Chief Executive Officer of Cantel Wireless and Executive Vice President of Mitel Communications Inc. Mr. McLennan holds a BSc and a MSc in Industrial Management from Clarkson University.

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

Auditors' Fees

         PricewaterhouseCoopers LLP has served as the Corporation's auditing firm since April 26, 1990. Fees payable for the years ended December 31, 2005 and December 31, 2004 to PricewaterhouseCoopers LLP and its affiliates are $4,425,064 and $4,137,228, respectively. Fees payable to PricewaterhouseCoopers LLP and its affiliates in 2005 and 2004 are detailed below.

                             Year ended December 31,    Year ended December 31,
                                      2005                      2004

Audit fees                           $4,161,299                $3,356,851

Audit-related fees                     $242,015                  $321,269

Tax fees                                $21,750                  $459,108

All other fees                              Nil                       Nil
                             -----------------------    -----------------------
                                      $4,425,064                $4,137,228

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


                        INTEREST OF MANAGEMENT AND OTHERS
                            IN MATERIAL TRANSACTIONS

         On September 30, 2004, as part of Air Canada's restructuring process, the Cerberus Affiliate invested $250 million in ACE in consideration for the issuance of 12,500,000 Preferred Shares of ACE. The Cerberus Affiliate is an affiliate of Cerberus Capital Management, L.P. Michael M. Green, Carlton D. Donaway and W. Brett Ingersoll, all directors of ACE, are respectively President-Operations, Senior Advisor-Operations and Managing Director of Cerberus Capital Management, L.P.


                          TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and registrar for the Variable Voting Shares and Voting Shares of ACE is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

                                LEGAL PROCEEDINGS

         A description of certain legal proceedings to which ACE is a party appears under the heading "Contingencies, Guarantees and Indemnities" in Note 18 to the consolidated audited annual financial statements of ACE for the year ended December 31, 2005. ACE's audited annual financial statements for the year ended December 31, 2005 are available on SEDAR at www.sedar.com.


                               MATERIAL CONTRACTS

         The contracts that are material to the Corporation and that were entered into within the year ended December 31, 2005 or before such year but which are still in effect are the following:

         (i) Standby Purchase Agreement between Deutsche Bank Securities Inc. and Air Canada dated as of October 29, 2003, as amended and restated by the amended and restated standby purchase agreement, dated as of April 29, 2004;

         (ii) Investment Agreement between Cerberus ACE Investment, LLC and Air Canada dated June 23, 2004; and

         (iii) The Aircraft General Terms Agreement AGTA-ACN and related agreements between The Boeing Company and Air Canada, a wholly-owned subsidiary of ACE, dated November 4, 2005.

         Please refer to the section titled "Three-year Summary: Evolution of Business" for the particulars of such contracts.


                                     EXPERTS

         The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditor's report dated February 9, 2006 in respect of the consolidated statements of financial position of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2005 and for the period from June 29, 2004 to December 31, 2004. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Ordre des comptables agrees du Quebec.


                             ADDITIONAL INFORMATION

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the ACE's securities and securities authorized for issuance under equity compensation plans will be contained in ACE's management proxy circular for its 2006 annual meeting of shareholders. Additional financial information is provided in ACE's financial statements and management's discussion and analysis for the year ended December 31, 2005. The above information and additional information relating to ACE are available on SEDAR at www.sedar.com.

         The following documents can be obtained by sending your request to the Corporate Secretary of ACE, at 5100 de Maisonneuve Boulevard West, Montreal, Quebec, H4A 3T2 :

         (i) this Annual Information Form, together with any document incorporated herein by reference;

         (ii) the 2005 Management's Discussion & Analysis / 2005 Financial Statements and Notes of ACE and any interim financial statements filed after the audited financial statements for ACE's most recently completed financial year;

         (iii) the Corporation's management proxy circular for the 2005 annual and special shareholder meeting filed with the Securities Commissions on September 30, 2005; and

         (iv) any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus pursuant to which securities of ACE are in the course of a distribution.

         Except when securities of ACE are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, ACE may require the payment of a reasonable charge from persons, other than security holders of ACE, requesting copies of these documents.

                                  APPENDIX A -
                    CHARTER AUDIT, FINANCE AND RISK COMMITTEE

                                (the "Committee")

                        OF THE BOARD OF DIRECTORS OF ACE

                               (the "Corporation")


1.       Structure, Procedure, Qualifications
         ------------------------------------

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

2.       Objectives
         ----------

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

         (iv) To facilitate in-depth and candid discussions between the Audit Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

3.       Duties
         ------

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

         (ii) and implement from time to time a process in connection with non-audit services performed by the external auditor.

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

OTHER

(a)      Air Canada Pension Plans

         In relation to the Air Canada pension plans, the Audit Committee shall:

         (i) On the recommendation of the Chief Financial Officer, approve the investment structure for the plans, any applicable Statement of Investment Policies and Objectives ("SIP&O"), Statement of Investment Principles and Beliefs ("SIP&B") and other investment policies for the plans;

         (ii) With the assistance of the Chief Financial Officer, periodically review for appropriateness of the pension funds mission, funding policy, SIP&O, SIP&B, other investment policies and investment structure, and monitor overall pension funds operation, in particular plans funded status, compliance of funding practices with funding policy, compliance of investments with the SIP&O and as applicable, the compliance of SIP&O with the investment principles and beliefs as set out in the SIP&B;

         (iii) With the assistance of the Chief Financial Officer, periodically review and monitor the total and asset class return for the defined benefit pension plans, and the investment matters relating to the defined contribution plans;

         (iv) Recommend to the Board for its approval the mission for the pension funds, the funding policy, the level of annual contributions, the appointment of the external auditor and the custodians of the assets of the pension plans;

         (v)      Approve the actuary and consultant recommended by management;

         (vi) On the recommendation of management, accept the actuarial assumptions and actuarial valuation reports for the pension plans; and

         (vii) Approve the annual audited financial statements and the pension accounting for the pension plans.

(b)      Public Disclosure

         (i) Review and approve the Corporation's Public Disclosure Policy and any changes related thereto and ensure consistency with current developments and best practices;

         (i) Where practicable, management will review with the Audit Committee or the Chairman of the Audit Committee draft news releases to be disseminated to the public related to earnings warnings or financial results forecasting by the Corporation which are expected by management to be material in relation to the market price of any of the Corporation's securities.

(c)      Risk Identification and Management

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

(d)      Contingent Liabilities

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

(e)      Corporate Authorizations Policies

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

(f)      Performance to Budget

         (i)      Review actual financial performance compared to budget;

(g)      Meetings

         (i) The Audit Committee shall meet at least quarterly at the call of the Chairman of the Audit Committee, any other member of the Audit Committee or the external auditors.

         (ii) An "in-camera" session of the members of the Committee shall be held as part of each meeting of the Committee.

(h)      Responsibilities

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

                                                                Document No. 2

PRICEWATERHOUSECOOPERS
-------------------------------------------------------------------------------
                                           |  PricewaterhouseCoopers LLP
                                           |  Chartered Accountants
                                           |  1250 Rene-Levesque Boulevard West
                                           |  Suite 2800
                                           |  Montreal, Quebec
                                           |  Canada H3B 2G4
                                           |  Telephone +1 514 205 5000
                                           |  Facsimile +1 514 876 1502




AUDITORS' REPORT


To the Shareholders of ACE Aviation Holdings Inc.


We have audited the consolidated statements of financial position of ACE Aviation Holdings Inc. (the "Corporation") as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2005 and the period from June 29, 2004, date of incorporation, to December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and the changes in its cash flows for the year ended December 31, 2005 and the period from June 29, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP


Chartered Accountants
February 9, 2006




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PRICEWATERHOUSECOOPERS




Comments by Auditors on Canadian/United States Reporting Differences


In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 2 and 23 to the financial statements. In addition, the auditors' report would emphasize in a separate paragraph certain matters regarding the financial statements such as those described in Notes 2 and 20 to the consolidated financial statements. Accordingly, it should be noted that the Ontario Superior Court of Justice confirmed the consolidated plan of reorganization, compromise and arrangement (the "Plan") of Air Canada and certain of its subsidiaries (the "Applicants" and "Predecessor") on August 23, 2004. Confirmation of the Plan resulted in a settlement of all claims against the Applicants that arose before April 1, 2003 and substantially altered the rights and interests of equity security holders of Air Canada as provided for in the Plan. The Plan was substantially consummated on September 30, 2004 and the Predecessor emerged from creditor protection. In connection with the Predecessor's emergence from creditor protection, creditors and shareholders received shares of ACE Aviation Holdings Inc., a newly-formed holding company. As a result, consolidated financial statements of ACE Aviation Holdings Inc. reflect a fresh start basis of accounting as of September 30, 2004 as described in Note 20 to the consolidated financial statements. Our report to the shareholders dated February 9, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or events in the auditors' report when these are adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP


Chartered Accountants
February 9, 2006

PRICEWATERHOUSECOOPERS
-------------------------------------------------------------------------------
                                           |  PricewaterhouseCoopers LLP
                                           |  Chartered Accountants
                                           |  1250 Rene-Levesque Boulevard West
                                           |  Suite 2800
                                           |  Montreal, Quebec
                                           |  Canada H3B 2G4
                                           |  Telephone +1 514 205 5000
                                           |  Facsimile +1 514 876 1502




AUDITORS' REPORT


To the Shareholder of Air Canada


We have audited the consolidated statements of operations and retained earnings and cash flows of Air Canada (the "Predecessor") for the nine-month period ended September 30, 2004. These consolidated financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Predecessor's operations and the changes in its cash flows for the nine-month period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP



Chartered Accountants
February 9, 2006



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.


ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings
-------------------------------------------------------------------------------------------------------------------------------
(in millions except per share figures - Canadian dollars)                                             |
                                                                                                      |
                                                                                                      | Predecessor Company
                                                              Successor Company - ACE (Note 2)        | - Air Canada (note 2)
                                                              ----------------------------------------|------------------------
                                                                 Year Ended           Period Ended    |   Nine Months Ended
                                                              December 31, 2005    December 31, 2004  | September 30, 2004
                                                                                                      |
                                                             -----------------------------------------|------------------------
Operating revenues                                                                                    |
   Passenger                                                         $     8,269          $     1,681 |        $    5,628
   Cargo                                                                     620                  151 |               405
   Other                                                                     941                  230 |               805
                                                             -----------------------------------------|------------------------
                                                                           9,830                2,062 |             6,838
                                                              ----------------------------------------|------------------------
Operating expenses                                                                                    |
   Salaries, wages and benefits                                            2,520                  596 |             1,989
   Aircraft fuel                                                           2,198                  432 |             1,174
   Aircraft rent (note 2 dd)                                                 417                  111 |               521
   Airport and navigation fees                                               924                  198 |               616
   Aircraft maintenance, materials and supplies                              367                   78 |               265
   Communications and information technology                                 303                   66 |               236
   Food, beverages and supplies                                              334                   76 |               264
   Depreciation, amortization and obsolescence (note 2 dd)                   482                   85 |               312
   Commissions                                                               253                   65 |               240
   Other                                                                   1,580                  358 |             1,101
                                                             -----------------------------------------|------------------------
                                                                           9,378                2,065 |             6,718
                                                             -----------------------------------------|------------------------
                                                                                                      |
Operating income (loss) before reorganization                                                         |
   and restructuring items                                                   452                  (3) |               120
                                                                                                      |
   Reorganization and restructuring items (note 21)                            -                   -  |              (871)
                                                                                                      |
Non-operating income (expense)                                                                        |
   Dilution gain (note 13)                                                   190                    - |                 -
   Interest income                                                            66                   11 |                 6
   Interest expense                                                         (315)                 (60)|              (169)
   Interest capitalized                                                       14                    2 |                 -
   Loss on sale of and provisions on assets                                  (28)                   - |               (75)
   Other                                                                     (12)                   - |                (8)
                                                             -----------------------------------------|------------------------
                                                                            (85)                  (47)|              (246)
                                                             -----------------------------------------|------------------------
                                                                                                      |
Income (loss) before the following items                                     367                  (50)|              (997)
                                                                                                      |
Non-controlling interest (note 2)                                            (24)                   - |                 -
                                                                                                      |
Foreign exchange gain                                                         46                   78 |               104
                                                                                                      |
Provision for income taxes (note 8)                                         (131)                 (13)|                (2)
                                                             -----------------------------------------|------------------------
Income (loss) for the period                                         $       258          $        15 |        $     (895)
                                                             =========================================|========================
                                                                                                      |
Plan of arrangement and fresh start reporting (note 20)                        -                    - |             6,042
                                                                                                      |
Retained earnings (deficit), beginning of period                                                      |
as originally reported                                                        15                    - |            (5,147)
                                                                                                      |
Adjustment related to a change in accounting                                                          |
policy (note 2 dd)                                                           142                    - |                 -
                                                             -----------------------------------------|------------------------
                                                                                                      |
Retained earnings (deficit), beginning of period as restated                 157                    - |            (5,147)
                                                             -----------------------------------------|------------------------
                                                                                                      |
                                                                                                      |
Retained earnings, end of period                                     $       415          $        15 |        $        -
                                                             =========================================|========================
                                                                                                      |
Earnings (loss) per share (note 14)                                                                   |
   - Basic                                                           $      2.63          $      0.17 |        $    (7.45)
                                                             =========================================|========================
   - Diluted                                                         $      2.46          $      0.17 |        $    (7.45)
                                                             =========================================|========================

The accompanying notes are an integral part of the consolidated financial statements.


ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position
-------------------------------------------------------------------------------------------------------------------------

(in millions of Canadian dollars)
                                                                                      December 31          December 31
                                                                                          2005                2004
                                                                                 ----------------------------------------

ASSETS

Current
   Cash and cash equivalents (note 13)                                            $             1,565      $       1,481
   Short-term investments (note 2 r)                                                              616                151
                                                                                 ----------------------------------------

                                                                                                2,181              1,632
   Restricted cash                                                                                 86                118
   Accounts receivable                                                                            637                547
   Spare parts, materials and supplies                                                            325                237
   Prepaid expenses and other current assets                                                      125                161
                                                                                 ----------------------------------------
                                                                                                3,354              2,695

Property and equipment (note 3)                                                                 5,494              3,684

Deferred charges (note 4)                                                                         145                167

Intangible assets (note 5)                                                                      2,462              2,703

Investments and other assets (note 6)                                                             392                137
                                                                                 ----------------------------------------

                                                                                  $            11,847      $       9,386
                                                                                 ========================================

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                       $             1,355      $       1,197
   Advance ticket sales                                                                           711                579
   Aeroplan deferred revenues                                                                     680                622
   Current portion of long-term debt and capital lease obligations (note 7)                       265                218
                                                                                 ----------------------------------------
                                                                                                3,011              2,616

  Long-term debt and capital lease obligations (note 7)                                         3,543              2,328

  Convertible preferred shares (note 12)                                                          148                132

  Future income taxes (note 8)                                                                    221                243

  Pension and other benefit liabilities (note 9)                                                2,154              2,344

  Non-controlling interest                                                                        203                  -

  Other long-term liabilities (note 10)                                                         1,399              1,520
                                                                                 ----------------------------------------
                                                                                               10,679              9,183
                                                                                 ----------------------------------------
Commitments (note 16) Contingencies and Guarantees (note 18)

SHAREHOLDERS'  EQUITY

Share capital and other equity (note 12)                                                         747                 187

Contributed surplus                                                                                6                   1

Retained earnings                                                                                 415                 15
                                                                                 ----------------------------------------
                                                                                                1,168                203
                                                                                 ----------------------------------------
                                                                                  $            11,847      $       9,386
                                                                                 ========================================

The accompanying notes are an integral part of the consolidated financial statements.


   On behalf of the Board of
   Directors:



   /s/ Robert A. Milton                                                          /s/ David I. Richardson
   Robert A. Milton                                                              David I. Richardson
   Chairman, President and Chief Executive Officer                               Chairman of the Audit, Finance and
                                                                                 Risk Committee


ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
----------------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)


                                                                                                         |
                                                                                                         | Predecessor Company
                                                                   Successor Company - ACE (note 2)      | - Air Canada (note 2)
                                                                 ----------------------------------------|-----------------------
                                                                    Year Ended           Period Ended    |   Nine Months Ended
Cash flows from (used for)                                       December 31, 2005    December 31, 2004  | September 30, 2004
                                                                 ----------------------------------------|-----------------------
                                                                                                         |
                                                                                                         |
Operating                                                                                                |
   Income (loss) for the period                                       $      258        $       15       |  $       (895)
                                                                                                         |
   Adjustments to reconcile to net cash provided by operations                                           |
         Reorganization and restructuring items (note 21)                      -                 -       |           786
         Depreciation, amortization and obsolescence                         482                85       |           312
         Loss on sale of and provisions on assets                             28                 -       |            75
         Dilution gain (note 13)                                            (190)                -       |             -
         Foreign exchange                                                    (83)              (98)      |          (104)
         Future income taxes                                                 116                11       |            (5)
         Employee future benefit funding (more than) less                                                |
            than expense                                                     (74)              (52)      |           126
         Decrease (increase) in accounts receivable                          (43)              269       |          (191)
         Decrease (increase) in spare parts, materials and supplies          (92)              (30)      |             -
         Increase (decrease) in accounts payable and                                                     |
            accrued liabilities                                               45              (256)      |            34
         Increase (decrease) in advance ticket sales, net                                                |
            of restricted cash                                               132               (77)      |           196
         Aircraft lease payments (in excess of) less than                                                |
            rent expense                                                      33               (14)      |           (31)
                                                                                                         |
   Other                                                                      63                35       |            57
                                                             --------------------------------------------|-----------------------
   Cash flows from (used for) operating activities before                                                |
      under noted items                                                      675              (112)      |           360
   Settlement of lease obligations (note 19)                                   -              (290)      |             -
   Rebate on lease settlement                                                  -                33       |             -
   Payment of restructuring obligation (note 19)                               -               (45)      |             -
   Fees conditional on emergence                                               -               (12)      |             -
                                                             --------------------------------------------|-----------------------
                                                                             675              (426)      |           360
                                                             --------------------------------------------|-----------------------
Financing                                                                                                |
   Issue of share capital (note 12)                                          452                 1       |             -
   Issue of convertible notes (note 7)                                       319                 -       |             -
   Issue of subsidiary units (note 13)                                       232                 -       |             -
   Aircraft related borrowings (note 7)                                      404                 -       |           233
   Credit facility borrowings (note 7)                                       300                 -       |            80
   Reduction of long-term debt and capital lease obligations                (894)              (67)      |          (358)
   Preferred shares issued to Cerberus for cash                                -               238       |             -
   Shares issued for cash under Rights Offering                                -               852       |             -
   GE DIP financing                                                            -              (300)      |            300
   Drawdown of Exit Financing                                                  -               527       |             -
   Distributions paid to non-controlling interest                             (8)                -       |             -
   Other                                                                      (4)                -       |            (2)
                                                             --------------------------------------------|-----------------------
                                                                             801             1,251       |           253
                                                             --------------------------------------------|-----------------------
Investing                                                                                                |
   Short-term investments                                                   (465)             (151)      |           186
   Sale of subsidiary units (note 13)                                         35                 -       |             -
   Additions to capital assets                                              (882)             (129)      |          (328)
   Proceeds from sale of assets                                               42                 -       |             2
   Cash collaterization of letters of credit                                 (35)              (21)      |             -
   Investment in US Airways (note 6)                                         (87)                -       |             -
                                                             --------------------------------------------|-----------------------
                                                                          (1,392)             (301)      |          (140)
                                                             --------------------------------------------|-----------------------
                                                                                                         |
Increase in cash and cash equivalents                                         84               524       |           473
                                                                                                         |
Cash and cash equivalents, beginning of period                             1,481                 -       |           484
                                                                                                         |
Cash and cash equivalents transferred                                                                    |
  to the Successor Company                                                     -               957       |          (957)
                                                             --------------------------------------------|-----------------------
                                                                                                         |
Cash and cash equivalents, end of period                          $        1,565       $     1,481       |  $          -
                                                             ============================================|=======================


Cash and cash equivalents exclude short-term investments of $616 as at December 31, 2005 ($151 as at December 31, 2004)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(currencies in millions - Canadian dollars)


1.   Nature of Operations

ACE Aviation Holdings Inc. ("ACE") incorporated on June 29, 2004, is the parent holding company of various transportation and other service companies and partnerships.

Reference to "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

The Corporation's businesses on a consolidated basis are operated through four reporting segments which include:

Transportation Services

Transportation services includes the Corporation's principal passenger and cargo transportation services operated by Air Canada and related ancillary services.

These services are provided through the Corporation's 100% ownership interest in Air Canada, AC Cargo Limited Partnership ("Air Canada Cargo"), ACGHS Limited Partnership ("ACGHS"), and Touram Limited Partnership ("Air Canada Vacations"). Effective September 30, 2004, the Transportation Services segment is responsible for sales of transportation services provided by Jazz Air LP ("Jazz" or "Jazz LP") operated aircraft. The Transportation Services segment includes the transportation revenues related to Jazz operated aircraft and rental income from aircraft leased to Jazz by subsidiaries of Air Canada and the costs related to fees paid to Jazz, as provided for under a capacity purchase agreement.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the US transborder market as well as Canada-International markets. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance network. Air Canada is a founding member of the Star Alliance network which is the world's largest airline alliance group.

Air Canada and Air Canada Cargo provide air cargo services on domestic, transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and uses the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada offers cargo services on its international flights.

ACGHS provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include "above and below the wing" passenger and baggage handling services and ancillary services such as de-icing, ground support, and equipment maintenance.

Air Canada Vacations is a major Canadian tour operator providing vacation packages which include air transportation supplied by Air Canada, hotel accommodations, car rentals and cruises.

Aeroplan Limited Partnership

The Corporation holds an 85.6% ownership in Aeroplan Limited Partnership ("Aeroplan" or "Aeroplan LP"). Aeroplan is a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Accumulated mileage may be redeemed for travel rewards or for goods and services from non-airline partners.

Jazz Air LP

The Corporation holds a 100% ownership in Jazz as at December 31, 2005 (see note 24 Subsequent Event). Jazz is responsible for regional operations and provides service throughout Canada and to certain destinations in the United States under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004. Under the capacity purchase agreement, Jazz focuses on flight operations and customer service and Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations. Under this agreement, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement. These inter-company transactions are eliminated in the consolidated financial statements.

ACTS Limited Partnership

The Corporation holds a 100% ownership in ACTS Limited Partnership ("ACTS" or "ACTS LP"). ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.

Financial information on ACE operating segments is outlined in note 15, Segment Information.

Other

In addition to the above segments, ACE holds a 6% investment in US Airways Group Inc. (see note 6).

Reorganization of Air Canada

On September 30, 2004, Air Canada, and certain subsidiaries, emerged from creditor protection under the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA") as explained in notes 19 to 22.

2.   Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements are expressed in millions of Canadian dollars and are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies of ACE are consistent with those of Air Canada and its subsidiaries prior to September 30, 2004 ("Predecessor Company"), with the exception of the fair value adjustments applied under fresh start reporting and certain accounting policies as outlined below.

a)  Basis of Presentation

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company's results are not directly comparable with those of the Corporation. See note 20 for information related to fresh start reporting.

The consolidated statement of financial position as of December 31, 2005 and December 31, 2004 represents the accounts of the Corporation. The consolidated statement of operations for the year ended December 31, 2005, and the period from incorporation of ACE to December 31, 2004 reflects the operations of the Corporation; the nine months ended September 30, 2004 reflect the results of operations of the Predecessor Company. The consolidated statement of cash flow for the year ended December 31, 2005, and the period from incorporation of ACE to December 31, 2004 reflects the cash flows of the Corporation. The nine months ended September 30, 2004 reflect the cash flows of the Predecessor Company.

For the nine months ended September 30, 2004, while Air Canada and certain of its subsidiaries operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items.

For the nine months ended September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants. This information is presented in note 22.

b)  Basis of Valuation

With the application of fresh start reporting on September 30, 2004 by the Corporation, all assets and liabilities, except for future income taxes, were reported at fair values as further described in note 20. Goodwill is not recorded under GAAP applicable to fresh start reporting. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

c)  Principles of Consolidation

These consolidated financial statements include the accounts of the Predecessor Company and its subsidiaries and the Corporation and its subsidiaries with provision for non-controlling interests. For the periods beginning January 1, 2005, the consolidated financial statements of the Corporation include the accounts of entities for which the Corporation is the primary beneficiary. All intercompany balances and transactions are eliminated.

d)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

e)  Air Transportation Revenues

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. As described further under Aeroplan Loyalty Program, beginning September 30, 2004, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles ("Miles") to customers, including Miles sold to loyalty program partners are recorded as passenger revenues when the transportation is provided. Redemptions for non-passenger services are included in other revenues.

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

f)  Capacity Purchase Agreements

The Corporation has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Under these agreements, the Corporation is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the earned revenues in passenger revenue. For the year ended December 31, 2005, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $70 in the Corporation. During the three months ended December 31, 2004, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $16 in the Corporation and $46 in the Predecessor Company for the nine months ended September 30, 2004. Operating expenses are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

g)  Aeroplan Loyalty Program

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Corporation changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in Passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. These revenues amounted to $173 for the nine months ended September 30, 2004.

Based on historical experience and current program policies the Corporation estimates the percentage of Miles that may never be redeemed, defined as breakage. Breakage is estimated by the Corporation based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used is 17% since September 2004 and 19% prior to September 2004. The cumulative adjustment resulting from this change in estimate was recognized in 2004 as a reduction in revenue amounting to $18, including $9 related to prior periods and $9 related to 2004. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to Other revenues; and for subsequent periods, the revised estimate is used. The amount allocated to breakage is recognized in Other revenues on a straight line basis over a period of 30 months, which is the estimated average life of a Mile.

The current portion of Aeroplan loyalty program deferred revenues of $680 ($622 at December 31, 2004) is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

h)  Non-Transportation Revenues

Non-transportation revenue includes certain loyalty program revenues, as described above, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Revenues relating to airframe maintenance services are recognized as the services are performed. Revenues and costs relating to engine and component maintenance services are deferred and only recognized once the work has been completed.

Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

i)   Employee Future Benefits

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

j)   Stock-Based Compensation Plans

The Corporation has a stock option plan as described in note 11. The fair value of stock options granted is recognized as a charge to salary and wages expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

The Corporation also maintains an employee share purchase plan under which employee contributions are matched by a plan specific percentage by the Corporation.

k)   Employee Profit Sharing Plan

The Corporation has implemented an employee profit sharing plan which is calculated annually on full calendar year results and recorded throughout the year as a charge to salary and wage expense based on the estimated annual payment under the plan.

l)   Maintenance and Repairs

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

m)   Other Operating Expenses

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, Aeroplan Miles redeemed for other than travel, and other expenses. Expenses are recognized as incurred.

n)   Financial Instruments and Hedging Activities

Under the Corporation's risk management policy, derivative financial instruments are used only for risk management purposes, not for generating trading profits. When the Corporation utilizes derivatives in hedge accounting relationships, the Corporation identifies, designates and documents those transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. To the extent that a derivative financial instrument does not qualify for hedge accounting or for those that are not designated as hedges, the fair value of the derivative financial instrument is recorded on the consolidated statement of financial position and changes in its fair value are recorded in income in the period when the change occurs.

Changes in the fair value of foreign currency forward contracts and option agreements, used for foreign exchange risk management but not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included on the consolidated statement of financial position at fair value in Other assets and Other long-term liabilities.

Changes in the fair value of currency swap agreements, used for foreign exchange risk management and not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included on the consolidated statement of financial position at fair value in Other assets and Other long-term liabilities.

The Corporation from time to time enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. Changes in the fair value of these swap agreements, which are not designated as hedges for accounting purposes, are recognized in income in Other non-operating income and are recorded on the statement of financial position in Other assets and Other long-term liabilities.

Derivatives under the fuel-hedging program are designated as hedges for accounting purposes and hedge accounting is being applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Premiums paid for option contracts and the excluded time value of the options is deferred as a cost of the hedge on the balance sheet in Other assets and recognized in the income statement at the same time as the hedged jet fuel is consumed. Similarly, the value of the derivatives previously measured at fair value where the Corporation did not apply hedge accounting is also treated as a cost of the hedge and accounted for in the same way. The intrinsic value of the options and any new derivatives contracts fair values excluding time value are treated as an off-balance sheet item. Prior to these derivative instruments being designated as hedges for accounting purposes, gains or losses were recorded in other non-operating expense.

The Corporation will discontinue hedge accounting when the hedge item matures, expires, is sold, terminated, cancelled or exercised, the Corporation terminates its designation of the hedging relationship, the hedging relationship ceases to be effective, or the anticipated transaction is no longer probable.

When a hedging item ceases to exist and is not replaced, any gain, losses, revenue or expenses associated with the hedging item that have been deferred previously as a result of applying hedge accounting are carried forward to be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

When a hedged item ceases to exist or an anticipated transaction is no longer probable, any gains, losses, revenues or expenses associated with the hedging item that had been deferred previously as a result of hedge accounting are realized in the current period's statement of operations.

o)   Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Net gains of $46 are included in income in the Corporation for the twelve months ended December 31, 2005. Net gains of $78 are included in income in the Corporation for the period ended December 31, 2004. Gains of $190 are included in income in the Predecessor Company for the nine months ended September 30, 2004, of which $84 is included in Reorganization and restructuring items. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

p)   Income Taxes

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that existed at fresh start, and for which a valuation allowance is recorded, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

q)   Cash and Cash Equivalents

Cash includes investments with original maturities of three months or less of $1,540 (2004 $1,406). Investments, comprised of bankers acceptances, bankers discount notes, and commercial paper may be liquidated promptly and have maturities of three months or less at the date of purchase. The weighted average interest rate on investments as at December 31, 2005 is 3.31% (2004 2.6%).

r)   Short-term Investments

Short-term investments, comprised of bankers acceptances and bankers discount notes, have original maturities over three months, but not more than one year. The weighted average interest rate on short-term investments as at December 31, 2005 is 3.04% (2004 2.6%)

s)   Restricted Cash

As at December 31, 2005, the Corporation has recorded $86 (2004 $118) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities.

t)   Spare Parts, Materials and Supplies

Spare parts, materials and supplies are valued at the lower of average cost and net realizable value. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value.

u)   Property and Equipment

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On September 30, 2004, the estimated useful lives of certain assets were adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. Air Canada aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Jazz aircraft and flight equipment are depreciated over 20 to 30 years, with 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

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

v)   Interest Capitalized

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates that the assets are available for service.

w)   Deferred Financing Costs

Deferred financing costs are amortized on an effective interest basis over the term of the related obligation.

x)   Intangible Assets

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

y)   Impairment of Long-Lived Assets

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

Indefinite-lived intangible assets are also subject to annual impairment tests under GAAP. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

z)   Investments

Investments not subject to significant influence are carried at cost and any declines in value that are determined to be other than temporary are included in earnings. Earnings from such investments are recognized only to the extent received or receivable.

aa)  Aircraft Lease Payments in Excess of or Less Than Rent Expense

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement. On fresh start accounting, an intangible asset related to leases, included in deferred charges, was recognized based on the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GE as described in Note 19.

When there is an expected deficiency under a residual value guarantee in an aircraft operating lease, the Corporation accrues the deficiency over the remaining lease term. Any accruals for residual value guarantees are included in other long-term liabilities. As a result of the adoption of AcG-15 as described below, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases.

bb)  Asset Retirement Obligations

The Corporation records an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

cc)  Comparative Figures

Certain prior period's information was reclassified to conform with the current year's presentation.

dd)  Change in Accounting Policies

The Corporation adopted Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Aircraft and Engine Leasing Transactions

Air Canada has entered into aircraft and engine leasing transactions with a number of special purpose entities that are VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:

                                                                 Liabilities
                                                                     and
                                                                 Shareholders'
                                                       Assets      Assets
                                                    ------------  -------------
Increase to property and equipment                    $1,304
Decrease to deferred charges                             (45)
Decrease to intangible assets                             (6)
Increase to other assets                                 113
Increase to current portion of long-term debt                          $77
Increase to long-term debt                                           1,173
Increase to non-controlling interest                                   181
Decrease to other long-term liabilities                               (155)
Cumulative effect of change in accounting policy                        90
                                                    ------------  -------------
                                                      $1,366        $1,366



The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various Canadian airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2005 the Corporation consolidated three Fuel Facilities Corporations, resulting in the following adjustments:


                                                                 Liabilities
                                                                     and
                                                                 Shareholders'
                                                       Assets      Assets
                                                    ------------ --------------
Increase to property and equipment                      $113
Increase to long-term debt                                             $51
Increase to non-controlling interest                                     8
Increase to other long-term liabilities                                  2
Cumulative effect of change in accounting policy                        52
                                                    ------------ --------------
                                                        $113          $113


The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets of approximately $107 and debt of approximately $87, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing and asset retirement obligations that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote.

Effect in the Current Period

For the year ended December 31, 2005, the net impact of adopting AcG-15 was a before tax charge of $42 ($0.43 per share, basic). This impact is a result of depreciation expense of $86, net interest expense of $88, foreign exchange gain of $26 and non-controlling interest charge of $14 offset by reduced aircraft rent of $120.

Prior Periods

The comparative financial information for prior periods has not been restated. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142.

ee)  Future Accounting Standard Changes

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

Financial Instruments and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses - other comprehensive income - has been introduced. This provides an ability for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements, however, the standards have detailed transition provisions. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the consequences for the Corporation. Accordingly, the Corporation has not yet evaluated all of the consequences of the new standards; however, the adoption of the standards may have a material impact on the Corporation's balance sheet.

3.   Property and Equipment

                                                           2005            2004
Cost
    Flight equipment                                  $   1,703       $   1,179
    Flight equipment consolidated under AcG-15            1,304               -
    Capital leases (a)                                    1,758           1,758
    Buildings and leasehold improvements                    534             520
    Fuel facilities consolidated under AcG-15               115               -
    Ground equipment and other                              161             164
    Computer equipment                                        4               1
                                                    ----------------------------
                                                          5,579           3,622
                                                    ---------------------------

Accumulated depreciation and amortization
    Flight equipment                                        104              18
    Flight equipment consolidated under AcG-15               80               -
    Capital leases (a)                                      142              22
    Buildings and leasehold improvements                     48              10
    Fuel facilities consolidated under AcG-15                 6               -
    Ground equipment and other                               26               5
    Computer equipment                                        3               -
                                                    ----------------------------
                                                            409              55
                                                    ----------------------------

                                                          5,170           3,567

Purchase deposits (b)                                       324             117
                                                    ----------------------------

Property and equipment at net book value              $   5,494       $   3,684
                                                    ----------------------------

a) Included in capital leases are 35 aircraft (2004 - 35) with a cost of $1,684 (2004 - $1,684) less accumulated depreciation of $130 (2004 - $20)
     for a net book value of $1,554 (2004 - $1,664), computer equipment with a cost of $28 (2004 - $28) less accumulated depreciation of $9 (2004 - $2) for a net book value of $19 (2004 - $26) and facilities with a cost of $46 (2004 - $46) less accumulated depreciation of $3 (2004 - nil) for a net book value of $43 (2004 - $46).

b) Includes $189 for Boeing B777/787 aircraft, $65 for Embraer aircraft and $70 for equipment purchases and internal projects.

Interest capitalized for the year ended December 31, 2005 amounted to $14 using the Corporation's weighted average cost of capital. Interest capitalized for the period ended December 31, 2004 amounted to $2. No interest was capitalized during the nine months ended September 30, 2004 by the Predecessor Company.

During the year ended December 31, 2005, the Corporation recorded depreciation expense of $374. During the period ended December 31, 2004, the Corporation recorded depreciation expense of $65 and during the nine months ended September 30, 2004, the Predecessor Company recorded depreciation expense of $259.

During the year ended December 31, 2005, the Corporation recorded provisions of $17, including $13 for spare parts. During the nine months ended September 30, 2004, the Predecessor Company recorded provisions of $75 relating mainly to non-operating aircraft, including $18 for spare parts. The provisions reflect the excess of the carrying value over fair value.

As at December 31, 2005, flight equipment included 32 aircraft (2004 - 57) which are retired from active service with a net book value of $10 (2004- $6) which approximates fair value.

4.   Deferred Charges

                                            2005              2004

Aircraft lease payments in excess
 of rent expense (a)                    $    106          $    141

Financing costs                               39                26
                                      -----------------------------
                                        $    145          $    167
                                      -----------------------------

a) The deferred charge related to aircraft lease payments in excess of rent expense includes the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC as further described in note 19, less the net amortization recorded. This deferred charge is amortized to Aircraft rent over the term of the lease agreements.

5.   Intangible Assets


                                                         2005          2004
Indefinite life assets
    International route rights and slots             $    653      $    688
    Air Canada trade name                                 595           628
    Aeroplan trade name                                   109           135
    Other marketing based trade names                     118           131
                                                ----------------------------
                                                        1,475         1,582
                                                ----------------------------
Finite life assets
    Aeroplan contracts                                    407           499
    Star Alliance membership                              239           246
    Other contract and customer base                      247           260
    Technology based                                      206           133
                                                ----------------------------
                                                        1,099         1,138
Accumulated amortization
    Aeroplan contracts                                    (23)           (3)
    Star Alliance membership                              (12)           (1)
    Other contract and customer based                     (40)           (7)
    Technology based                                      (37)           (6)
                                                ----------------------------
                                                          987         1,121
                                                ----------------------------

                                                    $   2,462     $   2,703
                                                ----------------------------


As a result of recognizing the benefit during the year ended December 31, 2005 of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, intangible assets were reduced on a pro-rata basis by $138 ($11 for the period ended December 31, 2004). As a result of the dilution gain as described in note 13, intangible assets related to Aeroplan were reduced by $77.

For the year ended December 31, 2005, the Corporation recorded amortization expense of $95. During the period ended December 31, 2004, the Corporation recorded amortization expense of $17 and during the nine months ended September 30, 2004, the Predecessor Company recorded amortization expense of $39.

6.   Investments and Other Assets

                                                              2005       2004

Investment in US Airways Group Inc. (a)                   $     87    $     -

Aircraft related deposits and derivatives                      167         40

Collateral under letters of credit and other deposits          127         54

Directors' and Officers' Trust (b)                               -         32

Other                                                           11         11

                                                         ---------------------
                                                          $    392    $   137
                                                         ---------------------


a) On September 27, 2005, the Corporation invested $87 (US$75) in US Airways Group Inc. ("US Airways") in conjunction with the carrier's exit from US bankruptcy proceedings. The Corporation's investment represented approximately 7% of the equity of US Airways at the closing date. The equity investment is subject to a six month holding period from the closing date. This investment has been accounted for using the cost method. As at December 31, 2005, the market value of the investment was $217. In connection with the equity investment, ACE also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1.

b) The Directors' and Officers' Trust represented restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances. The Trust was terminated during the year and the Corporation has repatriated these funds.

7.   Long-Term Debt and Capital Lease Obligations



                                                               Stated
                                                            Interest Rate
                                                           Final        at December 31,
                                                          Maturity          2005 (%)          2005              2004
ACE Convertible Senior Notes due 2035 (a)                   2035            4.25              $247              $  -

ACE - GE Exit Financing (b)                                 2011              -                  -               540

Air Canada - Embraer Aircraft Financing (c)                2017-2020       7.71-7.85           393                 -

Air Canada - Conditional sales agreements (d)               2019            7.26               198               216

Air Canada - Lufthansa Cooperation Agreement (e)            2009            6.495               59                76

Air Canada - GE Loan (f)                                    2015            10.42               51                55

Air Canada Revolving Credit Facility (g)                    2007              -                  -                 -

Air Canada - GE Limited Recourse Loan (h)                   2014              -                  -                30

Air Canada - Amex Financing (i)                             2006              -                  -                43

Aeroplan Term Credit Facility (j)                           2009              -                300                 -

Aeroplan Revolving Term Credit Facility (j)                 2008              -                  -                 -

Other                                                      2009-2010       3.00-12.02           17                16
                                                                                        -------------------------------
                                                                                             1,265               976

Air Canada - Debt consolidated under AcG 15 - Aircraft leases (k)                            1,125                 -
Air Canada - Debt consolidated under AcG-15 - Fuel Facilities Corporations (l)                  53                 -
Air Canada - Capital lease obligations (m)                                                   1,365             1,570
                                                                                       -------------------------------
                                                                                             3,808             2,546

Current portion                                                                               (265)             (218)
                                                                                       -------------------------------

Long-term debt and capital lease obligatio            ns                                   $ 3,543           $ 2,328
                                                                                       -------------------------------




Principal repayment requirements as at December 31, 2005 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 are as follows:


                                              2006        2007          2008           2009       2010
                                      -----------------------------------------------------------------

Long-term debt                            $    48       $  50         $  70          $ 349      $  35

Debt consolidated under AcG-15                 76         119           117             59        118

Capital lease principal obligation            141         174           172             84         82
                                      -----------------------------------------------------------------

Total                                     $   265       $ 343         $ 359          $ 492      $ 235
                                      -----------------------------------------------------------------


a) During the second quarter, 2005 ACE issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. The financial liability was calculated by discounting the stream of future payments of interest and principal at the prevailing rate for a similar liability that does not have an associated conversion feature. The financial liability will increase to the face value of the debt over a five year period to June 1, 2010, the first date on which the holder can require ACE to purchase all or a portion of the Convertible Notes, as described further below, resulting in an effective interest rate of 12% on the financial liability.

     The Convertible Notes bear interest at a rate of 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in each year commencing December 1, 2005. Holders may convert their Convertible Notes into Class B Voting Shares (if the holder is Canadian) or into Class A Variable Voting Shares (if the holder is not a Canadian) prior to maturity based on an initial conversion rate of 20.8333 Shares per $1,000.00 principal amount of Convertible Notes. Upon notice of conversion, ACE will have the option to deliver cash, Shares or a combination of cash and Shares for the Convertible Notes surrendered.

     At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes, plus accrued interest. Holders may require ACE to purchase all or a portion of the Convertible Notes on June 1, 2010; June 1, 2015; June 1, 2020; June 1, 2025 and June 1, 2030 at a
     purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest. Upon specified change of control events, holders of Convertible Notes will have the option to require ACE to purchase all or any portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

     ACE may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Notes that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Class A Variable Voting Shares (if the holder is not a Canadian) and Class B Voting Shares (if the holder is Canadian). The number of Shares a holder will receive in respect of each Convertible Note will be determined by dividing the principal amount of the Convertible Notes that are to be redeemed, purchased or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the average Closing Price (defined as the weighted average, by volume, of the reported last sale price of each class of Shares) of the Shares on the Toronto Stock Exchange ("TSX") for the ten consecutive trading days ending on the third trading day preceding the date fixed for redemption, purchase or maturity date, as the case may be.

b) Non-revolving term loan in the amount of US$425 or CDN equivalent, which bore interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin was set at 4.25% at March 31, 2005. The loan was secured by a first priority security interest on all of the existing and after acquired property of the Corporation, other than leased assets, assets financed by other parties, and certain other excluded property of the Corporation. The loan was repaid in full prior to maturity on April 6, 2005, including an early payment fee of $16. The Corporation recorded a charge for $29 in other non-operating expenses for this transaction, including $13 for the write-off of deferred financing charges.

c) Air Canada completed loan agreements with third parties in 2005 for Embraer aircraft totalling US$337. The loans, secured by the Embraer aircraft, are to be repaid in quarterly installments and mature between 2017 and 2020. The majority of the borrowings bear interest at a fixed interest rate and the remainder bears interest at a floating interest rate equal to the three month US LIBOR plus 3.25%.

d) Purchases of two A340-500 aircraft financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (7.26% as at December 31, 2005).

e) US$50 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

f) US$43 borrowing maturing in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a current carrying value of $63.

g) On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility ("the Credit Facility") in an aggregate amount of up to $300 or the US dollar equivalent. The Credit Facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 provided for cash management and working capital purposes. Until April 2006, the margin under the credit facility is LIBOR plus 3% or prime plus 2%. After that date, the margin fluctuates based on Air Canada's EBITDAR coverage ratio with rates ranging from LIBOR plus 2.5% to 3.5% or prime plus 1.5% to 2.5%. The amount available to be drawn by Air Canada under the Credit Facility is limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at December 31, 2005, no amount was drawn under this facility. The Credit Facility is secured principally by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

h) US$25 borrowing, which was secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and was accrued in arrears at the end of each LIBOR period. Air Canada completed a sales agreement for the aircraft with a third party in January 2005. Consistent with the terms of the loan agreement, the proceeds were used to repay this borrowing. No gain or loss was recorded on this sale.

i) The Amex Financing required monthly principal and interest payments over the term of the Canadian dollar loan which extended to January 5, 2006 and was extendable in six month intervals by mutual consent. Under the terms of the agreement, cash principal payments under the facility were made as loyalty points were purchased and as amounts were due to Air Canada or Aeroplan under various Amex agreements. The facility was subject to interest at the Bank of Montreal's prime lending rate and was secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement. This financing was repaid during the third quarter of 2005.

j) Aeroplan LP has arranged for senior secured credit facilities in the amount of $475. The credit facilities consist of one $300 (or the U.S. dollar equivalent thereof) term facility (the "Term A Facility"), a $100 (or the U.S. dollar equivalent thereof) acquisition facility (the "Term B Facility") and a $75 (or the U.S. dollar equivalent thereof) revolving term facility (the "Revolving Facility").

     The Term A Facility and the Term B Facility mature on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2005, borrowings under the Term A Facility were in the form of Bankers' Acceptances with a 91 day term and an effective interest rate of 4.4%. The Term A Facility was drawn on June 29, 2005 in the amount of $300, in order to fund a portion of the $400 Aeroplan Miles Redemption Reserve (refer to note 13), included in cash and cash equivalents and short-term investments. As at December 31, 2005, no amounts were drawn under the Term B Facility.

     The Revolving Facility matures on June 29, 2008, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2005, no amounts were drawn under this facility.

     The senior secured credit facilities are secured by a first priority security interest and hypothec over the present and after-acquired personal property of Aeroplan LP, subject to certain exclusions and permitted liens. Aeroplan LP's obligations in respect of the senior secured credit facilities will also be guaranteed by each of Aeroplan LP's general partner (Aeroplan GP), a subsidiary of the Corporation, and the Aeroplan Trust, with the Trust providing a first priority security interest over its present and after-acquired personal property, subject to certain exclusions and permitted liens, as security for its guarantee obligations, and with Aeroplan GP providing a pledge of its interests in Aeroplan LP as security for its guarantee obligations. The Aeroplan Trust is wholly owned by the Aeroplan Income Fund and holds a 14.4% interest in Aeroplan LP. The terms of the New Credit Facilities include certain covenants. The credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

k) Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs. As a result of the adoption of AcG-15 as described in note 2, Air Canada has consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The debt has a weighted average effective interest rate of approximately 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease. The majority of the VIEs are not Canadian based entities and hold debt amounting to US$965 ($1,125).

    Aircraft related debt consolidated under AcG-15 is summarized as follows:

                                            Final
                                          Maturity             2005

                 Canadair Regional Jet    2007-2011        $    329
                 Boeing 767-300           2011-2016             231
                 Engines                  2008                   78
                 Airbus A319              2011-2014             331
                 Airbus A321              2017                  156
                                                           --------
                                                           $  1,125


l) Under AcG-15, Air Canada is the primary beneficiary of certain of the Fuel Facilities Corporations. As a result of the adoption of AcG-15 as described in note 2, Air Canada consolidated three Fuel Facilities Corporations. The debt is secured by a general security agreement covering all assets of the Fuel Facilities Corporations.

m) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,365 ($87 and US$1,096). Future minimum lease payments are $1,989, which includes $624 of interest. The debt has a weighted average effective interest rate of approximately 8%. Final maturities range from 2008 to 2027. Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 38 aircraft under lease of which 33 are accounted for as capital leases. Under the test, Air Canada may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent Air Canada has obtained residual value support on lease expiry. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is US$871. This amount declines over time to nil upon lease expiry.

Interest paid on long-term debt and capital lease obligations in 2005 by the Corporation was $220 (2004 - $38). During the nine months ended September 30, 2004, the Predecessor Company paid interest expense of $131.

8.   Future Income Taxes

Significant components of the Corporation's future tax assets and liabilities are as follows:

                                                               2005       2004
Future tax assets

Non-capital loss carry forward                             $    793    $   558
Post-employment obligations                                     748        775
Accounting provisions not currently deductible for tax          239        242
Tax basis of fixed assets over book basis                       400        396
Eligible capital expenditures                                    19         40
Unearned revenues                                                31        372
Intangible assets                                               111         81
Net other                                                        64         62
                                                         -----------------------
Total future tax assets                                       2,405      2,526
                                                         -----------------------
Future tax liabilities

Intangible assets                                               388        435
                                                         -----------------------
Net future tax assets                                         2,017      2,091
                                                         -----------------------

Less valuation allowance                                      2,238      2,334
                                                         -----------------------

Net recorded future income tax liability                   $   (221)   $  (243)
                                                         -----------------------

Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Corporation has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The benefit of future income tax assets that existed at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

It has been assumed that certain intangibles with a carrying value of approximately $1,297, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $221 is not expected to reverse until the intangible assets are disposed of or become amortizable.

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense (recovery) is as follows:

                                                                                     |
                                                           Successor Company         |       Predecessor
                                                                                     |           Company
                                                       Year ended      Period ended  |        Nine months
                                                     December 31,      December 31,  |ended September 30,
                                                             2005              2004  |               2004
                                                -------------------------------------|--------------------
                                                                                     |
Provision (recovery) based on combined federal                                       |
and provincial tax rates                               $       132       $    10     |  $     (304)
Non-taxable portion of capital gains                            (2)           (3)    |          (4)
Large corporations tax                                          15             2     |           7
Non-deductible expenses                                         25             3     |          14
Non-taxable dilution gain on Aeroplan LP                       (42)            -     |           -
Rate impact of the transfer of temporary                                             |
difference attributable to Aeroplan from Air                                         |
Canada to ACE                                                   17             -     |           -
Effect of tax rate changes on future income                                          |
taxes                                                            -             -     |          (1)
Effect of statutory tax rates substantially                                          |
enacted during the year                                        (38)            -     |           -
Other                                                            1             -     |          (1)
                                                -------------------------------------|--------------------
                                                                                     |
                                                               108            12     |        (289)
                                                                                     |
Valuation allowance                                             23             1     |          291
                                                -------------------------------------|--------------------
                                                                23             1     |          291
                                                                                     |
Provision for income taxes                             $       131       $    13     |  $        2
                                                -------------------------------------|--------------------
                                                                                     |




Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                                                     |
                                                       Successor Company             |       Predecessor
                                                                                     |           Company
                                                     Year  ended      Period ended   | Nine months ended
                                                    December 31,      December 31,   |     September 30,
                                                            2005              2004   |              2004
                                              ---------------------------------------|--------------------
Current tax expense                                    $        15       $     2     |  $        7
                                                                                     |
Future income tax expense (recovery                                                  |
relating to temporary differences                              131            10     |        (296)
                                                                                     |
Future income tax recovery from tax rate                                             |
changes                                                        (38)            -     |           -
                                                                                     |
                                                                                     |
Valuation allowance                                             23             1     |         291
                                              ---------------------------------------|--------------------
                                                                                     |
Provision for income taxes                             $       131       $    13     |  $        2
                                              ---------------------------------------|--------------------
                                                                                     |

Income taxes paid in 2005 by the Corporation were $23 (2004 - less than $1). Income taxes paid in 2004 by the Predecessor Company were less than $1.

The balances of tax attributes as at December 31, 2005, namely the balances of non capital loss carryforward, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:


Year of expiry    Tax losses
-------------------------------

     2009        $          11
     2010                   12
     2011                    -
     2012                    -
     2013                    -
     2014                1,439
     2015                  904
                ---------------
                 $       2,366
                ---------------

9.   Pension and Other Benefit Liabilities

The Corporation maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees.

The Corporation is the administrator and sponsoring employer of ten Domestic Registered Plans ("Domestic Registered Plans") registered under the Pension Benefits Standard Act, 1985 (Canada). The US plan, UK plan and Japan plan are international plans covering employees in those countries. In addition, the Corporation maintains a number of supplementary pension plans, which are not registered. The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period.

The other employee benefits consist of health, life and disability. These benefits consist of both post-employment and post-retirement benefits. The post-employment benefits relate to disability benefits available to eligible active employees, while the post-retirement benefits are comprised of health care and life insurance benefits available to eligible retired employees.

The measurement date used for financial reporting of the pension and other benefit obligations was revised to November 30 from December 31. The most recent actuarial valuation of the registered domestic pension plans was as of January 1, 2005 and the solvency deficit was $1,416. The next funding valuation will be as of January 1, 2006.


The accrued benefit liability is included in the balance sheet as follows:


                                      2005        2004

Pension benefits                  $  1,433     $  1,563
Other employee future benefits         942          875
                                -----------------------
                                     2,375        2,438
Current portion                       (221)         (94)
                                -----------------------
Pension and other benefit
liabilities                       $  2,154     $  2,344
                                =======================


The current portion of Pension benefits represents past service contributions for the Domestic Registered Plans, scheduled to be paid during 2006 while the current portion of Other employee future benefits is an estimate of the claims to be incurred during 2006. The current portion is included in Accounts payable and accrued liabilities.

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on management's best estimate assumptions on a going forward basis. The liability recorded is as follows:

                                                                                   |
                                                                                   |
                                                           Pension Benefits        |      Other Benefits
                                                -------------------------------------------------------------------------
                                                Successor   Successor   Predecessor  Successor   Successor   Predecessor
                                                Company      Company      Company     Company     Company      Company
                                                December     December    September   December     December    September
                                                31, 2005    31, 2004    30, 2004    31, 2005     31, 2004    30, 2004

Change in benefit obligation

Benefit obligation at beginning of period       $ 11,207  $   10,783  $    10,873    $    842     $    866    $    819
Current service cost                                 202          46          139          85           23          69
Interest cost                                        650         163          468          50           13          40
Employees' contributions                              80          24           67           -           -            -
Benefits paid                                       (592)       (133)        (387)        (63)         (18)        (53)
Actuarial (gain) loss                              1,419         331         (370)         31          (34)         (9)
Foreign exchange                                     (45)         (7)          (7)         (5)          (8)          -
                                                -------------------------------------------------------------------------
Benefit obligation at end of period               12,921      11,207       10,783         940          842         866
                                                -------------------------------------------------------------------------

Change in plan assets

Fair value of plan assets at beginning of
period                                             9,673       9,149        9,022          10           10          10
Actual return on plan assets                       1,016         533          301           1            1           -
Employer contributions                               284         106          151          54           17          45
Employees' contributions                              80          24           67           -           -            -
Benefits paid                                       (592)       (133)        (387)        (51)         (18)        (45)
Foreign exchange                                     (40)         (6)          (5)          -            -           -
                                                -------------------------------------------------------------------------
Fair value of plan assets at end of period        10,421       9,673        9,149          14           10          10
                                                -------------------------------------------------------------------------

Deficit at end of period                           2,500       1,534        1,634         926          832         856
Employer contributions after measurement date         (6)          -            -          (5)           -           -
Unrecognized past service cost                         -           -         (605)          -            -         (30)
Unrecognized net actuarial gain (loss)            (1,061)         29         (957)         21           43        (190)
                                                 ------------------------------------------------------------------------
Net benefit obligation                             1,433       1,563           72         942          875         636

Current portion                                      199          82            -          22           12          12

                                                 ------------------------------------------------------------------------
Pension and other benefits liability             $ 1,234   $   1,481    $      72    $    920     $    863    $    624
                                                 ========================================================================

Weighted average assumptions used to determine the accrued benefit liability

Discount rate                                        5.00%        5.75%       6.00%     4.50% - 5.75%  4.75%-5.75%  6.00%
Rate of compensation increase                        4.00%        4.00%       4.00%



The deficit at the end of the period by plan is as follows:


                             December 31,     December 31,
                                2005              2004

Domestic Registered Plans   $  1,657           $   824
US, UK and Japan                  76                66
Supplementary plans              767               644
                           ----------------------------
                            $  2,500           $ 1,534
                           ============================


The deficit, on an accounting basis, at December 31, 2005 for pension benefits was $2,500 compared to $1,534 at December 31, 2004. Actuarial losses on the benefit obligation of $1.4 billion were partially offset by employer past service contributions of $99 and actual returns on plan assets which were greater than expected. Of the actuarial losses, $1.2 billion were due to the change in discount rate from 5.75% to 5%, and the remainder due to the increase in expected lives assumed in the mortality table and other factors.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its Domestic Registered Plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favor of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The amount of secured promissory notes outstanding as at December 31, 2005 is $329. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as reflected in the Corporation's balance sheet.

The cash payments with respect to the pension plans are estimated to be $389 for 2006 as follows:


Domestic Registered Plans         $ 337
US, UK and Japan                     12
Supplementary plans                  40
                            ------------
                                  $ 389
                            ------------

The Domestic Registered Plan assets consist of the following:


                           Percentage of plan assets
                     November 30,  December 31,    Target
                        2005           2004       Allocation

Equity securities       62.3%         64.8%         65.0%
Bonds and mortgages     32.1%         33.1%         35.0%
Real estate              0.1%          0.2%          0.0%
Short-term and           5.5%          1.9%          0.0%
Other
                   ---------------------------------------
Total                  100.0%        100.0%        100.0%
                   =======================================



For the Domestic Registered Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Universe Bond Index and 50% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the company, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The Corporation has recorded net defined benefit pension and other employee future benefits expense as follows:

                                                                                       |
                                                                                       |
                                                     Pension Benefits                  |    Other Benefits
                                               --------------------------------------------------------------------------------
                                                Successor    Successor    Predecessor    Successor     Successor   Predecessor
                                                 Company      Company      Company       Company       Company      Company
                                               December 31, December 31, September 30, December 31,  December 31, September 30,
                                                   2005         2004          2004          2005          2004         2004

Components of Net Periodic Pension Cost

Current service cost                          $    202      $     46     $    139       $    85          $   23    $   69
Interest cost                                      650           163          468            50              13        40
Actual return on plan assets                      (973)         (533)        (301)           (1)             (1)        -
Actuarial loss (gain) on benefit obligation      1,362           331         (370)           19             (34)       (9)
                                              ----------------------------------------------------------------------------------
Costs arising in the period                      1,241             7          (64)          153               1       100
Differences between costs arising in the period
 and costs recognized in the period in respect of:
   Return on plan assets                           281           360         (186)            -               -         -
   Actuarial loss (gain)                        (1,362)         (331)         390           (23)             34        20
   Plan amendments/prior service cost                -             -           67             -               -         5
   Transitional obligation (asset)                   -             -           (6)            -               -         -
                                              ----------------------------------------------------------------------------------
                                                (1,081)           29          265           (23)             34        25
Negative balances due to limit                       -             -            4             -               -         -
                                              ----------------------------------------------------------------------------------
Net periodic pension cost recognized          $    160      $     36     $    205      $    130          $   35    $  125
                                              ----------------------------------------------------------------------------------

Weighted average assumptions used to determine pension costs

Discount rate                                     5.75%         6.00%        6.00%    4.5%-5.75%       4.75%-5.75%     6.00%
Expected long term rate of return on
plan assets                                       7.50%         7.50%        7.50%         7.50%             7.50%     7.50%
Rate of compensation increase                     4.00%         4.00%        4.00%



Defined Contribution Plan

The Corporation's management, administrative and certain unionized employees may participate in a defined contribution plan. The employee's contributions range from 3% to 6% of earnings with the Corporation contributing an equal amount. The expense for the defined contribution plan recorded by the Corporation is $6 (2004 $1). The expense for the defined contribution plan recorded by the Predecessor Company was $3 in 2004.

Other Benefits - Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 (2004 10.75%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $15. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 and the obligation by $20.

10.  Other Long-term Liabilities

                                                               2005      2004

Aeroplan deferred revenues (a)                             $    953    $  977

Unfavourable contract liability on aircraft leases (b)          107       290

Long-term employee liabilities (c)                              109       130

Aircraft rent in excess of lease payments                       126        33

Other                                                           104        90
                                                       -----------------------
Other long-term liabilities                               $   1,399   $ 1,520
                                                       -----------------------


a) The current portion of Aeroplan deferred revenues of $680 (2004 $622) are reported in Aeroplan deferred revenues.

b) The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents related to lease arrangements that existed on fresh start reporting. The liability was decreased by $155 as a result of the adoption of AcG-15 as described in note 2.

c) The following table outlines the changes to the labour related provisions which include those related to restructuring:


                                 Successor Company          Predecessor Company
                            Year ended     Period ended      Nine months ended
                      December 31, 2005   December 31, 2004  September 30, 2004
                      ----------------------------------------------------------

Beginning of period      $    192            $   198          $     121

Charges recorded               10                  2                117

Amounts disbursed             (45)                (8)               (40)

                     -----------------------------------------------------------
End of period            $    157            $   192          $     198

Current portion                48                 62                 68

                     -----------------------------------------------------------
Long-term employee
liabilities              $    109            $   130          $     130
                     -----------------------------------------------------------

The current portion is included in Accounts payable and accrued liabilities. An involuntary severance program pertaining to the Predecessor and Corporation's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2006.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July 2004. The modifications to certain collective agreements include voluntary severance programs ("VSP"). For those VSP which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately $47 and will be recorded as a liability and a salary and wage expense as the affected employees accept the offer.

11.  Stock Based Compensation

ACE maintains a stock option plan for certain employees. Plan participation is limited to employees holding positions that, in ACE Board's view (or a committee selected by the Board), have a significant impact on ACE's long-term results. During 2005, the plan was amended to increase the number of shares that are available for issuance to reflect the greater number of shares outstanding as a result of the new issue of shares and convertible debt in the second quarter. The number of shares available for issuance under this plan has increased from 5,052,545 (approximately 5% of the fully diluted equity of ACE at the time the plan was adopted) to a maximum of 6,078,882 shares (approximately 5% of the fully diluted equity of ACE as at December 31, 2005). The stock option plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant.

During 2005, ACE granted options to purchase 770,000 (period ended December 31, 2004: 3,027,509 options granted) shares with a weighted average exercise price of $39.44 (2004 - $20.00) per common share. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. Fifty percent of all options vest over four years. The remaining options will vest based upon performance conditions over the same time period. All options expire after seven years. When options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

The assumptions used to determine stock-based compensation expense, using the Black-Scholes option valuation model were as follows:

                                                       2005            2004

Compensation expense ($ millions)                  $      6      $          1

Number of stock options granted                     770,000         3,027,509

Weighted average fair value per option
granted ($)                                        $   9.46      $       7.73

Aggregated fair value of options granted
($ millions)                                       $      7      $         23

Weighted average assumptions:
   Risk-free interest rate                            3.40%             3.90%
   Expected volatility                                  35%               52%
   Dividend yield                                        0%                0%
   Expected option life (years)                         4.5               4.5


In 2005, ACE issued 521,976 common shares on the exercise of stock options for cash consideration of $10.

In 2005, the amount credited to share capital for stock-based compensation was $11. The amount credited to contributed surplus was $5.

At December 31, 2005, a total of 3,186,908 (2004 - 3,027,509) stock options were outstanding, and represented approximately 2.61% (2004 2.99%) of ACE's fully diluted equity, which was within the Corporation's guideline of 5%.

A summary of the Corporation's stock option plan and activity is as follows:



                                              2005                           2004
                                 ------------------------------   --------------------------------
                                               Weighted Average                  Weighted Average
                                                   Exercise                           Exercise
                                   Shares (000)  Price/Share      Shares (000)     Price/Share
                                  ----------------------------------------------------------------

Common Shares
Beginning of period                     3,028        $20.00                 -           $    -
Granted                                   770         39.44             3,028            20.00
Exercised                                (522)        20.00                 -                -
Forfeited                                 (89)        20.00                 -                -
                                 -----------------------------------------------------------------
Outstanding options, end of year        3,187        $24.70             3,028           $20.00
                                  -------------------------- -------------------------------------
Options exercisable, end of year          162        $23.95                 -           $20.00



                                                                                  |
                                                                                  |
                                   2005 Outstanding Options                       |  2005 Exercisable Options
                                --------------------------------------------------|-------------------------------
                                  Number of    Weighted Average                   |Number of
     Range of                      Options       Remaining       Weighted Average |Exercisable   Weighted Average
 Exercise Prices   Expiry Dates  Outstanding    Life (Years)         Exercise     | Options         Exercise
                                                                  Price/Share     |               Price/Share
                                                                                  |
      $20.00           2011        2,416,908         6               $20.00       |    129,923       $20.00
 $34.11 - $41.62       2012          770,000         7               $39.44       |     32,292       $39.87
                                -------------                  -------------------|-------------------------------
                                   3,186,908                         $24.70       |    162,215       $23.95
                                =============                  ===================|===============================
                                                                                  |


Predecessor Company

In the Predecessor Company's stock option plan, eligible employees were granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting. All outstanding options of the Predecessor Company were cancelled in 2004 without payment or consideration (7,300,000 common shares with a weighted average exercise price of $9.05 and 2,316,000 Class A shares with a weighted average exercise price of $6.54).

12.  Share Capital and Other Equity

The issued and outstanding common shares of ACE as at December 31, 2005, along with potential common shares, are as follows:


                                                                                2005            2004
                                                      Authorized            Outstanding (000)
                                                   --------------------------------------------------
Issued and outstanding common shares
        Class A variable voting shares (a)            unlimited               76,735          74,813
        Class B voting shares (b)                     unlimited               25,059           8,813
        Shares held in escrow  (Note 19)                                          28           5,189
                                                                    ---------------------------------

Total issued and outstanding common shares                                   101,822          88,815
                                                                    ---------------------------------

Potential common shares
        Convertible preferred shares (c)                                      10,228           9,375
        Convertible notes (d)                                                  6,875               -
        Stock options                                                          3,187           3,028
                                                                    ---------------------------------
                                                                               20,290          12,403
                                                                    ---------------------------------



Share capital and other equity is comprised of:

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

b)   Class B Voting Shares

The Class B Voting Shares may be held only by persons who are Canadians. Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

c)   Convertible Preferred Shares

As at September 30, 2004, 12,500 Convertible Preferred Shares were issued to an affiliate of Cerberus for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 10,228,441 common shares, based on the conversion ratio applicable as at December 31, 2005.

For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. The Convertible Preferred Shares will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value") resulting in an accretion on the financial liability at effective interest rate of 12%.

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

The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and non-assessable Class B Voting Shares (if the holder is a Canadian) or fully paid and non-assessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is initially equal to 135% of the subscription price of each Class B Voting Share under the Rights Offering. The conversion price was adjusted automatically downward on the first anniversary of the issuance date of the Convertible Preferred Shares to 130% of the subscription price of each ACE Class B Voting Share. The conversion is based upon the Fully Accreted Value at the time of conversion.

Mandatory Conversion

The holders of ACE Convertible Preferred Shares would have been required to convert the ACE Convertible Preferred Shares into fully paid and non-assessable common shares at the conversion ratio applicable upon the date of conversion, if at any time during the period between the effective date until and including the first anniversary thereof, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeded 200% of the then applicable conversion price.

Following the first anniversary of the effective date, the holders of ACE Convertible Preferred Shares will be required to convert the ACE Convertible Preferred Shares into fully paid and non-assessable common shares at the conversion ratio applicable upon the date of conversion, if the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeded 175% of the then applicable conversion price.

The Convertible Preferred Shares will also be subject to mandatory conversion into fully paid and non-assessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:
o if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or

o if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and
o if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

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

d)   Convertible Notes

During 2005, the Corporation issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument with the conversion option reflected in other equity above. Refer to note 7a for additional information.

Share capital and other equity summary as at December 31, 2005 (net of issue costs)

                                                         2005           2004

Common shares (e)                                     $ 2,231       $   1,778
Convertible preferred shares (c)                          117             117
Convertible notes (d)                                      92               -
                                              -------------------------------
                                                        2,440           1,895
Adjustment to shareholders' equity (f)                 (1,693)         (1,708)
                                              -------------------------------
Share capital and other equity                        $   747       $     187
                                              -------------------------------


e) The carrying value of outstanding common shares as at December 31, 2004 includes the net proceeds received under the Rights Offering and Standby Purchase Agreement of $852 and the fair value of common shares issued to creditors under the Plan of $925 based upon the issue price from the Rights Offering. Issue of common shares during the period ended December 31, 2004 was $1. In 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 ($442 net of fees). During 2005, the Company issued 521,976 common shares on the exercise of stock options for cash consideration of $10.

f) Under fresh start reporting, the balance in shareholders' equity after a comprehensive revaluation is adjusted to the net value of identifiable assets and liabilities. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. During the year ended December 31, 2005, an adjustment of $15 was recorded in shareholders' equity related to fresh start reporting. Management has assessed this adjustment as not material to the financial statements, as a whole, for the periods presented or for prior periods that have been previously reported.

The changes during 2005 in the outstanding number of common shares and their aggregate stated value were as follows:

                                                               2005
                                               ---------------------------------
                                                Number (000)        Amount

Issued, beginning of year                         88,815          $  1,778
Shares issued under equity offering               12,485               442
Shares issued under option                           522                11
                                               --------------------------------
Issued, end of year                              101,822          $  2,231
                                               --------------------------------

13.  Aeroplan

Disposal of interests in Aeroplan

On June 29, 2005, Aeroplan Limited Partnership ("the Predecessor LP") transferred substantially all of its assets and liabilities into a newly created Aeroplan Limited Partnership ("Aeroplan LP") in exchange for the issuance of 175 million units of Aeroplan LP and the issuance of two promissory notes (the Acquisition Promissory Note in the amount of $125 and the Working Capital Note in the amount of $186). The Predecessor LP was liquidated into ACE at closing. The Acquisition Promissory Note was settled on June 29, 2005 from the proceeds of the offering. The Working Capital Note which was due October 31, 2005, was repaid during the third quarter. These transactions and events did not have any accounting consequences on the consolidated financial statements.

On June 29, 2005, the Aeroplan Income Fund ("the Fund") sold 25 million units at a price of $10.00 per unit for net proceeds of $232. On June 30, 2005 the underwriters exercised in full their over-allotment option to purchase an additional 3.75 million units at a price of $10.00 per unit for proceeds of $38. With the proceeds from the over-allotment option, the Fund purchased 3.75 million units from ACE at a cost of $38, reducing the number of units held by ACE to 171.25 million. Costs of $3 incurred in connection with the exercise of the over-allotment option were borne by ACE. The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding units of Aeroplan LP. The Fund, through the Aeroplan Trust, holds 14.4% of the outstanding limited partnership units of Aeroplan LP, and ACE holds the remaining 85.6% of the outstanding limited partnership units of Aeroplan LP.

Pursuant to the limited partnership agreement, 20% of Aeroplan units are subordinated until December 31, 2006, representing 40 million units held by ACE in favour of the Fund. Distributions on the subordinated units will only be paid by Aeroplan following the end of a fiscal quarter to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund units on a one-to-one basis. The Fund has reserved 171.25 million units for the exercise of the exchange right. The subordinated units of Aeroplan held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of units of the Fund. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain restrictions.

ACE has recorded a dilution gain of $190 as a result of the dilution of its interests in Aeroplan LP. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Aeroplan LP, including fair value adjustments recorded on consolidation. In addition, a future income tax expense of $28 was recorded.

 Cash reserves of Aeroplan

In conjunction with the issuance of Units to the Aeroplan Income Fund and the bank financing (refer to note 7j) entered into on June 29, 2005, Aeroplan LP established the Aeroplan Miles Redemption reserve ("the Reserve"). As at December 31, 2005, the Reserve was $400 of which $301 is included in cash and cash equivalents and $99 is included in short-term investments. The amount to be held in the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of Aeroplan LP, which will be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 7j, Aeroplan LP was required to deposit the borrowed funds of $300 into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments have to be hedged.

14.  Earnings Per Share


The following table outlines the calculation of basic and diluted earnings per share (in millions, except per share amounts):


                                                                    Successor Company              Predecessor Company
                                                           Year ended          Period ended        Nine months ended
                                                          December 31           December 31             September 30
                                                                 2005                  2004                     2004
                                                     -------------------------------------------------------------
Numerator:
     Numerator for basic earnings per share:
        Income (loss) from continuing operations         $     258           $      15                $     (895)
     Effect of potential dilutive securities:
        After tax income from:
          Convertible preferred shares                          11                   3                         -
          Convertible notes                                     15                   -                         -
          Convertible subordinated debentures                    -                   -                         8
     Add back anti-dilutive impact                             (15)                 (3)                       (8)
                                                     -------------------------------------------------------------
Adjusted earnings (loss) for diluted earnings per        $     269           $      15                $     (895)
share
                                                     =============================================================
Denominator:
     Denominator for basic earnings per share:
        Weighted-average shares                                 98                  89                       120
                                                     -------------------------------------------------------------
        Effect of potential dilutive securities:
          Stock options                                          1                   1                         -
          Convertible preferred shares                          10                   9                         -
          Convertible notes                                      5                   -                         -
          Class A non-voting preferred shares                    -                   -                        10
          Convertible subordinated debentures                    -                   -                         9
                                                     -------------------------------------------------------------
                                                                16                  10                        19
        Add back anti-dilutive impact                           (5)                 (9)                      (19)
                                                     -------------------------------------------------------------
Denominator for diluted earnings per share:
     Adjusted weighted-average shares                          109                  90                       120
                                                     -------------------------------------------------------------
Basic earnings (loss) per share:                        $     2.63          $     0.17                $    (7.45)
                                                     =============================================================

                                                     -------------------------------------------------------------
Diluted earnings (loss) per share:                      $     2.46          $     0.17                $    (7.45)
                                                     =============================================================



The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

Pursuant to the Plan as further described in note 19, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition a new share capital was established under ACE, as further described in note 12.

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. For the Corporation, under the treasury stock method, the proceeds from the exercise of such securities are assumed to be used to purchase Class B Voting Shares. For the Predecessor Company, proceeds were assumed to be used to purchase common shares and Class A shares.

Excluded from the calculation of diluted earnings per share were 750,000 outstanding options as the options' exercise price was greater than the average market price of the common shares for the year.

15.  Segment Information

As outlined in note 1, the Corporation has four reportable segments:
Transportation Services, Aeroplan, Jazz, and ACTS. In the Predecessor Company, technical services was a cost centre within Air Canada and discrete financial information is currently not available. As described in note 1, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Jazz segment information in the Corporation is not directly comparable as a result of this new agreement.

As described in note 2, the Corporation changed the accounting as of September 30, 2004 for the recognition of its revenues relating to the loyalty program. As a result, Aeroplan results are not comparable to prior periods.

The accounting policies for each of these segments are the same as those described in note 2. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions as further described in note 1. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:



                                                                                  Successor Company
                                                    ---------------------------------------------------------------------------
                                                                         Year ended December 31, 2005
                                                   Transportation                                    Inter-Segment Consolidated
                                                      Services (a)    Aeroplan (b)   Jazz (c)   ACTS   Elimination       Total
                                                    ---------------------------------------------------------------------------

    Passenger revenue                                   $  8,269      $     -      $     -      $    -         $  -    $  8,269
    Cargo revenue                                            620            -            -           -            -         620
    Other revenue                                            117          627           10         187            -         941
                                                       --------------------------------------------------------------------------
External revenue                                           9,006          627           10         187            -       9,830
    Inter-segment revenue                                    194           13        1,013         567       (1,787)          -
                                                       -------------------------------------------------------------------------
Total revenue                                              9,200          640        1,023         754       (1,787)      9,830
                                                       -------------------------------------------------------------------------

    Aircraft rent                                            343            -           80                       (6)        417
    Depreciation, amortization, and obsolescence             424            8           18          32            -         482
    Other operating expenses                               8,259          530          796         675       (1,781)      8,479
                                                       -------------------------------------------------------------------------
Total operating expenses                                   9,026          538          894         707       (1,787)      9,378

                                                       -------------------------------------------------------------------------
Operating income                                             174          102          129          47            -         452

Total non-operating income (expense), non-controlling       (167)          (2)         (11)        (14)           -        (194)
interest, foreign exchange, and income taxes
                                                       -------------------------------------------------------------------------
Segment Results                                        $       7      $   100      $   118      $   33      $     -    $    258
                                                       -------------------------------------------------------------------------
Total assets                                            $ 11,001          674          504         381         (713)   $ 11,847

Additions to capital assets                             $    849           12           16           5            -    $    882



                                                                                  Successor Company
                                                 -----------------------------------------------------------------------------------
                                                                          Period ended December 31, 2004
                                                 Transportation                                       Inter-Segment  Consolidated
                                                  Services (a)   Aeroplan (b)    Jazz (c)    ACTS      Elimination      Total
                                                 -----------------------------------------------------------------------------------
  Passenger revenue                               $    1,681    $      -      $     -        $     -     $    -      $ 1,681
  Cargo revenue                                          151           -            -              -          -          151
  Other revenue                                           44         121            3             62          -          230
                                                 -----------------------------------------------------------------------------------
External revenue                                       1,876         121            3             62          -        2,062
  Inter-segment revenue                                   54           6          185            106       (351)           -
                                                 -----------------------------------------------------------------------------------
Total revenue                                          1,930         127          188            168       (351)       2,062
                                                 -----------------------------------------------------------------------------------

  Aircraft rent                                          103           -            9              -         (1)         111
  Depreciation, amortization, and obsolescence            73           1            4              7          -           85
  Other operating expenses                             1,812         104          153            150       (350)       1,869
                                                 -----------------------------------------------------------------------------------
Total operating expenses                               1,988         105          166            157       (351)       2,065

                                                 -----------------------------------------------------------------------------------
Operating income                                         (58)         22           22             11          -           (3)

Total non-operating income (expense), foreign            26            -           (4)            (4)         -           18
exchange, and income taxes

                                                 -----------------------------------------------------------------------------------
Segment Results                                   $      (32)   $     22      $    18        $     7     $    -      $    15
                                                 -----------------------------------------------------------------------------------



Subsequent to the dilution in interests in Aeroplan, as described in note 13, a non-controlling interest charge is recorded upon the consolidation of Aeroplan. As Aeroplan's non-controlling interest is in a deficit position, the non-controlling interest charge is equal to the greater of the non-controlling interest holders' share of the Aeroplan earnings for the period or the amount of distributions to the non-controlling interest holder during the period.

a) Includes transportation revenues for services provided both on Air Canada and Jazz aircraft and costs for Air Canada operations and fees charged by Jazz under the capacity purchase agreement, as well as Air Canada Cargo, Air Canada Groundhandling, Air Canada Vacations, and ACE. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Interest expense in the Transportation Services segment represents interest on all third party debt, except for interest on debt directly issued by Aeroplan and Jazz. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in certain entities included in Transportation Services.

Certain adjustments related to transactions between Air Canada and Aeroplan are recorded within the Transportation Services segment. These adjustments relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, Aeroplan records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses. The adjustment for these items for the year ended December 31, 2005 is an add back of $370 to Other revenue and Other operating expenses.

b) Other revenue includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $13 ($6 for the period ended December 31, 2004) represents the management fee charged to Air Canada by Aeroplan relating to tier management, marketing and other services related to the management of Air Canada's loyalty program.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.




                                                                                       Predecessor Company
                                                            ------------------------------------------------------------------------
                                                                                 Nine months ended September 30, 2004

                                                                Transportation                        Inter-Segment  Consolidated
                                                                  Services       Aeroplan    Jazz (d)   Elimination    Total
                                                            ------------------------------------------------------------------------

      Passenger revenue                                        $    5,036       $      -       $ 592         $   -    $   5,628
      Cargo revenue                                                   393              -          12             -          405
      Other revenue                                                   457            343           5             -          805
                                                            ------------------------------------------------------------------------
External revenue                                                    5,886            343         609             -        6,838
      Inter-segment revenue                                           367             48           7          (422)           -
                                                            ------------------------------------------------------------------------
Total revenue                                                       6,253            391         616          (422)       6,838
                                                            ------------------------------------------------------------------------

      Aircraft rent                                                   498              -          27            (4)         521
      Depreciation, amortization, and obsolescence                    286              3          23             -          312
      Other operating expenses                                      5,416            310         577          (418)       5,885
                                                            ------------------------------------------------------------------------
Total operating expenses                                            6,200            313         627          (422)       6,718

                                                            ------------------------------------------------------------------------
Operating income (loss) before reorganization                          53             78         (11)            -          120
and restructuring items

Reorganization and restructuring items                               (815)             -         (56)            -         (871)
                                                            ------------------------------------------------------------------------

                                                                     (762)            78         (67)            -         (751)

Total non-operating income (expense), foreign                        (131)             1         (14)            -         (144)
exchange and income taxes

                                                            ------------------------------------------------------------------------
Segment Results                                                $     (893)      $     79       $ (81)        $   -    $    (895)
                                                            ------------------------------------------------------------------------



d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.

Geographic Information


                                     Successor Company      Predecessor Company
                             Year ended       Period ended    Nine months ended
                      December 31, 2005  December 31, 2004   September 30, 2004
                       ---------------------------------------------------------

Passenger revenue

    Canada                $     3,447      $     713         $    2,236
    US Transborder              1,570            321              1,160
    Atlantic                    1,727            318              1,212
    Pacific                       934            204                650
    Other                         591            125                370
                       ---------------------------------------------------------
Total passenger revenue   $     8,269      $   1,681         $    5,628
                       ---------------------------------------------------------


Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other international destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

Property and Equipment

Air Canada is a Canadian based domestic and international carrier and while its flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment are related to operations in Canada.

16.  Commitments

In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), and Bombardier Inc. ("Bombardier") for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing

On November 9, 2005, Air Canada announced agreements with Boeing for the acquisition of up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. The 36 Boeing 777s include firm orders for 18 aircraft plus purchase rights for 18 more, in a yet-to-be determined mix of the 777 family's newest models. Delivery of the first seven 777 aircraft is scheduled for 2007, commencing in March. The 60 Boeing 787 Dreamliners includes firm orders for 14 aircraft plus options and purchase rights for an additional 46 aircraft. Air Canada's first 787 is scheduled for delivery in 2010. The Corporation has received financing commitments from Boeing and the engine manufacturer covering all firm aircraft orders for approximately 90 percent of the capital expenditure.

Embraer

The agreement with Embraer covers firm orders for 15 Embraer 175 series aircraft as well as 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models.

Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. All Embraer 175 deliveries were 80 percent financed by a third party.

The Embraer 190 series deliveries commenced in December 2005. At December 31, 2005, three of the Embraer 190 series firm aircraft orders have been completed and the remaining 42 deliveries are planned to be completed by January 2008. For the first 18 firm Embraer 190 deliveries, the Corporation has received loan commitments from a syndicate of banks and the manufacturer covering 80 percent of the capital expenditure. For the remaining 27 firm Embraer 190 deliveries, the Corporation has received loan commitments from the manufacturer covering 85 percent of the capital expenditures.

Bombardier

The agreement with Bombardier covered firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 15 Bombardier CRJ200 aircraft, all of which were delivered by the end of 2005. The agreement with Bombardier contains orders for 15 additional Bombardier CRJ200 aircraft which can be cancelled without penalty. The agreement also contains options for an additional 45 aircraft. As of February 9, 2006, no commitments have been made on the cancellable orders or on the additional options for 45 aircraft. The Corporation will also receive financing commitments of 85 percent of capital expenditures from the manufacturer on the cancellable aircraft orders should the Corporation decide to commit to acquire these aircraft.

Aircraft Reconfiguration

On November 10, 2005, Air Canada announced its intention to provide all-new seating across its entire fleet, featuring state-of-the-art lie-flat seats for its international Executive First customers. In addition, Air Canada is outfitting its Executive Class cabins on North American routes with new premium seats, and all of its Hospitality cabins fleet-wide will be reconfigured with new seats offering personal seat back entertainment systems with an increased choice of audio and video programming.

Capital Commitments

The estimated aggregate cost of the future firm deliveries as well as other capital purchase commitments approximates $6,055 excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. US dollar amounts are converted using the December 31, 2005 noon day rate of CDN$1.1659. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day LIBOR rate at December 31, 2005. Committed payments are as follows:

       2006                  $     826
       2007                      1,950
       2008                      1,213
       2009                        428
       2010                        837
    Thereafter                     801
                        ---------------
                            $    6,055
                        ---------------

Operating Lease Commitments

Future minimum lease payments under existing operating leases of aircraft and other property amount to $3,416 (December 31, 2004 $3,347) using period end exchange rates.


                                 Aircraft           Other Property

              2006               $      458             $      83
              2007                      406                    68
              2008                      335                    51
              2009                      300                    37
              2010                      259                    28
           Thereafter                 1,237                   154
                           ---------------------------------------
                                 $    2,995             $     421
                           ---------------------------------------


Lease payments for aircraft classified as capital leases and variable interest entities for accounting purposes are disclosed in note 7 "Long-Term Debt and Capital Lease Obligations".

The future minimum non-cancellable commitments under the capacity purchase agreements with unaffiliated regional carriers are $10 in 2006.

17.  Financial Instruments and Risk Management

Under its risk management policy, the Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

Interest Rate Risk Management

The Corporation enters into forward interest rate agreements, with maturities of less than 18 months, to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. During 2005, the Corporation reached a settlement with a third party related to interest rate swaps that were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute had arisen following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provided for a payment to Air Canada of US$8 related to a portion of the net payments the Corporation would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party have a fair value of $9 in favour of the Corporation on inception. As a result of these transactions, the Corporation recorded a gain of $17 net of transaction fees of $3. The swaps have a term to January, 2024 and convert lease payments related to two B767 aircraft leases consolidated under AcG-15, from fixed to floating rates. These have not been designated as hedges for accounting purposes. As at December 31, 2005, these two swaps have a fair value of $7 in favour of the Corporation.

Foreign Exchange Risk Management

The Corporation enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at December 31, 2005, the Company had entered into foreign currency forward contracts and option agreements on US$521 of future purchases in 2006. The fair value of these foreign currency contracts as at December 31, 2005 is $1 in favour of third parties. These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange. The Corporation had no foreign exchange forward contracts outstanding as at December 31, 2004.

The Corporation has entered into currency swap agreements for 16 Canadair Regional Jet (CRJ) operating leases until lease terminations between 2007 and 2011. Currency swaps for five CRJ operating leases, with third parties, were put in place on the inception of the leases and have a fair value at December 31, 2005 of $13 in favour of the third parties (2004 $12 in favour of third parties), taking into account foreign exchange rates in effect at that time. Currency swaps for 11 CRJ operating leases with third parties, have a fair value at December 31, 2005 of $3 in favour of the Corporation. These have not been designated as hedges for hedge accounting purposes. The unrealized changes in fair value have been recorded in foreign exchange gain or loss.

Fuel Price Risk Management

The Corporation enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. The Corporation had no fuel hedging agreements outstanding as at December 31, 2004. As of December 31, 2005, the Corporation had collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2006 to 2007 period. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and the Corporation uses these commodities for medium to longer term hedges. As of December 31, 2005, the majority of the Company's first quarter 2006 hedges are effectively jet fuel-based contracts. For 2006, the majority of the remainder of the Corporation's hedge positions are effectively in the form of heating oil-based contracts. The majority of the remaining hedge positions are crude oil-based contracts. Hedge accounting was applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Prior to these derivative instruments being designated as hedges for accounting purposes, an unrealized gain of $2 was recorded in other non-operating expense. The Corporation recognized a net loss of $3 as a component of fuel expense on the consolidated statement of operations. The fair value of the Company's fuel hedging agreements at December 31, 2005 was $3 in favour of third parties.

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

Statement of Financial Position Financial Instruments - Fair Values

The carrying amounts reported in the consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The fair value of the investment in US Airways is $217 as at December 31, 2005 compared with a carrying value of $87. The fair value of long-term debt and capital lease obligations as at December 31, 2005 approximates its carrying value.

18.  Contingencies, Guarantees and Indemnities

Contingencies

WestJet

Air Canada as well as Zip Air Inc. (a subsidiary of Air Canada) filed an action in the Ontario Superior Court against WestJet Airlines Ltd. ("WestJet") and seven of its current and former employees (the "Air Canada Action") arising out of their misuse of Air Canada's confidential information relating to flights and load factors from an internal web site. Air Canada successfully sought an injunction prohibiting WestJet from making further use of the confidential information. The claim seeks an order requiring WestJet to disgorge incremental revenue and profits arising from the misuse of such confidential information, damages for spoliation and punitive damages aggregating in excess of $220. WestJet and Mark Hill, founding member and former Vice President of Strategic Planning for WestJet, have each counterclaimed against Air Canada, Zip Air Inc. (the "WestJet Counterclaims"), IPSA (security firm engaged by Air Canada) and two of the latter's employees alleging trespass and illegal access and use of confidential information of WestJet and Mark Hill. The WestJet Counterclaims are for $10 plus certain other unquantified damages. In addition, WestJet filed a separate lawsuit against Air Canada, Zip Air Inc., and certain of their present and former officers (the "WestJet Action") alleging abuse of process, tortious litigation and conspiracy to injure WestJet. The amount claimed in the WestJet Action is $30 plus other unquantified damages.

By Order dated May 25, 2005, upon a motion to dismiss filed by Air Canada and Zip Air Inc. the Honourable Justice Nordheimer of the Ontario Superior Court of Justice dismissed the WestJet Action. An appeal of this decision is pending. The Air Canada Action and the WestJet Counterclaims are still at a preliminary stage. Document production is ongoing and examinations on discovery have been set to start in May 2006.

It is the opinion of Management that the claims and counterclaims of WestJet and Mark Hill are without merit and further that the resolution of these lawsuits will not have a material adverse effect on the Corporation's consolidated financial position. The outcome of these claims and counterclaims cannot be determined at this point and the financial statements do not include any amounts related to these claims or counterclaims.

Pay Equity

Complaints filed in 1991 and 1992 with the Canadian Human Rights Commission against Air Canada and the former Canadian Airlines International on behalf of flight attendants at the two airlines alleging discrimination in negotiated wages were referred to the Canadian Human Rights Tribunal in 1996 for inquiry. By agreement of all parties, the inquiry before the Tribunal was limited to whether flight attendants at each airline were in the same establishment as pilots and technical operations personnel. Under the applicable legislation, a complaint can only compare the value of employees work and their wages if they work in the same establishment. In December 1998 the Tribunal found that pilots, flight attendants and technical operations personnel were in different establishments at each airline. This decision was upheld on judicial review by the Federal Court Trial Division, but overturned by the Federal Court of Appeal in 2004. The Supreme Court of Canada in January 2006 dismissed Air Canada's appeal from this latter decision and has remitted the complaints to the Commission for investigation. The value of each employee group's work will be assessed on the basis of the skill, effort and responsibility it demands as well as the conditions under which it is performed. During the restructuring under CCAA, it was agreed that any resolution of the complaints would have no retroactive financial impact prior to September 30, 2004.

Air Canada, upon consultation with legal counsel, considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act.

Other

Various other lawsuits and claims, including claims filed by various of the Company's labour groups, are pending by and against the Corporation and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of the Corporation.

Claims against the Predecessor Company, whether filed or unfiled, for events that occurred before April 1, 2003 and in certain cases up to September 30, 2004 (as described in note 19) have been compromised and discharged pursuant to the CCAA Plan and Sanction Order.

Guarantees

Residual Value Guarantees in Aircraft Leasing Agreements

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases (refer to note 19), the difference between the amended rents from the restructuring arrangements and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees in Fuel Facilities Arrangements

The Corporation participates in fuel facilities arrangements, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the Land Rights under the land lease. The aggregate debt of the five Fuel Facilities Corporations in Canada that have not been consolidated by the Corporation under AcG-15 is approximately $87 as at December 31, 2005, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote. Each Contracting Airline shares pro rata, based on system usage, in the guarantee of this debt.

Under the terms of its land leases, the Fuel Facilities Corporations have an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated, the Corporation has recorded an obligation of $2 ($12 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

Indemnification Agreements

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

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

In technical service agreements entered into with certain types, and a limited number, of customers, such as financing parties (typically aircraft lessors that require technical services prior to leasing the aircraft), the Corporation exceptionally indemnifies the customer, usually up to an agreed-upon indemnity threshold, against liabilities that arise from the Corporation's negligence.

When the Corporation, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, the Corporation has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or wilful misconduct.

Under its general by-laws, the Corporation has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance for most tort liabilities and certain related contractual indemnities described above.

19.  The Plan and Other Restructuring Arrangements

The Plan

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and US proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., Zip Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Air Canada Vacations, Aeroplan, Maple Leaf Holdings USA Inc. and Destina.ca Inc. were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

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

The confirmed Plan provided for the following:

     o A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following operating subsidiaries of ACE: Air Canada, Air Canada Cargo, Air Canada Groundhandling, Air Canada Vacations, Destina.ca Inc., AC Online Limited Partnership, Aeroplan, Jazz, and ACTS.

     o The affected unsecured creditors' claims were settled, compromised and released in exchange for 46,250,000 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). Additional information on the share capital of ACE is described in note 12. In accordance with the Plan, shares were held in escrow pending resolution of disputed unsecured claims. Once claims were resolved, the disbursing agent distributed the shares in accordance with the provisions of the Plan with the exception of 27,927 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental obligations. None of these shares held in escrow will return to ACE or any of its subsidiaries.

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

Prior to filing for CCAA on April 1, 2003, the Predecessor Company had payment and purchase obligations in respect of two B747 aircraft with GECC. As a condition of the GRA, on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63, from GECC for an aggregate amount of $353. GECC provided financing in the amount of US$50, of which US$25 was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft, and the remainder was repaid in January 2005 upon the sale of the second aircraft. The difference of $290 was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 has been classified as a cash flow used for the operating activities of ACE.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. The terms and conditions of this Exit Facility are set out in note 7. Cash proceeds received under the Exit Facility were reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, ACE provided cash collateralization of certain outstanding letters of credit totalling $21. This amount is recorded under other assets. The Corporation further paid an amount of $45 to GECC related to restructuring certain obligations with GECC. An amount of $37 has been allocated to certain ongoing lease arrangements and $8 to standby financing with GECC in the Corporation. As a result of this payment, the warrants as outlined in the GRA were not issued.

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

Investment Agreement

In accordance with an investment agreement (the "Investment Agreement") with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, "Cerberus"), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 before expenses of $12. See note 12 for further details related to the Convertible Preferred Shares.

Pension Plan Arrangements

 On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of the pension plan trustee. See note 9 for further details on these notes.

20.  Fresh Start Reporting

ACE applied fresh start reporting on September 30, 2004. As a result, all consolidated assets and liabilities of the Corporation have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700, net of contributed surplus of $175 was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Corporation have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Corporation's Shareholders' Equity was $186.


                                            Air Canada                                                               ACE
                                            Predecessor                                                            Successor
                                             Company -                                              Equity and      Company -
                                           September 30,       Plan of        Fresh Start      Other Financing    September 30,
                                               2004         Arrangement (a)    Reporting (f)     Transactions         2004
                                         ---------------   --------------   ---------------     --------------    -------------
ASSETS

Current assets
   Cash and cash equivalents                $       957       $     -         $        -        $       227 (b)    $      1,939
                                                                                                        852 (c)
                                                                                                        238 (d)
                                                                                                       (335)(e)
   Restricted cash                                   62             -                  -                  -                  62
   Accounts receivable                              723             -                  -                  -                 723
   Spare parts, materials and supplies              190             -                 11                  -                 201
   Prepaid expenses                                 129             -                 10                  -                 139
                                         ---------------   -----------      ------------     --------------     ---------------
                                                  2,061             -                 21                982               3,064

Property and equipment                            3,749             -               (149)                64               3,664

Deferred charges                                  3,175             -             (3,033)                19                 161

Goodwill                                            510             -               (510)                 -                   -

Intangible assets                                   158             -               2,561                 -               2,719

Other assets                                        443             -               (343)                 -                 100
                                         ---------------   -----------      ------------     --------------     ---------------

TOTAL ASSETS                                  $  10,096       $     -         $   (1,453)          $  1,065        $      9,708
                                         ---------------   -----------      ------------     --------------     ---------------

LIABILITIES

Liabilities not subject to compromise

  Current liabilities
   Accounts payable and accrued
   liabilities                             $      1,199       $     -         $      112           $      -        $      1,311
   Advance ticket salesand loyalty
   program deferred revenues                        861             -                268                  -               1,129
   Current portion of long-term debt
   and capital lease obligations                    558             -               (319)                 -                 239
                                         ---------------   -----------      ------------     --------------     ---------------
                                                  2,618             -                 61                  -               2,679

  Long-term debt and capital lease
   obligations                                    1,425             -                789                303               2,517

  Convertible preferred shares                        -             -                  -                127                 127

  Future income taxes (h)                             8             -                235                  -                 243

  Pension and other benefit
  liabilities (g)                                 1,072             -              1,296                                  2,368

  Other long-term liabilities                     1,284             -                304                                  1,588

  Deferred credits                                  758             -               (424)              (334)                  -
                                         ---------------   -----------      ------------     --------------     ---------------
                                                  7,165             -              2,261                 96               9,522

Liabilities subject to compromise (i)             7,981        (7,981)                 -                  -                   -
                                         ---------------   -----------      ------------     --------------     ---------------
                                                 15,146        (7,981)             2,261                 96               9,522
                                         ---------------   -----------      -------------     --------------     ---------------

SHAREHOLDERS'  EQUITY

Share capital and other equity                      967           925             (2,525)               852                 186
                                                                 (125)                                  117
                                                                  (25)                 -
Contributed surplus                                  25           150               (175)                 -                   -
Deficit                                          (6,042)        7,056             (1,014)                 -                   -
                                         ---------------   -----------     -------------     --------------     ---------------
                                                 (5,050)        7,981             (3,714)               969                 186
                                         ---------------   -----------     -------------     --------------     ---------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                     $     10,096       $     -         $   (1,453)          $  1,065       $       9,708
                                         ---------------   -----------     -------------     --------------     ---------------


The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 19:

     a)   Implementation of the Plan.
     b)   Implementation of the Exit Facility under the GRA.
     c) Issuance of shares for cash under the Rights Offering and the Standby Purchase Agreement.
     d) Issuance of Convertible Preferred Shares for cash under the Investment Agreement.
     e) Implementation, under the GRA, of the purchase of two B747 aircraft with GECC and the payment of $45 to GECC related to restructuring certain obligations with GECC.
     f)   Comprehensive revaluation of assets and liabilities.
     g) The effect of the issuance of the subordinated security promissory notes described in note 9 is also included within the fair value of the obligation for pension benefits as at September 30, 2004.
     h) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles with a fair value as at the date of fresh start reporting of approximately $1,431, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.
     i) Liabilities subject to compromise as accrued by the Applicants totalled $7,981. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

21.  Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the nine months ended September 30, 2004 amounted to $85 and relate mainly to the payment of professional fees. Reorganization and restructuring items are nil in 2005 as no charges have been recorded in the Corporation. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company.


                                                     Predecessor Company
                                                        Nine Months
                                                           Ended
                                                       September 30,
                                                            2004
                                                     -----------------

Repudiated and renegotiated leases and contracts (a)    $      529

Labour related items (b)                                       279

Foreign exchange adjustments on compromised debt               (84)

Professional fees                                              158

Interest income on accumulated cash (c)                        (17)

Other                                                            6

                                                     -----------------
 Reorganization and restructuring items, net            $      871
                                                     -----------------


a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items of $279 during the nine months ended September 30, 2004 include voluntary and involuntary severance programs accruals of $117 as well as $162 of amortization on the estimated compromised claim related to the Predecessor Company's employee groups. Refer to note 10 Other long-term liabilities for additional information on these and other labour related restructuring provisions.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, is reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

22.      Condensed Combined Financial Statements

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings. The following are the condensed combined Statement of Operations and Statement of Cash Flow of the entities of the Predecessor Company that were in CCAA for the nine months ended September 30, 2004. Included in the Statement of Operations for the nine months ended September 30, 2004 are intercompany revenues of $301 and expenses of $184 with non-Applicants.

Condensed Combined Statement of Operations
-------------------------------------------------------------------------------
                                                            Predecessor Company
                                                              Nine Months Ended
                                                              September 30, 2004
                                                            --------------------

   Operating revenues                                          $         6,581
   Operating expenses                                                    6,596
                                                            -------------------
   Operating loss before reorganization and
   restructuring items                                                     (15)
   Reorganization and restructuring items (note 21)                       (871)
   Net interest expense                                                   (171)
   Loss on sale of assets                                                  (74)
   Other non-operating income, including equity income                     129
                                                            -------------------

   Loss before foreign exchange on non-compromised long-term
     monetary items and income taxes                                    (1,002)
   Foreign exchange on non-compromised long-term
   monetary items                                                          107
                                                            -------------------
   Loss before income taxes                                               (895)
   Provision for income taxes                                                -
                                                             -------------------
   Loss for the period                                         $          (895)
                                                            -------------------


Condensed Combined Statement of Cash Flow
--------------------------------------------------------------------------------

                                                              Nine Months Ended
                                                              September 30, 2004
                                                            -------------------

   Net cash provided by operating activities                   $           320
   Financing
     Aircraft related borrowings                                           233
     Reduction of long-term debt and capital lease obligations            (358)
     Drawdown on GE DIP financing                                          300
     Credit facility borrowings                                             80
                                                            -------------------
                                                                           255
                                                             -------------------
   Investing
     Additions to property and equipment                                  (320)
     Proceeds from sale of assets                                            1
                                                            -------------------
                                                                          (319)
                                                            -------------------
   Increase in cash and cash equivalents                                   256
   Cash and cash equivalents, beginning of period                          697
                                                            -------------------
   Cash and cash equivalents, end of period                    $           953
                                                            -------------------

23.  ACE Aviation Holdings Inc. / Air Canada
     Differences Between Generally Accepted Accounting Principles in Canada and the United States
     (Canadian dollars - millions except per share data)

The consolidated financial statements of the Corporation (and Predecessor Company) have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting statements of operations and retained earnings, financial position, and cash flows as well as additional disclosures required by US GAAP.

As outlined in notes 1, 2, 19 and 20, Air Canada emerged from creditor protection on September 30, 2004 and became a subsidiary of ACE Aviation Holdings Inc.


                                                                                                       Predecessor
                                                                    Successor Company                    Company
                                                              Year ended          Period ended      Nine months ended
                                                             December 31,          December 31,       September 30,
                                                         ------------------------------------------------------------------
                                                                2005                  2004                  2004
                                                         ------------------------------------------------------------------

Income (loss) for the period in accordance with
Canadian GAAP                                              $     258            $      15              $   (895)

Aircraft introduction costs (1)                                    -                    -                     5
Derivative instruments (2)                                       (11)                   -                   (32)
Residual value guarantee adjustment (3)                            -                    -                    14
Pension valuation allowance (4)                                    -                    -                    (6)
Pre-operating costs (5)                                            -                    -                     6
Convertible securities (6)                                        41                  (99)                    -
Variable interest entity adjustment (7)                            -                   35                    11
Amortization of intangible assets (8)                             (3)                   -                     -
Goodwill impairment (8)                                          (12)
Aeroplan dilution gain reduction (8)                             (82)
Gain on discharge of compromised liabilities (12)                  -                    -                 7,056
Fresh start reporting (12)                                         -                    -                (1,501)
                                                         ------------------------------------------------------------------
Income adjustments for the period before the following           (67)                 (64)                5,553

Cumulative effect of change in accounting policy -
Variable interest entity adjustment (7)                            -                    -                  (178)
Income tax adjustment (8)                                         19                   (2)                    -
Non-controlling interest - Variable interest entity                -                   (2)                   (5)
                                                         ------------------------------------------------------------------
Respective period income adjustments                             (48)                 (68)                5,370
                                                         ------------------------------------------------------------------
Income (loss) for the period in accordance with US GAAP          210                  (53)                4,475
                                                         ------------------------------------------------------------------
Minimum pension liability adjustment, net of tax of $82(4)         (162)                  (2)                   (2)

Available-for-sale securities, net of tax of $22 (11)            108                    -                     -

Fresh start reporting (12)                                         -                    -                   491
                                                         ------------------------------------------------------------------
Comprehensive income (loss) for the period in
accordance with US GAAP                                    $     156            $     (55)             $  4,964
                                                         ------------------------------------------------------------------

Earnings (loss) per share - US GAAP
- Basic                                                    $    1.94            $   (0.65)             $  38.27
- Diluted                                                  $    1.84            $   (0.65)             $  33.05


                                                         Successor Company

                                                  December 31,     December 31,
                                                      2005             2004
Property and equipment
Balance under Canadian GAAP                     $     5,494         $   3,684
Variable interest entity adjustment  (7)                  -             1,417
                                                ------------------------------
Balance under US GAAP                           $     5,494         $   5,101
                                                ==============================
Deferred charges
Balance under Canadian GAAP                     $       145         $     167
Deferred finance charges (6)                             (2)               (6)
Variable interest entity adjustment (7)                   -               (15)
                                                ------------------------------
Balance under US GAAP                           $       143         $     146
                                                ==============================
Goodwill
Balance under Canadian GAAP                     $         -         $      -
Goodwill (8)                                          1,452             1,583
                                                ------------------------------
Balance under US GAAP                           $     1,452         $   1,583
                                                ==============================
Intangible Assets
Balance under Canadian GAAP                     $     2,462         $   2,703
Variable interest entity adjustment (7)                  -                (39)
Goodwill (8)                                            146                11
                                                ------------------------------
Balance under US GAAP                           $     2,608         $   2,675
                                                ==============================
Other assets
Balance under Canadian GAAP                     $       392         $     137
Derivative Instruments (2)                              (11)
Variable interest entity adjustment (7)                   -               111
Available for sale securities (11)                      130                 -
                                                ------------------------------
Balance under US GAAP                           $       511         $     248
                                                ==============================
Current portion of long-term debt
Balance under Canadian GAAP                     $       265         $     218
Variable interest entity adjustment (7)                   -                77
                                                ------------------------------
Balance under US GAAP                           $       265         $     295
                                                ==============================
Long-term debt and capital lease obligations
Balance under Canadian GAAP                     $     3,543         $   2,328
Variable interest entity adjustment (7)                  -              1,230
Convertible securities (6)                               22                 -
                                                ------------------------------
Balance under US GAAP                           $     3,565         $   3,558
                                                ==============================
Convertible preferred shares
Balance under Canadian GAAP                     $       148         $     132
Reclassification of preferred shares (6)               (148)             (132)
                                                ------------------------------
Balance under US GAAP                           $         -         $       -
                                                ==============================
Pension and other benefit liabilities
Balance under Canadian GAAP                     $     2,154         $   2,344
Minimum pension liability adjustment (4)                246                 2
                                                ------------------------------
Balance under US GAAP                           $     2,400         $   2,346
                                                ==============================

                                                           Successor Company
                                                     December 31,   December 31,
                                                           2005          2004
Future income taxes
Balance under Canadian GAAP                              $   221     $     243
Goodwill (8)                                                  22             -
                                                         ---------------------
Balance under US GAAP                                    $   243     $     243
                                                         =====================

Other long-term liabilities
Balance under Canadian GAAP                              $ 1,399     $   1,520
Convertible preferred shares - embedded derivative (6)       165           180
Convertible notes - embedded derivative (6)                   64             -
Variable interest entity adjustment (7)                        -          (156)
                                                         ---------------------
Balance under US GAAP                                    $ 1,628     $   1,544
                                                         =====================

Minority interest
Balance under Canadian GAAP                              $   203     $       -
Variable interest entity adjustment (7)                        -           178
                                                         ---------------------
Balance under US GAAP                                    $   203     $     178
                                                         =====================

Temporary equity
Balance under Canadian GAAP                              $     -     $       -
Reclassification of convertible preferred shares (6)         182           167
                                                         ---------------------
Balance under US GAAP                                    $   182     $     167
                                                         =====================

Shareholders' equity

Balance under Canadian GAAP                              $ 1,168     $     203
Convertible securities (6)                                   (20)           (5)
Reclassification of convertible preferred shares and
convertible notes (6)                                       (209)         (117)
Variable interest entity adjustment (7)                       -            112
Goodwill recorded at fresh start (8)                       1,596         1,596
Current year income adjustments                              (48)          (68)
Current year adjustments for comprehensive income
    Minimum pension liability adjustment, net of tax
    of $82 (4)                                              (162)           (2)
    Available for sale securities, net of tax of $22 (11)    108
Cumulative prior year adjustments for:
     Future income tax                                        (2)            -
     Convertible securities                                  (99)            -
Comprehensive income
     Minimum pension liability adjustment (5)                 (2)            -
                                                         ---------------------
Balance under US GAAP                                    $ 2,330     $   1,719
                                                         =====================


                                                                                              Predecessor
                                                         Successor Company                      Company
                                                   Year ended            Period ended       Nine Months ended
                                                     December 31         December 31         September 30
                                                      2005                2004                   2004
                                                 -------------------------------------------------------------

Cash flows from (used for)

Operating  - Canadian GAAP                          $     675           $    (426)          $      360

Addback: principal repayments on variable
interest entities and lease accounting                      -                  10                   59
                                                 ------------------------------------------------------------

Operating  - US GAAP                                      675                (416)                 419

Financing  - Canadian GAAP                                801               1,251                  253

Less: principal repayments on variable interest
entities and lease accounting                               -                 (10)                 (59)
                                                 ------------------------------------------------------------

Financing  - US GAAP                                      801               1,241                  194

Investing                                              (1,392)               (301)                (140)
                                                 ------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           84                 524                  473

Cash and cash equivalents, beginning of period          1,481                   -                  484

Cash and cash equivalents transferred
  to the Successor Company                                  -                 957                 (957)
                                                 ------------------------------------------------------------

Cash and cash equivalents, end of period            $   1,565           $   1,481           $       -
                                                 ------------------------------------------------------------


1.   Aircraft Introduction Costs

Under Canadian GAAP, the Predecessor Company deferred and amortized aircraft introduction costs. Under US GAAP, these costs are expensed as incurred. The Corporation expenses aircraft introduction costs as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $5 for the nine months ended September 30, 2004.

2.   Derivative Financial Instruments

Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company have elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

Effective January 1, 2004 under Canadian GAAP, derivative instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income. As a result of the application of fresh start reporting, this deferred credit was valued at nil in the Corporation.

As described in note 2, under Canadian GAAP, derivatives under the fuel-hedging program are designated as hedges for accounting purposes and hedge accounting is being applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is used. The Corporation has elected not to designate any derivatives under the fuel-hedging program as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income. The adjustment of $11 reflects recording of the fair value of outstanding derivative contracts of $3 in favour of third parties and the write-off of the asset recorded under Canadian GAAP of $8.

3.   Residual Value Guarantees under Operating Leased Aircraft

Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999, whereas under US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further, under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996. In the Corporation, all aircraft lease agreements with residual value guarantees are consolidated under the Variable Interest Entity adjustment described under note 2. The adjustment for the nine months ended September 30, 2004 relates to the amortization of the previous accrual of the residual value guarantee on renegotiated leases where the residual value guarantee has been removed.

4.   Employee Future Benefits

Under Canadian GAAP, if the accumulated benefit obligation related to employee pensions exceeds the fair value of plan assets, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. A valuation allowance is not permitted under US GAAP. For defined benefit plans, US GAAP requires the unfunded accumulated benefit obligation to be recorded as additional minimum liability. The excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost is recorded in other comprehensive income.

5.   Pre-operating Costs

Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $6 for the nine months ended September 30, 2004. Under Canadian GAAP, all deferred pre-operating costs were eliminated upon the application of fresh start reporting. No amounts have been deferred under Canadian GAAP in ACE.

6.   Convertible Securities

Preferred Shares

Under Canadian GAAP, as described in note 12, the convertible preferred shares issued in 2004 are presented as a compound instrument. At the date of issuance, the value ascribed to the holder's conversion option, which is presented in equity was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately as an other long-term liability at its fair value of $165 as at December 31, 2005 ($180 as at December 31, 2004). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in temporary equity as the conditions of redemption are not solely within the control of the Corporation. The adjustment to deferred charges reflects applying the direct costs of issuance, recorded in deferred charges under Canadian GAAP, against the amount recorded in temporary equity.

For the convertible preferred shares, the changes in the fair value of the embedded derivative are included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to retained earnings. The change in the fair value of the embedded derivative includes the 5% accretion per annum on the convertible preferred shares.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $17 (September 30, 2004 - nil; December 31, 2004 - $5); change in the fair values of the embedded derivative amounted to a decrease of $15 (2004 - increase of $104 in the Corporation, Predecessor - nil); and the amount charged to retained earnings under US GAAP of $20 (2004 - $5 in the Corporation, Predecessor - nil).

Convertible Notes

Under Canadian GAAP, as described in note 7, the convertible notes issued in April 2005 are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance, of $71. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects the decrease to the liability related to the fair value of the embedded derivative amounting to $7 and a reduction to interest expense of $2.

7.   Variable Interest Entities

As discussed in note 1, under Canadian GAAP, Accounting Guideline 15 - Consolidation of Variable Interest Entities ("AcG-15") was adopted on January 1, 2005. There are no significant differences between AcG-15 and Interpretation No. 46R - Consolidation of Variable Interest Entities ("FIN 46R") that affect the Corporation's GAAP reconciliation. As a result, this reconciling difference is no longer applicable.

The adjustment for the period ended December 31, 2004 of $33, reflects depreciation expense of $24, interest expense of $24, a foreign exchange gain of $53 and a non-controlling interest charge of $2 offset by the reversal of aircraft rent expense of $30. The adjustment for the nine months ended September 30, 2004 of $6, reflects depreciation expense of $73, interest expense of $80, a foreign exchange gain of $30 and a non-controlling interest charge of $5 offset by the reversal of aircraft rent expense of $134.

Upon the application of fresh start reporting, the assets and liabilities of the VIEs consolidated by the Corporation were adjusted to fair value, resulting in certain differences between the amounts reported by the VIE and the amounts reported in the consolidated statement of financial position.


8.   Fresh Start Reporting and Goodwill

Under Canadian GAAP, the effects of the fresh start reporting adjustments, including the settlement of the compromised debt, are accounted for as a capital transaction and recorded within shareholders' equity. Under US GAAP, the effect of the fresh start reporting adjustments, including the settlement of the compromised debt, are reflected in the statement of operations.

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Corporation's equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Corporation. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce of the fair value of the respective reporting unit below the carrying amount.

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

The adjustment for 2005 includes:
     o a cumulative increase to intangible assets of $149, less amortization expense of $3;
     o    an increase to future income tax liabilities of $22;
     o a cumulative reduction to goodwill of $144, including a goodwill impairment loss of $12 recorded during 2005 related to goodwill recorded in a reporting unit within the Transportation Services segment, and an Aeroplan dilution gain adjustment of $82 and tax adjustment of $22 as described further below;
     o    a reduction of future income tax expense of $19;
     o a decrease to tax expense recorded in Other Comprehensive Income of $60; and
     o    a cumulative retained earnings adjustment of $(2).

For the period ended December 31, 2004, the Corporation recorded an increase of $11 to intangibles, a reduction of $13 to goodwill and a tax expense of $2.

As described in note 13, under Canadian GAAP, ACE has recorded a dilution gain of $190 as a result of the dilution of its interest in Aeroplan LP. Under US GAAP, the dilution gain is reduced by $82 as a result of the 14.4% disposal of the goodwill that was allocated to the Predecessor LP at fresh start reporting. In addition, the future income tax expense of $28 as reported under Canadian GAAP is reduced by $22 to $6 as a result of the disposal of goodwill. For US GAAP purposes the dilution gain of $108 less tax of $6 is classified as an extraordinary gain. Under US GAAP the calculation of earnings per share is disclosed before extraordinary gains.


9.   Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive loss as at December 31, 2005 is $116 less net tax of $60 ($2 at December 31, 2004). For the periods presented, under Canadian GAAP, the Predecessor and the Corporation were not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under item 4 and unrealized gains/losses on available for sale securities described under item 10.

10.  Available-for-sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Under US GAAP, an unrealized gain of $130 less tax of $22 has been recorded as a separate component of shareholders' equity and included in comprehensive income, to reflect the fair value of the US Airways investment of $217 at December 31, 2005.

11.  Earnings per share


                                                               Successor Company               Predecessor Company
                                                    Year ended            Period ended           Nine Months ended
                                                   December 31            December 31              September 30
                                             ----------------------------------------------------------------------
Numerator:                                             2005                   2004                   2004
                                             ----------------------------------------------------------------------

    Numerator for basic earnings per share:
     Income (loss)                                $     210             $      (53)              $   4,475
     Accretion of convertible preferred
     shares                                             (20)                    (5)                      -
     Settlement of convertible debentures                 -                      -                     125
                                             ----------------------------------------------------------------------
     Adjusted numerator for income (loss)
     per share                                          190                    (58)                  4,600
    Effect of potential dilutive securities:
     After tax income from:
     Convertible preferred shares                        11                      3                       -
     Convertible notes                                   15
     Convertible subordinated debentures                  -                      -                       -
    Add back anti-dilutive impact                       (15)                    (3)                      -
                                             ----------------------------------------------------------------------
Adjusted income (loss) for diluted earnings
per share                                         $     201             $      (58)              $   4,600
                                             ----------------------------------------------------------------------
Denominator:
    Denominator for basic earnings per
    share:
     Weighted-average shares                             98                     89                     120
                                              ---------------------------------------------------------------------
     Effect of potential dilutive
     securities:
        Stock options                                     1                      1                       -
        Convertible preferred shares                     10                      9                       -
        Convertible notes                                 5                      -                       -
        Class A non-voting preferred shares               -                      -                      10
        Convertible subordinated debentures               -                      -                       9
                                             ----------------------------------------------------------------------
                                                         16                     10                      19
     Add back anti-dilutive impact                       (5)                   (10)                      -
                                             ----------------------------------------------------------------------
Denominator for diluted earnings per share:
    Adjusted weighted-average shares                    109                     89                     139
                                             ----------------------------------------------------------------------
Basic earnings (loss) per share                   $    1.94             $    (0.65)              $   38.27
                                             ----------------------------------------------------------------------
Diluted earnings (loss) per share                 $    1.84             $    (0.65)              $   33.05
                                             ----------------------------------------------------------------------


Income (loss) per share before
extraordinary item (8) and cumulative
effect of change in accounting principle          $    0.90             $    (0.65)              $   39.75
Impact of:
    Extraordinary item (8)                             1.04                      -                      -
    Cumulative effect of change in
    accounting principle                                  -                      -                   (1.48)
                                             ---------------------------------------------------------------------
Income (loss) per share                           $    1.94             $    (0.65)              $   38.27

Income (loss) per share, assuming dilution,
before extraordinary item (8) and
cumulative effect of change in accounting
principle                                         $    0.88             $    (0.65)              $   34.32
Impact of:
    Extraordinary item (8)                             0.96                      -                       -
    Cumulative effect of change in
    accounting principle                                  -                      -                   (1.28)
                                             ---------------------------------------------------------------------
Income (loss) per share, assuming dilution        $    1.84             $    (0.65)              $   33.05




12.  Supplementary Information under US GAAP

In the opinion of Management, the consolidated financial statements prepared in accordance with Canadian GAAP and the US GAAP information included in this note reflect adjustments, consisting of normal recurring accruals, except for adjustments referred to above under FIN 46R - Consolidation of Variable Interest Entities and Fresh Start Reporting, which are necessary to present fairly the Corporation and Predecessor Company's financial position, results of operations and cash flows for the periods indicated.

Fresh start reporting

Note 20 describes the impact of fresh start reporting under Canadian GAAP.

For US GAAP, it was determined that the Corporation's reorganization value was $11,753 as at September 30, 2004. The reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement. The reorganization value does not include proceeds received from new investors outlined in note 19. The reorganization value was determined with reference to the value established under the Rights Offering.

The fair values of the consolidated assets and liabilities of the Corporation have been based on Management's best estimates and on valuation techniques as of September 30, 2004.

The effect of the Plan and other transactions on the Predecessor Company's consolidated balance sheet, as of September 30, 2004, is outlined in the table below and consists of the following components:

Plan of Arrangement:

     o Extinguishment of compromised liabilities of approximately $7,981 by the issuance of common shares of the Corporation with a value of $925, resulting in a gain on extinguishment of debt in the amount $7,056 included in the statement of operations under US GAAP.

     o Certain preferred shares with a carrying value of $125 were settled for a nominal amount resulting in a gain of $125 included as a credit to deficit.

     o Exchange of the existing common shares of the Predecessor for new common stock of the Corporation resulting in a reduction of common stock by $817 and an increase in contributed surplus by $817.

Financing and Other Post-Emergence Transactions:

     o The Rights Offering and Standby Purchase Agreement generated net proceeds of $852 in exchange for share capital. The Investment Agreement, as described in note 19, provided net cash proceeds of $238. As the convertible preferred shares include an embedded derivative, $76 was included in liabilities and $162 in temporary equity. Additional funds were received under the Exit Facility as described in note 19 under the Global Restructuring Agreement providing cash of $227, net of costs of $13. Implementation of components of the Global Restructuring Agreement (other than the Exit Financing) resulting in a net cash outlay of $323, issuance of additional debt amounting to $63, acquisition of aircraft for $64 and settlement of certain obligations related to leases totalling $334. In addition, fees to the Corporation's advisors of $12 were paid on emergence.

Fresh Start Reporting:

     o Fresh start adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor Company, fresh start reporting resulted in a loss of $1,501 reported in income and a gain of $491 reported in comprehensive income.



                                            Air Canada                                                                      ACE
                                            Predecessor                                                                  Successor
                                             Company -                                                 Equity and     OtherCompany -
                                           September 30,          Plan of        Fresh Start          Financing       September 30,
                                               2004            Arrangement        Reporting          Transactions         2004
                                         -------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and cash equivalents                $       957        $       -        $         -           $      227      $     1,939
                                                                                                             852
                                                                                                             238
                                                                                                            (335)
   Restricted cash                                   62                -                  -                    -               62
   Accounts receivable                              723                -                  -                    -              723
   Spare parts, materials and supplies              190                -                 11                    -              201
   Prepaid expenses                                 129                -                 10                    -              139
                                            ------------       ----------       ------------          -----------      ----------

                                                  2,061                -                 21                  982            3,064

Property and equipment                            5,497                -               (456)                  64            5,105
Deferred charges                                  2,661                -             (2,526)                  13              148
Goodwill                                            220                -              1,376                    -            1,596
Intangible assets                                   158                -              2,521                    -            2,679
Other assets                                      1,166                -               (946)                   -              220
                                            ------------       ----------       ------------          -----------      ----------
TOTAL ASSETS                                $    11,763        $       -        $       (10)          $    1,059      $    12,812
                                            ------------       ----------       ------------          -----------      ----------

LIABILITIES

Liabilities not subject to compromise

  Current liabilities
   Accounts payable and accrued
   liabilities                              $     1,288        $       -        $        23           $        -      $     1,311
   Advance ticket sales and loyalty
   program deferred revenues                        861                -                268                    -            1,129
   Current portion of long-term debt
   and capital lease obligations                    558                -               (230)                   -              328
                                            ------------       ----------       ------------          -----------      ----------
                                                  2,707                -                 61                    -            2,768

  Long-term debt and capital lease
  obligations                                     2,777                -                726                  303            3,806
  Future income taxes                                 8                -                235                    -              243
  Pension and other benefit
  liabilities                                     2,036                -                332                    -            2,368
  Other long-term liabilities                     1,192                -                245                   76            1,513
  Minority Interest                                 344                -               (169)                   -              175
  Deferred credits                                  764                -               (430)                (334)               -
                                            ------------       ----------       ------------          -----------      ----------
                                                  9,828                -              1,000                   45           10,873

Liabilities subject to compromise                 7,981           (7,981)                 -                    -                -
                                            ------------       ----------       ------------          -----------      ----------
                                                 17,809           (7,981)             1,000                   45           10,873
                                            ------------       ----------       ------------          -----------      ----------

Temporary Equity                                    125             (125)                 -                  162              162

SHAREHOLDERS'  EQUITY

Share capital and other equity                      817              925               (792)                 852            1,777
                                                                     (25)
Contributed surplus                                  25              150               (175)                   -                -
Deficit                                          (6,522)           7,056               (534)                   -                -
Other Comprehensive Loss                           (491)                                491                    -                -
                                            ------------       ----------       ------------          -----------      ----------
                                                 (6,171)           8,106             (1,010)                 852            1,777
                                            ------------       ----------       ------------          -----------      ----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                      $    11,763        $       -        $       (10)          $    1,059        $  12,812
                                            ------------       ----------       ------------          -----------      ----------



Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 are as follows:


                                            2005        2004
                                         ------------------------
Trade payables                            $   356     $   408
Accrued liabilities                           192         224
Payroll related liabilities                   508         404
Other                                         299         161
                                         ------------------------
                                          $ 1,355     $ 1,197
                                         ------------------------


Pension plans

Under US GAAP, the accrued benefit obligation for the defined benefit pension plans as at December 31, 2005 is $11,959 (2004- $10,283).

Consolidated statement of operations

The components of depreciation, amortization and obsolescence for the periods presented below are as follows:


                                                                                                 Nine months
                                                    Year ended            Period ended              ended
                                                   December 31,           December 31,           September 30,
                                                       2005                  2004                   2004
                                              --------------------   -------------------    -------------------
Depreciation of tangible assets                  $     374              $     89              $     332
Amortization of intangible assets                       98                    17                     39
Obsolescence provision on spare parts
  materials and supplies                                13                     3                     14
                                              --------------------   -------------------    -------------------
                                                 $     485              $    109              $     385
                                              --------------------   -------------------    -------------------



The components of other operating expenses for periods presented below are as follows:

                                                                                          Nine months
                                                                                             ended
                                              Year ended            Period ended          September 30,
                                          December 31, 2005       December 31, 2004          2004
                                           ----------------    --------------------    -------------------
Terminal handling and services                $     201             $     47              $     146
Building rent and maintenance                       125                   31                     93
Flight and cabin crew expense                       121                   28                     89
Credit card fees                                    158                   28                     97
Miscellaneous fees and services                     104                   22                     58
Advertising and promotion (a)                        75                   25                     70
Customer maintenance and materials                   82                   28                     55
Other                                               714                  149                    493
                                          -------------       --------------         --------------
                                              $   1,580             $    358             $    1,101
                                          -------------       --------------         --------------



     a) Advertising and promotion costs are expensed when incurred.

Rent Expense

Rent expense, including aircraft rent, building and other equipment rentals, amounts to $557 ($113 for the period ended December 31, 2004 under the Corporation and $484 for the nine months ended September 30, 2004 under the Predecessor Company)

Capital lease commitments

As at December 31, 2005, obligations under capital leases for future minimum lease payments are as follows:


2006                                         $           240
2007                                                     263
2008                                                     248
2009                                                     151
2010                                                     142
Thereafter                                               945
                                            ----------------
Total minimum lease payments                           1,989
Less amount representing interest                       (624)
                                            ----------------
Total obligations under capital lease        $         1,365
                                            ----------------

Valuation and Qualifying Accounts and Reserves


                                                                       Additions
                                                     Balance at        charged to
                                                    Beginning of       costs and       Deductions/          Balance at end
                                                        Year           expenses         Other                 of Year
Allowance for obsolescence of spare parts,
materials and supplies
Predecessor Company nine months ended
   September 30, 2004                                 $     151         $     14       $    (165)          $       -
Successor Company three months ended
   December 31, 2004                                          -                3               -                   3
Successor Company  2005                               $       3         $     13       $       -           $      16

Allowance for uncollectible accounts
Predecessor Company nine months ended
   September 30, 2004                                 $      14         $     12       $      (9)          $      17
Successor Company three months ended
   December 31, 2004                                         17                2              (3)                 16
Successor Company  2005                               $      16         $      2       $      (5)          $      13

Future income tax valuation allowance
Predecessor Company nine months ended
   September 30, 2004                                 $   1,655         $    678       $       -           $   2,333
Successor Company three months ended
   December 31, 2004                                      2,333                1              -            $   2,334
Successor Company  2005                               $   2,334         $      -       $     (17)          $   2,317



Upon the application of fresh start reporting, spare parts, materials and supplies were adjusted to replacement cost.

New Accounting Policies

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This standard replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). It requires that the compensation cost of share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. SFAS 123R is effective for public companies beginning with the first annual period that begins after June 15, 2005. The Corporation will adopt this statement as of the beginning the first quarter 2006. The Corporation has not completed its evaluation of the impact of SFAS 123R on its financial statements. Under Canadian GAAP as described in note 2, the fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

13.      Aeroplan Dilution Gain Adjustment (unaudited)

During the course of preparing the annual 2005 consolidated financial statements, it was noted that the Aeroplan gain calculation, as reported in the three month period ended June 30, 2005, did not take into account the goodwill that is allocated to Aeroplan. As a result the dilution gain for US GAAP purposes, previously reported at $190 less tax of $28, has been decreased by $60 to $108 less tax of $6.

As a result of this adjustment the interim periods in 2005 have been adjusted as follows:
     o The income for the three month period ended June 30, 2005, previously reported at $142, has been restated to $82.
     o The income for the six month period ended June 30, 2005, previously reported at $46, has been restated to a loss of $14.
     o The income for the nine month period ended September 30, 2005, previously reported at $370, has been restated to $310.

This adjustment does not impact the amounts reported under Canadian GAAP.

24.  Subsequent Events

Jazz Air Income Fund

On February 2, 2006, the Jazz Air Income Fund ("the Fund") sold 23.5 million units at a price of $10 per unit for net proceeds of approximately $222. The Fund is an unincorporated, open-ended trust created to indirectly acquire and hold 19.1% of the outstanding limited partnership units of Jazz. ACE holds the remaining 80.9% of the outstanding limited partnership units of Jazz LP.

The Fund has granted to the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the Closing Date, to purchase up to 3.525 million additional units at $10 per unit for net proceeds of $33. In the event the underwriters exercise the Over-Allotment Option in full, the Fund and ACE will hold 22% and 78% of the outstanding limited partnership units of the Jazz LP respectively.

Pursuant to the limited partnership agreement, 20% of Jazz's limited partnership units are subordinated by ACE in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Jazz to the extent that Jazz has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

In connection with the offering, the establishment of $150 senior secured syndicated credit facilities was completed. On closing of the offering, $115 was drawn under the credit facilities. The facility bears interest at floating rates and has a three year term.

Non-unionized Labour Reductions

In February, 2006 the Corporation announced that certain ACE companies will proceed with the reduction of non-unionized staffing levels by 20%. The non-unionized staff reductions are expected to take place primarily at Air Canada, Air Canada Cargo, ACGHS, and ACTS. The costs of this program will be recorded during the first quarter 2006 once the details of the plan are finalized.

                                                                  Document No. 3

                           ACE Aviation Holdings Inc.


                               [GRAPHIC OMITTED]



-------------------------------------------------------------------------------


                                      2005

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                     For the period ended December 31, 2005


-------------------------------------------------------------------------------



FEBRUARY 9, 2006



                                                    TABLE OF CONTENTS

1.     PREFACE....................................................................................................1
2.     EXPLANATORY NOTES..........................................................................................3
            2.1.     Glossary of Terms............................................................................3
            2.2.     Seasonality..................................................................................3
            2.3.     Non-GAAP Financial Measures..................................................................4
            2.4.     Aeroplan Loyalty Program.....................................................................8
3.     OVERVIEW AND GENERAL BUSINESS SUMMARY......................................................................9
4.     CONSOLIDATED RESULTS OF OPERATIONS - FOURTH QUARTER ANALYSIS..............................................16
            4.1.     Comparison of Results - Fourth Quarter 2005 versus Fourth Quarter 2004......................17
            4.2.     Revenue Performance - Fourth Quarter 2005 versus Fourth Quarter 2004........................19
            4.3.     Cost Performance - Fourth Quarter 2005 versus Fourth Quarter 2004...........................22
5.     CONSOLIDATED RESULTS OF OPERATIONS - 2005 VERSUS 2004 COMBINED............................................25
            5.1.     Performance at a Glance.....................................................................25
            5.2.     Comparison of Results - 2005 versus 2004 Combined...........................................29
            5.3.     Revenue Performance - 2005 versus 2004 Combined.............................................31
            5.4.     Cost Performance - 2005 versus 2004 Combined................................................36
6.     THE STATEMENT OF FINANCIAL POSITION AND LIQUIDITY.........................................................40
            6.1.     Share Capital and Other Equity..............................................................41
            6.2.     Liquidity and Working Capital...............................................................42
            6.3.     Debt and Lease Obligations..................................................................43
            6.4.     Capital Expenditures........................................................................44
            6.5.     Pension Funding Obligations.................................................................47
7.     FINANCIAL MANAGEMENT - 2005 VERSUS 2004 COMBINED..........................................................48
            7.1.     Cash Flows from (used for) Operations.......................................................49
            7.2.     Cash Flows from (used for) Financing Activities.............................................50
            7.3.     Cash Flows from (used for) Investing Activities.............................................51
8.     FLEET.....................................................................................................52
9.     PEOPLE....................................................................................................54
10.    QUARTERLY FINANCIAL DATA..................................................................................56
11.    SEGMENT INFORMATION.......................................................................................57
            11.1.    Analysis of Results - Fourth Quarter 2005 versus Fourth Quarter 2004........................60
12.    OFF-BALANCE SHEET ARRANGEMENTS............................................................................63
13.    CHANGES IN ACCOUNTING POLICIES............................................................................66
14.    CRITICAL ACCOUNTING ESTIMATES.............................................................................68
15.    SENSITIVITY OF CONSOLIDATED RESULTS.......................................................................74
16.    RISK FACTORS..............................................................................................75
            16.1.    Risks Relating to the Corporation...........................................................75
            16.2.    Risks Relating to the Industry..............................................................81
17.    CONTROLS AND PROCEDURES...................................................................................88
            17.1.    Disclosure Controls and Procedures..........................................................88
            17.2.    Internal Controls over Financial Reporting..................................................88
18.    OUTLOOK...................................................................................................89
19.    SUBSEQUENT EVENTS.........................................................................................92
            19.1.    Jazz Air Income Fund........................................................................92
            19.2.    Non-unionized Labour Reductions.............................................................92

1.    PREFACE

         ACE Aviation Holdings Inc. (ACE), incorporated on June 29, 2004, is the parent holding company, directly or indirectly, of various transportation and other service companies and partnerships including the following principal operating companies and partnerships: Air Canada, AC Cargo Limited Partnership (Air Canada Cargo), ACGHS Limited Partnership (ACGHS), Touram Limited Partnership (Air Canada Vacations), Jazz Air LP (Jazz or Jazz LP), and ACTS Limited Partnership (ACTS). In addition, the Corporation holds an 85.6 per cent ownership in Aeroplan Limited Partnership (Aeroplan or Aeroplan LP).

         Reference to "Corporation" in this Management Discussion and Analysis (MD&A) refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

         This MD&A is current as of February 9, 2006.

         On September 30, 2004, Air Canada and certain subsidiaries emerged from creditor protection under the provisions of the Companies' Creditors Arrangement Act (Canada) (CCAA). Reference to "Predecessor Company" refers to Air Canada and its subsidiaries prior to September 30, 2004. In accordance with
Section 1625 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable to those of the Corporation.

         The consolidated financial statements are expressed in millions of Canadian dollars and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The accounting policies of ACE are consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and certain accounting policies as outlined in Note 2 to the 2005 Annual Consolidated Financial Statements of ACE.

         The consolidated statement of operations and the consolidated statement of cash flow for the three months ended December 31, 2005 and for the three months ended December 31, 2004 both reflect the results of operations of the Corporation. Consequently, the financial information for the fourth quarter of 2005 is directly comparable to that of the fourth quarter of 2004 with the exception of the adoption of Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) on January 1, 2005, as further described in
Note 2 to the 2005 Annual Consolidated Financial Statements of ACE. The consolidated statement of financial position as of December 31, 2005 and December 31, 2004 represents the accounts of the Corporation.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 1
2005 Management's Discussion and Analysis

         The consolidated statement of operations and the consolidated statement of cash flow for the year ended December 31, 2005 reflect the results of the Corporation. The consolidated statement of operations and the consolidated statement of cash flow for the nine months ended September 30, 2004 reflect the results of the Predecessor Company; the consolidated statement of operations and the consolidated statement of cash flow for the period from the incorporation of ACE to December 31, 2004 reflect the results of the Corporation. Refer to the section entitled "Non-GAAP Financial Measures" on page 4 of this MD&A for additional information on the 2004 results of operations.

         For further information on ACE's and Air Canada's public disclosure file, including ACE's Annual Information Form, please consult SEDAR at www.sedar.com.

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

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the Risk Factors section to this MD&A. The forward-looking statements contained in this discussion represent ACE's expectations as of February 9, 2006, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 2
2005 Management's Discussion and Analysis

2.   EXPLANATORY NOTES

2.1.   Glossary of Terms

Revenue Passenger Miles (RPMs)
------------------------------
Revenue Passenger Miles is a measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------
Available Seat Miles is a measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------
Passenger Load Factor is a measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield)
----------------------------------------------------
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------
Average passenger revenue per available seat mile.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE.

2.2.     Seasonality

         The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 3
2005 Management's Discussion and Analysis

2.3.  Non-GAAP Financial Measures
Annual Supplementary Non-GAAP Combined Information for the year 2004

         The Annual Supplementary Non-GAAP Combined Information for the year 2004 is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004, which represents three months of operations, of the Corporation. Such combination is for illustrative purposes only. This combined information will hereinafter be referred in this MD&A as "Combined" information or "2004 Combined". As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence from CCAA and the debt and equity transactions that occurred on September 30, 2004, the Corporation's financial statements are not directly comparable to those prepared for the Predecessor Company prior to the emergence. The combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and are therefore not directly comparable.


                                     2004 Combined Income Statement
                                     ------------------------------
---------------------------------------------------------------------------------------------------------
                                                     ACE                Air Canada
                                              Three months ended     Nine months ended         2004
($ millions)                                  December 31, 2004     September 30, 2004       Combined
                                             -----------------------------------------------------------
Operating Revenues
Passenger                                                  1,681                  5,628          7,309
Cargo                                                        151                    405            556
Other                                                        230                    805          1,035
                                             -----------------------------------------------------------
                                                           2,062                  6,838          8,900
                                             -----------------------------------------------------------
Operating Expenses
Salaries, wages and benefits                                 596                  1,989          2,585
Aircraft fuel                                                432                  1,174          1,606
Aircraft rent                                                111                    521            632
Other                                                        926                  3,034          3,960
                                             -----------------------------------------------------------
                                                           2,065                  6,718          8,783
                                             -----------------------------------------------------------
Operating income (loss) before
restructuring and reorganization items                        (3)                  120            117
  Reorganization and restructuring items                       -                  (871)          (871)
  Non-operating expense                                      (47)                 (246)          (293)
  Foreign exchange gain                                       78                   104            182

Provision for income taxes                                   (13)                   (2)           (15)
                                             -----------------------------------------------------------
Income (loss) for the period                                  15                  (895)          (880)
                                             ===========================================================

---------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 4
2005 Management's Discussion and Analysis



                                           2004 Combined Statement of Cash Flow
                                           ------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                                        Predecessor
     ($ millions)                                                       ACE               Company
                                                                   -------------------------------------------------------
                                                                     Three Months       Nine months
                                                                        ended              ended
                                                                     December 31,      September 30,
Cash flows from (used for)                                               2004              2004          2004 Combined
--------------------------------------------------------------------------------------------------------------------------

Operating
   Income (loss) for the period                                               15              (895)             (880)

   Adjustments to reconcile to net cash provided by operations:
     Reorganization and restructuring items                                    -               786               786
     Depreciation, amortization and obsolescence                              85               312               397
     Loss on sale of and provisions on assets                                  -                75                75
     Foreign exchange                                                        (98)             (104)             (202)
     Future income taxes                                                      11                (5)                6
     Employee future benefit funding (more than) less than expense           (52)              126                74
     Decrease (increase) in accounts receivable                              269              (191)               78
     Decrease (increase) in spare parts, materials & supplies                (30)                -               (30)
     Increase (decrease) in accounts payable & accrued liabilities          (256)               34              (222)
     Increase (decrease) in advance ticket sales, net of restricted cash     (77)              196               119
     Aircraft lease payments in excess of rent expense                       (14)              (31)              (45)
     Other                                                                    35                57                92
                                                                        --------------------------------------------------
   Cash flows from (used for) operating activities before the
   following items:                                                         (112)              360               248
     Settlement of lease obligations                                        (290)                -              (290)
     Rebate on lease settlement                                               33                 -                33
     Payment of restructuring obligation                                     (45)                -               (45)
     Fees conditional on emergence                                           (12)                -               (12)
                                                                        --------------------------------------------------
                                                                            (426)              360               (66)
                                                                        --------------------------------------------------

Financing
     Issue of share capital                                                    1                 -                 1
     Aircraft-related borrowings                                               -               233               233
     Credit facility borrowings                                                -                80                80
     Reduction of long-term debt and capital lease obligations               (67)             (358)             (425)
     Preferred shares issued to Cerberus for cash                            238                 -               238
     Shares issued for cash under rights offering                            852                 -               852
     GE DIP financing                                                       (300)              300                 -
     Drawdown of Exit Financing                                              527                 -               527
     Other                                                                     -                (2)               (2)
                                                                        --------------------------------------------------
                                                                           1,251               253             1,504
                                                                        --------------------------------------------------
Investing
     Short-term investments                                                 (151)              186                35
     Additions to capital assets                                            (129)             (328)             (457)
     Proceeds from sale of assets                                              -                 2                 2
     Cash collateralization of letters of credit                             (21)                -               (21)
                                                                        --------------------------------------------------
                                                                            (301)             (140)             (441)
                                                                        --------------------------------------------------

Increase in cash and cash equivalents                                        524               473               997
Cash and cash equivalents, beginning of period                                 -               484               484
Cash and cash equivalents, transferred to the Corporation                    957              (957)                 -
                                                                        --------------------------------------------------
Cash and cash equivalents, end of period                                   1,481                 -             1,481
                                                                       ===================================================

---- ---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 5
2005 Management's Discussion and Analysis

EBITDAR

         EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets.

         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is reconciled to operating income (loss) before reorganization and restructuring items, as follows:

-------------------------------------------------------------------------------------------------------------------------
                                    ACE               ACE                          ACE            Combined
-------------------------------------------------------------------------------------------------------------------------
                                                                               Twelve Months     Twelve Months
                                Three Months     Three Months         $           ended             ended            $
                               ended December   ended December     Change       December 31,      December 31,    Change
($ millions)                      31, 2005         31, 2004                        2005             2004
                              ----------------- ---------------- ---------- ----------------- ---------------- ----------
GAAP operating income
before reorganization and
restructuring items (1)                   (35)              (3)       (32)              452              117        335
Add back:
Aircraft rent                             117              111          6               417              632       (215)
Depreciation, amortization
and obsolescence                          125               85         40               482              397         85
                              ----------------- ---------------- ---------- ----------------- ---------------- ----------

EBITDAR, before
reorganization and
restructuring items (1)                   207              193         14             1,351            1,146        205

EBITDAR margin (%) (2)                    8.8              9.4     (0.6)pp             13.7             12.9     0.8 pp
----------------------------- ----------------- ---------------- ---------- ----------------- ---------------- ----------

(1) Reorganization and restructuring items were recorded while the Predecessor Company was under creditor protection from April 1, 2003 through to September 30, 2004. As the Corporation emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

(2) EBITDAR margin is calculated as EBITDAR divided by operating revenues.




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 6
2005 Management's Discussion and Analysis



EBITDAR by Segment
------------------

-----------------------------------------------------------------------------------------------------------------------
                                                        Three Months ended December 31, 2005
                              -----------------------------------------------------------------------------------------
($ millions)                   Transportation                                              Inter-Segment       ACE
                                  Services        Aeroplan        Jazz          ACTS       Elimination    Consolidated
-----------------------------------------------------------------------------------------------------------------------

GAAP operating income                    (91)           30            34            (8)           -           (35)
Add back:
Aircraft rent                             90             -            28             -           (1)          117
Depreciation, amortization
and obsolescence                         110             3             4             8            -           125
                              -----------------------------------------------------------------------------------------
EBITDAR                                  109            33            66             0           (1)          207
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                                        Three Months ended December 31, 2004
                              -----------------------------------------------------------------------------------------
($ millions)                   Transportation                                              Inter-Segment       ACE
                                  Services        Aeroplan        Jazz          ACTS       Elimination    Consolidated
-----------------------------------------------------------------------------------------------------------------------

GAAP operating income                    (58)           22            22             11               -           (3)
Add back:
Aircraft rent                            103             -             9              -              (1)         111
Depreciation, amortization
and obsolescence                          73             1             4              7               -           85
                              -----------------------------------------------------------------------------------------
EBITDAR                                  118            23            35             18              (1)         193
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                                       Twelve Months ended December 31, 2005
                              -----------------------------------------------------------------------------------------
($ millions)                   Transportation                                              Inter-Segment       ACE
                                  Services        Aeroplan        Jazz          ACTS       Elimination    Consolidated
-----------------------------------------------------------------------------------------------------------------------

GAAP operating income                    174           102           129             47               -          452
Add back:
Aircraft rent                            343             -            80              -              (6)         417
Depreciation, amortization
and obsolescence                         424             8            18             32               -          482
                              -----------------------------------------------------------------------------------------
EBITDAR                                  941           110           227             79              (6)       1,351
-----------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 7
2005 Management's Discussion and Analysis

2.4.  Aeroplan Loyalty Program

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits (Miles) were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Corporation changed the accounting policy effective September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in the Passenger revenue category and Miles redeemed for other than travel are included in the Other revenue category. Under the accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in the Other revenue category.

         The net of passenger revenues from Miles redeemed for travel on Air Canada and Jazz and the reduction to passenger revenues for the fair value of Miles issued on qualifying travel on Air Canada and Jazz is referred to as "Aeroplan passenger revenues" in this MD&A. The following table summarizes the amounts recorded under the current and previous accounting policies:

-------------------------------------------------------------------------------------------------------

     ($ millions)                                                           2005             2004
                                                                   ------------------------------------
ACE Accounting Policy

Aeroplan Miles redeemed for travel on Air Canada and Jazz
     Miles earned through air transportation services                        164              30
     Miles earned through loyalty program partners                           305              54
                                                                   ------------------------------------
                                                                             469              84
Less the deferral of the fair value of Miles issued                         (179)            (43)
                                                                   ------------------------------------
Net recorded in Passenger revenue                                            290              41
                                                                   ====================================

Predecessor Company Accounting Policy


Miles earned through loyalty program partners and redeemed for
travel on Air Canada and Jazz (recorded in Other revenue).                     -             173
-------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 8
2005 Management's Discussion and Analysis

3.  OVERVIEW AND GENERAL BUSINESS SUMMARY

         ACE is the parent holding company of Air Canada and ACE's other subsidiaries.

[SUBSIDIARY GRAPHIC: Air Canada; Aeroplan; Air Canada Cargo; Air Canada Ground Handling Services; Air Canada Vacations; ACTS; Air Canada Jazz]


         Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the US transborder market and each of the Canada Europe, Canada Pacific, Canada Caribbean/Central America and Canada South America markets. Passenger transportation is the principal business of the Corporation and, in 2005, represented 84 per cent of its total operating revenues.

         Air Canada and Jazz, the Corporation's regional carrier, operate an extensive domestic, US transborder and international network. During 2005, Air Canada and Jazz operated, on average, approximately 1,200 scheduled flights each day and carried over 30 million passengers. In 2005, Air Canada and Jazz provided direct passenger air transportation to 159 destinations and, through commercial agreements with other unaffiliated regional airlines referred to as Tier III carriers, to an additional 11 destinations, for a total of 170 direct destinations on five continents. The Corporation's primary hubs are located in Toronto, Montreal, Vancouver and Calgary. In 2005, an independent survey by Skytrax of more than 12 million international air travelers ranked Air Canada as the Best Airline in North America.

         Air Canada also operates an extensive global network in conjunction with its international partners. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group. The Star Alliance network has grown, since its inception, to include 16 members and three regional members. Through its strategic and commercial arrangements with Star Alliance members and several other airlines, Air Canada offers service to over 795 destinations in 139 countries, with reciprocal participation in frequent flyer programs and use of airport lounges.




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 9
2005 Management's Discussion and Analysis

         The Corporation has a controlling interest in Aeroplan which operates Canada's premier loyalty program. Aeroplan provides its commercial partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, Bell Canada, CIBC, Future Shop, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

         Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan Miles to its extensive network of over 60 commercial partners, representing over 100 brands in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's revenues.

         Jazz is the largest regional airline and the second largest airline in Canada after Air Canada, based on fleet size and number of routes operated. Jazz forms an integral part of Air Canada's domestic and US transborder market presence and strategy. Jazz and Air Canada are parties to a capacity purchase agreement (CPA) effective September 30, 2004, pursuant to which Air Canada currently purchases substantially all of Jazz's fleet capacity based on predetermined rates. Under the CPA with Air Canada, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States. Jazz currently operates scheduled passenger service on behalf of Air Canada, with approximately 688 departures per weekday to 56 destinations in Canada and 17 destinations in the United States with an operating fleet of 121 aircraft as of December 31, 2005. Jazz and Air Canada have linked their regional and mainline networks in order to serve connecting passengers more efficiently and to provide valuable traffic feeds to Air Canada's mainline routes.

         The Corporation also provides technical services through ACTS. ACTS is a full-service Maintenance, Repair and Overhaul (MRO) organization that provides airframe, engine and component maintenance and various ancillary services to a wide range of more than 100 global customers. ACTS operates maintenance centers across Canada, with principal centers located in Montreal, Toronto, Winnipeg and Vancouver.

         The Corporation also provides cargo services through Air Canada Cargo; ground handling services through ACGHS; and tour operator services and leisure vacation packages through Air Canada Vacations.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 10
2005 Management's Discussion and Analysis

Business Strategy

         In order to respond to a rapidly changing landscape, the Corporation has fundamentally changed its business strategy and has been redesigning its business processes since emergence from CCAA. ACE designed and embarked on a new business plan to: (i) consolidate its domestic market position through a superior product offering at a competitive cost; (ii) provide a sustainable foundation for its growing international markets; and (iii) highlight the value inherent in ACE's subsidiaries. The Corporation's new business strategy is based on the following four major components:

(i)    a competitive cost structure;
(ii) a redesigned network to maximize efficiency and leverage international growth opportunities;
(iii)  a new revenue model for passenger services; and
(iv) a new corporate structure to facilitate the implementation of strategic initiatives and to surface the value of its subsidiaries.

Competitive Cost Structure

The Corporation's new business strategy is built on a significantly improved competitive cost structure. During the CCAA restructuring process and since emerging from the process, the following three main focus areas have contributed significantly to the Corporation's benefit:

(i) Through the CCAA restructuring process, the Corporation dramatically reduced its operating costs.

(ii) Following this, the Corporation embarked on a substantial re-engineering process to simplify its internal processes and reduce its costs even further by eliminating non-value adding tasks and procedures. This is an ongoing process of continuous improvement.

(iii) Additionally, the Corporation has created a new business model whereby its customers can be served directly using web-enabled technology which is envisaged to further eliminate substantial external non-value adding processes between the Corporation and its customers. This too is an ongoing process of continuous improvement.

       Stemming from the above focus areas, the Corporation has realized and envisages continuing to benefit from substantial cost reductions in the following areas:

(i) substantially reduced supplier obligations, including aircraft and real estate;

(ii) significantly improved labour productivity due to a rationalized work force and lower average salaries;

(iii)  lower trip costs due to better matching of capacity with demand;

(iv)   higher operating efficiencies through its fleet modernization program;

(v) lower pilot training, inventory carrying and maintenance costs by reducing the number of aircraft types;

(vi) significantly lower sales and distribution costs by improved and easy to use web-enabled technology for its customers;

(vii) dramatically lower internal costs by eliminating business processes which do not fit the new revenue model.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 11
2005 Management's Discussion and Analysis

         Unlike its low-cost competitors, the Corporation incurs costs related to the offer of value-added transportation services, such as Executive Class services and other non-air services. The Corporation believes that these costs are offset by a revenue premium, driven primarily by higher passenger yield and passenger load factor, increased international connecting traffic and increased Aeroplan and cargo revenues. The Corporation expects to maintain this revenue premium by continuing to leverage its key competitive advantages, including:

(i) a more extensive route network, greater flight frequency and greater market presence;
(ii) value-added services, for which customers are willing to pay a premium, including unlimited schedule changes, same day stand by, advance seat selection, full Aeroplan mileage, concierge service and Executive Class service; and
(iii)    higher yielding international (including US transborder) connections.

Redesigned Network to Maximize Efficiency and Leverage International Growth Opportunities

         The Corporation's objective is to become the customer's clear choice in all the markets in which it competes by offering a better scheduled product at a competitive price. To this end, the Corporation's redesigned network focuses on offering better flight frequencies on key domestic and US transborder routes, while maintaining competitive frequency on other domestic and US transborder routes, and reducing the average seating capacity per departure.

         Jazz, the Corporation's regional carrier, forms an integral part of Air Canada's domestic and US transborder market strategy. The Corporation expects to achieve its objectives through the increased use of large regional jet aircraft which have lower trip costs. This initiative, for which deliveries commenced in October 2004, will see Air Canada and Jazz add 90 new regional jet aircraft to their fleet by January 2008. By early 2006, the Corporation had received all fifteen 75-seat Bombardier CRJ 705 aircraft and fifteen 75-seat Embraer ERJ 175 aircraft under firm order as well as five 93-seat ERJ 190 aircraft. Forty additional Embraer ERJ 190 aircraft under firm order will be delivered in the remainder of 2006, during 2007 and in January 2008. In addition, as a result of agreements reached with Air Canada's and Jazz's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations. The Corporation expects that the lower trip costs of these regional jet aircraft will enable the Corporation to compete more effectively with low-cost carriers. This strategy should allow the Corporation to operate its network more efficiently by better matching capacity with demand and by facilitating connections in a timely fashion.

         Since international services generally produce higher margins than domestic and transborder services, the Corporation also intends to expand its existing services to currently served international destinations as well as serve new international destinations. The Corporation believes that it is well positioned to grow its international services and increase its current market share by leveraging the following competitive advantages:


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 12
2005 Management's Discussion and Analysis



(i)      its superior international network;

(ii) its widely recognized brand and its strong position in the market for trans-Atlantic and trans-Pacific travel to and from Canada and more recently the Canada-South America market; and

(iii) its ability to capitalize on the relative speed and convenience associated with having its hubs located in Canada which, unlike the United States, does not currently require a visa from residents of certain countries transiting through the country.

         For domestic, US transborder and international services, the Corporation will continue to leverage the strengths of its Aeroplan program.

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

         The new revenue model was introduced in Air Canada's and Jazz's domestic markets in May 2003. In February 2004, the new revenue model was expanded to most destinations in the continental United States served by Air Canada and Jazz in cooperation with United Airlines, one of Air Canada's Star Alliance partners. On January 4, 2006, Air Canada expanded its low, simplified fare structure for flights to and from London Heathrow and Manchester. Air Canada plans to convert more international destinations to its simplified fare structure in the near future. The Corporation believes that its increasing use of the internet to improve its distribution network has facilitated market acceptance of its new revenue model.

         Another key step in the implementation of its new revenue model was the introduction in 2005 of a range of multi-trip online pass products that offer significant buy-in-bulk savings for frequent travelers. This product also provides online convenience that underlines Air Canada's commitment to lead the way by giving customers the ability to plan their travel budgets upfront and execute these plans with minimum variations. Among the products are Rapidair Flight Passes for travel between Toronto, Hamilton, Ottawa and Montreal, Western Canada Flight Passes for cities within Western Canada, City Flight Passes for travel within a specified radius around a city, Flight Passes to Sun destinations including Hawaii, Week-end Flight Passes and passes for businesses that permit travel on a pass by up to eight employees within a firm. In addition, in September of 2005, Air Canada expanded its line of multi-trip pass products to include the airline industry's first-ever subscription to unlimited flights. This "North America Unlimited


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 13
2005 Management's Discussion and Analysis

Pass" provided pass holders the freedom to fly as often as they wished to more than 100 destinations served by Air Canada and Jazz in North America for a two-month period from October 1 to November 30, 2005 inclusive.

New Corporate Structure to Maximize the Value of Subsidiaries

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

(iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business; and

(iv)     maximize subsidiaries' value that was not fully recognized.

         As part of this strategy to maximize shareholder value by surfacing the underlying value of its subsidiaries, in June 2005, ACE and the Aeroplan Income Fund completed an initial public offering of its loyalty management subsidiary as an income trust. Aggregate net proceeds of the offering were $267 million.

         On February 2, 2006, the Jazz Air Income Fund (the Fund) sold 23.5 million units at a price of $10 per unit for estimated net proceeds of $222 million. The Fund is an unincorporated, open-ended trust created to indirectly acquire and hold 19.1 per cent of the outstanding limited partnership units of Jazz. ACE holds the remaining 80.9 per cent of the outstanding limited partnership units of Jazz.

         The Fund has granted to the underwriters an over-allotment option (the Over-Allotment Option), exercisable for a period of 30 days following the closing date, to purchase up to 3.525 million additional units at $10 per unit for net proceeds of $33 million. In the event the underwriters exercise the Over-Allotment Option in full, the Fund and ACE will hold 22 per cent and 78 per cent of the outstanding limited partnership units of Jazz respectively.

         ACE's subsidiaries are at varying stages of their corporate development, and maximizing value at these entities is a priority in the efforts of senior management. ACE's value enhancement strategy for its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes.

         From time to time, ACE reviews acquisition opportunities in respect of businesses or assets that may be complementary to its own. Where appropriate, to increase shareholder value, ACE may consider entering into acquisitions and joint ventures.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 14
2005 Management's Discussion and Analysis

         In addition, ACE is pursuing internal growth opportunities at its various subsidiaries. In particular, Aeroplan intends to grow its revenues through greater access to Air Canada's network for mileage redemption and the addition of new partners across various retail segments. ACTS intends to leverage its expertise and develop its third party customer base, including US carriers that have recently increased their outsourcing of maintenance repair and overhaul work (MRO).

Other Investments

         On September 27, 2005, the Corporation invested $87 million (US$75 million) in US Airways Group Inc. (US Airways) in conjunction with the carrier's exit from US bankruptcy proceedings. The Corporation's investment represented approximately 6 per cent of the equity of US Airways at December 31, 2005.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 15
2005 Management's Discussion and Analysis

4.  CONSOLIDATED RESULTS OF OPERATIONS - FOURTH QUARTER ANALYSIS

         The following table compares the consolidated results of operations of ACE for the fourth quarter of 2005 to the fourth quarter of 2004.


                                          Consolidated Statement of Operations
                                          ------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                            ACE
                                                      ----------------------------------------------------------------------
($ millions, except per share figures)                  Three Months ended      Three Months ended         $          %
(Unaudited)                                             December 31, 2005        December 31, 2004      Change     Change
----------------------------------------------------------------------------------------------------------------------------

Operating revenues
Passenger                                                              1,969                 1,681        288         17
Cargo                                                                    176                   151         25         17
Other                                                                    217                   230        (13)        (6)
                                                      --------------------------------------------------------
                                                                       2,362                 2,062        300         15
                                                      ----------------------- --------------------- ----------
Operating expenses
Salaries, wages and benefits                                             648                   596         52          9
Aircraft fuel                                                            578                   432        146         34
Aircraft rent                                                            117                   111          6          5
Airport and navigation fees                                              222                   198         24         12
Aircraft maintenance, materials and supplies                             104                    78         26         33
Communications and information technology                                 73                    66          7         11
Food, beverages and supplies                                              81                    76          5          7
Depreciation, amortization and obsolescence                              125                    85         40         47
Commissions                                                               47                    65        (18)       (28)
Other                                                                    402                   358         44         12
                                                      --------------------------------------------------------
                                                                       2,397                 2,065        332         16
                                                      --------------------------------------------------------

                                                      --------------------------------------------------------

Operating loss                                                           (35)                   (3)       (32)

Non-operating income (expense)
Interest income                                                           19                    11          8
Interest expense                                                         (87)                  (60)       (27)
Interest capitalized                                                       6                     2          4
Loss on sale of and provisions on assets                                 (30)                    -        (30)
Other                                                                      4                     -          4
                                                      --------------------------------------------------------
                                                                         (88)                  (47)       (41)
                                                      --------------------------------------------------------

Loss before the following items:                                        (123)                  (50)       (73)

Non-controlling interest                                                  (8)                    -         (8)
Foreign exchange gain (loss)                                             (11)                   78        (89)
Recovery of (provision for) income taxes                                  39                   (13)        52
                                                      --------------------------------------------------------
Income (loss) for the period                                            (103)                   15       (118)
                                                      ========================================================

Earnings (loss) per share
- Basic                                                                (1.02)                 0.17      (1.19)
- Diluted                                                              (1.02)                 0.17      (1.19)

EBITDAR(1)                                                               207                   193         14
----------------------------------------------------------------------------------------------------------------------------
(1) Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for additional information on EBITDAR.


                                             Operating Statistics
----------------------------------------------- ----------------------------------------------------------------------------
                                                                                   ACE
                                                ----------------------------------------------------------------------------
                                                  Three Months ended      Three Months ended                    %
                                                  December 31, 2005        December 31, 2004      Change     Change
----------------------------------------------------------------------------------------------------------------------------
Revenue Passenger Miles (millions)                            10,584                   9,681         903          9
Available Seat Miles (millions)                               13,808                  12,815         993          8
Passenger Load Factor (%)                                       76.7                    75.5      1.2 pp
----------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 16
2005 Management's Discussion and Analysis

4.1.  Comparison of Results - Fourth Quarter 2005 versus Fourth Quarter 2004

         ACE applied fresh start reporting on September 30, 2004 and, therefore, the fourth quarter of 2005 is directly comparable to the fourth quarter of 2004, with the exception of the adoption of AcG-15.

         Aircraft fuel expense was the most significant expense increase, affecting profitability in 2005, rising $146 million or 34 per cent in the fourth quarter of 2005 and $592 million or 37 per cent for the full year of 2005, when compared to 2004 levels. In the first three quarters of 2005, excluding fuel expense, unit cost, as measured by operating expenses per ASM, showed quarter-over-quarter decreases which largely reflected the impact of fresh start reporting on the 2005 quarters, the continuing cost reduction initiatives and increased employee productivity. Excluding fuel expense, unit cost for the fourth quarter of 2005 rose 4 per cent over the fourth quarter of 2004. Ownership costs, comprised of aircraft rent and depreciation, were significant factors in the increase in unit cost, excluding fuel. Ownership costs, as well as other costs, were affected by the addition of 41 new regional aircraft, such as the Embraer ERJ 175/190 and the Bombardier CRJ-705 aircraft, with higher unit costs but with lower trip costs, and two extra freighters in the 2005 quarter. These freighters incurred operating costs but produced no ASMs. Higher aircraft maintenance material and supplies expense was another significant negative factor.

         For the fourth quarter of 2005, ACE reported an operating loss of $35 million, a deterioration of $32 million compared to the operating loss of $3 million recorded in the same quarter of 2004. EBITDAR improved $14 million over the 2004 quarter. Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for additional information on EBITDAR.

         In the fourth quarter of 2005, total operating revenues increased $300 million or 15 per cent compared to the fourth quarter of 2004. Passenger revenues were up $288 million or 17 per cent reflecting increases in all markets due to both a yield improvement of 7 per cent as well as an increase in passenger traffic of 9 per cent. The system yield improvement was primarily due to increased fare levels in the domestic and US transborder markets and significantly increased fuel surcharges in the international markets to cover higher fuel costs. An improved domestic competitive position and a stronger market demand for the higher-priced Tango Plus product, the next level up from the basic best value fare, providing additional features such as advance seat selection and increased Aeroplan points, were also factors in the domestic yield improvement. Additionally, US transborder yield also improved as a result of a redesign of conditions underlying fares aimed at the business-oriented market which occurred in the fourth quarter of 2005.

         Operating expenses increased $332 million or 16 per cent versus the fourth quarter of 2004, including an increase in fuel expense of $146 million or 34 per cent over the fourth quarter of 2004. Capacity, as measured in available seat miles (ASM), increased 8 per cent. Unit cost for the fourth quarter of 2005, as measured by operating expense per ASM, increased 8 per cent from the fourth quarter of 2004.

         In the fourth quarter of 2005, non-operating expense amounted to $88 million, an increase of $41 million from the fourth quarter of 2004. In the fourth quarter of 2005, loss on sale of and provisions on assets of $30 million was recorded, of which approximately $15 million related to the write-down of inactive Boeing 747 inventory.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 17
2005 Management's Discussion and Analysis

         Losses from revaluation of foreign currency monetary items and the impact of foreign currency derivative contracts totaled $11 million in the fourth quarter of 2005 and were mainly attributable to a weaker Canadian dollar versus the US dollar at December 31, 2005 compared to September 30, 2005. Foreign exchange gains of $78 million were recorded in the fourth quarter of 2004.

         The Corporation recorded a recovery of income taxes of $39 million in the fourth quarter of 2005. This compared to a provision for income taxes of $13 million in the 2004 quarter.

         Net loss for the fourth quarter of 2005 was $103 million compared to net income of $15 million recorded in the fourth quarter of 2004, a deterioration of $118 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 18
2005 Management's Discussion and Analysis

4.2.  Revenue Performance - Fourth Quarter 2005 versus Fourth Quarter 2004

Passenger Revenues

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, as described on page 8 of this MD&A, the year-over-year percentage changes by quarter are not directly comparable, with the exception of the fourth quarter. For comparative purposes, the table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters, excluding the impact of the policy change related to Aeroplan passenger revenues.


                                     Passenger Revenue % Change Year-over-Year by Quarter
                                     ----------------------------------------------------
-------------- ------------------------------------- ---------------------------------------------------------------------------
                       Predecessor Company                                                 ACE
                            Air Canada
-------------- ------------------------------------- ---------------------------------------------------------------------------
                                                                                                                     Quarter 4
                                                                                                                       2005
                Quarter 1   Quarter 2    Quarter 3    Quarter 4   Quarter 1    Quarter 2   Quarter 3    Quarter 4    including
                  2004         2004        2004         2004         2005        2005         2005        2005       Aeroplan
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ----------- ------------ ------------
Canada             (9)          8            3            0           1           13           17             19           20
US                (13)          5           (1)         (17)         (13)          0           6              21           23
Atlantic           (5)          6            6            4           8           10           9              13           14
Pacific            15          162          113          35           14          11           5              6            7
Other              24           38          25           22           17          18           18             11           12
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ----------- ------------ ------------
System             (5)          15          12            1           1           10           12             16           17
(excluding
Aeroplan)
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ----------- ------------ ------------
System
(including         (5)          15          12            4           5           14           16             17           17
Aeroplan)
-------------- ------------ ----------- ------------ ------------ ----------- ------------ ----------- ------------ ------------

         The table below describes quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by RPMs, passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM and RASM as measured by passenger revenue per ASM.

                                          Operating Statistics
                                          --------------------
                                 Quarter 4, 2005 versus Quarter 4, 2004
                                 --------------------------------------
------------------- --------------  --------------  -------------  ---------------  -----------  -----------
                       Passenger        Capacity       Traffic      Passenger Load
                       Revenue           (ASMs)        (RPMs)          Factor         Yield         RASM
                       % Change        % Change       % Change        pp Change      % Change     % Change
------------------- --------------  --------------  -------------  ---------------  -----------  -----------
Canada                   20                7             7               0.4              12           12
US                       23                8             12              2.7              9            14
Atlantic                 14                11            13              1.4              0            2
Pacific                  7                 5             7               1.0              0            2
Other                    12                8             8               0.0              5            5
------------------- --------------  --------------  -------------  ---------------  -----------  -----------
System                   17                8             9               1.2              7            9
------------------- --------------  --------------  -------------  ---------------  -----------  -----------

         As compared to the fourth quarter of 2004, system passenger revenues were up $288 million or 17 per cent in the fourth quarter of 2005. The passenger revenue growth versus the 2004 quarter was due to increases in both yield and passenger traffic. In the fourth quarter of 2005, system passenger traffic grew 9 per cent, reflecting a strong market demand for the Air Canada and Jazz products, on an increase of 8 per cent in ASM flying capacity. As a result of the growth in passenger traffic, system passenger load factor improved 1.2 percentage points to 76.7 per cent, a record high load factor for the fourth quarter. System yield improved 7 per cent and reflected yield increases in all markets with the exception of the

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                               Page 19
2005 Management's Discussion and Analysis

Atlantic and Pacific markets which remained unchanged. The system yield improvement was primarily due to increased fare levels in the domestic and US transborder markets. International fares remained under pressure in the quarter and the weakening of foreign currencies against the stronger Canadian dollar partially offset the additional revenue from fuel surcharges. An improved domestic competitive position and a stronger market demand for the higher-priced Tango Plus product were also factors in the domestic yield improvement. Additionally, US transborder yield also improved as a result of a redesign of conditions underlying fares aimed at the business-oriented market which occurred in the fourth quarter of 2005. System RASM rose 9 per cent over the fourth quarter of 2004, reflecting both the improvement in passenger load factor and the increase in yield.

         Domestic passenger revenues amounted to $854 million in the 2005 quarter, an increase of $141 million or 20 per cent from the fourth quarter of 2004. Domestic traffic and ASM capacity were both up by 7 per cent resulting in a passenger load factor slightly above that of the fourth quarter of 2004. Capacity increases were largely on transcontinental services between Toronto and Calgary and Edmonton as well as services within Western Canada. Domestic yield improved 12 per cent mainly due to increased fare levels to cover higher fuel costs, the Corporation's improved domestic competitive position, as well as a stronger market demand for the higher-priced Tango Plus product, the next level up from the basic best value fare. The Tango Plus product provides additional features such as advance seat selection and increased Aeroplan points. Reflecting the yield improvement, domestic RASM rose 12 per cent above the 2004 level.

         US transborder passenger revenues rose $73 million or 23 per cent in the fourth quarter of 2005 versus the fourth quarter of 2004. US transborder traffic grew 12 percent on an ASM capacity increase of 8 per cent resulting in a passenger load factor improvement of 2.7 percentage points. Capacity increases were largely on the Las Vegas route and on certain California routes such as San Francisco and San Diego. New services to Las Vegas were launched from Vancouver and Calgary and frequencies were increased from both Montreal and Toronto. The additional capacity to California reflected a new service from Vancouver to San Diego as well as increased frequencies on existing services. US yield improved 9 per cent partly reflecting the redesign of conditions underlying fares aimed at the business-oriented market which occurred in the fourth quarter of 2005 as well as increased fare levels to cover higher fuel costs. As a result of both the yield improvement and the higher passenger load factor, RASM was up 14 per cent from the fourth quarter of 2004.

         Atlantic passenger revenues increased $44 million or 14 per cent in the fourth quarter of 2005. Despite increased fuel surcharges to cover higher fuel costs, Atlantic yield was essentially unchanged from the 2004 quarter reflecting a significant weakening of foreign currencies for sales denominated in euro and pound sterling as well as a competitive pricing environment as a result of growth in charter capacity to Europe and the United Kingdom. Atlantic traffic rose 13 per cent largely reflecting the addition of the routes to Zurich, Switzerland and to Rome, Italy and to a stronger market demand in France and the United Kingdom markets. Capacity increased 11 per cent largely due to the addition of the routes to Zurich and to Rome and, to a lesser extent, increased capacity to France. As a result of the traffic increase, Atlantic passenger load factor improved 1.4 percentage points. RASM increased 2 per cent reflecting the passenger load factor improvement.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 20
2005 Management's Discussion and Analysis

         Pacific passenger revenues were up $15 million or 7 per cent from the fourth quarter of 2004. Despite increased fuel surcharges to cover higher fuel costs, Pacific yield was essentially unchanged from the fourth quarter of 2004. Yield improvements in the Korea, China and Hong Kong markets were offset by lower yields in the Japan market reflecting an increased competitive pricing environment as a result of significant growth in capacity from both 6th Freedom and foreign carriers. The weakening of the Japanese yen against the stronger Canadian dollar compared to the fourth quarter of 2004 also had a significant negative impact on Pacific yields. Pacific passenger traffic grew 7 per cent on a 5 per cent increase in ASM capacity, primarily due to the recently introduced Toronto-Beijing route and an upgrade from a Boeing 767 to an Airbus A340 on the Toronto to Tokyo route. The passenger load factor improved 1.0 percentage point compared to the 2004 quarter. As a result of the improvement in the passenger load factor, RASM increased 2 per cent.

         The South Pacific, Caribbean, Mexico and South America passenger revenues were up $15 million or 12 per cent from the fourth quarter of 2004. Traffic and ASM capacity both increased 8 per cent resulting in a passenger load factor unchanged from the 2004 quarter. Yield rose 5 per cent over the fourth quarter of 2004. RASM also increased 5 per cent as result of the yield improvement. The growth in these markets was largely from additional flying to South America, primarily capacity increases on Toronto-Sao Paulo and Toronto-Bogota as well as increased frequency on Toronto-Santiago/Buenos Aires and, to a lesser extent, from increased service to traditional leisure destinations including the new Toronto-Santo Domingo route.

Cargo Revenues

         In 2005, the Corporation also provided cargo services from Toronto to key markets including Frankfurt, Shanghai and Los Angeles, using three chartered MD-11 all-cargo freighter aircraft. Two of the aircraft were added in 2005. The Frankfurt freighter operations commenced in November 2004, in order to replace cargo capacity following the earlier retirement of Boeing 747-400 Combi aircraft. The Shanghai freighter operations commenced in the spring of 2005.

         Fourth quarter cargo revenues increased $25 million or 17 per cent and cargo traffic increased 16 per cent over 2004. This was mainly due to the addition of the two freighter aircraft in 2005 and greater cargo volumes notably in the Pacific market. Freighter revenues increased $29 million over the fourth quarter of 2004 and represented almost one quarter of cargo revenues in the 2005 quarter. Yield per revenue ton mile was one per cent higher than in the fourth quarter of 2004. The favourable yield impact of higher fuel surcharges was largely offset by the relative growth in lower-yielding long-haul freight traffic and the adverse effect of a stronger Canadian dollar on foreign currency denominated revenues

Other Revenues

         Other non-transportation revenues were down $13 million or 6 per cent in the fourth quarter of 2005 largely as a result of lower third party engine maintenance revenues as well as a decrease in revenues from Air Canada Vacations due to the worst hurricane season on record which resulted in significantly lower passenger volumes, information technology system implementation challenges, as well as Air Canada Vacations' response to an aggressive competitive environment.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 21
2005 Management's Discussion and Analysis

4.3.  Cost Performance - Fourth Quarter 2005 versus Fourth Quarter 2004

Impact of the Adoption of AcG-15

       Effective January 1, 2005, the Corporation adopted AcG-15. Refer to Note 2 to the 2005 Annual Consolidated Financial Statements for additional information on the adoption of AcG-15.

       For the fourth quarter of 2005, the net impact of adopting AcG-15 on the Corporation's results was a before tax charge of $17 million or $0.17 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $33 million, an increase to depreciation expense of $20 million, an increase to net interest expense of $19 million, a foreign exchange loss of $8 million and a non-controlling interest charge of $3 million compared to financial results had AcG-15 not been effective.

Operating Expenses

       In the fourth quarter of 2005, total operating expenses increased $332 million or 16 per cent compared to the fourth quarter of 2004 and included a fuel expense increase of $146 million or 34 per cent. Unit cost rose 8 percent over the 2004 level. Excluding fuel expense, unit cost increased 4 per cent in the fourth quarter of 2005. Ownership costs, comprised of aircraft rent and depreciation, were significant factors in the increase in unit cost, excluding fuel. Ownership costs, as well as other costs, were affected by the addition of 41 new regional aircraft, such as the Embraer ERJ 175/190 and the Bombardier CRJ-705 aircraft, with higher unit costs but with lower trip costs, and two extra freighters in the 2005 quarter. These freighters incurred operating costs but produced no ASMs. Higher aircraft maintenance material and supplies expense was another significant negative factor.

       Salaries and wages expense totaled $519 million in the fourth quarter of 2005, an increase of $42 million from the fourth quarter of 2004. Also included in salaries and wages expense in the fourth quarter of 2005 was approximately $40 million relating to employee profit sharing programs. Expenses of $2 million related to the profit sharing programs were recorded in 2004. Average full-time equivalent (FTE) employees increased 3 per cent on a capacity increase of 8 per cent over the 2004 quarter. The increase resulting from higher employee levels was partly offset by a reduction in average salaries reflecting employees being hired at lower wage scales. Employee productivity, as measured by ASM per FTE employee, grew 4 per cent over the fourth quarter of 2004.

       Employee benefits expense amounted to $129 million in the fourth quarter of 2005, an increase of $10 million or 8 per cent from the fourth quarter of 2004, largely relating to revised pension actuarial estimates and to an adjustment in 2005 relating to an updated actuarial evaluation of workers' compensation liability.

       On a capacity increase of 8 per cent, fuel expense was up $146 million or 34 per cent reflecting continuing record high fuel prices. The average base fuel price increase of $129 million and the volume-related increase of $42 million were partially offset by a reduction of $28 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the quarter when compared to the fourth quarter of 2004. Beginning in September 2005, the Corporation has implemented a systematic fuel risk management strategy and has entered into contracts with financial intermediaries to manage its exposure

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 22
2005 Management's Discussion and Analysis to jet fuel price volatility. A fuel hedging loss of $3 million relating to these contracts was recorded in the fourth quarter of 2005. On a unit cost basis, fuel expense per ASM rose 24 per cent.

       Aircraft rent expense increased $6 million or 5 per cent over the fourth quarter of 2004 mainly as a result of aircraft additions to the fleet largely offset by the impact of the adoption of AcG-15.

       Airport and navigation fees rose $24 million or 12 per cent over the 2004 quarter. Higher landing and general terminal fees, primarily at Toronto's Lester
B. Pearson (Pearson) International Airport, as well as an 8 per cent increase in aircraft departures versus the 2004 quarter were the main factors for the increase.

       Aircraft maintenance, materials and supplies expense increased $26 million or 33 per cent. The increase was primarily related to timing of engine maintenance activities and to the contracting out of heavy aircraft maintenance activities to outside maintenance, repair and overhaul (MRO) companies as ACTS, Air Canada and Jazz's primary MRO service provider, was operating at full capacity in the fourth quarter of 2005, and to the addition of Bombardier regional jet aircraft to the Jazz fleet. The increase was partly offset by the impact of the retirement of the BAe-146 aircraft fleet. The contracting out of maintenance activities to MRO companies resulted in increased aircraft maintenance, materials and supplies expense as all expenses (including labour) relating to the services purchased were included in this expense category.

       Communications and information technology expense was up $7 million or 11 per cent largely due to an increase in information technology projects and also included a higher volume of communication services for web and Global Distribution System (GDS). The volume-related increases were partly offset by renegotiated contract rates for information technology and communications services and by the impact of a stronger Canadian dollar versus the US dollar in the quarter when compared to the fourth quarter of 2004.

       Food, beverage and supplies expense increased $5 million or 7 per cent versus the 2004 quarter on a passenger traffic increase of 9 per cent. The volume-related increase was largely offset by cost reduction initiatives and the impact of the new catering and buy-on-board programs. Additional expenses related to international service improvements were also a factor in the overrun.

       Depreciation, amortization and obsolescence expense rose $40 million or 47 per cent largely due to the adoption of AcG-15 and as a result of a change in the estimated lives of certain aircraft.

       Commission expense was down $18 million or 28 per cent on combined passenger and cargo revenue growth of 17 per cent. The main reason for the decrease in commission expense was the impact of a new commission structure for web and GDS bookings as well as lower international commissions which more than offset the volume-related increase.

       When compared to the fourth quarter of 2004, the other operating expense category was up $44 million or 12 per cent and included increases in credit card fees as a result of increased volume and


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 23
2005 Management's Discussion and Analysis average rates, legal and advisory fees, expenses related to the new uniform program and Aeroplan non-air redemption expenses. These increases were partly offset by lower advertising and promotion expense, reduced customer maintenance materials and lower expenses at Air Canada Vacations.

Non-Operating Expense

       Non-operating expense totaled $88 million in the fourth quarter of 2005, a $41 million increase from the fourth quarter of 2004. Net interest expense amounted to $62 million in the 2005 quarter, an increase of $15 million from the 2004 quarter, comprised primarily of higher interest expense of $19 million as a result of the adoption of AcG-15 partially offset by an increase of $8 million in interest income reflecting higher average interest rates. In the fourth quarter of 2005, loss on sale of and provision on assets of $30 million was recorded of which approximately $15 million related to the write-down of inactive Boeing 747 inventory.

Foreign Exchange Gains

         Loss from revaluation of foreign currency monetary items amounted to $11 million in the fourth quarter of 2005 attributable to a weaker Canadian dollar versus the US dollar at December 31, 2005 compared to September 30, 2005. This loss included $5 million related to capital lease obligations and $8 million as a result of the adoption of AcG-15. In the fourth quarter of 2004, foreign exchange gains amounted to $78 million.

Future Income Taxes

         Recovery for income taxes amounted to $39 million in the fourth quarter of 2005 compared to a provision of $13 million recorded in the fourth quarter of 2004.

         The comparison of fourth quarter financial results has been provided based on the consolidated results of ACE. Effective September 30, 2004, the Corporation's businesses are operated through four reportable segments:
Transportation Services, Aeroplan, Jazz and ACTS. Refer to Section 11 of this MD&A for additional analysis of fourth quarter results for ACE's four reportable segments.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 24
2005 Management's Discussion and Analysis

5.  CONSOLIDATED RESULTS OF OPERATIONS - 2005 VERSUS 2004 COMBINED

5.1.   Performance at a Glance

         This section provides year-over-year comparisons for the years 2001 through to 2005 using Annual Supplementary Non-GAAP Combined Information for the year 2004, as defined on page 4 of this MD&A.

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, as described on page 8 of this MD&A, year-over-year passenger revenue, RASM and yield information is not directly comparable to previous years. For comparative purposes, unless otherwise indicated, the following graphs and discussion will provide the reader with passenger revenue, RASM and yield changes that exclude the impact of the policy change related to Aeroplan passenger revenues. However, the graphs and discussion will also provide passenger revenue, RASM and yield changes that include the impact of the policy change related to Aeroplan passenger revenues.

Operating Income (loss) before reorganization and restructuring items and non-recurring labour expenses and Operating Margin



                Operating     Operating     o  Operating income of $452 million,
Year            Income ($M)   Margin (%)       a $335 million improvement from
----------------------------------------       the 2004 Combined operating
2001              (731)           (7.6)        income, before reorganization and
2002              (192)           (2.0)        restructuring items, of $117
2003              (684)           (8.2)        million.
2004 (Combined)    117             1.3      o  Operating revenues increased $930
2005               452             4.6         million or 10 per cent over 2004
----------------------------------------       Combined, mainly reflecting
                                               passenger revenue increases in
[tabular presentation of graphic display]      all markets and including the
                                               transfer of Aeroplan passenger
                                               revenues to the Passenger revenue
                                               category beginning in October
                                               2004.


o Operating expenses up $595 million or 7 per cent versus 2004 Combined, including a $592 million or 37 per cent increase in fuel expense.

o Unit cost, as measured by operating expense per ASM, up 3 per cent over 2004 Combined.

o Excluding fuel expense, unit cost down 4 per cent, in part reflecting the impact of fresh start reporting.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 25
2005 Management's Discussion and Analysis

EBITDAR, before reorganization and restructuring items and non-recurring labour expenses



                  EBITDAR       EBITDAR       o  EBITDAR increased $205 million
Year               ($M)        Margin (%)        in 2005 to $1,351 million
----               ----        ----------        despite an increase in fuel
2001                  669          7.0           expense of $592 million or 37
2002                1,289         13.1           per cent  over 2004 Combined.
2003                  690          8.2        o  EBITDAR margin rose 0.8
2004 (Combined)     1,146         12.9           percentage points over 2004
2005                1,351         13.7           Combined. Refer to "Non-GAAP
                                                 Financial Measures" on page 6
[tabular presentation of graphic display]        of this MD&A for additional
                                                 information on EBITDAR.




Passenger Revenue Change

Year                       $M                 o  In 2005, passenger revenues,
----                      -----                  including Aeroplan passenger
2001                      8,123                  revenues, increased $960
2002                      8,190                  million or 13 per cent
2003                      6,858                  reflecting increases in all
2004 (comb.)              7,268                  markets and including the
2004(1) (comb.)           7,309                  transfer of Aeroplan passenger
2005                      7,979                  revenues in the Passenger
2005(1)                   8,269                  revenue category beginning in
________________                                 October 2004.
(1)  Including Aeroplan Passenger Revenues




Passenger Revenue $M Change by Service - 2005 versus 2004 Combined


                                 $M           o  Canada passenger revenues,
                               ------            including Aeroplan passenger
Canada Consolidated             379              revenues, showed considerable
Canada Consolidated(1)          498              growth over 2004 Combined,
US Consolidated                  30              rising $498 million or 17 per
US Consolidated(1)               89              cent.
Other International             302           o  US transborder passenger
Other International(1)          373              revenues, including Aeroplan
_____________________                            passenger revenues, were up $89
(1)  Including Aeroplan Passenger Revenues       million or 6 per cent.
                                              o  Other international revenues,
                                                 including Aeroplan passenger
                                                 revenues, increased $373
                                                 million or 13 per cent.




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 26
2005 Management's Discussion and Analysis

Passenger Revenues and Statistics - % change 2005 versus 2004 Combined

                              %
                           ------        o  RASM, including Aeroplan
Traffic (RPMs)                8             passenger revenues, improved 9
Capacity (ASMs)               4             per cent year-over-year due to
Load factor (pp)             2.7            both a 2.7 percentage point
RASM                          6             improvement in passenger load
RASM (1)                      9             factor and a yield increase of
Yield per RPM                 2             5 per cent.
Yield per RPM (1)             5          o  2005 system traffic was up 8 per
________________                            cent on a 4 per cent increase
(1) Including Aeroplan                      in ASM capacity.
    Passenger Revenues





Aircraft Fuel Expense

                                         o  With record high fuel prices,
                                            aircraft fuel expense was up $592
                                            million or 37 per cent on a capacity
     Fuel Price per Litre (1)               increase of 4 per cent from 2004
     ------------------------               Combined.
Year                      Cents          o  The average base price of fuel
2001                       39.4             increase of $659 million and the
2002                       34.0             volume-related increase of $89
2003                       37.4             million were partly offset by a
2004 (combined)            46.2             decrease of $159 million as a result
2005                       60.0             of the favourable impact of a
________________                            stronger Canadian dollar.
(1)  Including fuel hedging and          o  Average fuel price per litre rose 30
     fuel handling expenses                 per cent over 2004 Combined.
                                         o  In 2005, the average price per litre
                                            was 60 cents with an average West
                                            Texas Intermediate (WTI) crude oil
                                            price per barrel of US$55 compared
                                            to an average price per litre of 46
                                            cents with an average WTI crude oil
                                            price per barrel of US$40.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 27
2005 Management's Discussion and Analysis

Operating Cost Performance

Changes in Operating Expense, ASM Capacity, Unit Cost (1) and

Unit Cost, excluding fuel expense (2)



% change 2005 versus 2004 Combined

                                            Operating       Operating expense
                     ASM       Operating     expense          per ASM, excl.
                  capacity      expense      per ASM          fuel expense
                  --------      -------      -------          ------------
Q1                   -2             (3)         (2)                (6)
Q2                    4              4           0                 (8)
Q3                    6             12           5                 (3)
Q4                    8             16           8                  3
Total Year            4              7           3                 (4)

[tabular presentation of graphic display]


o  For the full year 2005, unit cost was up 3 per cent over 2004 Combined.
o  Excluding fuel expense, unit cost in 2005 was down 4 per cent.
o  ASM capacity increased 4 per cent in 2005 versus 2004 Combined.



   (1)  Unit cost is calculated as operating expense divided by ASMs.
   (2) Unit cost, excluding fuel expense, is calculated as operating expense, removing fuel expense, divided by ASMs.


Cash Flows from (used for) Operations

                                         o  Cash flows from operations amounted
                                            to $675 million in 2005, compared to
Year                      $M                cash flows used for operations of
----                   ---------            $66 million in 2004 Combined.
2001                   (1,072)           o  2004 Combined cash flows used for
2002                      (95)              operations included $314 million of
2003                      139               net payments made on September 30,
2004 (Combined)           (66)              2004. These payments related mainly
2005                      675               to settlement of restructuring
                                            obligations.
[tabular presentation of graphic display]




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 28
2005 Management's Discussion and Analysis

5.2.  Comparison of Results - 2005 versus 2004 Combined

         The following table compares the 2005 Consolidated Statement of Operations of ACE, the 2004 Combined Statement of Operations as defined on page 4 of this MD&A under "Non-GAAP Financial Measures", and the 2003 Consolidated Statement of Operations of the Predecessor Company.


                                           Consolidated Statement of Operations
                                           ------------------------------------
---------------------------------------------------- ----------- ------------ -------------- -------------- --------------
                                                        ACE       Combined     Air Canada          %              %
                                                                                                Change         Change
                                                     ----------- ------------ -------------- -------------- --------------
                                                                                              2005 versus    2005 versus
($ millions, except per share figures)                  2005        2004          2003           2004           2003
---------------------------------------------------- ----------- ------------ -------------- -------------- --------------

Operating revenues
Passenger                                                 8,269        7,309          6,858            13            21
Cargo                                                       620          556            519            12            19
Other                                                       941        1,035            996            (9)           (6)
                                                     ----------- ------------ --------------
                                                          9,830        8,900          8,373            10            17
                                                     ----------- ------------ --------------
Operating expenses
Salaries, wages and benefits                              2,520        2,585          2,828            (3)          (11)
Aircraft fuel                                             2,198        1,606          1,253            37            75
Aircraft rent                                               417          632          1,008           (34)          (59)
Airport and navigation fees                                 924          814            743            14            24
Aircraft maintenance, materials and supplies                367          343            385             7            (5)
Communications and information technology                   303          302            390             0           (22)
Food, beverages and supplies                                334          340            334            (2)            0
Depreciation, amortization and obsolescence                 482          397            366            21            32
Commissions                                                 253          305            273           (17)           (7)
Other                                                     1,580        1,459          1,477             8             7
                                                     ----------- ------------ --------------
                                                          9,378        8,783          9,057             7             4
                                                     ----------- ------------ --------------
Operating income (loss) before reorganization
amd restructuring items                                     452          117           (684)

Reorganization and restructuring items                        -         (871)        (1,050)

Non-operating income (expense)
Aeroplan dilution gain                                      190            -              -
Interest income                                              66           17             25
Interest expense                                           (315)        (229)          (115)
Interest capitalized                                         14            2              4
Loss on sale of and provisions on assets                    (28)         (75)          (168)
Other                                                       (12)          (8)           (28)
                                                     ----------- ------------ --------------
                                                            (85)        (293)          (282)
                                                     ----------- ------------ --------------

                                                     ----------- ------------ --------------
Income (loss) before the following items:                   367       (1,047)        (2,016)

Non-controlling interest                                    (24)           -              -
Foreign exchange gain                                        46          182            137
Recovery of (provision for) income taxes                   (131)         (15)            12
                                                     ----------- ------------ --------------
Income (loss) for the period                                258         (880)        (1,867)
                                                     =========== ============ ==============

Earnings (loss) per share (1)
- Basic                                                    2.63           nm        ($15.53)
- Diluted                                                  2.46           nm        ($15.53)

EBITDAR(2)                                                1,351        1,146            690
---------------------------------------------------- ----------- ------------ -------------- -------------- --------------

(1)  Pursuant to the Plan as further described in Note 19 to the 2005 Annual Consolidated Financial
     Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration on September 30, 2004. In addition, a new ACE share capital structure was established, as further described in Note 12 to the 2005 Annual Consolidated
     Financial Statements.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 29
2005 Management's Discussion and Analysis

(2) Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for a reconciliation of EBITDAR for the years 2004 and 2005. 2003 EBITDAR of $690 million is reconciled to operating income (loss) before reorganization and restructuring items, as follows: GAAP operating income before reorganization and restructuring items of ($684) million, adding back aircraft rent of $1,008 million and depreciation, amortization and obsolescence of $366 million.

                                      Operating Statistics
                                      --------------------
------------------------------------ ------------ ------------ -------------- -------------- --------------
                                         ACE       Combined     Predecessor         %              %
                                                                  Company        Change         Change
                                     ------------ ------------ -------------- -------------- --------------
                                                                               2005 versus    2005 versus
                                        2005         2004          2003           2004           2003
------------------------------------ ------------ ------------ -------------- -------------- --------------
Revenue Passenger Miles (millions)        46,764       43,427         39,565              8             18
Available Seat Miles (millions)           58,822       56,536         54,160              4              9
Passenger Load Factor (%)                   79.5         76.8           73.1         2.7 pp         6.4 pp
------------------------------------ ------------ ------------ -------------- -------------- --------------

         For the full year 2005, in spite of a fuel expense increase of $592 million or 37 per cent, ACE reported operating income of $452 million, an improvement of $335 million over the same period in 2004. EBITDAR improved $205 million over 2004 Combined. Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for additional information on EBITDAR.

         In 2005, total operating revenues increased $930 million or 10 per cent compared to 2004 Combined. Passenger revenues were up $960 million or 13 per cent reflecting increases in all markets and including the transfer of Aeroplan passenger revenues into the Passenger revenue category starting in October 2004. Prior to October 2004, Aeroplan passenger revenues were recorded in the Other revenue category. In addition, to cover higher fuel costs, domestic and US transborder fare levels have been increased in 2005 and fuel surcharges have been significantly increased to and from most international destinations.

         Operating expenses were up $595 million versus 2004 Combined and included an increase in fuel expense of $592 million or 37 per cent from 2005. ASM capacity increased 4 per cent compared to 2004 Combined. Unit cost for 2005, as measured by operating expense per ASM, rose 3 per cent from 2004 Combined. Excluding fuel expense, unit cost in 2005 was down 4 per cent. Unit cost reductions included aircraft rent, benefits expense, commissions, salaries and wages expense and food, beverages and supplies.

         For the nine months ended September 30, 2004, reorganization and restructuring items amounted to $871 million. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         In 2005, non-operating expense decreased $208 million and included a dilution gain of $190 million (before tax) as a result of the dilution of the Corporation's interest in Aeroplan relating to the Aeroplan transaction which was completed in the Second Quarter of 2005 and is further described in Note 13 to the 2005 Annual Consolidated Financial Statements.

         In 2005, gains from revaluation of foreign currency monetary items amounted to $46 million attributable to a stronger Canadian dollar versus the US dollar at December 31, 2005 compared to December 31, 2004. In 2004 Combined, foreign exchange gains on non-compromised monetary items totaled $182 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 30
2005 Management's Discussion and Analysis

         A provision for income taxes of $131 million was recorded in 2005, $28 million of which related to the Aeroplan transaction which took place in the second quarter of 2005. No tax recovery was recorded on the loss for the first nine months of 2004. The provision for income taxes in 2004 Combined amounted to $15 million.

         Net income in 2005 was $258 million compared to a net loss of $880 million in 2004 Combined, an improvement of $1,138 million.

5.3.     Revenue Performance - 2005 versus 2004 Combined

Passenger Revenues

         The table below describes, by major market, excluding the impact of the policy change related to Aeroplan passenger revenues, year-over-year percentage changes in passenger revenues, capacity as measured by ASMs, traffic as measured by RPMs, passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.


                                              Operating Statistics
                                              --------------------
                                             2005 versus 2004 Combined
                                             -------------------------
------------------------- -------------- -------------- --------------- -------------- --------------- --------------
                            Passenger      Capacity        Traffic        Passenger        Yield           RASM
                             Revenue        (ASMs)          (RPMs)       Load Factor      per RPM        % Change
                            % Change       % Change        % Change       pp Change       % Change
------------------------- -------------- -------------- --------------- -------------- --------------- --------------
Canada                         13             4              8               3.2            5               9
US                             2             (4)             5               6.0           (3)              6
Atlantic                       10             6              9               1.9            1               4
Pacific                        8              6              6              (0.4)           3               2
Other                          16             12             14              1.4            2               4
------------------------- -------------- -------------- --------------- -------------- --------------- --------------
System                         10             4              8               2.7            2               6
(excluding Aeroplan)
------------------------- -------------- -------------- --------------- -------------- --------------- --------------
System                         13             4              8               2.7            5               9
(including Aeroplan)
------------------------- -------------- -------------- --------------- -------------- --------------- --------------

         As compared to 2004 Combined, system passenger revenues, which included Aeroplan passenger revenues of $290 million for the full year 2005 and $41 million for the fourth quarter of 2004, were up $960 million or 13 per cent.

         In 2005, system passenger traffic rose 8 per cent on a 4 per cent increase in ASM flying capacity producing a 2.7 percentage point improvement in passenger load factor versus the 2004 Combined level. Increases in yield for the domestic and other international markets were partly offset by a decline in yield in the US transborder market, reflecting an extremely competitive US transborder market and a weaker US dollar which lowers the Canadian dollar value of revenues from the US. To partially offset the large spike in fuel prices, domestic fares were increased significantly in 2005, while fuel surcharges were added on international routes. System RASM, excluding Aeroplan passenger revenues, rose 6 per cent in 2005, mainly reflecting both the improvement in passenger load factor and the increase in system yield.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 31
2005 Management's Discussion and Analysis

Domestic Passenger Revenues            Components of Domestic Passenger Revenues
                                              % change 2005 vs 2004 Combined


Year                     $M                                              %
----                   -------                                        -------
2001                   3,582                Traffic (RPMs)               8
2002                   3,535                Capacity (ASMs)              4
2003                   2,919                Load factor (pp)            3.2
2004 (Comb.)           2,931                RASM                         9
2004 (Comb.) (1)       2,949                RASM (1)                     13
2005                   3,310                Yield per RPM                5
2005 (1)               3,447                Yield per RPM (1)            8
____________                               ____________
(1)  Including Aeroplan                    (1)  Including Aeroplan
     Passenger Revenue                          Passenger Revenue

                  [tabular presentation of graphic displays]



         In 2005, domestic passenger revenues, which included Aeroplan passenger revenues of $137 million for the full year 2005 and $18 million for the fourth quarter of 2004, were up $498 million or 17 per cent from 2004 Combined. Domestic passenger traffic grew 8 per cent on an ASM capacity increase of 4 per cent resulting in a passenger load factor improvement of 3.2 percentage points over the 2004 Combined level. Domestic yield increased 5 per cent in 2005, excluding Aeroplan passenger revenues, mainly due to increased fare levels to cover higher fuel costs, an improved domestic competitive position, as well as a stronger market for the higher priced Tango Plus product. Reflecting both the improvement in passenger load factor and the increase in yield, excluding Aeroplan passenger revenues, domestic RASM rose 9 per cent above 2004 Combined.

US Transborder Passenger Revenues    Components of US Transborder Pass. Revenues
                                          % change 2005 vs 2004 Combined


Year                      $M                                             %
----                  ---------                                       -------
2001                    2,118            Traffic (RPMs)                  5
2002                    1,945            Capacity (ASMs)                (4)
2003                    1,578            Load factor (pp)               6.0
2004 (Comb.)            1,470            RASM                            6
2004 (Comb.) (1)        1,481            RASM (1)                        10
2005                    1,500            Yield per RPM                  (3)
2005 (1)                1,570            Yield per RPM (1)               1
______________                           _______________
(1)  Including Aeroplan                  (1)  Including Aeroplan
     Passenger Revenues                       Passenger Revenues


                  [tabular presentation of graphic displays]


         US transborder passenger revenues, which included Aeroplan passenger revenues of $70 million for the full year 2005 and $11 million for the fourth quarter of 2004, increased $89 million or 6 per cent from the 2004 Combined level. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 4 per cent. In spite of the ASM capacity reduction, traffic increased 5 per cent resulting in a passenger load factor improvement of 6.0 percentage points. Excluding Aeroplan passenger revenues, yield declined 3 per cent reflecting the weakening of the US dollar for sales denominated in US dollars as well as an aggressive pricing environment resulting from increased capacity in the US transborder market by Canadian low-cost carriers. Excluding Aeroplan passenger revenues, US


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 32
2005 Management's Discussion and Analysis transborder RASM was up 6 per cent as the large improvement in passenger load factor more than offset the yield decrease.


Atlantic Passenger Revenues            Components of Atlantic Passenger Revenues
                                              % change 2005 vs 2004 Combined


Year                       $M                                               %
----                    -------                                          ------
2001                     1,398             Traffic (RPMs)                  9
2002                     1,556             Capacity (ASMs)                 6
2003                     1,472             Load factor (pp)               1.9
2004 (Comb.)             1,524             RASM                            4
2004 (Comb.) (1)         1,530             RASM (1)                        6
2005                     1,676             Yield per RPM                   1
2005 (1)                 1,727             Yield per RPM (1)               4
_____________                              ______________
(1)  Including Aeroplan                    (1)  Including Aeroplan
     Passenger Revenues                         Passenger Revenues


                 [tabular presentation of graphic displays]


         Atlantic passenger revenues, which included Aeroplan passenger revenues of $51 million for the full year 2005 and $6 million for the fourth quarter of 2004, increased $197 million or 13 per cent in 2005 from the 2004 Combined level. Despite the increase in fuel surcharges to cover higher fuel costs, yield only increased 1 per cent, excluding Aeroplan passenger revenues, reflecting a significant weakening of currencies for sales denominated in Euro and Sterling Pound as well as competitive pricing environment due to growth in charter capacity to Europe and the United Kingdom. Atlantic traffic grew 9 per cent reflecting a strong market demand in the United Kingdom and France markets, as well as the addition of the route to Rome, Italy. Capacity was increased 6 percent largely due to the addition of the Rome route and additional frequencies to the United Kingdom, France and Switzerland. Excluding Aeroplan passenger revenues, RASM was up 4 per cent reflecting the improvement in the passenger load factor and, to a much lesser extent, the yield increase.


Pacific Passenger Revenues             Components of Pacific Passenger Revenues
                                              % change 2005 vs 2004 Combined


Year                       $M                                              %
----                     ------                                        --------
2001                      723             Traffic (RPMs)                  6
2002                      802             Capacity (ASMs)                 6
2003                      502             Load factor (pp)              (0.4)
2004 (Comb.)              852             RASM                            2
2004 (Comb.) (1)          854             RASM (1)                        3
2005                      924             Yield per RPM                   3
2005 (1)                  934             Yield per RPM (1)               4
_____________                             _____________
(1)  Including Aeroplan                   (1)  Including Aeroplan
     Passenger Revenues                        Passenger Revenues


                  [tabular presentation of graphic displays]



         Pacific passenger revenues, which included Aeroplan passenger revenues of $10 million for the full year 2005 and $2 million for the fourth quarter of 2004, were up $80 million or 9 per cent versus 2004 Combined. Excluding Aeroplan passenger revenues, yield improved 3 per cent from the 2004 Combined


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 33
2005 Management's Discussion and Analysis level due to increased fuel surcharges in 2005 to cover higher fuel costs as well as yield improvements in the Hong Kong and Korea markets due to an increased proportion of higher-yielding business travelers. Pacific traffic and ASM capacity both rose 6 per cent resulting in a passenger load factor essentially unchanged from 2004 Combined. Capacity increases were mostly reflected in the China market, which saw the introduction of non-stop Toronto-Beijing and Toronto-Seoul services. Excluding Aeroplan passenger revenues, RASM rose 2 per cent as a result of the yield increase, despite a negative currency impact caused by the stronger Canadian dollar versus the Japanese yen.


  Other Passenger Revenues                Components of Other Passenger Revenues
                                              % change 2005 vs 2004 Combined


Year                        $M                                               %
----                      ------                                          ------
2001                       302             Traffic (RPMs)                   14
2002                       352             Capacity (ASMs)                  12
2003                       387             Load factor (pp)                1.4
2004 (Comb.)               491             RASM                              4
2004 (Comb.) (1)           495             RASM (1)                          7
2005                       569             Yield per RPM                     2
2005 (1)                   591             Yield per RPM (1)                 5
_______________                            _________________
(1)  Including Aeroplan                    (1)  Including Aeroplan
     Passenger Revenues                         Passenger Revenues


                  [tabular presentation of graphic displays]



         South Pacific, Caribbean, Mexico and South America (Other) passenger revenues, which included Aeroplan passenger revenues of $22 million for the full year 2005 and $4 million for the fourth quarter of 2004, increased $96 million or 19 per cent in 2005. Traffic grew 14 per cent on an ASM capacity increase of 12 per cent resulting in a 1.4 percentage point improvement in passenger load factor compared to the 2004 Combined level. Excluding Aeroplan passenger revenues, yield was up 2 per cent over 2004 Combined in part due to increased fuel surcharges to cover higher fuel costs. RASM increased 4 per cent reflecting both the passenger load factor improvement and, to a lesser extent, the yield increase. The growth in these markets was largely from additional flying to South America, including Lima, Caracas and Bogota.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 34
2005 Management's Discussion and Analysis

Cargo Revenues

         Cargo revenues increased $64 million or 12 per cent mainly due to the addition of two freighter aircraft in 2005 and greater cargo volumes notably in the Pacific market. With the introduction of Shanghai and the full year effect of Frankfurt freighter operations, freighter revenues increased $98 million over 2004. This was partially offset by lower non-freighter revenues due to the retirement of the Boeing 747-400 Combi aircraft in late 2004. Yield per revenue ton mile was essentially unchanged from the 2004 Combined level. The favourable yield impact of increased fuel surcharges in 2005 was largely offset by the relative growth in lower-yielding long-haul freight traffic and unfavourable foreign exchange versus 2004 Combined.

            Cargo Revenues

Year                                 $M
----                              --------
2001                                578
2002                                585
2003                                519
2004 (Comb.)                        556
2005                                620

[tabular presentation of graphic display]




Other Revenues

         Non-transportation revenues were down $94 million or 9 per cent mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) effective October 1, 2004, as described on page 8 of this MD&A. For the nine months ended September 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $173 million and were recorded in the Other revenue category. For the fourth quarter of 2004 and the full year 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in the Passenger revenue category. Partly offsetting the reduction from the change in accounting policy for the loyalty program was an increase in cancellation and change fees, higher third party maintenance revenues and various other increases.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 35
2005 Management's Discussion and Analysis

5.4.  Cost Performance - 2005 versus 2004 Combined

Impact of the Adoption of AcG-15

         For the full year 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $42 million or $0.43 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $120 million, an increase to depreciation expense of $86 million, an increase to net interest expense of $88 million, a foreign exchange gain of $26 million and a non-controlling interest charge of $14 million compared to financial results had AcG-15 not been effective.

Operating Expenses

         For the full year 2005, operating expenses increased $595 million or 7 per cent compared to 2004 Combined and included a fuel expense increase of $592 million or 37 per cent. Unit cost increased 3 per cent versus the 2004 Combined level. Excluding fuel expense, unit cost declined 4 per cent in 2005.


                                   Unit Cost


                                             cents per ASM

                                                     Operating expense per ASM,
Year                    Operating expense per ASM      excluding fuel expense
----                    -------------------------      ----------------------
2001                               17.1                         14.4
2002                               16.6                         14.5
2003                               16.7                         14.4
2004 (combined)                    15.5                         12.7
2005                               15.9                         12.2

                  [tabular presentation of graphic display]





2005 Operating Expenses
% 0f total


Operating Expense                                                 %
-----------------                                               -------
Salaries, wages and benefits                                      27
Aircraft fuel                                                     23
Aircraft rent                                                     4
Airport and navigation fees                                       10
Aircraft maintenance, materials and supplies                      4
Communications and information technology                         3
Food, beverage and supplies                                       4
Depreciation, amortization and obsolescence                       5
Commissions                                                       3
Other                                                             17

                  [tabular presentation of graphic display]



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 36
2005 Management's Discussion and Analysis

         The following discussion summarizes those categories with significant year-over-year variances:

         Salaries and wage expense totaled $1,978 million in 2005, an increase of $43 million or 2 per cent from the 2004 Combined level. Included in salaries and wages were expenses relating to employee profit sharing programs in 2005. The average number of full-time equivalent (FTE) employees in 2005 was essentially unchanged from 2004 Combined. Employee productivity, as measured by ASM per FTE employee, grew 4 per cent compared to the 2004 Combined level.

         Employee benefits expense amounted to $542 million in 2005, a decrease of $108 million or 17 per cent from 2004 Combined. The decrease was largely due to lower pension and employee future benefits expenses as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting.

         Fuel expense increased $592 million or 37 per cent, on a capacity increase of 4 per cent, reflecting continuing record high fuel prices. The average base fuel price increase of $659 million and the volume-related increase of $89 million were partially offset by a reduction of $159 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the year. Beginning in September 2005, the Corporation has implemented a systematic fuel risk management strategy and has entered into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. A fuel hedging loss of $3 million relating to these contracts was recorded in the fourth quarter of 2005. Prior to these derivative instruments being designated as hedges for accounting purposes, an unrealized gain of $2 million was recorded in other non-operating expense. On a unit cost basis, fuel expense per ASM rose 32 per cent.

         Aircraft rent expense was down $215 million or 34 per cent versus 2004 Combined largely due to the adoption of AcG-15, the impact of fair value adjustments as a result of fresh start reporting, the termination of Boeing 747-400 leases, the net reclassification of certain aircraft leases from operating to capital leases, lease renegotiations, as well as a stronger Canadian dollar versus the US dollar for leases denominated in US dollars when compared to 2004 Combined. These decreases were partly offset by aircraft additions to the fleet, net of aircraft returns or terminations.

         Airport and navigation fees increased $110 million or 14 per cent on a 1 per cent increase in aircraft departures. Higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, and higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004, were the main reasons for the increase. In addition, in the third quarter of 2004, the Corporation recorded a favourable adjustment of $22 million to airport and navigation fees relating to Federal Aviation Administration (FAA) overflight fees.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 37
2005 Management's Discussion and Analysis

         Aircraft maintenance, materials and supplies expense increased $24 million or 7 per cent. The increase is mainly due to the timing of engine maintenance activities, to the contracting out of heavy aircraft maintenance activities to outside maintenance, repair and overhaul (MRO) companies as ACTS, Air Canada and Jazz's primary MRO service provider, was operating at full capacity, and to the addition of Bombardier regional jet aircraft to the Jazz fleet. This increase was partly offset by the impact of the retirement of the BAe 146 aircraft fleet. The contracting out of maintenance activities to MRO companies resulted in increased aircraft maintenance, materials and supplies expense as all expenses (including labour) relating to the services purchased were included in this expense category.

         Communications and information technology expense increased $1 million from the 2004 level. Increased volume for communication services for web and Global Distribution System (GDS) as well an increase in information technology projects were offset by renegotiated contract rates for information technology and communications services and by the impact of a stronger Canadian dollar versus the US dollar when compared to 2004 Combined.

         Food, beverage and supplies expense decreased $6 million or 2 per cent versus the 2004 Combined level on a passenger traffic increase of 8 per cent. The impact of the cost reduction initiatives and the new catering and buy-on-board programs implemented by the Corporation more than offset the volume-related and the international service improvement increases.

         When compared to 2004 Combined, depreciation, amortization and obsolescence expense was up $85 million or 21 per cent in 2005 largely related to the adoption of AcG-15.

         In 2005, commission expense was down $52 million or 17 per cent on combined passenger and cargo revenue growth of 10 per cent, excluding Aeroplan passenger revenues. The impact of a new commission structure introduced for web and GDS bookings as well as lower international commissions more than offset the volume-related increase.

         The other operating expense category rose $121 million or 8 per cent over the 2004 Combined level and included increases in credit card fees, advisory fees, customer inconvenience and baggage mishandling expenses, Aeroplan non-air redemption expenses, a higher volume and an increase in the cost of tour packages by Air Canada Vacations, as well as other categories of expenses mainly related to the 4 per cent growth in capacity. These increases were partly offset by a reduction in advertising and promotion expense and reductions in other categories.

Non-Operating Expense

         Non-operating expense amounted to $85 million in 2005, a $208 million decrease over 2004 Combined. In the second quarter of 2005, ACE recorded a dilution gain of $190 million (before tax) as a result of the dilution of its interest in Aeroplan. Net interest expense amounted to $235 million in 2005, an increase of $25 million from 2004 Combined. Interest expense rose $86 million and included the impact of the adoption of AcG-15 of $88 million. Interest income totaled $66 million in 2005, up $49 million from the 2004 Combined level primarily related to higher cash balances and an increase in average interest rates. In addition, in 2004 Combined, prior to emergence from CCAA on September 30, 2004,


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 38
2005 Management's Discussion and Analysis interest income of $17 million was allocated to reorganization and restructuring items. Included in other non-operating expenses in 2005 was a charge of $29 million relating to the repayment of the GE exit credit facility and income of $17 million related to a settlement of interest rate swaps on aircraft leases.

         In 2005, loss on sale of and provision on assets of $28 million was recorded of which approximately $15 million related to the write-down of inactive Boeing 747 inventory. In 2004 Combined, the Corporation recorded provisions of $75 million relating mainly to non-operating aircraft, including $18 million for spare parts.

Foreign Exchange

         Gains from revaluation of foreign currency monetary items amounted to $46 million in 2005 attributable to a stronger Canadian dollar versus the US dollar at December 31, 2005 compared to December 31, 2004. The foreign exchange gains recorded in 2005 included gains of $40 million related to capital lease obligations and $26 million resulting from the adoption of AcG-15. This compared to foreign exchange gains on non-compromised monetary items of $182 million recorded in 2004 Combined.

Future Income Taxes

         Provision for income taxes totaled $131 million in 2005, of which $28 million related to the Aeroplan transaction which took place in the second quarter of 2005. The Corporation recorded a provision for income taxes of $15 million in 2004 Combined. No tax recovery was recorded on the loss in 2004 in the Predecessor Company. Refer to Note 8 to the 2005 Annual Consolidated Financial Statements of ACE for additional information on future income taxes.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 39
2005 Management's Discussion and Analysis

6. THE STATEMENT OF FINANCIAL POSITION AND LIQUIDITY

         The consolidated statements of financial position as at December 31, 2005 and December 31, 2004 represent the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis, as further described in Notes 2 and 20 to the 2005 Annual Consolidated Financial Statements. The consolidated statement of financial position as of December 31, 2003 represents the accounts of the Predecessor Company. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, amounts in the Predecessor Company are not directly comparable.


                                  Condensed Consolidated Statement of Financial Position
                                  ------------------------------------------------------
----------------------------------------------- ------------------------ ----------------------- ------------------------
                                                          ACE                     ACE              Predecessor Company
 ($ millions)                                    At December 31, 2005     At December 31, 2004    At December 31, 2003
----------------------------------------------- ------------------------ ----------------------- ------------------------
ASSETS
Current
Cash, cash equivalents and
short-term investments                                            2,181                   1,632                      670
Other current assets                                              1,173                   1,063                    1,041
                                                ------------------------ ----------------------- ------------------------
                                                                  3,354                   2,695                    1,711

Property and equipment                                            5,494                   3,684                    1,700
Deferred charges                                                    145                     167                    2,340
Goodwill                                                              -                       -                      510
Intangible assets                                                 2,462                   2,703                      164
Other assets                                                        392                     137                      485
                                                ------------------------ ----------------------- ------------------------
                                                                 11,847                   9,386                    6,910
                                                ======================== ======================= ========================

LIABILITIES
Current liabilities                                               3,011                   2,616                    2,402
Long-term debt and capital lease obligations                      3,543                   2,328                      332
Convertible preferred shares                                        148                     132                        -
Future income taxes                                                 221                     243                       11
Pension and other benefit liabilities                             2,154                   2,344                      964
Non-controlling interest                                            203                       -                        -
Deferred credits                                                      -                       -                      827
Other long-term liabilities                                       1,399                   1,520                    1,216
                                                ------------------------ ----------------------- ------------------------
                                                                 10,679                   9,183                    5,752
Liabilities subject to compromise                                     -                       -                    5,313
                                                ------------------------ ----------------------- ------------------------
                                                                 10,679                   9,183                   11,065
SHAREHOLDERS' EQUITY
Share capital and other equity                                      747                     187                      967
Contributed surplus                                                   6                       1                       25
Retained earnings                                                   415                      15                   (5,147)
                                                ------------------------ ----------------------- ------------------------
                                                                  1,168                     203                   (4,155)
                                                ------------------------ ----------------------- ------------------------
                                                                 11,847                   9,386                    6,910
                                                ======================== ======================= ========================

----------------------------------------------- ------------------------ ----------------------- ------------------------

         As a result of the adoption of AcG-15 effective January 1, 2005, Air Canada consolidated the financial statements of certain aircraft and engine leasing entities and fuel facilities corporations. As at December 31, 2005, additional property and equipment of $1,333 million, long-term debt, including current portion, of $1,178 million, other assets of $112 million, and non-controlling interest of $203 million are consolidated under AcG-15. The impact of the adoption of AcG-15 on the consolidated statement of financial position is described in further detail in Note 2 to the 2005 Annual Consolidated Financial Statements of ACE.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 40
2005 Management's Discussion and Analysis

6.1.   Share Capital and Other Equity

         At December 31, 2005, the issued and outstanding common shares of ACE, along with common shares potentially issuable, which are comprised of convertible preferred shares, convertible notes and stock options, are as follows:

--------------------------------------------------------------------------------------------------------
                                                                              ACE
                                                        At December 31, 2005    At December 31, 2004
                                                        ------------------------------------------------
                                          Authorized                   Outstanding (000)
--------------------------------------------------------------------------------------------------------
Issued and outstanding common shares
  Class A variable voting shares          Unlimited                  76,735                      74,813
  Class B voting shares                   Unlimited                  25,059                       8,813
  Shares held in escrow                                                  28                       5,189
                                                        ------------------------------------------------
Total issued and outstanding common share                           101,822                      88,815
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
                                                                              ACE
                                                        At December 31, 2005    At December 31, 2004
                                                        ------------------------------------------------
                                                                       Outstanding (000)
--------------------------------------------------------------------------------------------------------
Common shares potentially issuable
  Convertible preferred shares                                       10,228                    9,375
  Convertible notes                                                   6,875                        -
  Stock options                                                       3,187                    3,028
                                                              ---------------------------------------
Total common shares potentially issuable                             20,290                   12,403
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
 ($ millions)                                                               ACE
                                                        At December 31, 2005    At December 31, 2004
                                                        ------------------------------------------------
                                                                       Outstanding (000)
--------------------------------------------------------------------------------------------------------
Common shares                                                     $   2,231                $   1,778
Convertible preferred shares                                            117                      117
Convertible notes                                                        92                        -
                                                              ---------------------------------------
                                                                      2,440                    1,895
Adjustment to shareholders' equity (1)                              (1,693)                  (1,708)
                                                              ---------------------------------------
Share capital and other equity                                     $    747                 $    187
--------------------------------------------------------------------------------------------------------

    (1 Under fresh start reporting, the balance in shareholders' equity after a comprehensive revaluation is adjusted to the net value of identifiable assets and liabilities. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.


          During the second quarter of 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($442 million, net of fees).

         In the same period, ACE issued $330 million of 4.25 per cent Convertible Senior Notes due 2035 (Convertible Notes) for net proceeds of $319 million. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 million less allocated fees of $2 million. The value ascribed to the financial liability was $236 million.

         The Corporation used approximately $557 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with GE, including $16 million for early payment fees. The Corporation recorded a charge of $29 million in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 million for the write-off of deferred financing charges.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 41
2005 Management's Discussion and Analysis

         The Court-appointed Monitor for the restructuring of the Predecessor Company under the CCAA completed its report on May 30, 2005 confirming that all remaining disputed unsecured claims had been resolved and recommended to the Ontario Superior Court of Justice that it authorize the Monitor to proceed with the final distribution of shares held by the Monitor in escrow in accordance with the restructuring plan. The shares were distributed with the exception of 27,927 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental authorities.

6.2.   Liquidity and Working Capital

         At December 31, 2005, the Corporation had cash, cash equivalents and short term investments of $2,181 million and positive working capital of $343 million. At December 31, 2004, the Corporation had cash, cash equivalents and short-term investments of $1,632 million and positive working capital of $79 million.

Air Canada

         On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 million provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility is limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. At December 31, 2005, no amount was drawn under this facility. The credit facility is secured, principally, by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

Aeroplan

         During 2005, Aeroplan arranged for senior secured credit facilities in the amount of $475 million. The credit facilities consist of one $300 million (or the U.S. dollar equivalent thereof) term facility (Term A Facility), a $100 million (or the U.S. dollar equivalent thereof) acquisition facility (Term B Facility) and a $75 million (or the U.S. dollar equivalent thereof) revolving term credit facility. The Term A Facility was drawn on June 29, 2005 in the amount of $300 million, in order to fund a portion of the $400 million Aeroplan miles redemption reserve. Refer to Note 13 to the 2005 Annual Consolidated Financial Statements for additional information. The Term B Facility is available for multiple drawings to fund permitted acquisitions. Under the revolving facility, $18 million was drawn on June 29, 2005 for general corporate and working capital purposes, and was repaid during the third quarter of 2005. At December 31, 2005, there were no amounts drawn under the Term B facility. Refer to Note 7 to the 2005 Annual Consolidated Financial Statements for additional information on the Aeroplan credit facilities.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 42
2005 Management's Discussion and Analysis

6.3.  Debt and Lease Obligations

         As a result of the adoption of AcG-15, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. Future minimum lease payments under existing operating leases of aircraft and other property, excluding leases accounted for as capital leases and Variable Interest Entities (VIEs), amounted to $3.4 billion at December 31, 2005 compared to $3.3 billion at December 31, 2004. Refer to the table below for additional information on the Corporation's future minimum lease payments under existing operating leases.

Summary of Principal Repayment and Future Minimum Lease Payment Requirements at December 31, 2005

         The table below summarizes the Corporation's principal repayment requirements at December 31, 2005 through to 2010 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as VIEs under AcG-15. The table also summarizes the Corporation's future minimum lease payments under existing operating leases at December 31, 2005.

----------------------------------------------------------------------------------------------------

($ millions)                                           2006       2007      2008     2009      2010
                                                    ------------------------------------------------

Long-term debt principal obligations                     48         50        70      349        35
Debt consolidated under AcG-15 (1)                       76        119       117       59       118
Capital lease principal obligations                     141        174       172       84        82
                                                    ------------------------------------------------
Total long-term debt and capital lease obligations      265        343       359      492       235
                                                    ================================================

Future minimum lease payments under                     458        406       335      300       259
existing aircraft operating  leases

Future minimum lease payments under
existing leases for other property                       83         68        51       37        28
                                                    ------------------------------------------------
Total future minimum lease payments
under existing leases                                   541        474       386      337       287
                                                    ================================================
----------------------------------------------------------------------------------------------------

(1) Includes end of lease debt principal payments due on aircraft and engine leasing entities consolidated under AcG-15 before taking into account the anticipated fair value of the aircraft and engines at the time of lease expiry. In 2007, amounts due of approximately US$39 million relate to end of lease obligations with current aircraft fair values of approximately US$36 million. In 2008, amounts due of approximately US$51 million relate to end of lease obligations with current aircraft fair values of approximately US$93 million. In 2010, amounts due of approximately US$54 million relate to end of lease obligations with current aircraft fair values of approximately US$59 million. In these leasing transactions, Air Canada has the option to either refinance the aircraft on lease expiry or to return the aircraft to the lessor. On a lease return, Air Canada may be required to make a residual value payment in the event aircraft sale proceeds are less than amounts outstanding under the lease.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 43
2005 Management's Discussion and Analysis

 6.4. Capital Expenditures

         The table below provides projections for aircraft expenditures for firm aircraft orders, net of aircraft financing, combined with planned and committed expenditures for aircraft engines, inventory, property and equipment, net of related financing, if applicable, for the years 2006 through to 2010.

          In addition to the firm aircraft orders, the Corporation's purchase agreements include options, cancelable orders and purchase rights, all of which are not included in these projections.

-----------------------------------------------------------------------------------------------------------------
Projected Planned and Committed Capital Expenditures (1)
                                                           ------------------------------------------------------
($ millions)                                                    2006       2007       2008       2009       2010
                                                           ------------------------------------------------------
Projected committed expenditures                                 826      1,950      1,213        428        837

Projected planned but uncommitted expenditures                   252        405        317        273        285
                                                           ------------------------------------------------------
Total projected expenditures                                   1,078      2,355      1,530        701       1122

Projected financing on committed expenditures                   (467)    (1,560)    (1,090)      (297)      (801)
                                                           ------------------------------------------------------

Total projected expenditures, net of financing                   611        795        440        404        321
                                                           ======================================================
-----------------------------------------------------------------------------------------------------------------

(1) US dollar amounts are converted using the December 31, 2005 noon day rate of $1.1659. Final aircraft delivery prices include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day LIBOR rate at December 31, 2005.

Boeing

         In November 2005, the Corporation concluded agreements with The Boeing Company (Boeing) for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The agreements include firm orders for 18 Boeing 777 aircraft, plus purchase rights for an additional 18 aircraft, in a yet-to-be determined mix of the 777 family's newest models. Deliveries of the Boeing 777 aircraft are scheduled to commence in March 2007. Seven Boeing 777 aircraft are expected to be delivered in 2007, nine aircraft in 2008, and two aircraft in 2009. The agreements also include firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada's first Boeing 787 aircraft is scheduled for delivery in 2010. The Corporation has received financing commitments from Boeing and the engine manufacturer covering all firm aircraft orders for approximately 90 per cent of the capital expenditure.

         The Corporation expects to remove from operations all 20 Airbus A330 and A340 aircraft as well as all 12 Boeing 767-200 aircraft as the new committed Boeing 777 and 787 aircraft are delivered. The debt and other obligations associated with these aircraft are approximately US$850 million at December 31, 2005.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 44
2005 Management's Discussion and Analysis

Embraer

         In 2004, Air Canada signed a definitive purchase agreement with Empresa Brasileira de Aeronautica S.A. (Embraer) covering firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models.

         Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. All Embraer 175 deliveries were 80 percent financed by a third party.

         The Embraer 190 series deliveries commenced in December 2005. At December 31, 2005, three of the Embraer 190 series firm aircraft orders have been completed and the remaining 42 deliveries are planned to be completed by January 2008. For the first 18 firm Embraer 190 deliveries, the Corporation has received loan commitments from a syndicate of banks and the manufacturer covering 80 percent of the capital expenditure. For the remaining 27 firm Embraer 190 deliveries, the Corporation has received loan commitments from the manufacturer covering 85 percent of the capital expenditures.

Bombardier

         In 2004, Air Canada signed a definitive purchase agreement with Bombardier Inc. (Bombardier) for the acquisition of regional jet aircraft. The agreement with Bombardier covered firm orders for 15 Bombardier CRJ705 and 15 Bombardier CRJ200 aircraft, all of which were delivered to the Corporation in late 2004 and throughout 2005. The agreement with Bombardier contains orders for 15 additional Bombardier CRJ200 aircraft which can be cancelled without penalty. The agreement also contains options for an additional 45 aircraft. As of February 9, 2006, no commitments have been made on the cancelable orders or on the additional options for the 45 aircraft. The Corporation has financing commitments for 85 percent of capital expenditures from the manufacturer on the cancellable aircraft orders should the Corporation decide to commit to acquire these aircraft.

Aircraft Reconfiguration

         On November 10, 2005, Air Canada announced its intention to provide all-new seating across its entire fleet, featuring a state-of-the-art lie-flat seat for its international Executive First customers. In addition, Air Canada is outfitting its Executive Class cabins on North American routes with new premium seats, and all of its Hospitality cabins fleet-wide will be reconfigured with new seats offering personal seat back entertainment systems with an increased choice of audio and video programming. The capital expenditures relating to this program are reflected in the projected planned and committed expenditures table above.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 45
2005 Management's Discussion and Analysis

Projected Cash Debt Payments for Committed Aircraft Deliveries

         The following table provides for the Corporation's cash debt payments for the future firm aircraft deliveries for the years 2006 through to 2010.

         The projected principal repayments disclosed below are based on the assumption that all aircraft acquisitions will be financed under debt. Air Canada has not yet decided whether certain aircraft acquisitions will be financed under debt or operating lease arrangements

----------------------------------------------------------------------------------------------------------------------
($ millions) (1)                                             2006         2007         2008        2009         2010
                                                        --------------------------------------------------------------

Principal repayment on aircraft-related long-term debt          8           37          95          130         154
----------------------------------------------------------------------------------------------------------------------

(1) Based on 10-year US treasury rate and swap rate as at December 31, 2005. US dollar amounts are converted using the December 31, 2005 noon day rate of $1.1659. Final aircraft delivery prices include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day LIBOR rate at December 31, 2005.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 46
2005 Management's Discussion and Analysis

6.5. Pension Funding Obligations

         The table below provides the Corporation's 2005 pension funding as well as projections for its pension funding obligations from 2006 through to 2010:

--------------------------------------------------------------------------------------------------------------------
($ millions)                                      2005       2006        2007        2008        2009        2010
                                             ----------- ----------- ----------- ----------- ----------- -----------
Past service domestic  registered plans              99         198         214         207         211         212
Current service domestic registered plans           133         139         141         146         152         158
Other pension arrangements                           52          52          56          61          65          69
                                             ----------- ----------- ----------- ----------- ----------- -----------
Projected pension funding obligations               284         389         411         414         428         439
                                             =========== =========== =========== =========== =========== ===========
--------------------------------------------------------------------------------------------------------------------

         The above pension funding requirements are in respect of the Corporation's pension arrangements. For Domestic Registered Plans, the funding requirements are based on the minimum past service contributions from the January 1, 2005 actuarial valuations plus a projection of the current service contributions. The required contributions disclosed above do not reflect actual experience of 2005 and assume no future gains and losses on plan assets and liabilities over the projection period. The changes in the economic conditions, mainly the return on assets generated by the fund and the change in interest rates, will impact projected required contributions.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 47
2005 Management's Discussion and Analysis

7.  FINANCIAL MANAGEMENT - 2005 VERSUS 2004 COMBINED

         The following table reflects the 2005 Consolidated Statement of Cash Flow of ACE, and the 2004 Combined Statement of Cash Flow, as defined on page 4 of this MD&A.

                                             Consolidated Statement of Cash Flow
                                             -----------------------------------
---------------------------------------------------------------------------------------------------------------------------
      ($ millions)                                                                   ACE                 2004 Combined
                                                                            ------------------------------------------------
                                                                             Twelve Months ended      Twelve Months ended
Cash flows from (used for)                                                    December 31, 2005        December 31, 2004
---------------------------------------------------------------------------------------------------------------------------

Operating
      Income (loss) for the period                                                            258                    (880)

      Adjustments to reconcile to net cash provided by operations
        Reorganization and restructuring items                                                  -                     786
        Depreciation, amortization and obsolescence                                           482                     397
        Loss on sale of and provisions on assets                                               28                      75
        Aeroplan dilution gain                                                               (190)                      -
        Foreign exchange                                                                      (83)                   (202)
        Future income taxes                                                                   116                       6
        Employee future benefit funding (more than) less than expense                         (74)                     74
        Decrease (increase) in accounts receivable                                            (43)                     78
        Decrease (increase) in spare parts, materials and supplies                            (92)                    (30)
        Increase (decrease) in accounts payable and accrued liabilities                        45                    (222)
        Increase (decrease) in advance ticket sales, net of restricted cash                   132                     119
        Aircraft lease payments (in excess of ) less than rent expense                         33                     (45)
        Other                                                                                  63                      92
                                                                           ------------------------------------------------
      Cash flows from (used for) operating activities before the
      following items:                                                                        675                     248
        Settlement of lease obligations                                                         -                    (290)
        Rebate on lease settlement                                                              -                      33
        Payment of restructuring obligation                                                     -                     (45)
        Fees conditional on emergence                                                           -                     (12)
                                                                           ------------------------------------------------
                                                                                              675                     (66)
                                                                           ------------------------------------------------
Financing
      Issue of share capital                                                                  452                       1
      Issue of convertible notes                                                              319                       -
      Issue of Aeroplan subsidiary units                                                      232                       -
      Aircraft-related borrowings                                                             404                     233
      Credit facility borrowings                                                              300                      80
      Reduction of long-term debt and capital lease obligations                              (894)                   (425)
      Preferred shares issued to Cerberus for cash                                              -                     238
      Shares issued for cash under Rights Offering                                              -                     852
      GE DIP financing                                                                          -                       -
      Drawdown of exit financing                                                                -                     527
      Distributions paid to non-controlling interest holders                                   (8)                      -
      Other                                                                                    (4)                     (2)
                                                                           ------------------------------------------------
                                                                                              801                   1,504
                                                                           ------------------------------------------------
Investing
      Short-term investments                                                                 (465)                     35
      Sale of Aeroplan units                                                                   35                       -
      Additions to capital assets                                                            (882)                   (457)
      Proceeds from sale of assets                                                             42                       2
      Cash collateralization of letters of credit                                             (35)                    (21)
      Investment in US Airways                                                                (87)                      -
                                                                           ------------------------------------------------
                                                                                           (1,392)                   (441)
                                                                           ------------------------------------------------

Increase in cash and cash equivalents                                                          84                     997
Cash and cash equivalents, beginning of period                                              1,481                     484
Cash and cash equivalents transferred to the Corporation                                        -                       -
                                                                           ------------------------------------------------
Cash and cash equivalents, end of period                                                    1,565                   1,481
Short-term investments                                                                        616                     151
                                                                           ------------------------------------------------
Total                                                                                       2,181                   1,632
                                                                           ================================================

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 48
2005 Management's Discussion and Analysis

2005 Changes in Cash Position including Short-Term Investments


                                                                  $M
                                                               ---------
Cash flows from operations                                       675
Net equity and debt proceeds                                    1,003
Credit facility borrowings                                       300
Aircraft related borrowings                                      404
Reduction of long-term borrowings                               (894)
Addition to capital assets                                      (882)
Investment in US Airways Group Inc.                              (87)
Other                                                             30
Net increase in cash and short-term investments                  549

                  [tabular presentation of graphic display]




7.1.   Cash Flows from (used for) Operations

         The 2005 cash flows from operations were $675 million. This compared to cash flows used for operations of $66 million in 2004 Combined. 2004 Combined cash flows used for operations included $314 million of net payments made on implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan), relating mainly to the settlement of restructuring obligations. Before these payments, 2004 Combined cash flows from operations amounted to $248 million.

         Further components of the cash flow change are described below:

         Accounts receivable was a use of funds of $43 million in 2005. This compared to a source of funds of $78 million in 2004 Combined, a decrease of $121 million. The main factor in the use of funds was an increase in commodity tax receivables on aircraft deliveries which will be collected in the first quarter of 2006. Another factor in the use of funds included an increase in cargo-related receivables due mainly to the increase in cargo revenues over 2004 Combined.

         Spare parts, materials and supplies was a use of funds of $92 million, compared to a use of funds of $30 million in 2004 Combined. The use of funds reflected increases in spare parts for servicing third party maintenance contracts as well as spare parts for the Embraer and CRJ aircraft deliveries during the year. In addition, fuel inventories increased $41 million during the year, in part reflecting the higher cost of fuel.

         In 2005, employee future benefit funding exceeded the accounting expense by $74 million.

         Other cash from operations of $63 million during the year included the change in prepaid expenses and other current assets. In 2005, a prepayment made while under CCAA was repatriated resulting in a cash inflow of $63 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 49
2005 Management's Discussion and Analysis

7.2.  Cash Flows from (used for) Financing Activities

         In 2005, aircraft-related borrowings totaled $404 million and related mainly to the acquisition of Embraer aircraft.

         In 2005, reduction of long-term debt and capital lease obligations amounted to $894 million. The Corporation repaid all of its outstanding debt of $540 million under the exit credit facility with GE and proceeds of $29 million resulting from the sale of one Boeing 747-400 aircraft were used to repay the GE Limited Recourse Loan. Scheduled payments of $158 million were made on capital lease obligations and scheduled payments of $43 million were made on the secured non-revolving term credit facility with Amex Bank of Canada Inc. Other mandatory scheduled payments amounted to $124 million.

         In addition, in 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($442 million, net of fees). The Corporation also issued $330 million of 4.25 per cent Convertible Senior Notes due 2035 (Convertible Notes) for net proceeds of $319 million. Also in 2005, ACE and Aeroplan Income Fund (the Fund) completed an Initial Public Offering of the Aeroplan Income Fund for aggregate net proceeds of $267 million, of which $232 million is included in financing activities and $35 million is included in investing activities. The amount of $35 million included in investing activities relates to the net over-allotment proceeds which were the sale to the Fund of units held by ACE. Also in 2005, the Corporation issued 521,976 common shares on the exercise of stock options for cash consideration of $10 million.

         In 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. At December 31, 2005, the full amount available under the credit facility was undrawn.

         During 2005, Aeroplan arranged for senior secured credit facilities in the amount of $475 million. The credit facilities consist of one $300 million (or the U.S. dollar equivalent thereof) term facility (Term A Facility), a $100 million (or the U.S. dollar equivalent thereof) acquisition facility (Term B Facility) and a $75 million (or the U.S. dollar equivalent thereof) revolving term credit facility. The Term A Facility was drawn on June 29, 2005 in the amount of $300 million in order to fund a portion of the $400 million Aeroplan Miles Redemption Reserve, included in cash and cash equivalents and short-term investments. At December 31, 2005, no amounts were drawn under the Term B Facility.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 50
2005 Management's Discussion and Analysis

7.3.  Cash Flows from (used for) Investing Activities

         In 2005, short-term investments increased by $465 million. Short-term investments have original maturities over three months, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.


2005 Capital Expenditures

                                              o  In 2005, additions to capital
                                                 assets totaled $882 million.
                                                 Included in this amount were
Capital Expenditures                 $M          $508 million related to the
--------------------               -----         purchase of Embraer aircraft
Aircraft and aircraft-related        765         and $185 million related to a
Project-Development costs             64         deposit for the acquisition of
Facilities                            18         Boeing aircraft partly offset
Ground equipment,                                by a $50 million refund
  computer systems and other          35         relating to deposits on
                                                 Bombardier aircraft which have
[tabular presentation of graphic display]        been delivered. Other additions
                                                 to capital assets included
                                                 inventory and spare engines,
                                                 ground equipment, facilities
                                                 and system development costs.

US Airways Group Inc.

         On September 27, 2005, the Corporation invested $87 million (US$75 million) in US Airways Group Inc. (US Airways) in conjunction with the carrier's exit from US bankruptcy proceedings. The Corporation's investment represented approximately 6 per cent of the equity of US Airways at December 31, 2005. The equity investment is subject to a six-month holding period from the closing date. This investment has been accounted for using the cost method. In connection with the equity investment, ACE also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 51
2005 Management's Discussion and Analysis

8.  FLEET

Air Canada

         In 2005, Air Canada took delivery of one Airbus A340-300 aircraft, three Boeing 767-300 aircraft, 14 Embraer 175 and three Embraer 190 aircraft. During 2005, three Airbus A321 aircraft and one Airbus 320 aircraft were returned to the lessors, one Boeing 747-400 aircraft was sold and one Boeing 737-200 aircraft was donated to the Museum of Alberta. In addition, 15 Bombardier CRJ100 aircraft were transferred to Jazz and one Boeing 767-200 aircraft was removed from the fleet. The average age of Air Canada's operating fleet was 9.5 years at December 31, 2005. Air Canada's operating fleet, excluding Jazz aircraft, at December 31, 2005, was as described below:

----------------------------------------------------------------------------------------------------------------------
                                      Number of                                             Consolidated
                                      operating       Average                   Capital         under       Operating
                        Total seats  aircraft (1)        Age       Owned (2)   Lease (2)     AcG-15 (2)       Lease
                        ----------------------------------------------------------------------------------------------
Widebody Aircraft
Airbus A340-500                 267           2          1.5            2          -               -            -
Airbus A340-300             285-286          10          7.7            -          8               -            2
Airbus A330-300                 274           8          5.2            -          8               -            -
Boeing 767-300              203-222          33         12.5            1          2               6           24
Boeing 767-200                  207          12         19.4           12          -               -            -
Narrowbody Aircraft
Airbus A321                     166          10          3.8            -          -               5            5
Airbus A320                     140          51         12.8            -          -               -           51
Airbus A319                     120          48          7.0            -         17              17           14
Embraer 190                      93           3          0.0            3          -               -            -
Embraer 175                      73          14          0.3           14          -               -            -
CRJ100                           50          10         10.6            -          -              10            -
                                     --------------------------------------------------------------------------------
Total Operating Aircraft                    201          9.5           32         35              38           96
---------------------------------------------------------------------------------------------------------------------

(1)      Excludes aircraft which have been permanently removed from service.
(2) Owned aircraft as well as capital leases and leases consolidated under AcG-15 are carried on the Consolidated Statement of Financial Position.

         The following table reflects the impact on Air Canada's fleet of the future committed aircraft deliveries and projected aircraft removals resulting from the new deliveries. The aircraft options, cancelable orders and purchase rights are not included in this table.

--------------------------------------------------------------------------------------------------------------------------
                                                                  Future
                                    Number of operating      committed aircraft   Estimated future     Resulting number
                                        aircraft at           deliveries at       projected aircraft      of operating
                                     December 31, 2005      December 31, 2005          removals             aircraft
                                   ---------------------------------------------------------------------------------------
Widebody Aircraft
Boeing 777 - 300ER/200LR/200F                      -                    18                     -                  18
Boeing 787 - 900/800                               -                    14                     -                  14
Boeing 767-300                                    33                                           -                  33
Boeing 767-200                                    12                                        (12)                   -
Airbus A340-500                                    2                                         (2)                   -
Airbus A340-300                                   10                                        (10)                   -
Airbus A330-300                                    8                                         (8)                   -
Narrowbody Aircraft
Airbus A321                                       10                     -                   (3)                   7
Airbus A320                                       51                     -                  (10)                  41
Airbus A319                                       48                     -                   (3)                  45
Embraer 190                                        3                    42                     -                  45
Embraer 175                                       14                     1                     -                  15
CRJ100 (1)                                        10                     -                  (10)                   -
                                   ---------------------------------------------------------------------------------------
Total Operating Aircraft                         201                    75                  (58)                 218
--------------------------------------------------------------------------------------------------------------------------
(1) The 10 CRJ100s will be transferred to Jazz.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 52
2005 Management's Discussion and Analysis

         In conjunction with the deliveries of the Boeing 777 and 787 aircraft, the Corporation expects to remove 20 widebody Airbus aircraft (two A340-500s, ten A340-300s and eight A330-300s) from its fleet as well as 12 Boeing 767-200 aircraft. Two of the Airbus A340-300 aircraft are held under operating leases with lease terminations in 2009.

Jazz

         During 2005, Jazz took delivery of 15 Bombardier CRJ705 aircraft and 13 Bombardier CRJ200 aircraft, nine of which were entered into service at December 31, 2005 and four of which were received in 2005 but not entered into service at December 31, 2005 and are not shown as operating aircraft. In addition, 15 Bombardier CRJ100 aircraft were transferred from Air Canada to Jazz. Also during 2005, eight BAe 146 aircraft and four Dash 8-100 aircraft were returned to lessors and 27 Fokker F28 aircraft were sold. The average age of Jazz's operating fleet was 11.2 years at December 31, 2005.

         Jazz's operating fleet at December 31, 2005 was as described below:

-------------------------------------------------------------------------------------------------------------------------
                                                       Average
                                        Number of      Age of                                Consolidated
                                        operating     Operating                     Capital      under       Operating
                          Total seats  aircraft (1)   Aircraft          Owned        Lease       AcG-15         Lease
                          -----------------------------------------------------------------------------------------------

Bombardier  CRJ705               75            15          0.5             -            -             -            15
Bombardier  CRJ200               50            27          3.9             -            -             -            27
Bombardier  CRJ100               50            15          9.9             -            -            13             2
Dash-8-300                       50            26         15.8            17            -             -             9
Dash-8-100                       37            38         18.0            38            -             -             -
                          -----------------------------------------------------------------------------------------------

Total Operating Aircraft                      121         11.2            55            -            13            53

-------------------------------------------------------------------------------------------------------------------------

(1) Excludes aircraft which have been permanently removed from service.

         Jazz has a planned operating fleet of 135 aircraft in July 2006. The increase is due to the addition of ten CRJ100 aircraft transferred from Air Canada and six CRJ200 aircraft as well as the removal of two Dash-8-100 aircraft.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 53
2005 Management's Discussion and Analysis

9.  PEOPLE

         In 2004, the Corporation concluded long-term collective agreements with all union groups which expire in 2009. These collective agreements provide for a process to revise wage levels in 2006 by negotiation or, failing negotiation, by mediation or arbitration without resort to strike or lock out.

         In the fourth quarter of 2005, the Corporation had an average of 33,090 FTE employees compared to an average of 31,991 FTE employees in the fourth quarter of 2004. This reflects a 3 per cent increase from the fourth quarter of 2004, as shown in the table below:

-------------------------------------------------------------------------------------------------------------------------
                                                             Fourth Quarter    Fourth Quarter                        %
                                         Union                      2005              2004            Change       Change
Transportation Services
Management & Administrative Support      -                          3,565             3,523              42           1
Pilots                                   ACPA                       2,541             2,563            (22)         (1)
Flight Attendants                        CUPE                       6,010             5,837             173           3
Customer sales & Service Agents          CAW / IBT                  3,927             3,942            (15)         (0)
Technical Services, Ramp & Cargo         IAMAW                      6,924             6,775             149           2
UK Unionized employees                   AMICUS / TGWU                682               749            (67)         (9)
Other unionized                                                       528               494              34           7
                                                             ------------------------------------------------
Transportation Services total (1)                                  24,177            23,883             294           1

Aeroplan                                                            1,057             1,185           (128)        (11)

ACTS                                                                4,055             3,560             495          14

Jazz                                                                3,801             3,363             438          13


                                                             ------------------------------------------------
ACE                                                                33,090            31,991           1,099           3
                                                             ------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

Note: Certain prior year's information was reclassified to conform to the current year's presentation.

(1) Transportation Services includes the following FTEs: Air Canada 15,414; Air Canada Cargo 1,223; ACGHS 7,038; Air Canada Vacations 441; Other 61.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 54
2005 Management's Discussion and Analysis

         The graphs below reflect the significant reduction in average quarterly FTE employee levels from 2001 to 2005 as well as the increase in productivity as measured by operating revenue per FTE employee and ASM per FTE employee:



                        Average Number of FTE Employees
                   [tabular presentation of graphic display]

-------------------------------------------------------------------------
         Period                 Average Number of FTE Employees
-------------------------------------------------------------------------
       Q1 - 2001                             44,841
-------------------------------------------------------------------------
       Q2 - 2001                             43,425
-------------------------------------------------------------------------
       Q3 - 2001                             42,614
-------------------------------------------------------------------------
       Q4 - 2001                             39,480
-------------------------------------------------------------------------
       Q1 - 2002                             38,440
-------------------------------------------------------------------------
       Q2 - 2002                             39,941
-------------------------------------------------------------------------
       Q3 - 2002                             40,006
-------------------------------------------------------------------------
       Q4 - 2002                             39,996
-------------------------------------------------------------------------
       Q1 - 2003                             39,319
-------------------------------------------------------------------------
       Q2 - 2003                             36,798
-------------------------------------------------------------------------
       Q3 - 2003                             33,680
-------------------------------------------------------------------------
       Q4 - 2003                             33,124
-------------------------------------------------------------------------
       Q1 - 2004                             32,986
-------------------------------------------------------------------------
       Q2 - 2004                             32,832
-------------------------------------------------------------------------
       Q3 - 2004                             32,280
-------------------------------------------------------------------------
       Q4 - 2004                             31,991
-------------------------------------------------------------------------
       Q1 - 2005                             31,623
-------------------------------------------------------------------------
       Q2 - 2005                             32,364
-------------------------------------------------------------------------
       Q3 - 2005                             32,850
-------------------------------------------------------------------------
       Q4 - 2005                             33,090
-------------------------------------------------------------------------


                       Operating Revenue per FTE Employee
                                 ($ thousands)
                   [tabular presentation of graphic display]

-----------------------------------------------------------------------------
         Period                Operating Revenue per FTE Employee
                                          ($ thousands)
-----------------------------------------------------------------------------
       Q1 - 2001                              52.3
-----------------------------------------------------------------------------
       Q2 - 2001                              59.0
-----------------------------------------------------------------------------
       Q3 - 2001                              60.7
-----------------------------------------------------------------------------
       Q4 - 2001                              53.6
-----------------------------------------------------------------------------
       Q1 - 2002                              59.5
-----------------------------------------------------------------------------
       Q2 - 2002                              63.9
-----------------------------------------------------------------------------
       Q3 - 2002                              68.6
-----------------------------------------------------------------------------
       Q4 - 2002                              56.1
-----------------------------------------------------------------------------
       Q1 - 2003                              56.3
-----------------------------------------------------------------------------
       Q2 - 2003                              53.1
-----------------------------------------------------------------------------
       Q3 - 2003                              66.2
-----------------------------------------------------------------------------
       Q4 - 2003                              59.7
-----------------------------------------------------------------------------
       Q1 - 2004                              64.3
-----------------------------------------------------------------------------
       Q2 - 2004                              67.6
-----------------------------------------------------------------------------
       Q3 - 2004                              77.3
-----------------------------------------------------------------------------
       Q4 - 2004                              64.5
-----------------------------------------------------------------------------
       Q1 - 2005                              68.8
-----------------------------------------------------------------------------
       Q2 - 2005                              75.9
-----------------------------------------------------------------------------
       Q3 - 2005                              86.2
-----------------------------------------------------------------------------
       Q4 - 2005                              71.5
-----------------------------------------------------------------------------


                              ASM per FTE Employee
                                  (thousands)
                   [tabular presentation of graphic display]

-------------------------------------------------------------------------
         Period                       ASM per FTE Employee
                                          (thousands)
-------------------------------------------------------------------------
       Q1 - 2001                              326
-------------------------------------------------------------------------
       Q2 - 2001                              357
-------------------------------------------------------------------------
       Q3 - 2001                              402
-------------------------------------------------------------------------
       Q4 - 2001                              340
-------------------------------------------------------------------------
       Q1 - 2002                              355
-------------------------------------------------------------------------
       Q2 - 2002                              385
-------------------------------------------------------------------------
       Q3 - 2002                              433
-------------------------------------------------------------------------
       Q4 - 2002                              347
-------------------------------------------------------------------------
       Q1 - 2003                              339
-------------------------------------------------------------------------
       Q2 - 2003                              342
-------------------------------------------------------------------------
       Q3 - 2003                              450
-------------------------------------------------------------------------
       Q4 - 2003                              396
-------------------------------------------------------------------------
       Q1 - 2004                              418
-------------------------------------------------------------------------
       Q2 - 2004                              424
-------------------------------------------------------------------------
       Q3 - 2004                              495
-------------------------------------------------------------------------
       Q4 - 2004                              401
-------------------------------------------------------------------------
       Q1 - 2005                              429
-------------------------------------------------------------------------
       Q2 - 2005                              448
-------------------------------------------------------------------------
       Q3 - 2005                              516
-------------------------------------------------------------------------
       Q4 - 2005                              417
-------------------------------------------------------------------------



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 55
2005 Management's Discussion and Analysis

10. QUARTERLY FINANCIAL DATA

         The table below describes quarterly financial results and major operating statistics of Air Canada for the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 and the full year 2005:


                   Quarterly Financial Results and Major Operating Statistics - Condensed Consolidated
                   -----------------------------------------------------------------------------------
------------------------------------------ --------------------------------- ----------------------------------------------------
$ millions                                       Predecessor Company
(except per share figures)                            Air Canada                                       ACE
                                           --------------------------------- ----------------------------------------------------
                                                               2004                                         2005
------------------------------------------ ------------------------------------------- ------------------------------------------
                                              Q1          Q2         Q3       Q4         Q1         Q2          Q3         Q4
------------------------------------------ --------- ---------- ---------- --------- ---------- ---------- ----------- ----------

Passenger revenues                           1,661      1,844      2,123     1,681      1,739      2,100       2,461      1,969
Cargo revenues                                 126        137        142       151        135        147         162        176
Other revenues                                 334        240        231       230        303        211         210        217
                                           --------- ---------- ---------- --------- ---------- ---------- ----------- ----------
Operating revenues                           2,121      2,221      2,496     2,062      2,177      2,458       2,833      2,362

Operating expenses                           2,266      2,199      2,253     2,065      2,187      2,281       2,513      2,397
                                           --------- ---------- ---------- --------- ---------- ---------- ----------- ----------

Operating income (loss) before
reorganization and restructuring items        (145)        22        243       (3)        (10)       177         320        (35)

Reorganization and  restructuring items       (132)      (426)      (313)        -          -         -            -          -

Non-operating income (expense)                 (43)       (72)      (131)      (47)       (63)       104         (38)       (88)
                                           --------- ---------- ---------- --------- ---------- ---------- ----------- ----------


Income (loss) before the following items:     (320)      (476)      (203)      (50)       (73)       281         282       (123)

Non-controlling interest                         -          -          -         -         (3)        (4)        (9)         (8)

Foreign exchange gain (loss) on
non-compromised monetary items                  17        (34)       121        78        (15)       (53)        125        (11)

Recovery of (provision for) income taxes        (1)         -         (1)      (13)        14        (56)       (128)        39
                                           --------- ---------- ---------- --------- ---------- ---------- ----------- ----------

Net income (loss)                             (304)      (510)       (81)       15        (77)       168         270       (103)
                                           ========= ========== ========== ========= ========== ========== =========== ==========

Earnings (loss)  (1)
   Per share - basic                         (2.53)     (4.24)     (0.67)     0.17      (0.87)      1.67        2.66      (1.02)
   Per share - diluted                       (2.53)     (4.24)     (0.67)     0.17      (0.87)      1.49        2.33      (1.02)

Revenue passenger miles (millions)          10,057     10,836     12,853     9,681     10,586     11,613      13,981     10,584

Available seat miles (millions)             13,797     13,931     15,993    12,815     13,566     14,487      16,961     13,808

Passenger load factor (%)                     72.9       77.8       80.4      75.5       78.0       80.2        82.4       76.7

Operating expense per
  available seat mile (CASM)  (cents)         16.4       15.8       14.1      16.1       16.1       15.7        14.8       17.4
Operating expense per available seat
mile excl. fuel expense (cents)               14.0       13.1       11.2      12.7       13.1       12.1        10.8       13.2

------------------------------------------ --------- ---------- ---------- --------- ---------- ---------- ----------- ----------

(1) Pursuant to the Plan as further described in Note 19 to the 2005 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration on September 30, 2004. In addition, a new ACE share capital structure was established, as further described in Note 12 to the 2005 Annual Consolidated Financial Statements.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 56
2005 Management's Discussion and Analysis

11.  SEGMENT INFORMATION

         The segment reporting structure for the Corporation reflects four reportable segments: Transportation Services, Aeroplan, Jazz and ACTS. In the Predecessor Company, there was only one reportable segment.

         This segment reporting was applied on a prospective basis. Prior period segment information is presented for comparative purposes for Aeroplan and Jazz, however, for the reasons described below, segment reporting information pertaining to periods prior to September 30, 2004 is not directly comparable.

        Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties.

         In the Predecessor Company, ACTS was a cost centre within Air Canada and discrete financial information is not available. In addition, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. Jazz segment information, for periods prior to September 30, 2004, is not comparable as a result of this new agreement.

         As described on page 8 of this MD&A, the Corporation changed the accounting policy effective September 30, 2004 for the recognition of its revenues relating to the loyalty program. As a result, Aeroplan segment results for periods prior to September 30, 2004 are not directly comparable.




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 57
2005 Management's Discussion and Analysis

Fourth Quarter Segment Results

         The tables below provide total amounts reported by each segment in the consolidated financial statements for the fourth quarter of 2005 and in the consolidated financial statements for the fourth quarter of 2004.

-----------------------------------------------------------------------------------------------------------------------
                                                        Three Months ended December 31, 2005
                              -----------------------------------------------------------------------------------------
($ millions)                   Transportation                                              Inter-Segment      ACE
                                  Services        Aeroplan        Jazz          ACTS       Elimination   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Passenger revenue                        1,969             -             -              -             -        1,969
Cargo revenue                              176             -             -              -             -          176
Other revenue                               25           150             3             39             -          217
                              -----------------------------------------------------------------------------------------
External revenue                         2,170           150             3             39             -        2,362
Inter-segment revenue                       37             4           301            153          (495)           -
                              -----------------------------------------------------------------------------------------
Total revenue                            2,207           154           304            192          (495)       2,362
                              -----------------------------------------------------------------------------------------

Aircraft rent                               90             -            28              -            (1)         117
Amortization of capital
assets                                     110             3             4              8             -          125
Other operating expenses                 2,098           121           238            192          (494)       2,155
                              -----------------------------------------------------------------------------------------
Total operating expenses                 2,298           124           270            200          (496)       2,397

Operating income (loss)                    (91)           30            34             (8)            -          (35)
Total non-operating income
(expense), non-controlling
interest, foreign exchange
and income taxes                           (62)            -            (2)            (4)            -          (68)

                              -----------------------------------------------------------------------------------------
Segment Results                           (153)           30            32            (12)            -         (103)
                              -----------------------------------------------------------------------------------------

Operating Margin %                        (4.1)         19.5          11.2           (4.2)                      (1.5)
EBITDAR(1)                                 109            33            66              0            (1)         207
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended December 31, 2004
                              -----------------------------------------------------------------------------------------
($ millions)                   Transportation                                             Inter-Segment       ACE
                                  Services        Aeroplan        Jazz          ACTS       Elimination    Consolidated
-----------------------------------------------------------------------------------------------------------------------
Passenger revenue                        1,681             -             -              -            -         1,681
Cargo revenue                              151             -             -              -            -           151
Other revenue                               44           121             3             62            -           230
                              -----------------------------------------------------------------------------------------
External revenue                         1,876           121             3             62            -         2,062
Inter-segment revenue                       54             6           185            106         (351)            -
                              -----------------------------------------------------------------------------------------
Total revenue                            1,930           127           188            168         (351)        2,062
                              -----------------------------------------------------------------------------------------

Aircraft rent                              103             -             9              -           (1)          111
Amortization of capital
assets                                      73             1             4              7            -            85
Other operating expenses                 1,812           104           153            150         (350)        1,869
                              -----------------------------------------------------------------------------------------
Total operating expenses                 1,988           105           166            157         (351)        2,065

Operating income (loss)                    (58)           22            22             11            -            (3)
Total non-operating income
(expense), foreign exchange
and income taxes                            26             -            (4)            (4)           -            18

                              -----------------------------------------------------------------------------------------
Segment Results                            (32)           22            18              7            -            15
                              -----------------------------------------------------------------------------------------

Operating Margin %                        (3.0)         17.3          11.7            6.5                        (0.1)
EBITDAR(1)                                 118            23            35             18           (1)           193
-----------------------------------------------------------------------------------------------------------------------
(1) Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for additional information on EBITDAR.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 58
2005 Management's Discussion and Analysis

2005 Segment Results

         Total amounts reported by each segment in the consolidated financial statements for the full year 2005 are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                       Twelve Months ended December 31, 2005
                              -----------------------------------------------------------------------------------------
($ millions)                                                                                  Inter-
                                Transportation                                                Segment           ACE
                                   Services        Aeroplan        Jazz          ACTS       Elimination    Consolidated
-----------------------------------------------------------------------------------------------------------------------
Passenger revenue                        8,269             -             -              -            -          8,269
Cargo revenue                              620             -             -              -            -            620
Other revenue                              117           627            10            187            -            941
                              -----------------------------------------------------------------------------------------
External revenue                         9,006           627            10            187            -          9,830
Inter-segment revenue                      194            13         1,013            567       (1,787)             -
                              -----------------------------------------------------------------------------------------
Total revenue                            9,200           640         1,023            754       (1,787)          9,830
                              -----------------------------------------------------------------------------------------

Aircraft rent                              343             -            80              -           (6)            417
Amortization of capital
assets                                     424             8            18             32            -             482
Other operating expenses                 8,259           530           796            675       (1,781)          8,479
                              -----------------------------------------------------------------------------------------
Total operating expenses                 9,026           538           894            707       (1,787)          9,378

Operating income                           174           102           129             47            -             452

Total non-operating income
(expense), non-controlling
interest, foreign exchange
and income taxes                          (167)           (2)          (11)           (14)           -            (194)

                              -----------------------------------------------------------------------------------------
Segment Results                              7           100           118             33            -             258
                              -----------------------------------------------------------------------------------------

Total assets                            11,001           674           504            381         (713)         11,847
Additions to capital assets                849            12            16              5            -             882

Operating Margin %                         1.9          15.9          12.6            6.2            -             4.6
EBITDAR(1)                                 941           110           227             79           (6)          1,351
-----------------------------------------------------------------------------------------------------------------------
(1) Refer to "Non-GAAP Financial Measures" on page 6 of this MD&A for additional information on EBITDAR.

         Subsequent to the dilution of ACE's interest in Aeroplan, a non-controlling interest charge is recorded upon the consolidation of Aeroplan. As Aeroplan's non-controlling interest capital is in a deficit position, the non-controlling interest charge is equal to the greater of the non-controlling interest holders' share of the Aeroplan earnings for the period or the amount of distributions to the non-controlling interest holder during the period.

         Refer to Note 15 to the 2005 Annual Consolidated Financial Statements for additional information on segment results.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 59
2005 Management's Discussion and Analysis

11.1.  Analysis of Results - Fourth Quarter 2005 versus Fourth Quarter 2004

Transportation Services

         For the fourth quarter of 2005, the Transportation Services segment reported an operating loss of $91 million, a deterioration of $33 million compared to the operating loss of $58 million recorded in the same quarter of 2004.

         EBITDAR for Transportation Services amounted to $109 million, a decrease of $9 million from the fourth quarter of 2004, despite a $146 million rise in the cost of fuel. A factor in the deterioration of EBITDAR, other than fuel expense, was in the weaker results of Air Canada Vacations largely due to the impact of the hurricane season. Refer to page 7 of this MD&A for a reconciliation of EBITDAR by segment.

         Passenger revenues increased $288 million or 17 per cent on a capacity increase of 8 per cent reflecting both yield improvements and traffic growth. The system yield improvement was primarily due to increased fare levels in the domestic and US transborder markets to partially offset higher fuel costs. An improved domestic competitive position and a stronger market demand for the higher-priced Tango Plus product were also factors in the domestic yield improvement. Additionally, US transborder yield also improved as a result of a redesign of conditions underlying fares aimed at the business-oriented market which occurred in the fourth quarter of 2005. International yields rose just under 1 per cent as higher fuel surcharges were mostly offset by weaker foreign currencies and competitive pricing. Higher unit revenues (passenger revenue per ASM), due mostly to increased North America fare levels but also to a 1.2 percentage point rise in passenger load factor, offset the growth in unit cost resulting primarily from the sharply higher fuel prices.

         Operating expenses increased $310 million or 16 per cent over the fourth quarter of 2004 and included a $146 million or 34 per cent increase in fuel expense as well as an increase in inter-segment fees (which are eliminated on consolidation) charged by Jazz under the CPA of approximately $70 million mainly reflecting an increase in Jazz's block hours, capacity and fleet size. Under Air Canada's CPA with Jazz, Jazz is paid fees based on a variety of different operational metrics in addition to aircraft ownership costs. Jazz is also reimbursed for certain pass-through costs which are further detailed in the discussion on the Jazz segment. Other increases included depreciation, amortization and obsolescence, airport and navigation fees, aircraft maintenance, materials and supplies expense and salaries, wages and benefits. Decreases in operating expenses over the 2004 quarter included commissions, aircraft rent, advertising and promotion expenses and various other reductions.

Aeroplan

         Operating revenues amounted to $154 million in the fourth quarter of 2005, up $27 million from the fourth quarter of 2004, primarily due to an increase in revenues recognized from the sale of redemption of Aeroplan Miles (including breakage). The increase in revenues recognized was mainly attributable to an increase in the number of Aeroplan Miles redeemed combined with increased capacity available from Air Canada related to Avenue rewards, which were introduced in late April 2004, as well as the continued expansion of non-air rewards.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 60
2005 Management's Discussion and Analysis

         Operating expenses amounted to $124 million in the fourth quarter of 2005, an increase of $19 million from the fourth quarter of 2004, mainly due to a higher cost of rewards primarily attributable to a greater number of Aeroplan Miles redeemed.

         Operating income amounted to $30 million in the fourth quarter of 2005 compared to $22 million in the fourth quarter of 2004, an increase of $8 million or 36 per cent.

Jazz
         Under the initial CPA, effective for the period October 1, 2004 to December 31, 2005, and the new CPA, which became effective January 1, 2006, Jazz is paid fees based on a variety of different metrics, including block hours flown, cycles (number of take-offs and landings) and passengers in addition to certain variable and fixed aircraft ownership rates. In addition, Jazz is entitled to repayment of certain pass-through costs, including fuel, navigation, landing and terminal fees and certain other costs. Jazz is also eligible to receive payments for successfully achieving certain performance incentives on a quarterly basis related to on-time performance, controllable flight completion, baggage handling performance and overall customer satisfaction.

         For the fourth quarter of 2005, Jazz reported an operating income of $34 million, an improvement of $12 million compared to the operating income of $22 million recorded in the same quarter of 2004. EBITDAR was $66 million in the fourth quarter of 2005 compared to EBITDAR of $35 million in the fourth quarter of 2004, an increase of $31 million or 89 per cent which is the result of fleet additions, increased hours of contract flying, cost control and performance incentives earned in the latest quarter. Refer to page 7 of this MD&A for a reconciliation of EBITDAR by segment.

         Operating revenue was up $116 million or 62 per cent. The increase in revenues was due to a net increase of 30 aircraft operated by Jazz, an increase in block hours flown by these aircraft of 33 per cent, and an increase in the pass-through costs charged to Air Canada under the CPA of $52 million.

         Operating expenses rose $104 million or 63 per cent compared to the fourth quarter of 2004, including an increase in fuel expense of $33 million or 114 per cent. Fuel expense is a pass-through cost charged to Air Canada under the CPA. Capacity, as measured by available seat miles (ASM) increased by 82 per cent. Unit cost for the fourth quarter of 2005 decreased by 10 per cent from fourth quarter of 2004. Excluding fuel expense, unit cost was down 16 percent compared to the 2004 fourth quarter. Unit cost reductions were achieved in all expense categories except fuel expense, aircraft rent and terminal handling services. Unit aircraft rental costs increased quarter-over-quarter reflecting the new aircraft deliveries throughout 2005.

         In the fourth quarter of 2005, non-operating expense amounted to $2 million, essentially unchanged from the fourth quarter of 2004. Gain on the disposal of property and equipment in the fourth quarter of 2005 was $1 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 61
2005 Management's Discussion and Analysis

         Net income for the fourth quarter of 2005 was $32 million compared to net income of $18 million recorded in the fourth quarter of 2004, an improvement of $14 million. The increase in net income was due to an increased fleet and effective cost control.

ACTS

         During 2005, ACTS continued its focus on increasing its customer base and developing into a stand-alone MRO. In the fourth quarter of 2005, significant effort and focus went into the review and planned improvement of operational processes and systems.

         Additionally, ACTS completed a review of all existing accounting policies and practices and in many cases, implemented new practices consistent with those of a stand-alone MRO. This activity is expected to continue into the first quarter of 2006.

         During the fourth quarter of 2005, ACTS changed its accounting policy, mainly related to engine maintenance services provided to Air Canada, from proportional performance to the completed contract method. This change in accounting policy was applied from October 1, 2004. The change in accounting policy had the effect of decreasing the reported segment results for the fourth quarter of 2004 by $11 million. The impact of this change was to defer costs and adjust revenues in relation to work in process at the end of each quarter. Additionally, in the fourth quarter of 2005, ACTS recorded other adjustments of $7 million including the results of a complete physical inventory count.

         Inter-segment revenue for the fourth quarter of 2005 increased by $47 million or 44 per cent compared to the fourth quarter of 2004, mostly due to increased activity in engine and component maintenance for Air Canada. In addition, revenues for the fourth quarter of 2004 were negatively impacted by the change of accounting policy to the completed contract method which meant that the number of completed events during this first quarter of operation was significantly lower than the ongoing trend. Other revenue for the quarter decreased by $23 million mostly due to a reduction in third party revenue for engine maintenance due to increased competitive market conditions.

         ACTS reported a net loss of $12 million for the fourth quarter of 2005 compared to net income of $7 million in the fourth quarter of 2004. The unfavorable variance to last year is mainly due to the reduced profitability of the airframe maintenance division. This reduced profitability is attributable primarily to greater than expected operational challenges relating to significant production capacity growth initiatives at ACTS' Montreal and Vancouver maintenance centers, which required the integration of additional staff and new customer processes.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 62
2005 Management's Discussion and Analysis

12.  OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

         As a result of the adoption of AcG-15 on January 1, 2005, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is on the Consolidated Statement of Financial Position of the Corporation and, as a result, the residual value support previously applicable under these leasing agreements is no longer characterized as a guarantee of the Corporation, on an accounting basis.

Retained or Contingent Interest in Assets Transferred

         ACE has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

Derivative Instruments

         Under its risk management policy, the Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit. ACE's risk management policies and use of derivative financial instruments are further described in Note 17 to ACE's 2005 Annual Consolidated Financial Statements. The Corporation has entered into certain derivative financial instrument agreements to manage interest rate and currency risk in certain aircraft lease agreements.

Interest Rate Contracts

         During 2005, the Corporation reached a settlement with a third party related to interest rate swaps covering two Boeing 767 aircraft leases which were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute arose following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provided for a payment to Air Canada of US$8 million related to a portion of the net payments the Corporation would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party have a fair value of $9 million in favour of the Corporation on inception. As a result of these transactions, the Corporation recorded a gain of $17 million, net of transaction fees of $3 million, in the third quarter of 2005. The swaps have a term to January 2024 and convert lease payments related to two Boeing 767 aircraft leases consolidated under AcG-15, from fixed to floating rates. These swaps have not been designated as hedges for accounting purposes. At December 31, 2005, these two swaps have a fair value of $7 million in favour of the Corporation.

Foreign Exchange Contracts

         At December 31, 2005, the Company has entered into foreign currency forward contracts and option agreements on US$521 million of future purchases. The fair value of these foreign currency contracts at December 31, 2005 is $1 million in favour of third parties. These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange gain (loss). The Corporation had no foreign exchange forward contracts outstanding at December 31, 2004.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 63
2005 Management's Discussion and Analysis

         The Corporation has entered into currency swap agreements for 16 Bombardier Regional Jet operating leases until lease terminations between 2007 and 2011. Currency swaps for five Canadian Regional Jet operating leases, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2005 of $13 million in favour of third parties (2004 - $12 million in favour of unrelated creditworthy third parties), taking into account foreign exchange rates in effect at that time. Currency swaps for 11 Bombardier Regional Jet operating leases have a fair value at December 31, 2005 of $3 million in favour of the Corporation. These swaps have not been designated as hedges for hedge accounting purposes. The unrealized changes in fair value have been recorded in foreign exchange gain
(loss).

Fuel Contracts

         In order to minimize the Corporation's exposure to the volatility of fuel prices, a systematic fuel risk management strategy has been implemented using financial instruments to build up the Corporation's hedge position in increments of approximately 4 per cent per month to a target level of approximately 50 per cent of its anticipated jet fuel requirements, beginning in September 2005 for a 24-month period.

         At December 31, 2005, the Corporation had collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2006 to 2007 period. For all heating and crude oil fuel hedges, the prices disclosed below do not include the jet fuel premium.

2005 Fuel Hedges
----------------
         For 2005, the Corporation had hedged approximately 3 per cent of its 2005 jet fuel requirements through jet fuel-based contracts at prices that fluctuated between an average of US$75.00 to US$92.00 per barrel. All of the Corporation's fourth quarter 2005 hedges were also effectively jet fuel-based contracts. The Corporation had hedged 12 per cent of its fourth quarter 2005 jet fuel requirements at prices that fluctuated between an average of US$75.00 to US$92.00 per barrel.

2006 Fuel Hedges
----------------
         For 2006, the majority of the Corporation's hedge positions are effectively in the form of jet fuel and heating oil-based contracts. The Corporation has hedged 21 per cent of its 2006 requirements at prices that can fluctuate between an average of US$75.00 to US$87.00 per barrel for the jet fuel contracts and an average of US$74.00 to $86.00 per barrel for the heating-oil based contracts.

2007 Fuel Hedges
----------------
         For 2007, the majority of the hedge positions are heating oil and crude oil-based contracts. The Corporation has hedged 13 per cent of its 2007 requirements at prices that can fluctuate between an average of US$74.00 to US$86.00 per barrel for the heating oil-based contracts and an average of US$56.00 to US$68.00 per barrel for the crude oil-based contracts.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 64
2005 Management's Discussion and Analysis

         Contracts entered into before October 1, 2005 did not qualify for hedge accounting whereas contracts entered into after October 1, 2005 do qualify for hedge accounting. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Prior to these derivative instruments being designated as hedges for accounting purposes, an unrealized gain of $2 million was recorded in other non-operating expense. Subsequent to adopting fuel hedge accounting, the Corporation recognized a net loss of $3 million as a component of fuel expense on the Consolidated Statement of Operations. The fair value of the Corporation's fuel hedging agreements at December 31, 2005 was $3 million in favour of third parties.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 65
2005 Management's Discussion and Analysis

13. CHANGES IN ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

         The Corporation adopted Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) effective January 1, 2005. Refer to Note 2 to the 2005 Annual Consolidated Financial Statements for additional information on the adoption of AcG-15. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (variable interest entity) in its consolidated financial statements.

         The adoption of AcG-15 and the consolidation of the variable interest entities (VIEs) does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG-15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG-15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

Asset Retirement Obligations

         The Corporation records an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 66
2005 Management's Discussion and Analysis

Future Accounting Standard Changes:

Financial Instruments and Hedges

         The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's Statement of Financial Position and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses - other comprehensive income - has been introduced. This provides for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the Statement of Operations but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years financial statements, however, the standards have detailed transition provisions. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the consequences for the Corporation. Accordingly, the Corporation has not yet evaluated all the consequences of the new standards; however, the adoption of the standards may have a material impact on the Corporation's Statement of Financial Position.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 67
2005 Management's Discussion and Analysis

14.  CRITICAL ACCOUNTING ESTIMATES

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

         The Corporation has identified the following areas that contain critical accounting estimates utilized in the preparation of its financial statements:

Air Transportation Revenues

         Airline passenger advance sales are deferred and included in current liabilities. Passenger revenues are recognized when the transportation is provided, except for revenues on unlimited flight passes which are recognized on a straight-line basis over the period during which the travel pass is valid. Due to the complex pricing structures, the complex nature of interline and other commercial agreements used throughout the industry, historical experience over a period of many years, and other factors including refunds, exchanges and unused tickets, certain amounts are recognized as revenue based on estimates. The Corporation performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Events and circumstances may result in actual results that are different from estimates, however, these differences have historically not been material.

Employee Future Benefits

         The significant policies related to employee future benefits, consistent with CICA 3461 - Employee Future Benefits, are as follows:

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


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 68
2005 Management's Discussion and Analysis

         Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

-----------------------------------------------------------------------------------------------------------------
                                                  September 30, 2004   December 31, 2004     December 31, 2005
                                                  ---------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
ACCRUED BENEFIT OBLIGATION
Discount rate as at period end                                  6.00%                 5.75%                5.00%
Rate of compensation increase                                   4.00%                 4.00%                4.00%

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
PENSION COSTS
Discount rate as at period end                                  6.00%                 6.00%                5.75%
Expected long term rate of return on plan assets                7.50%                 7.50%                7.50%
Rate of compensation increase                                   4.00%                 4.00%                4.00%
-----------------------------------------------------------------------------------------------------------------

Discount rate
-------------
         The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated "AA" or better with cash flows that approximately match the timing and amount of expected benefit payments.

Expected Return on Assets Assumption
------------------------------------
         The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Asset Allocation
----------------
         The actual and target allocations of the pension assets are as follows:

--------------------------------------------------------------------------------
                                                                       Target
                       December 31, 2004      November 30, 2005      Allocation
                     -----------------------------------------------------------

Equity                             64.8%                  62.3%           65.0%
Bonds and Mortgages                33.1%                  32.1%           35.0%
Real Estate                         0.2%                   0.1%            0.0%
Short-term and Other                1.9%                   5.5%            0.0%
                     -----------------------------------------------------------
Total                             100.0%                 100.0%          100.0%
--------------------------------------------------------------------------------

Investment Policy
-----------------
         For the Domestic Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75 per cent over the long term. In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 69
2005 Management's Discussion and Analysis

         Equity investments can include convertible securities and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27 to 33 per cent of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

         Fixed income investments are oriented toward risk averse, long-term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50 per cent of the total return of the Scotia Capital Long Term Bond Index.

Best Estimate of Employer Contributions
---------------------------------------
         Based upon an agreement, subject to approval of the Office of the Superintendent of Financial Institutions (Canada) (OSFI), between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Domestic Registered Plans, the estimated 2006 contributions are as follows:

 ----------------------------------------------------------------------------------------------------
                                                    2005 Contributions        2006 Contributions
                                                   --------------------------------------------------
                                                                    ($ millions)

 Current service cost for Registered Pension Plans                    133                        139
 Past service cost for Registered Pension Plans                        99                        198
 Other pension arrangements                                            52                         52
                                                   --------------------------------------------------
 Total                                                                284                        389
 ----------------------------------------------------------------------------------------------------

Sensitivity Analysis
--------------------
         Sensitivity analysis on the 2005 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

 -------------------------------------------------------------------------------
                                                         0.25 percentage point
                                              ----------------------------------
 Impact on 2005 pension expense                    Decrease           Increase
                                              ---------------------------------
                                                          ($ millions)

 Discount rate on obligation assumption                  10               (10)
 Long-term rate of return on plan assets                 23               (23)
 assumption
 ------------------------------------------------------------------------------

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 (2004 - 10.75 per cent). The rate is assumed to decrease gradually to 5 per cent by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $15 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 million and the obligation by $20 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 70
2005 Management's Discussion and Analysis

         Upon emergence from CCAA, under fresh start reporting, all unamortized past service costs, net actuarial losses and net transition obligations, were written off and the Corporation recorded the estimated net accrued benefit obligations of the plans as at the date of emergence. At that time, all assumptions used in the calculations were revalidated.

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

         For additional information on the application of fresh start reporting and the change in accounting policy, refer to page 8 of this MD&A.

         Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently 30 months. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments to revenues. During 2004, breakage was subject to a change in accounting estimate reducing it from 19 per cent to 17 per cent.

         At December 31, 2005, the Corporation's estimated outstanding number of Miles was approximately 183 billion, as compared to substantially the same number at the end of the prior year. Management has recorded a liability of $1,633 million, including $680 million in Aeroplan deferred revenues, for the estimated number of Miles expected to be redeemed. A change to the estimate of Miles expected to be redeemed could have a significant impact on the liability in the period of change and in future periods.

         In 2005, 52 billion Miles (2004 - 46 billion) were redeemed principally for travel. These redemptions represented approximately 10 per cent of Air Canada's total revenue passenger miles in 2005 (2004 - 10 per cent). Inventory controls over seat allocations keeps displacement of revenue passengers to a minimum. Total Miles redeemed for travel on Air Canada in 2005, including awards and upgrades, represented 78 per cent of the total Miles redeemed, of which 60 per cent were used for travel within the US and Canada. In addition to the awards issued for travel on Air Canada, approximately 16 per cent of the total Miles redeemed in 2005 was used for travel on partner airlines and 6 per cent were used for goods and services from non-airline partners.

         A change to either the redemption patterns of the Miles or the award options provided could have a significant impact on the Corporation's revenues in the year of change as well as in future years.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 71
2005 Management's Discussion and Analysis

Future Income Taxes

         The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets are recognized to the extent that realization is considered more likely than not. The Corporation considers past results, current trends and outlooks for future years in assessing realization of future income tax assets. The benefit of future income tax assets that existed at fresh start, and against which a valuation allowance is recorded, amounts to $2,334 million. This benefit will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to Shareholders' Equity.

Impairment of Long-Lived Assets

         Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets, which requires management assumptions as to estimated future aircraft fair values and estimated net future cash flows from use of the aircraft.

Property and Equipment

         Property and equipment are originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. Property and equipment are carried at the lesser of amortized cost and the net recoverable amount.

         Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital lease and variable interest entities are depreciated to estimated residual values over the life of the lease. Air Canada aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15 per cent estimated residual values. Jazz aircraft and flight equipment are depreciated over 20 to 30 years, with 20 per cent estimated residual values. Aircraft reconfiguration costs are amortized over three years. Aircraft introduction costs are amortized over three years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

         Buildings are depreciated over their useful lives not exceeding 50 years on a straight-line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or five years. Ground equipment is depreciated over three to 25 years (five to 25 years in the Predecessor Company). Computer equipment is depreciated over three years (five years in the Predecessor Company).


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 72
2005 Management's Discussion and Analysis

         Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on Air Canada's historical experience with regard to the sale of both aircraft and spare parts, as well as future based valuations prepared by independent third parties.

Intangible Assets
         The identifiable intangible assets of the Corporation were fair valued based on valuation techniques for the purpose of financial reporting under fresh start reporting requirements as at September 30, 2004. The indefinite lives of the intangible assets recorded by the Corporation are significant and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In addition, the Corporation is required to assess the remaining life of amortizable assets on a regular basis.

         Fair value under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 72
2005 Management's Discussion and Analysis

15.  SENSITIVITY OF CONSOLIDATED RESULTS

         Financial results of the Corporation are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating assumptions would generally have had on the consolidated 2005 operating results. These guidelines were derived from 2005 levels of activity and make use of management estimates. The impacts are not additive, do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of the Corporation. Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

-----------------------------------------------------------------------------------------------------------------
                                                                                                     Estimated
                                                          2005                                       Operating
Key Variable                                             Measure     Sensitivity factor            Income Impact
------------                                             -------     ------------------            -------------
                                                                                                   ($ millions)
Revenue Measures

   Passenger yield (cents) (incl. Aeroplan)   System         17.6    1% change in yield                     78
                                              Canada         23.1                                           32

   Traffic (RPMs) (millions)                  System       46.764    1 % change in traffic                  71
                                              Canada       14,916                                           29

   Passenger load factor                      System         79.5    1 percentage point change              89

   RASM (cents) (incl. Aeroplan)              System         14.0    1% change in RASM                      74


Cost Measures

   Labour and benefits expenses ($ millions)                2,520    1 % change                             25

   Fuel - WTI price (US$/barrel)                            55.33    US$1/barrel change(1) to WTI           31

   Fuel - jet fuel price (cents/litre)                      59.39    1% change(1)                           22

   Cost per ASM (cents)                                      15.9    1% change                              94

-----------------------------------------------------------------------------------------------------------------
(1) Excludes impact of fuel surcharges and fuel hedging.


------------------------------------------------------------------------------------------------------------
                                                                          Estimated          Estimated
                               2005                                       Operating           Pre-Tax
Key Variable                  Measure     Sensitivity factor             Income Impact     Income Impact
------------                  -------     ------------------             -------------     -------------
                                                                         ($ millions)       ($ millions)

Currency Exchange
<          Canada to US ($)      1.21             1 cent change               11                  39
                                          (e.g. $1.20 to $1.21)

------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 74
2005 Management's Discussion and Analysis

16. RISK FACTORS

         The risk factors described herein may not be exhaustive. The Corporation operates under frequently shifting business environments and new risk factors may develop. The Corporation cannot forecast new risk factors, nor can it estimate the effect, if any, that such new risk factors may have on its businesses or the extent to which any factor or combination of factors may impact the Corporation's business.

16.1.    Risks Relating to the Corporation

Operating Results

         The Predecessor Company sustained significant operating losses and the Corporation may sustain significant losses in the future. The Predecessor Company emerged from protection under the CCAA and implemented the consolidated plan of reorganization, compromise and arrangement (the Plan) on September 30, 2004. Although the Corporation has been successful in reducing its operating costs and is pursuing additional measures to further lower its costs and to offset record high fuel expenses, the Corporation may not be able to effectively achieve or maintain anticipated planned cost reductions or maintain and restore positive net profitability.

Leverage and Liquidity

         The Corporation has, and will continue to have, a significant amount of indebtedness, including fixed obligations under aircraft leases as outlined in section 6.3 of this MD&A. The Corporation may incur additional debt, including secured debt, in the future. The amount of indebtedness that the Corporation incurs could have important consequences. For example, it could (i) limit the Corporation's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes,
(ii) require the Corporation to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the funds available for other purposes, (iii) make the Corporation more vulnerable to economic downturns, (iv) limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions and, (v) limit the Corporation's flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates.

Limitations Due to Restrictive Covenants

         Some of the financing arrangements entered into by the Corporation contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the Corporation's ability to incur indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, certain financing arrangements require the Corporation to maintain financial ratios. Any future borrowings may also be subject to covenants which limit the Corporation's operating and financial flexibility, which could materially and adversely affect the Corporation's profitability. If the Corporation fails to comply with the various covenants of its indebtedness, it may be in default under the terms thereof, which would permit holders of such indebtedness to exercise certain rights, which may include accelerating the maturity of such indebtedness, and, such defaults could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of the Corporation which secure the obligations of the Corporation.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 75
2005 Management's Discussion and Analysis

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

Need for Additional Capital

         The Corporation is facing a number of challenges in its current business operations, including high fuel prices and continued intense competition from US transborder and low-cost domestic carriers. There can be no assurance that the Corporation will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to the Corporation to provide adequate liquidity and to finance the operating and capital expenditures necessary to implement its new business strategy if cash flow from operations and cash on hand are insufficient.

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

         In addition, the Corporation's credit ratings influence its ability to access capital markets. There can be no assurance that the Corporation's credit ratings will not be downgraded, which may add to the Corporation's borrowing and insurance costs, hamper its ability to attract capital and limit its ability to operate its business, all of which could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Dependence upon Subsidiaries

         ACE is a holding company with no material sources of income, operations or assets of its own other than the cash resources it holds totaling approximately $400 million at December 31, 2005, the interest that it has in its subsidiaries and the distributions it receives from its retained interests in Aeroplan and Jazz. The Corporation is entirely dependent on the operations and assets of its subsidiaries. Any possible declaration of dividends by the Corporation to its shareholders will be dependent on the ability of its subsidiaries to declare dividends or make other payments or advances to the Corporation, or the sale by the Corporation of its interest in its subsidiaries including its retained interests in Aeroplan and Jazz. The ability of the Corporation's subsidiaries to make distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities. In addition, any right of the Corporation to receive assets of its subsidiaries upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 76
2005 Management's Discussion and Analysis

Aircraft Fleet

         A key component of the Corporation's business plan is the restructuring of its aircraft fleet, including the elimination and replacement of older, less efficient aircraft, the introduction of new regional jet aircraft (deliveries of which began in the fourth quarter of 2004), and the modernization of its international widebody fleet through the acquisition of new more economically efficient aircraft. With respect to the new regional jet aircraft, the Corporation's focus is on high frequency on key domestic and US transborder routes, while maintaining frequency on other domestic and US transborder routes through the increased use of large regional jet aircraft with lower trip costs in order to better match capacity with demand. Management expects that these regional jet aircraft will enable Air Canada to compete more effectively with low-cost carriers. Through the international widebody aircraft fleet renewal, management expects that these aircraft will allow Air Canada to place itself in a leadership position among North American international airlines and enable the airline to compete more effectively alongside the leading European, Middle East and Pacific carriers. A delay or failure in the completion of the Corporation's fleet restructuring, including a delay in delivery of the regional jet and widebody aircraft, or an inability to remove, as planned, certain widebody aircraft from the fleet in coordination with the planned entry into service of new widebody aircraft, could adversely affect the implementation of the Corporation's business plan which may, in turn, have a material adverse effect on the Corporation's business, results from operations and financial condition.

Key Personnel

         The Corporation is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the Corporation were to experience a substantial turnover in its leadership or other key employees, the Corporation's business, results from operations and financial condition could be materially adversely affected. Additionally, the Corporation may be unable to attract and retain additional qualified key personnel as needed in the future.

Employee Relations

         Most of the Corporation's employees are unionized and new or modified collective agreements were concluded during the Predecessor Company's CCAA restructuring with each of the bargaining agents. The collective agreements permit bargaining on wages in 2006 but no strikes or lock-outs may lawfully occur until after the agreements expire in 2009. Despite this, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in service at key airports. Any labour conflicts could have a material adverse effect on the Corporation's business, results from operations and financial condition. In addition, labour problems at Air Canada's Star Alliance partners, including Lufthansa and United Airlines, could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on the Corporation's business, results from operations and financial condition.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 77
2005 Management's Discussion and Analysis

Key Suppliers

         The Corporation's business is significantly dependent upon its ability to secure goods and services from a number of key suppliers, such as those relating to fuel and other key goods and services. An interruption in the provision of goods or services from a key supplier could have a material adverse impact on the Corporation's business, results from operations and financial condition. Such interruptions or stoppages may arise from a wide range of factors, including labour disputes and other factors, many of which are beyond the Corporation's control.

Interruptions or Disruptions in Service

         The Corporation's business is significantly dependent upon its ability to operate without interruption at a number of key airports, including Pearson Airport. An interruption or stoppage in service at a key airport could have a material adverse impact on the Corporation's business, results from operations and financial condition.

Dependence on Technology

         The Corporation relies in part on technology, including computer and telecommunications equipment and software and Internet-based commerce, to operate its business, including to increase revenues and to reduce costs. Proper implementation and operation of required technology initiatives is fundamental to the Corporation's ability to operate a profitable business. The Corporation continually invests in new technology initiatives to operate its business and remain competitive, and its continued ability to invest sufficient amounts in required technology initiatives is important to maintain the Corporation's ability to operate successfully. A failure or inability to invest in required technology initiatives could have a material adverse effect on the Corporation's business, results from operations and financial condition.

         The technology systems of the Corporation, including computer and telecommunications equipment and software and Internet-based technology systems, may be vulnerable to a variety of sources of failure, interruption or misuse, including natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, hackers, unauthorized or fraudulent users, and other security issues. While the Corporation continues to invest in technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any such occurrence or event, including by reason of power, telecommunication or Internet interruptions, could materially and adversely affect the Corporation's operations and could have a material adverse effect on the Corporation's business, results from operations and financial condition.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 78
2005 Management's Discussion and Analysis

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

         In May 2004, the Corporation and OSFI agreed on a protocol pursuant to which the solvency funding requirements for the Corporation's registered pension plans provided for in the then existing regulations were amended retroactive to January 1, 2004. The Corporation will have to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates.

Federal Court of Appeal Judgment - Equal Pay Litigation

         The flight attendants union at Air Canada has two complaints before the Canadian Human Rights Commission in which it alleges gender-based wage discrimination. The Canadian Union of Public Employees claims the predominantly female flight attendant group should be paid the same as the predominantly male pilot and mechanics groups because their work is of equal value. The complaints date from 1991 and 1992, but have not been investigated because of a legal dispute over whether the three groups work in the same "establishment" within the meaning of the Canadian Human Rights Act (the Act). On January 26, 2006, the Supreme Court of Canada ruled that they do, and remitted the case to the Commission, which may now proceed to assess the value of each group's work.

         During the restructuring under CCAA, it was agreed that any resolution of the complaints would have no retroactive financial impact prior to September 30, 2004. It is the view of Air Canada that any investigation will show that that it is complying with the equal pay provisions of the Act. Nonetheless, should these complaints succeed, the accrued liability and future costs could be very significant and the Corporation's business, results from operations and financial condition could be materially adversely affected.

Star Alliance

         The strategic and commercial arrangements with Star Alliance members provide Air Canada with important benefits, including codesharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave the Star Alliance or otherwise be unable to meet its obligations hereunder, the Corporation's business, results from operations and financial condition could be materially adversely affected.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 79
2005 Management's Discussion and Analysis

Foreign Exchange

         The Corporation's financial results are sensitive to the changing value of the Canadian dollar. In particular, the Corporation has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. The Corporation estimates that during 2005, a $0.01 increase in the Canada/US dollar exchange rate (i.e. from $1.20 to $1.21 per US dollar) would have had an estimated $11 million unfavourable impact on operating income and an estimated $39 million unfavourable impact on pre-tax income. Conversely, an opposite change in the exchange rate would have had the opposite effect on operating income. The Corporation incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of the Corporation relative to its US competitors and could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Business Initiatives

         The Corporation aggressively identifies and pursues important and innovative initiatives in the course of operating its business. Proper planning and implementation of these initiatives is important to the Corporation's profitability. There can be no assurance that these initiatives will be successfully implemented or achieve expected results. A failure to successfully implement such initiatives could have a material adverse effect on the Corporation's business, results from operations and financial condition.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 80
2005 Management's Discussion and Analysis

16.2.  Risks Relating to the Industry

Competition

         Air Canada operates within a highly competitive industry. Over the past few years, several carriers have entered or announced their intent to enter into domestic and US transborder markets in which Air Canada operates.

         Canadian low-cost airlines have significantly expanded in many of Air Canada's key domestic markets and have entered the US transborder market as well. Canjet operates flights to New York and Florida (during the winter) and WestJet provides regular scheduled service to Nevada, Hawaii, Florida, California, New York and Arizona. In February 2006, Porter Airlines announced its intent to offer short-haul flights from Toronto Island Airport to Canadian and US cities using 70-seat Q400 Bombardier turboprop aircraft.

          If these carriers are successful in entering or continuing their expansion into the domestic and US transborder markets of Air Canada, the Corporation's business, financial condition and results from operations could be materially adversely affected.

         US carriers currently operate routes in Air Canada's transborder market. If additional US carriers were to enter Air Canada's transborder market, or if US carriers were to introduce additional transborder services, this could have a material adverse effect on the Corporation's business, results from operations and financial condition.

         The Corporation is also facing increasing competition in international markets as carriers increase their international capacity, both by expansion and by shifting existing domestic capacity to international operations to avoid low-cost domestic competition. If these carriers are successful in their expansion in the international markets, or if other carriers enter Air Canada's markets, the Corporation's business, financial condition and results from operations could be materially adversely affected.

         The Corporation also encounters substantial price competition. The expansion of low-cost carriers in recent years has resulted in a substantial increase in discounted and promotional fares initiated by competitors. The decision to match competitors' fares, to maintain passenger traffic, results in reduced yields which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition. Furthermore, the Corporation's ability to reduce Air Canada's fares in order to effectively compete with other carriers may be limited by government policies to encourage competition. Such government policies could have a material adverse effect on the Corporation's business, results from operations and financial condition.

         Internet travel websites have driven significant distribution cost savings for airlines, but have also enabled consumers to more efficiently find lower fare alternatives by providing them with access to more pricing information. The increased price awareness of both business and leisure travelers as well as the growth in new distribution channels have further motivated airlines to price aggressively to gain fare and market share advantages. These factors will increase over time as Internet ticket sales increase, which will


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 81
2005 Management's Discussion and Analysis reduce yields and, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Airline Reorganizations

         Since September 11, 2001, a number of US air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code. Successful completion of such reorganizations (such as the successful emergence of US Airways and its merger with America West as well as the expected emergence of United Airlines) could present the Corporation with competitors having reduced levels of indebtedness and significantly lower operating costs derived from labour, supply and financing contracts that were renegotiated under the protections of the Bankruptcy Code. In addition, air carriers involved in reorganizations historically have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could result in lower yields for the Corporation which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Economic and Geopolitical Conditions

         Airline operating results are sensitive to economic and geopolitical conditions which have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. The Corporation is not able to predict with certainty market conditions and the fares Air Canada and Jazz will be able to charge. Customer expectations are changing rapidly and the demand for lower fares may limit revenue opportunities. A downturn in economic growth in North America, as well as geopolitical instability in various areas of the world, would have the effect of reducing demand for air travel in Canada and abroad and, together with the other factors discussed herein, could materially adversely impact the Corporation's profitability. Any prolonged or significant weakness of the Canadian and world economy could have a material adverse effect on the Corporation's business, results from operations and financial condition, especially given the Corporation's substantial fixed cost structure.

Airline Industry Characterized By Low Gross Profit Margins and High Fixed Costs

         The entire airline industry and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could, in the aggregate, have a significant effect on the Corporation's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down airline fares in general. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on the Corporation's business, results from operations and financial condition.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 82
2005 Management's Discussion and Analysis

Dependence of Other Operating Entities

         Many of the risks factors in the nature of those described herein, should they materialize, could have a material adverse effect on the Corporation's other operating entities, including Air Canada, Air Canada Cargo, ACGHS, Jazz, ACTS and Aeroplan, either directly, or indirectly, by affecting the air transportation industry generally and/or other air carriers, on which these other operating entities rely for the success of their business, results from operations and financial conditions.

Fuel Costs

         Fuel costs were the second largest expense to the Corporation in 2005. Fuel prices fluctuate widely depending on many factors including international market conditions, geopolitical events and the Canada/US dollar exchange rate. The Corporation cannot accurately predict fuel prices. During 2003, 2004 and 2005, fuel prices increased and currently remain at historically high levels. Should fuel prices continue at, or continue to increase above, such high levels, fuel costs could have a material adverse impact on the Corporation's business, results from operations and financial condition. Due to the competitive nature of the airline industry, the Corporation may not be able to pass on any increases in fuel prices to its customers by increasing its fares. Based on 2005 volumes, the Corporation estimates that a US$1 per barrel movement in the average price of West Texas Intermediate (WTI) crude oil would have resulted in an approximate $31 million change in 2005 fuel expense for Air Canada (excluding any impact of fuel surcharges and fuel hedging), assuming flying capacity remained unchanged and that refining spreads between WTI crude oil and jet fuel as well as foreign exchange rates remained constant.

         In order to help minimize the Corporation's exposure to the volatility of fuel prices, a systematic fuel risk management strategy has been implemented using financial instruments to build up the Corporation's hedge position in increments of approximately 4 per cent per month to a target level of approximately 50 per cent of its anticipated jet fuel requirements, beginning in September 2005, for a 24-month period.

Terrorist Attacks

         The September 11, 2001 terrorist attacks and subsequent terrorist attacks, notably in the Middle East, Southeast Asia and Europe, caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving the Corporation or another carrier) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's flights. It could also lead to a substantial increase in insurance and airport security costs. Any resulting reduction in passenger revenues and/or increases in insurance and security costs could have a material adverse impact on the Corporation's business, results from operations and financial condition.

Epidemic Diseases (Severe Acute Respiratory Syndrome, Avian Flu or Other
Diseases)

         As a result of the international outbreaks of Severe Acute Respiratory Syndrome (SARS) in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel destinations served by Air


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 83
2005 Management's Discussion and Analysis

Canada and Jazz, and on the number of passengers traveling on Air Canada's and Jazz's flights and resulted in a major negative impact on traffic on the entire network. A further outbreak of SARS or of another epidemic disease (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. Any resulting reduction in traffic on Air Canada's and Jazz's network could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Seasonal Nature of the Business, Other Factors and Prior Performance

         Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short term.

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

Regulatory Matters

         The airline industry is subject to extensive Canadian and foreign government regulations relating to, among other things, security, safety, licensing, competition, noise levels and the environment. Additional laws and regulations may be proposed from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional limitations by governments, the Competition Bureau and/or the Competition Tribunal or other governmental entities may have a material adverse effect on the Corporation's business, results from operations and financial condition. The Corporation cannot give any assurances that new regulations or revisions to the existing regulations will not be adopted. The adoption of such new regulations or revisions could be materially adverse to the Corporation's business, results from operations and financial condition.

         The availability of international routes to domestic air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect the Corporation's international operations.

         In July 2000, the Government of Canada amended the Canada Transportation Act (CTA), the Competition Act and the Air Canada Public Participation Act (Canada) to address the competitive airline environment in Canada and ensure protection for consumers. This legislation increased the powers of the Canadian Transportation Agency with respect to pricing on non competitive domestic routes, and domestic terms and conditions of carriage.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 84
2005 Management's Discussion and Analysis

         This legislation also included airline specific provisions concerning "abuse of dominance" under the Competition Act, including the establishment of administrative monetary penalties for a breach of the "abuse of dominance" provision by a dominant domestic air carrier. In February 2001, the Competition Bureau released for consultation draft guidelines outlining the approach it proposed to take in enforcing the airline specific "abuse of dominance" provisions of the Competition Act.

         In March 2001, the Commissioner of Competition brought an application under the "abuse of dominance" provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada if such fares would not cover the avoidable costs of such flights. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases, Phase I of which considered the approach to be taken in reviewing an avoidable cost case against Air Canada. The Competition Tribunal released its reasons and findings regarding Phase I on July 22, 2003, and adopted a broadly crafted avoidable cost test. The decision of the Competition Tribunal does not constitute a determination that Air Canada breached the Competition Act by abusing its dominant position, which is an issue that would have been determined in Phase II of the application.

         In September 2004, following extensive discussions with Air Canada about resolving the tribunal case and related issues, the Commissioner of Competition issued a letter describing the enforcement approach to be taken by the Competition Bureau to any new complaint made against a dominant domestic carrier in light of the changes in the airline industry that have occurred since 2000. The Commissioner has also indicated support for the repeal of the airline specific provisions at the Competition Act, although the timing for such legislative changes is unknown given the recent change in the Federal Government following the January 23, 2006 elections.

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


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 85
2005 Management's Discussion and Analysis

Increased Insurance Costs

         The terrorist attacks of September 11, 2001 (9/11), and the resulting staggering losses to the insurance industry, led to a significant increase in Air Canada's insurance premiums. While this premium increase has steadily decreased since 9/11, premiums have not returned to pre 9/11 levels and continue to negatively impact the financial results of the Corporation. In addition, the aviation insurance industry is continually reevaluating the terrorism risks that they do cover and this activity may adversely affect some of the Corporation's existing insurance carriers or the Corporation's ability to obtain future insurance coverage. To the extent that the Corporation's existing insurance carriers are unable or unwilling to provide it with insurance coverage, the Corporation's insurance costs may increase further and may result in the Corporation being in breach of contractual arrangements requiring that specific insurance be maintained, which may have a material adverse effect on the Corporation's business, results from operations and financial condition.

Third Party War Risk Insurance

         There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it is currently providing to the Corporation and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity or amends such indemnity, the Corporation and other industry participants would have to turn to the commercial insurance market to seek such coverage. Such coverage would cost the Corporation in excess of $24 million per year. Alternative solutions, such as that envisioned by the International Civil Aviation Organization (ICAO) and the International Air Transport Association
(IATA), have not developed as planned, due to actions taken by other countries and the recent availability of supplemental insurance products. ICAO and IATA are continuing their efforts in this area, however, the prospects for a global solution are not in the immediate or near future. The US federal government has set up its own facility to provide war risk coverage to US carriers, thus removing itself as a key component of any global plan.

         Furthermore, the London aviation insurance market has introduced a new standard war and terrorism exclusion clause to apply to aircraft hull and spares war risk insurance, and intends to introduce similar exclusions to airline passenger and third party liability policies, that excludes claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or biochemical materials. The Government of Canada indemnity program is designed to address these types of issues as they arise, but it has not yet decided to extend the indemnity to cover this exclusion. Unless and until the Government of Canada does so, the loss of coverage exposes the Corporation to this new uninsured risk and may ultimately result in the Corporation being in breach of contractual arrangements, which may have a material adverse effect on the Corporation's business, results from operations and financial condition.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 86
2005 Management's Discussion and Analysis

Casualty Losses

         Due to the nature of its core operating business, the Corporation may be subject to liability claims arising out of accidents or disasters involving aircraft on which the Corporation's customers are traveling or involving aircraft of other carriers maintained or repaired by the Corporation, including claims for serious personal injury or death. There can be no assurance that the Corporation's insurance coverage will be sufficient to cover one or more large claims and any shortfall may be material. Additionally, any accident or disaster involving one of the Corporation's aircraft or an aircraft of another carrier maintained or repaired by the Corporation may significantly harm the Corporation's reputation for safety, which would have a material adverse effect on the Corporation's business, results from operations and financial condition.

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


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 87
2005 Management's Discussion and Analysis

17.  CONTROLS AND PROCEDURES

17.1.  Disclosure Controls and Procedures

         Disclosure controls and procedures within the Corporation are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

         An evaluation of the effectiveness of the Corporation's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration (CSA) and the Securities and Exchange Commission (SEC), was conducted at December 31, 2005 by and under the Corporation's management, including the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures are effective.

17.2.  Internal Controls over Financial Reporting

         Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and compliance with generally accepted accounting principles in its financial statements.

         The Corporation's management have evaluated whether there were changes to its internal controls over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. No such changes were identified through management's evaluation.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 88
2005 Management's Discussion and Analysis

18.  OUTLOOK

         Over the past two years, the Corporation has implemented a new business model, restructured its operations, improved employee and asset productivity, reduced operating costs and established a new corporate and capital structure with reduced financial leverage. This has resulted in improved financial results and competitive position.

         The Corporation is committed in 2006 to deliver its business plan including continued expansion of the new business model and improved cost and productivity through process re-design and technological enhancements. Key pillars of the 2006 plan are to:

o Grow revenues and customer loyalty, through further enhancement of the new business model including expansion of the subscription pass product.

o Deliver a superior customer experience with new aircraft and significantly improved in-flight product.

o Improve customer access to products and business unit productivity through simplifying processes, technology and process re-design.

o    Improve labour relations and employee involvement.

o Enhance shareholder value through expansion of key businesses and potential monetization.

Transportation Services

         The airline business, in 2006, plans to increase its system ASM flying capacity by approximately 5 per cent compared to 2005. With the introduction of large regional jets, North American operations are expected to grow by approximately 7 per cent with greater point to point services. Jazz flying, in terms of ASMs, is planned to increase by over 50 per cent from the prior year in order to benefit from the lower operating costs of this business segment.

         Low-cost carriers have achieved success in the North American market and a number of legacy carriers have or are in the process of restructuring their operations to lower costs and improve their competitive position. As a result, passenger fares and yields per RPM are expected to remain under pressure in 2006. Over the past 21 months, the Corporation has achieved record load factors with the successful implementation of its new business model. Load factors are expected to remain high in 2006, however, they may not continue at record levels. With competitively priced passenger fares, operating higher load factors enables greater revenue generation per flight and higher efficiency of ground and support operations.

         The new Bombardier and Embraer regional jets allow the Corporation to offer greater aircraft frequencies and operate more profitably on specific routes with relatively fewer passengers per flight as compared to larger aircraft operated by either Air Canada or its low-cost carrier competition. Deliveries of the new Embraer-190 aircraft continue in 2006 and 45 of these aircraft are expected to be in service by early 2008. With these new aircraft, the Corporation is progressively expanding its point-to-point network to enhance its ability to compete with low-cost carriers operating larger aircraft on specific routes.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 89
2005 Management's Discussion and Analysis

         A cornerstone of the Corporation's strategy going forward will be the growth of its international operations. In order to support the expansion of these operations and deliver a superior customer product, the Corporation will be taking delivery of new Boeing 777 series aircraft beginning in 2007 and the highly efficient Boeing 787 aircraft commencing in 2010.

         The airline industry is subject to numerous factors and costs over which it has little or no control (more fully described in the Risk Factors section). These include crude oil and jet fuel prices and quasi-government or airport authority fees for airport or navigation charges amongst others. With crude oil prices trading in the record US$65-70 range and refining spreads subject to continuing volatility, fuel expense remains a major risk in 2006. The Corporation has progressively implemented fuel hedging in 2005 and has been able to mitigate a portion of previous fuel price increases through higher passenger and cargo charges. However, the pricing of crude oil and jet fuel is subject to market forces and it is not certain whether the Corporation will be able to mitigate, in a meaningful way, continuing record fuel prices in a highly competitive airline environment. 2005 saw major increases in airport fees especially at its main hub in Toronto. Further increases were implemented in 2006, but at a lower rate than in 2005. Nonetheless, these costs will continue to increase during the year.

         In 2006, the Corporation has a wage review covering most of its unionized employees under the collective agreements which expire in 2009.

Aeroplan

         In 2006, Aeroplan will further enhance its partnerships and value-added services, as well as remain favourable to strategic acquisition opportunities, whilst sustaining a meaningful distributable cash growth.

         It will also pursue further cost reductions and efficiency gains in operations, particularly with respect to call centre productivity improvements and use of web-based service products. New practices, such as work-at-home for the call centre agents, will also be investigated.

Jazz

         The recent Jazz public offering is in support of ACE's value enhancement strategy. Management remains fully committed to delivering continued improvements in financial and operational results in the future.

         By July 2006, Jazz's operating fleet is scheduled to reach 135 aircraft.

         Effective January 1, 2006, an amended and restated capacity purchase agreement with Air Canada, the CPA, will, among other things, establish the rates to be paid by Air Canada to Jazz for 2006 through 2008 and the minimum number of covered aircraft until December 2015. Management anticipates that substantially all of Jazz's currently contemplated growth will be attributable to the CPA with Air Canada and the increased fleet contemplated by such agreement.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 90
2005 Management's Discussion and Analysis

ACTS

         As it begins its second full year as a stand-alone organization, ACTS will continue to work on developing its business model and will focus on its operations and productivity to improve financial results.

         Increased productivity, enhanced processes and systems, cost improvement and sustainable growth will be ACTS's priorities in 2006. In addition, ACTS will continue to focus on meeting customer production requirements.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 91
2005 Management's Discussion and Analysis

19. SUBSEQUENT EVENTS

19.1.  Jazz Air Income Fund

         On February 2, 2006, the Jazz Air Income Fund (the Fund) sold 23.5 million units at a price of $10 per unit for net proceeds of approximately $222 million. The Fund is an unincorporated, open-ended trust created to indirectly acquire and hold 19.1 per cent of the outstanding limited partnership units of Jazz. ACE holds the remaining 80.9 per cent of the outstanding limited partnership units of Jazz.

         The Fund has granted to the underwriters an over-allotment option (the Over-Allotment Option), exercisable for a period of 30 days following the Closing Date, to purchase up to 3.525 million additional units at $10 per unit for net proceeds of $33 million. In the event the underwriters exercise the Over-Allotment Option in full, the Fund and ACE will hold 22 per cent and 78 per cent of the outstanding limited partnership units of Jazz respectively.

         Pursuant to the limited partnership agreement, 20 per cent of Jazz's limited partnership units are subordinated by ACE in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Jazz to the extent that Jazz has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

         In connection with the offering, the establishment of $150 million senior secured syndicated credit facilities was completed. On closing of the offering, $115 million was drawn under the credit facilities. The facility bears interest at floating rates and has a three-year term.

19.2.  Non-unionized Labour Reductions

        In February 2006, the Corporation announced that certain ACE companies will proceed with the reduction of non-unionized staffing levels by 20 per cent. The non-unionized staff reductions are expected to take place primarily at Air Canada, Air Canada Cargo, ACGHS, and ACTS. The costs of this program will be recorded during the first quarter of 2006 once the details of the plan are finalized.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 92
2005 Management's Discussion and Analysis

A.     Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "Commission") as those controls and procedures that are designed to ensure that information required to be disclosed by ACE Aviation Holdings Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and its Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.     Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.     Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

D.     Audit Committee Financial Expert

The Registrant's board of directors has determined that David I. Richardson, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. Richardson is independent as that term is defined in the rules and regulations of the Nasdaq Stock Market, Inc.

         The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

E.     Code of Ethics

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The Registrant will provide a copy of the Code, without charge, to any person that requests a copy by contacting the Registrant's Secretary at the address that appears on the cover of this Annual Report.

F.     Principal Accountant Fees and Services

       Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant's principal accountant, for the period from June 29, 2004, the date of incorporation, to December 31, 2004 and for the fiscal year ended December 31, 2005 for professional services rendered by it for the audit of the Registrant's annual financial statements and for services that are normally provided by it in connection with statutory and regulatory filings or engagements for such years were Cdn$3,356,851 and Cdn$4,161,299, respectively.

         Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the period from June 29, 2004, the date of incorporation, to December 31, 2004 and for the fiscal year ended December 31, 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$321,269 and Cdn$242,015, respectively. Audit-related fees were paid for professional services related to pension plan audits, specified procedures reports and other items related to the audit.

       Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the period from June 29, 2004, the date of incorporation, to December 31, 2004 and for the fiscal year ended December 31, 2005 for professional services rendered by it for tax compliance, tax advice and tax planning were Cdn$459,108 and Cdn$21,750, respectively. Tax fees were paid for professional services rendered with respect to commodity and income taxes.

       All Other Fees

Other than the audit fees, audit-related fees and tax fees described above, PricewaterhouseCoopers LLP has not billed other fees to the Registrant for the period from June 29, 2004, the date of incorporation, to December 31, 2004 and for the fiscal year ended December 31, 2005 for products and services provided by it.

       Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's principal accountant for the years ended December 31, 2004 and December 31, 2005 were pre-approved by the audit committee of the Registrant.

G.     Off-Balance Sheet Arrangements

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 - Off-Balance Sheet Arrangements", included in Document No. 3 to this Annual Report.

H.     Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005", included as Document No. 3 to this Annual Report.

I.     Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: David I. Richardson (Chair), W. Brett Ingersoll and John T. McLennan. Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc.

J.     Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 - Critical Accounting Estimates", included as Document No. 3 to this Annual Report.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

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


                                     ACE AVIATION HOLDINGS INC.


March 31, 2006                       By:    /s/ BRIAN DUNNE
                                            ------------------------------------
                                     Name:  Brian Dunne
                                     Title: Executive Vice-President and
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