Form 40-F
period 2007-12-31
ACE Aviation Holdings Inc.
filed 2008-03-31
CIK 1295721

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 40-F
(Check One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007	Commission File Number 0-51034
ACE AVIATION HOLDINGS INC. (Exact Name of Registrant as Specified in Its Charter) Not Applicable (Translation of Registrant's Name Into English (if Applicable))
Canada (Province or other Jurisdiction of Incorporation or Organization)	4512 (Primary Standard Industrial Classification Code Number (if Applicable))	Not Applicable (I.R.S. Employer Identification Number (if Applicable))
5100 de Maisonneuve Boulevard West Montreal, Québec, Canada, H4A 3T2 (514) 422-5000 (Address and telephone number of Registrant's principal executive offices)

CT Corporation System
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
The Registrant had 82,228,958 Class A Variable Voting Shares, 23,708,964 Class B Voting Shares and 12,500,000 Preferred Shares outstanding as at December 31, 2007
Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	82-______	No	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "Commission") as those controls and procedures that are designed to ensure that information required to be disclosed by ACE Aviation Holdings Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  The Registrant's Chief Executive Officer and its Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures were effective. See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Controls and Procedures – Disclosure Controls and Procedures", included in Exhibit No. 1.3 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Controls and Procedures - Management's Report on Internal Control over Financial Reporting", included in Exhibit No. 1.3 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report, under the heading "Internal control over financial reporting", is included in PricewaterhouseCoopers LLP's report to the shareholders of ACE dated February 7, 2008 that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, included in Exhibit No. 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there have been no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Registrant's internal control over financial reporting, except for remediation of the material weakness in the Registrant's internal control over financial reporting as at December 31, 2006 with respect to accounting for income taxes.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2007.

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

The Registrant’s board of directors has adopted a code of ethics (the "Code") that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The Registrant will provide a copy of the Code, without charge, to any person that requests a copy by contacting the Registrant’s Secretary at the address that appears on the cover of this Annual Report.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant's principal accountant, for the fiscal years ended December 31, 2006 and 2007 for professional services rendered by it for the audit of the Registrant's annual financial statements and for services that are normally provided by it in connection with statutory and regulatory filings or engagements, including services related to the audit of internal controls over financial reporting, for such years were Cdn$8,445,500 and Cdn$5,294,399, respectively.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$599,883 and Cdn$316,009, respectively.  Audit-related fees were paid for professional services related to pension plan audits, specified procedures reports and other items related to the audit.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2007 for professional services rendered by it were Cdn$30,000 and Cdn$50,024, respectively.  Tax fees were paid for professional services rendered with respect to income taxes.

All Other Fees

Other than the audit fees, audit-related fees and tax fees described above, PricewaterhouseCoopers LLP has not billed other fees to the Registrant for the fiscal years ended December 31, 2006 and 2007 for products and services provided by it.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's principal accountant for the years ended December 31, 2006 and December 31, 2007 were pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

See "Management's Discussion and Analysis of Results of Operations and Financial Condition - Off-Balance Sheet Arrangements", included in Exhibit No. 1.3 to this Annual Report.

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Financial and Capital Management- Contractual Obligations", included in Exhibit No. 1.3 to this Annual Report.

K.	Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: David I. Richardson (Chair), W. Brett Ingersoll and John T. McLennan.  Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc.

L.	Critical Accounting Policies

See "Management's Discussion and Analysis of Results of Operations and Financial Condition - Critical Accounting Estimates", included as Exhibit No. 1.3 to this Annual Report.

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

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Class A Variable Voting Shares and Class B Voting Shares.

EXHIBITS

        The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2007
1.2
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F

1.3	Management's Discussion and Analysis of Results of Operations and Financial Condition for the fiscal year ended December 31, 2007
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                      ACE AVIATION HOLDINGS INC.

March 31, 2008	By:	/s/ Brian Dunne
	Name:	Brian Dunne
	Title:	Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2007
1.2
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F

1.3	Management's Discussion and Analysis of Results of Operations and Financial Condition for the fiscal year ended December 31, 2007
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002